Form 20-F
Oculis Holding AG
filed 2023-03-08
CIK 1953530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 2, 2023

Commission File Number: 001-41636

OCULIS HOLDING AG

(Exact name of Registrant as specified in its charter)

Not applicable	Switzerland
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of principal executive offices)

Riad Sherif

EPFL Innovation Park, Bat D 3e Route J-D.

Colladon, CH-1015 Lausanne, Switzerland

+41-21-711-3970

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value CHF 0.01 per share	OCS	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	OCSAW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 32,733,373 ordinary shares and 4,403,294 warrants to purchase ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item17  ☐    Item18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Unless otherwise stated or unless the context otherwise requires, references to “New Parent” or the “Company” are to the registrant named “Oculis Holding AG”, previously a direct subsidiary of European Biotech Acquisition Corp., referred to herein as “EBAC,” and subsequently the listed public company resulting from the consummation of the Business Combination (the “Closing”), whereas references to “Oculis” are to Oculis SA and its subsidiaries prior to the Closing and to New Parent and its subsidiaries after the Closing. Forward-looking statements in this Report may include, for example, statements about:

•	the benefits of the Business Combination;

•	the Company’s financial performance following the Business Combination;

•	the ability to maintain the listing of New Parent Shares and New Parent Warrants on the Nasdaq Global Market following the Business Combination;

•	timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals, as well as commercial outcomes;

•	expected benefits of Oculis’ business and scientific approach and technology;

•	the potential safety and efficacy of Oculis’ product candidates;

•	Oculis’ ability to successfully develop, advance and commercialize its pipeline of product candidates;

•	the effectiveness and profitability of Oculis’ collaborations and partnerships, its ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;

•	expectations related to future milestone and royalty payments and other economic terms under Oculis’ collaborations and partnerships;

•	estimates regarding future revenue, expenses, capital requirements and need for additional financing;

•	estimates of market opportunity for Oculis’ product candidates;

•	the effects of increased competition as well as innovations by new and existing competitors in our industry;

•	Oculis’ strategic advantages and the impact those advantages may have on future financial and operational results;

•	Oculis’ expansion plans and opportunities;

•	Oculis’ ability to grow its business in a cost-effective manner;

•	Oculis’ expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	the impact of the COVID-19 pandemic, macroeconomic factors and other global events, such as the Russia-Ukraine conflict, on Oculis’ business;

•	changes in applicable laws or regulations; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and are based on potentially inaccurate assumptions. Forward-looking statements are not guarantees of future performance. The risks outlined above and others described in the section entitled “Risk Factors” are not exhaustive. Other sections of this Report describe additional factors that could adversely affect the results of operations, financial condition, liquidity and the development of EBAC, Oculis and New Parent, the industry the Company operates in and risks relating to the Business Combination. New risks can emerge from time to time, and it is not possible to predict all such risks, nor can it be assessed the impact of all such risks on Oculis’ business or to the extent which any such risks or combinations of risks and other factors may cause actual results to differ materially from those contained in any forward-looking statements. Given these results and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

Accordingly, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this Report. The Company does not undertake any obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports filed by EBAC (prior to the Acquisition Closing) or New Parent (after the Acquisition Closing) from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Report.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” in the final proxy statement/prospectus (the “Prospectus”) which is part of the Registration Statement on Form F-4 (File No. 333-268201) filed with the SEC and declared effective on February 3, 2023, which section is incorporated by reference into this Report.

EXPLANATORY NOTE

On March 2, 2023, the Company (as defined below) consummated the previously announced business combination pursuant to the Business Combination Agreement dated as of October 17, 2022, by and between EBAC and Oculis. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement. Pursuant to the Business Combination Agreement and the Ancillary Agreements:

•

at the First Merger Effective Time on March 1, 2023, Merger Sub 1 merged into and with EBAC, with EBAC as the surviving company, and (a) each share of EBAC Common Stock (including those held by the PIPE Investors) was automatically converted into the Surviving EBAC Shares, (b) each EBAC Warrant outstanding immediately prior to the First Merger Effective Time was automatically converted into Surviving EBAC Warrants and (c) EBAC deposited with the Exchange Agent the Surviving EBAC Shares and Surviving EBAC Warrants on the terms, and subject to the conditions set forth in the Business Combination Agreement and in the Ancillary Agreements;

•

on March 1, 2023, immediately before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent, solely on behalf of the holders of Surviving EBAC Shares, contributed the Surviving EBAC Shares to the Company in exchange for Ordinary Shares, which were held by the Exchange Agent solely on behalf of the holders of Surviving EBAC Shares. Concurrently with the Exchange Agent Contribution, the Ordinary Shares held by EBAC were cancelled;

•

immediately following the Exchange Agent Contribution and concurrent Share Cancellation, EBAC assigned all of its right, title and interest in the Existing Warrant Agreement to the Company and the Company accepted such assignment;

•

pursuant to the Warrant Agreement Assumption and subsequent amendment of the Existing Warrant Agreement, the amended Existing Warrant Agreement now provides for the right to acquire Ordinary Shares, which Warrants were held by the Exchange Agent solely on behalf of the holders of Surviving EBAC Warrants;

•

following the Exchange Agent Contribution and subsequent receipt of the New Parent Interests, on March 2, 2023, immediately before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent undertook to distribute (i) the Ordinary Shares held by it on behalf of the holders of Surviving EBAC Shares to the holders of Surviving EBAC Shares and (ii) the Warrants held by it on behalf of the holders of Surviving EBAC Warrants to the holders of Surviving EBAC Warrants;

•	at the Second Merger Effective Time on March 2, 2023, EBAC merged with and into Merger Sub 2, and Merger Sub 2 was liquidated and its assets distributed to New Parent;

•

on March 2, 2023, after the Second Merger Effective Time but before the Oculis Share Contribution, New Parent assumed the Convertible Loan Agreements, pursuant to which the Lenders granted Oculis a right to receive convertible loans with certain conversion rights in an aggregate amount of $19,670,000, and immediately after such assumption but before the Oculis Share Contribution, the Lenders exercised their conversion rights in exchange for New Parent Shares; and

•

on March 2, 2023, the Acquisition Closing Date, those Oculis Shareholders executing Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement effected the Oculis Share Contribution; and in the first half of 2023, at the Third Merger Effective Time, Oculis will merge with and into Merger Sub 3, with Oculis as the surviving company and a wholly owned subsidiary of New Parent.

Concurrently with the execution of the Business Combination Agreement, EBAC entered into the Initial Subscription Agreements, pursuant to which the Initial PIPE Investors agreed to purchase from EBAC, severally and not jointly, and EBAC agreed to issue from treasury and transfer to the Initial PIPE Investors, an aggregate of 6,330,391 shares of EBAC Class A Common Stock at a price of $10.00 per share for an aggregate purchase price of $63,303,910. Subsequent to the Initial PIPE Financing, in January 2023, EBAC entered into the Subsequent Subscription Agreements with the Subsequent PIPE Investors, pursuant to which the Subsequent PIPE Investors agreed to subscribe for, and EBAC agreed to issue from treasury to the Subsequent Subscribers, an aggregate of 788,500 shares of EBAC Class A Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $7,885,000. The aggregate amount of EBAC Class A Common Stock issued pursuant to the PIPE Financing was 7,118,891 shares for aggregate gross proceeds of $71,188,910. Pursuant to the transactions contemplated in the Business Combination Agreement, EBAC Class A Common Stock ultimately converted into New Parent Shares.

Also concurrently with the execution of the Business Combination Agreement, Oculis and the Lenders party thereto entered into convertible loan agreements pursuant to which, among other things, the Lenders party thereto granted Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $12,670,000. Subsequent to the execution of the Business Combination Agreement, on January 20, 2023 and as amended and restated on February 22, 2023, Oculis and an additional Lender entered into a convertible loan agreement in substantially the same form as the initial convertible loan agreement, pursuant to which, among other things, the Lender party thereto granted Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $7,000,000. The aggregate amount raised under the Convertible Loan Agreements is $19,670,000. Following the Second Merger Effective Time on March 2, 2023, New Parent assumed the Convertible Loan Agreements, and immediately after such assumption but before the Oculis Share Contribution, the Lenders exercised their conversion rights in exchange for New Parent Shares at $10.00 per share, on substantially the same terms as the PIPE Investors. In accordance with the Convertible Loan Agreements, upon conversion, the Lenders were granted certain customary registration rights, substantially on the same terms as those offered pursuant to the Subscription Agreements.

Certain amounts that appear in this Report may not sum due to rounding.

DEFINED TERMS

In this Report:

“2023 Plan” means the Stock Option and Incentive Plan Regulation 2023 of the registrant.

“Acquisition Closing” means the closing of the First Merger, Second Merger and Oculis Share Contribution.

“Acquisition Closing Date” means March 2, 2023, the date upon which the Acquisition Closing occurred.

“Ancillary Agreements” means the Business Combination Agreement (together with the Oculis Disclosure Letter and the EBAC Disclosure Letter), the Subscription Agreements, the Convertible Loan Agreements, the Sponsor Support Agreement, the Non-Redemption Agreement, the Confidentiality Agreement, dated as of February 22, 2022, by and between Oculis and EBAC, the Oculis Shareholders Support Agreement and when entered into at the Acquisition Closing, the Registration Rights and Lock-Up Agreement and the Warrant Assignment And Assumption Agreement.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Mergers and the Oculis Share Contribution.

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 17, 2022, as may be amended from time to time, by and among EBAC and Oculis.

“Company Share Capital” has the meaning ascribed to such term in the Business Combination Agreement.

“Continental” means Continental Stock Transfer & Trust Company, the transfer agent and warrant agent of EBAC and New Parent.

“Convertible Loan Agreements” means the convertible loan agreements, dated as of October 17, 2022 and January 20, 2023 (as amended and restated on February 22, 2023), by and among Oculis and certain lenders party thereto.

“EBAC” means European Biotech Acquisition Corp., a Cayman Islands exempted company.

“EBAC Class A Common Stock” means Class A ordinary shares, par value $0.0001 per share, of EBAC.

“EBAC Class B Common Stock” or “Founder Shares” means Class B ordinary shares, par value $0.0001 per share, of EBAC.

“EBAC Common Stock” means EBAC Class A Common Stock and EBAC Class B Common Stock.

“EBAC Disclosure Letter” means that certain disclosure letter delivered to Oculis by EBAC on the date of the Business Combination Agreement.

“EBAC Private Placement Warrants” means a warrant to purchase one share of EBAC Class A Common Stock at an exercise price of $11.50 issued to the Sponsor.

“EBAC Public Warrants” means a warrant to purchase one share of EBAC Class A Common Stock at an exercise price of $11.50 that was included in the units sold as part of EBAC’s initial public offering.

“EBAC Shareholders” means the shareholders of EBAC as of any applicable determination time prior to the Acquisition Closing.

“EBAC Share Redemption” means the election of an eligible (as determined in accordance with EBAC’s amended and restated memorandum and articles of association) holder of shares of EBAC Class A Common Stock to redeem all or a portion of the shares of EBAC Class A Common Stock held by such holder in return for the right to receive a per-share price, payable in cash by New Parent, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with EBAC’s amended and restated memorandum and articles of association) in connection with the Transactions. The redeemed shares of EBAC Class A Common Stock shall be held in treasury for re-issuance to new investors.

“EBAC Share Redemption Amount” means the aggregate amount payable by New Parent with respect to all EBAC Share Redemptions.

“EBAC Warrants” means the EBAC Public Warrants and the EBAC Private Placement Warrants.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Continental, which was selected by New Parent, Oculis and EBAC to act on behalf of EBAC, EBAC Shareholders, Oculis and Oculis Shareholders.

“Exchange Agent Contribution” means the contribution by the Exchange Agent of Surviving EBAC Shares to the Company.

“Exchange Agent Contribution Actions” means the distribution by the Exchange Agent of Ordinary Shares and Warrants to the holders of Surviving EBAC Shares and Surviving EBAC Warrants, respectively.

“Existing Warrant Agreement” means the Warrant Agreement, dated March 15, 2021, between EBAC and the Exchange Agent, as warrant agent (incorporated by reference to Exhibit 4.1 to EBAC’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

“First Merger” means when Merger Sub 1 merges with and into EBAC, with EBAC as the surviving company.

“First Merger Effective Time” means the time at which the First Merger became effective pursuant to the filing and registration of the plan of merger with the Cayman Islands Registrar of Companies or at such later time as may be agreed by New Parent and Oculis in writing and specified in such plan of merger.

“Initial PIPE Financing” means the private placement pursuant to which the Initial PIPE Investors subscribed for EBAC Class A Common Stock, for a subscription price of $10.00 per share.

“Initial PIPE Investors” means the institutional investors that committed to subscribe for EBAC Class A Common Stock in the Initial PIPE Financing.

“Initial Subscription Agreements” means the subscription agreements, each dated as of October 17, 2022, by and among EBAC and the Initial PIPE Investors party thereto.

“Lenders” means those certain Oculis Shareholders party to the Convertible Loan Agreements pursuant to which, among other things, such Oculis Shareholders agreed to grant Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $19,670,000.

“Merger Sub 1” means Oculis Merger Sub I Company, a Cayman Islands exempted company that was a direct wholly owned subsidiary of New Parent prior to the Acquisition Closing.

“Merger Sub 2” means Oculis Merger Sub II Company, a Cayman Islands exempted company that is a direct wholly owned subsidiary of New Parent.

“Merger Sub 3” means Oculis Operations GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated and existing under the laws of Switzerland that is a direct wholly owned subsidiary of New Parent.

“Nasdaq” means The Nasdaq Stock Market LLC.

“New Parent” means Oculis Holding AG, a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland.

“New Parent Shares” or “Ordinary Shares” means ordinary shares, nominal value CHF 0.01 per share of New Parent.

“New Parent Interests” means the Ordinary Shares and Warrants which were held by the Exchange Agent solely on behalf of holders of Surviving EBAC Shares and Surviving EBAC Warrants.

“New Parent Warrants” or “Warrants” means a right to acquire Ordinary Shares, on substantially the same terms as the EBAC Warrants.

“Oculis” means Oculis SA, a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland.

“Oculis Disclosure Letter” means that certain disclosure letter delivered to EBAC by Oculis on the date of the Business Combination Agreement.

“Oculis Shareholders” means, collectively, the holders of shares of Company Share Capital as of any applicable determination time prior to the Acquisition Closing.

“Oculis Shareholders Support Agreement” means that certain agreement entered into concurrently with the execution of the Business Combination Agreement, dated as of October 17, 2022, by and among Oculis, EBAC and the Oculis Shareholders party thereto.

“Oculis Share Contribution” means the contribution by the Oculis Shareholders of the full legal and beneficial ownership of the applicable Company Share Capital to New Parent.

“PIPE Financing” means the Initial PIPE Financing and the Subsequent PIPE Financing, pursuant to which the PIPE Investors subscribed for EBAC Class A Common Stock, for a subscription price of $10.00 per share.

“PIPE Investors” means the Initial PIPE Investors and the Subsequent PIPE Investors.

“PIPE Shares” means the shares of EBAC Class A Common Stock purchased by the PIPE Investors and transferred to them by EBAC from treasury.

“Prospectus” means the final proxy statement/prospectus filed with the SEC on February 3, 2023.

“Registration Rights and Lock-Up Agreement” means the Amended and Restated Registration Rights and Lock-Up Agreement, dated as of the Acquisition Closing Date, by and among New Parent, Sponsor and certain Oculis Shareholders.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” means when EBAC merged with and into Merger Sub 2, with Merger Sub 2 as the surviving company.

“Second Merger Effective Time” means the time at which the Second Merger became effective pursuant to the filing and registration of the plan of merger with the Cayman Islands Registrar of Companies or at such later time as may be agreed by New Parent and Oculis in writing and specified in such plan of merger.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Cancellation” means the cancellation of the Ordinary Shares held by EBAC concurrently with the Exchange Agent Contribution.

“Sponsor” means LSP Sponsor EBAC B.V. a Dutch limited liability company.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated October 17, 2022, by and among EBAC, Oculis and Sponsor.

“Subscription Agreements” means the Initial Subscription Agreements and the Subsequent Subscription Agreements.

“Subsequent PIPE Financing” means the private placement pursuant to which the Subsequent PIPE Investors subscribed for EBAC Class A Common Stock, for a subscription price of $10.00 per share.

“Subsequent PIPE Investors” means the institutional investors that committed to subscribe for EBAC Class A Common Stock in the Subsequent PIPE Financing.

“Subsequent Subscription Agreements” means the subscription agreements, entered into in January 2023, by and among EBAC and the Subsequent PIPE Investors party thereto.

“Surviving EBAC Shares” means EBAC Common Stock, including those held by the PIPE Investors, automatically converted into one class of common stock of EBAC, as the surviving company of the First Merger.

“Surviving EBAC Warrants” means EBAC Warrants outstanding immediately prior to the First Merger Effective Time automatically converted into warrants of EBAC, as the surviving company of the First Merger.

“Swiss Code of Obligations” means the Swiss Federal Act on the Amendment of the Swiss Civil Code of March 30, 1911.

“Third Merger” means when Oculis merges with and into Merger Sub 3, with Merger Sub 3 as the surviving company and wholly owned subsidiary of New Parent.

“Third Merger Effective Time” means the time at which the Third Merger becomes effective pursuant to the filing and the registration of the plan of merger in accordance with the provisions of the Swiss Code of Obligations or at such later time as may be agreed by New Parent and Oculis in writing and specified in such plan of merger.

“Transfer Agent” means Continental.

“Trust Account” means that certain trust account with Continental, as trustee, containing the cash proceeds of EBAC from its initial public offering and private placement of securities (and all accrued interest earned thereon), deposited therein for the benefit of EBAC and EBAC’s public shareholders.

“Warrant Agreement Assumption” means the assignment by EBAC of all its right, title and interest in the Existing Warrant Agreement to the Company and the acceptance by Company of such assignment.

“Warrant Assignment And Assumption Agreement” means the Warrant Assignment and Assumption Agreement entered into among EBAC, the Company and the Exchange Agent, which became effective immediately following the completion of the Exchange Agent Contribution and concurrent Share Cancellation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The members of our Executive Management and of our Board of Directors (the “Board”) upon the consummation of the Business Combination are set forth in the Prospectus, in the section entitled “Management of New Parent after the Business Combination,” which is incorporated herein by reference. The general meeting of shareholders elected Riad Sherif, Christina Ackerman, Lionel Carnot, Pravin Dugel, Martijn Kleijwegt, Geraldine O’Keeffe and Anthony Rosenberg to the Board, effective as of the election at the Acquisition Closing Date. The business address for each of Company’s directors and officers is Bahnhofstrasse 7, CH-6300, Zug, Switzerland.

B.	Advisors

Cooley LLP, 500 Boylston Street, Boston, Massachusetts 02116 and Vischer AG, Aeschenvorstadt 4 Postfach, 4010 Basel, Switzerland have acted as U.S. and Swiss counsel, respectively, for Oculis and will act as counsel to the Company following the Closing.

C.	Auditors

Marcum LLP acted as EBAC’s independent registered public accounting firm for the year ended December 31, 2022 and the period from January 8, 2021 (inception) to December 31, 2021.

PricewaterhouseCoopers SA acted as Oculis’ independent registered public accounting firm for the years ended December 31, 2021 and 2020.

PricewaterhouseCoopers SA has been appointed as the independent registered public accounting firm of the Company following the Business Combination.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of September 30, 2022, after giving effect to the Business Combination, PIPE Financing and the Convertible Loan Agreements. This table should be read together with the unaudited pro forma condensed combined financial information of the Company, which is attached hereto as Exhibit 15.1.

(CHF) in thousands
Cash and cash equivalents	106,991

Share capital of New Parent	327
Share premium	253,116
Reserve for share-based payment	2,626
Actuarial loss on post-employment benefit obligations	(267)
Cumulative translation adjustments	(279)
Accumulated losses	(141,787)

Total equity	113,736

Total capitalization	113,736

Prior to the Closing, 11,505,684 shares of EBAC Class A Common Stock, par value $0.0001 per share, of EBAC were redeemed by the holders for an aggregate redemption payment of approximately $117,486,683.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Prospectus in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

New Parent, the legal entity named Oculis Holding AG, was incorporated under the laws of the Switzerland on October 31, 2022 as a stock corporation (Aktiengesellschaft) solely for the purpose of effectuating the Business Combination, which was consummated on March 2, 2023. See “Explanatory Note” for further details about the Business Combination. See also a description of the material terms of the Business Combination as described in the Prospectus in the section entitled, “Proposal No.  1 – The Business Combination Proposal—The Business Combination Agreement.” Prior to the Business Combination, New Parent owned no material assets other than its interests in Merger Sub 3, which was acquired in connection with the Business Combination through its merger with Oculis, and does not operate any business. Oculis SA is a stock corporation (Aktiengesellschaft) incorporated and existing under the laws of Switzerland. See Item 5 for a discussion of Oculis’ principal capital expenditures and divestitures for the years ended December 31, 2021 and 2020 and for the nine months ended September 30, 2022 and 2021. There are no other material capital expenditures or divestitures currently in progress as of the date of this Report.

The principal place of business and mailing address of the Company is at Bahnhofstrasse 7, CH-6300, Zug, Switzerland and its telephone number is +41-21-711-3970. The Company’s principal website address is www.oculis.com. The information contained on, or accessible through, the Company’s websites is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of New Parent Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. The Company is also an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

B.	Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the Closing, the Company became the direct parent of, and conducts its business through, Merger Sub 3.

Information regarding the business of Oculis is included in the Prospectus in the sections entitled “Business of Oculis and Certain Information About Oculis,” and “Oculis Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, Merger Sub 1 merged with and into EBAC, with EBAC as the surviving company of the First Merger, and EBAC merged with and into Merger Sub 2, with Merger Sub 2 as the surviving company of the Second Merger and wholly owned subsidiary of the Company. Approximately 30 days after the Closing, Oculis SA will merge with and into Merger Sub 3, with Merger Sub 3 as the surviving company and wholly owned subsidiary of New Parent of the Third Merger. The organizational structure of the Company after the Mergers is included on page 363 of the Prospectus and is incorporated herein by reference.

D.	Property, Plants and Equipment

Information regarding the facilities of Oculis is included in the Prospectus in the section entitled “Business of Oculis and Certain Information About Oculis—Facilities,” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through Merger Sub 3, its direct, wholly-owned subsidiary.

The discussion and analysis of the financial condition and results of operation of Oculis is included in the Prospectus in the section entitled “Oculis Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The members of our Executive Management and of our Board, upon the consummation of the Business Combination, are set forth in the Prospectus in the section entitled “Management of New Parent After the Business Combination,” which is incorporated herein by reference. Effective as of Closing, the general meeting of shareholders elected Riad Sherif, Christina Ackerman, Lionel Carnot, Pravin Dugel, Martijn Kleijwegt, Geraldine O’Keeffe and Anthony Rosenberg to the Board. The biographies of the newly appointed and elected directors are set forth in the section of the Prospectus entitled “Management of New Parent After the Business Combination ,” which is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and members of Executive Management of the Company is set forth in the Prospectus, in the sections entitled “Management of New Parent After the Business Combination” and “Management and Executive Officer and Director Compensation of Oculis,” which are incorporated herein by reference.

Stock Option and Incentive Plan Regulation 2023

By way of written resolutions passed prior to the Business Combination, the Board approved the Stock Option and Incentive Plan Regulation 2023 (the “2023 Plan”), which provides for the grant of options, restricted stock awards or units or stock appreciation rights to acquire the New Parent Shares. The 2023 Plan became effective upon the closing of the Business Combination.

The purpose of the 2023 Plan is to attract and retain highly qualified personnel and to provide key employees with additional incentive to increase their efforts on behalf and in the best interest of the Company and its subsidiaries by giving them the opportunity to acquire a proprietary interest in the Company as an incentive for them to remain in the service of the Company. The terms of the 2023 Plan are set forth in the Prospectus in the section titled “Employee benefit and equity compensation plans” beginning on page 293 of the Prospectus, which is incorporated herein by reference. Such summary and the foregoing description are qualified in their entirety by reference to the text of the 2023 Plan, a copy of which is attached hereto as Exhibit 4.12 and incorporated herein by reference.

C.	Board Practices

Information pertaining to the Board practices following the Closing is set forth in the Prospectus, in the sections entitled “Management of New Parent after the Business Combination” and “Description of New Parent Securities and Proposed Articles of Association ,” which are incorporated herein by reference.

As a foreign private issuer and in accordance with Nasdaq Listing Rule 5615(a)(3), we may, and intend to, choose to comply with home country (Switzerland) governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of the Nasdaq.

Swiss law does not require that a majority of our Board consist of independent directors. Our Board therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Although Swiss law also requires that we set up a remuneration committee, we may follow home country requirements with respect to such committee. Among other things, Swiss law does not require that all or a majority of the remuneration committee consist of independent directors.

Our articles of association provide for an independent proxy elected by our shareholders, who may represent our shareholders of record at a general meeting of shareholders, and we must provide shareholders of record with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies, thus our practice may vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

D.	Board Committees

Our Board has an audit committee, a nomination and governance committee and a remuneration committee. These committees operate pursuant to our articles of association, organizational regulations, the charter of the audit committee, the charter of the nomination and governance committee and the charter of the remuneration committee, as applicable. The composition and functioning of all committees comply with all applicable requirements of Swiss law, the Exchange Act, The Nasdaq Global Market and SEC rules and regulations.

Audit Committee

The audit committee consists of Lionel Carnot, Geraldine O’Keeffe and Christina Ackermann. The audit committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Carnot serves as chairperson of the audit committee. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The Board has determined that Mr. Carnot, Ms. O’Keeffe and Ms. Ackermann satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and Mr. Carnot qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

Each of the members of our audit committee qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit committee members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter was posted on our website prior to the listing of our common shares on Nasdaq. We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•

review and discuss with management the annual and quarterly financial statements and reports, including earnings press releases and financial information and earnings guidance given to analysts and rating agencies;

•	propose to the board to approve the quarterly and annual reports;

•

inform the board on its assessment of the financial statements and decide whether to recommend the statutory and consolidated financial statements to the board for approval and presentation to the meeting of shareholders;

•	review in cooperation with the auditor and the management whether the accounting principles applied by the company and any of its subsidiaries are appropriate;

•	review and assess the qualifications, independence, performance and effectiveness of the auditor and recommend to the board the nomination of the auditor;

•	review the scope of the prospective audit by the auditor, the estimated fees and any other matters pertaining to such audit as the committee may deem appropriate;

•	approve any proposal of audit and non-audit services to be provided by the auditor to the company to ensure auditor independence;

•	review and assess the auditor’s report, management letters and take notice of all comments of the auditor on accounting procedures and systems of control;

•

review with the auditors and management the auditor’s reports to the committee/board on critical accounting policies and practices used (and any changes thereto), on alternative treatments of financial information discussed with management and on other material written communication between the auditor and management;

•

review with the auditor any audit problems or difficulties and management’s response, including any restrictions on the scope of the auditor’s activities or on access to requested information, and any significant disagreements with management;

•

at least annually monitor, review and discuss with the auditor and with management the adequacy and effectiveness of the company’s policies and procedures regarding internal controls over financial reporting and risk assessment and the company’s compliance therewith;

•	monitor compliance with respect to the Oculis Holding AG Code of Business Conduct and Ethics, as may be amended from time to time;

•	periodically review the company’s policies and procedures for risk management and assess the effectiveness thereof;

•	periodically review the company’s policies and procedures designed to ensure compliance with laws, regulations and internal rules and policies;

•

establishing procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by officers, employees or directors of the company of concerns regarding questionable accounting or auditing matters;

•

monitor compliance with respect to the Oculis Holding AG Related Person Transactions Policy, as may be amended from time to time, and review, approve and/or ratify proposed transactions that have been identified as related person transactions thereunder; and

•

discuss with management and, if appropriate, the company’s external advisors any legal matters (including the status of pending or threatened litigation) that may have a material impact on the company’s financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the company’s contingent liabilities and risks.

Nomination and Governance Committee

The nomination and governance committee consists of Dr. Pravin Dugel, Martijn Kleijwegt and Geraldine O’Keeffe. The nomination and governance committee assists our Board in identifying individuals qualified to become our directors consistent with criteria established by us and in developing our code of business conduct and ethics. Dr. Dugel serves as chairperson of the nomination and governance committee. The nomination and governance committee is governed by a charter that was posted on our website prior to the listing of our ordinary shares on Nasdaq. We have adopted a nomination and governance committee charter, which details the principal functions of the nomination and governance committee, including:

•	establish and periodically review the qualification criteria for board candidates;

•

conduct the search for board candidates based on the qualification criteria established by the committee and any other criteria that the committee may consider appropriate, and recommend suitable candidates to the board to be nominated for election by the shareholders;

•	periodically review the policies and principles for corporate governance of the company, including the organizational rules, and recommend changes, if any, to the board for approval;

•

make recommendations to the board on board and committee compositions, including the board and committee chairperson and the size of the board and the committees, taking into account the independence standards established by applicable laws, the company’s articles of association, the organizational rules, the committee policies and corporate governance principles;

•	conducting the search for candidates for the position of CEO of the company, and shall recommend suitable candidates for evaluation and appointment by the board;

•

identify candidates for the election to the board on its own as well as by considering recommendations from shareholders, other members of the board, officers and employees of the company, and other sources that the committee deems appropriate;

•

establish a process for and conduct an annual review of the performance of the board, its committees, and individual board members in their role as members of the board or a committee of the board; and consider the results of the annual performance review when determining whether or not to recommend the nomination of a director for an additional term on the board or a committee, and for developing proposals for improving corporate governance policies and effectiveness of the board and its committees;

•	prepare and review, at least annually, a succession plan for the directors of the board, the CEO, and the members of the executive committee; and

•

review the corporate governance report of the company for inclusion in the annual report for the approval of the board and approve any other written public disclosures on corporate governance matters including, but not limited to, environmental, social and governance-related matters.

Remuneration Committee

The remuneration committee consists of Christina Ackermann, Dr. Pravin Dugel, and Lionel Carnot. The remuneration committee assists the board of directors in determining compensation for our executive officers and our directors. Ms. Ackermann serves as chairperson of the remuneration committee.

As of the first day of trading, we are subject to the Swiss provisions regarding compensations for listed companies under the Swiss Code of Obligations, which require Swiss corporations listed on a stock exchange to establish a remuneration committee. In accordance with the Swiss Code of Obligations, the members of our remuneration committee must be elected by our general meeting of shareholders and the aggregate amount of compensation of each of our directors and our executive committee must also be approved by our general meeting of shareholders, in each case commencing with our first annual general meeting of shareholders as a public company held in 2023. Christina Ackermann has been appointed as the chair of the remuneration committee and the Board will fill any vacancies on the remuneration committee until completion of the next annual general meeting of shareholders.

Each of the members of our remuneration committee qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to remuneration committee membership, including the heightened independence standards for members of a remuneration committee. The remuneration committee is governed by a charter that was be posted on our website prior to the listing of our common shares on Nasdaq. We have adopted a remuneration committee charter, which details the principal functions of the remuneration committee, including:

•

prepare and recommend to the board for approval (i) a compensation policy for the board and (ii), if so requested by the board, a compensation policy for the executive committee; and thereafter, annually review such policy or policies and recommend changes, if any, for approval by the board;

•	may periodically review the company’s compensation policies for its employees who are not members of the executive committee;

•

review and recommend to the board for approval any compensation and other payments to present and former non-employee directors of the company to the extent not already provided for in the compensation policy for the board;

•	propose to the board the resolution to be submitted to the general meeting for the maximum total compensation of the board and executive committee;

•

evaluate annually the performance the CEO (as defined in the organizational rules) and submit such evaluation for review and discussion by the board, in each case in executive session without the presence of the CEO;

•

review and recommend for approval by the board the annual base salary, incentive compensation and equity compensation of the CEO and, in consultation with the CEO, of the other members of the executive committee, and the overall compensation of the CEO and executive committee;

•	review and approve any employment contracts, severance contracts, or other agreements that the company proposes to enter into with any present, future or former members of the executive committee;

•

establish an incentive compensation plan providing for variable compensation of the members of the executive committee based on the achievement of the company’s corporate goals and the individuals’ performance, and approve any changes to such plan as may be proposed by the CEO from time to time;

•

approve any incentive compensation plans providing for variable compensation of employees of the company (excluding any member of the executive committee) and any changes thereto, as may be proposed by the CEO from time to time;

•	develop and periodically review equity compensation plans, and submit such plans and any changes to such plans to the board for approval;

•	review and approve any perquisite benefits plans proposed by the CEO for the members of the executive committee;

•	review the annual corporate goals proposed by the CEO, and recommend such goals as approved by the committee for approval by the board;

•

determine the level of achievement of the corporate goals as approved by the board upon completion of each calendar year, and apply such achievement level to the determination of the variable compensation of the members of the executive committee in accordance with the applicable incentive compensation plan;

•	evaluate its own performance on a periodic basis as part of the board performance assessment process;

•	review the remuneration committee charter annually and submit any recommended changes to the board for approval.

E.	Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Merger Sub 3, its direct, wholly-owned subsidiary.

Information pertaining to our employees is set forth in the Prospectus, in the section entitled “Business of Oculis and Certain Information About Oculis—Employees and Human Capital Resources,” which is incorporated herein by reference.

F.	Share Ownership

Information about the ownership of Ordinary Shares by our directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7.A of this Report. Information about arrangements for involving employees in the capital of the Company is set forth in Item 6.B of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of March 2, 2023 immediately following the consummation of the Business Combination by:

•	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

•	each of our directors and members of Executive Management; and

•	all our directors and members of Executive Management as a group.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of the Closing Date through the exercise of any option, warrant or any other right.

We have based percentage ownership on 32,733,373 Ordinary Shares outstanding as of the Closing Date, March 2, 2023. The table below does not include earn-out shares which are issued and contingently forfeitable and are not deemed to be outstanding.

Name and Address of Beneficial Owners	Number of Shares	Approximate Percentage of Outstanding Shares
Directors and Executive Officers (1)
Riad Sherif (2)	878,486	2.60%
Sylvia Cheung (3)	166,313	*
Páll Ragnar Jóhannesson (4)	514,124	1.57%
Christina Ackermann	—	*
Lionel Carnot	—	*
Pravin Dugel, M.D.	—	*
Martijn Kleijwegt (5)	1,997,302	6.10%
Geraldine O’Keeffe	—	*
Anthony Rosenberg (6)	96,670	*
All officers and directors as a group (9 individuals)	3,652,895	11.16%
Five Percent Holders of the Company After Consummation of the Business combination		*
LSP 7 Coöperatief U.A. (7)	4,023,015	12.29%
Certain funds managed by Pivotal Partners (8)	3,032,296	9.26%
Brunnur vaxtarsjóður slhf. (9)	2,335,841	7.14%
BVCF Management (BEYEOTECH) (10)	2,070,020	6.32%
Novartis Bioventures Ltd. (11)	2,177,902	6.65%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.
(1)	Unless otherwise noted, the business address of each of the directors and executive officers of New Parent is EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland.
(2)	Consists of 878,447 New Parent Shares issued in exchange for 768,424 ordinary shares of Oculis held prior to the Acquisition Closing Date.
(3)

Consists of (i) 66,808 New Parent Shares issued in exchange for 58,438 ordinary shares of Oculis held prior to the Acquisition Closing Date and (ii) 99,505 New Parent Shares issuable upon conversion of options to be granted to replace 87,039 Oculis share options, vested and fully exercisable within 60 days of March 2, 2023.

(4)

Consists of (i) 249,224 New Parent Shares issued to replace 218,000 ordinary shares of Oculis beneficially owned through Sjónarhóll fjárfestingar ehf., over which Mr. Jóhannesson has sole voting and dispositive power, prior to the Acquisition Closing Date and (ii) 264,900 New Parent Shares issuable upon conversion of options to be granted to replace 231,712 Oculis share options, vested and fully exercisable within 60 days of March 2, 2023.

(5)

The shares reported above are held in the name of LSP Sponsor EBAC B.V (“LSP Sponsor”). The shares reported above are net of the shares forfeited as a result of the level of EBAC redemptions and net of the shares transferred to EBAC’s public shareholders who did not redeem their shares. MRMJ Holding B.V., a Dutch limited liability company, is the majority owner of LSP Sponsor and as such, MRMJ Holding B.V. has voting and investment discretion with respect to the shares held of record by LSP Sponsor and may be deemed to have shared beneficial ownership of the shares held by LSP Sponsor. René Kuijten, Joachim Rothe, Martijn Kleijwegt and Mark Wegter who are directors of MRMJ Holding B.V. have voting and investment discretion with respect to the shares owned by MRMJ Holding B.V. and may be deemed to have indirect shared beneficial ownership of the shares held by LSP Sponsor. Mr. Kuijten, Mr. Rothe, Mr. Kleijwegt and Mr. Wegter each disclaim beneficial ownership over the founder shares except to the extent of their pecuniary interest therein.

(6)	Consists of 96,670 New Parent Shares issued in exchange for 84,559 ordinary shares of Oculis held prior to the Acquisition Closing Date.
(7)

Consists of (i) 3,789,600 PIPE Shares and (ii) 233,415 New Parent Shares issued in exchange for 197,745 preferred shares of Oculis held prior to the Acquisition Closing Date. LSP 7 Management B.V. is the sole director of LSP 7 Coöperatief UA. The managing directors of LSP 7 Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP 7 Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the securities held of record by LSP 7 Coöperatief UA. Each of Mr. Kleijwegt, Mr. Kuijten and Mr. Rothe disclaims beneficial ownership of such shares. The business address of each of the entities and individuals identified in this footnote is Johannes Vermeerplein 9 1071 DV Amsterdam, Netherlands.

(8)

Consists of (i) 209,781 New Parent Shares issued upon conversion of the Convertible Loan Agreement held by Pivotal bioVenture partners Fund I, L.P. (“Pivotal”), (ii) 2,171,415 New Parent Shares issued in exchange for 1,576,657 preferred shares of Oculis held by Pivotal prior to the Acquisition Closing Date, (iii) 57,219 New Parent Shares issued upon conversion of the Convertible Loan Agreement held by NFLS Beta Limited (“NFLS Beta”) and (iv) 593,881 New Parent Shares issued in exchange for 435,505 preferred shares of Oculis held by NFLS Beta prior to the Acquisition Closing Date. The general partner of Pivotal is Pivotal bioVenture Partners Fund I G.P., L.P. (“Pivotal GP”). The general partner of Pivotal GP is Pivotal bioVenture Partners Fund I U.G.P., Ltd (the “Ultimate General Partner”). Richard Coles, Peter Bisgaard and Vincent Sai Sing Cheung are directors of the Ultimate General Partner, and may, along with the Ultimate General Partner be deemed to have shared voting and investment control and power over the shares owned by Pivotal. Such persons disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The Ultimate General Partner is wholly owned by Pivotal Partners Ltd (“Pivotal Partners”). Pivotal Partners is wholly owned by Pivotal Life Sciences Holdings Limited (“Pivotal Life Sciences”). Pivotal Life Sciences is wholly owned by Nan Fung Life Sciences Holdings Limited (“Nan Fung Life Sciences”), and Nan Fung Life Sciences is wholly owned by NF Investment Holdings Limited (“NFIHL”). NFLS Beta is wholly owned by NFLS Platform Holdings Limited, which is wholly owned by Nan Fung Life Sciences. Nan Fung Life Sciences is wholly owned by Nan Fung Group Holdings Limited (“NFGHL” and together with Pivotal, Pivotal GP, Ultimate General Partner, Pivotal Partners, Pivotal Life Sciences, Nan Fung Life Sciences and NFIHL, the “Pivotal Parties”). The members of the Executive Committee of NFGHL make voting and investment decisions with respect to shares of our common stock held by NFLS Beta. Kam Chung Leung, Frank Kai Shui Seto, Vincent Sai Sing Cheung, Pui Kuen Cheung, Vanessa Tih Lin Cheung, Meng Gao and Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL. Such persons disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The Pivotal Parties share voting and dispositive power over the shares held by Pivotal. The business address of Pivotal, Pivotal GP, Ultimate General Partner, Pivotal Partners and Pivotal Life Sciences is 501 Second Street, Suite 200, San Francisco, CA 94107. The address of NFGHL is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Central, Hong Kong. The address of NFIHL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)

Consists of 2,335,841 New Parent Shares issued in exchange for 1,931,692 preferred shares of Oculis held prior to the Acquisition Closing Date. Voting and dispositive decisions require a majority vote of the directors of Brunnur vaxtarsjóður slhf., composed of three individuals, Guðbjörg Edda Eggertsdóttir, Hjörleifur Pálsson and Guðrún Tinna Ólafsdóttir, and, as such, each disclaim any beneficial ownership of any such shares, except to the extent of his or her pecuniary interest therein. The business address of Brunnur vaxtarsjóður slhf. is Borgartún 33, 105, 105 Reykjavík, Iceland.

(10)

Consists of 2,070,020 New Parent Shares issued in exchange for 1,635,339 preferred shares of Oculis held prior to the Acquisition Closing Date. Voting and dispositive decisions require a majority vote of the investment committee composed of six individuals, Zhi Yang, Robert Li, Vanessa Huang, Huacheng Wei, Maggie Chen, and Rachel Zhao, and, as such, each disclaim any beneficial ownership of any such shares, except to the extent of his or her pecuniary interest therein. The business address of BEYEOTECH is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(11)

Consists of (i) 255,000 PIPE Shares owned by Novartis Bioventures Ltd., (ii) 1,521,182 New Parent Shares issued in exchange for 1,102,245 preferred shares of Oculis held by Novartis Bioventures Ltd. prior to the Acquisition Closing Date and (iii) 401,720 New Parent Shares issued in exchange for 351,390 ordinary shares of Oculis held by Novartis Pharma AG prior to the Acquisition Closing Date. The foregoing shares are directly owned by Novartis Bioventures Ltd. and Novartis Pharma AG, respectively. Novartis Bioventures Ltd. and Novartis Pharma AG are each wholly-owned indirect subsidiaries of Novartis AG, which is an indirect beneficial owner of the reported securities. As the indirect parent of Novartis Bioventures, Ltd. and Novartis Pharma AG, Novartis AG shares voting and dispositive power over, and may be deemed to beneficially own, the reported securities. The business address of Novartis Bioventures Ltd., Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

B.	Related Party Transactions

Information pertaining to related party transactions is set forth in the Prospectus, in the section entitled “Certain Relationships and Related Person Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving Oculis is included in the Prospectus in the section entitled “Business of Oculis and Certain Information About Oculus—Legal Proceedings” and is incorporated herein by reference.

B.	Significant Changes

Not Applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Warrants are listed on The Nasdaq Global Market under the symbols OCS and OCSAW, respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

Subscription Agreements

Information regarding the subscription agreements applicable to the Ordinary Shares is included in the Prospectus in the section entitled “Proposal No. 1—The Business Combination Proposal—Certain Agreements Related to the Business Combination—Subscription Agreements ” and is incorporated herein by reference.

Convertible Loan Agreements

Information regarding the convertible loan agreements applicable to the Ordinary Shares is included in the Prospectus in the section entitled “Proposal No. 1—The Business Combination Proposal—Certain Agreements Related to the Business Combination—The Convertible Loan Agreements” and is incorporated herein by reference.

Lock-Up Agreements

Information regarding the lock-up restrictions applicable to the Ordinary Shares is included in the Prospectus in the section entitled “Shares Eligible for Future Sale” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Ordinary Shares and Warrants are listed on The Nasdaq Global Market under the symbol “OCS” and “OCSAW”, respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The Company is authorized to issue 18,263,684 Ordinary Shares via a capital band and 17,841,084 Ordinary Shares in the form of conditional capital as set forth in the Prospectus, in the sections entitled “Description of New Parent securities and proposed articles of association – Capital Structure of the New Parent.” As of March 2, 2023, subsequent to the closing of the Business Combination, there were 32,733,373 Ordinary Shares outstanding and issued and 3,793,995 Earnout Shares issued and contingently forfeitable. There were also 4,403,294 Warrants outstanding, each entitling the holder to purchase one Ordinary Share at an exercise price of $11.50 per share.

B.	Articles of Association

The amended and restated articles of association of the Company are included as Exhibit 1.1 to this Report. The description of the articles of association of the Company contained in Annex B to the Prospectus is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to Oculis’ Operations

Information pertaining to Oculis’ material contracts is set forth in the Prospectus, in the sections entitled “Business of Oculis And Certain Information About Oculis—Material Licenses, Partnerships and Collaborations ” which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is included in the Prospectus in the section entitled “Annex A: The Business Combination Agreement” which is incorporated herein by reference.

Other Agreements

The description of other material agreements relating to the Business Combination is included in the Prospectus in the section entitled “Proposal No.1—The Business Combination Proposal—Certain Agreements Related to the Business Combination” which is incorporated herein by reference.

D.	Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Switzerland.

E.	Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Prospectus, in the section entitled “Material Tax Considerations,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

Dividends may be paid only if the Company has sufficient distributable profit from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that the Company retain at least 5% of its annual net profit as general reserves for so long as these reserves amount to less than 20% of its paid-in nominal share capital. Under Swiss law, dividends are proposed by the Board and require the approval at a meeting of shareholders. The Company’s auditors must also confirm that the dividend proposal conforms to law and the Company’s articles of association.

G.	Statement by Experts

The consolidated financial statements of EBAC as of December 31, 2021 and 2022, for the year ended December 31, 2022 and for the period from January 8, 2021 (inception) through December 31, 2021 included in EBAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 28, 2023 and incorporated by reference in this Report have been audited by Marcum LLP (PCAOB ID: 688), an independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph as to EBAC’s ability to continue as a going concern. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Oculis SA as of December 31, 2021 and 2020 and for the years then ended incorporated in this Shell Company Report on Form 20-F by reference to the Registration Statement on Form F-4 (File No. 333-268201) of Oculis Holding AG have been so incorporated in reliance on the report of PricewaterhouseCoopers SA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers SA is a member of EXPERTsuisse – Swiss Expert Association for Audit, Tax and Fiduciary.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our interim results. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “Oculis Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” in the Prospectus is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of EBAC for the year ended December 31, 2022 and for the period from January 8, 2021 (inception) through December 31, 2021 and the related notes are included in EBAC’s Annual Report on Form 10-K for the fiscal year ended December  31, 2022, filed on February 28, 2023 and incorporated herein by reference.

The audited consolidated financial statements of Oculis SA for the years ended December 31, 2021 and 2020 and the related notes are included in the Prospectus beginning on page F-49 and incorporated herein by reference.

The unaudited interim condensed consolidated financial statements of Oculis SA for the three months and nine months ended September 30, 2022 and September 30, 2021, and as of September 30, 2022 and December  31, 2021, and the related notes are included in the Prospectus beginning on page F-83 and incorporated herein by reference.

The unaudited pro forma condensed combined financial information is incorporated by reference herein and filed as Exhibit 15.1 hereto.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1***	Articles of Association of the Company.

2.1*	Specimen Warrant Certificate (incorporated by reference to the corresponding exhibit to EBAC’s Registration Statement on Form S-1/A (No. 333-253220) filed with the SEC on March 4, 2021.

2.2*	Warrant Agreement, dated March 15, 2021, between EBAC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to EBAC’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

2.3***	Warrant Assignment and Assumption Agreement, by and among EBAC, New Parent and the Exchange Agent, dated March 1, 2023.

4.1*†	Business Combination Agreement, dated as of October 17, 2022, by and among EBAC and Oculis (incorporated by reference to the Current Report on Form 8-K filed by EBAC on October 17, 2022).

4.2*††	License Agreement by and among Alcon Research, LTD., and Oculis, dated December 19, 2018.

4.3*††	Amendment to License Agreement by and among Alcon Research, LTD. and Oculis, dated September 11, 2020.

4.4*††	Letter Agreement by and among Novartis Technology LLC and Oculis, dated October 12, 2021.

Exhibit No.	Description

4.5*††	License Agreement by and among Accure Therapeutics SL and Oculis, dated January 29, 2022.

4.6*	Oculis Shareholder Support Agreement, dated as of October 17, 2022, by and among Oculis, EBAC the other parties thereto (incorporated by reference to Exhibit 10.4 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

4.7*	Sponsor Support Agreement, dated as of October 17, 2022, by and among the Sponsor, EBAC and Oculis (incorporated by reference to Exhibit 10.5 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

4.8*	Form of PIPE Subscription Agreement by and among EBAC and certain investors party thereto (incorporated by reference to Exhibit 10.1 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

4.9*	Form of Convertible Loan Agreement by and among Oculis SA and certain shareholders party thereto (incorporated by reference to Exhibit 10.2 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

4.10*	Form of Shareholder Non-Redemption Agreement, by and among Sponsor and certain investors party thereto (incorporated by reference to Exhibit 10.3 to EBAC’s Current Report on Form 8-K filed with the SEC on October 17, 2022).

4.11***	Amended and Restated Registration Rights and Lock-Up Agreement, dated as of March 2, 2023, by and among the Company and the other signatories to be a party thereto.

4.12*#	Stock Option and Incentive Plan Regulation 2023 of Oculis Holding AG.

4.13***#	Form of Indemnification Agreement with the registrant’s officers and directors.s

8.1***	List of Subsidiaries of the Company

15.1***	Unaudited Pro Forma Condensed Financial Combined Statements.

15.2***	Consent of Marcum LLP, independent registered public accounting firm for EBAC.

15.3***	Consent of PricewaterhouseCoopers SA, independent registered accounting firm for Oculis.

*	Previously filed
***	Filed herewith.
#	Indicates management contract or compensatory plan or arrangement.
†

Certain schedules and exhibits to this Exhibit have been omitted pursuant to Company S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

OCULIS HOLDING AG

March 7, 2023	By:	/s/ Riad Sherif
	Name:	Riad Sherif
	Title:	Chief Executive Officer and Director