Form 20-F
period 2023-12-31
Oculis Holding AG
filed 2024-03-19
CIK 1953530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Colladon, CH-1015 Lausanne, Switzerland

+41-41-711-9325

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual company report: 36,649,705 Ordinary Shares and 4,254,138 Warrants to purchase Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In this Annual Report:

“2023 Plan” means the Stock Option and Incentive Plan Regulation 2023 of the registrant.

“Acquisition Closing” means the closing of the First Merger, Second Merger and Oculis Share Contribution related to the Business Combination.

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

“EBAC Private Placement Warrant” means a warrant to purchase one share of EBAC Class A Common Stock at an exercise price of $11.50 issued to the Sponsor.

“EBAC Public Warrant” means a warrant to purchase one share of EBAC Class A Common Stock at an exercise price of $11.50 that was included in the units sold as part of EBAC’s initial public offering.

“EBAC Shareholders” means the shareholders of EBAC as of any applicable determination time prior to the Acquisition Closing.

“EBAC Share Redemption” means the election of an eligible (as determined in accordance with EBAC’s amended and restated memorandum and articles of association) holder of shares of EBAC Class A Common Stock to redeem all or a portion of the shares of EBAC Class A Common Stock held by such holder in return for the right to receive a per-share price, payable in cash by Oculis, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with EBAC’s amended and restated memorandum and articles of association) in connection with the Business Combination. The redeemed shares of EBAC Class A Common Stock shall be held in treasury for re-issuance to new investors.

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

“Existing Warrant Agreement” means the Warrant Agreement, dated March 15, 2021, between EBAC and the Exchange Agent, as warrant agent.

“First Merger” means when Merger Sub 1 merged with and into EBAC, with EBAC as the surviving company.

“First Merger Effective Time” means the time at which the First Merger became effective pursuant to the filing and registration of the plan of merger with the Cayman Islands Registrar of Companies or at such later time as may be agreed by Oculis and Legacy Oculis in writing and specified in such plan of merger.

“IFRS” means IFRS Accounting Standards as adopted by the International Accounting Standards Board.

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

“Legacy Oculis” means Oculis SA, a stock corporation (Aktiengesellschaft), which was incorporated in Lausanne, Switzerland on December 11, 2017, individually or together with its consolidated subsidiaries, which together with its consolidated subsidiaries formed the Oculis group prior to the Closing.

“Lenders” means those certain Oculis Shareholders party to the Convertible Loan Agreements pursuant to which, among other things, such Oculis Shareholders agreed to grant Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $19,670,000.

“Mergers” means the two consecutive mergers between Merger Sub 1 and EBAC, and EBAC and Merger Sub 2, EBAC, after which Merger Sub 1 ceased to exist and Merger Sub 2 was the surviving company.

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

“Public Warrant” means a warrant to purchase an Ordinary Share at an exercise price of $11.50 originally issued as an EBAC Public Warrant.

“Private Placement Warrant” means a warrant to purchase an Ordinary Shares at an exercise price of $11.50 originally issued to Sponsor as an EBAC Private Placement Warrant.

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

“Swiss Code of Obligations” means the Swiss Federal Act on the Amendment of the Swiss Civil Code of March 30, 1911.

“Third Merger” means when Legacy Oculis merged with and into Merger Sub 3, with Merger Sub 3 as the surviving company and wholly owned subsidiary of Oculis.

“Third Merger Effective Time” means the time at which the Third Merger became effective pursuant to the filing and the registration of the plan of merger in accordance with the provisions of the Swiss Code of Obligations or at such later time as may be agreed by Oculis and Legacy Oculis in writing and specified in such plan of merger.

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

“Warrant” means a right to acquire Ordinary Shares, on substantially the same terms as an EBAC Warrant.

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

This Annual Report includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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
•
our ability to establish and maintain arrangements for the manufacture of our product candidates;
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
•
our expansion plans and opportunities;
•
our ability to operate and grow our business in a cost-effective manner;
•
our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
•
the impact of macroeconomic factors and other global events on our business;
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

•
We depend significantly on our product candidates, OCS-01, OCS-02 (Licaminlimab), and OCS-05, which we are developing for treatment of multiple diseases. If we are unable to complete the clinical development of any of these product candidates, if we are unable to obtain marketing approvals for any of these product candidates, or if any of these product candidates are approved and we fail to successfully commercialize the product candidate or experience significant delays in doing so, our business will be materially harmed.
•
Our product candidates may cause undesirable side effects or have other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in post-approval regulatory action. OCS-05 was placed on a clinical hold with the FDA in 2016. If we are unable to establish a NOAEL, or if our studies otherwise do not satisfy the FDA’s requirements, OCS-05 may not receive clearance from the FDA to proceed with human clinical trials, may never receive regulatory approval from the FDA, and we may not be able to market and commercialize OCS-05 in the United States, which could materially adversely affect our business, financial condition, results of operations and growth prospects.
•
The manufacture of OCS-02 (Licaminlimab), a biologic, is highly complex, costly and requires substantial lead time to produce.
•
The results of previous clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory agencies.
•
Interim, topline and preliminary data from our clinical trials may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.
•
Even if a product candidate obtains regulatory approval, it may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.
•
Even if we receive marketing approval for OCS-01, OCS-02 (Licaminlimab), OCS-05, or any future product candidate, we may not be able to successfully commercialize our product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.
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
•
Our rights to develop and commercialize our technology are subject, in part, to the terms and conditions of licenses granted to us by others. In particular, we depend on licenses for development and commercialization rights to OCS-02 (Licaminlimab) and OCS-05. If these rights are terminated or we fail to comply with our obligations under these agreements or any other license, collaboration or other agreement, we may be required to pay damages and we could lose intellectual property rights that are necessary for the development and protection of our product candidates.
•
If we are unable to obtain, maintain, protect and enforce patent or other intellectual property protection for our current and future technology and products, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.
•
The regulatory approval processes of the FDA and non-U.S. regulatory agencies are highly complex, lengthy, and inherently unpredictable. If we are unable to obtain regulatory approval for our product candidates, or to do so in a timely manner, we will be unable to generate product revenue and our business will be substantially harmed.
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

Risk Factors

Risks related to our business, financial condition, capital requirements, or financial operations

We have a very limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.

We are a clinical stage biopharmaceutical company specializing in novel therapeutics to treat ophthalmic diseases. We commenced operations in October 2003 and formed Legacy Oculis in December 2017, have no products approved for commercial sale and have not generated any revenue from product sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. To date, we have not obtained marketing approval for any product candidates, manufactured a commercial scale product, or conducted sales and marketing activities necessary for successful product commercialization.

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

We have incurred net losses in each reporting period since our inception, including net losses of CHF 88.8 million and CHF 38.7 million for the fiscal years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had accumulated losses of CHF 199.8 million.

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
•
work with our contract manufacturers to scale up the manufacturing processes for our product candidates, if approved, or, in the future, maintain outsourced manufacturing or establish and operate a manufacturing facility;
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
•
attract, hire and retain high quality personnel;
•
experience any delays or encounter other issues related to our operations;
•
incur costs associated with being a public company;
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

As of December 31, 2023, we had cash, cash equivalents and short-term financial assets of CHF 91.7 million. We believe that these cash, cash equivalents and short-term financial assets will be sufficient to enable us to fund our current operations for at least the next twelve months.

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
•
obtaining and maintaining a sustainable price for our product candidates, both in the United States and in other countries where our products are commercialized;
•
obtaining adequate reimbursement for our product candidates from third-party payors;
•
obtaining market acceptance of our product candidates as viable treatment options;
•
addressing any competing technological and market developments;
•
maintaining, protecting, expanding and enforcing our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
•
attracting, hiring and retaining high quality personnel.

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

Even if we are able to generate revenue from the sale of any approved products, we may not become profitable, and we will need to obtain additional funding through one or more debt or equity financings in order to continue operations. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price and whether we own the commercial rights for that territory. If the number of addressable patients is not as significant as we anticipate, the indication approved by regulatory agencies is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

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

Our operational and financial results are subject to concentration risk. Our success will depend significantly on the development of OCS-01, OCS-02 (Licaminlimab) and OCS-05, their regulatory approval in a limited number of jurisdictions and their commercialization by a limited number of commercial partners. Even if we are successful in developing and commercializing all of these products, our revenue may be dependent on a limited number of products that would account for a significant majority of our revenues. This concentration risk would increase to the extent we are successful in developing and commercializing fewer products as we would be dependent on a lower number of products for the significant majority of our revenues. Unfavorable changes or the non-occurrence of certain anticipated events with respect to any of these limited number of products, jurisdictions or commercial partners may disproportionately affect our global results.

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

As of December 31, 2023, we had CHF 91.7 million in cash, cash equivalents and short-term financial assets. Although we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our projected operations through at least the next 12 months, our estimate as to how long we expect our existing cash, cash equivalents and short-term financial assets to fund our operations is based on assumptions that may prove inaccurate, and we could use our available capital resources sooner than we currently expect. In addition, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may need to raise additional funds sooner than we anticipate if we choose to expand more rapidly than we presently foresee.

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

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific, medical, clinical and regulatory advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We will continue to incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will continue to incur significant legal, accounting, insurance and other expenses as a result of being a public company. The rules implemented by the SEC, Nasdaq and Swiss corporate law require changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations will continue to substantially increase our expenses as a result of being a public company, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly. These obligations require attention from our executive officers and senior management and could divert their attention away from the day-to-day management of our business. These laws, rules and regulations and the move from a private to a public company has made, and we expect will continue to make, it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect to continue to experience a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of Ordinary Shares, fines, sanctions and other regulatory action and potentially civil litigation, which could adversely impact our business, results of operation, financial condition and the price of Ordinary Shares.

We have been and will need to continue to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2023, we had 36 employees. Additionally, we may rely on a number of temporary workers and contractors from time-to-time as needed. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial, legal and other resources. Our management may need to divert a disproportionate amount of our attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. In addition, our success depends on our ability to attract and retain a talented workforce with a specialized set of skills. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of our current and potential future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

The Sarbanes-Oxley Act of 2022 requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities.

Economic, financial, geopolitical, epidemiological, or other conditions could result in business disruptions which could seriously harm our future revenue and financial condition and increase our costs and expenses.

Concerns over inflation, geopolitical issues, conflicts such as the Russia-Ukraine war and the Israel-Hamas conflict, the U.S. financial markets, foreign exchange rates, capital and exchange controls, unstable global credit markets and financial conditions, post-COVID-19 economic environment, supply chain disruptions and economic issues, have led to periods of significant economic instability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, and increased unemployment rates. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive. In addition, there is a risk that one or more of our current or future service providers, manufacturers, suppliers and other partners could be negatively affected by difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

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

In addition, our available cash, cash equivalents and investments (short-term financial assets) are held in accounts managed by third party financial institutions and consist of cash in our operating accounts and cash invested in money market funds. At any point in time, the funds in our U.S. operating accounts may exceed the Federal Deposit Insurance Corporation insurance limits. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail. Our active treasury strategy is to minimize risk through natural hedging of currencies, bank diversification and cash preservation. To date, we have experienced no loss or lack of access to cash in our operating accounts or our invested cash, cash equivalents or investments; however, we can provide no assurances that access to our operating cash or invested cash, cash equivalents or investments will not be impacted by adverse conditions in the financial markets.

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

In the ordinary course of our business, we collect, store and transmit sensitive data, including protected health information (“PHI”), intellectual property, proprietary business information and other personal information. We rely on information technology systems, networks and services, some of which are managed, hosted or provided by third parties, to assist in conducting our business. While we have not previously experienced a security breach or computer failure resulting in destruction, theft, or other loss of this information, and we and our service providers have implemented a number of security measures designed to protect against security breaches, these measures could fail or may be insufficient, resulting in the unauthorized disclosure, modification, misuse, unavailability, destruction, or loss of confidential information or personal information we collect, store and transmit. Despite the implementation of security measures, our internal computer systems, and those of our contract research organizations ("CROs"), and other third parties on which we rely, are vulnerable to attack, damage or interruption from computer viruses, unauthorized access, cyberattacks, employee theft or misuse, human error, hacking, fraud, natural disasters, fire, terrorism, war and telecommunication and electrical failures.

Cyberattacks are increasing in their frequency, sophistication and intensity. Cyberattacks could include the deployment of harmful malware, “phishing attacks”, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. The use of cloud-based computing also creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our or our third-party providers’ systems, portable media or storage devices. Furthermore, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities.

Significant disruptions of our information technology systems or security breaches could adversely affect our business operations and/or result in the loss, misappropriation, and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), and could result in financial, legal, business and reputational harm to us. If such disruptions were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Despite our efforts to ensure the security, privacy, integrity, confidentiality, availability, and authenticity of our information technology networks and systems, processing and information, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. We cannot guarantee that the recovery systems, security protocols, network protection mechanisms and other security measures that we or our third-party providers have integrated into our or their systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches will be adequate to prevent or detect service interruption, system failures, data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. The risk of unauthorized circumvention of our security measures has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, the theft or misuse of personal and financial information, counterfeiting, “phishing” or social engineering, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks, malware, fraudulent payment and identity theft. Furthermore, because the techniques used to sabotage, disrupt or to obtain unauthorized access to our systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently and often are not recognized until launched against a target, we or our third-party providers may be unable to implement adequate preventative measures or stop security breaches while they are occurring. We or our third-party providers may also experience security breaches that may remain undetected for an extended period. Even if identified, we or our third-party providers may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence, or we or our third-party providers may be unable to repair our or their systems in an efficient and timely manner. In addition, laws, regulations, government guidance, and industry standards and practices are rapidly evolving to combat these threats, including new rules and regulations of the SEC. We expect to face increased compliance burdens regarding such requirements from regulators and incur additional costs for oversight and monitoring of security risks relating to our own supply chain.

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

Further, the number of our employees and partners working remotely increases the risk of a data breach or issues with data and cybersecurity. To the extent that any disruption or security breach results in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our future product candidates could be delayed.

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

In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws, and consumer protection laws and regulations that govern the collection, processing, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. For example, in the United States, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Entities that are found to be in violation of HIPAA, whether as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the U.S. Department of Health and Human Services ("HHS"), may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Depending on the facts and circumstances, we could be subject to penalties if we violate HIPAA.

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

In addition, certain state laws govern the privacy and security of health-related and other personal information in certain circumstances, some of which may be more stringent, broader in scope or offer greater individual rights with respect to protected health information than HIPAA, many of which may differ from each other, thus, complicating compliance efforts. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the California Consumer Privacy Act, (“CCPA”), which creates individual privacy rights for California consumers, including the right to opt out of certain disclosures of their information, and places increased privacy and security obligations on entities handling certain personal data of consumers or households and may apply to us in the future. The CCPA provides for civil penalties for violations and also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Further, the majority of the provisions of the California Privacy Rights Act ("CPRA"), went into effect on January 1, 2023 and additional compliance investment and potential business process changes may be required. The CRPA significantly amends the CCPA and imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also creates a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., as other states or the federal government may follow California’s lead and increase protections for U.S. residents, which creates the potential for a patchwork of overlapping but different state laws and could increase our potential liability and adversely affect our business, financial condition and results of operations. The enactment of such laws could add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business, financial condition and results of operations.

Further, we are subject to international data protection laws and regulations, including the European Union General Data Protection Regulation and applicable national supplementing laws ("GDPR"), which may apply to health-related and other personal information obtained outside of the United States. The GDPR imposes strict requirements for collection, control, sharing, disclosure, transfer, use and other processing of the personal data of individuals located in the European Economic Area (“EEA”), including clinical trial data, as well as potential fines for noncompliant companies. The GDPR also imposes strict requirements relating to obtaining consent, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, taking certain measures when engaging third-party processors. Compliance with the GDPR may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our activities carried out in the context of our EEA operations.

Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. On July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union ("CJEU"), invalidated the EU-U.S. Privacy Shield Framework under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the Standard Contractual Clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place. Additionally, new Standard Contractual Clauses that repealed the Standard Contractual Clauses adopted under the Data Protection Directive have been adopted by the European Commission. As supervisory authorities issue further guidance on personal data export mechanisms, including on the new Standard Contractual Clauses, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we conduct clinical trials, it could affect our business. U.S. President Joseph Biden and the President of the European Commission announced on March 25, 2022 that they had reached an agreement in principle for a Trans-Atlantic Data Privacy Framework, which would allow personal data to flow freely and safely between the EU and participating U.S. companies. To that end, U.S. President Joseph Biden signed the Executive Order on Enhancing Safeguard for United States Signals Intelligence Activities ("EO"), on October 7, 2022. The EO answers to certain shortcomings identified by the EU but it does not yet allow for the free transfers of personal data to the United States. Organizations must continue to implement a valid compliance mechanism for cross-border data transfers, such as the Standard Contractual Clauses, and conduct an assessment of the U.S. laws prior to transferring personal data to the United States. As the EO introduces safeguards for U.S. intelligence services’ access to European personal information, certain supplementary measures that have been implemented and are linked to these practices could be softened and the overall risk associated to the data transfer could be lowered. A new EU-U.S. data transfer framework is not yet available.

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

Any failure or perceived failure by us to comply with our legal obligations concerning privacy, data protection or information security could result in claims by data subjects, governmental investigations and enforcement action against us, including fines, enforcement orders, imprisonment of company officials and public censure, (individual and collective) claims for damages by affected individuals and damage to our reputation, any of which could have a material adverse effect on our business, financial condition, and operating results. Companies that must comply with the GDPR and UK GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4.0% of the annual global revenues of the noncompliant company, whichever is greater, litigation (including private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests), regulatory investigations, enforcement actions that require us to change the way we use personal data, and/or prohibitions on the use of personal data. Such penalties may be in addition to any civil litigation claims by data subjects. We may not be successful in avoiding potential liability or disruption of business resulting from the failure to comply with these laws and, even if we comply with laws, we may be subject to liability because of a security incident. Further, complying with the applicable notification requirements in the event of a security breach could result in significant costs. Furthermore, future interpretations of existing data protection laws or regulations could be inconsistent with our current interpretations, increase our compliance burden, make it more difficult to comply, and/or increase our risk of regulatory investigations and fines.

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

The Swiss Federal Act on Data Protection ("DPA") also applies to the collection and processing of personal data by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The DPA, which was revised along with its ordinances, with effect per September 1, 2023 may lead to an increase in our costs of compliance, risk of noncompliance and penalties for noncompliance.

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

We evaluate various strategic transactions on an ongoing basis. We may acquire other businesses, products or product candidates, intellectual property, or technologies as well as pursue joint ventures or investments in complementary businesses. The success of any potential future strategic transaction depends on various risks and uncertainties, including:

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
•
disruption in or termination of our relationships with collaborators or suppliers as a result of such a transaction; and
•
possible write-offs or impairment charges, including relating to investee companies or joint ventures.

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

For existing in-licensed or future in-license product candidates or products or acquire businesses, we may not be able to realize the benefit of those transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the results, revenue, or specific net income that justifies the transaction. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, or amortization expenses or write-offs of goodwill, any of which could harm our financial condition.

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

The success of our business, including our ability to finance and generate revenue in the future, primarily depends on the successful development, regulatory approval and commercialization of OCS-01, OCS-02 (Licaminlimab) and OCS-05. The clinical and commercial success of our product candidates depend on a number of factors, including the following:

•
We are a clinical-stage biopharmaceutical company with no approved products. We have not yet successfully commercialized any pharmaceutical products, which may make it difficult to evaluate our future prospects.
•
Our innovations to the treatments of retinal diseases, dry eye and glaucoma are unproven, and we do not know whether we will be able to successfully develop these products.
•
Drug development is a lengthy, highly uncertain undertaking and involves a substantial degree of risk. The outcome of preclinical testing and earlier clinical trials may not be predictive of the success of later clinical trials. In addition, the regulatory approval processes of the Food and Drug Administration (“FDA”), and non-U.S. regulatory agencies are highly complex, lengthy, and inherently unpredictable, and the results of our clinical trials may not satisfy the requirements of the FDA or other regulatory agencies.
•
Our business depends on the successful development and commercialization of OCS-01, OCS-02 (Licaminlimab), OCS-05 and our other pipeline product candidates. To the extent these pipeline products are not commercially successful, our business, financial condition, and results of operations may be adversely affected.
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
•
The manufacturing of OCS-02 (Licaminlimab), a biologic, and certain of our other product candidates are complex and highly regulated, and there are particular risks associated with manufacturing the products to commercial scale, including our reliance on third parties and the risk that we will not have sufficient quantities of our products or product candidates or such quantities at an acceptable cost, which could delay, prevent or impair the commercialization or development efforts.

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

The sizes of the market opportunities for our product candidates have not been established with precision and may be smaller than we estimate, possibly materially. If we overestimate the sizes of these markets, our sales growth may be adversely affected. We may also not be able to grow the markets for our product candidates as intended or at all.

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

Our future profitability may depend, in part, on our ability to commercialize our product candidates in foreign markets where we lack familiarity with local regulations, environment and procedures and for which we may rely on collaboration with third parties. We are evaluating the opportunities for the development and commercialization of our product candidates in other foreign markets. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our product candidates. To obtain separate regulatory approvals in other countries we may be required to comply with numerous and varying regulatory requirements of such countries regarding the safety and efficacy of our product candidates and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

•
our commercial partners' ability to obtain reimbursement for our product candidates in foreign markets;
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
•
longer lead times for shipping and supply chain logistics;
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

OCS-01 is designed to deliver therapeutic drug levels to the retinal tissue by a topical route of administration as an eye drop formulation. There are currently no FDA-approved therapies that treat retinal diseases by a topical route of administration. Our future success partially depends on the successful development of OCS-01 which is based on this novel therapeutic approach. We have not yet obtained marketing approval of any product candidate. In Stage 2 of our DIAMOND Phase 3 clinical trial in Diabetic Macular Edema ("DME") and in OPTIMIZE-2 Phase 3 clinical trial in inflammation and pain following cataract surgery, OCS-01 may not demonstrate in patients any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of OCS-01.

Our potential approach to use OCS-02 (Licaminlimab) for the treatment of dry eye disease in patients identified with a biomarker is unproven, and we do not know whether we will be able to successfully confirm the role of the biomarker and successfully develop OCS-02.

OCS-02 (Licaminlimab) is in development for treating ophthalmic diseases including dry eye disease. One of our potential strategies for OCS-02 is also to develop it for patients identified with a biomarker to predict patients that may respond well to OCS-02 treatment. There are currently no FDA-approved therapies that treat dry eye disease in this “precision medicine” approach. If we choose to utilize this biomarker strategy, then our future success partially depends on the successful development of both OCS-02 and a companion diagnostic for the biomarker and our ability to demonstrate that patients with that biomarker are likely to respond well to OCS-02 treatment. We have not yet demonstrated efficacy and safety for OCS-02 or any other product candidates in patients with or without a biomarker in a pivotal trial or obtained marketing approval of any of our product candidates. OCS-02 may not demonstrate in patients with or without the biomarker any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of OCS-02.

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

We in-licensed OCS-05 from Accure in 2022. Accure was previously unable to establish a no-observed-adverse-effect-level (“NOAEL") for the product candidate. If our studies do not satisfy the FDA’s requirements, OCS-05 may not receive clearance from the FDA to proceed with human clinical trials, may never receive clearance from the FDA to proceed with human clinical trials and may never receive regulatory approval from the FDA, and we may be unable to market and commercialize OCS-05 in the United States.

We have not yet successfully completed any Phase 3 clinical trials, received any marketing approvals or commercialized any pharmaceutical products, which may make it difficult to evaluate our future prospects.

Our operations to date have been limited to financing and staffing our company, developing our technology and conducting preclinical research as well as Phase 1, Phase 2 and Phase 3 clinical trials for our product candidates. We have not yet demonstrated an ability to successfully complete Phase 3 clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by clinical-stage biopharmaceutical companies such as ours. Any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We depend significantly on our product candidates, OCS-01, OCS-02 (Licaminlimab) and OCS-05, which are being developed for the treatment of multiple diseases. If we are unable to complete the clinical development of any of these product candidates, if we are unable to obtain marketing approvals for any of these product candidates, or if any of these product candidates are approved and we fail to successfully commercialize the product candidate or experience significant delays in doing so, our business will be materially harmed.

We depend significantly on the success of our lead product candidate, OCS-01, which we are developing for the treatment of patients with DME, for the treatment of patients with pain or inflammation following ocular surgery and for the treatment of patients with Cystoid Macular Edema ("CME"). In addition, we also depend on the success of OCS-02, which we are developing for the treatment of Dry Eye Disease ("DED") and non-infectious anterior uveitis and on the success of OCS-05, which we are initially developing for the treatment of Acute Optic Neuropathy ("AON").

We have invested a significant portion of our efforts and financial resources in the development of OCS-01 for the treatment of patients with DME as well as for the treatment of patients with pain or inflammation following ocular surgery. There remains a significant risk that we will fail to successfully develop OCS-01 in one or both of these indications. The results of our first Phase 3 clinical trials in each indication may not be predictive of the results of our Stage 2 Phase 3 clinical programs due, in part, to the fact that (i) we have no clinical data on OCS-01 therapy in DME in any clinical trial with treatment longer than 12 weeks, (ii) we have modified the methodology used to determine a patient’s eligibility under certain of the inclusion and exclusion criteria for our Phase 3 clinical trial as compared to our Phase 2 clinical trial, (iii) we have no clinical data from a trial of similar size to that anticipated for our Phase 3 clinical trial, and (iv) we plan to conduct our Phase 3 clinical trials at many clinical centers that were not included in our Phase 2 clinical trial. The results of our first Phase 3 clinical trial (“DIAMOND trial”) for DME may not be predictive of the results of the planned Stage 2 Phase 3 clinical trials (“DIAMOND-1 and DIAMOND-2”). The results of our first Phase 3 clinical trial (“OPTIMIZE-1”) for the treatment of inflammation and pain following cataract surgery may not be predictive of the results of the second Phase 3 clinical trial (“OPTIMIZE-2”). Furthermore, despite consultation with regulatory agencies, no assurance can be provided that the FDA or non-U.S. regulatory agencies would consider the completed and planned Phase 3 DIAMOND clinical trials to be sufficient to serve as the basis for approval in DME, or that the completed and planned Phase 3 OPTIMIZE trials for inflammation and pain following cataract surgery will be adequate to support a New Drug Application (NDA) submission, with such a final determination only made by the FDA or non-U.S. regulatory agencies following review of the NDA.

We cannot accurately predict when or if any of our product candidates will prove effective or safe in humans or whether these product candidates will receive marketing approval. Our ability to generate product revenues sufficient to achieve profitability will depend heavily on our obtaining marketing approval for and commercializing OCS-01, OCS-02 (Licaminlimab) or OCS-05.

The success of OCS-01, OCS-02, OCS-05 and other product candidates will depend on many factors, including:

•
successfully and timely completing preclinical studies and clinical trials that demonstrate to the satisfaction of the FDA, the European Medicines Agency ("EMA"), the European Commission, or comparable non-U.S. regulatory agencies that our product candidates are safe and effective for any of their proposed indications;
•
the scope of the label that may be approved by applicable regulatory agencies, including the specific indication for which the product may be approved;
•
whether we are required by the FDA or similar non-U.S. regulatory agencies to conduct additional studies beyond those planned to support the approval and commercialization of OCS-01, OCS-02 and OCS-05;
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
•
applying for and receiving marketing approvals from applicable regulatory agencies for our product candidates;
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

The results of previous clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory agencies.

The results from the prior preclinical studies and clinical trials for OCS-01, OCS-02 (Licaminlimab) and OCS-05 may not necessarily be predictive of the results of future preclinical studies or clinical trials. Even if we are able to complete our planned clinical trials of our product candidates according to our current development timelines, the results from our prior clinical trials of our product candidates may not be replicated in these future trials. Many companies in the pharmaceutical and biotechnology industries (including those with greater resources and experience than us) have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless have failed to obtain FDA or non-U.S.-regulatory authority approval. If we fail to produce positive results in our clinical trials of any of our product candidates, the development timelines, regulatory approvals and commercialization prospects for our product candidates, as well as our business and financial prospects, would be adversely affected. For example, in May 2023, we announced topline data for Stage 1 of the DIAMOND Phase 3 clinical trial of OCS-01 in DME and in August 2023, we announced topline data from the OPTIMIZE Phase 3 clinical trial of OCS-01 in cataract surgery. Although OCS-01 met the primary and secondary endpoints in Stage 1 of the DME trial with robust statistical significance, there is no guarantee that these results will be replicated in Stage 2, which is the pivotal part of the trial. Similarly, although OCS-01 met both hierarchical primary endpoints of the OPTIMIZE trial, there is no guarantee that these results will be replicated in the second Phase 3 OPTIMIZE-2 trial that we are conducting.

Further, our product candidates may not be approved even if they achieve their respective primary endpoints in Phase 3 registration trials. The FDA or non-U.S. regulatory agencies may disagree with our trial designs or our interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory agencies may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal clinical trial that has the potential to result in approval by the FDA or another regulatory agency. Furthermore, any of these regulatory agencies may also approve our product candidates for fewer or more limited indications than it requests or may grant approval contingent on the performance of costly post-marketing clinical trials.

Some of our clinical data results come from previous trials of less than 100 patients each, including a Phase 2a clinical trial of OCS-02 (Licaminlimab) for the treatment of DED, a Phase 2a clinical trial of OCS-02 for the treatment of non-infectious anterior uveitis, and a Phase 1 dose-ranging study of OCS-05 in healthy volunteers, making it difficult to predict whether the favorable results from such trials will be repeatable in larger, more advanced clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We cannot assure you that the FDA or non-U.S. regulatory agencies would consider our completed and planned clinical trials used for an NDA submission or comparable foreign submissions to be sufficient to serve as the basis for approval of our product candidates for any indication. Even if the results of future Phase 3 clinical trials are positive, the FDA and non-U.S. regulatory agencies retain broad discretion in evaluating the results of our clinical trials and in determining whether the results demonstrate that our product candidates are safe and effective. If we are required to conduct clinical trials of our product candidates in addition to those we have planned prior to approval, we will need substantial additional funds, and cannot assure you that the results of any such outcomes trial or other clinical trials will be sufficient for approval.

If we experience any or a number of possible unforeseen events in connection with our clinical trials, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

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
•
regulators, institutional review boards ("IRBs"), or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
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

We may be required, or choose, to suspend, vary, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive, the trials are not well-designed, or research participants experience adverse safety outcomes.

Regulatory agencies, IRBs, ethics committees or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we vary clinical trials or cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Clinical trials must be conducted in accordance with Good Clinical Practices ("GCPs") and other applicable non-U.S. regulatory authority guidelines. Clinical trials are subject to oversight by the FDA, non-U.S. regulatory agencies, IRBs and ethics committees at the study sites where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced in accordance with applicable current good manufacturing practices. Clinical trials may be placed on a full or partial clinical hold by the FDA, non-U.S. regulatory agencies, or us for various reasons, including, but not limited to: deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols; deficiencies in the clinical trial operations or trial sites; deficiencies in the trial designs necessary to demonstrate efficacy; fatalities or other adverse effects arising during a clinical trial due to medical problems that may or may not be related to clinical trial treatments; the product candidates may not appear to be more effective than current therapies; or the quality or stability of the product candidates may fall below acceptable standards.

If we elect or are forced to suspend, vary or terminate a clinical trial of any of our current or future product candidates, the commercial prospects for that product may be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these products either by us or by our collaboration partners.

Any additional serious adverse events ("SAEs") could result in the FDA or non-U.S. regulatory agencies delaying our clinical trials or denying or delaying clearance or approval of a product. Even though an adverse effect may not be the result of the failure of our drug candidate, the FDA, non-U.S. regulatory agency, IRB or ethics committee could delay or halt a clinical trial for an indefinite period of time while an adverse effect is reviewed, and likely would do so in the event of multiple such events. Any delay or termination of our current or future clinical trials as a result of the risks summarized above, including delays in obtaining or maintaining required approvals from IRBs, or positive opinions from ethics committees, delays in patient enrollment, the failure of patients to continue to participate in a clinical trial, and delays or termination of clinical trials as a result of protocol modifications or adverse effects during the trials, may cause an increase in costs and delays in the submission of any NDAs, to the FDA, or comparable foreign submissions to non-U.S. regulatory agencies, delay the approval and commercialization of our products or result in the failure of the clinical trial, which could adversely affect our business, financial condition, results of operations and growth prospects. Lengthy delays in the completion of clinical trials of our products would adversely affect our business and prospects and could cause us to cease operations.

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

Our product candidates may cause undesirable side effects or have other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in post-approval regulatory action. OCS-05 was placed on a clinical hold with the FDA in 2016. If we are unable to establish a NOAEL, or if our studies otherwise do not satisfy the FDA’s requirements, OCS-05 may not receive clearance from the FDA to proceed with human clinical trials, may never receive regulatory approval from the FDA, and we may not be able to market and commercialize OCS-05 in the United States, which could materially adversely affect our business, financial condition, results of operations and growth prospects.

Unforeseen side effects varying in severity (from minor reactions to death) and frequency (infrequent or prevalent) from OCS-01, OCS-02 (Licaminlimab), or OCS-05 could arise either during clinical development or, if approved, after marketing. Undesirable side effects could cause us, any partners with which we may collaborate, or regulatory agencies to interrupt, extend, modify, delay or halt clinical trials and could result in a more restrictive or narrower label or the delay or denial of regulatory approval by the FDA or comparable foreign agencies.

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

If OCS-01, OCS-02 (Licaminlimab) or OCS-05 or any of our other product candidates are associated with SAEs or other undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the SAEs, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

In addition, OCS-05 was placed on a clinical hold by the FDA in 2016. We licensed OCS-05 from Accure in 2022. Accure had conducted a limited set of animal regulatory toxicology studies in 2016 and submitted them to the FDA in an IND requesting the initiation of human testing. Upon review, the FDA found the data insufficient and asked for more animal toxicology data to be generated prior to human studies, thereby placing OCS-05 on the regulatory status of “clinical hold” pending the availability of the requested data. In response, Accure chose to withdraw the IND in 2017 rather than invest in further toxicology studies to address the FDA’s request. Upon our license of OCS-05 from Accure in 2022, we reinstated the IND and are currently working on activities to enable a trial under the IND in the U.S., including conducting the necessary toxicology studies. Other regulatory agencies where clinical studies have been proposed, including the UK and France, have authorized us to commence clinical studies of selected doses and reinforced safety measures as in our European Phase 1 trial in AON. If our studies do not satisfy the FDA’s requirements, OCS-05 may not receive clearance from the FDA to proceed with human clinical trials, may never receive regulatory approval from the FDA, and we may be unable to market and commercialize OCS-05 in the United States, and our business, financial condition, results of operations and growth prospects could be materially adversely affected.

Results of clinical trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, trials could be suspended, varied or terminated, and the FDA or comparable non-U.S. regulatory agencies could order us to cease further development of or deny approval of a product candidate for any or all targeted indications. Such adverse event findings also could require us or our collaboration partners to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits which would harm our business, financial condition, results of operations and growth prospects. In such an event, we could be required by the FDA or other comparable regulatory agencies to conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated or our studies could be suspended, varied or terminated, and the FDA or comparable regulatory agencies could order us to cease further development of or deny, vary, or withdraw approval of our product candidates for any and all intended indications. The drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial. There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or any comparable regulatory agency in a timely manner, if ever, and any of these occurrences may harm our business, financial condition, results of operations and prospects.

Additionally, if we or others identify undesirable side effects, or other previously unknown problems, caused by a product after obtaining U.S. or non-U.S. regulatory approval, a number of potentially negative consequences could result, including but not limited to, regulatory agencies suspending, withdrawing or varying approvals of such product, regulatory agencies requiring additional warnings on the label or otherwise requiring labeling to be updated or narrowed, us becoming liable for harm caused to patients and the diminution of our reputation, which could prevent us or our potential partners from achieving or maintaining market acceptance of the product candidate, if approved, and could substantially increase the costs of commercializing such product, which would have a material adverse effect on our business, results of operation, financial condition and prospects.

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

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions may be subject to change following a more comprehensive review of the data. We also may use assumptions and estimates as part of our preliminary analyses of the data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Topline data also remain subject to audit and verification procedures before they can be finalized. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. For example, we may report interim analyses of only certain of the endpoints of the clinical trial, rather than all of the endpoints. Additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of Ordinary Shares. Further, investors may not agree with what we determine is the material or otherwise appropriate information to include in our public disclosures, and any information we determine not to disclose may ultimately be deemed significant by us or, if subsequently disclosed, by investors, with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. Further, others, including regulatory agencies and investors may not accept our conclusions regarding such preliminary or interim analyses, which could impact the value of a particular program or the approval or commercialization of the particular product candidate, or result in volatility in the price of Ordinary Shares.

The topline results that we report may differ significantly from the final results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. As a result, topline and interim data from clinical trials are subject to the risk that one or more of the reported clinical outcomes may materially change, and should be viewed with caution until the final data are available. For example, in May 2023, we announced topline data for Stage 1 of the DIAMOND Phase 3 clinical trial of OCS-01 in DME and in August 2023, we announced topline data from the OPTIMIZE Phase 3 clinical trial of OCS-01 in cataract surgery. These topline results may differ from the final results of the DIAMOND and OPTIMIZE trials. As a result, topline and interim data from clinical trials are subject to the risk that one or more of the reported clinical outcomes may materially change, and should be viewed with caution until the final data are available. If the preliminary or topline data that we report differ from the final results, or if others, including regulatory agencies, disagree with our conclusions, then our ability to obtain approval for, and to successfully commercialize our product candidates may be harmed, which could materially affect our business, financial condition, results of operations and growth prospects.

We may encounter substantial delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an investigational new drug application ("IND"), or a clinical trial application ("CTA"), will result in the FDA or comparable non-U.S. regulatory agencies, or any other regulatory authority as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful.

Any difficulties we experience relating to the initiation or completion of patient visits in clinical trials, could delay regulatory approval for our product candidates. Identifying and qualifying subjects to participate in clinical trials of our product candidates is critical to our success. The timing of clinical trials depends on our ability to recruit subjects to participate, as well as the completion of required follow-up periods. Patients may be unwilling to participate in clinical trials because of negative publicity from adverse events related to the biotechnology or pharmaceutical fields, competitive clinical trials for similar patient populations, the existence of current treatments or for other reasons. The timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed, which could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of the clinical trials altogether. Patient enrollment for any of our future clinical trials may be affected by other factors, including:

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
•
delays in obtaining required IRB approval, or a positive ethics committee opinion at each clinical trial site;
•
imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, CTA or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of our clinical trial operations or study sites; developments on trials conducted by competitors for related technology that raises FDA, or comparable non-U.S. regulatory agencies, or any other regulatory authority concerns about risk to patients of the technology broadly; or if the FDA, national competent agencies of EU member states, National Medical Products Administration ("NMPA"), or any other regulatory authority finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;
•
delays in identifying, recruiting and enrolling suitable patients to participate in our clinical trials, and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;
•
difficulty collaborating with patient groups and clinical trial investigators;
•
perceived risks and benefits of the product candidate under study;
•
failure by our CROs, other third parties, or us to adhere to clinical trial requirements;
•
failure to perform in accordance with the FDA’s or any other regulatory authority’s cGCPs, requirements, or applicable regulatory guidelines in other countries;
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

We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA, or comparable non-U.S. regulatory agencies, or any other regulatory authority, or if the IRBs or ethics committees of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such agencies may suspend, vary or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, or comparable non-U.S. regulatory agencies, or other regulatory agencies resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

We do, and may in the future, conduct clinical trials for our product candidates outside the United States, and the FDA and applicable non-U.S. regulatory agencies may not accept data from such trials.

We and investigator sponsors have conducted clinical trials, are conducting clinical trials, and may in the future choose to conduct one or more clinical trials outside of the United States. Although the FDA or applicable non-U.S. regulatory agencies may accept data from clinical trials conducted outside the United States or the applicable jurisdiction, acceptance of such study data by the FDA or applicable non-U.S. regulatory agency may be subject to certain conditions or exclusions. Where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless such data are applicable to the U.S. population and U.S. medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Many non-U.S. regulatory agencies have similar requirements. In addition, such non-U.S. studies would be subject to the applicable local laws of the jurisdictions where the studies are conducted. There can be no assurance the FDA or applicable non-U.S. regulatory agency will accept data from trials conducted outside of the United States or the applicable home country. If the FDA or applicable non-U.S. regulatory agency does not accept such data, it would likely result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan.

We rely on and expect to continue to rely on third-party CROs and other third parties to conduct and oversee our clinical trials. If these third parties do not meet our requirements or otherwise conduct clinical trials as required, we may not be able to satisfy our contractual obligations or obtain regulatory approval for, or commercialize, our product candidates.

We rely on, and expect to continue to rely on, third-party CROs to conduct and oversee our clinical trials and other aspects of product development. We also expect to rely on various medical institutions, clinical investigators and contract laboratories to conduct our trials in accordance with our clinical protocols and applicable regulatory requirements, including the FDA’s regulations and good clinical practice, or GCP requirements, and equivalent non-U.S. and international standards, which are international standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and national, supranational, and state regulations governing the handling, storage, security and recordkeeping for drug and biologic products. These CROs and other third parties are expected to play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. We expect to rely heavily on these parties for the execution of our clinical trials and preclinical studies and will control only certain aspects of their activities. We and our CROs and other third-party contractors will be required to comply with GCP and good laboratory practice ("GLP"), requirements, which are regulations and guidelines enforced by the FDA and comparable non-U.S. regulatory agencies. Regulatory agencies enforce these GCP and GLP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP and GLP requirements, or reveal noncompliance from an audit or inspection, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other comparable non-U.S. regulatory agencies may require us to perform additional clinical trials before approving our or our partners’ marketing applications. We cannot provide assurance that upon inspection by a given regulatory authority, such regulatory authority will determine whether or not any of our clinical or preclinical trials comply with applicable GCP and GLP requirements. In addition, our clinical trials generally must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations and policies may require us to repeat clinical trials, which would delay the regulatory approval process, and adversely affect our operations.

If any of our CROs or clinical trial sites terminate their involvement in one of our clinical trials for any reason, we may not be able to enter into arrangements with alternative CROs or clinical trial sites or do so on commercially reasonable terms. In addition, if our relationship with clinical trial sites is terminated, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to it from time to time and could receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be questioned by the FDA and comparable non-U.S. regulatory agencies, which could delay the regulatory approval process and adversely affect our operations.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to continuous subsequent regulatory obligations and scrutiny.

If our product candidates are approved, they will be subject to ongoing regulatory requirements for pharmacovigilance, manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies (if any) and submission of other post-market information, including both federal and state requirements in the United States and equivalent requirements of comparable regulatory agencies.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP regulations and adherence to commitments made in any marketing authorization application ("MAA"). Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we or our collaboration partners receive for our product candidates may be subject to limitations on the approved conditions of use for which the product may be marketed or to the conditions of approval or may contain requirements for potentially costly additional data generation, including clinical trials. We will be required to report certain adverse reactions and production problems, if any, to the FDA and comparable regulatory agencies, and to conduct surveillance to monitor the safety and efficacy of the product candidate. Any new legislation addressing drug safety or biologics issues could result in delays in product development or commercialization or increased costs to assure compliance.

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

If a regulatory authority discovers previously unknown problems with one of our products such as adverse events of unanticipated severity or frequency, or if there are problems with the facility where the product is manufactured or the regulatory authority disagrees with the advertising, promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us. If we fail to comply with applicable regulatory requirements, a regulatory authority such as FDA may, among other things:

•
issue warning or untitled letters;
•
refer a case to the U.S. Department of Justice or the competent equivalent foreign authority to impose civil or criminal penalties;
•
begin proceedings to suspend, vary or withdraw regulatory approval;
•
issue an import alert;
•
total or partial suspension of production, distribution or manufacturing for our ongoing clinical studies or trials;
•
refuse to approve pending applications (including supplements to approved applications) submitted by us;
•
ask us to initiate a product recall;
•
suspend licenses;
•
impose fines; or
•
refer a case to the U.S. Department of Justice or the competent equivalent foreign authority to seize and forfeit products or obtain an injunction imposing restrictions on our operations.

Any government investigation of alleged violations of law or regulations could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is suspended, varied or withdrawn, the value of us and our operating results will be adversely affected.

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

We may choose to discontinue developing or commercializing any of our product candidates, or may choose not to commercialize product candidates in approved indications, at any time during development or after approval, which would reduce or eliminate our potential return on investment for those product candidates.

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

In order to conduct clinical trials of our product candidates, or supply commercial products, if approved, we need to manufacture them in small and large quantities. The manufacturing processes for OCS-02 (Licaminlimab) and OCS-05 have never been tested at commercial scale, and the process validation requirement (the requirement to consistently produce the active pharmaceutical ingredient used in these drug candidates in commercial quantities and of specified quality on a repeated basis and document our ability to do so) for each of OCS-01, OCS-02, and OCS-05 has not yet been satisfied. Our manufacturing partners may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of our product candidates may be delayed or become infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business. The same risks would apply to any internal manufacturing facilities, should we in the future decide to build internal manufacturing capacity.

In addition, the manufacturing process for any products that we may develop is subject to FDA, competent agencies of EU member states, NMPA and other non-U.S. regulatory authority approval processes and continuous oversight. We will need to contract with manufacturers who can meet all applicable FDA, European Commission, EMA, NMPA and other non-U.S. regulatory authority requirements, including complying with cGMPs on an ongoing basis. If we or our third-party manufacturers are unable to reliably produce products to specifications acceptable to the FDA, EU, NMPA or other regulatory agencies, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA, European Commission, EMA, NMPA or other regulatory agencies, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

In the event that we need to change our CMOs, our clinical trials or the commercialization of our product candidates could be delayed, adversely affected or terminated, or such a change may result in significantly higher costs.

Various steps in the manufacture of our product candidates may need to be sole-sourced. In accordance with cGMP, changing manufacturers may require the re-validation of manufacturing processes and procedures, and may require further clinical trials to show comparability between the materials produced by different manufacturers. Changing our current or future CMOs may be difficult for us and could be costly, which could result in our inability to manufacture our product candidates for an extended period of time and therefore a delay in the development of our product candidates. Further, in order to maintain our development time lines in the event of a change in our CMOs, we may incur significantly higher costs to manufacture our product candidates

The manufacture of OCS-02 (Licaminlimab), a biologic, is highly complex, costly and requires substantial lead time to produce.

Manufacturing OCS-02 (Licaminlimab), a biologic, involves complex processes, including developing cells or cell systems to produce the biologic, growing large quantities of such cells, and harvesting and purifying the biologic produced by them. These processes require specialized facilities, highly specific raw materials and other production constraints. As a result, the cost to manufacture a biologic is generally far higher than traditional small molecule chemical compounds, and the biologics manufacturing process is less reliable and is difficult to reproduce. Because of the complex nature of this product candidate, we need to oversee manufacture of multiple components that require a diverse knowledge base and specialized personnel.

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

The commercial successes of OCS-01, OCS-02 (Licaminlimab) or OCS-05, if approved, will depend significantly on attaining broad adoption and use of the products by physicians and patients for approved indications, and any of these product candidates may not be commercially successful even if shown to be effective in clinical trials. The degree and rate of physician and patient adoption of a product, if approved, will depend on a number of factors, including but not limited to:

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
•
limitations or contraindications, warnings, precautions or approved indications for use different than those sought by us that are contained in the final FDA-approved, or comparable non-U.S. regulatory agencies-approved labeling for the applicable product;
•
any FDA or comparable non-U.S. regulatory authority’s requirement to undertake a risk evaluation and mitigation strategy or comparable foreign strategy;

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

Even if we receive marketing approvals for OCS-01, OCS-02 (Licaminlimab), OCS-05 or any future product candidate, we may not be able to successfully commercialize our product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or comparable non-U.S. regulatory agencies. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

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

The DME market is already served by multiple approved products, such as ranimizumab, aflibercept, brolucizumab, faricimab VEGF inhibitors as well as dexamethasone and fluocinolone acetonide intravitreal implants. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors, which may make it difficult to convince these parties to switch to OCS-01. Companies that we are aware are commercializing or are developing therapeutics for DME include large companies with significant financial resources, such as Roche (Genentech), Novartis, Bayer, Regeneron, Abbvie (Allergan) and Alimera Sciences, among others. In addition, OCS-01 will compete with the current status quo practice of treating DME, which is often observing and not treating milder patients before they often progress to invasive treatments.

The post-operative inflammation and pain market is already served by multiple approved steroid products, such as difluprednate ophthalmic emulsion, loteprednol etabonate ophthalmic gel and suspension, prednisolone acetate ophthalmic suspension, among others. These drugs are well established therapies with multiple generics in the market and are widely accepted by physicians, patients and third-party payors, which may make it difficult to convince these parties to switch to OCS-01. Companies that we are aware are commercializing or are developing therapeutics for post-operative inflammation and pain include large companies with significant financial resources, such as Bausch + Lomb, Kala Pharmaceuticals, Alcon Laboratories, Abbvie (Allergan), TEVA Pharmaceuticals, among others.

The DED market is already served by multiple approved products, such as cyclosporine ophthalmic emulsion and solution, lifitegrast ophthalmic solution, loteprednol etabonate ophthalmic suspension, varenicline solution and perfluorohexyloctane ophthalmic solution. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. This, as well as the emerging development of generics, may make it difficult to convince these parties to switch to OCS-02 (Licaminlimab). Companies that we are aware are commercializing or are developing therapeutics for DED include large companies with significant financial resources, such as Abbvie (Allergan), Bausch + Lomb, Alcon, Sun Pharmaceuticals and Viatris, among others. In addition, over the counter products are currently available for the treatment of DED which may impact sales of our products.

The non-infectious anterior uveitis market is already served by multiple approved steroid products indicated to treat inflammation of the eyes, such as prednisolone acetate suspension, loteprednol etabonate ophthalmic formulations, dexamethasone sodium phosphate formulations, fluorometholone ophthalmic suspension, among others. These drugs are well established therapies with multiple generics in the market and are widely accepted by physicians, patients and third-party payors, which may make it difficult to convince these parties to switch to OCS-02 (Licaminlimab). Companies that we are aware are commercializing or are developing therapeutics for non-infectious anterior uveitis include large companies with significant financial resources, such as Abbvie (Allergan) and Bausch + Lomb, among others.

The glaucoma market is already served by multiple approved drug classes to reduce elevated intraocular pressure ("IOP"), such as Alpha Agonists, Beta Blockers Carbonic Anhydrase Inhibitors, Cholinergic (Myotic), Prostaglandin Analogs, Rho Kinase Inhibitors and combination products, however no drug for neuroprotection has been approved so far. These drugs are well established therapies with multiple generics in the market and are widely accepted by physicians, patients and third-party payors. OCS-05 is not meant to replace IOP lowering but rather be an add-on to IOP lowering to tackle neuroprotection. Companies that we are aware are commercializing or are developing therapeutics for glaucoma include large companies with significant financial resources, such as Novartis, Abbvie (Allergan), Bausch + Lomb, Alcon, Akorn, Teva Pharmaceuticals, Pfizer, Merck and Sun Ophthalmics among others.

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

In addition, our ability to compete may be affected in many cases by insurers or other third-party payors, including Medicare and equivalent foreign health insurance programs, seeking to encourage the use of generic products. For example, a generic version of Restasis® to treat DED received FDA approval and was launched in 2022. Generic products are generally offered at lower prices than branded products, and consequently, after the introduction of a generic competitor, a significant percentage of the sales of any branded product may be lost to the generic product. Accordingly, competition from generic products could have a material adverse impact on our ability to successfully commercialize OCS-02 (Licaminlimab) for DED or any other product candidate or indication, if approved, or negatively impact sales or pricing of our products or our ability to gain market acceptance or market share.

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

We do not currently have, nor do we plan to acquire, the infrastructure or capability to supply, store, manufacture or distribute preclinical, clinical or commercial quantities of drug substances or products. Additionally, we have not entered into a long-term commercial supply agreement to provide us with such drug substances or products. As a result, our ability to develop our product candidates is dependent, and our ability to supply our products commercially will depend, in part, on our ability to obtain the active pharmaceutical ingredients "(APIs"), and other substances and materials used in our product candidates successfully from third parties and to have finished products manufactured by third parties in accordance with regulatory requirements and in sufficient quantities for preclinical and clinical testing and commercialization. If we fail to develop and maintain supply and other technical relationships with these third parties, and if we are unable to seek suitable replacements in a timely manner or at all, we may face delays or be unable to continue to develop or commercialize our products and product candidates.

We have limited control over whether or not our contract suppliers and manufacturers will maintain current pricing terms, be willing to continue supplying us with APIs and finished products or maintain adequate capacity and capabilities to serve our needs, including quality control, quality assurance and qualified personnel. We are dependent on our contract suppliers and manufacturers for day-to-day compliance with applicable laws and cGMP regulations for production of both APIs and finished products. If the safety or quality of any product or product candidate or component is compromised due to a failure to adhere to applicable laws or for other reasons, we may not be able to commercialize or obtain regulatory approval for the affected product or product candidate successfully, and we may be held liable for injuries sustained as a result.

We may be unable to establish any further agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•
the possible breach of the manufacturing agreement by the third party or us;
•
the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us;
•
the possible early termination of the agreement by us at a time that requires us to pay a cancellation fee;
•
reliance on the third party for regulatory compliance, quality assurance, safety and pharmacovigilance and related reporting; and
•
the inability to produce required volume in a timely manner and to quality standards.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. We, or our contract manufacturers, or any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA, competent authorities of EU member states, or other comparable foreign regulatory agencies, to monitor and ensure compliance with cGMP. Despite our efforts to audit and verify regulatory compliance, one or more of our third-party manufacturing vendors may be found on regulatory inspection by the FDA, competent agencies of EU member states, or other comparable foreign regulatory agencies to be noncompliant with cGMP regulations. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in clinical holds on our trials, sanctions being imposed on us, including shutdown of the third-party vendor or invalidation of drug product lots or processes, fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of approvals, license revocations, seizures or recalls of product candidates or medicines, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and harm our business, financial condition, results of operations, and prospects.

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

Our rights to develop and commercialize our technology are subject, in part, to the terms and conditions of licenses granted to us by others. In particular, we depend on licenses for development and commercialization rights to OCS-02 (Licaminlimab) and OCS-05. If these rights are terminated or we fail to comply with our obligations under these agreements or any other license, collaboration or other agreement, we may be required to pay damages and we could lose intellectual property rights that are necessary for the development and protection of our product candidates.

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

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our licensors will be successful in protecting our product candidates by obtaining, maintaining, enforcing and defending patents. These risks and uncertainties include the following:

•
the U.S. Patent and Trademark office ("USPTO"), and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;
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

Depending upon the timing, duration and specifics of FDA marketing approval of future product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent as compensation for patent term lost during drug development and the FDA regulatory review process, which is limited to the approved indication (or any additional indications approved during the period of extension). A patent term extension cannot extend the remaining term of a patent beyond 14 years from the date of product approval. This extension is based on the first approved use of a product and is limited to only one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. However, the applicable agencies, including the FDA and the USPTO in the U.S., and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time-period or the scope of patent protection afforded could be less than we request. If we are unable to extend the expiration date of our existing patents or obtain new patents with longer expiry dates, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to obtain approval of competing products following our patent expiration and launch our product earlier than might otherwise be the case.

Obtaining and maintaining intellectual property, including patent protection, depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by domestic and international governmental agencies, and our intellectual property, including patent protection, could be reduced or eliminated for noncompliance with these requirements.

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

We intend to use registered or unregistered trademarks or trade names to brand and market our products. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in the markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. At times, competitors may adopt trade names or trademarks similar to us, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how trademarks and trade names may be used, a breach of these agreements or misuse of such trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, growth prospects, operating results and financial condition.

Risks related to government regulations

The regulatory approval processes of the FDA and non-U.S. regulatory agencies are highly complex, lengthy, and inherently unpredictable. If we are unable to obtain regulatory approval for our product candidates, or to do so in a timely manner, we will be unable to generate product revenue and our business will be substantially harmed.

The processes that must be followed to obtain approval by the FDA and non-U.S. regulatory agencies to market a pharmaceutical product are highly complex and unpredictable, and typically take many years following the commencement of clinical trials. A company’s ability to obtain such an approval, and the time necessary to obtain it, depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory agencies have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA and non-U.S. regulatory agencies may approve our product candidates for a more limited indication or a narrower patient population than we originally requested.

Further, development of a company’s product candidates and/or regulatory approval may be impacted or delayed by events beyond our control. For example, our competitors may file citizens’ petitions with the FDA in an attempt to persuade the FDA that our product candidates, or the clinical trials that support their approval, contain deficiencies. Such actions by our competitors could delay or even prevent the FDA from approving any of our NDAs or biologics license applications ("BLAs").

Applications for our product candidates could fail to receive regulatory approval for many reasons, including the following:

•
the FDA or non-U.S. regulatory agencies may disagree with the design, implementation, or results of our clinical trials;
•
the FDA or non-U.S. regulatory agencies may determine that our product candidates are not safe and effective, are insufficiently effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;
•
the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•
the FDA or non-U.S. regulatory agencies may disagree with our interpretation of data from preclinical studies or clinical trials;
•
the data collected from clinical trials of our product candidates may not be sufficient to support the submission to obtain regulatory approval;
•
we may be unable to demonstrate to the FDA or non-U.S. regulatory agencies that a product candidate’s risk-benefit ratio for our proposed indication is acceptable;
•
the FDA or non-U.S. regulatory agencies may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
•
the approval policies or regulations of the FDA or non-U.S. regulatory agencies may significantly change in a manner rendering our clinical data insufficient for approval.

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

For example, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (or collectively, the “ACA”), substantially affects the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA contains provisions that can reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. There have been extensive judicial, Congressional and executive branch challenges to certain aspects of the ACA, as well as efforts and proposals to revise or repeal the law and its application, to control the prices at which pharmaceutical products are sold, and to implement other healthcare reform measures. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the “IRA”) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. Such efforts can be expected to continue in the future, but it is unclear what measures will be enacted or implemented, or how they might affect our business.

In addition, other legislative and administrative changes have been adopted in the United States in recent years, and others continue to be proposed. These changes include reductions to payments made under the Medicare program. In addition, during 2021, the Biden administration proposed additional potential legislative and administrative actions to, among other things, reform drug pricing. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S Department of Health and Human Services (“HHS”) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain drugs and biologics covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be effectuated but is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

These recent laws, administrative decisions and proposals, and any new ones that follow, may result in additional reductions in Medicare payments and other healthcare funding, which could have a material adverse effect on customers for our products and product candidates, if approved, and accordingly, on our results of operations.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA.

We expect that the ACA, the IRA, as well as other healthcare reform measures that have been adopted, or may be adopted in the future, could result in more rigorous healthcare insurance coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

In the European Union and other countries, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. As an example, the regulatory landscape related to clinical trials in the EU has evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR permits trial sponsors to make a single submission to both the competent authority and an ethics committee in each EU member state, leading to a single decision for each EU member state. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment of some elements of the application by all EU member states in which the trial is to be conducted, and a separate assessment by each EU member state with respect to specific requirements related to its own territory, including ethics rules. Each EU member state’s decision is communicated to the sponsor through a centralized EU portal, the Clinical Trial Information System, or CTIS. The CTR provides a three-year transition period. The extent to which ongoing clinical trials will be governed by the CTR varies. For clinical trials in relation to which an application for approval was made on the basis of the Clinical Trials Directive before January 31, 2023, the CTD will continue to apply on a transitional basis until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the related clinical trial application was made on the basis of the CTR or if the clinical trial has already transitioned to the CTR framework before January 31, 2025.

In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or at the EU member state level may result in significant additional requirements or obstacles that may increase our operating costs. In many EU member states, healthcare budgetary constraints have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. This could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. Moreover, in the European Union, some EU member states may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product to currently available therapies. This Health Technology Assessment ("HTA"), which is currently governed by the national laws of the individual EU member states, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal product will often influence the pricing and reimbursement status granted to these products by the competent agencies of individual EU member states. On December 15, 2021, the Health Technology Regulation ("HTA Regulation"), was adopted. The HTA Regulation is intended to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. When it enters into application in 2025, the HTA Regulation will be intended to harmonize the clinical benefit assessment of HTA across the European Union.

In addition, on April 26, 2023, the European Commission adopted a proposal for a new Directive and Regulation to revise the existing pharmaceutical legislation. If adopted in the form proposed, the recent European Commission proposals to revise the existing EU laws governing authorization of medicinal products may result in a decrease in data and market exclusivity opportunities for our product candidates in the EU. We cannot be sure whether additional legislative changes will be enacted, or whether FDA, European Union, or other jurisdictions’ regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by, for example, United States Congress of the FDA approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

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

The U.S. Government and non-U.S. regulatory agencies actively enforce laws and regulations regarding the promotion of pharmaceutical products, and if we are found to have violated any such laws or regulations, we may be subject to significant liability.

The FDA and other U.S. Government agencies and non-U.S. regulatory agencies strictly regulate the manner in which medicinal products may be marketed. In particular, a medicinal product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. In addition, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such laws, and the application of those laws, are complex and evolving.

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

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU member states’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU legislation, the details are governed by regulations in individual EU member states and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics ("SmPC"), as approved by the competent agencies in connection with a marketing authorization. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in all EU member states. The competent regulatory agencies of the EU member states actively enforce the laws and regulations governing promotion of medicinal products. If we are found to have undertaken improper promotional activities we may be subject to significant civil, criminal and administrative penalties, as well as reputational harm, which could materially adversely affect our business, financial condition, results of operations and growth prospects.

Our employees, independent contractors, consultants, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, principal investigators, CROs, suppliers, vendors and other third parties with which we do business may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with federal and state health care fraud and abuse laws and regulations and equivalent foreign laws, FDA regulations and equivalent regulations of foreign agencies, requirements to provide accurate information to the FDA or equivalent foreign agencies, data privacy and security laws and requirements to accurately report financial information or data or to disclose unauthorized activities to us. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Although we have adopted a code of business conduct and ethics with respect to our employees, agents and contractors, it is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid and equivalent foreign health insurance programs, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. The FDA and non-U.S. regulatory agencies may not accept data from trials conducted in locations outside of their jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA approves a drug candidate for an indication in the U.S., comparable regulatory agencies in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product in those countries. In addition, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the U.S., including additional preclinical studies or clinical trials, since clinical trials conducted in one jurisdiction may not be accepted by regulatory agencies in other jurisdictions. In many jurisdictions outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

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

Our business operations and current and future relationships with healthcare professionals, clinical investigators, consultants, patient organizations, commercial partners, customers, CROs and third-party payors in connection with our current and future business activities may be subject to federal, state and foreign healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, including physicians, clinical investigators, CROs, third-party payors and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable healthcare laws and regulations include the following:

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
•
the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
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
•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations, including mandatory contractual terms, on “covered entities,” including certain healthcare providers, health plans, healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, as well as analogous state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
•
Foreign equivalents to the above-mentioned rules.

State and foreign laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Some state and foreign laws require biotechnology companies to report information on the pricing of certain drug products. Certain state and local jurisdictions require the registration of pharmaceutical sales representatives. State, federal and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve ongoing substantial costs. It is possible that governmental agencies will conclude that our business practices, including the provision of compensation for consulting services to physicians and other healthcare providers, some of whom may be in a position to recommend, purchase and/or prescribe our product candidates, if approved, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against it, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which could have an adverse effect on our business and reputation.

Our business activities are subject to the FCPA and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

We may conduct clinical trials in countries other than the United States. In addition, we have entered into a license agreement with Accure, a biotechnology company headquartered in Barcelona, Spain. Our business activities are subject to the U.S. Foreign Corrupt Practices Act ("FCPA"), and similar anti-bribery or anti-corruption laws, regulations or rules of Switzerland and other countries in which we operate. Anti-corruption laws, including the FCPA, generally prohibit offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, potentially including officials of foreign governments. Additionally, although none of our product candidates is yet approved for sale in any country, in many countries other than the U.S., the healthcare providers who prescribe pharmaceuticals like our product candidates are employed by their government, and the purchasers of pharmaceuticals are government entities. Therefore, any future dealings by us with these prescribers and purchasers may be subject to regulation under the FCPA and other applicable anti-corruption laws.

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

Disruptions at the FDA, the SEC and other government agencies and comparable non-U.S. regulatory agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA and comparable non-U.S. regulatory agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, our ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes, and other events that may otherwise affect the ability of the FDA and comparable non-U.S. regulatory agencies to perform routine functions. Average review times at the FDA and comparable non-U.S. regulatory agencies have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, other agencies, and comparable non-U.S. regulatory agencies may slow the time necessary for new drugs to be reviewed or approved, which could adversely affect our business. For example, in recent years, including in 2013, 2018 and 2019, the U.S. government shut down several times, and in 2020 and 2021 the FDA diverted significant resources to handle the SARS-CoV-2 virus public health emergency and pandemic. Certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees for a time, and to stop critical activities in response to such events, and may be required to do so again in the future.

If such disruptions recur, or if a prolonged government shutdown occurs, it could significantly impact the ability of the FDA and comparable non-U.S. regulatory agencies to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government disruptions or shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

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

Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts at our registered office, currently in Zug, Switzerland. In addition, under Swiss law, any claims by shareholders against the Company must be brought exclusively to the competent courts at our registered office, currently in Zug, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. There can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.

Our Ordinary Shares are not listed in Switzerland, our home jurisdiction. As a result, certain Swiss law provisions designed to protect shareholders in the event of a public takeover offer or change of control transaction will not apply.

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

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and the cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize its board of directors to, increase our share capital. While its shareholders may introduce a capital band pursuant to which share capital that can be issued by its board of directors without additional shareholder approval, Swiss law limits this capital band to 50.0% of the share capital registered in the commercial register at the time of the introduction of the capital band. The capital band, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn under certain conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to its shareholders.

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
•
allow our board of directors not to record any acquirer of ordinary shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 15.0% of our share capital registered in the commercial register;
•
restrict shareholders from exercising voting rights with respect to own or represented shares in excess of 15.0% of our share capital registered in the commercial register;
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

We may also choose to take advantage of other exemptions including but not limited to the exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans using conditional share capital approved by the shareholders.

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

We are a foreign private issuer and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (i) a majority of its ordinary shares must be either directly or indirectly owned of record by non-residents of the United States; or (ii) (a) a majority of its executive officers or directors may not be United States citizens or residents, (b) more than 50.0% of its assets cannot be located in the United States, and (c) its business must be administered principally outside the United States. If it lost this status, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Among other things, we would be required under current SEC rules to prepare its financial statements in accordance with generally accepted accounting principles in the United States, rather than IFRS Accounting Standards, which would involve significant time and cost and could result in variations, which could be material, between historical financial results reported under IFRS Accounting Standards and as reported under U.S. GAAP. It may also be required to make changes in its corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost it would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If it loses its foreign private issuer status and is unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing its operations, we could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of its securities in the United States. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of Zug and the Canton of Vaud, have abolished the cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in Zug, Canton of Zug and Lausanne, Canton of Vaud, can change from time to time. The standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2023 in Zug, Canton of Zug will be approximately 11.8% and in Lausanne (Ecublens), Vaud will be approximately 13.6%.

The Organisation for Economic Co-operation and Development (OECD) minimum tax rate will be implemented in Switzerland by means of an ordinance. The people and cantons approved the necessary constitutional amendment in a popular vote on June 18, 2023. During its meeting on December 22, 2023, the Federal Council decided to implement the minimum tax rate with the introduction of a supplementary tax (Qualified Domestic Minimum Top-up Tax) in Switzerland as from January 1, 2024. The introduction of the international supplementary taxes (Income Inclusion Rule and Under Tax Payment Rule) has been postponed to a later date. Within six years, the Federal Council must additionally submit to the Swiss Parliament a federal act that replaces the ordinance. Since we do not meet the threshold of a worldwide turnover of 750 million euro, we are not affected by the OECD minimum tax rate.

We urge our shareholders to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding the Ordinary Shares.

Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.

Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly regarding U.S. dollars, euros and Swiss francs. Our functional currency is the Swiss franc and the majority of our operating expenses are paid in Swiss francs. Further, potential future revenue may be derived from abroad, particularly from the United States and the European Union. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the Swiss franc, the euro, the U.S. dollar and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Besides our natural hedging, currently, we do not have any exchange rate hedging arrangements in place.

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

We have and will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more if and when we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel have and will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect that compliance with these rules and regulations will continue to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. The increased costs have and will increase our net loss. For example, we expect these rules and regulations will continue to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board advisors or as executive officers.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage the transition to a public company that is and will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities. This in turn may result in less time being devoted to our management and growth. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

The market price and trading volume of our Ordinary Shares and Warrants may be volatile and could decline significantly, and may make it more difficult for you to sell your Ordinary Shares.

The Nasdaq stock market, on which our Ordinary Shares and Warrants are listed under the symbols OCS and OCSAW, respectively, has from time to time experienced significant price and volume fluctuations. The market price of Ordinary Shares and Warrants may be volatile and could decline significantly. Generally, securities of biopharmaceutical companies tend to be volatile and experience significant price and volume fluctuations.

In addition, the trading volume in Ordinary Shares and Warrants may fluctuate and cause significant price variations to occur. The average trading volume of our Ordinary Shares traded per day from April 1, 2023 to December 31, 2023 was approximately 19,244 shares per day. The average trading volume of our Ordinary Shares can be very sporadic and may impair the ability of holders of our Ordinary Shares to sell their shares at the time they wish to sell them or at a price that they consider reasonable. A low trading volume may also reduce the fair market value of our Ordinary

Shares. Also, due to the low volume of shares traded on any trading day, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. Accordingly, there can be no assurance that the price of our Ordinary Shares will reflect our actual value. There can be no assurance that the daily trading volume of our Ordinary Shares will increase or improve.

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

We expect to issue a substantial number of Ordinary Shares, including under the Company's Stock Option and Incentive Plan Regulation 2023 (”2023 Plan”).

Ordinary Shares reserved for future issuance under the 2023 Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The aggregate number of Ordinary Shares initially reserved for issuance under the 2023 Plan is 7,835,544 Ordinary Shares. As of December 31, 2023, we had awards issued and outstanding covering 3,466,210 ordinary shares.

Any such issuances of additional Ordinary Shares or securities convertible into Ordinary Shares:

•
may significantly dilute the equity interests of our investors;
•
may subordinate the rights of holders of Ordinary Shares if securities are issued with rights senior to those afforded Ordinary Shares; and
•
may adversely affect prevailing market prices for Ordinary Shares.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ordinary shares. In addition, Swiss law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your shares for the foreseeable future and the success of an investment in the shares will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of the shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the shares will appreciate in value or even maintain the price at which our shareholders have purchased them. Investors seeking cash dividends should not purchase the shares.

In addition, exchange rate fluctuations may affect the amount of euro that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Swiss Francs, if any. These factors could harm the value of the shares, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the shares.

Our Warrants are exercisable for Ordinary Shares, the exercise of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As a result of the Business Combination being consummated, outstanding warrants to purchase an aggregate of 4,403,294 Ordinary Shares became exercisable in accordance with the terms of the Warrant Agreement. These warrants became exercisable on April 2, 2023. The exercise price of these warrants is $11.50 per share, or approximately $50.6 million, assuming none of the warrants are exercised through “cashless” exercise. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our ordinary shares. If the trading price for our ordinary shares is less than $11.50 per share, we believe holders of our Public Warrants and Private Placement Warrants will be unlikely to exercise their warrants. On December 31, 2023, the last reported closing price of our ordinary shares was $11.23 per share and the last reported closing price of our Public Warrants was $1.50 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of ordinary shares. However, there is no guarantee that the Public Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

The Warrants may never be in the money, and they may expire worthless and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 50.0% of the then outstanding Public Warrants approve of such amendment.

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

The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and EBAC, and were assumed by us at the time of the Closing, pursuant to a warrant assignment, assumption and amendment agreement by and between us, EBAC, and Continental Stock Transfer & Trust Company. Continental Stock Transfer & Trust Company is currently the warrant agent. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity, correct any defective provision or correct any mistake, amend the definition of “Ordinary Cash Dividend” or add or change any provisions with respect to matters or questions arising under the warrant as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the warrant holders, but requires the approval by the holders of at least 50.0% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public

Warrants in a manner adverse to a holder if holders of at least 50.0% of the then-outstanding Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the private placement warrants, 50.0% of the number of the then outstanding Private Placement Warrants. Although our ability to amend the terms of the Public Warrants with the consent of at least 50.0% of the then-outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of Ordinary Shares purchasable upon exercise of a warrant.

We may redeem the Public Warrants prior to their exercise at a time that is disadvantageous to the holder, thereby making such warrants worthless.

We may redeem the Public Warrants prior to their exercise at a time that is disadvantageous to the holder, thereby making such warrants worthless. We will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrant holders. We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of such warrants is effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by us, we may exercise the redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force holders (i) to exercise the Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the Public Warrants at the then-current market price when holders might otherwise wish to hold the Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of the Public Warrants.

In addition, we will have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the closing price of the Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on the trading day prior to the date on which a notice of redemption is sent to the warrant holders. Recent trading prices for the Ordinary Shares have exceeded the $10.00 per share threshold at which the Public Warrants would become redeemable. In such a case, the holders will be able to exercise their Public Warrants prior to redemption for a number of Ordinary Shares determined based on the redemption date and the fair market value of the Ordinary Shares.

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

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if either (i) at least 75.0% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25.0% of the shares by value, is passive income or (ii) at least 50.0% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25.0% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on our analysis of our income, assets, activities, and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2023. The determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The amount of passive income and passive assets we take into account for PFIC testing purposes depends, in part, on the size of our cash balance (taking into account the timing and manner in which such cash is used) and the interest rates applicable thereto. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to our market capitalization from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our PFIC status for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

Changes to tax laws in any of the jurisdictions in which we operate, including new proposals on taxing digital companies and the ongoing work by the Organization for Economic Co-operation and Development (the "OECD"), could have a material adverse effect on our business, operating results, and financial condition.

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our domestic and foreign earnings. For instance, the Inflation Reduction Act of 2022 (the “IRA”) imposes, among other rules, a 15.0% minimum tax on the book income of certain large corporations and a 1.0% excise tax on certain corporate stock repurchases.

Our tax treatment may also be impacted by tax policy initiatives and reforms such as the Base Erosion and Profit Shifting ("BEPS") Project (including "BEPS 2.0") of the OECD, and the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or, in the specific context of withholding tax dividends paid. The OECD has published a package of measures for reform as a product of BEPS, which includes the reallocation of global profits of large multinational companies to market jurisdictions based on customer location as well as the introduction of a global minimum tax. Many of the package’s proposed measures require amendments to the domestic tax legislation of various jurisdictions.

Changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on our business, operating results, and financial condition, including changing the amount and recognition of our deferred tax assets and liabilities.

If we or any of our subsidiaries is treated as a “controlled foreign corporation,” certain U.S. investors could be subject to adverse U.S. federal income tax consequences.

Generally, under the Code, if a U.S. investor owns or is treated as owning, directly, indirectly, or constructively, 10.0% or more of the total value or total combined voting power of our stock, the U.S. investor may be treated as a “Ten Percent United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our corporate structure, if any. A non-U.S. corporation generally will be a CFC if Ten Percent United States shareholders own, directly, indirectly, or constructively, 50.0% or more of the total value or total combined voting power of the stock of such corporation. The determination of CFC status is complex and includes certain “downward attribution” rules, pursuant to which our non-U.S. subsidiaries may be treated as constructively owned by our U.S. subsidiaries. Because our corporate structure includes a U.S. corporate subsidiary, the downward attribution rules may cause any non-U.S. subsidiaries, including any that we form or acquire in the future, to be treated as controlled foreign corporations. Because our corporate structure includes a U.S. corporate subsidiary, our non-U.S. corporate subsidiaries, including any non-U.S. corporate subsidiaries that may be formed or acquired in the future, will be treated as CFCs, regardless of whether we are treated as a CFC. A Ten Percent United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income”, “global intangible low-taxed income,” and investments of earnings in U.S. property, regardless of whether the CFC makes any distributions to its shareholders. Furthermore, an individual Ten Percent United States shareholder with respect to a CFC generally will not be allowed certain tax deductions and foreign tax credits that are allowed to a corporate Ten

Percent United States shareholder. Failure to comply with CFC reporting obligations may also subject a Ten Percent United States shareholder to significant penalties, preventing the statute of limitations with respect to such Ten Percent United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. There can be no assurance that the Company will provide to any Ten Percent United States shareholder information that may be necessary for the Ten Percent United States shareholder to comply with its CFC reporting and tax paying obligations. U.S. investors should consult their tax advisors regarding the application of the CFC rules in their particular circumstances.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

The trading market for ordinary shares is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover our company change their recommendation regarding ordinary shares adversely, cease to provide coverage or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline.

The JOBS Act permits “emerging growth companies” like Oculis to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, which may make our ordinary shares less attractive to investors.

Oculis currently qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Its Business Startups Act of 2012, which is referred to as the “JOBS Act.” As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they deem important.

We cannot predict if investors will find our ordinary shares less attractive because we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market and the share price for our ordinary shares may be more volatile. We may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act.

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

Our telephone number is +41-41-711-9325 and our website is www.oculis.com.

B. Business Overview

Company Overview

We are a late clinical-stage biopharmaceutical company, based in Switzerland, with substantial expertise in therapeutics used to treat ocular diseases, engaged in the development of innovative drug candidates which embrace the potential to address large unmet medical needs for many eye-related conditions. Our focus is on advancing therapeutic candidates intended to treat significant and prevalent ophthalmic diseases which result in vision loss, blindness or reduced quality of life. Our mission is to improve the health and quality of life of patients around the world by developing medicines that save sight and improve eye care for patients. To realize this mission, we intend to become a global leader in ocular therapeutics.

Our pipeline currently includes three clinical-stage therapeutic candidates: OCS-01, OCS-02 (Licaminlimab) and OCS-05. Our lead product candidate, OCS-01, is currently being evaluated in two ongoing Phase 3 clinical programs: as a topical option for the treatment of DME, and as a once- daily steroid for the treatment of inflammation and pain following cataract surgery. Our second product candidate is OCS-02, currently being evaluated in a Phase 2b clinical trial to assess its potential as a topical anti-TNFα treatment for dry eye disease (“DED”) and potentially the use of a particular genotype to predict treatment response, which could be considered as a biomarker in a precision medicine approach. A second clinical trial for OCS-02, designed to evaluate its use as a potential treatment for non-infectious anterior uveitis, is expected to follow thereafter. Our third product candidate is OCS-05, a potential disease modifying neuroprotective agent against neurological damage with potential application in multiple indications, including glaucoma, dry age-related macular degeneration (“AMD”) and diabetic retinopathy (“DR”). We are conducting a Phase 2 Proof-of-Concept (“PoC”) trial evaluating OCS-05 as a potential treatment for acute optic neuritis (“AON”) for which there is currently no approved therapeutic treatment.

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

OCS-01

Our lead candidate is OCS-01, a novel, high concentration, topical Optireach formulation (ophthalmic suspension) of dexamethasone, designed to enhance drug penetration into both the anterior and posterior segments of the eye with enhanced persistence following topical application. We are evaluating OCS-01 for use as a topical eye drop for the treatment of DME, as a once-daily steroid treatment for inflammation and pain following ocular surgery, and in treating two forms of cystoid macular edema (“CME”). LEOPARD, an investigator-initiated trial (“IIT”) for the treatment of Uveitic Macular Edema (“UME”) or Post-Surgical Macular Edema (“PSME”), both forms of CME, is ongoing and the related readout is expected in the first quarter of 2025. Using our proprietary Optireach® technology, OCS-01 was designed to enhance drug penetration into both the anterior and posterior segments of the eye. This therapeutic approach is in contrast to currently available therapies, which require the use of more invasive treatments such as ocular implants or intravitreal injections to deliver medication to the retina. Furthermore, current treatment of DME often involves multiple intravitreal injections per year. Given the burden of therapy, FDA-approved therapeutics are not widely used for early disease intervention. It has been reported that 60% of DME patients are not treated 12 months after the diagnostic (IRIS data base June 23), despite the deterioration in visual acuity in 19.0% of untreated patients within two years. In addition, approximately 40.0% of patients treated with anti-VEGF intravitreal injections have an inadequate response at 12 weeks.

OCS-01 is a topical dexamethasone Optireach formulation which is designed to deliver therapeutic levels of drug to the retina via an eye drop, a route of administration for DME treatment that may enable earlier intervention and thereby significantly increase the proportion of patients being treated as well as increase the prescribing physician base by providing a treatment option to general ophthalmologists. An eye drop treatment could also provide a new treatment option for patients with inadequate response to the current invasive standard of care. We are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development; however, we cannot guarantee that OCS-01 will receive regulatory approval. We have two ongoing Phase 3 clinical trials: (i) DME and (ii) for the treatment of inflammation and pain following ocular surgery. For DME, the first stage of the DIAMOND Phase 3 clinical trial met its objective of validating the induction and maintenance dosing regimen designed to optimize OCS-01 efficacy potential with robust statistical significance. For the treatment of inflammation and pain following cataract surgery, the first Phase 3 clinical trial, OPTIMIZE-1, met both hierarchical primary efficacy endpoints with statistical significance, the absence of inflammation at day 15 and the absence of pain at day 4. Following the positive DIAMOND trial outcome, we are advancing the planned OCS-01 development program for DME into DIAMOND Stage 2, which includes two global pivotal Phase 3 clinical trials, DIAMOND-1 and DIAMOND-2. We announced first patient first visit in DIAMOND-1 and DIAMOND-2 in December 2023 and February 2024, respectively. Each trial is expected to enroll approximately 350 to 400 patients. Following the positive OPTIMZE-1 trial outcome, we are advancing the development program for inflammation and pain following cataract surgery into the second Phase 3 trial, OPTIMIZE-2. In December 2023, we also announced first patient first visit in OPTIMIZE-2. Data from the two OPTIMIZE trials are intended to support the our future NDA submission to the FDA.

In addition to the Phase 3 trials, we are conducting the LEOPARD trial, which is an IIT to investigate the safety and efficacy of OCS-01 in UME and PSME. LEOPARD is sponsored by Global Ophthalmic Research Center (GORC). This PoC trial’s data readout is expected in the first quarter of 2025.

The total U.S. prevalence of DME in 2023 is estimated at 3.0 million, with the diagnosed U.S. prevalence estimated at 1.8 million by the Decision Resources Group DME Landscape November 2020 report. The same report estimates that 0.9 million U.S. DME patients were treated with drugs in 2023, leaving 0.9 million U.S. patients diagnosed but untreated. These 0.9 million patients are a key addressable market segment for OCS-01. Additionally, OCS-01 is also intended to address the market segment of patients with inadequate response to anti-VEGF therapy. A study published in the American Journal of Ophthalmology in 2016 found that nearly 40.0% of patients treated with anti-VEGF therapy had inadequate responses at 12 weeks. By applying this figure to the number of treated U.S. patients, we estimate that inadequate response occurs in approximately 0.4 million patients. In total, we estimate that 1.3 million DME patients in the United States are addressable by OCS-01.

The Informa Meddevicetracker Ophthalmic Surgical Products Market 2017 report projected that ophthalmic surgeries are on the rise, mainly due to the aging population and lifestyle changes, and are expected to reach close to 10 million procedures per year in the U.S. alone by 2037. Cataract surgeries are the most prevalent procedures of all medical specialties with an estimated 5 million procedures in 2021 in the U.S. Ophthalmic surgeries cause the release of inflammatory factors and can be associated with ocular pain. Cataract surgery, even with a very small incision, creates inflammation in the cornea, anterior chamber and iris. Given our observations in Stage 1 of the DIAMOND Phase 3 trial that OCS-01 treatment led to improvements in visual acuity and macular thickness in patients with DME, we believe OCS-01, if approved for inflammation and pain following ocular surgery, may be of benefit to patients at risk of retinal complications following ocular surgery. An exploratory investigator initiated trial is ongoing in the U.S. to assess its benefits in treating CME. A pilot study demonstrated favorable effects of OCS-01 on eyes with non-infectious uveitic macular oedema and vitritis (Schulman et al, Acta Ophthalmologica 2015).

OCS-02 (Licaminlimab)

We are also advancing the clinical development of licaminlimab, or OCS-02, a next-generation biologic treatment for ocular inflammation, specifically as a treatment for DED and non-infectious chronic anterior uveitis. Differentiating OCS-02 is its use of a single chain antibody fragment specifically formulated for topical delivery in ophthalmology, TNF inhibitors are directed against the cytokine human tumor necrosis factor alpha (“TNFα”). Furthermore, the small size of the fragment enables the topical delivery of an anti-TNFα construct with increased concentrations and enhanced ocular tissue penetration. The anti-inflammatory and anti-necrotic properties of therapeutics inhibiting TNFα activity are well established with anti-TNF pharmaceuticals already approved as systemic treatments for ocular disease. While OCS-02 is intended to be developed for all comers, we are advancing the development of OCS-02 in conjunction with the development of a potentially novel genetic biomarker intended to identify patients who may have a greater response to OCS-02 therapy. Two Phase 2 clinical trials in patients with symptoms of DED were conducted (the first with the predecessor of OCS-02, and the second with OCS-02), as well as one Phase 2 clinical trial in acute anterior uveitis. Topical ocular administration of OCS-02 was associated with improvements in the global ocular discomfort score versus vehicle in patients with DED, and with reaching a pre-specified responder rate in patients with non-infectious anterior uveitis, as well as being well tolerated in all three studies. In February 2024, we completed enrollment in the Phase 2b RELIEF trial evaluating OCS-02 for the treatment of DED, with topline results expected in the second quarter of 2024. We plan to commence a Phase 2b trial for OCS-02 as a treatment for chronic anterior uveitis thereafter.

We estimate the segment of DED patients in the United States addressable by OCS-02 (patients with moderate or severe DED) to be approximately 10 million patients. This comprises an estimated 7 million patients with moderate DED and 3 million patients with severe DED (based on the rates of approximately 35.0% moderate and 14.0% severe patients as reported by the Dry Eye Products Market Report published in Market Scope 2023 of approximately 20.0 million diagnosed prevalent cases of DED in the U.S. as estimated for 2024 by Decision Resources Group Dry Eye Disease Landscape and Forecast, December 2020).

We also estimate OCS-02 could help address a medical need in patients suffering from either chronic or recurring non-infectious anterior uveitis. This addressable patient population is estimated to be approximately 170 thousand in the United States based on a prevalence rate of non-infectious uveitis of 121 per 100,000, applied to the U.S. population and the fact that anterior uveitis is the most prevalent form representing 81.0% of all cases, as found in a study published in the Journal of the American Medical Association Ophthalmology in 2016, and based on a prevalence of recurrent and chronic disease being estimated at 51.0%, as found in a study published in the Journal of the American Medical Association Ophthalmology in 2013.

OCS-05

Our third clinical candidate is OCS-05, a novel serum/glucocorticoid-regulated protein kinase 2 (“SGK2”) activator peptidomimetic small molecule, in development as a potential disease modifying neuroprotective agent against neurological damage to the optic nerve. We are initially developing OCS-05 as a potential therapeutic to treat AON, a rare disease with high unmet medical need, as currently there is no treatment which is approved by the FDA or European Commission for AON. OCS-05 has been granted Orphan Drug Designation by both the FDA and the European Commission for this indication. OCS-05 has been studied in preclinical studies suggesting efficacious neuroprotective and remyelinating activity, as well as in a UK Phase 1 clinical trial under the Medicines and Healthcare products Regulatory Agency (“MHRA”) in healthy volunteers in which OCS-05 was observed to be well tolerated. We are currently conducting a First-in-Patient clinical trial of OCS-05 in AON in France to test the candidate’s safety and tolerability, and we are currently conducting IND-enabling activities for OCS-05 in the United States. Should the clinical results of our AON trial prove sufficiently compelling, we intend to evaluate the promise of OCS-05 to treat other neuro-ophthalmic disorders such as geographic atrophy, glaucoma, diabetic retinopathy and neurotrophic keratitis.

Additional development initiatives

In addition to these six clinical development programs involving the three clinical candidates, we also are engaged in a number of earlier preclinical development initiatives, including:

•
The evaluation of OCS-03 as a possible treatment for corneal neovascularization, a common disorder caused by the aberrant development of new blood vessels into the cornea and pterygium, a pink colored growth that originates in the conjunctiva.
•
The evaluation of OCS-04, an innovative topical ophthalmic formulation project, preliminarily intended for corneal graft rejection prevention and possibly other inflammatory related conditions targeting the ocular surface.

Our Executive Management Team

We are led by an experienced management team, composed of individuals who have extensive backgrounds in drug discovery and development, clinical trial design and operations, regulatory affairs, business development and commercial and general management at both large pharmaceutical companies and emerging biopharmaceutical organizations. Collectively, our management team has a track record of advancing new drug candidates through regulatory approval and successful commercialization. The expertise of our management team is complemented by our board of directors, which includes many accomplished industry veterans with significant capabilities in guiding the success of emerging biopharmaceutical companies such as ours. Since our inception we have raised approximately CHF 239.2 million from leading North American, European and Asian life science venture capital investors including Brunnur Ventures (Brunnur vaxtarsjodur slhf.), BVCF Management (BEYEOTECH), EQT Life Sciences, Novartis Bioventures Ltd., LSP 7 Coöperatief, funds managed by Earlybird Capital, funds managed by Pivotal Partners, funds managed by Aberdeen (formerly Tekla Capital Management LLC), and VI Partners, among others. Please note that prospective investors should not rely on these named investors’ investment decisions, as each of such investor’s risk tolerance and investment strategy and goal may be different from those of other prospective investors.

Our Strategy

We intend to become a leader in developing therapeutics to address ocular diseases characterized by significant medical needs with large market opportunities. To accomplish this objective, we plan to focus on successful completion of our key strategic initiatives, which include:

•
Executing the Phase 3 development of OCS-01 for DME.

Based on results achieved in the Stage 1 Phase 3 trial, we have progressed to the Stage 2 Phase 3 trials of OCS-01 in DME, DIAMOND-1 and DIAMOND-2, which are currently ongoing. We believe the use of OCS-01 formulated as a non-invasive, self-administered eye drop, could, if approved, promote a shift in the current treatment paradigm to allow earlier intervention and increase both the treated patient population and the prescribing physician base. In addition, OCS-01, if approved, could benefit patients who are diagnosed with DME and who have an inadequate response to anti-VEGF intravitreal injections.

•
Advancing the ongoing Phase 3 clinical trial of OCS-01 as a potential once-daily therapeutic for inflammation and pain following ocular surgery with potential further differentiating benefit for patients with elevated risk of CME.

Following positive results in the first Phase 3 trial, OPTIMIZE-1, we have initiated the second Phase 3 trial, OPTIMIZE-2, of OCS-01 in the treatment of inflammation and pain following ocular surgery, with first patient first visit achieved in December 2023. OCS-01 could be differentiated in the anterior segment by its potential ability to deliver therapeutic drug levels to the back of the eye. Topline results from OPTIMIZE-2 are expected in the fourth quarter of 2024. An investigator-initiated PoC trial is currently ongoing to explore further the potential of OCS-01 in treating edema in CME. We believe this potential benefit in CME, if supported by this study and validated by future studies, and if OCS-01 is approved, may enable us to achieve enhanced market access.

•
Pursuing the late-stage clinical development of OCS-02 (Licaminlimab), our next-generation topical anti-TNFα biologic.

Based on results achieved in three Phase 2 clinical trials, we have advanced OCS-02 into a Phase 2b RELIEF clinical trial to assess its clinical benefit in treating DED. We intend to initiate a second Phase 2 trial for OCS-02 as a treatment for chronic anterior uveitis thereafter. OCS-02 is differentiated by its use of single-chain antibody fragment formulation technology, which enables the topical delivery of an anti-TNFα agent. We are advancing the development of OCS-02 in conjunction with further analysis of a potential novel genetic biomarker intended to identify patients who may demonstrate an enhanced response to OCS-02 therapy and believe this precision medicine approach may allow the candidate to deliver superior outcomes in this patient group, if approved.

•
Evaluating OCS-05 in AON and additional indications to potentially access larger market opportunities.

The differentiated and novel mechanism of action of OCS-05, coupled with its potential disease modifying neuroprotective properties, suggests potential benefits across many of the more pervasive neurological pathologies of the eye including geographic atrophy, diabetic retinopathy, glaucoma and neurotrophic keratitis. We initially intend to assess the safety of OCS-05 as a treatment for AON and are currently evaluating OCS-05 in a First-in-Patient study called the ACUITY trial in France. There is currently no approved therapy for treatment of AON. OCS-05 has been granted Orphan Drug Designation by both the FDA and the European Commission. We believe that demonstration of therapeutic benefits in AON may provide compelling support for the exploration of OCS-05 in larger market opportunities.

•
Leveraging our internal formulation discovery and strengthening our development pipeline through robust licensing and acquisition activities.

We intend to complement our ongoing development programs by accessing additional innovative product candidates and technologies through in-licensing, strategic collaborations and acquisitions. We believe that the depth of our formulation discovery and drug development expertise specific to ocular therapeutics, coupled with the industry network of our executive management, board of directors and advisors, provide us with the differentiated set of capabilities necessary to identify and advance product candidates successfully in this therapeutic category.

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

Diseases and disorders of the eye

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. Ocular diseases, which may result in visual impairment, blindness or reduced quality of life include retinal diseases such as DME, macular degeneration (including geographic atrophy), diabetic retinopathy, and retinal vein occlusion (“RVO”); disorders caused by swelling and inflammation such as DED, corneal keratitis and uveitis; and glaucoma, among other disease states. The global market for therapeutics used to treat eye disease is estimated to have exceeded $22 billion in 2020. We employ our substantial expertise in the development of therapeutics, in particular pharmaceuticals used to treat ocular diseases, to potentially address many eye-related conditions with high unmet medical needs. Our focus is on developing innovative drug candidates to address significant and growing ophthalmic diseases, which result in vision loss, blindness or reduced quality of life, for which there are currently limited treatment options.

Our clinical development candidates

Utilizing our internal formulation discovery and drug development capabilities, together with extensive licensing, collaboration and acquisition activities, we have assembled a pipeline of attractive development candidates that include both late-stage clinical candidates as well as earlier stage preclinical initiatives. Our clinical portfolio is made up of (i) OCS-01, currently in two ongoing Stage 2 Phase 3 clinical trials, one evaluating its use as a treatment for DME and the other assessing its utility to treat inflammation and pain following ocular surgery; (ii) OCS-02 (Licaminlimab), currently in one ongoing Phase 2b clinical trial evaluating its use as a potential treatment for DED and anticipated to enter a second Phase 2b trial evaluating its potential use as a therapy for the treatment of non-infectious anterior uveitis; and (iii) OCS-05, a novel neuroprotective agent with potential application in multiple indications, including glaucoma, GA and DR, which we are initially evaluating as a potential treatment for AON. A detailed assessment of each of these clinical candidates is contained in the descriptions provided below.

OCS-01

Key program highlights:

•
Use of proprietary Optireach® technology enables enhanced drug penetration and residence time.
•
Topically delivered formulation design to allow non-invasive self-administration to treat front and back of the eye conditions.
•
May enable earlier disease intervention in DME if approved, potentially expanding both the patient population and prescribing physician base.
•
Stage 1 Phase 3 DIAMOND trial in DME met its objective of validating the induction and maintenance dosing regimen designed to optimize OCS-01 efficacy potential with robust statistical significance, and met the primary efficacy endpoint of mean change in BCVA versus baseline at Week 6, as well as key secondary endpoints of ≥15-letter improvement in BCVA and greater improvement in retinal thickness, each with statistical significance.
•
Phase 3 OPTIMIZE 1 trial in cataract surgery met both hierarchical primary efficacy endpoints, the absence of inflammation at Day 15 and the absence of pain at Day 4, each with statistical significance.
•
Topline data readout from the OPTIMIZE-2 Phase 3 clinical trial in cataract surgery is expected in the fourth quarter of 2024.
•
Estimated 1.3 million total addressable U.S. DME patients. The increasing numbers of ophthalmic surgeries are expected to reach close to 10 million procedures per year in the U.S. alone by 2037. Such procedures cause the release of inflammatory factors and can be associated with ocular pain.

Our lead development candidate OCS-01 is a 1.5% suspension of the anti-inflammatory corticosteroid dexamethasone for use as a potential treatment for DME and for inflammation and pain following ocular surgery. In contrast to currently available formulations of dexamethasone, which require the use of more invasive treatments such as an implant or intravitreal injection to deliver the medication to the retina, differentiating OCS-01 is our use of the proprietary Optireach® technology, which enables the topical delivery, as an eye drop, of dexamethasone to the back of the eye for the treatment of diseases affecting the retina. OCS-01 is a topical dexamethasone formulation which we have observed in clinical trials to be capable of delivering therapeutic levels of drug to the retina via eye drop, a route of administration for DME treatment that may enable earlier treatment intervention and thereby significantly increase the proportion of patients being treated as well as increase the prescribing physician base by providing a treatment option to general ophthalmologists. We are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development; however, we cannot guarantee that OCS-01 will receive regulatory approval.

During 2023, we reported data from two Phase 3 clinical trials in which we observed: in DME, a statistically significant improvement in BCVA and visual acuity; and in inflammation and pain following ocular surgery, a statistically significant increase in the proportion of subjects with absence of inflammation and pain under OCS-01 treatment versus vehicle. Following those results, we have initiated a Stage 2 OPTIMIZE Phase 3 trial for the treatment of inflammation and pain following ocular surgery and begun the first Stage 2 DIAMOND-1 Phase 3 trial for the treatment of DME.

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

OCS-01 for DME

We are advancing OCS-01 as a treatment for DME, which is a complication of diabetes and is caused by the progressive growth of new blood vessels under the retina that leak fluid and lipids, leading to swelling of the macula, which can result in significant blurring of vision and contribute to the risk of blindness from DR. DME is strongly associated with uncontrolled blood sugar levels, high blood pressure and high cholesterol. An estimated 5.5% of diabetics worldwide are affected by the disease. It is a leading cause of blindness among the U.S. adult population. In the G7 countries (the United States, France, Germany, Italy, Spain, UK and Japan), the market for the treatment of DME is estimated to have totaled approximately $4.4 billion in 2024.

DME is estimated to impact 3.0 million people in the United States alone. Of those three million, we estimate that 1.3 million patients in the United States are addressable by OCS-01.

We are currently conducting the Stage 2 DIAMOND-1 and DIAMOND-2 Phase 3 trials in study sites in the United States.

Limitations of current treatments for DME

The DME disease onset may initially go unnoticed and as a result an estimated 42.0% of patients with DME may go undiagnosed. A study by the American Academy of Ophthalmology indicates that, among diagnosed patients, fewer than half are treated, with therapeutic intervention used most commonly in the one-third of patients who have moderate to severe visual impairment. Pharmacotherapy involves the invasive administration of a monoclonal antibody therapeutic targeting the vascular endothelial growth factor (“VEGF”) receptor to inhibit blood vessel growth. However, we estimate that approximately 40.0% of patients have an inadequate response to therapy after 12 weeks of anti-VEGF treatment, according to the results of a study published in the American Journal of Ophthalmology in 2016. Moreover, multiple intravitreal injections are required to maintain a therapeutic effect, which necessitates an increased treatment burden on patients, their caregivers and healthcare providers. Patients whose disease progresses while on anti-VEGF therapy may then receive a steroid implant, or laser photocoagulation of the retina.

Currently, physicians often do not treat patients who present with DME in its earlier stages of progression (patients with recent disease onset or mild visual impairment), a category that makes up approximately 67.0% of diagnosed patients with symptoms. We believe this decision to observe and not intervene is often driven by the significant burden current treatment options (laser photocoagulation, frequent intravitreal injections, intravitreal implants) place on the patient, as well as the expense and significant demands placed on healthcare resources. FDA approved therapeutics are not widely used for early disease intervention, despite the deterioration in visual acuity of approximately five letters, the equivalent of one line, or more in 19.0% of this observed/untreated patient population within two years.

OCS-01’s innovation and differentiation

OCS-01 is in development to be a topical treatment for DME, and we are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development. In addition to this potential breakthrough advancement, we believe that an eye drop therapy would allow for an easy, accessible, low-burden, self-administered treatment for DME and would therefore significantly address the limitations of current, invasive therapies for DME. We expect that OCS-01, if approved, could address patients who are diagnosed with DME, with recent onset of disease or mild visual impairment and who are therefore currently observed and untreated, as well as patients who are diagnosed with DME and who have an inadequate response to anti-VEGF intravitreal injections. We estimate that both segments of patients combined totals 1.3 million in the United States alone.

OCS-01 has produced clinical trial results which support its continued development as a potential topical treatment for DME

In Stage 1 of our DIAMOND Phase 3 clinical trial which evaluated the use of OCS-01 as a treatment for DME, patients who received OCS-01 demonstrated a statistically significant improvement from baseline in key measurements of therapeutic efficacy. In this randomized, double masked trial of 148 DME patients with 2:1 randomization (OCS-01 vs. vehicle), 100 of the trial participants self-administered OCS-01 eye drops six times per day for a six-week induction phase then three times per day for a subsequent 6-week maintenance phase, with 48 participants administered vehicle only. As noted in the graphic presented below, OCS-01 demonstrated improvement in mean BCVA “Early Treatment Diabetic Retinopathy Study” chart (BCVA ETDRS) score from baseline to Week 6 versus (vs) vehicle (OCS-01: 7.2 letters vs vehicle: 3.1 letters, p=0.007) demonstrating strong visual gain in the treatment arm. The effect was sustained to Week 12 with statistical significance (OCS-01: 7.6 letters vs vehicle 3.7 letters, p= 0.016).

OCS-01 generated improvements in both CMT and BCVA measurements.

Furthermore, there was a higher percentage of patients in the OCS-01 group who achieved ≥15-letter improvement in BCVA from baseline vs vehicle at Week 6 (OCS-01: 25.3% vs vehicle: 9.8%, p=0.015), which was sustained to Week 12 (OCS-01: 27.4% vs vehicle 7.5%, p=0.009).

Improvements in both CMT and BCVA were greater among patients with lower baseline visual acuity.

A rapid reduction in retinal edema was observed in the OCS-01 treatment arm at week 2 of the study. The observed statistical significant treatment effect versus vehicle was preserved throughout the study.

Treatment emergent adverse events (“TEAEs”) were noted in 70 of the 100 trial participants who received OCS-01, with the most prevalent AE being an increase in intraocular pressure (“IOP”), which was observed in 14 of the 100 patients in the active group. There was a small mean IOP increase, which was similar across induction and maintenance phase.

These findings of increased IOP were consistent with our expectations given glucocorticoids’ well-known ocular safety profiles, including the profile of an approved dexamethasone ocular implant. The findings were also consistent with current literature. Overall, the IOP effects observed in our trial were consistent with what is generally expected given established ophthalmic use of dexamethasone. Other AEs observed during clinical trials included diabetic and macular edema, which was noted more frequently in vehicle treated patients.

Except for increased IOP, AEs of a similar nature and number were noted among trial participants who received vehicle. The number of subjects with any ocular or non-ocular AEs leading to trial discontinuation was higher in the vehicle arm compared to the active arm. While OCS-01 may contribute to an accelerated onset of cataracts, no evidence of cataract formation was observed in the treatment arm up to 12 weeks.

The Stage 1 DIAMOND Phase 3 clinical trial results achieved with OCS-01 in treating DME follow outcomes achieved in the earlier Phase 2 study and two earlier small exploratory studies of DexNP (a previous formulation of OCS-01). In one of the studies, which was conducted in Japan, a 22-patient evaluation conducted in 2015 compared the use of a topically delivered g cyclodextrin-based formulation of dexamethasone to the posterior injection of 20 mg triamcinolone acetonide. Used at the time of the trial as an off-label treatment for DME, the gcyclodextrin-based formulation generated significant improvements in visual acuity and decreased macular thickness, comparable to the results achieved using triamcinolone acetonide. The results of this 2015 study confirmed similar findings achieved in another 19-person exploratory Japanese study conducted in 2011.

Phase 3 trial design for OCS-01

Our DIAMOND program includes two stages: Stage 1 has been completed, and in Stage 2, we are conducting two, 52-week pivotal Phase 3 trials, DIAMOND-1 and DIAMOND-2. We anticipate that each of these global Phase 3 trials will enroll between an estimated 350 and 400 subjects. The primary endpoint of these studies is the mean change from baseline in BCVA at 52 weeks. Key secondary endpoints include the mean change in macular thickness (“CST”), as assessed by spectral domain optical coherence tomography and the percentage of participants that exhibit ETDRS improvement of 15 letters or more from baseline. Key inclusion criteria are similar to those used in Stage 1 of the program. The Phase 3 clinical trial protocol was reviewed by the FDA during an End-of-Phase 2 meeting.

OCS-01 has the potential to expand the number of treated patients and prescribing physicians

OCS-01 was designed to address two sizeable treatment gaps among the DME patient population in early on-set and in severe segments. Furthermore, the delivery of the drug to the back of the eye and non-invasive self-administration are unique differentiators to currently available treatments. Addressing the two existing treatment gaps may allow for increased early disease intervention with expanded treatment of retinal edema due to reduced treatment burden and improved access to care. Success in demonstrating therapeutic efficacy to treat the earlier-stages of DME disease progression may promote the use of OCS-01, if approved, among those DME patients whose treatment is currently restricted to observation. We believe that this potential expansion of the patient base to include earlier-stage DME patients may also increase the number of prescribing physicians, with general ophthalmologists, not just retina specialists, more likely to engage in disease management. If approved, OCS-01 may also be used as a non-invasive complement to currently approved therapeutic regimens, including anti-VEGF medications, potentially extending or enhancing the clinical benefit of those treatments particularly among those patients with more advanced diseases whose condition have not responded adequately to the current standard of care protocol.

OCS-01 for ocular surgery patients

There were approximately 6.8 million cataract, glaucoma, refractive, and vitrectomy surgical procedures performed in 2021 in the United States. Inflammation and pain remain an expected consequence of ocular surgery. While steroids have proven to be an effective treatment, compliance and potency are major issues with topical steroids dosed several times per day.

An estimated 30.0% of the patients who undergo cataract surgery are at an elevated risk for CME. Clinically significant CME occurs in up to 5.8% of cataract surgeries. Similar to DME, CME involves an accumulation of excess fluid in the macula which distorts central vision. CME is the most significant cause of postoperative vision loss among patients who undergo ocular surgery. Although the specific causes of CME are not well understood, comorbidities including diabetes and uveitis, among other factors, are believed to be significant contributors to disease emergence. In addition to developing OCS-01 to treat DME, we are also developing OCS-01 to treat inflammation and pain following from ocular surgery and conducting a PoC investigator initiated study to assess its potential in CME treatment. Prior to OCS-01’s commercial launch, if approved, we anticipate a PoC trial of OCS-01 (IIT) as a potential treatment for CME to be completed.

Limitations of current therapies for inflammation and pain post ocular surgery and OCS-01’s differentiation

Inexpensive steroids such as prednisone are currently widely prescribed after ocular surgery; however, since they are not formulated to reach the retina, their therapeutic benefit in treating or preventing complications related to CME has not been established. An investigator initiated PoC trial is currently ongoing to explore further the potential of OCS-01 in treating edema in CME. We believe this potential benefit in CME, if supported by this study and validated by future studies, and if OCS-01 is approved, may enable us to achieve enhanced market access.

OCS-01 has produced clinical trial results which support its continued development as a potential treatment for inflammation and pain post ocular surgery

During 2023, we conducted the Phase 3 OPTIMIZE-1 trial, which enrolled 241 subjects in a placebo-controlled, multi-center clinical trial in 25 sites across the United States, to assess the safety and efficacy of OCS-01, dosed once daily for 14 days, as a treatment for inflammation and pain following cataract surgery. After screening for an anterior chamber cell count of grade 2 or higher, an indication of intraocular inflammation, eligible trial participants were randomized into one of two cohorts, an active drug cohort administered OCS-01 once daily, and a cohort which received vehicle beginning one day after surgery for 15 consecutive days followed by a one-week observation period. The primary endpoints of the trial were the absence of anterior chamber cells at Day 15 and the absence of pain at Day 4. The key secondary endpoints were the absence of anterior chamber cells at Day 4 and 8, and the absence of pain at Days 2, 8, and 15.

The trial met both its hierarchical primary efficacy endpoints, the absence of inflammation at Day 15 and the absence of pain at Day 4, with robust statistical significance. A single daily application of OCS-01 was shown to reduce anterior chamber cells at Day 15 to zero in 57.2% of trial participants (p<0.0001), compared to 24.0% of subjects in the cohort that received vehicle alone. The elimination of pain at Day 4 was observed among 75.5% of subjects who received once-daily dosing of OCS-01 (p<0.0001), as compared to 52.0% in the vehicle only cohort.

OCS-01 was also well tolerated with a favorable safety profile. Overall, a higher number of ocular treatment emergent adverse events (TEAEs) were reported for the vehicle group (n=84) compared with the OCS-01 once-daily group (n=37). There was no meaningful difference in intraocular pressure (IOP) between treatment groups with a mean change from baseline to Day 15 of -0.90 mmHg in both the OCS-01 group and the vehicle group.

In December 2023, we announced first patient first visit in the second Phase 3 OPTIMIZE-2 trial. Data from both pivotal phase 3 trials, OPTIMIZE-1 (completed in 2023) and OPTIMIZE-2, are intended to support our future NDA submission to the FDA. OPTIMIZE-2 is identical in design compared with OPTIMIZE-1 (multi-center, randomized, double-masked, vehicle-controlled Phase 3 trial) and is evaluating OCS-01 for the treatment of inflammation and pain following cataract surgery. Similar to the OPTIMIZE-1 trial, patients in the OPTIMIZE-2 trial are being treated with once-daily OCS-01 post-cataract surgery versus vehicle for 2 weeks. Primary endpoints are the absence of anterior chamber cells (inflammation) on Day 15 and absence of pain on Day 4. Topline data readout is expected in the fourth quarter of 2024.

OCS-02 (Licaminlimab)

Key Program Highlights:

•
Next-generation biologic in development as a potential treatment for moderate to severe DED and non-infectious anterior uveitis using single chain antibody fragment technology targeting TNFα.
•
The Phase 2b RELIEF trial was initiated in December 2023 evaluating the potential of OCS-02 (Licaminlimab), our innovative anti-TNFα biologic eye drop, for the treatment of signs and symptoms of moderate to severe DED.
•
Potential proprietary genetic biomarker may enable precision medicine guided treatment of patients with DED.
•
Total addressable U.S. DED patient population of approximately 10 million patients.

We are developing OCS-02 (Licaminlimab) as a next-generation biologic treatment for both DED, and as a treatment for non-infectious anterior uveitis. OCS-02 is differentiated by its use of a single chain antibody fragment formulation directed against the cytokine human TNFα to enable the topical delivery of an anti-TNFα construct at increased concentrations. The anti-inflammatory and anti-necrotic/anti-apoptotic properties of therapeutics inhibiting TNFα activity are well established with anti-TNF pharmaceuticals already approved as systemic treatments for ocular disease. While OCS-02 is intended to be developed for all comers with DED, we are advancing the development of OCS-02 in conjunction with the development of a potentially novel genetic biomarker intended to identify patients who may have a greater response to OCS-02 therapy and believe this precision medicine approach may allow the candidate to deliver superior outcomes in these patients if approved. Two Phase 2 clinical trials in patients with symptoms of DED were conducted (the first with the predecessor of OCS-02, and the second with OCS-02), as well one Phase 2 clinical trial in acute anterior uveitis. Topical ocular administration of OCS-02 demonstrated improvements in the global ocular discomfort score versus vehicle in patients with DED, and with reaching a pre-specified responder rate in patients with non-infectious anterior uveitis, as well as being well tolerated in all three studies. In February 2024, we completed enrollment of the Phase 2b RELIEF study evaluating OCS-02 as a treatment for moderate-to-severe DED, with topline results anticipated in the second quarter of 2024. We plan to commence a second Phase 2 trial for OCS-02 as a treatment for chronic anterior uveitis thereafter.

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

OCS-02 (Licaminlimab) for the treatment of DED

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

In 2024, the U.S. DED patient population is estimated to be approximately 39.3 million people and is expected to rise to 41.3 million patients by 2029. The market for prescription medications to treat DED is forecasted to increase to $7.3 billion in the G7 countries (the United States, France, Germany, Italy, Spain, UK and Japan) by 2029 from $3.9 billion in 2019. We estimate the segment of DED patients in the United States addressable by OCS-02 (patients with moderate or severe DED) to be approximately 10 million patients.

Limitations of current therapies and potential for OCS-02 (Licaminlimab) in DED

The DED patient population is significantly underpenetrated with only an estimated 13.0% of diagnosed U.S. patients expected to receive prescription treatments in 2024. The vast majority of patients who do receive treatment are treated with anti-inflammatory drugs, yet among treated patients only 13.0% feel that their chronic dry eye disease is well managed. Approved topical treatments for DED include Restasis®, Cequa® and Vevye®, which are formulations of cyclosporine. These drugs act only to increase tear production and are not indicated to reduce DED symptoms. Further limiting cyclosporine’s therapeutic utility is a delayed onset of action necessitating a two- to three-month steroid bridge, and a stinging sensation on application in some patients. Topical steroids, including Eysuvis®, are also often used to treat DED but are contraindicated for long-term use because of their side effects including glaucoma and cataracts. Furthermore, other treatments available for DED include Xiidra® and recently launched Tyrvaya® and Miebo®.

OCS-02’s differentiation as a potential treatment for DED

Given the central role of ocular inflammation in sustaining the pathology of DED and the utility of anti-TNFα as a highly effective anti-inflammatory agent, we believe the localized application of OCS-02 as an anti-TNFα therapeutic, if approved, may provide a differentiated DED treatment approach, which may effectively reduce ocular discomfort, avoid undesirable features of current therapies (such as stinging sensation, delayed onset of action, or steroid-related side effects), and provide benefit for many patients who do not receive lasting relief from current therapies.

We estimate the segment of DED patients in the United States addressable by OCS-02 (patients with moderate or severe DED) to be approximately 10 million patients.

OCS-02 has produced clinical trial results which support its continued development as a potential treatment for DED

Novartis, from whom we have obtained certain exclusive, worldwide rights to develop and commercialize OCS-02 through a December 19, 2018 licensing agreement (please see the section entitled “—Material Licenses, Partnerships and Collaborations” below), conducted a randomized, multi-center, double-masked, vehicle controlled Phase 2 clinical PoC trial designed to assess the safety and tolerability of OCS-02 and its efficacy in reducing DED symptoms. In the trial, patients were randomized on a 1:1 ratio into two cohorts. For a six-week period, the first trial cohort received a 60 mg/ml ophthalmic solution of OCS-02, while the second received vehicle. Participants in both cohorts self-administered one drop to each eye three times per day. The primary efficacy endpoint of the trial was improvement in the global ocular discomfort score as compared to vehicle. The global ocular discomfort score is a composite of discomfort frequency and severity as assessed by a visual analog scale using an electronic patient reported outcome. Improvement results in a reduction of the discomfort frequency or severity, or both, translating into a reduction of the resulting Global Ocular Discomfort Score as compared to baseline. A negative change from baseline indicates improvement. The secondary efficacy endpoint was an assessment of the number of patients that achieved more than 20 points improvement in the global ocular discomfort score. The data generated in this trial, consisting of 67 participants in the active group and 64 in the control group, are presented in the charts below.

OCS-02 generated statistically significant improvement in ocular discomfort as compared to vehicle.

The trial met both primary and secondary endpoints. As is noted in the left chart above, administration of OCS-02 resulted in a statistically significant 7.9 mean point reduction in the global ocular discomfort score from baseline to treatment day 29 as compared to a 3.6 point mean reduction among patients that received vehicle only. In addition, as is noted in the right chart above, OCS-02 generated an improvement in the global ocular discomfort score of greater than 20 points in 12 of the 67 patients, or 18.0% of total trial participants. A similar level of response was achieved in only 5.0%, or three of the 64, patients included in the vehicle control group. The results of exploratory endpoints, which included physician graded conjunctival hyperemia, corneal staining, Meibomian gland assessment and tear film osmolarity, were similar across treatment groups. OCS-02 demonstrated a statistically significant improvement in the global ocular discomfort score compared to vehicle in patients with severe DED. It was well tolerated, with no increase in IOP and minimal systemic drug exposure.

Proprietary genetic biomarker may enable a precision medicine approach to DED

We conducted an exploratory pharmacogenetic analysis focused on the genes relevant to the TNF pathway and Sjogren’s syndrome among those 12 out of 86 patients who had the CC genotype gene variance or SNP. Among the gene variants analyzed, a correlation between one variant (rs1800693 CC genotype, “CC genotype”) in the TNFR1 gene, and a greater response (p<0.0001) to OCS-02 was observed at Day 29. The below figure shows individual patient profiles by study days for change from baseline global ocular discomfort score for participants with the CC genotype.

Patients with this variant displayed a significant reduction in inflammatory factors, including interleukin 1 beta (IL1B), interleukin 8 (IL8) and TNFα. This correlation is evidenced in the messenger RNA (“mRNA”) expression profiles of TNFα presented in the charts below which compared expression levels of patients with the various gene variants at Days 29 and 43 after dosing with either active drug candidate or vehicle. It was represented in 12 of 86 patients (14.0%) analyzed for the primary efficacy endpoint in this study, similar to the 13.0% of patients in the U.S. study.

A specific gene variant may enable biomarker based treatment

We believe that further validation of this genetic biomarker may enable us to identify a specific high response patient population which may allow us to enrich clinical trial enrollment and enhance our ability to evaluate the efficacy of OCS-02 in this indication and subpopulation. We intend to further evaluate the utility of this biomarker during our ongoing Phase 2b RELIEF trial of OCS-02.

Phase 2b trial design

In light of the results generated by OCS-02 in its Phase 2 PoC trials, we have advanced OCS-02 into an estimated 120 subject Phase 2b RELIEF clinical trial to evaluate the safety and efficacy of OCS-02 in treating the signs and symptoms of DED. This trial is randomized, multi-center, double masked and vehicle-controlled. Following initial screening, trial participants are randomized on a 1:1 basis into either the treatment cohort or the vehicle cohort and receive OCS-02 60mg/mL or vehicle three times daily for six weeks, followed by a two week follow up period. The efficacy measures and endpoints of the trial include a significant improvement in signs of DED, such as total corneal fluorescein staining, the percentage of patients with a 10 mm or greater increase in Schirmer’s test, as well as symptoms of DED such as global ocular discomfort compared to vehicle. Biomarker analyses (from impression cytology samples), as well as genotyping of subjects, are additional endpoints of the trial. Topline results are anticipated in the second quarter of 2024.

OCS-02 (Licaminlimab) for the treatment of non-infectious anterior uveitis

In addition to its potential use as a therapeutic to treat DED, we are also evaluating OCS-02 (Licaminlimab) for use as a treatment option for patients with non-infectious anterior uveitis, including patients with chronic or recurrent non-infectious anterior uveitis who would benefit from a steroid-sparing option.

Uveitis is a condition characterized by the inflammation of the uveal tract but can also cause the inflammation of nearby tissues, such as the retina, the optic nerve, and the vitreous humor. Uveitis is caused by inflammatory responses inside the eye in response to an attack from the body’s own immune system, infection, or trauma and injury to the eye. Uveitis is closely associated with various systemic diseases, including autoimmune disorders, and infectious diseases. However, a significant proportion of uveitis is idiopathic, with no identifiable cause for the disease. It primarily affects people between 20 and 60 years of age but can present at any age. If left untreated, uveitis can cause complications including macular edema, retina scarring, glaucoma, cataracts, optic nerve damage, retinal detachment and permanent vision loss. Uveitis, which can affect one or both eyes, accounts for between 10.0% to 20.0% of all cases of blindness in the United States and Europe, and causes approximately 30,000 new cases of blindness each year in the United States alone.

Loss of vision is correlated with the severity, frequency and duration of inflammatory episodes. Accordingly, the objective of treatment is fast and complete suppression of inflammation. Uveitis is categorized as either anterior, intermediate or posterior uveitis depending on the location of inflammation, or as panuveitis if present in multiple locations. Anterior uveitis is the most prevalent form of the disease and is associated with visual impairment. We estimate that that approximately 51.0% of patients in the United States who are diagnosed with anterior uveitis experience chronic or recurrent disease.

We estimate OCS-02 to address a patient segment of 170,000 patients with chronic or recurrent, anterior, non-infectious uveitis in the United States for 2024.

Limitations with the standard of care to treat anterior uveitis

The standard of care for uveitis is corticosteroids, which are administered as topical, intravitreal, periocular or oral depending on the location and severity of the disease. Active non-infectious uveitis is treated with topical corticosteroids. While topical corticosteroids have demonstrated clinical efficacy, their use is associated with a number of adverse ocular and systemic events. Topical ocular corticosteroid use is estimated to cause an increase in IOP of more than 15 mmHg among 4.0% and 6.0% of the general population and an increase of between 6 and 15 mmHg in up to one-third of users after daily application for four to six weeks. Persistent elevation in IOP may result in glaucoma, characterized by visual field loss and optic nerve damage, or the formation of cataracts. Incidence of cataract worsening or formation is related to total topical dose and duration. Based on multi-year studies with ocular corticosteroid implants, we estimate that approximately 31.0 to 47.0% more patients developed or experienced worsening of cataracts compared to control arms (sham implants or standard of care).

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

OCS-02 Phase 2 clinical trial results support its continued development as a potential treatment for non-infectious anterior uveitis

Novartis also conducted a Phase 2 clinical PoC trial to evaluate the use of OCS-02 as a potential treatment for acute anterior uveitis (“AAU”). This trial was a randomized, multi-center, double-masked, active controlled evaluation to assess the safety, tolerability and efficacy of OCS-02 administered for up to 21 days in resolving ocular inflammation in the anterior chamber associated with AAU. A 60 mg/ml ophthalmic solution of OCS-02 was administered to trial participants in the OCS-02 cohort and topical dexamethasone administered to patients in the active-control cohort. Trial participants received a maximum of eight drops daily per treated eye for the first two weeks with dosing tapered for the following two-week period. Response to treatment was defined as a reduction from baseline of 2 or more anterior chamber cell grades.

35 patients completed the trial, with 25 patients in the OCS-02 cohort and 10 patients in the active control cohort. OCS-02 achieved the primary endpoint established for the trial, which was a responder rate in excess of 30.0%. Among the 25 participants that completed the trial and were treated with OCS-02, 14 patients, or 56.0%, demonstrated a response to OCS-02 treatment at Day 22, specified as the PoC treatment period for the trial. In the trial, OCS-02 was observed to be well tolerated. No increase in IOP related to OCS-02 was observed, and no systemic adverse safety signals were observed.

Planned Phase 2b trial evaluating OCS-02 as a treatment for non-infectious anterior uveitis

Given the encouraging results generated by OCS-02 in the Phase 2 clinical PoC trial, we intend to advance this clinical candidate into a Phase 2b trial for evaluation as a therapeutic for non-infectious chronic anterior uveitis with potential as a steroid-sparing alternative to the currently used drugs. Trial parameters to be incorporated into this clinical evaluation are in development. The commencement of this trial will follow after the Phase 2b DED trial.

OCS-05

Key Program Highlights:

•
Potentially transformative treatment paradigm as disease modifying, neuroprotective drug, if approved.
•
Evidence of clinical benefit in AON may support assessment as potential therapeutic for neuro-ophthalmic diseases such as glaucoma, geographic atrophy and diabetic retinopathy, among other indications.
•
Advancing candidate in an ongoing Phase 2 clinical PoC trial in France to evaluate its safety and to explore its use as a treatment for AON.
•
Phase 1 study performed in the UK showing OCS-05 was well-tolerated in 48 healthy volunteers.
•
Oculis to continue to work with FDA to obtain IND in the U.S.

In addition to development candidates intended to modulate inflammatory conditions associated with ocular disease pathologies, we are also advancing OCS-05, a small molecule in development as a potential disease modifying neuroprotective agent designed to address neurological damage to the optic nerve. We are initially developing OCS-05 as a potential therapeutic to treat AON. OCS-05 has been granted Orphan Drug Designation by both the FDA and the European Commission for this indication. OCS-05 has been studied in preclinical studies suggesting neuroprotective and remyelinating activity, as well as in a UK Phase 1 clinical trial (with 48 healthy volunteers) in which OCS-05 was well tolerated and showed pharmacokinetics (“PK”) with good correlation with its pre-clinical animal studies. We are currently studying OCS-05 in a PoC trial in AON in France, for which we anticipate topline data readout in the fourth quarter of 2024. Should the clinical results of our AON trials prove sufficiently compelling, we intend to evaluate OCS-05 to treat other more pervasive neurological pathologies of the eye such as geographic atrophy, neurotrophic keratitis and glaucoma. We obtained an exclusive license, worldwide to develop OCS-05 through a licensing agreement we entered into with Accure Therapeutics SL (“Accure”), dated as of January 29, 2022 (Please see the section entitled “—Material Licenses, Partnerships and Collaborations” below).

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

OCS-05 was placed on a clinical hold by the FDA in 2016

Accure had conducted a limited set of animal regulatory toxicology studies in 2016 and submitted them to the FDA in an IND requesting the initiation of human testing. Upon review, the FDA found the data insufficient and asked for more animal toxicology data to be generated prior to human studies, thereby placing OCS-05 on the regulatory status of “clinical hold” pending the availability of the requested data. In response, Accure chose to withdraw the IND in 2017, rather than invest in further toxicology studies to address the FDA’s request, and pursue the development in the UK and France. Upon our license of OCS-05 from Accure in 2022, we reinstated the IND and are currently working on activities to enable a clinical trial under the IND in the U.S., including the necessary toxicology studies. Other health authorities where clinical studies have been proposed, including the UK and France, have authorized the initiation of clinical studies of selected doses and reinforced safety measures as in our European Phase 1 trial in AON.

OCS-05 for the treatment of acute optic neuritis

AON is an inflammation of the optic nerve that can cause the death of neurons, leading to vision impairment. A variety of infectious diseases, immune disorders, demyelinating disorders, non-inflammatory systemic disease or trauma can cause AON. AON is commonly associated with multiple sclerosis (“MS”) and shares similar physiopathology. AON is the presenting symptom of MS in 15.0-20.0% of patients and will impact over 50.0-65.0% of patients with MS at some time during their lifetime. However, the causes of AON are not always clear, as it can also arise in patients without MS.

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

No therapeutic is currently approved that preserves vision and ganglion/retinal nerve integrity after an acute episode of AON. Medication intended to treat the inflammation and related symptoms can be administered just after AON onset and patients often receive high doses of corticosteroids for a few days to alleviate disabling vision-related symptoms caused by the inflammation. Corticosteroids have become the current standard of care, as the therapy acts to shorten the attack and accelerate recovery of acute visual symptoms. However, vision loss persists in 10.0% to 20.0% of patients despite administration of IOP lowering therapy. We believe a neuroprotective therapeutic, such as OCS-05, if approved, could prevent long term axonal loss may promote enhanced clinical outcomes.

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

OCS-05 was well tolerated in a trial involving healthy volunteers

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

We are investigating OCS-05 as a treatment for AON in a First-in-Patient clinical trial

The results of prior clinical and preclinical trials of OCS-05 in promoting disease modifying effects, together with the safety and PK profile observed in this first-in-human clinical trial enabled us to advance the compound into a First-in-Patient clinical PoC trial. The Acute OptiC NeUrITis of DemYelinating Origin (“ACUITY”) trial, a randomized, double-masked, placebo controlled, multiple center trial, is a First-in-Patient trial enrolling patients diagnosed with AON within ten days of acute disease episode onset. The objective of this study is to assess the safety and tolerability of OCS-05 along with initial signs of efficacy. In addition to the trial’s primary safety endpoint, a key secondary endpoint will be the effect of OCS-05 on retinal layer thickness and other visual parameters in the affected eye. The study is currently being conducted in France under French regulatory guidance and we are anticipating topline data readout in the fourth quarter of 2024.

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

In 2016, the OCS-05 development program was placed on clinical hold by the FDA related to the absence of no observed adverse effects levels (“NOAEL”), in prior preclinical studies conducted by the sponsor at that time. After we licensed the asset from Accure, our strategy has included plans to work with a CRO to complete the additional studies required to establish NOAEL, in order to enable our submission of an IND application with the FDA.

We are planning to investigate OCS-05’s potential as a treatment for Neurotrophic Keratitis and should the outcome of the AON trial be positive, we will also evaluate the potential as a treatment for neuro-ophthalmology diseases such as Glaucoma

Preclinical studies of OCS-05 in a model of glaucoma in Sprague rats showed results which support its potential to be developed as a treatment for glaucoma. In these two experiments, high intraocular pressure was induced in rats by injecting hypertonic saline solution into the episcleral vein of one eye of each rat, and then the rats were treated for six weeks. In one experiment, rats in the active group were treated with OCS-05 as an eye drop twice daily for six weeks, rats in the positive control group received nerve growth factor (“NGF”), and rats in the control group received placebo of saline 5.0% dimethyl sulfoxide (“DMSO”). In the other experiment, rats in the active group were treated with OCS-05 as an intravitreal injection once every two weeks, for six weeks, and rats in the control group received placebo of saline 5.0% DMSO. Retinal ganglion cells (“RGCs”) count was measured via haematoxylin and eosin stain (“H & E”) histological quantification, and IOP was also measured.

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

Additionally, we also plan to further study OCS-05 for its potential to enter clinical development as a treatment for neurotrophic keratitis (“NK”). NK is a rare eye disorder which results from damage or loss of function of nerves which innervate the cornea, which can lead to corneal perforation, corneal scarring, corneal melting, loss of vision, or loss of the eye. In 2018, the FDA approved the NGF drug cenergermin (“Oxervate”) to treat NK. However, Oxervate may be cost prohibitive for patients and payors, as ASCRS Eyeworld estimated in 2020 that Oxervate costs approximately $11,000 per week for an 8-week treatment course for NK.

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

Additional Development Initiatives

In addition to our six clinical development programs involving OCS-01, OCS-02 (Licaminlimab) and OCS-05, we also are engaged in a number of earlier preclinical development initiatives, including the evaluation of OCS-03 as a possible treatment for corneal neovascularization, a common disorder caused by the aberrant development of new blood vessels into the cornea and pterygium, a pink colored growth that originates in the conjunctiva. We are also assessing the preclinical candidate OCS-04, an innovative topical ophthalmic formulation project, preliminarily intended for corneal graft rejection prevention and possibly other inflammatory related conditions targeting the ocular surface.

Material Licenses, Partnerships and Collaborations

License Agreement with Novartis for OCS-02 (Licaminlimab)

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

We made an upfront payment to Alcon of CHF 4.7 million ($4.7 million at the exchange rate at the time of payment) in cash and issued 401,709 ordinary shares (recast using the Exchange Ratio to reflect the impact of the BCA) for the residual between the fair value and the upfront payment. This was accounted for as a share-based payment transaction under IFRS 2. We originally entered into the Novartis Agreement with Alcon Research, Ltd. (“Alcon”), which subsequently assigned its rights and obligations under the Novartis Agreement to Novartis in connection with Alcon's spin-off from Novartis. As of December 31, 2023, we were obligated to pay Novartis additional up to CHF 81.6 million ($97.0 million at the December 31, 2023 exchange rate) in the aggregate upon the achievement of certain development, regulatory, sales and other milestones and tiered royalties ranging from a mid-single digit to a mid-teen percentage on net sales. In consideration for the exclusive sublicense from Novartis under certain third-party intellectual property rights, we are obligated to pay a low-single digit royalty on our net sales of the licensed product, however, such payments will be deducted from royalties payable to Novartis. Our royalty payment obligations are subject to certain reductions and expire with respect to any licensed product on a country-by-country basis upon the later of (a) the expiration of the last to expire valid claim of any licensed patent covering any such licensed product in such country; (b) the expiration of the period of data exclusivity in any country worldwide; or (c) twelve (12) years after first commercial sale of such licensed product in such country (“Royalty Term”).

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

As of December 31, 2023, we have paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of approximately CHF 0.5 million. As of December 31, 2023, we were obligated to pay Accure (a) up to CHF 94.3 million ($112.1 million at the December 31, 2023 exchange rate) in the aggregate upon the achievement of certain development, regulatory and sales milestones; (b) tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales of licensed products; and (c) a percentage in the high teens on sublicensing revenues received any time after 36 months from the agreement effective date, and a higher percentage on sublicensing revenues received prior to such date, in all cases subject, in the case of this clause (c), to reduction for any amounts that were previously paid or are concurrently or later paid by us to Accure pursuant to our milestone payment obligations. Our royalty payment obligations are subject to certain reductions and expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of any licensed patent covering such licensed product in such country; (ii) the expiration of such licensed product’s Orphan Drug status, if any, in such country; or (iii) ten (10) years following the date of first commercial sale of such licensed product in such country (the “Payment Period”). Under the Accure Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for a licensed product in major countries of the territory as defined in the Accure Agreement.

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

Manufacturing Strategy

We oversee and manage third-party contract manufacturing organizations (“CMOs”), to support the development and manufacture of product candidates for our clinical trials, and, if any product candidates receive marketing approval, we expect to rely on such manufacturers to meet commercial demand. We expect this strategy will enable us to maintain a more efficient operating and cost infrastructure, avoiding dependence on our own manufacturing facility and equipment, while simultaneously enabling us to focus our expertise on the clinical development and future commercialization of our products, if approved. Currently, we rely on and have agreements with third-party contract manufacturers for developing and manufacturing API/drug substance/drug product for OCS-01, OCS-02 (Licaminlimab) and OCS-05, and we expect to enter into commercial supply agreements with such manufacturers prior to any potential approval. We continue to develop and improve the manufacturing processes for OCS-02 and OCS-05 and to address the requirements in these highly regulated markets. Improvement of manufacturing processes may involve transferring the development and manufacturing to another CMO, taking into account technical, quality and economic aspects.

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

Several large pharmaceutical and biopharmaceutical companies that have commercialized, or are developing treatments for ocular diseases, compete with us. Companies that compete with us directly on the level of the development of product candidates targeting DME include Abbvie, Alimera Sciences, Bayer, Novartis, Regeneron and Roche, among others. Companies that have commercialized or are developing drug candidates to treat inflammation and pain associated with ocular surgery include Abbvie, Alcon, Bausch + Lomb and Teva Pharmaceuticals, among others; companies that compete with us in the area of DED include Abbvie, Alcon, Bausch + Lomb, Viatris and Sun Pharmaceuticals, among others. Companies engaged in the commercialization or development of therapeutics to treat uveitis include Abbvie and Bausch + Lomb, among others. We are also aware of an eye drop product candidate in clinical development by OcuTerra Therapeutics for the treatment of diabetic retinopathy and DME, an indication related to that for which we are developing OCS-01.

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

As of December 31, 2023 and currently, we own and exclusively in-licensed a patent portfolio that included 11 issued U.S. patents, five issued European patents validated in multiple jurisdictions, and 56 issued patents in other foreign jurisdictions, as well as twelve pending non-provisional U.S. patent applications, and 65 foreign pending patent applications, including eight pending European patent applications, and four pending Patent Cooperation Treaty ("PCT") applications related to our different product candidates, namely, OCS-01, OCS-02 (Licaminlimab), OCS-03, OCS-04 and OCS-05.

OCS-01

Regarding our OCS-01 product candidate, as of December 31, 2023 and currently, we own a patent family that consisted of three issued U.S. patents and one granted European patent validated in 12 jurisdictions (Belgium, France, Germany, Great Britain, Iceland, Ireland, Italy, the Netherlands, Poland, Spain, Switzerland, Turkey) with claims covering the composition including dexamethasone. These patents will expire in 2026, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2023 and currently, we own a second patent family that consisted of two issued U.S. patents, two pending non-provisional U.S. patent applications, one granted European patent validated in 41 jurisdictions (Albania, Austria, Belgium, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Germany, Great Britain, Greece, Finland, France, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Republic of Moldova, Monaco, Montenegro, Morocco, the Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey), sixteen issued patents in other foreign jurisdictions (Australia, China, Colombia, Eurasia, India, Japan, Mexico, South Africa (two patents),Taiwan (two patents), Ukraine, Hong Kong, Singapore, South Korea, Chili) and 14 pending foreign patent applications, including one pending European patent application, with claims covering the composition of matter of OCS-01. Patents (including any patents that issue from such patent applications) in this family will expire in 2037, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2023 and currently, we also own a patent family that consisted of six U.S. non-provisional patent applications and 21 additional foreign patent applications in other jurisdictions, including one European patent application, directed to specific formulations of OCS-01 and methods for stabilizing the composition for use as an eye drop. Patents, if issued from patent applications in this family, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

OCS-02 (Licaminlimab)

Regarding our OCS-02 (Licaminlimab) product candidate, as of December 31, 2023, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, one patent family that consisted of three issued U.S. patents and two granted European patents validated in 36 jurisdictions (Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Monaco, the Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey) and six jurisdictions (France, Germany, Great Britain, Italy, Spain, Switzerland), respectively, 22 issued patents in other foreign jurisdictions (Argentina, Australia, Brazil, Canada, Chile (two patents), China (two patents), India, Hong-Kong (two patents), GCC, Japan (two patents), Republic of Korea, Mexico (two patents), Philippines, Russia, South Africa, Taiwan, Ukraine) and two patent applications pending in other foreign jurisdictions, with claims covering composition of matter of OCS-02 or methods of use. Patents (including any patents that issue from such patent applications) will expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

In addition, as of December 31, 2023, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, one patent family directed on a biomarker for patient selection, that consists of one pending European and one U.S. patent application and four patent applications pending in Canada, China, Japan (two patent applications). Patents (including any patents that issue from such patent applications) will expire in 2037, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

In addition, as of December 31, 2023, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, six additional patent families covering composition of matter of OCS-02 or methods of use, which (including any patents that issue from patent applications in these families) will expire between 2023 and 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Under the terms of the Novartis Agreement, Novartis is responsible for the prosecution and maintenance of these six patent families.

OCS-03

As of December 31, 2023 and currently, we own a patent family that consists of one pending U.S. non provisional application and one pending European application as well as one pending Taiwanese application, with claims covering composition of matter of OCS-03 and its use. Patents (including any patents that issue from patent application) will expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

OCS-04

As of December 31, 2023 and currently, we own one pending PCT application as well as pending applications in Argentina and Taiwan, with claims covering composition of matter of OCS-04 and manufacturing processes. In order for any future patent applications to claim the benefit of such PCT application, they must be filed not later than 30 or 31 months (depending on the jurisdiction) after the earliest priority date of such PCT application. Patents, if issued from the patent applications claiming the benefit of such priority application, if issued, will expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

OCS-05

Regarding our OCS-05 product candidate, as of December 31, 2023, we exclusively licensed from Accure under the Accure Agreement a patent family that consisted of three issued U.S. patents and one granted European patent validated in 24 jurisdictions (Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Great Britain, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Slovenia, Spain, Sweden, Switzerland, Turkey), as well as 10 issued patents (Australia, Brazil, Canada, China, India, Israel, Japan, Republic of Korea, Mexico, Russia) in other foreign jurisdictions, with claims covering composition of matter of OCS-05. These patents (including any patents that issue from such patent applications) will expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2023, we also exclusively licensed from Accure under the Accure Agreement a patent family that consisted of one pending non-provisional U.S. patent application and 15 pending foreign patent applications, including one pending European patent application, directed to the method of use of the composition of OCS-05 in combination with active compounds. Patents, if issued from such patent applications, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2023, we also exclusively licensed from Accure under the Accure Agreement a patent family consisting of one pending non-provisional U.S. patent application and six pending foreign patent applications, including one pending European patent application, with claims directed to specific dosage regimen for administering the active pharmaceutical ingredient of OCS-05. Patents, if issued from such patent applications, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2023 and currently, we also own a priority European patent application with claims covering a manufacturing process of OCS-05 and OCS-05’s intermediate synthesis products. In order for any future patent applications to claim the benefit of such priority application, such future patent application must be filed no later than 12 months after the filing date of such priority application. Patents, if issued from the patent applications claiming the benefit of such priority application, will expire in 2042 or 2043, assuming a filing within the 12-month priority period, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

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

We file U.S. non-provisional applications and PCT applications that claim the benefit of the priority date of earlier filed priority applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application, and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application is not issued as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications. At the end of the period of two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Office. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.

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

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. As of December 31, 2023, we owned four registered U.S. trademarks (three of which being fractions of international registrations), four international trademark registrations (either granted or still under examination in several countries), 11 registered foreign trademarks as well as two pending foreign trademark applications. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions. For more information regarding the risks related to our intellectual property, please see the section entitled “Risk Factors—Risks Related to Intellectual Property.”

When available to expand market exclusivity, our strategy is to obtain, or license additional intellectual property or proprietary rights related to current or contemplated development platforms, core elements of technology and/or clinical candidates.

Government Regulation

Government authorities in the United States at the federal state and local level, and other countries extensively regulate, among other things, the research, development, nonclinical and clinical testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, and export and import of products such as those we are developing. Generally, before a new drug or biologic can be marketed, considerable data must be generated, which demonstrate the product’s quality, safety, and efficacy. Such data must then be organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

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

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the application with a Risk Evaluation and Mitigation Strategy ("REMS") to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use. It could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may offer conditional approval subject to, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

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

FDA Approval and Regulation of Companion Diagnostics

A therapeutic product may rely upon an in vitro companion diagnostic for use in selecting the patients that will be more likely to respond to that therapy. If the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic device is not approved or cleared for that indication. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of in vitro companion diagnostics in conjunction with the review of our therapeutic product candidate OCS-02 (Licaminlimab) will, therefore, likely involve coordination of review by the FDA’s Center for Biologics Evaluation and Research and the FDA’s Center for Devices and Radiological Health.

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

Pathways to Obtain a Marketing Authorization in the EU

In the European Economic Area (“EEA”), which consists of the 27 Member States of the European Union, as well as Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after a related marketing authorization has been granted. A company may submit a marketing authorization application (“MAA”) on the basis of the centralized, decentralized or mutual recognition procedure. Under the centralized procedure, MAAs are submitted to the EMA for scientific review by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”). The CHMP issues an opinion concerning whether the quality, safety and efficacy of the product has been demonstrated. The opinion is considered by the European Commission which is responsible for granting a centralized marketing authorization in the form of a binding European Commission decision. If the application is approved, the European Commission C grants a single marketing authorization that is valid throughout the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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

The collection and use of personal health data in the EEA is governed by the General Data Protection Regulation ((EU) 2016/679), (“GDPR”), which became effective May 25, 2018. The GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EU or the monitoring of the behavior of data subjects in the EU. The GDPR enhances data protection obligations for controllers and processors of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for high-risk processing, limitations on retention of personal data and mandatory data breach notification and privacy by design requirements, and creates direct obligations on service providers acting as data processors. The GDPR also imposes strict rules on the transfer of personal data out of the EEA to countries that do not ensure the same level of protection, such as the United States. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA countries may result in fines up to 20 million Euros or 4.0% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to claim compensation for damages resulting from infringement of the GDPR.

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

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. By way of example, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; it required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs; it implemented a new methodology under which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; it expanded the eligibility criteria for Medicaid programs; it created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and it established a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services ("CMS"), to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Since January 2017, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have passed. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025 and eliminates the “donut hole” under the Medicare Part D program beginning in 2025, by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges or additional health reform measures of the Biden administration will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2.0% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect until 2031 with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2021, unless additional congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1.0% in 2022 to up to 4.0% in the final fiscal year of this sequester. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

C. Organizational Structure

Upon consummation of the Business Combination on March 2, 2023, Merger Sub 1 merged with and into EBAC, with EBAC as the surviving company of the First Merger, and EBAC merged with and into Merger Sub 2, with Merger Sub 2 as the surviving company of the Second Merger and wholly owned subsidiary of the Company. During the third quarter of 2023, the Company gave effect in its financial statements to the impending dissolution of Merger Sub 2, which will be completed in April 2024. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations GmbH (“Oculis Operations”), and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis Holding AG. The following diagram illustrates our corporate structure as of December 31, 2023.

D. Property, Plants and Equipment

We currently lease approximately 8,800 square feet of facilities for our operations, including 4,300 square feet of laboratory and office space in Iceland, with main activities of research, business and clinical development, 2,740 square feet of office space in Switzerland, with main activities of business and clinical development and 1,725 square feet of office space in the United States, with main activities being general and administrative in nature.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021, as well a comparison of the year ended December 31, 2022 against the year ended December 31, 2021, has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 28, 2023 under Item 5. “Operating and Financial Review and Prospects”.

All amounts discussed are in Swiss francs, unless otherwise indicated.

Company Overview

We are a late clinical-stage biopharmaceutical company, based in Switzerland, with substantial expertise in therapeutics used to treat ocular diseases, engaged in the development of innovative drug candidates which embrace the potential to address large unmet medical needs for many eye-related conditions. Our focus is on advancing therapeutic candidates intended to treat significant and prevalent ophthalmic diseases which result in vision loss, blindness or reduced quality of life. Our mission is to improve the health and quality of life of patients around the world by developing medicines that save sight and improve eye care for patients. To realize this mission, we intend to become a global leader in ocular therapeutics.

Our pipeline currently includes three clinical-stage therapeutic candidates: OCS-01, OCS-02 (Licaminlimab) and OCS-05. Our lead product candidate, OCS-01, is currently being evaluated in two ongoing Phase 3 clinical programs: as a treatment for DME and as a once-daily topical for the treatment of inflammation and pain following cataract surgery. Our second product candidate is OCS-02, currently being evaluated in a Phase 2b clinical trial to assess its potential as a topical anti-TNFα treatment for DED and the potential use of a particular genotype to predict treatment response, which could be considered as a biomarker in a precision medicine approach. A second clinical trial for OCS-02, designed to evaluate its use as a potential treatment for non-infectious anterior uveitis, is expected to follow thereafter. Our third product candidate is OCS-05, a potential disease modifying neuroprotective agent against neurological damage with potential application in multiple indications, including glaucoma, dry AMD and DR. We are conducting a Phase 2 PoC trial evaluating OCS-05 as a potential treatment for AON for which there is currently no approved therapeutic treatment.

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. The National Eye Institute, a part of the U.S. National Institutes of Health, estimates that in the United States, blindness or significant visual impairment impacts approximately seven million people, including those with vision loss resulting from retinal diseases such as DME, macular degeneration, DR, and retinal vein occlusion (“RVO”); disorders caused by swelling and inflammation such as DED, corneal keratitis and uveitis; and glaucoma, among other disease states. It is estimated that the global spending for ophthalmology therapeutics will reach $33 billion in 2027, according to an industry source.

To date, we have primarily financed our operations through the proceeds from share issuances and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we have a product candidate approved for commercialization, and we begin to generate revenue and royalties from product sales. We have also incurred significant operating losses. We incurred net losses of CHF 88.8 million for the year ended December 31, 2023, and an accumulated losses balance of CHF 199.8 million as of December 31, 2023.

Factors Affecting Our Performance

Business Environment

The biopharmaceutical industry is extremely competitive. We are subject to risks and uncertainties common to any clinical-stage biopharmaceutical company. These risks include, but are not limited to, the introduction of new products, therapies, standards of care or technological innovations, our ability to obtain, maintain, protect and enforce our licensed technology, data and other intellectual property and proprietary rights and compliance with extensive government regulation and oversight. Please see the section entitled “Risk Factors” for more information. We are also dependent upon the services of key personnel, including our Chief Executive Officer, executive team and other highly skilled employees. Demand for experienced personnel in the pharmaceutical and biotechnology industries is high and competition for talent is intense.

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

Business combination with European Biotech Acquisition Corp ("EBAC")

On March 2, 2023, we consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement ("BCA") between Legacy Oculis and EBAC dated as of October 17, 2022. We received gross proceeds of CHF 97.6 million or $103.7 million comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (“PIPE”) investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into our Ordinary Shares. In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol "OCS" for its ordinary shares and “OCSAW” for its public warrants.

Under the terms of the BCA, EBAC formed four new legal entities (i) Oculis, (ii) Oculis Merger Sub I Company ("Merger Sub 1"), (iii) Merger Sub 2, and (iv) Oculis Operations. After two consecutive mergers between Merger Sub 1 and EBAC, and EBAC and Merger Sub 2, EBAC and Merger Sub 1 ceased to exist and Merger Sub 2 was the surviving company. During the third quarter of 2023, we gave effect in our financial statements to the impending dissolution of Merger Sub 2, which will be completed in April 2024. As a result, the cumulative translation adjustments related to Merger Sub 2 previously reported as equity and recognized in other comprehensive income, were reclassified from equity to the Consolidated Statement of Loss for the year ended December 31, 2023. The resulting foreign exchange impact of such reclassification amounted to CHF 5.0 million for the year ended December 31, 2023.

As a result of the BCA and as of the acquisition closing date on March 2, 2023:

•
Each issued and outstanding share of EBAC Class A ordinary shares (including those held by the PIPE investors) and share of EBAC class B ordinary shares were converted into one Ordinary Share of Oculis.
•
Each issued and outstanding EBAC public warrant and EBAC private placement warrant ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to Ordinary Shares on substantially the same terms.
•
Each issued and outstanding ordinary share and preferred share of Legacy Oculis before the closing of the Business Combination were converted into ordinary shares of Oculis at the then effective exchange ratios determined in accordance with the BCA and giving effect to the accumulated preferred dividends.
•
Oculis assumed the CLAs and the investors exercised their conversion rights in exchange for ordinary shares of Oculis at CHF 9.42 or $10.00 per ordinary share, on the same terms as the PIPE investors.
•
All outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the effective exchange ratio with all other terms remaining unchanged.
•
The redemption of 11,505,684 shares of EBAC Class A ordinary shares resulted in a reduction of CHF 110.7 million or $117.5 million in cash and cash equivalents in the EBAC trust prior to the consummation of the transactions at a redemption price of approximately CHF 9.62 or $10.21 per share. The proceeds from non-redeemed shareholders amounted to CHF 12.0 million or $12.8 million.
•
The EBAC sponsor forfeited 727,096 shares of EBAC Class B ordinary shares upon signing the BCA and an additional 795,316 shares of EBAC Class B ordinary shares as a result of the level of redemptions by EBAC public shareholders. The fair value of the total forfeited shares as of the acquisition closing date of March 2, 2023 was CHF 16.0 million.

PIPE and CLA Financing

In connection with the BCA, EBAC entered into subscription agreements with the PIPE investors for an aggregate of 7,118,891 shares of EBAC Class A ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 67.1 million or $71.2 million.

In connection with the BCA, Legacy Oculis and the investor parties thereto entered into CLAs pursuant to which the investor lenders granted Legacy Oculis a right to receive an interest free convertible loan with certain conversion rights with substantially the same terms as the PIPE investors. Following the mergers, we assumed the CLAs and the lenders exercised their conversion rights in exchange for 1,967,000 ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 18.5 million or $19.7 million.

Together, the PIPE and CLA financing resulted in aggregate gross cash proceeds of CHF 85.6 million or $90.9 million to Oculis in exchange for 9,085,891 ordinary shares.

Merger and listing expense

The Business Combination is accounted for as a capital re-organization. As EBAC does not meet the definition of a business in accordance with IFRS 3 Business Combinations, the BCA is accounted for within the scope of IFRS 2 Share-based Payment.

The Business Combination is treated as the equivalent of the Company issuing shares for the net assets of EBAC as of the acquisition closing date, accompanied by a recapitalization. The net assets of EBAC are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of CHF 10.54 or $11.19 per share (price of EBAC ordinary share at the closing date) over the fair value of EBAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares.

This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense”. The expense is non-recurring in nature and represents a share-based payment made in exchange for a listing service and does not lead to any cash outflows.

	Per share value (in CHF as of March 2, 2023)	Shares	March 2, 2023 (in CHF thousands)
Fair value of equity consideration issued by the Company
EBAC public shareholders	10.54	12,754,784	134,435
EBAC sponsor class B	10.54	3,188,696	33,609
EBAC sponsor class A	10.54	455,096	4,797
Redemptions of EBAC public shareholders	10.54	(11,431,606)	(120,489)
Sponsors shares forfeiture	10.54	(1,596,490)	(16,827)
Total consideration transferred		3,370,480	35,525
Less net assets of EBAC			(662)
Merger and listing expense			34,863

March 2, 2023
(in CHF thousands)
Net assets of EBAC
Cash and cash equivalents	11,547
Public & private warrants	(2,136)
Deferred underwriting fee	(3,108)
Accrued transaction costs	(4,400)
Others	(1,241)
Net assets of EBAC	662

Capitalization

The following summarizes the actual ordinary shares issued and outstanding and the ownership interests of Oculis immediately after the Business Combination:

	Shares	%
Issuance of ordinary shares to Legacy Oculis shareholders in connection with BCA (1)	20,277,002	61.9%
Issuance of ordinary shares in connection with closing of the PIPE financing	7,118,891	21.7%
Issuance of ordinary shares under CLA	1,967,000	6.0%
Ordinary shares owned by sponsors	2,047,302	6.3%
Ordinary shares owned by EBAC public shareholders	1,323,178	4.1%
Total (2)	32,733,373	100.0%

(1) As a result of the BCA, Oculis issued 20,277,002 ordinary shares to Legacy Oculis shareholders in exchange for:

•
3,306,771 Legacy Oculis ordinary shares at the exchange ratio of 1.1432 (the “Exchange Ratio”), after cancellation of 100,000 Legacy Oculis treasury shares.
•
12,712,863 Legacy Oculis preferred shares outstanding immediately prior to the acquisition closing date exchanged at various exchange ratios determined in accordance with the terms of the BCA – see below.

(2) In addition to the shares already issued, the following contingently issuable shares were granted: 3,793,995 earnout shares, 369,737 earnout options, 1,762,949 shares of outstanding conversion options, 4,251,595 public warrants and 151,699 private warrants. The earnout shares are contingently forfeitable if the price targets are not achieved during the earnout period.

	Legacy Oculis shares outstanding prior to the Business Combination	Exchange ratios	Oculis ordinary shares issued to Legacy Oculis shareholders upon closing of Business Combination
Ordinary shares	3,406,771
Treasury shares cancelled	(100,000)
Ordinary shares after cancellation of treasury shares	3,306,771	1.1432	3,780,399
Preferred shares:
Series A	1,623,793	1.1432	1,856,370
Series B1	2,486,188	1.4154	3,518,922
Series B2 T1	1,675,474	1.3900	2,328,872
Series B2 T2	426,378	1.3310	567,508
Series B2 T3	603,472	1.3142	793,082
Series C T1	5,337,777	1.2658	6,756,580
Series C T2	362,036	1.2205	441,854
Series C T3	197,745	1.1804	233,415
Total preferred shares	12,712,863	1.2976	16,496,603

Total	16,019,634		20,277,002

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition closing share price targets of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, during the earnout period.

Public offering of ordinary shares

On May 31, 2023, we entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5, 2023, closed the issuance and sale in a public offering of 3,500,000 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 36.6 million or $40.3 million before deducting underwriting discounts, commissions and offering expenses.

In addition, we granted the underwriters an option to purchase additional ordinary shares which was partially exercised on June 13, 2023 for 154,234 ordinary shares and resulted in gross proceeds of CHF 1.6 million or $1.7 million before deducting underwriting discounts, commissions and offering expenses. After giving issuance to these additional shares, we sold a total of 3,654,234 ordinary shares in the offering for aggregate gross proceeds of CHF 38.2 million or $42.0 million, before deducting underwriting discounts, commissions and offering expenses. The unexercised portion of the underwriters’ options to purchase additional shares expired on June 30, 2023.

We intend to use the net proceeds from this offering, together with its existing resources, to advance our development programs, in particular Diabetic Macular Edema and for other ophthalmic indications, and for working capital and general corporate purposes.

Licensing agreement with Accure Therapeutics

Since our inception, we have entered into strategic collaboration agreements with a range of partners covering a number of our product candidates in our strategy to diversify our product portfolio and become a global ophthalmology company.

On January 29, 2022, Legacy Oculis entered into a License Agreement with Accure for the exclusive global licensing of its OCS-05 technology. Under this agreement, Oculis licensed a small molecule in development as a potential disease modifying neuroprotective agent designed to address neurological damage to the optic nerve.

As of December 31, 2023, we have paid the full contractual non-refundable upfront fee and reimbursed costs of CHF 3.5 million increasing our licenses intangible asset up to CHF 12.2 million as of December 31, 2023. We have not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, we will be obligated to pay up to CHF 94.3 million ($112.1 million ). In case of a commercialization, sublicense revenues will be subject to further royalty payments.

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

Operating Expenses

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates and programs. We expense research and development costs and the cost of acquired intangible assets used in research and development activities as incurred. Research and development expenditures are capitalized only if they meet the recognition criteria of IAS 38 (“Intangible Assets”) and in such cases are amortized over the useful economic life on a straight-line basis. These expenses include:

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

Prior to 2023, we did not track our total research and development costs by project category, primarily because our clinical development costs may vary significantly based on factors such as:

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

Beginning in 2022 and continuing in 2023, we incurred increased accounting, audit, legal and other professional services costs associated with the Business Combination and the associated transition from a private company to a public company. We anticipate that our general and administrative expenses will continue to increase in the future in relation with costs associated with being a public company such as increased costs for fees to members of the board of directors, increased employee-related expenses, increased director and officer insurance premiums, audit and legal fees, investor relations fees and expenses for compliance with public company reporting requirements under the Exchange Act and Nasdaq rules.

Finance income and Finance expense

Finance income consists primarily of interest income earned from our short-term financial assets.

Prior to March 2023, Finance expense consisted primarily of accrued interest costs associated with the preferred dividend payment of 6.0% to the holders of Legacy Oculis preferred Series B and C shares. The preferred Series B and C shares are classified as liabilities under IAS 32 and the associated accrued dividend is recognized as interest expense. All preferred shares were converted into ordinary shares upon consummation of the Business Combination on March 2, 2023.

Fair value adjustment on warrant liabilities

Fair value adjustment on warrant liabilities reflects the changes in fair value of our warrant instruments. The fair value is dependent on the change in the underlying market price of the warrants and the number of outstanding warrants at the reporting date. The market price of the warrants is in general directly correlated with the market price of our ordinary shares. Assuming the number of outstanding warrants remains constant, we would expect a fair value loss due to an increase in the market price of the warrants, and a fair value gain due to a decrease in the market price of the warrants.

Foreign currency exchange gain (loss)

Foreign currency exchange gains and losses consisted of currency exchange differences that arise from transaction denominated in currencies other than Swiss Francs.

Income tax expense

We are subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Zug, and Commune of Zug, as well as in the Canton of Vaud, and Commune of Ecublens, near Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular the United States, France, China and Iceland where our wholly owned subsidiaries are incorporated.

We are entitled, under Swiss laws, to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes owed. As of December 31, 2023, we had tax loss carry-forwards totaling CHF 170.4 million. There is no certainty that we will make sufficient profits to be able to utilize tax loss carry-forwards in full and no deferred tax assets have been recognized in the financial statements.

A. Operating Results

The following table summarizes our results of operations for the periods presented:

	For the years ended December 31,
In CHF thousands	2023	2022	Change	% Change
Grant income	883	912	(29)	(3.2%)
Operating income	883	912	(29)	(3.2%)
Research and development expenses	(29,247)	(22,224)	(7,023)	(31.6%)
General and administrative expenses	(17,487)	(11,064)	(6,423)	(58.1%)
Merger and listing expense	(34,863)	-	(34,863)	(100.0%)
Operating expenses	(81,597)	(33,288)	(48,309)	(145.1%)
Operating loss	(80,714)	(32,376)	(48,338)	(149.3%)
Finance income	1,429	126	1,303	1034.1%
Finance expense	(1,315)	(6,442)	5,127	(79.6%)
Fair value adjustment on warrant liabilities	(3,431)	-	(3,431)	(100.0%)
Foreign currency exchange (loss) gain	(4,664)	49	(4,713)	9618.4%
Finance result	(7,981)	(6,267)	(1,714)	(27.3%)
Loss before tax for the period	(88,695)	(38,643)	(50,052)	(129.5%)
Income tax expense	(107)	(55)	(52)	(94.5%)
Loss for the period	(88,802)	(38,698)	(50,104)	(129.5%)

Comparison of the Years Ended December 31, 2023 and 2022

Grant Income

Grant income for the years ended December 31, 2023 and 2022 was CHF 0.9 million for both years. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the years ended December 31,
In CHF thousands	2023	2022	Change	% Change
Personnel expenses	6,509	4,608	1,901	41.3%
Payroll	4,796	4,313	483	11.2%
Share-based compensation	1,713	295	1,418	480.7%
Operating expenses	22,738	17,616	5,122	29.1%
External service providers	22,256	17,205	5,051	29.4%
Other operating expenses	258	184	74	40.2%
Depreciation of property and equipment	106	111	(5)	(4.5%)
Depreciation of right-of-use assets	118	116	2	1.7%
Total research and development expense	29,247	22,224	7,023	31.6%

Research and development expenses were CHF 29.2 million for the year ended December 31, 2023 compared to CHF 22.2 million for the year ended December 31, 2022. The net increase of CHF 7.0 million, or 31.6%, was primarily due to an increase in external CRO expenses as a result of the completion and subsequent startup activities and of multiple OCS-01 clinical trials and the commencement of the OCS-02 DED Phase 2b clinical trial, as well as an increase in research and development personnel costs. The increase in development expenses reflects the OCS-01 DIAMOND Phase 3 clinical trials, OCS-01 OPTIMIZE Phase 3 clinical trials, OCS-01 LEOPARD investigator-initiated trial ("IIT"), OCS-02 (Licaminlimab) drug development and OCS-05 ACUITY proof-of-concept ("PoC") clinical trial for AON. We anticipate that our research and development expenses will continue to increase as we advance our planned clinical development programs.

For the year ended
December 31, 2023
OCS-01	15,135
OCS-02	8,793
OCS-05	3,354
Other development projects	1,965
Total	29,247

Prior to 2023, we did not track our total research and development costs by project category. For the year ended December 31, 2023, research and development expenses were primarily driven by our OCS-01 DME DIAMOND Phase 3 Stages 1 and 2 clinical trials, OCS-01 OPTIMIZE Phase 3 clinical trial for inflammation and pain following cataract surgery, the OCS-02 Phase 2b DED clinical and drug development, and OCS-05 ACUITY PoC clinical trial for AON.

General and Administrative Expenses (excluding Merger and Listing Expense)

	For the years ended December 31,
In CHF thousands	2023	2022	Change	% Change
Personnel expenses	7,029	4,449	2,580	58.0%
Payroll	5,134	3,939	1,195	30.3%
Share-based compensation	1,895	510	1,385	271.6%
Operating expenses	10,458	6,615	3,843	58.1%
External service providers	7,695	2,294	5,401	235.4%
Other operating expenses	2,700	4,249	(1,549)	(36.5%)
Depreciation of property and equipment	19	20	(1)	(5.0%)
Depreciation of right-of-use assets	44	52	(8)	(15.4%)
Total	17,487	11,064	6,423	58.1%

General and administrative expenses (excluding merger and listing expense) were CHF 17.5 million for the year ended December 31, 2023, compared to CHF 11.1 million for the year ended December 31, 2022. The increase of CHF 6.4 million, or 58.1%, was primarily due to non-capitalized financing transaction costs, public liability insurances, as well as personnel-related expenses. These expenses were largely attributable to the Business Combination, Nasdaq listing and operating as a public company.

Merger and listing Expense

	For the years ended December 31,
In CHF thousands	2023	2022	Change	% Change
Merger and listing expense	(34,863)	-	(34,863)	-

We incurred a non-recurring merger and listing expense of CHF 34.9 million in the year ended December 31, 2023 in connection with the Business Combination. The Business Combination was accounted for as a share-based payment transaction involving the transfer of shares in Oculis for the net assets of EBAC. This expense represented one-time non-cash compensation for a stock exchange listing service equal to the excess of the fair value of the shares transferred compared to the fair value of the net assets.

Finance Income and Finance Expense

	For the years ended December 31,
	2023	2022	Change	% Change
Finance income	1,429	126	1,303	1034.1%
Finance expense	(1,315)	(6,442)	5,127	(79.6%)

Finance income was CHF 1.4 million for the year ended December 31, 2023 compared to CHF 0.1 million for the year ended December 31, 2022. The increase of CHF 1.3 million was due to interest on short-term financial assets recorded during the year ended December 31, 2023. Finance expense was CHF 1.3 million for the year ended December 31, 2023, compared to CHF 6.4 million for the year ended December 31, 2022. The decrease of CHF 5.1 million was primarily due to two months of interest expense accrued during 2023 compared to twelve months of interest expense accrued for the comparative period in 2022, related to Legacy Oculis’ preferred Series B and C shares, which were converted into ordinary shares on March 2, 2023 under the BCA.

Fair Value Adjustment on Warrant Liabilities

	For the years ended December 31,
	2023	2022	Change	% Change
Fair value adjustment on warrant liabilities	(3,431)	-	(3,431)	-

We incurred a fair value loss of CHF 3.4 million for the year ended December 31, 2023 primarily due to an increase in the market price of the warrants assumed by Oculis from March 2, 2023 to December 31, 2023.

Foreign Currency Exchange (Loss) Gain

	For the years ended December 31,
	2023	2022	Change	% Change
Foreign currency exchange (loss) gain	(4,664)	49	(4,713)	(9618.4%)

Foreign currency exchange loss was CHF 4.7 million for the year ended December 31, 2023, compared to a gain of CHF 49 thousand for the year ended December 31, 2022. For the year ended December 31, 2023, the unfavorable currency exchange was mainly due to the fluctuation of U.S. dollar against the Swiss Franc producing a foreign exchange loss over the year related to our U.S. dollar denominated cash balances, as well as a loss on the revaluation of the U.S dollar denominated Series C long-term financial debt (former preferred shares) from January to March 2023. The Series C long-term financial debt was fully converted to ordinary shares pursuant to the Business Combination in March 2023. For the year ended December 31, 2022, favorable currency exchange was mainly due to revaluation of U.S. dollar producing foreign exchange gains over the year related to our cash balances, offset by the full year 2022 revaluation of the Series C long-term debt.

Comparison of Years Ended December 31, 2022 and 2021

For a discussion of the financial results and condition for the fiscal year ended December 31, 2021, please refer to “Item 5. Operating and Financial Review and Prospects” for a comparison of years ended December 31, 2022 and 2021” of our Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 28, 2023.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products for several years, if at all. As of December 31, 2023, we have funded our operations primarily with CHF 103.4 million of proceeds from the sale of our preferred stock, CHF 97.6 million of gross proceeds from the Business Combination, PIPE Financing and conversion of CLA and CHF 38.2 million of gross proceeds from the sale of our ordinary shares in the Public Offering. As of December 31, 2023 and 2022, we had cash, cash equivalents and short-term investments of CHF 91.7 million and CHF 19.8 million, respectively. We had accumulated losses of CHF 199.8 million and CHF 111.0 million as of December 31, 2023 and 2022, respectively.

We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to expand our organization through in-licensing, strategic collaboration and acquisition, and invest in the development of our product candidates through additional research and development activities and clinical trials. See “Risk Factors—Risks related to development and regulatory approval of our investigational therapies.” We will continue to incur additional costs associated with operating as a public company, including expenses related to legal, accounting, financial reporting and regulatory matters, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations.

Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our operations and capital expenses through at least the next twelve months from the date that this Annual Report is filed with the SEC. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. We may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities, our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions. For more information regarding these risk and factors that could influence our future capital requirements and the timing thereof, please see the section entitled “Risk Factors.”

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
•
advance our OCS-02 (Licaminlimab) and OCS-05 clinical programs and related manufacturing development activities;
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

License Agreement with Novartis for OCS-02 (Licaminlimab)

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

We paid in full the contractual non-refundable upfront payment to Alcon of CHF 4.7 million ($4.7 million at the exchange rate at the time of payment) in cash and issued 401,709 ordinary shares (recast subsequent to the BCA) for the residual between the fair value and the upfront payment. This was accounted for as a share-based payment transaction under IFRS 2. As of December 31, 2023, we were obligated to pay Novartis additional up to CHF 81.6 million ($97.0 million at the December 31, 2023 exchange rate) in the aggregate upon the achievement of certain development, regulatory, sales and other milestones and tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales. In consideration for the exclusive sublicense from Novartis under certain third-party intellectual property rights, we are obligated to pay a low-single digit royalty on our net sales of the licensed product, however, such payments will be deducted from royalties payable to Novartis. Our royalty payment obligations are subject to certain reductions and expire with respect to any licensed product on a country-by-country basis upon the later of (a) the expiration of the last to expire valid claim of any licensed patent covering any such licensed product in such country; (b) the expiration of the period of data exclusivity in any country worldwide; or (c) twelve (12) years after first commercial sale of such licensed product in such country (“Royalty Term”).

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

As of December 31, 2023, we had paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of approximately CHF 0.5 million. As of December 31, 2023, we were obligated to pay Accure (a) up to CHF 94.3 million ($112.1 million at the December 31, 2023 exchange rate) in the aggregate upon the achievement of certain development, regulatory and sales milestones; (b) tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales of licensed products; and (c) high teens on sublicensing revenues received any time after 36 months from the agreement effective date, and a higher percentage on sublicensing revenues received prior to such date, in all cases subject to reduction for any amount that were previously paid or are concurrently or later paid by us to Accure pursuant to our milestone payment obligations and such amounts received from a sublicensee will be deduced from amounts owned to Accure. Our royalty payment obligations are subject to certain reductions and expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of any licensed patent covering such licensed product in such country; (ii) the expiration of such licensed product’s Orphan Drug status, if any, in such country; or (iii) ten (10) years following the date of first commercial sale of such licensed product in such country (the “Payment Period”).

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

Other Commitments

The majority of our near term cash needs relate to our clinical and Chemistry, Manufacturing and Controls ("CMC") projects. We have conducted research and development programs through collaborative programs that include, among others, arrangements with universities, CROs and clinical research sites. As of December 31, 2023, commitments for external research projects totaled CHF 50.5 million, with CHF 23.6 million due within one year and CHF 26.9 million due between one and five years.

In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

We have entered into three real estate lease agreements for lab and office facilities. At December 31, 2023, these lease agreements have aggregate lease liabilities of CHF 0.2 million due within one year and CHF 0.4 million due in more than one year.

Refer to Notes 10 and 19 to our audited consolidated financial statements included elsewhere in this Annual Report for further details on our obligations and timing of expected future payments.

Cash Flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the years ended December 31,
	2023	2022	Change	% Change
Net cash outflow from operating activities	(53,845)	(25,074)	(28,771)	114.7%
Net cash outflow from investing activities	(54,211)	(3,548)	(50,663)	1427.9%
Net cash inflow from financing activities	129,672	1,714	127,958	7465.5%
Increase/(Decrease) in cash and cash equivalents	21,616	(26,909)	48,525	180.3%

Operating Activities

For the year ended December 31, 2023, operating activities used CHF 53.8 million of cash, primarily consisting of a loss before tax of CHF 88.7 million and a decrease in net working capital of CHF 13.0 million, partially offset by non-cash adjustments of CHF 46.8 million. Changes in net working capital were driven by an CHF 11.5 million increase in accrued expenses and other payables and a CHF 5.6 million increase in other current assets, partially offset by a CHF 3.7 million increase in trade payables. Non-cash charges primarily consisted of a non-recurring CHF 34.9 million of listing service expenses in connection with the Business Combination, CHF 3.5 million of foreign exchange transactions impacting net financial result, CHF 3.6 million of share-based compensation expense and CHF 3.4 million related to the fair value adjustment on warrant liabilities.

For the year ended December 31, 2022, operating activities used CHF 25.1 million of cash, primarily consisting of a net loss before tax of CHF 38.6 million partially offset by a decrease in net working capital of CHF 6.0 million and non-cash adjustments of CHF 7.6 million. Changes in net working capital were driven by a CHF 7.9 million increase in accrued expenses and other payables partly offset by CHF 1.8 million increase in other current assets. Non-cash charges primarily consisted of CHF 6.3 million from interest expense accrued on preferred Series B and C shares, CHF 0.8 million of share-based compensation expense and CHF 0.6 million from non-realized foreign exchange differences.

Investing Activities

For the years ended December 31, 2023 and 2022, investing activities used CHF 54.2 million and CHF 3.5 million, respectively. For the year ended December 31, 2023, CHF 54.2 million was used for the purchase of short term financial assets. For the year ended December 31, 2022, CHF 3.5 million was related to the license agreement with Accure for the exclusive global licensing of OCS-05 technology that was capitalized as an intangible asset.

Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was CHF 129.7 million, which relates primarily to the closing of the Business Combination, the PIPE Financing, the conversion of the CLAs and the Public Offering.

For the year ended December 31, 2022, net cash provided by financing activities was CHF 1.7 million, which primarily consisted of proceeds from the issuance of preferred Series C shares, classified as liabilities, net of transaction costs.

For a discussion of our cash flows for the year ended December 31,2021, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F filed with the SEC on March 28, 2023.

C. Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in the “Item 4.B. Information on the Company—Business Overview” and “Item 5 Operating and Financial Review and Prospects” sections of this Annual Report.

D. Trend Information

Other than as described elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepared our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB. Refer to Note 3 and 4 to our audited consolidated financial statements included elsewhere in this Annual Report for further details on the most significant accounting policies applied in the preparation of our consolidated financial statements and our critical accounting estimates and judgments.

Item 6. Directors, Senior Management and Employees

A.
Directors and senior management.

The following table sets forth the current executive officers and directors of Oculis as of the filing date. Unless otherwise noted, the business address of each of our directors and executive officers is EPFL Innovation Park, Bat D 3e Route J.A. Colladon, CH 1015, Lausanne, Switzerland.

Name	Age	Title
Executive Officers
Riad Sherif, M.D.	56	Chief Executive Officer and Director
Sylvia Cheung	49	Chief Financial Officer
Páll Ragnar Jóhannesson	43	Chief Business Officer
Non-Employee Directors
Anthony Rosenberg	71	Chairman of the Board of Directors
Christina Ackermann	59	Director
Lionel Carnot	56	Director
Pravin Dugel, M.D.	60	Director
Martijn Kleijwegt	69	Director
Geraldine O'Keeffe	58	Director

Executive Officers

Riad Sherif, M.D., 56, has served as the Chief Executive Officer and Director of Oculis since December 2017. Previously, from June 2016 to September 2017, Dr. Sherif served as Entrepreneur in Residence at the Novartis Venture Fund. Before that, Dr. Sherif served as the President of Europe, Middle East and Africa of Alcon, Inc. from March 2014 to May 2016. Prior to that, from January 2002 to April 2014, Dr. Sherif held roles of increasing responsibility at Novartis AG, including as the Global Sales Head in the Transplant and Infectious Disease unit, as the Head for Latin America in transplant and infectious disease, as the President of the Novartis Vaccines and Diagnostics Division for Latin America and where he co-founded Synergium a leading biotech company, and most recently as the President of Novartis Pharmaceuticals, Canada. Prior to Novartis, Dr. Sherif worked for several pharmaceutical companies, holding positions of increasing seniority, mainly in marketing and general management with international scope. Dr. Sherif currently serves as a member of the board of directors of Revenio Group corporation. Dr. Sherif previously served as the Vice Chairman for the Innovative Medicine Canada Association, as the Chairman of In-Vivo Montreal, and as the Chairman of the Board Ophthalmic Surgery and Vision Care of Eucomed. Dr. Sherif is a Medical Doctor by training, and holds an MBA from IMD Business School and a Specialized Master’s Degree in Medical Management from ESCP.

Sylvia Cheung, 49, has served as the Chief Financial Officer of Oculis since September 2020. Prior to that, from October 2005 to August 2020, Ms. Cheung held executive positions at Anika Therapeutics, Inc., a publicly-traded joint preservation company. Most recently, from April 2013 to August 2020, Ms. Cheung served as the Chief Financial Officer of Anika Therapeutics, Inc. Previously, from 2000 to 2005, Ms. Cheung held a series of financial management positions of increasing responsibility at Transkaryotic Therapies, Inc., which was acquired by Shire Pharmaceuticals in 2005. Before that, from 1995 to 2000, Ms. Cheung served as a Senior Associate at PricewaterhouseCoopers. Ms. Cheung holds a Bachelor of Business Administration degree in Accounting from the University of Massachusetts in Amherst, an MBA from Boston University, and is a Certified Public Accountant in Massachusetts.

Páll Ragnar Jóhannesson, 43, has served as the Chief Business Officer of Oculis since January 2023. Previously, from September 2020 to January 2023, Mr. Jóhannesson served as the Chief Strategy Officer of Oculis. Previously, from January 2018 to September 2020, Mr. Jóhannesson served as the Chief Financial Officer of Oculis. Additionally, Mr. Jóhannesson has served as the Managing Director of Oculis Iceland ehf. since May 2015. Prior to that, from February 2012 to April 2015, Mr. Jóhannesson held a series of corporate finance positions of increasing responsibility at Straumur Investment Bank, and most recently, from September 2013 to April 2015, Mr. Jóhannesson served as the Managing Director, Corporate Finance. Before that, from January 2009 to November 2011, Mr. Jóhannesson served as a Director, Corporate Finance at Íslandsbanki and its predecessor Glitnir Bank. Mr. Jóhannesson holds a B.Sc. in

Industrial Engineering from the University of Iceland, an M.Phil in Management Science from the University of Cambridge, and was certified as securities broker in Iceland.

Non-Employee Directors

Anthony Rosenberg, 71, has served as Chairman of the board of directors of Oculis since April 2018. Since April 2015, Mr. Rosenberg has served as the Chief Executive Officer of TR Advisory Services GmbH. Additionally, from April 2015 to April 2020, Mr. Rosenberg served as a Managing Director of MPM Capital. Prior to that, from 2005 to 2012, Mr. Rosenberg held a series of business development and licensing positions of increasing seniority at Novartis, and most recently, from 2012 to 2015, Mr. Rosenberg served as the Corporate Head of M&A and Licensing at Novartis International AG. Mr. Rosenberg currently serves on the boards of directors of Argenx BV and Cullinan Oncology. Mr. Rosenberg previously served on the boards of directors of SiO2 Materials Science, TriNetX and Radius Health, Inc. Mr. Rosenberg holds a B.Sc. (Hons) from the University of Leicester and a M.Sc. in Physiology from the University of London.

Christina Ackermann, 59, has served as a member of the board of directors of Oculis since March 2023. From January 2022 to May 2023, Ms. Ackermann served as Executive Vice President, General Counsel & President of Ophthalmic Pharmaceuticals at Bausch + Lomb. Ms. Ackermann joined Bausch Health as Executive Vice President, General Counsel, in August 2016. Prior to Bausch Health, Ms. Ackermann was part of the Novartis group of companies for 14 years, most recently serving as Senior Vice President, General Counsel for Alcon, where she was responsible for the legal, intellectual property and compliance functions, in addition to Trade Compliance Function, Enterprise Risk Management and Diversity & Inclusion. Previously, she served as Global Head, Legal and General Counsel at Sandoz, the generics division of Novartis, from 2007 to 2012. She joined Novartis Pharma in 2002 as Head, Legal Technical Operations and Ophthalmics, and assumed the role of Head Legal General Medicine in July 2005. Before Novartis, Ms. Ackermann served in Associate General Counsel roles with Bristol Myers Squibb and DuPont Pharmaceuticals, as well as in private practice, where she focused on securities, and mergers & acquisitions. From August 2021 to March 2023, Ms. Ackermann has served on the board of directors of Graybug Vision. Since September 2023, Ms. Ackermann also serves on the board of directors of Verona Pharma, where she is a member of the Audit Committee. Ms. Ackermann holds a LL.B in law from Queen’s University in Ontario, Canada and a post graduate degree in EU competition law from King’s College in London, England.

Lionel Carnot, 56, has served as a member of the board of directors of Oculis since December 2017. Since March 2012, Mr. Carnot has served as the Partner of Earlybird Venture Capital. Additionally, since 2005, Mr. Carnot has served as the Managing Director of Bay City Capital LLC. Prior to that, from 2000 to 2005, Mr. Carnot served as an Associate of The Pritzker Organization, LLC. Before that, from 1999 to 2000, Mr. Carnot served as a Principal of Oracle Partners. Prior to that, from 1997 to 1998, Mr. Carnot served as a Senior Associate of Booz Allen and Hamilton. Before that, from 1995 to 1997, Mr. Carnot served as a Product Manager of Eli Lilly & Co. Prior to that, from 1991 to 1994, Mr. Carnot served as a Senior Consultant of Accenture. Before that, from 1989 to 1991, Mr. Carnot served as a sales and marketing professional at Rhone-Poulenc. Mr. Carnot currently serves on the board of directors of iSTAR Medical, iQone Healthcare Group, and Priothera. Mr. Carnot previously served on the board of directors of Atlantic Therapeutics, Merus, Interleukin Genetics, Madrigal Pharmaceuticals Inc., Nabsys, Bioseek, Pathway Diagnostics, and Reliant Pharmaceuticals. Mr. Carnot holds an MBA with Distinction from INSEAD and a M.Sc. in Molecular Biology from the University of Geneva.

Pravin Dugel, M.D., 60, has served as a member of the board of directors of Oculis since March 2023. Mr. Dugel served as the President of Iveric Bio from May 2021 to October 2023. He joined as Executive Vice President in April 2020 and was promoted to President of the Company in May 2021. Dr. Dugel was previously Managing Partner, Retinal Consultants of Arizona and the Retinal Research Institute; Clinical Professor, USC Eye Institute, Keck School of Medicine, University of Southern California; and Founding Member, Spectra Eye Institute in Sun City, Arizona. Dr. Dugel has authored more than 200 papers, 35 book chapters and has been invited to lecture at several marquis medical meetings and to serve as a visiting professor at universities worldwide, including in Japan, India, China, Malaysia, Egypt, the United Kingdom, France, Germany, Austria, Italy, Poland, Denmark, Norway, Czechoslovakia, Canada and Australia. Dr. Dugel is internationally recognized as a major clinical researcher and has been a principal investigator in over 100 multicenter clinical trials. His research and educational contributions earned him the prestigious Senior Honor Award from the American Academy of Ophthalmology (AAO). He has been elected and previously served as the Retina Subspecialty Day Board Chairman for the American Academy of Ophthalmology Annual Meeting, as a member of the Board of Directors of the largest retina society in the United States, the American

Society of Retina Specialists (ASRS), and the largest retina society in Europe, EURETINA. Dr. Dugel graduated from Columbia University in New York City. He then attended UCLA School of Medicine where he obtained his M.D. He completed his residency in ophthalmology at the USC Eye Institute, Keck School of Medicine and completed his medical retina fellowship at the Bascom Palmer Eye Institute and his surgical retina fellowship at the USC Eye Institute, where he was elected to serve on the faculty as the Resident Director.

Martijn Kleijwegt, 69, has served as a member of the board of directors of Oculis since March 2023. Previously, he served as a member and the Chairman of the EBAC Board from EBAC’s inception in January 2021 to March 2023. Mr. Kleijwegt founded LSP in 1998 and is currently a partner at EQT Life Sciences (f/k/a Life Science Partners). Mr. Kleijwegt has over 30 years of hands-on finance and investment experience. Mr. Kleijwegt currently serves on the boards of Vico Therapeutics and A-M Pharma. Mr. Kleijwegt has a master’s degree in Economics from Amsterdam University.

Geraldine O’Keeffe, 58, has served as a member of the board of directors of Oculis since March 2023. Ms. O'Keeffe joined LSP in 2008. She became a Partner of the firm in 2010. Ms. O’Keeffe’s prime focus and responsibility within LSP is to invest in listed securities. Prior to joining LSP, she held the position of Senior Healthcare Analyst at Fortis Investment Banking. In that position, she researched a wide range of innovative life sciences companies, both in Europe and the US. Before joining the financial community, she worked within the life sciences industry for a number of years, gaining first-hand product development experience in a commercial setting. Prior to working in the industry, she lectured in Biomedical Sciences for several years at the Dublin Institute of Technology. Since July 2022, Ms. O’Keeffe serves on the board of directors of T-Knife Therapeutics, where she is a member of the Audit Committee. Ms. O’Keeffe has a Bachelor’s degree in Biochemistry and Microbiology from University College Cork and a Master’s degree in Biotechnology from University College Galway. She also conducted post-graduate research, inter alia at the prestigious Max Planck Institute for Biophysical Chemistry in Göttingen, Germany. In addition, Ms. O’Keeffe is also a graduate of The Dublin School of Business.

Diversity of the Board of Directors

The table below provides certain information regarding the diversity of our board of directors as of the filing date of this Annual Report. Our board diversity matrix for our prior fiscal year can be found in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 28, 2023.

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

Corporate Governance

We structured our corporate governance in a manner we believe closely aligns our interests with those of our shareholders. Notable features of this corporate governance include:

•
We have six independent directors and our audit, remuneration, and nomination and governance committees are composed entirely of independent directors. Our independent directors meet regularly without the presence of our corporate officers or non-independent directors;
•
At least one of our independent directors qualifies as an “audit committee financial expert” as defined by the SEC; and
•
We have implemented a range of other corporate governance practices, including a robust director education program.

Non-Classified Board of Directors

In accordance with our articles of association, our board of directors is not divided into classes of directors. The directors were appointed until the end of the general meeting of shareholders called to approve our annual accounts for the 2024 financial year.

B.
Compensation

Compensation of Executive Officers

Historically, our executive compensation program has reflected our innovative growth and development-oriented corporate culture. To date, the compensation of our Chief Executive Officer and our other executive officers has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted common stock awards and/or stock options. Our executive officers who are full-time employees, like all other full-time employees, are participants in applicable retirement plans in the jurisdiction in which they reside. We evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances merit. We review executive compensation periodically with input from a third-party compensation consultant. As part of this review process, the board of directors and the remuneration committee apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive with our peers. In connection with our executive compensation program, we also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

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

Adoption of Clawback Policy

In October 2023, in accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq Listing Rule 5608, we adopted an Incentive Compensation Recoupment Policy which is filed herewith as Exhibit 97.1.

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

In addition, each eligible director elected or appointed to our board of directors is eligible to participate in the Stock Option and Incentive Plan Regulation 2023 of the Company (the “2023 Plan”), subject to its terms and conditions as approved and amended by our board of directors from time to time. Upon joining Oculis, we issue to eligible directors a one-time equity incentive award in the form of stock option or similar awards under the 2023 Plan or other equity incentive plans then in effect, at an estimated equity value of $240,000. The exact number of options to be granted and the vesting schedule shall be determined by the Board in the grant notice in its free discretion and only such grant notice shall have legal effect. We will also issue to eligible directors an annual equity incentive award in the form of stock option or similar awards under the 2023 Plan or other equity incentive plans then in effect, at an estimated equity value of $120,000, generally granted on the date of our annual general meeting.

The eligible directors are not eligible to any benefits other than those set out in the directors compensation policy, unless our board of directors decides otherwise. We reimburse all reasonable expenses in accordance with the terms and conditions of our travel and expense policy then in effect.

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, the aggregate compensation earned by the members of our board of directors and our executive officers for services in all capacities was CHF 8.1 million.

For the year ended December 31, 2023, fees, salaries and other short-term employee benefits earned by the members of our board of directors and our executive officers was CHF 2.1 million.

The amount contributed by us to provide post-employment benefits to executive officers amounted to a total of CHF 0.2 million for the year ended December 31, 2023.

During the year ended December 31, 2023, 1,029,765 options, excluding earnout options, to purchase registered ordinary shares were granted to members of our board of directors and our executive officers for a total fair value of CHF 4.8 million.

See Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report for further details regarding the share options, SARs and restricted stock, including the exercise price and the expiration date. The above compensation amounts may differ from those reported in our Swiss compensation report because the Swiss compensation report covers the period from March 2, 2023 through December 31, 2023, rather than the full fiscal year.

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

The 2023 Plan shall be administered by a plan administrator (one or several persons) elected by our board of directors from time to time. The plan administrator acts within the guidelines set and approved by our board of directors or a committee thereof and is authorized to, among others, determine (i) which eligible persons are to receive awards under the 2023 Plan, (ii) the time or times when such options or rights grants are to be made, (iii) the nature of the shares and the number of awards covered by each such grant, (iv) the time or times at which each option or stock appreciation right is to become exercisable, (v) the vesting conditions applicable to the options or rights, (vi) the maximum term for which the options or rights are to remain outstanding, and (vii) any terms and conditions of any restricted stock award, in each case, subject to the guidelines set and approved by our board of directors or a committee thereof. Persons eligible to participate in our 2023 Plan are employees, members of the board of directors and consultants of Oculis or a subsidiary. The plan administrator determines within the guidelines set and approved by our board of directors or a committee which eligible persons are to receive rights to acquire options under the 2023 Plan.

The 2023 Plan provides for up to 7,835,544 registered shares corresponding to 16.0% of the Ordinary Shares on a fully diluted basis at the Acquisition Closing Date. In the event registered shares that otherwise would have been issuable under the 2023 Plan are withheld by us in payment of the exercise price or withholding obligations, such shares shall remain available for issuance under the 2023 Plan. In the event that an outstanding award expires or is cancelled, forfeited or terminated for any reason, the shares allocable to the unexercised or unsettled portion shall remain available for issuance under the 2023 Plan.

A participant may only exercise an option or stock appreciation right to the extent that the option or stock appreciation right has vested and has not lapsed under the 2023 Plan. Unless otherwise determined by our board of directors at the grant date or set forth in the grant notice, an option or an award in the form of a restricted stock unit or stock appreciation right granted under the 2023 Plan typically vests as to 25.0% of the award at the end of the first year following the vesting start date, with the remaining 75.0% of the award vesting monthly over the 3 years after the first year following the vesting start date. Any restricted stock may not be transferred or pledged. Such restriction expires with the expiration of any repurchase right for the restricted stock. The 2023 Plan provides provisions that govern the exercise of any awards held by the participant at the time the legal relationship forming the basis of the service is coming to an end. Generally, any award not vested shall immediately lapse at the time a notice of termination has been received (regardless of which party gives notice) or at the end of the term in case of a board member. If indicated in the grant notice or otherwise resolved by the board of directors, upon the occurrence of a “Corporate Transaction” (as defined in the 2023 Plan ), all options and awards in the form of a restricted stock unit or stock appreciation rights (i) shall fully vest and (ii) in the case of options and stock appreciation rights must be immediately exercised, except if such options or awards in the form of a restricted stock unit or stock appreciation rights are repurchased by Oculis or a third party designated by Oculis for a cash consideration equivalent to the economic value applicable to such option or stock appreciation right under the 2023 Plan.

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

Each of the members of our audit committee qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit committee members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is posted on our website. We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

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

Remuneration Committee

The remuneration committee consists of Christina Ackermann, Pravin Dugel and Lionel Carnot. The remuneration committee assists the board of directors in determining compensation for our executive officers and our directors. Ms. Ackermann serves as chairperson of the remuneration committee.

As of the first day of trading after the Business Combination, we were subject to the Swiss provisions regarding compensations for listed companies under the Swiss Code of Obligations, which require Swiss corporations listed on a stock exchange to establish a remuneration committee. In accordance with the Swiss Code of Obligations, the members of our remuneration committee must be elected by our general meeting of shareholders and the aggregate amount of compensation of each of our directors and our executive committee must also be approved by our general meeting of shareholders, in each case commencing with our first annual general meeting of shareholders as a public company. On March 2, 2023 the general meeting of shareholders approved the compensation packages for the Board and the executive committee until the general meeting of shareholders to be held in 2024. Our board of directors appointed Ms. Ackermann as the chair of the remuneration committee and will fill any vacancies on the remuneration committee until completion of the next annual general meeting of shareholders.

Each of the members of our remuneration committee qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to remuneration committee membership, including the heightened independence standards for members of a remuneration committee. The remuneration committee is governed by a charter that is posted on our website. We have adopted a remuneration committee charter, which details the principal functions of the remuneration committee, including:

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

Nomination and Governance Committee

The nomination and governance committee consists of Dr. Pravin Dugel, Geraldine O’Keeffe and Martijn Kleijwegt. The nomination and governance committee assists our board of directors in identifying individuals qualified to become our directors consistent with criteria established by us and in developing our code of business conduct and ethics. Dr. Dugel serves as chairperson of the nomination and governance committee. The nomination and governance committee is governed by a charter that is posted on our website. We have adopted a nomination and governance committee charter, which details the principal functions of the nomination and governance committee, including:

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
D.
Employees

As of December 31, 2023, we had 36 employees. Our headcount for R&D was 18, and our headcount for G&A was 18. Our employees include 16 executive leadership, administrative, and development personnel based in Switzerland; 8 executive leadership, administrative, and research personnel based in Iceland; 7 executives and administrators based in the United States; 5 management, research and administrative personnel based in France, UK and China. Pursuant to local laws, our employees in Iceland and France are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be good.

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

E.
Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 7.A Major Shareholders” and “Item 6.B Compensation” for a discussion of the 2023 Plan.

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of December 31, 2023:

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

We have based percentage ownership on 36,649,705 Ordinary Shares outstanding as of December 31, 2023. The table below does not include earn-out shares which are issued and contingently forfeitable and are not deemed to be outstanding.

Name and Address of Beneficial Owners	Number of Shares	% Ownership
Directors and Executive Officers (1)
Riad Sherif(2)	881,895	2.4%
Sylvia Cheung(3)	201,067	*
Páll Ragnar Jóhannesson(4)	528,413	1.4%
Christina Ackermann	11,718	*
Lionel Carnot	—	—
Pravin Dugel(5)	23,819	*
Martijn Kleijwegt(6)	1,997,302	5.4%
Geraldine O'Keeffe	—	—
Anthony Rosenberg(7)	116,257	*
All officers and directors as a group (9 individuals)
Five Percent Holders of the Company
LSP 7 Coöperatief U.A.(8)	5,327,362	14.5%
Brunnur vaxtarsjóður slhf. (9)	2,335,841	6.4%
BVCF Management (BEYEOTECH) (10)	2,070,020	5.6%
Funds managed by Pivotal Partners(11)	1,898,502	5.2%

* Indicates beneficial ownership of less than 1.0% of the total ordinary shares outstanding.

(1)
Unless otherwise noted, the business address of each of the directors and executive officers of Oculis is EPFL Innovation Park, Bat D 3e Route J-D. Colladon, CH-1015 Lausanne, Switzerland.
(2)
Consists of (i) 878,486 Ordinary Shares and (ii) 3,409 Ordinary Shares issuable upon conversion of share options vested and fully exercisable within 60 days of December 31, 2023.
(3)
Consists of (i) 66,808 Ordinary Shares and (ii) 134,259 Ordinary Shares issuable upon conversion of share options, vested and fully exercisable within 60 days of December 31, 2023.
(4)
Consists of (i) 249,224 Ordinary Shares and (ii) 279,189 Ordinary Shares issuable upon conversion of share options, vested and fully exercisable within 60 days of December 31, 2023.
(5)
Consists of 23,819 Ordinary Shares issuable upon conversion of share options, vested and fully exercisable within 60 days of December 31, 2023.
(6)
The shares reported above are held in the name of LSP Sponsor EBAC B.V (“Sponsor”). The shares reported above are net of the shares forfeited as a result of the level of EBAC redemptions and net of the shares transferred to EBAC’s public shareholders who did not redeem their shares. MRMJ Holding B.V., a Dutch limited liability company, is the majority owner of Sponsor and as such, MRMJ Holding B.V. has voting and investment discretion with respect to the shares held of record by Sponsor and may be deemed to have shared beneficial ownership of the shares held by Sponsor. René Kuijten, Joachim Rothe, Martijn Kleijwegt and Mark Wegter who are directors of MRMJ Holding B.V. have voting and investment discretion with respect to the shares owned by MRMJ Holding B.V. and may be deemed to have indirect shared beneficial ownership of the shares held by Sponsor. Mr. Kuijten, Mr. Rothe, Mr. Kleijwegt and Mr. Wegter each disclaim beneficial ownership over the founder shares except to the extent of their pecuniary interest therein.
(7)
Consists of (i) 96,670 Ordinary Shares and (ii) 19,587 Ordinary Shares issuable upon conversion of share options, vested and fully exercisable within 60 days of December 31, 2023.
(8)
Based solely on Schedule 13G filed by LSP 7 Management B.V. on February 9, 2024. 5,327,362 represents shares directly held by LSP 7 Coöperatief UA, of which LSP 7 Management B.V. is the sole director. The managing directors of LSP 7 Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP 7 Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to be individuals identified in this footnote is Johannes Vermeerplein 9 1071 DV Amsterdam, Netherlands.
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
(11)
Based solely on Schedule 13G/A filed by Nan Fung Group Holdings Limited. The general partner of Pivotal is Pivotal bioVenture Partners Fund I G.P., L.P. (“Pivotal GP”). The general partner of Pivotal GP is Pivotal bioVenture Partners Fund I U.G.P., Ltd (the “Ultimate General Partner”). Richard Coles, Peter Bisgaard and Vincent Sai Sing Cheung are directors of the Ultimate General Partner, and may, along with the Ultimate General Partner be deemed to have shared voting and investment control and power over the shares owned by Pivotal. Such persons disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The Ultimate General Partner is wholly owned by Pivotal Partners Ltd (“Pivotal Partners”). Pivotal Partners is wholly owned by Pivotal Life Sciences Holdings Limited (“Pivotal Life Sciences”). Pivotal Life Sciences is wholly owned by Nan Fung Life Sciences Holdings Limited (“Nan Fung Life Sciences”), and Nan Fung Life Sciences is wholly owned by NF Investment Holdings Limited (“NFIHL”). NFLS Beta is wholly owned by NFLS Platform Holdings Limited, which is wholly owned by Nan Fung Life Sciences. Nan Fung Life Sciences is wholly owned by Nan Fung Group Holdings Limited (“NFGHL” and together with Pivotal, Pivotal GP, Ultimate General Partner, Pivotal Partners, Pivotal Life Sciences, Nan Fung Life Sciences and NFIHL, the “Pivotal Parties”). The members of the Executive Committee of NFGHL make voting and investment decisions with respect to shares of our common stock held by NFLS Beta. Kam Chung Leung, Frank Kai Shui Seto, Vincent Sai Sing Cheung, Pui Kuen Cheung, Vanessa Tih Lin Cheung, Meng Gao and Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL. Such persons disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The Pivotal Parties share voting and dispositive power over the shares held by Pivotal. The business address of Pivotal, Pivotal GP, Ultimate General Partner, Pivotal Partners and Pivotal Life Sciences is 501 Second Street, Suite 200, San Francisco, CA 94107. The address of NFGHL is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Central, Hong Kong. The address of NFIHL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Significant Changes in Percentage Ownership

In March 2023, we experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination.

Voting Rights

The voting rights of the principal shareholders do not differ from the voting rights of other shareholders.

Shareholders in the United States

As of February 15, 2023, to the best of our knowledge 40,503,780 of our outstanding ordinary shares, including earnout shares, were held by 104 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.
Related Party Transactions

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy that sets forth certain policies and procedures for the review and approval or ratification of transactions involving us in which a related person has or will have a direct or indirect material interest, as determined by the audit committee of the Board. A “related person” for purposes of the policy means: (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (ii) associates (defined as, unconsolidated enterprises in which we have a Significant Influence or which has Significant Influence over us); (iii) individuals owning, directly or indirectly, an interest in the voting power of us that gives them Significant Influence over us, and close members of any such individual’s family; (iv) key management personnel (i.e., having authority and responsibility for planning, directing and controlling our activities), including directors and close members of such individuals’ families; and (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) above or over which such a person is able to exercise Significant Influence, including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with us. “Significant Influence” for purposes of the policy means the power to participate in the financial and operating policy decisions of an enterprise but is less than control over those policies, provided that shareholders beneficially owning a 10.0% or more interest in the voting power of the enterprise concerned are presumed to have a significant influence on such enterprise.

Pursuant to the policy, each executive director, nominee for the position of executive director, and executive officer shall promptly notify the designated contact of any transaction involving us and a related person. The designated contact will present any new related person transactions, and proposed transactions involving related persons, to the audit committee of the board of directors at its next occurring regular meeting. If the audit committee determines that the related person involved has a direct or indirect material interest in the transaction, and therefore that the transaction is a related party transaction, the audit committee shall consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to Oculis, opportunity costs of alternate transactions, the materiality and character of the Related Person’s direct or indirect interest, and the actual or apparent conflict of interest of the Related Person. The audit committee will not approve or ratify a Related Person transaction unless it shall have determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, our best interests . On an annual basis, the audit committee shall review previously approved related person transactions, under the standard described above, to determine whether such transactions should continue. If after the review described above, the audit committee determines not to approve or ratify a related person transaction (whether such transaction is being reviewed for the first time or has previously been approved and is being reviewed), the transaction will not be entered into or continued.

Agreements with our Executive Officers and Directors

Aside from standard employment agreements, there are no transactions between the Company and its directors and executive officers. The remuneration of the directors and executive officers (excluding non-executive directors), who are the key management personnel, is described in the section entitled “Compensation.”

Indemnification Agreements

The articles of association provide that we will indemnify our directors and officers to the fullest extent permitted by Swiss law, subject to certain exceptions contained in our articles of association.

In connection with the Business Combination, we also entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements provide the indemnities with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Swiss law, subject to certain exceptions contained in those agreements.

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

B. Significant Changes

Please see Note 23 Subsequent Events, included in the audited consolidated financial statements starting at page F-1 included elsewhere in this Form 20-F. Other than the events included in this note, no significant changes have occurred.

Item 9. The Offer and Listing.

A. Offer and Listing Details

Ordinary Shares and Warrants are listed on The Nasdaq Stock Market LLC under the symbols “OCS” and “OCSAW”, respectively. Prior to March 6, 2023, there was no public trading market for our Ordinary Shares or Warrants. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Ordinary Shares and Warrants have been listed on The Nasdaq Stock Market LLC under the symbol “OCS” and “OCSAW”, respectively, since March 6, 2023. Prior to March 6, 2023, there was no public trading market for our Ordinary Shares or Warrants.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Please see the information set forth in Exhibit 2.5 “Description of Securities” and the copy of our Amended and Restated articles of association filed as Exhibit 1.1, which are each incorporated herein by reference.

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

Material Contracts Relating to the Business Combination

Business Combination Agreement

On October 17, 2022, we entered into a business combination agreement (the “Business Combination Agreement”) with EBAC and Legacy Oculis. The Business Combination Agreement provided for, among other things, the following transactions on the closing date: (i) the PIPE Investors transferred $71,188,910 to EBAC in exchange for 7,118,891 PIPE Shares; (ii) EBAC underwent the First Merger; and as part of the First Merger, (1) each share of EBAC Common Stock (including those held by the PIPE Investors) was automatically converted into the Surviving EBAC Shares (2) each EBAC Warrant outstanding immediately prior to the First Merger Effective time was automatically converted into Surviving EBAC Warrants and (3) EBAC deposited, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and Surviving EBAC Warrants on the terms and subject to the conditions set forth in the Business Combination Agreement and in the Ancillary Agreements; (iii) on the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent, solely on behalf of the holders of Surviving EBAC Shares and Surviving EBAC Warrants, undertook the Exchange Agent Contribution Actions in exchange for receipt of the New Parent Interests Consideration; (iv) in connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent distributed (1) the Ordinary Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (2) the Warrants as part of the New Parent Interests Consideration to the holders of Surviving EBAC Warrants; (v) on the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC underwent the Second Merger, pursuant to which, among other things, the separate corporate existence of EBAC ceased, and following the Acquisition Closing, Merger Sub 2 was liquidated and its assets distributed to Oculis; (vi) after the Second Merger Effective Time but before the Oculis Share Contribution, it was the intention of the parties to the Convertible Loan Agreements that Oculis assumed the Convertible Loan Agreements, pursuant to which the Lenders granted Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $19,670,000, and that immediately after such assumption but before the Oculis Share Contribution, the Lenders exercised their conversion rights in exchange for Ordinary Shares at $10.00 per share, on the same terms as the PIPE Investors; (vii) at approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing the Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement effected the contribution to Oculis of all Company Share Capital held by such Oculis Shareholders free and clear of all liens (other than general restrictions on transfer under applicable securities laws or the articles of association of Oculis) in exchange for Ordinary Shares on the terms and subject to the conditions set forth in the Business Combination Agreement and Oculis Shareholders Support Agreement; and (viii) on July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis.

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

The PIPE Financing closed on March 2, 2023.

The Convertible Loan Agreements

Concurrently with the execution of the Business Combination Agreement, Legacy Oculis and the Lenders party thereto entered into convertible loan agreements pursuant to which the Lenders granted Legacy Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $12.7 million. Subsequent to the execution of the Business Combination Agreement, on January 20, 2023 and as amended and restated on February 22, 2023, Legacy Oculis and an additional Lender entered into a convertible loan agreement in substantially the same form as the initial convertible loan agreement, pursuant to which, among other things, the Lender party thereto granted us a right to receive a convertible loan with certain conversion rights in an aggregate amount of $7.0 million. The aggregate amount raised under the Convertible Loan Agreements was $19.7 million. Following the Second Merger Effective Time on March 2, 2023, we assumed the Convertible Loan Agreements, and immediately after such assumption but before the Oculis Share Contribution, the Lenders exercised their conversion rights in exchange for Ordinary Shares at $10.00 per share, on substantially the same terms as the PIPE Investors. In accordance with the Convertible Loan Agreements, upon conversion, the Lenders were granted certain customary registration rights, substantially on the same terms as those offered pursuant to the Subscription Agreements.

D. Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of Switzerland.

E. Taxation

Material Swiss Tax Considerations

In the opinion of Vischer AG, the following are the material Swiss tax consequences of receiving, owning and disposing of Ordinary Shares and Warrants.

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

Swiss Withholding Tax

Under present Swiss tax law, dividends and similar cash or in-kind distributions made by the Oculis to a holder of Ordinary Shares (including liquidation proceeds and bonus shares) are subject to Swiss federal withholding tax (the

“Withholding Tax”), currently at a rate of 35.0% (applicable to the gross amount of taxable distribution), unless these payments are repayments of the par value of Ordinary Shares or, within the limitations accepted by the legislation in force and the respective administrative practice of the reserve from capital contribution (Reserve aus Kapitaleinlage). Oculis is obliged to deduct the Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution, unless a notification procedure applies (the notification procedure does not apply to portfolio holdings).

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

Swiss Federal Stamp Taxes

To the extent Oculis issues new shares, Oculis will bear the Swiss federal issue stamp tax (Emissionsabgabe) on the issuance of such Ordinary Shares of 1.0% of the offering price, net of certain deductions. The delivery of newly issued shares against payment of the offering price is generally not subject to Swiss federal securities turnover tax (Umsatzabgabe).

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
Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Ordinary Shares as described above), which are not repayments of the par value of Ordinary Shares or, within the limitations accepted by the legislation in force and the respective administrative practice, reserve from capital contribution (Kapitaleinlagereserven), are required to report such distributions in their individual income tax returns. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of ordinary shares to a third party will generally be a tax-free private capital gain or a not tax-deductible capital loss, as the case may be. Furthermore, the Swiss federal income tax on dividends is currently reduced to 70.0% of regular taxation (Teilbesteuerung), if the investment amounts to at least 10.0% of the total share capital of the issuer. On cantonal and communal level, the same provisions regarding partial taxation apply, with income reduced to between 50.0% and 80.0% depending on the canton of residency.

Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if, inter alia, Ordinary Shares held have a market value of at least CHF 1 million. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency. For Domestic Commercial Shareholders who are individual taxpayers, the Swiss federal individual income tax on Dividends is reduced to 70.0% of regular taxation (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10.0% of the total share capital of the Company. On cantonal and communal level the same provisions regarding partial taxation apply, with income reduced to between 50.0% and 80.0% depending on the canton of residency

Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of ordinary shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of ordinary shares) for such taxation period.

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
•
persons owning (directly, indirectly, or constructively) 5.0% (by vote or value) or more of our stock;
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
•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the

Code have the authority to control all substantial decisions of the trust or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

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

Passive Foreign Investment Company Rules

The U.S. federal income tax treatment of U.S. Holders could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes if either (i) at least 75.0% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25.0% of the shares by value, is passive income or (ii) at least 50.0% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25.0% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on our analysis of our income, assets, activities, and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2023. The determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The amount of passive income and passive assets we take into account for PFIC testing purposes depends, in part, on the size of our cash balance (taking into account the timing and manner in which such cash is used) and the interest rates applicable thereto. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to our market capitalization from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

Although PFIC status is generally determined annually, if we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder in its Ordinary Shares and the U.S. Holder did not make either a mark-to-market election or a qualified electing fund (“QEF”) election, which are referred to collectively as the “PFIC Elections” for purposes of this discussion, for the first taxable year in which we are treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or the U.S.

Holder does not otherwise make a purging election, as described below, the U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other taxable disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to the U.S. Holder during a taxable year of the U.S. Holder that are greater than 125.0% of the average annual distributions received by the U.S. Holder in respect of its Ordinary Shares during the three preceding taxable years of the U.S. Holder or, if shorter, the U.S. Holder’s holding period in its Ordinary Shares).

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

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq (on which Ordinary Shares are currently listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. As such, such election generally will not apply to any of our non-U.S. subsidiaries, unless the shares in such subsidiaries are themselves “marketable stock.” As such, U.S. Holders may continue to be subject to the adverse PFIC tax consequences discussed above with respect to any lower-tier PFICs, as discussed below, notwithstanding their mark-to-market election with respect to Ordinary Shares.

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

If we are treated as a PFIC, a U.S. Holder may also avoid the adverse PFIC tax consequences discussed above with respect to Ordinary Shares if the U.S. Holder makes a valid QEF election for the first taxable year in which the U.S. Holder owns (or is treated as owning) Ordinary Shares.

If a U.S. Holder has made a QEF election with respect to Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because the QEF election was made in the U.S. Holder’s first taxable year in which the U.S. Holder owns (or is treated as owning) Ordinary Shares or a purging election was made, as described below), any gain recognized on the sale of Ordinary Shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. U.S. Holders that make a QEF election with respect to Ordinary Shares are currently taxed on their pro rata shares of our earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s Ordinary Shares with respect to which a QEF election has been made will be increased by amounts that are included in taxable income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning Ordinary Shares with respect to which a QEF election has been made. A U.S. Holder generally can make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF election rules, but if deferred, any such taxes will be subject to an interest charge.

In order to comply with the requirements of a QEF election with respect to Ordinary Shares, a U.S. Holder generally must receive a PFIC Annual Information Statement (as defined in Section 1.1295-1(g) of the Treasury Regulations) from us. If we are determined to be a PFIC for any taxable year, we will endeavor to make available to U.S. Holders a PFIC Annual Information Statement with respect to such taxable year. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will make available a PFIC Annual Information Statement. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a QEF election with respect to Ordinary Shares in their particular circumstances.

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

Related PFIC Rules

If we are treated as a PFIC and, at any time, have a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year may have to file an IRS Form 8621 (whether or not a QEF election or a mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS and could result in penalties.

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

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document of our company, such references are not necessarily complete, and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We intend to submit an annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

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

For more information about financial risks we are exposed to, refer to Note 21 of our audited consolidated financial statements, included elsewhere in this Annual Report.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.
Not applicable.
B.
Not applicable.
C.
Not applicable.
D.
Not applicable.
E.
Use of Proceeds.

The net proceeds from our May 2023 offering have been used, and are expected to continue to be used, as described in our report on Form 6-K filed on May 30, 2023 and the final prospectus for such offering (File No. 333-272256), declared effective on May 31, 2023 and filed with the SEC on June 2, 2024.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures

Our management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. The term "Disclosure Controls and Procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that the information is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding our required disclosures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on criteria established in the COSO 2013 framework.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm on management’s assessment of the Company’s internal control over financial reporting since we are an emerging growth company.

D. Changes in Internal Control Over Financial Reporting

Other than the remediation of the material weakness described below, there were no changes to internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Previously Identified Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the Company’s internal controls. In connection with the preparation of our consolidated financial statements for the years ended December 31, 2022 and 2021, we identified material weaknesses in our internal control over financial reporting. One material weakness related to a lack of sufficient internal accounting personnel to support an efficient and structured financial statement close process and allow for the appropriate monitoring of financial reporting matters.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2023, management concluded that the previously-identified material weakness had been remediated. The remediation was accomplished through efforts undertaken by the Company to strengthen the organization, systems and processes of our accounting and finance function in 2022 and 2023. The remediation included the addition of internal accounting personnel and strengthening of external resources to support the Company’s financial statement preparation, implementation of various accounting systems and enhancement of reporting and control processes. Management has concluded that these efforts were sufficient to remediate the identified material weakness as of December 31, 2023 and that our controls over the components of the identified material weakness have been operating effectively for a sufficient period of time.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that Mr. Carnot (Chair) qualifies as an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Carnot (Chair), Ms. Ackermann and Ms. O’Keeffe are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B. Code of Ethics

Our board of directors adopted a Code of Business Conduct and Ethics applicable to the directors, executive officers and other team members, that complies with the rules and regulations of Nasdaq and the SEC. The Code of Business Conduct and Ethics is available on our website. In addition, we posted on the Corporate Governance section of our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to our website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on our website into this Annual Report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

For the year ended December 31, 2023 and 2022, PricewaterhouseCoopers SA was our independent registered public accounting firm.

The following table shows the aggregate fees for services rendered by PwC to us and our subsidiaries, in the fiscal year ended December 31, 2023 and 2022.

	For the years ended December 31,
(in CHF thousands)	2023	2022
Audit fees	1,472	1,285
Audit-related fees	12	5
Tax fees	220	289
Other fees	-	-
Total	1,704	1,579

Auditor Name	Auditor Location
PricewaterhouseCoopers SA	Pully, Switzerland

Audit fees include fees billed for professional services rendered for audits of our annual consolidated financial statements, reviews of consolidated quarterly information, statutory audit of the Company and our subsidiaries, review of our securities offering documents in relation to the Business Combination, first registration statement in Nasdaq and IPO Follow-on transactions.

Audit-related fees include fees billed for assurance and related services in connection with capital increases and services that generally only the independent accountant can reasonably provide.

Tax fees include fees billed for professional services for tax compliance, tax advice and tax planning.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors. All of the services related to us provided by PricewaterhouseCoopers SA during the last fiscal year have been pre-approved by the audit committee.

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

Item 16G. Corporate Governance.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

•
Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
•
Exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;
•
Exemption from quorum requirements for shareholder meetings. Swiss practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares;

•
Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;
•
Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans and other securities issuances;
•
Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
•
Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We currently have three directors who serve on the compensation committee who meets the heightened independence standards for members of a compensation committee; and
•
Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Not applicable.

Item 16K. Cybersecurity.

Risk management and strategy

Cybersecurity and data privacy risks are evaluated through our annual risk management assessment. The Chief Business Officer oversees our cybersecurity risk management program, in partnership with a Cybersecurity Incident Management Team ("CSI Management Team"). The program has been developed to respond to the threat of security breaches and cyberattacks, and to protect and preserve the confidentiality, integrity, and continued availability of information owned by Oculis.

To address cybersecurity threats and prevent IT system interruptions, we have implemented a company-wide Cybersecurity Incident Response Policy that details the procedures to be followed in the event of a known or suspected incident. Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our information systems and data, including, for example access controls through multifactor authentication, regular back-ups of data and information, and cybersecurity awareness training of employees. We also have installed and regularly update antivirus software on all company-managed systems and computers to detect and prevent malicious code from impacting our systems. Where appropriate, any incidents would be escalated by the CSI Management Team to the audit committee of our board of directors, pursuant to our Cybersecurity Incident Response Policy. Oculis has not experienced any known material cybersecurity incidents during the years ended December 31, 2023, 2022 or 2021.

Our assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, all systems are evaluated by management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business. Furthermore, the Company is leveraging industry frameworks such as ISO 27001 and the SEC Cybersecurity Rules adopted in July 2023 to benchmark and work towards continues improvements of the Company’s cybersecurity practices.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example by monitoring current information on system threats and vulnerabilities. We use third-party service providers to perform a variety of functions throughout our business, such as management of clinical studies, manufacturing and intellectual property management. Depending on the nature of the services provided, the sensitivity of the information systems and data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity and data privacy risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 3D. Risk Factors in this Annual Report on Form 20-F, including “Our business, financial condition and results of operations would suffer in the event of computer system failures, security breaches or other disruptions to our information technology systems.”

Governance

Our board of directors addresses our cybersecurity risk management as part of its general oversight function. The board of directors’ audit committee is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including the Chief Business Officer and the Chief Financial Officer.

The Chief Business Officer, together with other company management, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. The Company’s board of directors and its audit committee is responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our Cybersecurity Incident Response Policy is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances. The CSI Management Teams works on mitigating and remediating cybersecurity incidents of which they are notified. In addition, our Cybersecurity Incident Response Policy includes reporting to the audit committee of the board of directors for certain cybersecurity incidents.

The audit committee receives quarterly reports concerning any significant cybersecurity threats and risk and the processes we have implemented to address them. The audit committee also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

Item 17. Financial Statements.

See pages F-1 through F-36 of this Annual Report.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits

EXHIBIT INDEX

		Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Amended and Restated Articles of Association of the Company.
2.1	Specimen Warrant Certificate	S-1	333-253220	4.3	03.04.2021
2.2	Warrant Agreement, dated March 15, 2021, between EBAC and Continental Stock Transfer & Trust Company, as warrant agent	8-K	001-40211	4.1	03.18.2021
2.3*	Description of Securities
4.1†+	Business Combination Agreement, dated as of October 17, 2022, by and among EBAC and Oculis	8-K	001-40211	2.1	10.17.2022
4.2††	License Agreement by and among Alcon Research, LTD., and Oculis, dated December 19, 2018	F-4	333-268201	10.8	12.12.2022
4.3††	Amendment to License Agreement by and among Alcon Research, LTD. and Oculis, dated September 11, 2020	F-4	333-268201	10.9	12.12.2022
4.4††	Letter Agreement by and among Novartis Technology LLC and Oculis, dated October 12, 2021	F-4	333-268201	10.11	12.12.2022
4.5††	License Agreement by and among Accure Therapeutics SL and Oculis, dated January 29, 2022	F-4	333-268201	10.12	12.12.2022
4.6	Oculis Shareholder Support Agreement, dated as of October 17, 2022, by and among Oculis, EBAC the other parties thereto	8-K	001-40211	10.4	10.17.2022
4.7	Sponsor Support Agreement, dated as of October 17, 2022, by and among the Sponsor, EBAC and Oculis	8-K	001-40211	10.5	10.17.2022

4.8	Form of PIPE Subscription Agreement by and among EBAC and certain investors party thereto	8-K	001-40211	10.1	10.17.2022
4.9	Form of Convertible Loan Agreement by and among Oculis SA and certain shareholders party thereto	8-K	001-40211	10.2	10.17.2022
4.10	Form of Shareholder Non-Redemption Agreement, by and among Sponsor and certain investors party thereto	8-K	001-40211	10.3	10.17.2022
4.11	Amended and Restated Registration Rights and Lock-Up Agreement, dated as of March 2, 2023, by and among the Company and the other signatories to be a party thereto	20-F	001-41636	4.11	03.07.2023
4.12#	Stock Option and Incentive Plan Regulation 2023 of Oculis Holding AG	F-4	333-268201	10.13	01.06.2023
4.13#	Form of Indemnification Agreement with the officers and directors	F-4	333-268201	10.10	01.06.2023
8.1*	Subsidiaries of the Registrant
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of the Independent Registered Public Accounting Firm
97.1*	Incentive Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

March 19, 2024

OCULIS HOLDING AG

By:	/s/ Riad Sherif

Name:	Riad Sherif

Title:	Chief Executive Officer

Oculis Holding AG

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Oculis Holding AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Oculis Holding AG and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland

March 19, 2024

We have served as the Company's auditor since 2019.

Oculis Holding AG, Zug

Consolidated Statements of Financial Position

(in CHF thousands)

		As of December 31,	As of December 31,
	Note	2023	2022
ASSETS

Non-current assets
Property and equipment, net	8	288	365
Intangible assets	9	12,206	12,206
Right-of-use assets	10	755	758
Other non-current assets		89	74
Total non-current assets		13,338	13,403

Current assets
Other current assets	11	8,488	2,959
Accrued income	11	876	912
Short-term financial assets	14	53,324	-
Cash and cash equivalents	14	38,327	19,786
Total current assets		101,015	23,657

TOTAL ASSETS		114,353	37,060

EQUITY AND LIABILITIES

Shareholders' equity
Share capital	16	366	39
Share premium	16	288,162	10,742
Reserve for share-based payment	13	6,379	2,771
Actuarial loss on post-employment benefit obligations	12	(1,072)	(264)
Treasury shares	16	-	(1)
Cumulative translation adjustments		(327)	(300)
Accumulated losses		(199,780)	(110,978)
Total equity		93,728	(97,991)

Non-current liabilities
Long-term lease liabilities	10	431	491
Long-term financial debt	15	-	122,449
Long-term payables		378	-
Defined benefit pension liabilities	12	728	91
Total non-current liabilities		1,537	123,031

Current liabilities
Trade payables		7,596	3,867
Accrued expenses and other payables	17	5,948	8,011
Short-term lease liabilities	10	174	142
Warrant liabilities	18	5,370	-
Total current liabilities		19,088	12,020

Total liabilities		20,625	135,051

TOTAL EQUITY AND LIABILITIES		114,353	37,060

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG, Zug

Consolidated Statements of Loss

(in CHF thousands, except loss per share data)

		For the years ended December 31,
	Note	2023	2022	2021
Grant income	7. (A) / 11	883	912	960
Operating income		883	912	960
Research and development expenses	7. (B)	(29,247)	(22,224)	(9,568)
General and administrative expenses	7. (B)	(17,487)	(11,064)	(4,624)
Merger and listing expense	7. (B)	(34,863)	-	-
Operating expenses		(81,597)	(33,288)	(14,192)

Operating loss		(80,714)	(32,376)	(13,232)

Finance income	7. (C)	1,429	126	21
Finance expense	7. (C)	(1,315)	(6,442)	(5,120)
Fair value adjustment on warrant liabilities	7. (C) / 18	(3,431)	-	-
Foreign currency exchange (loss) gain	7. (C)	(4,664)	49	(193)
Finance result		(7,981)	(6,267)	(5,292)

Loss before tax for the period		(88,695)	(38,643)	(18,524)

Income tax expense	7. (D)	(107)	(55)	(27)

Loss for the period		(88,802)	(38,698)	(18,552)

Loss per share:
Basic and diluted loss attributable to equity holders	22	(2.97)	(11.32)	(5.84)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG, Zug

Consolidated Statements of Comprehensive Loss

(in CHF thousands)

		For the years ended December 31,
	Note	2023	2022	2021
Loss for the period		(88,802)	(38,698)	(18,552)
Other comprehensive loss

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit plans	12	(808)	744	88
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	2. (D)	(5,005)	3	(28)
Foreign currency translation differences recycling	5	4,978	-	-
Other comprehensive profit/(loss) for the period		(835)	747	60

Total comprehensive loss for the period		(89,637)	(37,951)	(18,492)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG, Zug

Consolidated Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy Oculis share capital			Legacy Oculis treasury shares		Oculis share capital
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of December 31, 2020 (as previously reported)		2,967,155	297	(100,000)	(100)	-	-	9,609	1,640	(275)	(1,096)	(53,728)	(43,654)
Retroactive application of the recapitalization due to the business combination	5 / 2 (B) / 16	424,985	(263)	(14,323)	99	-	-	164	-	-	-	-	-
Balance as of January 1, (effect of the recapitalization)		3,392,140	34	(114,323)	(1)	-	-	9,773	1,640	(275)	(1,096)	(53,728)	(43,654)
Loss for the period		-	-	-	-	-	-	-	-	-	-	(18,552)	(18,552)
Other comprehensive profit/(loss):
Actuarial gain on post-employment benefit obligations	4. (C) / 12	-	-	-	-	-	-	-	-	-	88	-	88
Foreign currency translation differences	2. (D)	-	-	-	-	-	-	-	-	(28)	-	-	(28)
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	(28)	88	(18,552)	(18,492)
Share-based compensation expense	13	-	-	-	-	-	-	-	328	-	-	-	328
Restricted shares awards		441,419	4	-	-	-	-	872	-	-	-	-	876
Transaction costs		-	-	-	-	-	-	(12)	-	-	-	-	(12)
Balance as of December 31, 2021 (effect of the recapitalization)		3,833,559	38	(114,323)	(1)	-	-	10,632	1,967	(303)	(1,008)	(72,280)	(60,955)

Balance as of December 31, 2021 (as previously reported)		3,353,271	335	(100,000)	(100)	-	-	10,434	1,967	(303)	(1,008)	(72,280)	(60,955)
Retroactive application of the recapitalization due to the business combination	5 / 2 (B) / 16	480,288	(297)	(14,323)	99	-	-	198	-	-	-	-	-
Balance as of January 1, 2022 (effect of the recapitalization)		3,833,559	38	(114,323)	(1)	-	-	10,632	1,967	(303)	(1,008)	(72,280)	(60,955)
Loss for the period		-	-	-	-	-	-	-	-	-	-	(38,698)	(38,698)
Other comprehensive profit/(loss):
Actuarial gain on post-employment benefit obligations	4. (C) / 12	-	-	-	-	-	-	-	-	-	744	-	744
Foreign currency translation differences	2. (D)	-	-	-	-	-	-	-	-	3	-	-	3
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	3	744	(38,698)	(37,951)
Share-based compensation expense	13	-	-	-	-	-	-	-	804	-	-	-	804
Transaction costs		-	-	-	-	-	-	(9)	-	-	-	-	(9)
Stock option exercised	13	61,163	1	-	-	-	-	119	-	-	-	-	120
Balance as of December 31, 2022 (effect of the recapitalization)		3,894,722	39	(114,323)	(1)	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)

Balance as of December 31, 2022 (as previously reported)		3,406,771	340	(100,000)	(100)	-	-	10,540	2,771	(300)	(264)	(110,978)	(97,991)
Retroactive application of the recapitalization due to the business combination	5 / 2 (B) / 16	487,951	(301)	(14,323)	99	-	-	202	-	-	-	-	-
Balance as of January 1, 2023 (effect of the recapitalization)		3,894,722	39	(114,323)	(1)	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)
Loss for the period		-	-	-	-	-	-	-	-	-	-	(88,802)	(88,802)
Other comprehensive profit/(loss):
Actuarial loss on post-employment benefit obligations	4. (C) / 12	-	-	-	-	-	-	-	-	-	(808)	-	(808)
Foreign currency translation differences	2. (D)	-	-	-	-	-	-	-	-	(5,005)	-	-	(5,005)
Foreign currency translation differences recycling	5	-	-	-	-	-	-	-	-	4,978	-	-	4,978
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	(27)	(808)	(88,802)	(89,637)
Share-based compensation expense	13	-	-	-	-	-	-	-	3,608	-	-	-	3,608
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	5 / 16	(3,894,722)	(39)	114,323	1	3,780,399	38	-	-	-	-	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	5 / 15 / 16	-	-	-	-	16,496,603	165	124,637	-	-	-	-	124,802
Issuance of ordinary shares to PIPE investors	5 / 16	-	-	-	-	7,118,891	71	66,983	-	-	-	-	67,054
Issuance of ordinary shares under CLA	5 / 16	-	-	-	-	1,967,000	20	18,348	-	-	-	-	18,368
Issuance of ordinary shares to EBAC shareholders	5 / 16	-	-	-	-	3,370,480	33	35,492	-	-	-	-	35,525
Transaction costs related to the business combination	5 / 16	-	-	-	-	-	-	(4,821)	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	5 / 16	-	-	-	-	3,654,234	36	38,143	-	-	-	-	38,179
Transaction costs related to the public offering	5 / 16	-	-	-	-	-	-	(3,361)	-	-	-	-	(3,361)
Stock option exercised	13 / 16	-	-	-	-	112,942	1	273	-	-	-	-	274
Issuance of shares in connection with warrant exercises	16 / 18	-	-	-	-	149,156	2	1,726	-	-	-	-	1,728
Balance as of December 31, 2023		-	-	-	-	36,649,705	366	288,162	6,379	(327)	(1,072)	(199,780)	93,728

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG, Zug

Consolidated Statements of Cash Flows

(in CHF thousands)

		For the years ended December 31,
	Note	2023	2022	2021
Operating activities
Loss before tax for the period		(88,695)	(38,643)	(18,524)

Non-cash adjustments:
- Financial result		3,454	(500)	53
- Depreciation of property and equipment	8	125	132	88
- Depreciation of right-of-use assets	10	162	167	147
- Share-based compensation expense	13	3,608	804	328
- Payroll expenses related to restricted stock	13 / 16	-	-	876
- Interest expense on Series B and C preferred shares	15 / 7.(C)	1,266	6,343	4,996
- Interest on lease liabilities	10	42	45	49
- Post-employment benefits	12	(171)	(9)	(139)
- Non-realized foreign exchange differences	15 / 7.(C)	(30)	583	(792)
- Fair value adjustment on warrant liabilities	18	3,431	-	-
- Merger and listing expense	5	34,863	-	-
Working capital adjustments:
- De/(Increase) in other current assets	11	(5,556)	(1,796)	(731)
- De/(Increase) in accrued income	11	36	(152)	233
- Changes in receivables/payables from/to related parties		-	-	29
- (De)/Increase in trade payables		3,729	3,043	30
- (De)/Increase in accrued expenses and other payables	17	(11,549)	4,903	(352)
- (De)/Increase in other operating assets/liabilities		(29)	-	-
- (De)/Increase in long-term payables		378	-	-

Interest received		1,238	126	-
Interest paid on lease liabilities		(46)	(100)	(116)
Taxes paid		(101)	(20)	-
Net cash outflow from operating activities		(53,845)	(25,074)	(13,825)

Investing activities
Payment for purchase of property and equipment, net	8	(48)	(65)	(28)
Payment for short-term financial assets, net	14	(54,163)	-	-
Payment for purchase of intangible assets	9	-	(3,483)	-
Net cash outflow from investing activities		(54,211)	(3,548)	(28)

Financing activities
Proceeds from the shares issued to PIPE investors	5	67,054	-	-
Proceeds from the shares issued to CLA investors	5	18,368	-	-
Proceeds from EBAC non-redeemed shareholders	5	12,014	-	-
Transaction costs related to the business combination	5	(4,607)	(214)	-
Proceeds from sale of shares in public offering	5	38,179	-	-
Transactions costs related to equity issuance in public offering	5	(2,983)	-	-
Proceeds from exercises of warrants	18	1,531	-	-
Proceeds from stock options exercised	13 / 16	274	120	-
Proceeds from issuance of preferred shares, classified as liabilities	15	-	2,030	56,096
Transaction costs for issuance of preferred shares, classified as liabilities/capital increase		-	(63)	(804)
Principal payment of lease obligations	10	(158)	(159)	(98)
Net cash inflow from financing activities		129,672	1,714	55,194

Increase/(Decrease) in cash and cash equivalents		21,616	(26,909)	41,341

Cash and cash equivalents, beginning of period	14	19,786	46,277	4,952
Effect of foreign exchange rate changes		(3,075)	418	(16)
Cash and cash equivalents, end of period	14	38,327	19,786	46,277

Net cash and cash equivalents variation		21,616	(26,909)	41,341

Supplemental Non-Cash Financing Information
Transaction costs recorded in accrued expenses and other payables/trade payables		378	356	-

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG, Zug

Notes to the consolidated financial statements

1.
CORPORATE INFORMATION

Oculis Holding AG ("Oculis" or "the Company") is a stock corporation ("Aktiengesellschaft") with its registered office at Bahnhofstrasse 7, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

The Company controls six wholly-owned subsidiaries: Oculis Operations GmbH ("Oculis Operations") with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, Oculis ehf ("Oculis Iceland"), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl ("Oculis France") which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. ("Oculis US") with its registered office in Newton MA, USA, which was incorporated in Delaware, USA, on May 26, 2020, Oculis HK, Limited ("Oculis HK") which was incorporated in Hong Kong, China on June 1, 2021 and Oculis Merger Sub II Company ("Merger Sub 2") which was incorporated in the Cayman Islands on January 3, 2023 and is pending dissolution which will be completed in April 2024. The Company and its wholly-owned subsidiaries form the Oculis Group (the "Group"). Prior to the Business Combination (as defined in Note 5), Oculis SA ("Legacy Oculis"), which was incorporated in Lausanne, Switzerland on December 11, 2017, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis U.S. and Oculis HK formed the Oculis group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis.

The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of pharmaceutical products and substances as well as the purchase, sale and exploitation of intellectual property rights, such as patents and licenses, in the field of ophthalmology. As a global biopharmaceutical company, Oculis is developing treatments to save sight and improve eye care with breakthrough innovations. The Company’s differentiated pipeline includes candidates for topical retinal treatments, topical biologics and disease modifying treatments.

The consolidated financial statements of Oculis as of and for the year ended December 31, 2023, were approved and authorized for issue by the Company's Board of Directors on March 15, 2024.

2.
BASIS OF PREPARATION
(A)
Going concern

The Group's accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The recent business combination with European Biotech Acquisition Corp. (“EBAC”) and the listing in NASDAQ early in March 2023 raised additional funding to secure business continuity as explained under note 5. The Board of Directors believes that the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, and (iv) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. To date, the Company has financed its cash requirements primarily through the sale of its preferred stock, proceeds from the Business Combination, PIPE Financing and conversion of CLA and the sale of its common stock. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Statement of compliance

The consolidated financial statements of Oculis are prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”).

Prior to consummation of the Business Combination on March 2, 2023, the audited consolidated financial statements as of and for the year ended December 31, 2022 were issued for Legacy Oculis and its subsidiaries. Legacy Oculis became a wholly-owned subsidiary of the Company as a result of the Business Combination. In accordance with the BCA and described in Note 5, Oculis issued 3,780,399 ordinary shares to Legacy Oculis shareholders in exchange for 3,306,771 Legacy Oculis ordinary shares (after cancellation of 100,000 Legacy Oculis treasury shares) at the Exchange Ratio. The number of ordinary shares, and the number of ordinary shares within the loss per share held by the shareholders prior to the Business Combination have been adjusted by the Exchange Ratio to reflect the equivalent number of ordinary shares in the Company.

Reclassifications: given the immateriality of amounts recorded in financial assets and deferred income tax assets as of December 31, 2023 and 2022, these line items have been aggregated into Other non-current assets in the Consolidated Statements of Financial Position presented herein.

(C)
Basis of measurement

The policies set out below are consistently applied to all the years presented. The consolidated financial statements have been prepared under the historical cost convention, unless stated otherwise in the accounting policies in Note 3.

The totals are calculated with the original unit amounts, which could lead to rounding differences. These differences in thousands of units are not changed in order to keep the accuracy of the original data.

(D)
Functional currency

The consolidated financial statements of the Group are expressed in CHF, which is the Company's functional and presentation currency. The functional currency of the Company's subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at yearly average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

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

(B)
Foreign currency transactions

Foreign currency transactions are translated into the functional currency, Swiss Francs (CHF), using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the statements of loss in the period in which they arise.

(C)
Group accounting

Oculis has six wholly owned subsidiaries, including Oculis Operations, Oculis Iceland, Oculis France, Oculis US, Oculis HK and Merger Sub 2. The Company's consolidated financial statements present the aggregate of the six Group entities, after elimination of intra-group transactions, balances, investments and capital.

(D)
Segment reporting

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, has one reporting segment.

The Company has locations in five countries: Switzerland, Iceland, France, USA and Hong Kong. An analysis of non-current assets by geographic region is presented in Note 6.

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

On initial recognition, the carrying value of the lease liability also includes amounts expected to be payable under any residual value guarantee, and the exercise price of any purchase option granted in favor of the group if it is reasonably certain to assess that option.

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

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the expected payments over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised if the variable future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognized in profit or loss.

(F)
Grant income recognition

Grant income is recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with, and in the year when the related expenses are incurred.

(G)
Taxes

Taxes reported in the consolidated statements of loss include current and deferred taxes on profit. Taxes on income are accrued in the same periods as the revenues and expenses to which they relate.

Deferred tax is the tax attributable to the temporary differences that appear when taxation authorities recognize and measure assets and liabilities with rules that differ from those of the consolidated accounts. Deferred income tax is calculated using the liability method and determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. Any changes to the tax rates are recognized in the consolidated statements of loss unless related to items directly recognized in equity or other comprehensive loss.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized. Deferred income tax assets from tax credit carry forwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(H)
Earnings / (loss) per share

The Company presents basic earnings / (loss) per share for each period in the financial statements. The earnings (loss) per share is calculated by dividing the earnings / (loss) of the period by the weighted average number of shares outstanding during the period. Diluted earnings per share, applicable in case of positive result, reflect the potential dilution that could occur if dilutive securities such as warrants or share options were exercised into common shares.

(I)
Preferred shares

Judgment was required in determining the classification of the preferred shares issued by the Company as either equity or liabilities. The preferred shareholders hold certain preference rights that include preferential distribution of proceeds in the case of liquidity events as defined in the shareholder agreements. Under IAS 32 the Company classified the Preferred Shares as liabilities. This applied to Series A, B and C shares as per Note 15.

(J)
Cash and cash equivalents and short-term financial assets

The Company considers all highly liquid investments with an original maturity of less than 3 months at the date of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

Short-term financial assets are measured at amortized cost (approximates fair value) and are subsequently measured using the effective interest method. This method allocates interest income over the relevant period by applying the effective interest rate to the carrying amount of the asset. Gains and losses are recognized in the consolidated statements of loss when the asset is derecognized, modified or impaired.

(K)
Fair value measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including warrants. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used, as follows:

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: either directly or indirectly, quoted prices for similar assets or liabilities in active markets.
•
Level 3: unobservable inputs for the asset or liability to the extent that observable inputs are not available in situations in which there is little, if any, market activity for the asset or liability at the measurement date.

There was no change in the valuation techniques applied to financial instruments during all periods presented. There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year. The Group recognizes transfers into and out of fair value hierarchy levels at the end of the reporting period.

(L)
Property and equipment

All property and equipment are shown at cost, less subsequent depreciation and impairment. Cost includes expenditures that are directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight-line basis over the useful life, according to the following schedule:

Category	Useful life in years
Laboratory equipment	5 - 7
Laboratory fixtures and fittings	10
Office - IT tools	2 - 3
Office furniture and equipment	5

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is impaired immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposal or retirement of tangible fixed assets are determined by comparing the net proceeds received with the carrying amounts and are included in the consolidated statements of loss.

(M)
Warrant liabilities

The Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period (refer to Note 18). Any change in fair value is recognized in the Company’s consolidated statements of loss. The fair value of the public warrants traded in active markets is based on the quoted market prices at the end of the reporting period for such warrants. Since the private placement warrants have identical terms to the public warrants, the Company determined that the fair value of each private placement warrant is equivalent to that of each public warrant. Public warrant instruments are included in Level 1 and private warrants in Level 2 in the fair value hierarchy. Warrants were classified as short-term liabilities given the Company cannot defer the settlement for at least 12 months.

(N)
Intangible assets
(a)
Research and development costs

Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the consolidated statements of loss. Where, however, recognition criteria are met, internal development expenditure is capitalized and amortized on a straight-line basis over its useful economic life. The amortization of the licenses will start when the market approval is obtained.

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

(O)
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

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets ("cash-generating units"). Impairment losses are recognized in the consolidated statements of loss. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.

(P)
Financial instruments

The principal financial instruments used by the Company are as follows:

•
Other current assets, excluding prepaid expenses
•
Accrued income
•
Short-term financial assets
•
Cash and cash equivalents
•
Trade payables
•
Accrued expenses and other payables
•
Lease liabilities
•
Warrant liabilities

•
Long-term financial debt

These financial instruments are carried at amortized cost.

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income, trade payables, accrued expenses and other payables approximates their fair value. For details of the fair value hierarchy, valuation techniques, and significant unobservable inputs related to determining the fair value of long-term financial debt, refer to Note 21.

(a)
Other current assets, excluding prepaid expenses

The carrying amount of other receivables/current assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated statements of loss. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of loss.

(b)
Accrued income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements.

(c)
Short-term financial assets

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

(d)
Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less. These investments are readily convertible to known amounts of cash.

(e)
Trade payables

Trade payables are amounts due to third parties in the ordinary course of business. Trade payables are non-interest bearing and are normally settled on 45-day terms.

(f)
Accrued expenses and other payables

Accrued expenses and other payables are amounts provided for / due to third parties in the ordinary course of business. Accrued expenses and other payables are non-interest bearing.

(g)
Lease liabilities

Lease liabilities are measured at the present value of the expected contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement date of the lease is used.

(h)
Long-term financial debt

Long-term financial debt exclusively results from the issuance of preferred shares that qualify as financial liabilities under IAS 32. Long-term financial debt is carried at amortized cost, plus the accrued interest/preferred dividend payments that are due by the Group under certain conditions. Refer to Note 15 for further information.

(Q)
Employee benefits
(a)
Pension obligations

The Company operates a defined benefit pension plan for its Swiss-based employees, which is held in a multi-employer fund. The pension plan is funded by payments from employees and from the Company. The Company’s contributions to the defined contribution plans are charged to the consolidated statements of loss in the year to which they relate.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets and the possible effect of the asset ceiling, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

When the Company has a surplus in the defined benefit pension plans, it measures the net defined benefit asset at the lower of:

•
The surplus in the defined benefit pension plans
•
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

(b)
Employee participation

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (e.g. options) of the Company. The fair value of the awards granted in exchange of the employee services received is recognized as an expense.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of loss, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(R)
Earnout consideration

The Company recognizes the earnout consideration as a share-based contingent consideration within the scope of IFRS 2, and therefore equity classified as the earnout consideration ultimately settles in ordinary shares. The Company has determined that the fair value of the earnout shares should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. The fair value of total consideration transferred included in the calculation of the IFRS 2 share listing service expense will not be subsequently adjusted regardless of whether the price target is achieved or not. The earnout options granted to employees were determined to be compensation for the dilution to their previously held Legacy Oculis equity instruments. No additional compensation charge is recognized under IFRS 2 because no additional fair value was granted as a result of the earnout options.

(S)
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

(T)
New standards and interpretations adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2023 that are relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Group’s principal accounting policies are set out in Note 3 of the Group’s consolidated financial statements and conform to IFRS Accounting Standards. Significant judgments and estimates are used in the preparation of the consolidated financial statements which, to the extent that actual outcomes and results may differ from these assumptions and estimates, could affect the accounting in the areas described in this section.

(A)
Impairment of licenses

The Group assesses whether there are any indicators of impairment for all licenses at each reporting date, which refers exclusively to the licenses of two specific product candidates: OCS-02 (Licaminlimab) and OCS-05. Given the stage of Oculis’ development activities and the importance of both products in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach, and second on the basis of the continued development feasibility of the relevant product candidate. Refer to Note 9.

(B)
Deferred income taxes

Deferred income tax assets are recognized for all unused tax losses only to the extent that it is probable that taxable profits will be available against which the losses can be utilized. Judgment is required from management to determine the amount of tax asset that can be recognized, based on forecasts and tax planning strategies. Given the uncertainty in the realization of future taxable profits, no deferred tax asset on unused tax losses has been recognized as of December 31, 2023, 2022 and 2021. Refer to Note 7 (D).

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

The Group determines the appropriate discount rate at the end of each year. This is the interest rate used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions. Refer to Note 12.

(D) Share-based compensation

Stock options granted are valued using the Black-Scholes option-pricing model (see Note 13). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company's industry. The expected term represents the period that share-based awards are expected to be outstanding. The Company classifies its share-based payments as equity-classified awards as they are settled in ordinary shares. The Company measures equity-classified awards at their grant date fair value using a Black-Scholes option pricing model and does not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant-date amortized over the vesting period of the award using the graded method. The Company reclassifies a portion of vested awards to reserve for share-based payment as the awards vest. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(E)
Accounting for the Business Combination

In relation to the Business Combination, the following critical estimates and judgments were made:

•
Determining the accounting acquirer in the Business Combination

Despite EBAC being the legal acquirer, Legacy Oculis was determined to be the accounting acquirer for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, i) the shareholders of Legacy Oculis have a majority of the voting interest in the combined company; ii) Legacy Oculis’ operations comprise all of the ongoing operations of the combined company; and iii) Legacy Oculis’ management comprise all of the senior management of the combined company.

•
Business Combination accounted for within the scope of IFRS 2

EBAC was a Special Purpose Acquisition Company and therefore does not meet the definition of a business under IFRS 3 as it has no operations and the related BCA cannot be treated as a business combination. The Business Combination was accounted for as a continuation of Legacy Oculis financial statements with a deemed issuance of shares by the Company accompanied by a recapitalization of the Company’s equity. The excess of fair value of the shares deemed issued by the Company over EBAC’s identifiable net assets has been recorded as share-based payment expense in accordance with IFRS 2 and represents a public listing service received by the Company.

•
Capitalized transaction costs

Legacy Oculis and EBAC incurred costs such as legal, accounting, auditing, printer fees and other professional fees directly related to the Business Combination (“Transaction costs”). Transaction costs directly associated with equity issuance qualify for capitalization and are accounted for as a deduction of share premium. To capture costs associated with the new equity, the Company allocated capitalizable transaction costs to the various transaction components (equity issuance and listing) at the percentages of 38.0% and 62.0% for new shares and old shares, respectively.

5.
BUSINESS COMBINATION AND FINANCING ACTIVITIES

Business combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement ("BCA") between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement ("PIPE") investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into Oculis' ordinary shares. In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol "OCS" for its ordinary shares and “OCSAW” for its public warrants.

Under the terms of the BCA, EBAC formed four new legal entities (i) Oculis, (ii) Oculis Merger Sub I Company ("Merger Sub 1"), (iii) Merger Sub 2, and (iv) Oculis Operations. After two consecutive mergers between Merger Sub 1 and EBAC, and EBAC and Merger Sub 2, EBAC and Merger Sub 1 ceased to exist and Merger Sub 2 was the surviving company. During the third quarter of 2023, the Company gave effect in its financial statements to the impending dissolution of Merger Sub 2, which is expected to be completed in the second quarter of 2024. As a result, the cumulative translation adjustments related to Merger Sub 2 previously reported as equity and recognized in other comprehensive income, were reclassified from equity to the Consolidated Statements of Loss for the year ended December 31, 2023. The resulting foreign exchange impact of such reclassification amounted to CHF 5.0 million for the year ended December 31, 2023.

As a result of the BCA and as of the acquisition closing date on March 2, 2023:

•
Each issued and outstanding share of EBAC Class A ordinary shares (including those held by the PIPE investors) and share of EBAC class B ordinary shares were converted into one ordinary share of Oculis.
•
Each issued and outstanding EBAC public warrant and EBAC private placement warrant ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms.
•
Each issued and outstanding ordinary share and preferred share of Legacy Oculis before the closing of the Business Combination were converted into ordinary shares of Oculis at the then effective exchange ratios determined in accordance with the BCA and giving effect to the accumulated preferred dividends.
•
Oculis assumed the CLAs and the investors exercised their conversion rights in exchange for ordinary shares of Oculis at CHF 9.42 or $10.00 per ordinary share, on the same terms as the PIPE investors.
•
All outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the effective exchange ratio with all other terms remaining unchanged.
•
The redemption of 11,505,684 shares of EBAC Class A ordinary shares resulted in a reduction of CHF 110.7 million or $117.5 million in cash and cash equivalents in the EBAC trust prior to the consummation of the transactions at a redemption price of approximately CHF 9.62 or $10.21 per share. The proceeds from non-redeemed shareholders amounted to CHF 12.0 million or $12.8 million.
•
The EBAC sponsor forfeited 727,096 shares of EBAC Class B ordinary shares upon signing the BCA and an additional 795,316 shares of EBAC Class B ordinary shares as a result of the level of redemptions by EBAC public shareholders. The fair value of the total forfeited shares as of the acquisition closing date of March 2, 2023 was CHF 16.0 million.

PIPE and CLA financing

In connection with the BCA, EBAC entered into subscription agreements with the PIPE investors for an aggregate of 7,118,891 shares of EBAC Class A ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 67.1 million or $71.2 million.

In connection with the BCA, Legacy Oculis and the investor parties thereto entered into CLAs pursuant to which the investor lenders granted Legacy Oculis a right to receive an interest free convertible loan with certain conversion rights with substantially the same terms as the PIPE investors. Following the mergers, Oculis assumed the CLAs and the lenders exercised their conversion rights in exchange for 1,967,000 ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 18.5 million or $19.7 million.

Together, the PIPE and CLA financing resulted in aggregate gross cash proceeds of CHF 85.6 million or $90.9 million to Oculis in exchange for 9,085,891 ordinary shares.

Merger and listing expense

The Business Combination is accounted for as a capital re-organization. As EBAC does not meet the definition of a business in accordance with IFRS 3 Business Combinations, the BCA is accounted for within the scope of IFRS 2 Share-based Payment.

The Business Combination is treated as the equivalent of the Company issuing shares for the net assets of EBAC as of the acquisition closing date, accompanied by a recapitalization. The net assets of EBAC are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of CHF 10.54 or $11.19 per share (price of EBAC ordinary share at the closing date) over the value of EBAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares.

This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense”. The expense is non-recurring in nature and represents a share-based payment made in exchange for a listing service and does not lead to any cash outflows.

	Per share value (in CHF as of March 2, 2023)	Shares	March 2, 2023 (in CHF thousands)
Fair value of equity consideration issued by the Company
EBAC public shareholders	10.54	12,754,784	134,435
EBAC sponsor class B	10.54	3,188,696	33,609
EBAC sponsor class A	10.54	455,096	4,797
Redemptions of EBAC public shareholders	10.54	(11,431,606)	(120,489)
Sponsors shares forfeiture	10.54	(1,596,490)	(16,827)
Total consideration transferred		3,370,480	35,525
Less net assets of EBAC			(662)
Merger and listing expense			34,863

March 2, 2023
(in CHF thousands)
Net assets of EBAC
Cash and cash equivalents	11,547
Public & private warrants	(2,136)
Deferred underwriting fee	(3,108)
Accrued transaction costs	(4,400)
Others	(1,241)
Net assets of EBAC	662

Capitalization

The following summarizes the actual ordinary shares issued and outstanding and the ownership interests of Oculis immediately after the Business Combination:

	Shares	%
Issuance of ordinary shares to Legacy Oculis shareholders in connection with BCA (1)	20,277,002	61.9%
Issuance of ordinary shares in connection with closing of the PIPE financing	7,118,891	21.7%
Issuance of ordinary shares under CLA	1,967,000	6.0%
Ordinary shares owned by sponsors	2,047,302	6.3%
Ordinary shares owned by EBAC public shareholders	1,323,178	4.1%
Total (2)	32,733,373	100.0%

(1)
As a result of the BCA, Oculis issued 20,277,002 ordinary shares to Legacy Oculis shareholders in exchange for:
•
3,306,771 Legacy Oculis ordinary shares at the exchange ratio of 1.1432 (the “Exchange Ratio”), after cancellation of 100,000 Legacy Oculis treasury shares.
•
12,712,863 Legacy Oculis preferred shares outstanding immediately prior to the acquisition closing date exchanged at various exchange ratios determined in accordance with the terms of the BCA – see below.

(2)
In addition to the shares already issued, the following contingently issuable equity instruments were granted:
•
3,793,995 earnout shares, 369,737 earnout options, 4,251,595 public warrants and 151,699 private warrants assumed from EBAC. The earnout shares are contingently forfeitable if the price targets are not achieved during the earnout period.
•
1,762,949 outstanding converted options after application of the Exchange Ratio.

	Legacy Oculis shares outstanding prior to the Business Combination	Exchange ratios	Oculis ordinary shares issued to Legacy Oculis shareholders upon closing of Business Combination
Ordinary shares	3,406,771
Treasury shares cancelled	(100,000)
Ordinary shares after cancellation of treasury shares	3,306,771	1.1432	3,780,399
Preferred shares:
Series A	1,623,793	1.1432	1,856,370
Series B1	2,486,188	1.4154	3,518,922
Series B2 T1	1,675,474	1.3900	2,328,872
Series B2 T2	426,378	1.3310	567,508
Series B2 T3	603,472	1.3142	793,082
Series C T1	5,337,777	1.2658	6,756,580
Series C T2	362,036	1.2205	441,854
Series C T3	197,745	1.1804	233,415
Total preferred shares	12,712,863	1.2976	16,496,603

Total	16,019,634		20,277,002

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition closing share price targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, transaction of Oculis during the earnout period.

Public offering of ordinary shares

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5, 2023, closed the issuance and sale in a public offering of 3,500,000 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 36.6 million or $40.3 million before deducting underwriting discounts, commissions and offering expenses.

In addition, the Company granted the underwriters an option to purchase additional ordinary shares which was partially exercised on June 13, 2023, leading to an additional purchase of 154,234 ordinary shares and gross proceeds of CHF 1.6 million or $1.7 million before deducting underwriting discounts, commissions and offering expenses. After giving issuance to these additional shares, Oculis sold a total of 3,654,234 ordinary shares in the offering for aggregate gross proceeds of CHF 38.2 million or $42.0 million, before deducting underwriting discounts, commissions and offering expenses. All of the underwriters' unexercised options to purchase additional shares expired on June 30, 2023.

The Company intends to use the net proceeds from this offering, together with its existing resources, to advance its development programs in particular Diabetic Macular Edema and for other ophthalmic indications, and for working capital and general corporate purposes.

6.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reportable segment.

The table below provides the carrying amount of certain non-current assets, by geographic area:

in CHF thousands	Switzerland		Iceland		Others		Total
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
Intangible assets	12,206	12,206	-	-	-	-	12,206	12,206
Property and equipment, net	17	24	253	338	18	3	288	365
Right-of-use assets	-	-	687	758	68	-	755	758
Total	12,223	12,230	940	1,096	86	3	13,249	13,329

7.
INCOME AND EXPENSES

(A)
GRANT INCOME

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the year ended December 31, 2023, is CHF 0.9 million compared to CHF 0.9 million and CHF 1.0 million for the same periods in 2022 and 2021, respectively. Refer to Note 11.

(B)
OPERATING EXPENSES

The tables below show the breakdown of the Total operating expenses by category:

in CHF thousands	For the years ended December 31,
	Research and development expenses			General and administrative expenses			Total operating expenses
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Personnel expense	6,509	4,608	4,407	7,029	4,449	2,416	13,538	9,056	6,823
Payroll	4,796	4,313	4,189	5,134	3,939	2,306	9,930	8,252	6,495
Share-based compensation expense	1,713	295	218	1,895	510	110	3,608	804	328
Operating expenses	22,738	17,616	5,161	10,458	6,615	2,208	68,059	24,231	7,369
External service providers	22,256	17,205	4,786	7,695	2,294	1,681	29,951	19,499	6,467
Other operating expenses	258	184	189	2,700	4,249	478	2,958	4,433	667
Depreciation of property and equipment	106	111	78	19	20	10	125	132	88
Depreciation of right-of-use assets	118	116	108	44	52	39	162	167	147
Merger and listing expense(1)	-	-	-	-	-	-	34,863	-	-
Total	29,247	22,224	9,568	17,487	11,064	4,624	81,597	33,288	14,192

(1) Merger and listing expense is presented separately from research and development or general and administrative expenses on the consolidated statements of loss. The item relates to the BCA and is non-recurring in nature, representing a share-based payment made in exchange for a listing service.

(C)
FINANCE RESULT

in CHF thousands	For the years ended December 31,
	2023	2022	2021
Finance income	1,429	126	21
Finance expense	(1,315)	(6,442)	(5,120)
Fair value adjustment on warrant liabilities	(3,431)	-	-
Foreign currency exchange gain (loss)	(4,664)	49	(193)
Finance result	(7,981)	(6,267)	(5,292)

Finance result in 2022 and 2021 represented mainly interest expense related to the preferred dividend owed to the holders of Legacy Oculis preferred Series B and C shares (refer to Note 15). Preferred Series B and C shares qualified as liabilities under IAS 32 and the related accrued dividends as interest expense. The preferred Series B and C shares were fully converted to ordinary shares at the closing of the Business Combination on March 2, 2023 (refer to Note 5).

Finance income consists primarily of interest income earned from the Company's short-term financial assets.

Refer to Note 18 for further discussions of the fair value gain/(loss) on warrant liabilities. The foreign currency translation differences recycling is related to the Merger Sub 2 entity and its impending dissolution, discussed further in Note 5.

Financial result as presented in the statements of cash flows is comprised of interest and the foreign exchange effect on cash and financial assets, net.

(D)
INCOME TAX AND DEFERRED TAX

	For the years ended December 31,
in CHF thousands	2023	2022	2021
Current income tax expense	(127)	(90)	(22)
Deferred tax income (expense)	20	35	(5)
Total tax expense	(107)	(55)	(27)

The Group's expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which ranged between approximately 8.3% and 25.0% for 2023, 2022 and 2021 in the tax jurisdictions in which the Group operates. The weighted average tax rates applicable to the profits of the consolidated entities were 12.7%, 13.9% and 13.6% for the years 2023, 2022 and 2021, respectively. This decrease is due to changes in the mix of the taxable results and the changes in tax rates of the individual group companies. The tax on the Group's profit / (loss) before tax differs from the statutory amount that would arise using the weighted average applicable tax rate as follows:

	For the years ended December 31,
in CHF thousands	2023	2022	2021
Groups average expected tax rate	12.7%	13.9%	13.6%
Accounting loss before income tax	(88,695)	(38,643)	(18,524)
Taxes at weighted average income tax	11,294	5,380	2,521
Effect of unrecorded tax losses	(10,520)	(4,468)	(1,869)
Effect of non-deductible expenses	(6,041)	(968)	(679)
Effect of non-taxable income	5,103	-	-
Effect of other items	57	-	-
Total tax expense	(107)	(55)	(27)

As of December 31, 2023, 2022 and 2021, the Group has tax losses which arose mainly in Switzerland that are available for offset against future taxable profits of the company until expiration. Deferred tax assets have not been recognized in respect of these losses in Switzerland as it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. Given the amount of tax losses has not been yet validated by the Tax Authorities, there could be potentially still be subject to material adjustments.

This does not affect the management assumption on the going concern hypothesis of the Group. Below is the maturity of the Group reportable losses:

	As of December 31,
in CHF thousands	2023	2022
2025	16,733	16,733
2026	13,113	13,113
2027	12,437	12,437
2028	14,865	14,865
2029	31,786	31,790
2030	81,509	-
Total	170,443	88,938

The Group did not recognize the following temporary differences:

	As of December 31,
in CHF thousands	2023	2022
Pension	728	91
Tax losses in Switzerland	170,443	88,938
Leasing	(150)	(125)
Intangible asset	(4,025)	(4,025)
Total	166,996	84,879

As of December 31, 2023 and 2022 the Company had recognized deferred tax assets of CHF 44 thousand and CHF 24 thousand, respectively, and no deferred tax liabilities.

8.
PROPERTY AND EQUIPMENT, NET

The following tables present the movements in the book values of property and equipment, net:

in CHF thousands	Lab - equipment	Lab - fixtures and fittings	Office equipment & hardware	Total
Acquisition cost:
Balance as of December 31, 2021	555	195	101	851
Acquisitions	45	-	20	65
Balance as of December 31, 2022	600	195	121	916
Acquisitions	18	-	30	48
Balance as of December 31, 2023	618	195	151	964

	Lab - equipment	Lab - fixtures and fittings	Office equipment & IT tools	Total
Accumulated depreciation:
Balance as of December 31, 2021	(305)	(59)	(55)	(420)
Depreciation expense	(70)	(28)	(34)	(132)
Balance as of December 31, 2022	(375)	(87)	(89)	(551)
Depreciation expense	(89)	(19)	(17)	(125)
Balance as of December 31, 2023	(464)	(106)	(106)	(676)

Carrying amount:
Balance as of December 31, 2022	225	108	32	365
Balance as of December 31, 2023	154	89	45	288

9.
INTANGIBLE ASSETS

The following tables summarize the movement of intangibles assets:

in CHF thousands	Licenses	Total
Acquisition cost:
Balance as of December 31, 2021	8,724	8,724
Additions	3,482	3,482
Balance as of December 31, 2022	12,206	12,206
Additions	-	-
Balance as of December 31, 2023	12,206	12,206

Carrying amount:
As of December 31, 2022	12,206	12,206
As of December 31, 2023	12,206	12,206

Intangible assets as of December 31, 2023 and 2022 were CHF 12.2 million and represent licenses purchased under license agreements with Novartis and Accure. Intangible assets as of December 31, 2021 were CHF 8.7 million and represented licenses purchased under a license agreement with Novartis. The Novartis license agreement was dated as of December 19, 2018 between Legacy Oculis and Novartis and relates to a novel topical anti-TNFα antibody, renamed OCS-02 (Licaminlimab), for ophthalmic indications. The license agreement between Legacy Oculis and Accure, dated as of January 29, 2022, relates to the exclusive global licensing of its OCS-05 (formerly ACT-01) technology. This license agreement contained an upfront payment of CHF 3.0 million and reimbursement of development related costs of CHF 0.5 million. The Company intends to advance the development of OCS-05 with a focus on multiple ophthalmology neuroprotective applications.

(A)
Intangible assets amortization

The products candidates related to the capitalized intangible assets are not yet available for use. The amortization of the licenses will start when the market approval is obtained.

(B)
Annual impairment testing

Oculis performs an assessment of its licenses in the context of its annual impairment test. Given the stage of Oculis’ development activities and the importance of the relevant product candidates, OCS-02 (Licaminlimab) and OCS-05, in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach and second on the basis of the continued development feasibility of both candidates.

Oculis performs its annual impairment tests on its entire portfolio of research and development assets, by deriving the fair value from an observable valuation for the entire Company determined via its stock market price quoted in Nasdaq as per the reporting date. The fair value of the asset portfolio is derived by deducting the carrying value of tangible assets and the remaining assets, which consist primarily of short-term financial assets and cash and cash equivalents, from the Company valuation.

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

In 2023, 2022 and 2021, reviews of all these indicators for OCS-02 and OCS-05 (in 2023 and 2022) was positive. No impairment losses were recognized in 2023, 2022 and 2021.

10.
RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The following table presents the right-of-use assets, which are related to our Iceland and U.S. facilities:

in CHF thousands	Right-of-use assets
	2023	2022
Balance as of January 1,	758	855
Indexation for the period	47	70
New lease	118	-
FX revaluation	(6)	-
Depreciation charge for the period	(162)	(167)
Balance as of December 31,	755	758

There are no variable lease payments which are not included in the measurement of lease obligations. Expected extension options have been included in the measurement of lease liabilities.

The following table presents the lease obligations:

in CHF thousands	Lease liabilities
	2023	2022
Balance as of January 1,	(633)	(770)
New lease	(118)	-
FX revaluation	35	48
Indexation for the period	(47)	(70)
Interest expense for the period	(42)	(45)
Lease payments for the period	200	204
Balance as of December 31,	(605)	(633)

in CHF thousands	As of December 31, 2023	As of December 31, 2022
Current	(174)	(142)
Non-current	(431)	(491)
Total	(605)	(633)

11.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of the Other current assets by category:

in CHF thousands	As of December 31, 2023	As of December 31, 2022
Prepaid clinical and technical development expenses	6,748	1,586
Prepaid general and administrative expenses	1,412	1,208
VAT receivable	328	165
Total	8,488	2,959

The increase in prepaid clinical and technical development expenses as of December 31, 2023 compared to prior year relates to the commencement of significant clinical trials in the fourth quarter of 2023.

The table below shows the movement of the accrued income for the years ended December 31, 2023 and 2022:

in CHF thousands	2023	2022
Balance as of January 1,	912	760
Accrued income recognized during the period	883	912
Payments received during the period	(915)	(726)
Foreign exchange revaluation	(4)	(34)
Balance as of December 31,	876	912

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. The aid in Iceland is granted as a reimbursement of paid income tax or paid out in cash when the tax credit is higher than the calculated income tax. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

12.
PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT PLANS

The Company’s Swiss pension plan is classified as a defined benefit plan under IFRS Accounting Standards. Employees of the Icelandic, French, Hong Kong and American subsidiaries are covered by local post-retirement defined contribution plans.

(A)
Iceland pension

Pension costs are charged to the consolidated statements of loss when incurred. Iceland pension expenses of CHF 0.1 million were recorded in 2023, 2022 and 2021.

(B)
French retirement plan

Pension costs are charged to the consolidated statements of loss when incurred. In 2023, pension costs amounted to CHF 41 thousand, CHF 42 thousand in 2022 and CHF 47 thousand in 2021.

(C)
U.S. retirement plan

The U.S. entity adopted a 401(k) defined contribution plan effective December 1, 2020. Accrued employer contribution was CHF 48 thousand for 2023. There were no employer contributions made in 2022 and 2021.

(D)
Hong Kong

Pension costs are charged to the consolidated statements of loss when incurred. CHF 3 thousand and CHF 4 thousand were recorded related to Hong Kong pension expenses in 2023 and 2022. The subsidiary in Hong Kong did not employ any personnel in 2021. Consequently, there was no pension expense in 2021.

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

The following tables summarize the components of net benefit expense recognized in the consolidated statements of loss, amounts recognized in the balance sheet and gains/(losses) recognized in other comprehensive loss.

in CHF thousands	For the years ended December 31,
Actuarial gains / (losses) recognized in other comprehensive loss:	2023	2022
On plan assets	(70)	26
On obligation	(738)	718
Total	(808)	744

in CHF thousands	For the years ended December 31,
Net benefit expense (recognized in personnel costs):	2023	2022
Current service cost	(391)	(446)
Interest cost on benefit obligation	(149)	(31)
Interest income	147	26
Impact of plan changes	-	37
Administration cost	(7)	(6)
Net benefit income / (expense)	(400)	(420)

in CHF thousands	As of December 31,
Benefit asset / (liability)	2023	2022
Defined benefit obligation	(9,930)	(6,494)
Fair value of plan assets	9,202	6,403
Net benefit asset / (liability)	(728)	(91)

The impact of plan changes relates mainly to the changes of applicable rates for converting mandatory savings when employees retire (see also below).

Changes in the present value of the defined benefit obligation are as follows:

	As of December 31,
in CHF thousands	2023	2022
Defined benefit obligation at January 1,	(6,494)	(5,666)
Interest cost	(149)	(31)
Current service cost	(391)	(446)
Administrative expenses	(7)	(6)
Contributions paid by participants	(3,710)	(1,686)
Employees' contributions	(247)	(185)
Benefits paid from plan assets	1,806	770
Impact of plan changes	-	37
Actuarial gains / (losses)	(738)	718
Defined benefit obligation at December 31,	(9,930)	(6,494)

Changes in the fair value of plan assets are as follows:

	As of December 31,
in CHF thousands	2023	2022
Fair value of plan assets at January 1,	6,403	4,821
Expected return	147	26
Contributions by employer	571	429
Employees' contributions	247	185
Benefits paid from plan assets	(1,806)	(770)
Contributions paid by participants	3,710	1,686
Actuarial gains / (losses)	(70)	26
Fair value of plan assets at December 31,	9,202	6,403

The Group expects to contribute CHF 0.6 million to its defined benefit pension plan in 2024. The average duration of the plan was 14.7 years and 14.0 years as of December 31, 2023 and 2022, respectively.

The principal assumptions used in determining pension benefit obligations for the Group's plan are shown below:

	As of December 31,
	2023	2022
Discount rate	1.45%	2.30%
Future salary increases	1.20%	1.20%
Future pensions increases	0.00%	0.00%
Retirement age	M65/F64	M65/F64
Demographic assumptions	BVG 2020 GT	BVG 2020 GT

In regard to the underlying estimates for the calculation of the defined benefit pension liabilities the Company updated, among other minor updates, the discount rate assumption to 1.45%, 2.30% and 0.35% as of December 31, 2023, 2022 and 2021, respectively. All the actuarial assumption changes resulted in an actuarial loss of defined benefit pension liabilities of CHF 0.8 million. The net result is an increase of defined benefit pension liabilities of CHF 0.1 million as of December 31, 2022 to CHF 0.7 million as of December 31, 2023. Other assumptions for defined benefit pension liabilities remain unchanged.

In 2023, the guaranteed interest to be credited to employees' savings was 1.00% (same as in 2022) for mandatory retirement savings, and 0.25% for supplementary retirement savings. Given current Swiss interest environment, the Company updated the estimated interest to be credited to employees’ savings up to 1.45%. The applicable rate for converting mandatory savings at age 65 for male and 64 for female employees retiring in 2023 was 6.20% and will be reduced to 5.90% for male and female for 2024 and 5.68% for women and 5.65% for men for 2025 and further reductions are expected in subsequent years. The rate for converting supplementary savings to an annuity remains stable at 4.49% for years 2023, 2024, 2025 and subsequent years for male employees and 4.54% in 2023, 2024 and 2025 and subsequent years for female employees.

Sensitivity analysis

A quantitative sensitivity analysis for significant assumptions as of December 31, 2023 and 2022 is shown below:

in CHF thousands	Discount rate		Future salary increase		Mortality assumptions
Assumptions as of December 31, 2023	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(9,582)	(10,317)	(9,980)	(9,880)	(10,039)	(9,811)
Decrease/(increase) from actual defined benefit obligation	348	(387)	(50)	50	(109)	119

Assumptions as of December 31, 2022	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(6,274)	(6,741)	(6,527)	(6,462)	(6,553)	(6,429)
Decrease/(increase) from actual defined benefit obligation	221	(247)	(32)	32	(58)	65

The sensitivity analysis above is subject to limitations and has been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

13.
SHARE BASED PAYMENT

On March 2, 2023, the Company adopted a new Stock Option and Incentive Plan Regulation 2023 ("2023 Plan") which allows for the grant of equity incentives, including share-based options, stock appreciation rights ("SARs"), restricted shares and other awards. The 2023 Plan lays out the details for the equity incentives for talent acquisition and retention purposes.

Each grant of share-based options made under the 2023 Plan entitles the grantee to acquire ordinary shares from the Company with payment of the exercise price in cash. In the case of SARs, the intention of the Company is settling in equity. For each grant of share-based options or SARs, the Company issues a grant notice, which details the terms of the options or SARs, including number of shares, exercise price, vesting conditions and expiration date. Options granted under the 2023 Plan vest over periods ranging from one to four years and expire one day before the tenth anniversary of the grant date. The specific terms of each grant are set by the Board of Directors.

The 2023 Plan reflects the revised capital structure of the Company following completion of the Business Combination. As a result, all option holders holding options under the prior Stock Option and Incentive Plan Regulation 2018 (”2018 Plan”) prior to the close of the Business Combination exchanged their options held in Legacy Oculis for newly issued options to purchase ordinary shares of Oculis (“Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the Exchange Ratio with all other terms remaining unchanged. The comparative fair value calculation of options using the Black-Scholes model before and after the merger concluded there was no significant change in value. The exchange of equity awards under the 2018 Plan for equity awards under the 2023 Plan was determined to be a modification in accordance with IFRS 2 – Share-based payment. The Group will continue to record the related expense per the original valuation and vesting period without incremental charges.

Option awards and SARs

Each share-based option or SAR granted under the 2023 Plan entitles the grantee to acquire common shares from the Company with cash payment of the exercise price. For each grant of share-based options or SARs, the Company provides a grant notice which details the terms of the option, including exercise price, vesting conditions and expiration date. The terms of each grant are set by the Board of Directors.

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value of options and SARs granted during the year ended December 31, 2023 was CHF 5.24 or $5.83 per share. The weighted average grant date fair value of options granted during the year ended December 31, 2022 was CHF 1.66 or $1.74 per share. The weighted average grant date fair value of options granted during the year ended December 31, 2021 was CHF 1.26 or $1.38 per share.

The Black-Scholes fair value of SARs was determined using assumptions that were not materially different from those used to value options. The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of options and SARs granted during the years indicated:

	For the years ended December 31,
	2023	2022	2021
Weighted average share price at the date of grant (1)	USD 8.30 (CHF 7.46)	USD 3.57 (CHF 3.41)	USD 2.95 (CHF 2.70)
Range of expected volatilities (%) (2)	68.7-83.8	96.3	82.1
Expected term (years) (3)	6.25	2.50	2.50
Range of risk-free interest rates (%) (1)(4)	3.5-4.8	0.7	0.0
Dividend yield (%)	0.0	0.0	0.0

(1) Following the NASDAQ listing in 2023, the equity award exercise price is now denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.

(2) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company's industry.

(3) The expected term represents the period that share-based awards are expected to be outstanding.

(4) The risk-free interest rate in 2023 is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term. Prior to 2023, the risk-free interest rate was based on Switzerland Short-Term Government Bonds with maturities approximately equal to the expected term.

The following table summarizes the Company’s stock option and SAR activity under the 2023 Plan for the following periods:

	Number of options (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1, 2021	1,116,045	1.96	2026-2029
Granted	341,794	2.36	2030
Forfeited	(168,749)	2.09	2027-2028
Outstanding as of December 31, 2021	1,289,090	2.05	2026-2030
Exercisable at December 31, 2021	759,324	1.90	2026-2030
Outstanding as of January 1, 2022	1,289,090	2.05	2026-2030
Granted	629,295	2.98	2031
Forfeited	(94,273)	2.35	2023-2030
Exercised	(61,163)	1.85	2026-2027
Outstanding as of December 31, 2022	1,762,949	2.39	2027-2031
Exercisable at December 31, 2022	819,603	1.97	2027-2031
Outstanding as of January 1, 2023	1,762,949	2.39	2027-2031
Options granted(2)	1,614,000	7.49	2033
SARs granted	134,765	7.27	2033
Earnout options granted	369,737	0.01	2028
Forfeited(2)(3)	(302,299)	2.62	2033
Exercised(3)	(112,942)	2.43	2028-2032
Outstanding as of December 31, 2023	3,466,210	4.50	2027-2033
Exercisable at December 31, 2023	1,164,513	2.21	2028-2033

(1) Retroactive application of the recapitalization effect due to the BCA for activity prior to March 2, 2023, the Exchange Ratio was applied to the number of options and the weighted average exercise price was divided by the same exchange ratio.

(2) Pursuant to the BCA, all outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”). The exchange of Legacy Oculis 2018 Plan options for converted 2023 Plan options is not reflected in the table above. Refer to Note 5 - Business Combination and Financing Activities for further details.

(3) Forfeited amount includes earnout options forfeited during the year ended December 31, 2023. No SARs have been exercised or forfeited during the year ended December 31, 2023.

Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of December 31, 2023 have exercise prices ranging from CHF 1.84 to CHF 11.66. The weighted average remaining contractual life of options and SARs outstanding as of December 31, 2023 was eight years. The weighted average contractual life of options outstanding as of December 31, 2022 was seven years.

Restricted Stock Awards

Each restricted stock award granted under the 2018 Plan was immediately exercised and the expense was recorded at grant date in full. The Company is holding call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date. For each restricted stock award granted, the Company issues a grant notice, which details the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant are set by the Board of Directors. Restricted shares are granted and expensed at fair value. No restricted stock awards were granted under the 2023 Plan during the years ended December 31, 2023 and 2022.

The number and weighted average exercise prices of restricted stock awards outstanding under the 2023 Plan are as follows (recast after applying the Exchange Ratio to reflect the impact of the BCA):

	Number of Restricted Stock Awards	Weighted average exercise price (CHF)
Issued and exercised as of January 1, 2021	745,512	1.58
Granted and exercised during 2021	441,419	1.99
Issued and exercised as of December 31, 2021	1,186,931	1.73
Not subject to repurchase at December 31, 2021	710,338	1.59
Issued and exercised as of January 1, 2022	1,186,931	1.73
Issued and exercised as of December 31, 2022	1,186,931	1.73
Not subject to repurchase at December 31, 2022	934,044	1.66
Issued and exercised as of January 1, 2023	1,186,931	1.73
Issued and exercised as of December 31, 2023	1,186,931	1.73
Not subject to repurchase at December 31, 2023	1,088,838	1.71

Share-based compensation expenses

The total expense recognized in the consolidated statements of loss for share options granted amounted to CHF 3.6 million for the year ended December 31, 2023, CHF 0.8 million for the year ended December 31, 2022, and CHF 0.3 million for the year ended December 31, 2021. No expense was recognized during the years ended December 31, 2023 or 2022 related to restricted stock awards. For the year ended December 31, 2021 the Company recognized CHF 1.0 million of expense related to restricted stock awards. The reserve for share-based payment increased from CHF

2.0 million as of December 31, 2021 to CHF 2.8 million as of December 31, 2022, and to CHF 6.4 million as of December 31, 2023.

14.
CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

Cash and cash equivalents consist primarily of cash balances held at banks and in the currencies:

in CHF thousands	Cash and cash equivalents		Short-term financial assets
by currency	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
Swiss Franc	19,144	7,216	33,532	-
US Dollar	16,610	9,741	15,148	-
Euro	2,020	2,350	4,644	-
Iceland Krona	542	383	-	-
Other	11	96	-	-
Total	38,327	19,786	53,324	-

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

15.
LONG-TERM FINANCIAL DEBT

As of December 31, 2022, Legacy Oculis had 12,712,863 preferred shares for a nominal amount of CHF 1.4 million. These shares were divided into 1,623,793 registered "A Series" shares of CHF 0.10 each, 5,191,512 registered "B Series" of CHF 0.10 each, 5,699,813 registered "C1a Series" shares (denominated in USD) of CHF 0.10 each and 197,745 registered "C1b Series" shares (denominated in USD) of CHF 0.50 each.

All preferred shares had a liquidation preference corresponding to their respective initial purchase price. Furthermore, the "B Series" and "C Series" shares included a preferred dividend payment of 6.0% (as a compounded interest) and the corresponding deemed interest expense of CHF 1.3 million was accrued for the period from January 1 to March 2, 2023. The cumulative interest expense accrued up to December 31, 2022 amounted to CHF 17.0 million. The nominal amounts (for "A, B and C Series") and the accrued preferred dividend resulted in a long-term debt of CHF 124.8 million as of March 2, 2023.

On March 2, 2023, at closing of the Business Combination, all preferred shares of Legacy Oculis were converted into ordinary shares of Oculis at the effective exchange ratios determined in accordance with the BCA and giving effect to the accumulated preferred dividends (refer to Note 5). The movement of the long-term financial debt is shown below:

in CHF thousands
	Series A shares	Series B shares	Series C shares	Total
Balance as of December 31, 2021	8,179	48,569	56,754	113,502
Issuance of shares	-	-	2,030	2,030
Transaction costs	-	-	(54)	(54)
Interest	-	2,797	3,546	6,343
FX revaluation	-	-	628	628
Balance as of December 31, 2022	8,179	51,366	62,904	122,449
Interest	-	519	747	1,266
FX revaluation	-	-	1,087	1,087
Conversion of Legacy Oculis preferred shares into Oculis ordinary shares	(8,179)	(51,885)	(64,738)	(124,802)
Balance as of December 31, 2023	-	-	-	-

16.
SHAREHOLDERS' EQUITY
(A)
Share capital and premium

As a result of the Business Combination, the Company has retroactively restated the number of shares as of December 31, 2020, 2021 and 2022 to give effect to the Exchange Ratio under the BCA as explained in Note 5:

	Number of shares				In CHF thousands
	Legacy Oculis ordinary shares	Legacy Oculis restricted share awards	Legacy Oculis treasury shares	Oculis ordinary shares (1)	Share capital (2)	Treasury shares (2)	Share premium
Balance as of December 31, 2020 (effect of the recapitalization)	2,646,629	745,511	(114,323)	-	34	(1)	9,773
Restricted shares awards	-	441,419	-	-	4	-	872
Transaction costs	-	-	-	-	-	-	(12)
Balance as of December 31, 2021 (effect of the recapitalization)	2,646,629	1,186,930	(114,323)	-	38	(1)	10,632
Stock option exercised	61,163	-	-	-	1	-	119
Transaction costs	-	-	-	-	-	-	(9)
Balance as of December 31, 2022 (effect of the recapitalization)	2,707,792	1,186,930	(114,323)	-	39	(1)	10,742
Reorganization following Business Combination	(2,707,792)	(1,186,930)	114,323	-	(39)	1	-
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	-	-	-	3,780,399	38	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	-	-	-	16,496,603	165	-	124,637
Issuance of ordinary shares to PIPE investors	-	-	-	7,118,891	71	-	66,983
Issuance of ordinary shares under CLA	-	-	-	1,967,000	20	-	18,348
Issuance of ordinary shares to sponsor	-	-	-	2,047,302	20	-	34,843
Issuance of ordinary shares to non-redeemed shareholders				1,323,178	13	-	12,001
Reorganization	-	-	-	-	-	-	(11,352)
Transaction costs related to the business combination	-	-	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	-	-	-	3,654,234	36	-	38,143
Transaction costs related to the public offering	-	-	-	-	-	-	(3,361)
Stock option exercised	-	-	-	112,942	1	-	273
Issuance of shares in connection with warrant exercises	-	-	-	149,156	2	-	1,726
Balance as of December 31, 2023	-	-	-	36,649,705	366	-	288,162

(1) Fully paid-in registered shares with a par value of CHF 0.01

(2) Recasted Legacy Oculis shares through the date of the Business Combination

(B)
Conditional Capital

The conditional capital at December 31, 2023 amounted to a maximum of CHF 176,089.41 split into 17,608,941 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 50,000.00 through the issuance of a maximum of 5,000,000 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 78,355.44 through the issuance of a maximum of 7,835,544 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

As of December 31, 2023, 112,942 options have been exercised and associated ordinary shares have been issued using the conditional share capital for employee benefit plans (refer to Note 13). These shares were not registered yet in the commercial register as of December 31, 2023.

•
Conditional share capital for EBAC public and private warrants:

CHF 44,032.94 through the issuance of a maximum of 4,403,294 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

As of December 31, 2023, 149,156 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for EBAC public and private warrants (refer to Note 18). These shares were not registered yet in the commercial register as of balance sheet date.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

(C)
Treasury shares

The Group cancelled 100,000 treasury shares effective March 2, 2023 as a result of the Business Combination. No treasury shares were outstanding as of December 31, 2023.

(D) Capital band

The Company has a capital band between CHF 365,273.68 (lower limit) and CHF 543,684.52 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 178,410.84 by issuing up to 17,841,084 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital to the upper limit or decrease the share capital to the lower limit at any time and as often as required until March 2, 2028. In Q2 2023, 3,654,234 shares were issued from this capital band.

17.
TRADE PAYABLES, ACCRUED EXPENSES AND OTHER PAYABLES

in CHF thousands	As of December 31, 2023	As of December 31, 2022
Trade payables	(7,596)	(3,867)
Total	(7,596)	(3,867)

The increase in trade payables as of December 31, 2023 compared to prior year relates to the commencement of several clinical trials in the fourth quarter of 2023 requiring upfront invoicing by vendors.

The table below shows the breakdown of the Accrued expenses and other payables by category:

in CHF thousands	As of December 31, 2023	As of December 31, 2022
Product development related expenses	2,801	4,805
Personnel related expenses	2,301	2,249
General and administration related expenses	765	957
Other payables	81	-
Total	5,948	8,011

18.
WARRANT LIABILITIES

Pursuant to the BCA and the Warrant Assignment and Assumption Agreement executed in connection with the BCA, the Company has assumed 4,251,595 EBAC public warrants and 151,699 EBAC private warrants from EBAC, and issued 4,403,294 warrants as of March 2, 2023 with substantially the same terms. Each warrant entitles the registered holder to purchase one ordinary share at a price of CHF 9.68 or $11.50 per share, subject to certain adjustments, exercisable at any time commencing 30 days after the acquisition closing date, provided that the Company has an effective registration statement under the Securities Act covering the issuance of the ordinary shares issuable upon exercise of the warrants. This registration statement was filed with the SEC and declared effective on May 1, 2023. The warrants will expire on March 2, 2028.

As of March 2, 2023, the Company recognized the warrant liabilities at fair value of CHF 2.1 million. For the year ended December 31, 2023, the Company recognized a fair value loss in the Statement of Loss of CHF 3.4 million leading to an increase of the warrant liability up to CHF 5.4 million as of December 31, 2023. The exercise of 149,156 public warrants at a price of CHF 10.26 (average value of effective rate) or $11.50 per share for the year period ended December 31, 2023 resulted in a reduction of CHF 0.2 million to the liability, an additional CHF 1.5 million of cash and an increase of CHF 1.7 million in shareholder's equity (refer to Note 16).

The movement of the warrant liability is illustrated below:

in CHF thousands (except share number of warrants)	Warrant liabilities	Share number of outstanding public and private warrants
Balance as of January 1, 2023	-	-
Issuance of assumed warrants from EBAC	2,136	4,403,294
Fair value loss on warrant liability	3,431	-
Exercise of public and private warrants	(197)	(149,198)
Balance as of December 31, 2023	5,370	4,254,096

The number of exercised warrants abovementioned of 149,198 warrants includes 149,156 EBAC warrants exercised in 2023 and an additional number of 42 EBAC warrants that are still formally part of the Company's conditional share capital, although they will not become exercisable because of the fractional conversion rate and rounding methodology applied when converting the initial warrants from EBAC into the Company's warrants.
19.
COMMITMENTS AND CONTINGENCIES

Commitments related to Novartis license agreement

In December 2018, Oculis entered into an agreement with Novartis, under which Oculis licensed a novel topical anti-TNFα antibody, now named as Licaminlimab, or OCS-02, for ophthalmic indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from high one digit to low teens, based on sales thresholds. As of December 31, 2019, Oculis has paid in full the contractual non-refundable upfront fee of CHF 4.7 million. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 81.6 million or $97.0 million. Oculis expects to reach the first milestone payment of CHF 4.2 million or $5.0 million in 2028. Royalties are based on net sales of licensed products, depending on the sales volumes reached.

Commitments related to Accure license agreement

On January 29, 2022, the Company entered into a License Agreement with Accure for the exclusive global licensing of its OCS-05 technology. Under this agreement, Oculis licensed a novel neuroprotective drug candidate, now renamed as OCS-05, for ophthalmic and other indications (refer to Note 9). As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from one digit to low teens, based on sales thresholds. As of December 31, 2023, Oculis has paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of CHF 0.5 million. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 94.3 million or $112.1 million. In case of a commercialization, sublicense revenues will be subject to further royalty payments. The initial potential milestones under the agreement are IND approval by the U.S. FDA for the intravenous formulation of OCS-05 and completion of the first PoC clinical trial for AON for a combined amount of CHF 1.0 million or $1.2 million. These milestones are estimated to be reached toward the end of 2024 or beginning of 2025.

Commitments related to Rennes University Collaboration Research agreement

On January 31, 2022, the Company entered into a collaboration research agreement with the Rennes University and CNRS in France. This agreement is for the research of Antisense Oligonucleotide (ASO) to modulate gene expressions. As consideration for the research performed by Rennes University and CNRS, Oculis is obligated to pay a non-refundable cost contribution of CHF 0.2 million or EUR 0.2 million. As of December 31, 2023, Oculis paid a contractual non-refundable cost contribution of CHF 0.1 million or EUR 0.1 million. Following completion of the research services, the parties shall sign a commercial agreement based on predefined development and commercial milestone payments and royalties on net sales of licensed products as defined in the collaboration research agreement. Oculis has not reached any milestones or royalties thresholds. If the commercial agreement was signed by the parties and development and commercial milestone payments were reached, Oculis would be obligated to pay additional CHF 6.5 million or EUR 7.0 million and royalties ranging from low to mid-single digit percentage on net sales. In case of sublicense revenues, Oculis shall be subject to further royalty payments.

Research and development commitments

The Group conducts product research and development programs through collaborative projects that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of December 31, 2023, commitments for external research projects amounted to CHF 50.5 million, compared to CHF 13.1 million as of December 31, 2022, as detailed in the schedule below. The increase in commitments year over year is primarily due to the initiation of clinical trials in the last quarter of 2023.

in CHF thousands	As of December 31, 2023	As of December 31, 2022
Within one year	23,625	12,145
Between one and five years	26,867	978
Total	50,492	13,123

20.
RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation expenses were:

in CHF thousands	For the years ended December 31,
	2023	2022	2021
Salaries, cash compensation and other short-term benefits	3,067	3,506	3,071
Payroll expenses related to restricted share	-	-	951
Pension expense	320	227	264
Share-based compensation expense	2,543	535	251
Total	5,930	4,268	4,537

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of individuals reported as key management was reduced from 7 to 6 for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The number of individuals reported for the Board of Directors increased from 1 to 3 for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

21.
FINANCIAL INSTRUMENTS / RISK MANAGEMENT

Categories of financial instruments:

As indicated in Note 3, all financial assets and liabilities are shown at amortized cost, except for warrant liabilities that are held at fair value. The following table shows the carrying amounts of financial assets and liabilities:

in CHF thousands
Financial assets	As of December 31, 2023	As of December 31, 2022
Financial assets - non-current	45	50
Other current assets, excluding prepaids	328	166
Accrued income	876	912
Short-term financial assets	53,324	-
Cash and cash equivalents	38,327	19,786
Total	92,900	20,914

in CHF thousands
Financial liabilities	As of December 31, 2023	As of December 31, 2022
Trade payables	7,596	3,867
Accrued expenses and other payables	5,948	8,011
Lease liabilities	605	633
Warrant liabilities	5,370	-
Long-term financial debt related to preferred shares/accrued dividend	-	122,449
Total	19,519	134,960

Below is the net debt table of liabilities from financing activities:

in CHF thousands	Preferred shares	Leasing	Warrant liabilities	Total
Net debt as of December 31, 2021	(113,502)	(770)	-	(114,272)
Cashflows	(2,030)	204	-	(1,825)
Interest calculated on Series B & C shares	(6,343)	-	-	(6,343)
Transaction costs related to 2021	54	-	-	54
Interest calculated on leases	-	(45)	-	(45)
Indexation for the period	-	(70)	-	(70)
FX revaluation	(628)	48	-	(580)
Net debt as of December 31, 2022	(122,449)	(633)	-	(123,082)
Cashflows	-	200	-	200
Interest calculated on Series B & C shares	(1,266)	-	-	(1,266)
Issuance of warrants	-	-	(2,136)	(2,136)
Fair value (gain)/loss on warrant liability	-	-	(3,431)	(3,431)
Exercise of public and private warrants	-	-	197	197
Addition of US lease	-	(118)	-	(118)
Interest calculated on leases	-	(42)	-	(42)
Indexation for the period	-	(47)	-	(47)
FX revaluation	(1,087)	35	-	(1,052)
Conversion of Legacy Oculis preferred shares into Oculis ordinary shares	124,802	-	-	124,802
Net debt as of December 31, 2023	-	(605)	(5,370)	(5,975)

Fair values

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaids, accrued income, trade payables and accrued expenses and other payables approximates their fair value.

The warrant liabilities are measured at fair value on a recurring basis, refer to Note 3.

Legacy Oculis preferred shares, presented as long-term financial debt as described in Note 15, had been converted into Oculis ordinary shares. The conversion occurred in March 2023. As of December 31, 2022, the fair value of preferred shares was determined from similar or identical instruments issued by the Company. This level 2 value resulted in a fair value of CHF 115.7 million compared to a book value of CHF 122.4 million.

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

As of December 31, 2023, if the listed price of the warrants had moved by 5% with all other variables held constant, the net loss for the period would have been lower/higher by CHF 0.3 million. As of December 31, 2022, the Company did not hold any warrant liabilities.

Foreign currency risks

Since 2020, Oculis has established a presence in the U.S., France and Hong Kong with local currencies in U.S. Dollar (USD), Euro (EUR) and Hong Kong Dollar (HKD), respectively. In 2023, foreign currency risks primarily relate to cash and cash equivalents, short term financial assets, prepaid expenses, trade payables and accrued expenses denominated in U.S. Dollar and Euro, with immaterial amounts recorded in ISK and HKD.

The following table demonstrates the impact of a possible change in USD and EUR against CHF in regard to monetary assets and liabilities denominated in local functional currencies, as well as the impact of foreign currency risk on the Company's consolidated net loss:

	As of December 31, / For the years ended
in CHF thousands	2023		2022
Change in rate	Net exposure in CHF	Impact on loss	Net exposure in CHF	Impact on loss
+5.0% USD	21,667	1,083	9 577	479
-5.0% USD	21,667	(1,083)	9 577	(479)
+5.0% EUR	4,049	202	2,176	109
-5.0% EUR	4,049	(202)	2,176	(109)

Interest rate risk

The Company’s long-term financial debt, which resulted from the issuance of preferred shares as indicated in Note 15, bore a deemed interest resulting from the preferred dividend, due under certain circumstances, at a fixed rate of 6.0% per year until their conversion on March 2, 2023 in connection with the Business Combination. The other financial instruments of the Group are not bearing interest and are therefore not subject to interest rate risk.

Hedging activities

There are no hedging activities within the Group.

Credit risk

As of December 31, 2023, the maximum exposure is the carrying amount of the Company’s cash, cash equivalents and short-term financial assets are mainly held with two financial institutions, each with a high credit rating of A+ assigned by international credit-rating agencies. Management focuses on diversification strategies and monitors counterparties’ ratings to minimize exposure.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity management is performed by Group finance based on cash flow forecasts which are prepared on a rolling basis and focuses mainly on ensuring that the Group has sufficient cash to meet its operational needs. The Group’s liquidity needs have been historically satisfied through the issuance of preferred shares, the Business Combination, PIPE and CLA financings, and the follow-on offering, discussed further in Note 5.

All of the Company’s financial instruments, except long-term financial debt and the long-term portion of the lease liabilities are due within one year.

in CHF thousands	As of December 31, 2023	Less than one year	Over one year	As of December 31, 2022	Less than one year	Over one year
Trade payables	7,596	7,596	-	3,867	3,867
Accrued expenses and other payables	5,948	5,948	-	8,011	8,011	-
Long-term financial debt	-	-	-	170,988	-	170,988
Lease liability	681	210	471	743	149	594
Total	14,225	13,754	471	183,609	12,027	171,582

Long-term financial debt as of December 31, 2022 resulted from the issuance of preferred shares as indicated in Note 15.

Capital management

Since its incorporation, the Group has primarily funded its operations through capital increases, and at the current development stage, the Group frequently raises new funds to finance its projects. Refer to Notes 15 and 16 for further details.

22.
LOSS PER SHARE

As a result of the Business Combination, the Company has retroactively restated the weighted average number of outstanding shares prior to March 2, 2023 to give effect to the Exchange Ratio. The following table sets forth the loss per share calculations for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023	2022	2021
Net loss for the period attributable to Oculis shareholders - in CHF thousands	(88,802)	(38,698)	(18,552)

Weighted-average number of shares used to compute loss per share basic and diluted for the periods ended December 31, 2022 and December 31, 2021, Legacy Oculis ordinary shares	-	2,989,434	2,777,589
Exchange Ratio	-	1.1432	1.1432
Weighted-average number of shares used to compute basic and diluted loss per share for the periods ended December 31, 2022 and December 31, 2021, Legacy Oculis ordinary shares (as restated)	-	3,417,521	3,175,340
Weighted-average number of shares used to compute basic and diluted loss per share for the period ended December 31, 2023, Oculis ordinary shares	29,899,651	-	-

Basic and diluted net loss per share for the period, ordinary shares	(2.97)	(11.32)	(5.84)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

The number of potentially dilutive securities prior to the Business Combination have been adjusted by the Exchange Ratio to reflect the equivalent number in the Company.

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Share options issued and outstanding	3,096,473	1,762,949	1,289,090
Earnout options	369,737	-	-
Share and earnout options issued and outstanding	3,466,210	1,762,949	1,289,090
Restricted shares subject to repurchase	98,094	252,880	476,581
Earnout shares	3,793,995	-	-
Public warrants	4,102,397	-	-
Private warrants	151,699	-	-
Total	11,612,395	2,015,829	1,765,671

23.
SUBSEQUENT EVENTS

There are no material subsequent events to report and no events out of the ordinary course of business.