Form 20-F
period 2024-12-31
Oculis Holding AG
filed 2025-03-11
CIK 1953530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of principal executive offices)

Riad Sherif, MD

Bahnhofstrasse 20, CH-6300 Zug, Switzerland

+41-41-711-3960

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual company report: 43,662,402 Ordinary Shares and 4,018,384 Warrants to purchase Ordinary Shares.

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

Unless context otherwise requires, all references in this Annual Report on Form 20-F (the “Annual Report”) to “Oculis,” the “Company,” “we,” “us” and “our” refer to Oculis and, where appropriate, its consolidated subsidiaries. Unless otherwise stated or unless the context otherwise requires, references to “Oculis” or the “Company” are to the registrant named “Oculis Holding AG” and its subsidiaries after the consummation of the Business Combination, whereas references to “Legacy Oculis” are to Oculis SA and its subsidiaries prior to the Closing.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “may,” “might,” “will,” “could,” “would,” “should,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” “potential,” “continue,” “ongoing,” “targets”, “possible,” “project,” and “predict” and variations of such words and similar expressions are intended to identify the forward-looking statements. Forward-looking statements in this Annual Report may include, for example, statements about:

•
our financial performance;
•
the ability to maintain the listing of our Ordinary Shares and Public Warrants on the Nasdaq Global Market in the United States;
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
•
estimates regarding future revenue, expenses, capital requirements, financial condition, cash runway and need for additional financing;
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
•
changes in applicable governmental policies, laws or regulations and their impact on us; and
•
the outcome of any known and unknown litigation and regulatory proceedings.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.
[Reserved]
B.
Capitalization and indebtedness

Not applicable.

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

Summary Risk Factors

Our business is subject to a number of risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors in this section titled “Risk Factors” in Part I, Item 3.D. of this Annual Report. Set forth below is a summary list of the principal risk factors as of the date of the filing of this Annual Report:

•
We have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.
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
•
We have not yet received any marketing approvals or commercialized any pharmaceutical products, which may make it difficult to evaluate our future prospects.
•
We depend significantly on our product candidates, OCS-01, Licaminlimab (OCS-02), and Privosegtor (OCS-05), which we are developing for treatment of multiple diseases. If we are unable to complete the clinical development of any of these product candidates, if we are unable to obtain marketing approvals for any of these product candidates, or if any of these product candidates are approved and we fail to successfully commercialize the product candidate or experience significant delays in doing so, our business will be materially harmed.
•
Our product candidates may cause undesirable side effects or have other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in post-approval regulatory action.
•
The manufacture of Licaminlimab (OCS-02), a biologic, is highly complex, costly and requires substantial lead time to produce.
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
•
Even if we receive marketing approvals for OCS-01, Privosegtor (OCS-05), Licaminlimab (OCS-02), or any future product candidate, we may not be able to successfully commercialize our product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.
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
•
Our rights to develop and commercialize our technology are subject, in part, to the terms and conditions of licenses granted to us by others. In particular, we depend on licenses for development and commercialization rights to Licaminlimab (OCS-02) and Privosegtor (OCS-05). If these rights are terminated or we fail to comply with our obligations under these agreements or any other license, collaboration or other agreement, we may be required to pay damages and we could lose intellectual property rights that are necessary for the development and protection of our product candidates.
•
If we are unable to obtain, maintain, protect and enforce patent or other intellectual property protection for our current and future technology and product candidates, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.
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

Risk Factors

Risks related to our business, financial condition, capital requirements, or financial operations

We have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.

We are a late clinical stage biopharmaceutical company specializing in novel therapeutics to treat ophthalmic diseases. We commenced operations in October 2003 and formed Legacy Oculis in December 2017, have no products approved for commercial sale and have not generated any revenue from product sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. To date, we have not obtained marketing approval for any product candidates, manufactured a commercial scale product, or conducted sales and marketing activities necessary for successful product commercialization.

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

We have incurred net losses in each reporting period since our inception, including net losses of CHF 85.8 million and CHF 88.8 million for the fiscal years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had accumulated losses of CHF 285.6 million.

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
•
meet the requirements and demands of being a dual-listed public company; and
•
defend against any product liability claims or other lawsuits related to our products.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our shareholders’ deficit and working capital. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause the share price of ordinary shares to decline.

As of December 31, 2024, we had cash, cash equivalents and short-term financial assets of CHF 98.7 million. Together with the proceeds from the February 2025 underwritten offering, we believe that these cash, cash equivalents and short-term financial assets will be sufficient to enable us to fund our current operations for at least the next twelve months.

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

Our operational and financial results are subject to concentration risk. Our success will depend significantly on the development of OCS-01, Licaminlimab (OCS-02) and Privosegtor (OCS-05), their regulatory approval in a limited number of jurisdictions and their commercialization by a limited number of commercial partners. Even if we are successful in developing and commercializing all of these products, our revenue may be dependent on a limited number of products that would account for a significant majority of our revenues. This concentration risk would increase to the extent we are successful in developing and commercializing fewer products as we would be dependent on a lower number of products for the significant majority of our revenues. Unfavorable changes or the non-occurrence of certain anticipated events with respect to any of these limited number of products, jurisdictions or commercial partners may disproportionately affect our global results.

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

As of December 31, 2024, we had CHF 98.7 million in cash, cash equivalents and short-term financial assets. Although, together with the proceeds from the February 2025 underwritten offering, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our projected operations through at least the next 12 months, our estimate as to how long we expect our existing cash, cash equivalents and short-term financial assets to fund our operations is based on assumptions that may prove inaccurate, and we could use our available capital resources sooner than we currently expect. In addition, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may need to raise additional funds sooner than we anticipate if we choose to expand more rapidly than we presently foresee.

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

We are highly dependent on the research and development, clinical and business development expertise of our chief executive officer as well as other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our executive committee members, each of them may terminate their employment with us at any time.

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

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive committee members or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive committee members and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific, medical, clinical and regulatory advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We will continue to incur significant expenses and devote other significant resources and management time as a result of being a dual-listed public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will continue to incur significant legal, accounting, insurance and other expenses as a result of being a public company with shares listed both on the Nasdaq Global Market in the United States and the Nasdaq Main Market in Iceland (together, “Nasdaq”). The rules implemented by the SEC and Nasdaq in the US, the Financial Supervisory Authority and Nasdaq in Iceland, and Swiss corporate law require us to adhere to certain corporate governance practices, and these requirements may change over time. We expect that ongoing compliance with these laws, rules and regulations will continue to substantially increase our expenses as a result of being a dual-listed public company, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly. These obligations require attention from our executive officers and senior management and could divert their attention away from the day-to-day management of our business. These laws, rules and regulations and the move from a private to a public company has made, and we expect will continue to make, it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect to continue to experience a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of Ordinary Shares, fines, sanctions and other regulatory action and potentially civil litigation, which could adversely impact our business, results of operation, financial condition and the price of Ordinary Shares.

We have been and will need to continue to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2024, we had 49 employees. Additionally, we may rely on a number of temporary workers and contractors from time-to-time as needed. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial, legal and other resources. Our management may need to divert a disproportionate amount of our attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. In addition, our success depends on our ability to attract and retain a talented workforce with a specialized set of skills. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of our current and potential future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities.

Economic, financial, geopolitical, epidemiological, or other conditions could result in business disruptions which could seriously harm our future revenue and financial condition and increase our costs and expenses.

Concerns over inflation, geopolitical issues, conflicts such as the Russia-Ukraine war and the Israel-Hamas conflict, the U.S. financial markets, foreign exchange rates, capital and exchange controls, unstable global credit markets and financial conditions, supply chain disruptions and economic issues, have led to periods of significant economic instability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, and increased unemployment rates. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive. In addition, there is a risk that one or more of our current or future service providers, manufacturers, suppliers and other partners could be negatively affected by difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives. We could also be affected by new and increased tariffs between the United States and other countries, and any retaliatory tariffs by those other countries. If our activities, or those of our current or future service providers, manufacturers, suppliers and other partners, fall within the scope of any of these or other tariffs, our costs may increase significantly.

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

If our information technology systems or those of third parties with whom we work or provide our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) proprietary, confidential, and sensitive data, including personal information, intellectual property, trade secrets, protected health information, and data we collect about trial participants in connection with clinical trials (collectively, sensitive information).

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, and the third parties with whom we work, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and product development programs.

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by AI, and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. Remote work has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third parties to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, contract research organizations, data center facilities, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We have not and may not in the future, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we have (and may in the future) experienced delays in deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Certain of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. For example, we have been the target of unsuccessful phishing attempts in the past and expect such attempts will continue in the future. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, clinical trial patients, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal information); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of clinical trial data); financial loss; and other similar harms. Security incidents and attendant material consequences may delay the development of future product candidates, deter new customers from using our products in the future, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive information could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative AI technologies.

We, and the third parties with whom we work, are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other requirements related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

The global data protection landscape is rapidly evolving, and our data processing activities subject us to numerous data privacy and security obligations, such as U.S. and foreign laws, regulations, industry standards, external and internal privacy and security policies, contractual requirements, and other requirements governing the processing of personal information, including information that we collect about trial participants in connection with clinical trials in the United States and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards or requirements may have on our business. This evolution may create uncertainty in our business, affect our ability or that of third parties with whom we work to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. Any failure or perceived failure by us or a third party with whom we work to comply with applicable obligations related to data privacy and security could result in negative publicity, government investigations, enforcement actions, and claims by third parties, any of which could have a material adverse effect on our business, results of operations and financial condition.

In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws, and consumer protection laws and regulations that govern the collection, processing, use, disclosure, and protection of health-related and other personal information apply to our operations or the operations of the third parties with whom we work. For example, in the United States, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), imposes among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Entities that are found to be in violation of HIPAA, whether as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the

U.S. Department of Health and Human Services ("HHS"), may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Depending on the facts and circumstances, we could be subject to penalties if we violate HIPAA.

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

In addition, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, some of which may be more stringent, broader in scope or offer greater individual rights with respect to protected health information than HIPAA, many of which may differ from each other, thus, complicating compliance efforts. Certain states also impose stricter requirements for processing certain personal information, including sensitive personal information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to the personal information of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials and PHI, but these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties with whom we work. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

Further, we are subject to international data protection laws and regulations, including the European Union’s General Data Protection Regulation ("EU GDPR") and the United Kingdom’s GDPR (“UK GDPR”) (collectively, “GDPR”), which applies to health-related and other personal data obtained outside of the United States and imposes strict requirements for collection, control, sharing, disclosure, transfer, use and other processing of the personal data of individuals located in the European Economic Area (“EEA”) and United Kingdom (“UK”), including clinical trial data, as well as potential fines for noncompliant companies. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

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

In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the UK have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. On June 28, 2021, the European Commission adopted an adequacy decision permitting flows of personal data between the EU and the UK to continue without additional requirements. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision and remains under review by the European Commission during this period. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EU standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and

the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations. Regulators in the United States such as the Department of Justice are also increasingly scrutinizing certain personal data transfers and have proposed and may enact certain data localization requirements, for example, the Biden Administration’s executive order Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.

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

The Network and Information Security Directive (“NIS2”) regulates resilience and incident response capabilities of entities operating in a number of sectors, including the health sector. Non-compliance with NIS2 may lead up to administrative fines of a maximum of 10 million Euros or up to 2% of the total worldwide revenue of the preceding fiscal year.

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

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and, we are, and may become in the future, subject to such obligations. We are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, concerning data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Compliance with applicable United States and foreign data protection, privacy and security laws, regulations and standards could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our ability, or our that of third parties with whom we work, to operate in certain jurisdictions. Each of these constantly evolving laws can also be subject to varying applications and interpretations, which may be inconsistent or conflict among jurisdictions. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations.

If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation (including class-action claims) and mass arbitration demands, additional reporting requirements and/or oversight, bans or restrictions on processing personal information, orders to destroy or not use personal information, imprisonment of company officials, and/or adverse publicity, and could negatively affect our operating results and business. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Moreover, patients about whom we or our partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with applicable data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend, interrupt or stop our business operations (including, as relevant, our clinical trials), limit our ability to develop or commercialize our products, and result in adverse publicity that could materially harm our business.

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

The terms of our loan facility place restrictions on our operating and financial flexibility.

On May 29, 2024, we entered into an agreement for a loan facility (the “Loan Agreement”) with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by BlackRock, Inc. The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to the EUR equivalent of CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million, CHF 20.0 million and CHF 10.0 million, respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to us if mutually agreed in writing by us and the Lender. See Note 5 of our consolidated financial statements for additional information about the Loan Agreement.

The Loan Agreement contains certain representations and warranties, affirmative covenants, negative covenants, events of default and other provisions and conditions that are customarily required for similar financings. Failure to maintain compliance with covenants under the Loan Agreement would result in an event of default under the Loan Agreement, which could result in enforcement action, including acceleration of amounts due under the Loan Agreement. In the event there is an acceleration of our liabilities under the Loan Agreement as a result of an event of default or otherwise, we may not have sufficient funds or may be unable to arrange for additional financing to repay the liabilities or to make any accelerated payments, and the Lender could seek to enforce security interests in the collateral securing the Loan Agreement, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, our obligations in connection with the Loan Agreement could have additional significant adverse consequences, including, among other things:

•
restricting our activities, including limitations on transferring certain of our assets, engaging in certain transactions, terminating certain agreements, incurring certain additional indebtedness, creating certain liens, paying cash dividends or making certain other distributions and investments;
•
limiting our flexibility in planning for, or reacting to, changes in our business and our industry;
•
placing us at a possible competitive disadvantage compared to our competitors who have a smaller amount of debt (if we decide to draw down on the loan) or competitors with comparable debt at more favorable interest rates; and
•
limiting our ability to borrow additional amounts for working capital, capital expenditures, research and development (“R&D”) efforts, acquisitions, debt service requirements, execution of our business strategy and other purposes.

Any of these factors could materially and adversely affect our business, financial condition and results of operations.

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

The success of our business, including our ability to finance and generate revenue in the future, primarily depends on the successful development, regulatory approval and commercialization of OCS-01, Privosegtor (OCS-05) and

Licaminlimab (OCS-02). The clinical and commercial success of our product candidates depends on a number of factors, including the following:

•
We are a clinical-stage biopharmaceutical company with no approved products. We have not yet successfully commercialized any pharmaceutical products, which may make it difficult to evaluate our future prospects.
•
Our innovations to the treatments of retinal diseases, dry eye and acute optic neuritis are unproven, and we do not know whether we will be able to successfully develop these products.
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
•
Our business depends on the successful development and commercialization of OCS-01, Privosegtor (OCS-05), Licaminlimab (OCS-02), and our other pipeline product candidates. To the extent these pipeline products are not commercially successful, our business, financial condition, and results of operations may be adversely affected.
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
•
The manufacturing of Licaminlimab (OCS-02), a biologic, and certain of our other product candidates are complex and highly regulated, and there are particular risks associated with manufacturing the products to commercial scale, including our reliance on third parties and the risk that we will not have sufficient quantities of our products or product candidates or such quantities at an acceptable cost, which could delay, prevent or impair the commercialization or development efforts.
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

OCS-01 is designed to deliver therapeutic drug levels to the retinal tissue by a topical route of administration as an eye drop formulation. There are currently no FDA-approved therapies that treat retinal diseases by a topical route of administration. Our future success partially depends on the successful development of OCS-01 which is based on this novel therapeutic approach. We have not yet obtained marketing approval of any product candidate. In Stage 2 of our DIAMOND Phase 3 clinical trial in Diabetic Macular Edema ("DME"), OCS-01 may not demonstrate in patients any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of OCS-01.

Our potential approach to use Licaminlimab (OCS-02) for the treatment of dry eye disease in patients identified with a biomarker is unproven, and we do not know whether we will be able to successfully confirm the role of the biomarker and successfully develop OCS-02.

Licaminlimab (OCS-02) is in development for treating ophthalmic diseases including dry eye disease. One of our potential strategies for OCS-02 is also to develop it for patients identified with a biomarker to predict patients that may respond well to OCS-02 treatment. There are currently no FDA-approved therapies that treat dry eye disease in this “precision medicine” approach. If we choose to utilize this biomarker strategy, then our future success partially depends on the successful development of both OCS-02 and a companion diagnostic for the biomarker and our ability to demonstrate that patients with that biomarker are likely to respond well to OCS-02 treatment. We have not yet demonstrated efficacy and safety for OCS-02 or any other product candidates in patients with or without a biomarker in a pivotal trial or obtained marketing approval of any of our product candidates. OCS-02 may not demonstrate in patients with or without the biomarker any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of OCS-02.

Our approach to the treatment of ophthalmic disease with Privosegtor (OCS-05) is unproven, and we do not know whether we will be able to successfully develop Privosegtor (OCS-05).

Privosegtor (OCS-05) is intended to prevent or reverse nerve damage (“neuroprotection”) in ophthalmic diseases in which patients lose vision due to nerve damage. There are currently no FDA-approved therapies that treat ophthalmic diseases in this “neuroprotective” way. Our future success partially depends on the successful development of Privosegtor (OCS-05) which is based on this novel therapeutic approach. Although Privosegtor (OCS-05) demonstrated its potential as a novel neuroprotective product candidate in acute optic neuritis in the positive Phase 2 ACUITY trial results announced in January 2025, we have not yet demonstrated efficacy and safety for Privosegtor (OCS-05) or any other product candidates in a pivotal trial or obtained marketing approval of any product candidate. Privosegtor (OCS-05) may not demonstrate in patients any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of Privosegtor (OCS-05).

We have not yet received any marketing approvals or commercialized any pharmaceutical products, which may make it difficult to evaluate our future prospects.

Our operations to date have been limited to financing and staffing our company, developing our technology and conducting preclinical research as well as Phase 1, Phase 2 and Phase 3 clinical trials for our product candidates. We have not yet demonstrated an ability to obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by clinical-stage biopharmaceutical companies such as ours. Any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We depend significantly on our product candidates, OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02) which are being developed for the treatment of multiple diseases. If we are unable to complete the clinical development of any of these product candidates, if we are unable to obtain marketing approvals for any of these product candidates, or if any of these product candidates are approved and we fail to successfully commercialize the product candidate or experience significant delays in doing so, our business will be materially harmed.

We depend significantly on the success of our lead product candidate, OCS-01, which we are developing for the treatment of patients with DME, for the treatment of patients with pain or inflammation following ocular surgery and for the treatment of patients with Cystoid Macular Edema ("CME"). In addition, we also depend on the success of OCS-02, which we are developing for the treatment of Dry Eye Disease ("DED") and on the success of Privosegtor (OCS-05), which we are initially developing for the treatment of acute optic neuritis.

We have invested a significant portion of our efforts and financial resources in the development of OCS-01 for the treatment of patients with DME as well as for the treatment of patients with pain or inflammation following ocular surgery. Despite consultation with regulatory agencies, no assurance can be provided that the FDA or non-U.S. regulatory agencies would consider the Phase 3 DIAMOND clinical trials to be sufficient to serve as the basis for approval in DME, or that the completed Phase 3 OPTIMIZE trial for inflammation and pain following cataract surgery will be adequate to support a New Drug Application (NDA) submission, with such a final determination only made by the FDA or non-U.S. regulatory agencies following review of the NDA.

We cannot accurately predict when or if any of our product candidates will prove effective or safe in humans or whether these product candidates will receive marketing approval. Our ability to generate product revenues sufficient to achieve profitability will depend heavily on our obtaining marketing approval for and commercializing OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02).

The success of OCS-01, Privosegtor (OCS-05), Licaminlimab (OCS-02), and other product candidates will depend on many factors, including:

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
•
whether we are required by the FDA or similar non-U.S. regulatory agencies to conduct additional studies beyond those planned to support the approval and commercialization of OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02);
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

The results from the prior preclinical studies and clinical trials for OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02) may not necessarily be predictive of the results of future clinical trials. Even if we are able to complete our planned clinical trials of our product candidates according to our current development timelines, the results from our prior clinical trials of our product candidates may not be replicated in these future trials. Many companies in the pharmaceutical and biotechnology industries (including those with greater resources and experience than us) have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless have failed to obtain FDA or non-U.S.-regulatory authority approval. If we fail to produce positive results in our clinical trials of any of our product candidates, the development timelines, regulatory approvals and commercialization prospects for our product candidates, as well as our business and financial prospects, would be adversely affected. For example, in May 2023, we announced topline data for Stage 1 of the DIAMOND Phase 3 clinical trial of OCS-01 in DME. Although OCS-01 met the primary and secondary endpoints in Stage 1 of the DME trial with robust statistical significance, there is no guarantee that these results will be replicated in Stage 2, which is the pivotal part of the trial.

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

Some of our clinical data results come from previous trials of less than 100 patients each, including a Phase 2a clinical trial of Licaminlimab (OCS-02) for the treatment of DED, a Phase 2a clinical trial of OCS-02 for the treatment of non-infectious anterior uveitis, and a Phase 2 first-in-patient trial of Privosegtor (OCS-05), making it difficult to predict whether the favorable results from such trials will be repeatable in larger, more advanced clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

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

For example, in August 2024, we announced that we were closing the Phase 3 OPTIMIZE-2 trial of OCS-01 due to a third party administrative error which affected the conduct of the trial and prevents analysis of trial results.

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

Unforeseen side effects varying in severity (from minor reactions to death) and frequency (infrequent or prevalent) from OCS-01, Licaminlimab (OCS-02), or Privosegtor (OCS-05) could arise either during clinical development or, if approved, after marketing. Undesirable side effects could cause us, any partners with which we may collaborate, or regulatory agencies to interrupt, extend, modify, delay or halt clinical trials and could result in a more restrictive or narrower label or the delay or denial of regulatory approval by the FDA or comparable foreign agencies.

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

If OCS-01, Privosegtor (OCS-05) or Licaminlimab (OCS-02) or any of our other product candidates are associated with SAEs or other undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the SAEs, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

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

The topline results that we report may differ significantly from the final results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. As a result, topline and interim data from clinical trials are subject to the risk that one or more of the reported clinical outcomes may materially change, and should be viewed with caution until the final data are available. For example, in June 2024, we announced topline data for our Phase 2b RELIEF clinical trial of Licaminlimab (OCS-02) in DED and in January 2025, we announced topline results from the Phase 2 ACUITY proof-of-concept clinical trial of Privosegtor (OCS-05) in acute optic neuritis. These topline results may differ from the final results of the RELIEF and ACUITY trials. As a result, topline and interim data from clinical trials are subject to the risk that one or more of the reported clinical outcomes may materially change, and should be viewed with caution until the final data are available. If the preliminary or topline data that we report differ from the final results, or if others, including regulatory agencies, disagree with our conclusions, then our ability to obtain approval for, and to successfully commercialize our product candidates may be harmed, which could materially affect our business, financial condition, results of operations and growth prospects.

We may encounter substantial delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an IND, or a clinical trial application ("CTA"), will result in the FDA or comparable non-U.S. regulatory agencies, or any other regulatory authority as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful.

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

We rely on, and expect to continue to rely on, third-party CROs to conduct and oversee our clinical trials and other aspects of product development. We also expect to rely on various medical institutions, clinical investigators and contract laboratories to conduct our trials in accordance with our clinical protocols and applicable regulatory requirements, including the FDA’s regulations and good clinical practice, or GCP requirements, and equivalent non-U.S. and international standards, which are international standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and national, supranational, and state regulations governing the handling, storage, security and recordkeeping for drug and biologic products. These CROs and other third parties are expected to play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. We expect to rely heavily on these parties for the execution of our clinical trials and preclinical studies and will control only certain aspects of their activities. We and our CROs and other third-party contractors will be required to comply with GCP and good laboratory practice ("GLP"), requirements, which are regulations and guidelines enforced by the FDA and comparable non-U.S. regulatory agencies. Regulatory agencies enforce these GCP and GLP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP and GLP requirements, or reveal noncompliance from an audit or inspection, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other comparable non-U.S. regulatory agencies may require us to perform additional clinical trials before approving our or our partners’ marketing applications. We cannot provide assurance that upon inspection by a given regulatory authority, such regulatory authority will determine whether or not any of our clinical or preclinical trials comply with applicable GCP and GLP requirements. In addition, our clinical trials generally must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations and policies may require us to repeat or terminate clinical trials, which would delay the regulatory approval process, and adversely affect our operations.

For example, in August 2024, we announced that we were closing the Phase 3 OPTIMIZE-2 trial of OCS-01 due to a third party administrative error which affected the conduct of the trial and prevented analysis of trial results.

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

Any government investigation of alleged violations of law or regulations could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is suspended, varied or withdrawn, the value of us and our operating results will be adversely affected. The U.S. Supreme Court’s June 2024 decision in Loper Bright Enterprises v. Raimondo overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and guidance issued by federal agencies, including the FDA, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action or as a result of legal challenges, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our business could be materially harmed.

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

In order to conduct clinical trials of our product candidates, or supply commercial products, if approved, we need to manufacture them in small and large quantities. The manufacturing processes for Privosegtor (OCS-05) and Licaminlimab (OCS-02) have never been tested at commercial scale, and the process validation requirement (the requirement to consistently produce the active pharmaceutical ingredient used in these drug candidates in commercial quantities and of specified quality on a repeated basis and document our ability to do so) for each of OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02), and has not yet been satisfied. Our manufacturing partners may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of our product candidates may be delayed or become infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business. The same risks would apply to any internal manufacturing facilities, should we in the future decide to build internal manufacturing capacity.

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

Various steps in the manufacture of our product candidates may need to be sole-sourced. In accordance with cGMP, changing manufacturers may require the re-validation of manufacturing processes and procedures, and may require further clinical trials to show comparability between the materials produced by different manufacturers. Changing our current or future CMOs may be difficult for us and could be costly, which could result in our inability to manufacture our product candidates for an extended period of time and therefore a delay in the development of our product candidates. Further, in order to maintain our development time lines in the event of a change in our CMOs, we may incur significantly higher costs to manufacture our product candidates.

The manufacture of Licaminlimab (OCS-02), a biologic, is highly complex, costly and requires substantial lead time to produce.

Manufacturing Licaminlimab (OCS-02), a biologic, involves complex processes, including developing cells or cell systems to produce the biologic, growing large quantities of such cells, and harvesting and purifying the biologic produced by them. These processes require specialized facilities, highly specific raw materials and other production constraints. As a result, the cost to manufacture a biologic is generally far higher than traditional small molecule chemical compounds, and the biologics manufacturing process is less reliable and is difficult to reproduce. Because of the complex nature of this product candidate, we need to oversee manufacture of multiple components that require a diverse knowledge base and specialized personnel.

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

The commercial successes of OCS-01, Privosegtor (OCS-05) or Licaminlimab (OCS-02), if approved, will depend significantly on attaining broad adoption and use of the products by physicians and patients for approved indications, and any of these product candidates may not be commercially successful even if shown to be effective in clinical trials. The degree and rate of physician and patient adoption of a product, if approved, will depend on a number of factors, including but not limited to:

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

Even if we receive marketing approvals for OCS-01, Privosegtor (OCS-05), Licaminlimab (OCS-02), or any future product candidate, we may not be able to successfully commercialize our product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.

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

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. For example, high-expenditure, single-source products that have been on the market for at least 7 years can become subject the HHS drug price negotiation program under the recently enacted Inflation Reduction Act (“IRA”). Thus far, HHS has negotiated prices that range from 38 to 79 percent below their non-negotiated price levels; these negotiated prices go into effect in January 2026. Each year thereafter more products will become subject to the HHS price negotiation program. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

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

The DED market is already served by multiple approved products, such as cyclosporine ophthalmic emulsion and solution, lifitegrast ophthalmic solution, loteprednol etabonate ophthalmic suspension, varenicline solution and perfluorohexyloctane ophthalmic solution. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. This, as well as the emerging development of generics, may make it difficult to convince these parties to switch to Licaminlimab (OCS-02). Companies that we are aware are commercializing or are developing therapeutics for DED include large companies with significant financial resources, such as Abbvie (Allergan), Bausch + Lomb, Alcon, Sun Pharmaceuticals and Viatris, among others. In addition, over the counter products are currently available for the treatment of DED which may impact sales of our products.

The glaucoma market is already served by multiple approved drug classes to reduce elevated intraocular pressure ("IOP"), such as Alpha Agonists, Beta Blockers Carbonic Anhydrase Inhibitors, Cholinergic (Myotic), Prostaglandin Analogs, Rho Kinase Inhibitors and combination products, however no drug for neuroprotection has been approved so far. These drugs are well established therapies with multiple generics in the market and are widely accepted by physicians, patients and third-party payors. Privosegtor (OCS-05) is not meant to replace IOP lowering but rather be an add-on to IOP lowering to tackle neuroprotection. Companies that we are aware are commercializing or are developing therapeutics for glaucoma include large companies with significant financial resources, such as Novartis, Abbvie (Allergan), Bausch + Lomb, Alcon, Akorn, Teva Pharmaceuticals, Pfizer, Merck and Sun Ophthalmics among others.

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

In addition, our ability to compete may be affected in many cases by insurers or other third-party payors, including Medicare and equivalent foreign health insurance programs, seeking to encourage the use of generic products. For example, a generic version of Restasis® to treat DED received FDA approval and was launched in 2022. Generic products are generally offered at lower prices than branded products, and consequently, after the introduction of a generic competitor, a significant percentage of the sales of any branded product may be lost to the generic product. Accordingly, competition from generic products could have a material adverse impact on our ability to successfully commercialize Licaminlimab (OCS-02) for DED or any other product candidate or indication, if approved, or negatively impact sales or pricing of our products or our ability to gain market acceptance or market share.

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

We do not currently have, nor do we plan to acquire, the infrastructure or capability to supply, store, manufacture or distribute preclinical, clinical or commercial quantities of drug substances or products. Additionally, we have not entered into a long-term commercial supply agreement to provide us with such drug substances or products. As a result, our ability to develop our product candidates is dependent, and our ability to supply our products commercially will depend, in part, on our ability to obtain the active pharmaceutical ingredients (“APIs”), and other substances and materials used in our product candidates successfully from third parties and to have finished products manufactured by third parties in accordance with regulatory requirements and in sufficient quantities for preclinical and clinical testing and commercialization. If we fail to develop and maintain supply and other technical relationships with these third parties, and if we are unable to seek suitable replacements in a timely manner or at all, we may face delays or be unable to continue to develop or commercialize our products and product candidates.

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

Our rights to develop and commercialize our technology are subject, in part, to the terms and conditions of licenses granted to us by others. In particular, we depend on licenses for development and commercialization rights to Privosegtor (OCS-05) and Licaminlimab (OCS-02). If these rights are terminated or we fail to comply with our obligations under these agreements or any other license, collaboration or other agreement, we may be required to pay damages and we could lose intellectual property rights that are necessary for the development and protection of our product candidates.

We currently and may in the future license from third parties certain intellectual property relating to current and future product candidates. For example, we are party to various license agreements, including with Accure and Novartis, that we depend on for rights to Privosegtor (OCS-05) and Licaminlimab (OCS-02), respectively. These agreements impose, and other potential agreements we may enter into with third parties may impose, diligence, development and commercialization timelines and milestone payment, royalty, insurance and other obligations on us. Under the Novartis Agreement (as defined below) and Accure Agreement (as defined below), for example, we are obligated to make payments to the counterparty upon us achieving certain development or commercialization milestones and to make royalty payments to Accure and Novartis on net product sales of Privosegtor (OCS-05) and Licaminlimab (OCS-02), respectively.

We also have diligence and development obligations under the Novartis Agreement and Accure Agreement. Generally, these diligence obligations require us to use commercially reasonable efforts to develop, manufacture, seek regulatory approval for and commercialize the licensed products. If we fail to comply with our obligations under current or future license agreements, use the licensed intellectual property in an unauthorized manner or otherwise breach a license agreement, our counterparties may have the right to terminate these agreements, in which event we might not have the rights or the financial resources to develop, manufacture or market any licensed product that is covered by these agreements. Future counterparties also may have the right to convert an exclusive license to non-exclusive in the territory in which we fail to satisfy our diligence obligations, which could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, seek alternative sources of financing or cause us to lose our rights under these agreements, including our rights to Privosegtor (OCS-05), Licaminlimab (OCS-02) or other important intellectual property or technology. Any of the foregoing could prevent us from commercializing Privosegtor (OCS-05) or Licaminlimab (OCS-02) or cause a competitor to gain access to the licensed technology, which could have a material adverse effect on our operating results and overall financial condition.

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

For example, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (or collectively, the “ACA”), substantially affects the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA contains provisions that can reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. There have been extensive judicial, Congressional and executive branch challenges to certain aspects of the ACA, as well as efforts and proposals to revise or repeal the law and its application, to control the prices at which pharmaceutical products are sold, and to implement other healthcare reform measures. For example, on August 16, 2022, the IRA was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. Such efforts can be expected to continue in the future, but it is unclear what measures will be enacted or implemented, or how they might affect our business.

In addition, other legislative and administrative changes have been adopted in the United States in recent years, and others continue to be proposed. These changes include reductions to payments made under the Medicare program. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single source drugs covered under Medicare that have been on the market for at least seven years, (the “Medicare Drug Price Negotiation Program”), and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions took effect progressively starting in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product. It is unclear how any health reform measures of the second Trump administration will impact the implementation of the IRA. Further, on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

Additional health reform measures may continue and affect our business in unknown ways, particularly given the recent change in administration. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, the Centers for Medicare & Medicaid Services ("CMS"), and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may include, for example, directives to reduce agency workforce, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan, and directing certain federal agencies to enforce existing law regarding hospital and price plan transparency and by standardizing prices across hospitals and health plans. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA. These recent laws, administrative decisions and proposals, and any new ones that follow, may result in additional reductions in Medicare payments and other healthcare funding, which could have a material adverse effect on customers for our products and product candidates, if approved, and accordingly, on our results of operations.

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

In the European Union and other countries, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. As an example, the regulatory landscape related to clinical trials in the EU has evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR permits trial sponsors to make a single submission to both the competent authority and an ethics committee in each EU member state, leading to a single decision for each EU member state. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment of some elements of the application by all EU member states in which the trial is to be conducted, and a separate assessment by each EU member state with respect to specific requirements related to its own territory, including ethics rules. Each EU member state’s decision is communicated to the sponsor through a centralized EU portal, the Clinical Trial Information System, or CTIS. The CTR foresaw a three-year transition period. that ended on January 31, 2025. Since this date, all new or ongoing trials are subject to the provisions of the CTR.

In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or at the EU member state level may result in significant additional requirements or obstacles that may increase our operating costs. In many EU member states, healthcare budgetary constraints have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. This could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. Moreover, in the European Union, some EU member states may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product to currently available therapies. This Health Technology Assessment ("HTA"), which is currently governed by the national laws of the individual EU member states, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal product will often influence the pricing and reimbursement status granted to these products by the competent agencies of individual EU member states. On December 15, 2021, the Health Technology Regulation ("HTA Regulation"), was adopted. The HTA Regulation is intended to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. The HTA Regulation, which began to apply on January 12, 2025, through a phased implementation, is intended to harmonize the clinical benefit assessment of HTA across the European Union.

In addition, on April 26, 2023, the European Commission adopted a proposal for a new Directive and Regulation to revise the existing pharmaceutical legislation and on April 10, 2024, the Parliament adopted its related position. The proposed revisions remain to be agreed and adopted by the European Council. Moreover, on December 1, 2024, a new European Commission took office. The proposal could, therefore, still be subject to revisions. If adopted in the form proposed, the recent European Commission proposals to revise the existing EU laws governing authorization of medicinal products may result in a decrease in data and market exclusivity opportunities for our product candidates in the EU. We cannot be sure whether additional legislative changes will be enacted, or whether FDA, European Union, or other jurisdictions’ regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by, for example, United States Congress of the FDA approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

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

We may not be able to obtain orphan drug designation or exclusivity for our current or future product candidates, and even if we do, that designation may not provide an expedited development or regulatory review or approval process and any orphan drug exclusivity we may receive for approved products may not prevent the FDA or the European Commission from approving other competing products.

We received orphan drug designation from the FDA and the European Commission for Privosegtor (OCS-05) for the treatment of acute optic neuritis. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition. A similar regulatory scheme governs approval of orphan product candidates by the European Commission in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission (as applicable) from approving another marketing authorizations application for another similar product candidate for the same orphan therapeutic indication for that time period. The applicable period is seven years in the United States and ten years in the European Union (which can be extended to 12 years if the sponsor complies with an agreed upon pediatric investigation plan). The exclusivity period in the European Union can be reduced to six years if at the end of the fifth year it is determined that a product no longer meets the criteria for orphan designation, including if the product is sufficiently profitable so that market exclusivity is no longer justified.

In order for the FDA to grant orphan drug exclusivity to one of our current or future product candidates, the agency must find that the product candidate is indicated for the treatment of a condition or disease that affects fewer than 200,000 individuals in the United States or that affects 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product candidate available for the disease or condition will be recovered from sales of the product in the United States. The FDA may conclude that the condition or disease for which we seek orphan drug exclusivity does not meet this standard. Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different product candidates can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same product candidate for the same condition if the FDA concludes that the later product candidate is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care compared with the product that has orphan exclusivity. Orphan drug exclusivity may also be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of the patients with the rare disease or condition.

The FDA may reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. In addition, the European Commission introduced a legislative proposal in April 2023 that, if implemented, could reduce the current 10-year marketing exclusivity period in the EU for certain orphan medicines. Depending on what changes the FDA and the European Commission may make to its orphan drug regulations and policies, our business could be adversely impacted.

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

The ability of the FDA and comparable non-U.S. regulatory agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, their ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes, and other events that may otherwise affect the ability of the FDA and comparable non-U.S. regulatory agencies to perform routine functions. Average review times at the FDA and comparable non-U.S. regulatory agencies have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, other agencies and comparable non-U.S. regulatory agencies, including government budget and funding levels, statutory, regulatory, and policy changes, layoffs, their ability to hire and retain key personnel as well as impacts resulting from broader market conditions may affect the such agency’s ability to perform routine functions thereby extending the time necessary for new product candidates or modifications to be cleared, or approved products to be reviewed and approved by necessary government agencies. Over the last several years, the U.S. government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA or other regulatory authorities is reduced, priorities change, a prolonged government shutdown occurs, or current or future global health concerns prevent the FDA or other regulatory authorities from conducting regulator inspections, reviews or other activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at the U.S. Department of HHS, FDA, Center for Medicare and Medicaid Services and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business and could affect the FDA’s relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs, which could have a material adverse effect on our business.

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

The Swiss rules that require investors to disclose their interest in a company if they reach, exceed or fall below certain ownership thresholds only applies to issuers that have a listing (including a secondary listing) for their equity securities in Switzerland. Since the ordinary shares are listed exclusively on the United States Nasdaq Global Market and the Nasdaq Iceland Main Market, the disclosure obligations regarding major shareholdings according to art. 120 of the

Swiss Financial Markets Infrastructure Act and its implementing provisions do not apply to us. Likewise, the Swiss takeover regime does not apply to us. In particular, the duty to make a mandatory bid offer for all outstanding listed equity securities of a company by any person or group of persons that acquires more than one third of a company’s voting rights does not apply to us. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because the ordinary shares are listed exclusively on the United States Nasdaq Global Market and the Nasdaq Iceland Main Market, are not applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive committee members or members of our board of directors.

We are a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Zug, Switzerland, and the majority of its assets are located within Switzerland. Moreover, a number of our directors and executive committee members are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or upon such persons, or to enforce judgments obtained against us or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.

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

Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company that shareholders may consider favorable, including transactions in which its shareholders may receive a premium for their shares. Our articles of association include provisions that:

•
in certain cases, allow our board of directors to place such number of new ordinary shares corresponding to up to 22,721,850 ordinary shares (capital band) and to place rights to acquire such number of new shares corresponding to up to an additional 6,750,000 of new ordinary shares (conditional capital for bonds and similar debt instruments) respectively, of the expected outstanding share capital, with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
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

We are a foreign private issuer. As a result, in accordance with U.S. Nasdaq Listing Rule 5615(a)(3), we may choose, and have chosen, to comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of the Nasdaq.

Swiss law does not require that a majority of our board of directors consist of independent directors. Its board of directors therefore may include fewer independent directors than would be required if we were subject to U.S. Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to U.S. Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

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

Our articles of association provide for an independent proxy elected by its shareholders, who may represent its shareholders of record at a general meeting of shareholders, and it must provide shareholders of record with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies, thus our practice may vary from the requirement of U.S. Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of U.S. Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

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

We are a foreign private issuer and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (i) a majority of its ordinary shares must be either directly or indirectly owned of record by non-residents of the United States; or (ii) (a) a majority of its executive officers or directors may not be United States citizens or residents, (b) more than 50.0% of its assets cannot be located in the United States, and (c) its business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Among other things, we would be required under current SEC rules to prepare its financial statements in accordance with generally accepted accounting principles in the United States, rather than IFRS Accounting Standards, which would involve significant time and cost and could result in variations, which could be material, between historical financial results reported under IFRS Accounting Standards and as reported under U.S. GAAP. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we lose our foreign private issuer status and are unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing our operations, we could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of our securities in the United States. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of Zug and the Canton of Vaud, have abolished the cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in Zug, Canton of Zug and Lausanne, Canton of Vaud, can change from time to time. The standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2024 in Zug, Canton of Zug will be approximately 11.9% and in Lausanne (Lausanne), Vaud will be approximately 14.0%.

Core elements of the Organisation for Economic Co-operation and Development (“OECD”) minimum tax rate rules (referred to as the Pillar Two rules) have been implemented in Switzerland by means of an ordinance. The people and cantons approved the necessary constitutional amendment in a popular vote on June 18, 2023. During its meeting on December 22, 2023, the Federal Council decided to implement the minimum tax rate with the introduction of a supplementary tax, Qualified Domestic Minimum Top-up Tax (“QDMTT”) in Switzerland as from January 1, 2024. On September 4, 2024, the Federal Council decided to bring the international supplementary tax under the income inclusion rule (“IIR”) into force with effect from 1 January 2025. The introduction of the Under-Taxed Payment Rule (“UTPR”) has been postponed to a later date. Within six years, the Federal Council must additionally submit to the Swiss Parliament a federal act that replaces the ordinance. Based on our current understanding of the minimum revenue thresholds, we currently expect to be outside the scope of the Pillar Two rules (including both QDMTT and IIR), but could fall within their scope in the future, which could increase our tax obligations and compliance costs.

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

Risks Related to Ownership of our Ordinary Shares and Warrants and our Status as a Dual-Listed Public Company

We have and will continue to incur increased costs as a result of operating as a dual-listed public company, and our management will devote substantial time to new compliance initiatives.

We have and will continue to incur significant legal, accounting and other expenses, and these expenses may increase even more if and when we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. As a company listed on the Nasdaq Iceland Main Market, we are subject to reporting requirements under various Icelandic laws, including those implementing EU legislation. This includes, but is not limited to, Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, on market abuse (“MAR”) and the Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (the “Transparency Directive”). Our management and other personnel have and will need to devote a substantial amount of time to these reporting compliance initiatives. Moreover, we expect that compliance with these rules and regulations will continue to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. The increased costs have and will increase our net loss. For example, we expect these rules and regulations will continue to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or executive committee.

Our management has limited experience in operating a public company.

Our executive committee members have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage a public company that is and will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities. This in turn may result in less time being devoted to our management and growth. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States and Iceland. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States and Iceland may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a dual-listed public company, which will increase our operating costs in future periods.

The market price and trading volume of our Ordinary Shares and Public Warrants may be volatile and could decline significantly, and may make it more difficult for you to sell your Ordinary Shares.

The United States Nasdaq Global Market, on which our Ordinary Shares and Public Warrants are listed under the symbols OCS and OCSAW, respectively, and the Nasdaq Iceland Main Market on which our Ordinary Shares trade under the symbol OCS, have from time to time experienced significant price and volume fluctuations. The market price of Ordinary Shares and Public Warrants may be volatile and could decline significantly. Generally, securities of biopharmaceutical companies tend to be volatile and experience significant price and volume fluctuations.

In addition, the trading volume in Ordinary Shares and Public Warrants may fluctuate and cause significant price variations to occur. The average trading volume of our Ordinary Shares traded per day from January 1, 2024 to December 31, 2024 on the Nasdaq Global Market was approximately 36,804 shares per day. The average trading volume of our Ordinary Shares can be very sporadic and may impair the ability of holders of our Ordinary Shares to sell their shares at the time they wish to sell them or at a price that they consider reasonable. A low trading volume may also reduce the fair market value of our Ordinary Shares. Also, due to the low volume of shares traded on any trading day, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. Accordingly, there can be no assurance that the price of our Ordinary Shares will reflect our actual value. There can be no assurance that the daily trading volume of our Ordinary Shares will increase or improve.

We cannot assure you that the market price of the Ordinary Shares and Public Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•
the realization of any of the risk factors presented in this annual report;
•
actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, liquidity or financial condition;
•
additions and departures of key personnel;
•
failure to comply with the requirements of the United States Nasdaq Global Market or Nasdaq Iceland Main Market;
•
failure to comply with the Sarbanes-Oxley Act or other laws or regulations in the United States, Switzerland and Iceland;
•
future issuances, sales or resales, or anticipated issuances, sales or resales, of our Ordinary Shares;
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

The dual listing of our ordinary shares may adversely affect the liquidity and value of those ordinary shares.

Our ordinary shares are listed on the United States Nasdaq Global Market and on the Nasdaq Iceland Main Market. The trading of our ordinary shares in these markets takes place in different currencies (U.S. dollars on Nasdaq U.S. and Icelandic Krona on Nasdaq Iceland), at different times (resulting from different time zones, different trading days and different public holidays in the United States and Iceland) and with different settlement mechanics. The trading prices of ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of ordinary shares on Nasdaq Iceland could cause a decrease in the trading price of ordinary shares on Nasdaq U.S. and vice versa. Investors could seek to sell or buy ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and ordinary shares available for trading on the other exchange. Further, the dual listing of ordinary shares may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for ordinary shares in the United States.

The listing of ordinary shares on Nasdaq Iceland Main Market may result in increased additional compliance risk, which could have a material effect on our business, results of operations and financial condition, or may delay or discourage a takeover attempt.

The Nasdaq Iceland Main Market is a regulated market in Iceland operated by Nasdaq Iceland hf., the Icelandic stock exchange. Issuers on Nasdaq Iceland Main Market are subject to the rules of Nasdaq Iceland Main Market and the relevant rules and regulations given the fact that the securities of the issuer are admitted to trading on a regulated market.

As a dual-listed Swiss company listed on Nasdaq Iceland Main Market and Nasdaq U.S., we are subject to reporting requirements discussed above as well as certain other applicable requirements under Swiss law, U.S. law and Icelandic law, including, but not limited to:

Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, on market abuse, as amended, as implemented into Icelandic law with Act No. 60/2021 (“MAR”). MAR imposes specific requirements on Oculis, members of the Board and management, as well as persons closely associated with members of the Board and management, including (i) public disclosure of inside information, (ii) procedural requirements on both the disclosing participant and the receiving participant related to market soundings, (iii) requirements to draw up and maintain insider lists, and (iv) requirements that persons within Oculis that discharge managerial responsibilities (“PDMRs”) and persons closely associated with them notify Oculis and the Financial Supervisory Authority of the Central Bank of Iceland (“FSA”) of any transactions relating to shares or any debt instruments of Oculis or to derivatives or other financial instruments linked thereto, and Oculis shall in turn disclose the information to the public.

Further, MAR imposes restrictions on all insiders and persons performing or conducting transactions in financial instruments issued by Oculis. It is prohibited for any person to make use of inside information by acquiring or disposing of, for its own account or for the account of a third party, directly or indirectly, financial instruments to which that information relates, as well as an attempt thereto (insider dealing). In addition, it is prohibited for any person to disclose inside information to anyone else except where the disclosure is made in the normal exercise of an employment, profession or duties, or, whilst in possession of inside information, to recommend or induce anyone to acquire or dispose of financial instruments to which the information relates. Furthermore, it is prohibited for any person to engage in or attempt to engage in market manipulation, for instance by conducting transactions which give, or are likely to give, false or misleading signals as to the supply of, the demand for or the price of a financial instrument.

Non-compliance with the above obligations under MAR is an economic offense and could lead to the imposition of criminal prosecution, administrative fines, imprisonment or other sanctions. Nasdaq Iceland hf. may impose administrative penalties or a cease-and-desist order under penalty for non-compliance.

Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, as amended, as implemented into Icelandic law with Act No. 20/2021 (the “Disclosure Act”). The Disclosure Act imposes requirements including (i) periodic disclosure of financial reports (annual and half-yearly reports), prepared in accordance with the Icelandic Act, no. 3/2006, on Annual Accounts (the Annual Accounts Act) or in accordance with the applicable Switzerland legislation if deemed to be equivalent to that of the Annual Accounts Act, (ii) disclosure by shareholders that acquire or dispose of ordinary shares if it results in the holding exceeding or falling below the thresholds of 5, 10, 15, 20, 25, 30, 35, 40, 50, 66 2/3 and 90% and (iii) equal treatment and shareholders rights, including but not limited to ensuring that all information necessary to enable shareholders to exercise their rights are available. Shareholders are advised to consult with their own legal advisors to determine whether the notification obligations apply to them.

Icelandic procedural rules that may become applicable to any takeover bid as set out in the Icelandic legal Act no. 108/2007 (the Takeover Act) which inter alia regulates the process relating to the submission of a voluntary takeover offer.

Corporate Sustainability Reporting Directive (EU) 2022/2464 (“CSRD”). In addition, we expect that we may need to comply with the CSRD, once implemented into Icelandic law, which requires EU and non-EU companies with activities in the EU to file annual sustainability reports alongside their financial statements.

Failure to comply with these new compliance requirements, when applicable to Oculis, could have a material effect on our business, results of operations and financial condition, or may delay or discourage a takeover attempt.

We have issued and expect to continue to issue additional Ordinary Shares, including under our management incentive plan. Any such issuances would dilute the interest of our shareholders and likely present other risks.

We have issued and expect to continue to issue a substantial number of Ordinary Shares, including under the Company's Stock Option and Incentive Plan Regulation 2023 (”2023 Plan”).

Ordinary Shares reserved for future issuance under the 2023 Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The aggregate number of Ordinary Shares reserved for issuance under the 2023 Plan is 9,566,302 Ordinary Shares. As of December 31, 2024, we had awards issued and outstanding covering 5,154,532 ordinary shares.

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

As a result of the Business Combination being consummated, outstanding warrants to purchase an aggregate of 4,403,294 Ordinary Shares became exercisable in accordance with the terms of the Warrant Agreement. These warrants became exercisable on April 2, 2023. The exercise price of these warrants is $11.50 per share, or approximately $50.6 million, assuming none of the warrants are exercised through “cashless” exercise. As of December 31, 2024, 3,975,063 warrants remained outstanding. On May 29, 2024, as additional consideration for a loan facility with Kreos Capital VII (UK) Limited (the “Lender”), we issued the BlackRock warrant to Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “BlackRock Warrant”). The BlackRock Warrant may be exercised to purchase up to 361,011 Ordinary Shares, subject to vesting, at a price per Ordinary Share equal to $12.17. As of December 31, 2024, the BlackRock Warrant is exercisable for 43,321 Ordinary Shares. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of Ordinary Shares and increase the number of shares eligible for resale in the public market.

We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our ordinary shares. On December 31, 2024, the last reported closing price of our ordinary shares on Nasdaq U.S. was $17.00 per share and the last reported closing price of our Public Warrants was $5.39 per warrant. Because the recent trading price for our ordinary shares is greater than the exercise price of our outstanding Warrants, we believe the holders of our Warrants are likely to exercise their Warrants to purchase Ordinary Shares. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of ordinary shares. However, if the Warrants are not exercised prior to their expiration, they may expire worthless.

The Public Warrants and Private Placement Warrants may expire worthless and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 50.0% of the then outstanding Public Warrants approve of such amendment.

The exercise price for our Public and Private warrants is $11.50 per Ordinary Share. We believe the likelihood that warrant holders will exercise their Public Warrants and Private Placement Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Ordinary Shares. If the trading price for our Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. Because the recent trading price for our ordinary shares is greater than $11.50 per share, we believe holders of our Public Warrants and Private Placement Warrants are likely to exercise their warrants. However, if the Warrants remain unexercised prior to their expiration, they may expire worthless.

The Public Warrants and Private Placement were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and EBAC, and were assumed by us at the time of the Closing, pursuant to a warrant assignment, assumption and amendment agreement by and between us, EBAC, and Continental Stock Transfer & Trust Company. Continental Stock Transfer & Trust Company is currently the warrant agent. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity, correct any defective provision or correct any mistake, amend the definition of “Ordinary Cash Dividend” or add or change any provisions with respect to matters or questions arising under the warrant as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the warrant holders, but requires the approval by the holders of at least 50.0% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50.0% of the then-outstanding Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the private placement warrants, 50.0% of the number of the then outstanding Private Placement Warrants. Although our ability to amend the terms of the Public Warrants with the consent of at least 50.0% of the then-outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of Ordinary Shares purchasable upon exercise of a warrant.

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

The value received upon exercise of the Public Warrants (1) may be less than the value the holders would have received if they had exercised their Public Warrants at a later time when the underlying share price is higher, and (2) may not compensate the holders for the value of the Public Warrants.

Risks Related to Taxation

If we are treated as a passive foreign investment company for any taxable year, U.S. investors could be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes if either (i) at least 75.0% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25.0% of the shares by value, is passive income, or (ii) at least 50.0% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25.0% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on our analysis of our income, assets, activities, and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2024. The determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The amount of passive income and passive assets we take into account for PFIC testing purposes depends, in part, on the size of our cash balance (taking into account the timing and manner in which such cash is used) and the interest rates applicable thereto. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to our market capitalization from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our PFIC status for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our domestic and foreign earnings. For instance, the IRA imposes, among other rules, a 15.0% minimum tax on the book income of certain large corporations and a 1.0% excise tax on certain corporate stock repurchases.

Our tax treatment may also be impacted by tax policy initiatives and reforms such as the Base Erosion and Profit Shifting ("BEPS") Project (including "BEPS 2.0") of the OECD, and the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or, in the specific context of withholding tax dividends paid. The OECD has published a package of measures for reform as a product of BEPS, which includes the reallocation of global profits above a fixed profit margin of large multinational companies to market jurisdictions based, broadly, on customer location (referred to as the Pillar One rules) as well as the introduction of a global minimum tax (referred to as the Pillar Two rules). Many countries have enacted, or are in the process of enacting, core elements of the Pillar Two rules. Based on our current understanding of the minimum revenue thresholds, we currently expect to be outside the scope of both the Pillar One and Pillar Two rules, but could fall within their scope in the future, which could increase our tax obligations and compliance costs.

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

Item 4. Information on the Company

A. History and Development of the Company

We are a stock corporation (Aktiengesellschaft) that was incorporated under the laws of Switzerland on October 31, 2022. We are registered with the commercial register of the Canton of Zug under company registration number CHE-396.695.611. The mailing address of our principal executive office is Oculis Holding AG, Bahnhofstrasse 20, CH-6300, Zug, Switzerland. Neither our articles of association nor the operation of law limit our duration.

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

Our telephone number is +41-41-711-3960 and our website is www.oculis.com.

B. Business Overview

Company Overview

We are a global late clinical-stage biopharmaceutical company, headquartered in Switzerland with operations in the U.S. and Iceland. We have substantial expertise in therapeutics used to treat ophthalmic and neuro-ophthalmic diseases and are engaged in the development of innovative drug candidates which embrace the potential to address large unmet medical needs for many eye-related conditions. Our mission is to improve the vision health and quality of life of patients around the world by developing medicines that save sight and improve eye care for patients. To realize this mission, we intend to become a global leader in ophthalmic and neuro-ophthalmic therapeutics.

Our pipeline currently includes three clinical-stage therapeutic candidates: OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02). Our lead product candidate, OCS-01, is currently being evaluated as a topical eye drop candidate in two ongoing Phase 3 clinical trials for the treatment of DME. Pre-NDA submission for OCS-01 in inflammation and pain following ocular surgery is currently being prepared. In addition, we are developing Privosegtor (OCS-05) which has recently demonstrated its potential as a novel neuroprotective product candidate in acute optic neuritis, as shown in the positive Phase 2 Acute OptiC NeUrITis of DemYelinating Origin (“ACUITY”) trial results in January 2025. The results of this trial also highlight its potentially wide applicability in ophthalmology and neuro-ophthalmology indications such as glaucoma, diabetic retinopathy (“DR”) and neurotrophic keratitis (“NK”) and in neurology for indications like multiple sclerosis (“MS”). Finally, our clinical product candidate Licaminlimab (OCS-02) is being developed for the treatment of dry eye disease (“DED”), with a potential biomarker precision medicine approach given the positive and consistent Phase 2b RELIEF trial results in signs of DED announced in June 2024.

Summary of Our Clinical Product Candidates Portfolio

OCS-01 is based on the OPTIREACH® technology, Privosegtor (OCS-05) is a peptidomimetic small molecule with a novel mode of action targeting the activation of the trophic factor pathways and Licaminlimab (OCS-02) is a single chain antibody fragment (“ScFv”) against TNF alpha. Our additional earlier stage development candidates are discussed in the section under the header “Our clinical development candidates” below.

Utilizing our internal core competency in formulation discovery and drug development capabilities, together with extensive licensing, collaboration and acquisition activities, we have assembled a pipeline of attractive development candidates that include both late-stage clinical candidates as well as earlier stage preclinical initiatives. Our clinical candidate portfolio includes:

OCS-01

Our lead candidate is OCS-01, an OPTIREACH® formulation of high concentration dexamethasone eye drop designed to enhance drug penetration into both the anterior and posterior segments of the eye with enhanced persistence following topical application. We are evaluating OCS-01 for use as a topical eye drop for the treatment of DME and as a once-daily steroid treatment for inflammation and pain following ocular surgery. Using a topical non-invasive eye drop to treat DME is in contrast to currently available therapies, which require the use of invasive treatments such as ocular implants or intravitreal injections to deliver medication to the retina. Furthermore, current treatment of DME often involves multiple intravitreal injections per year. Given the burden of therapy, FDA-approved therapeutics are not widely used for early disease intervention. It has been reported that 60% of DME patients are not treated 12 months after the diagnostic (IRIS data base June 2023), despite the deterioration in visual acuity in 19.0% of untreated patients within two years. In addition, approximately 40.0% of patients treated with anti-VEGF intravitreal injections have an inadequate response at 12 weeks.

OCS-01 is a topical high concentration OPTIREACH® formulation of dexamethasone which is designed to deliver therapeutic levels of drug to the retina via an eye drop, a route of administration for DME treatment that may enable earlier intervention and thereby significantly increase the proportion of patients being treated as well as increase the prescribing physician base by providing a treatment option to general ophthalmologists. An eye drop treatment would also provide a new treatment option for patients with inadequate response to the current invasive standard of care. We are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development; however, we cannot guarantee that OCS-01 will receive regulatory approval.

Following the positive DIAMOND Stage 1 trial outcome, we advanced the OCS-01 development program for DME into DIAMOND Stage 2, which includes two global pivotal Phase 3 clinical trials, DIAMOND-1 and DIAMOND-2. Each trial is expected to enroll approximately 350 to 400 patients.

In addition to the Phase 3 trials in DME, the LEOPARD trial, an investigator-initiated trial ("IIT") to investigate the safety and efficacy of OCS-01 in uveitic macular edema and post-surgical macular edema is currently ongoing. LEOPARD is sponsored by the Global Ophthalmic Research Center (GORC).

The total U.S. prevalence of DME in 2025 is estimated at 3.2 million, with the diagnosed U.S. prevalence estimated at 1.9 million by the Decision Resources Group DME Landscape November 2020 report. The same report estimates that 1.0 million U.S. DME patients will be treated with drugs in 2025, leaving 0.9 million U.S. patients diagnosed but untreated. These 0.9 million patients are a key addressable market segment for OCS-01. Additionally, OCS-01 is also intended to address the market segment of patients with inadequate response to anti-VEGF therapy. A study published in the American Journal of Ophthalmology in 2016 found that nearly 40.0% of patients treated with anti-VEGF therapy had inadequate responses at 12 weeks. By applying this figure to the number of treated U.S. patients, we estimate that inadequate response occurs in approximately 0.4 million patients. In total, we estimate that 1.3 million DME patients in the United States are addressable by OCS-01.

For ocular surgery, the Informa Meddevicetracker Ophthalmic Surgical Products Market 2017 report projected that ophthalmic surgeries are on the rise, mainly due to the aging population and lifestyle changes, and are expected to reach close to 10 million procedures per year in the U.S. alone by 2037. Cataract surgeries are the most prevalent procedures of all medical specialties with an estimated 5 million procedures in 2021 in the U.S. Ophthalmic surgeries cause the release of inflammatory factors and can be associated with ocular pain. Cataract surgery, even with a very small incision, creates inflammation in the cornea, anterior chamber and iris. Given our observations in Stage 1 of the DIAMOND Phase 3 trial that OCS-01 treatment led to improvements in visual acuity and macular thickness in patients with DME, we believe OCS-01, if approved for inflammation and pain following ocular surgery, may be of benefit to patients at risk of retinal complications following ocular surgery.

Privosegtor (OCS-05)

Our clinical candidate, Privosegtor (OCS-05), is a novel peptidomimetic small molecule in development as a potential neuroprotective agent against neurological damage to the optic nerve. We are initially developing Privosegtor (OCS-05) as a potential therapy to treat acute optic neuritis, a rare disease with high unmet medical need. Currently there is no specific neuroprotective treatment which is approved by the FDA or European Commission for acute optic neuritis. Privosegtor (OCS-05) has been granted Orphan Drug Designation by both the FDA and the European Commission for this indication. Privosegtor (OCS-05) has been studied in preclinical studies suggesting efficacious neuroprotective and remyelinating activity, as well as in a UK Phase 1 clinical trial under the Medicines and Healthcare products Regulatory Agency in healthy volunteers in which Privosegtor (OCS-05) was observed to be well tolerated. We conducted a first-in-patient clinical trial of Privosegtor (OCS-05) in acute optic neuritis to test the candidate’s safety and tolerability, for which we announced positive topline results in January 2025. The results showed, in patients suffering from acute optic neuritis, a neuroprotective effect and improvement of visual function with Privosegtor

(OCS-05), consistent with the pre-clinical study results. Additionally, our IND application for Privosegtor (OCS-05) has been cleared by the FDA, enabling the initiation of clinical development in the United States. We intend to evaluate the potential for Privosegtor (OCS-05) to treat other neuro-ophthalmic disorders such as glaucoma, diabetic retinopathy and neurotrophic keratitis.

Licaminlimab (OCS-02)

We are also advancing the clinical development of Licaminlimab (OCS-02), a next-generation biologic treatment for ocular inflammation, specifically as a treatment for DED. Differentiating Licaminlimab (OCS-02) is its use of a single chain antibody fragment specifically formulated for topical delivery in ophthalmology, TNF inhibitors are directed against the cytokine human tumor necrosis factor alpha (“TNFα”). Furthermore, the small size of the fragment enables the topical delivery of an anti-TNFα construct with increased concentrations and enhanced ocular tissue penetration. The anti-inflammatory and anti-necrotic properties of therapeutics inhibiting TNFα activity are well established with anti-TNF pharmaceuticals already approved as systemic treatments for ocular disease. While Licaminlimab (OCS-02) is intended to be developed for all comers, we are advancing the development of Licaminlimab (OCS-02) in conjunction with the development of a potentially novel genetic biomarker intended to identify patients who may have a greater response to Licaminlimab (OCS-02) therapy. Two Phase 2 clinical trials in patients with symptoms of DED were conducted (the first with the predecessor of Licaminlimab (OCS-02), and the second with Licaminlimab (OCS-02), as well as one Phase 2 clinical trial in acute anterior uveitis. Topical ocular administration of Licaminlimab (OCS-02) was associated with improvements in the global ocular discomfort score versus vehicle in patients with DED, and with reaching a pre-specified responder rate in patients with non-infectious anterior uveitis, as well as being well tolerated in all three studies. In June 2024, we announced positive topline results in the Phase 2b RELIEF trial in signs of DED. Improvements in multiple sign efficacy endpoints were observed in the full population while predictive and more pronounced effects were observed in the TNFR1 genetic biomarker population, consistent with the prior trial in symptoms of DED. We consulted with the FDA in the first quarter of 2025 and aligned on a development path forward for the Licaminlimab (OCS-02) program in DED with a precision medicine approach.

We estimate the segment of DED patients in the United States addressable by Licaminlimab (OCS-02) to be approximately 10 million patients with moderate-to-severe DED. This comprises an estimated 7 million patients with moderate DED and 3 million patients with severe DED (based on the rates of approximately 35.0% moderate and 14.0% severe patients as reported by the Dry Eye Products Market Report published in Market Scope 2023 of approximately 20.0 million diagnosed prevalent cases of DED in the U.S. as estimated for 2024 by Decision Resources Group Dry Eye Disease Landscape and Forecast, December 2020).

Our Executive Management Team

We are led by an experienced management team, composed of individuals who have extensive backgrounds in drug discovery and development, clinical trial design and operations, regulatory affairs, business development and commercial and general management at both large pharmaceutical companies and emerging biopharmaceutical organizations. Collectively, our management team has a track record of advancing new drug candidates through regulatory approval and successful commercialization. The expertise of our management team is complemented by our board of directors, which includes many accomplished industry veterans with significant capabilities in guiding the success of emerging biopharmaceutical companies such as ours. Since our inception we have raised approximately CHF 392.7 million from leading North American, European and Asian life science investors, including the recent February 2025 offering.

Our Strategy

We intend to become a leader in developing innovative therapeutics to address ophthalmic and neuro-ophthalmic diseases characterized by significant medical needs with large market opportunities. To accomplish this objective, we plan to focus on successful completion of our key strategic initiatives, which include:

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

•
Advancing the development of Privosegtor (OCS-05) in acute optic neuritis and exploring additional broader indications in neuro-ophthalmology.

The differentiated and novel mechanism of action of Privosegtor (OCS-05), coupled with its potential disease modifying neuroprotective properties, suggests potential benefits across many of the more pervasive neurological pathologies of the eye such as glaucoma, diabetic retinopathy, and neurotrophic keratitis. We evaluated Privosegtor (OCS-05) in a first-in-patient trial for acute optic neuritis, called the ACUITY trial, for which we announced positive topline results in January 2025. There is currently no specific neuroprotective therapy approved for treatment of acute optic neuritis. Privosegtor (OCS-05) has been granted Orphan Drug Designation by both the FDA and the European Commission. We believe that demonstration of therapeutic benefits in acute optic neuritis provides compelling support for the exploration of Privosegtor (OCS-05) in larger market opportunities for both, ophthalmology, neuro-ophthalmology and neurology indications.

•
Pursuing the late-stage clinical development of Licaminlimab (OCS-02), our next-generation topical anti-TNFα biologic with a potential precision medicine approach.

Based on results achieved in three Phase 2 clinical trials, we advanced Licaminlimab (OCS-02) into a Phase 2b RELIEF clinical trial to assess its clinical benefit in treating DED, for which we announced positive topline results in June 2024. Licaminlimab (OCS-02) is differentiated by its use of single-chain antibody fragment formulation technology, which enables the topical delivery of an anti-TNFα agent. We are advancing the development of Licaminlimab (OCS-02) in conjunction with further analysis of a potential novel genetic biomarker intended to identify patients who may demonstrate an enhanced response to Licaminlimab (OCS-02) therapy and believe this precision medicine approach may allow the candidate to deliver superior outcomes in this patient group, if approved.

•
Preparing NDA submission for OCS-01 as a potential once-daily therapeutic for inflammation and pain following ocular surgery with potential further differentiating benefit for patients with elevated risk of CME.

Following positive results in the first Phase 3 trial, OPTIMIZE-1, a pre-NDA meeting was conducted in August 2024 to seek alignment with the FDA on the regulatory submission for OCS-01 for the treatment of post-operative inflammation and pain following ocular surgery. The FDA confirmed that the completed Phase 3 OPTIMIZE-1 trial, along with the completed Phase 2 SKYGGN trial and safety data from completed trials in ocular surgery and DME are sufficient to support an NDA submission. Our current plan is to be NDA submission-ready in Q1 2025. OCS-01 could be differentiated in the anterior segment by its potential ability to deliver therapeutic drug levels to the back of the eye. An investigator-initiated PoC trial is currently ongoing to explore further the potential of OCS-01 in treating edema in CME. We believe this potential benefit in CME, if supported by this trial and validated by future trials, and if OCS-01 is approved, may address unmet medical needs for patients at higher risk of complications following ocular surgeries.

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

We have retained rights globally to all of our indications, including our lead product candidate OCS-01, for the potential treatment of DME and inflammation and pain following ocular surgery; Privosegtor (OCS-05) as a neuroprotective agent for acute optic neuritis and potentially other neuro-ophthalmology indications; and

Licaminlimab (OCS-02) for the potential treatment of DED. Given the potential to treat patients worldwide, we may opportunistically enter into strategic collaborations around certain product candidates, diseases or geographic regions.

Diseases and disorders of the eye

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. Ocular diseases, which may result in visual impairment, blindness or reduced quality of life include retinal diseases such as DME, macular degeneration (including geographic atrophy), diabetic retinopathy, and retinal vein occlusion (“RVO”); neuro-ophthalmic diseases such as acute optic neuritis, glaucoma or DR; disorders caused by swelling and inflammation such as DED, corneal keratitis and uveitis, among other disease states. The global market for therapeutics used to treat eye disease is estimated to have exceeded $22 billion in 2023. We employ our substantial expertise in the development of therapeutics, in particular pharmaceuticals used to treat ocular diseases, to potentially address many eye-related conditions with high unmet medical needs. Our focus is on developing innovative drug candidates to address significant and growing ophthalmic diseases, which result in vision loss, blindness or reduced quality of life, for which there are currently limited treatment options.

Our clinical development candidates

Utilizing our internal formulation discovery and drug development capabilities, together with extensive licensing, collaboration and acquisition activities, we have assembled a pipeline of attractive development candidates that include both late-stage clinical candidates as well as earlier stage preclinical initiatives. Our clinical portfolio is made up of (i) OCS-01, currently in two ongoing Phase 3 clinical trials for DME and in NDA preparation for inflammation and pain following ocular surgery; (ii) Privosegtor (OCS-05), a novel neuroprotective agent with potential expansion into neurodegenerative diseases in ophthalmology and neurology, which we are initially developing as a potential treatment for acute optic neuritis; and (iii) Licaminlimab (OCS-02), for which we announced positive topline results from our Phase 2b RELIEF trial in June 2024 and for which we consulted with the FDA in the first quarter of 2025 and confirmed a development path forward with a precision medicine approach.

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
•
Pre-NDA meeting was conducted in August 2024 for OCS-01 for the treatment of post-operative inflammation and pain following ocular surgery. The FDA confirmed that the clinical trial and safety data collected to date are sufficient to support a New Drug Application (“NDA”) submission. Our current plan is to be NDA submission-ready in Q1 2025.
•
Estimated 1.3 million total addressable U.S. DME patients. The increasing numbers of ophthalmic surgeries are expected to reach close to 10 million procedures per year in the U.S. alone by 2037. Such procedures cause the release of inflammatory factors and can be associated with ocular pain.

Our lead development candidate OCS-01 is a 1.5% suspension of the anti-inflammatory corticosteroid dexamethasone for use as a potential treatment for DME and for inflammation and pain following ocular surgery. In contrast to currently available therapies, which require the use of more invasive treatments such as an implant or intravitreal injection to deliver the medication to the retina, differentiating OCS-01 is our use of the proprietary OPTIREACH® technology, which enables the topical delivery, as an eye drop, of dexamethasone to the back of the eye for the treatment of diseases affecting the retina. OCS-01 is a topical dexamethasone formulation which we have observed in clinical trials to be capable of delivering therapeutic levels of drug to the retina via eye drop, a route of administration for DME treatment that may enable earlier treatment intervention and thereby significantly increase the proportion of patients being treated as well as increase the prescribing physician base by providing a treatment option to general ophthalmologists. We are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development; however, we cannot guarantee that OCS-01 will receive regulatory approval.

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

OCS-01 for DME

We are advancing OCS-01 as a treatment for DME, which is a complication of diabetes and is caused by the progressive growth of new blood vessels under the retina that leak fluid and lipids, leading to swelling of the macula, which can result in significant blurring of vision and contribute to the risk of blindness from DR. DME is strongly associated with uncontrolled blood sugar levels, high blood pressure and high cholesterol. An estimated 5.5% of diabetics worldwide are affected by the disease. It is a leading cause of blindness among the U.S. adult population. In the G7 countries (the United States, France, Germany, Italy, Spain, UK and Japan), the market for the treatment of DME is anticipated to reach approximately $4.8 billion in 2025.

In 2025, it is anticipated that DME will impact 3.2 million people in the United States alone. Of those three million, we estimate that 1.3 million patients in the United States are addressable by OCS-01.

Limitations of current treatments for DME

In the G7 countries, the DME disease onset may initially go unnoticed and as a result, in 2025, an estimated 41.6% of patients with DME may go undiagnosed. A study by the American Academy of Ophthalmology indicates that, among diagnosed patients, fewer than half are treated, with therapeutic intervention used most commonly in the one-third of patients who have moderate to severe visual impairment. Pharmacotherapy involves the invasive administration of a monoclonal antibody therapeutic targeting the vascular endothelial growth factor (“VEGF”) receptor to inhibit blood vessel growth. However, we estimate that approximately 40.0% of patients have an inadequate response to therapy after 12 weeks of anti-VEGF treatment, according to the results of a study published in the American Journal of Ophthalmology in 2016. Moreover, multiple intravitreal injections are required to maintain a therapeutic effect, which necessitates an increased treatment burden on patients, their caregivers and healthcare providers. Patients whose disease progresses while on anti-VEGF therapy may then receive a steroid implant, or laser photocoagulation of the retina.

Currently, physicians often do not treat patients who present with DME in its earlier stages of progression (patients with recent disease onset or mild visual impairment), a category that makes up approximately 67.0% of diagnosed patients. We believe this decision to observe and not intervene is often driven by the significant burden current treatment options (laser photocoagulation, frequent intravitreal injections, intravitreal implants) place on the patient, as well as the expense and significant demands placed on healthcare resources. FDA approved therapeutics are not widely used for early disease intervention, despite the deterioration in visual acuity of approximately five letters, the equivalent of one line, or more in 19.0% of this observed/untreated patient population within two years.

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

OCS-01 generated improvements in both CMT and BCVA measurements

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

These findings of increased IOP were consistent with our expectations given glucocorticoids’ well-known ocular safety profiles, including the profile of an approved dexamethasone ocular implant. The findings were also consistent with current literature. Overall, the IOP effects observed in our trial were consistent with what is generally expected given established ophthalmic use of dexamethasone. Other AEs observed during clinical trials included diabetic and macular edema, which was reported more frequently in vehicle treated patients.

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

The Stage 1 DIAMOND Phase 3 clinical trial results followed outcomes achieved in the earlier Phase 2 study and two earlier small exploratory studies of DexNP (a previous formulation of OCS-01). In one of the studies, which was conducted in Japan in 2015, a 22-patient evaluation compared the use of a topically delivered g cyclodextrin-based formulation of dexamethasone to the posterior injection of 20 mg triamcinolone acetonide. Used at the time of the trial as an off-label treatment for DME, the g cyclodextrin-based formulation generated significant improvements in visual acuity and decreased macular thickness, comparable to the results achieved using triamcinolone acetonide. The results of this 2015 study confirmed similar findings achieved in another 19-person exploratory Japanese study conducted in 2011.

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

OCS-01 has the potential to expand the number of treated patients and prescribing physicians

OCS-01 was designed to address two sizeable treatment gaps among the DME patient population in early intervention and in the diagnosed and treated segments. Furthermore, the delivery of the drug to the back of the eye and non-invasive self-administration are unique differentiators to currently available treatments. Addressing the two existing treatment gaps may allow for increased early disease intervention with expanded treatment of retinal edema due to reduced treatment burden and improved access to care. Success in demonstrating therapeutic efficacy to treat the earlier-stages of DME disease progression may promote the use of OCS-01, if approved, among those DME patients whose treatment is currently restricted to observation. We believe that this potential expansion of the patient base to include earlier-stage DME patients may also increase the number of prescribing physicians, with general ophthalmologists, not just retina specialists, more likely to engage in disease management. If approved, OCS-01 may also be used as a non-invasive complement to currently approved therapeutic regimens, including anti-VEGF medications, potentially extending or enhancing the clinical benefit of those treatments particularly among those patients with more advanced diseases whose condition has not responded adequately to the current standard of care protocol.

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

An estimated 30.0% of the patients who undergo cataract surgery are at an elevated risk for CME. Clinically significant CME occurs in up to 5.8% of cataract surgeries. Similar to DME, CME involves an accumulation of excess fluid in the macula which distorts central vision. CME is the most significant cause of postoperative vision loss among patients who undergo ocular surgery. Although the specific causes of CME are not well understood, comorbidities including diabetes and uveitis, among other factors, are believed to be significant contributors to disease emergence. In addition to developing OCS-01 to treat DME, we are also developing OCS-01 to treat inflammation and pain following ocular surgery and progressing a PoC investigator initiated study to assess its potential in CME treatment.

Limitations of current therapies for inflammation and pain post ocular surgery and OCS-01’s differentiation

Inexpensive steroids such as prednisone are currently widely prescribed after ocular surgery; however, since they are not formulated to reach the retina, their therapeutic benefit in treating or preventing complications related to CME has not been established. An investigator initiated PoC trial is currently ongoing to explore further the potential of OCS-01 in treating edema in CME. We believe this potential benefit in CME, if supported by this study and validated by future studies, and if OCS-01 is approved, may address remaining unmet medical needs for patients at higher risk of complications following ocular surgeries.

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

A pre-NDA meeting was conducted in August 2024 to seek alignment with the FDA on the regulatory submission for OCS-01 for the treatment of post-operative inflammation and pain following ocular surgery. The FDA confirmed that the completed Phase 3 OPTIMIZE-1 trial, along with the completed Phase 2 SKYGGN trial and safety data from completed trials in ocular surgery and DME, are sufficient to support an NDA submission. Our current plan is to be NDA submission-ready in Q1 2025.

Privosegtor (OCS-05)

Key Program Highlights:

•
Potentially transformative treatment paradigm as disease modifying, neuroprotective drug, if approved.
•
Phase 1 study performed in the UK showing Privosegtor (OCS-05) was well-tolerated in 48 healthy volunteers.
•
In January 2025, announced top line results of the Privosegtor (OCS-05) Phase 2 ACUITY trial in acute optic neuritis which showed favorable safety and tolerability profile and achieved statistically significant results compared to placebo on structural measures of retinal thickness and visual improvements.
•
Evidence of clinical benefit in acute optic neuritis may support assessment of potential as a therapeutic for neuro-ophthalmic diseases such as glaucoma, geographic atrophy and diabetic retinopathy, among other indications.
•
The IND application for Privosegtor (OCS-05) has been cleared by the FDA, enabling the initiation of clinical development in the United States to support the global potential of Privosegtor (OCS-05).

We are advancing Privosegtor (OCS-05), a novel peptidomimetic small molecule candidate with the potential to become, if approved, a first-in-class neuroprotective therapy for acute optic neuritis and other neuro-ophthalmic diseases. We are initially developing Privosegtor (OCS-05) as a potential therapy to treat acute optic neuritis. Privosegtor (OCS-05) has been granted Orphan Drug Designation by both the FDA and the European Commission for this indication. Privosegtor (OCS-05) has been studied in preclinical studies suggesting neuroprotective and remyelinating activity, as well as in a UK Phase 1 clinical trial (with 48 healthy volunteers) in which Privosegtor (OCS-05) was well tolerated and showed pharmacokinetics (“PK”) with good correlation to its pre-clinical animal studies. We completed a Phase 2 trial with Privosegtor (OCS-05) in acute optic neuritis in France, for which we announced positive topline results in January 2025. Based on these results, we intend to evaluate the potential of

Privosegtor (OCS-05) to treat other more pervasive neurological pathologies of the eye such as geographic atrophy, neurotrophic keratitis and glaucoma. We obtained an exclusive worldwide license, to develop Privosegtor (OCS-05) through a licensing agreement we entered into with Accure Therapeutics SL (“Accure”), dated as of January 29, 2022 (Please see the section entitled “—Material Licenses, Partnerships and Collaborations” below).

Privosegtor (OCS-05) is a small molecule peptidomimetic that has a differentiated mechanism of action which targets the IGF-1 signaling including serum-glucose kinase (SGK) which is hypothesized as part of the neurotrophic factor signaling pathways that supports neuronal cell development, survival and repair, triggering multiple potential beneficial effects on apoptosis, oxidation and inflammation.

Privosegtor (OCS-05) clinical hold by the FDA in 2016 has been cleared

Accure had conducted a limited set of animal regulatory toxicology studies in 2016 and submitted them to the FDA in an IND requesting the initiation of human testing. Upon review, the FDA found the data insufficient and asked for more animal toxicology data to be generated prior to human studies, thereby placing Privosegtor (OCS-05) on the regulatory status of “clinical hold” pending the availability of the requested data. In response, Accure chose to withdraw the IND in 2017, rather than invest in further toxicology studies to address the FDA’s request, and pursue the development in the UK and France. Upon our license of Privosegtor (OCS-05) from Accure in 2022, we reinstated the IND to enable a clinical trial under the IND in the U.S. The Privosegtor (OCS-05) development program was placed on clinical hold by the FDA related to the absence of no observed adverse effects levels (“NOAEL”), in prior pre-clinical studies conducted by the sponsor at that time. We worked with a CRO to complete the additional study required to establish NOAEL, in order to enable our submission of an IND application with the FDA. The IND application for Privosegtor (OCS-05) has been cleared by the FDA, enabling the initiation of clinical development in the United States. Clinical studies have been conducted in the UK (Phase 1) and France (Phase 2) where health authorities have authorized the initiation of clinical studies of selected doses and reinforced safety measures as in the ACUITY trial in acute optic neuritis.

Privosegtor (OCS-05) for the treatment of acute optic neuritis

Acute optic neuritis is a rare condition characterized by an acute inflammation of the optic nerve that can lead to permanent visual impairment. It affects up to 8 in 100,000 people worldwide and often represents the first sign of multiple sclerosis. It mainly occurs in adults between the age of 20 and 40 years and is more frequent in women (2:1).

A variety of infectious diseases, immune disorders, demyelinating disorders, non-inflammatory systemic disease or trauma can cause acute optic neuritis. Acute optic neuritis is commonly associated with multiple sclerosis (“MS”) and shares similar physiopathology. Acute optic neuritis is the presenting symptom of MS in 15.0-20.0% of patients and will impact over 50.0-65.0% of patients with MS at some time during their lifetime. However, the causes of acute optic neuritis are not always clear, as it can also arise in patients without MS.

The acute inflammation of the optic nerve causes the loss of myelin and oligodendrocytes, optic nerve conduction block and loss of vision. At the onset of acute optic neuritis, patients often suffer from ocular pain increasing with eye movement, associated with a variety of visual impairments. Deterioration of visual acuity, color vision or flashes of light are common. The loss of vision ranges considerably between patients from mild blurring to loss of perception of light. The condition tends to worsen over the first several days after the appearance of symptoms before starting to improve over the first two weeks. The recovery continues for as long as a year after onset. Even if high contrast visual acuity returns to near normal, patients often report that their vision has not completely recovered. There remains a persistent impairment of low contrast letter acuity and clinically meaningful reduction in vision-related quality of life.

When the inflammation recedes, remyelination often occurs but it is incomplete, the result of persistent demyelination and neuronal death. Without the myelin sheath which normally protects the axon, neurons located in demyelinated segments become fragile and prone to death. Thinning of the retinal neural fiber layer (“RNFL”), which is made up of unmyelinated axons originating from the retinal ganglion cell (“RGC”) bodies, indicates significant acute optic neuritis-induced axonal loss. RNFL thinning, most pronounced three to six months after an acute optic neuritis event, along with thinning of the ganglion cell bodies layer, correlates with diminished scores of visual acuity and visual field sensitivity.

No specific neuroprotective therapeutic is currently approved that preserves vision and ganglion/retinal nerve integrity after an acute episode of optic neuritis. Medication intended to treat the inflammation and related symptoms can be administered just after acute optic neuritis onset and patients often receive high doses of corticosteroids for a few days to alleviate disabling vision-related symptoms caused by the inflammation. While corticosteroids are used to shorten the attack and accelerate recovery of acute visual symptoms, there remains an unmet medical need for therapies that either preserve vision or provide neuroprotection after an acute episode of optic neuritis. We believe a neuroprotective therapeutic, such as Privosegtor (OCS-05), if approved, could prevent retinal ganglion cell loss and long term axonal loss and may improve visual function outcomes.

Privosegtor (OCS-05) demonstrated compelling neuroprotective qualities in an animal model of acute optic neuritis

In a rat model of acute optic neuritis, animals were segregated into four groups. The first group of healthy animals represented a sham control. Three additional groups received lysolecithin via injection into the optic nerve of study animals to induce inflammation and demyelination. Rats in group two received no treatment and served as a pathological control group. Groups three and four were administered Privosegtor (OCS-05) once daily over a five-day period. Animals in group three received a 35 mg/kg dose of Privosegtor (OCS-05) while animals in the fourth group received a dose of 70 mg/kg. The animals were sacrificed on the sixth day and assessed for a decline in RGC count.

As is noted in the results presented below, both groups of animals that received Privosegtor (OCS-05) generated a statistically significant reduction in RGC loss when administered following the lysolecithin challenge, with rats administered the 35 mg/kg dose of Privosegtor (OCS-05) demonstrating a 35.9% mean reduction of RGC loss. Animals in the higher dose treatment group who received a 70 mg/kg dose of Privosegtor (OCS-05) displayed a more profound benefit from Privosegtor (OCS-05) dosing, with RGC loss declining 64.0%.

RGC loss in animals treated with Privosegtor (OCS-05) was significantly reduced in an animal model of acute optic neuritis.

The reduction in RGC loss was also observed in a visual assessment of representative tissue samples collected from animals in three of the four study groups, the sham control group, the pathological control group and rats treated with the higher 70 mg/kg dose of Privosegtor (OCS-05). As is depicted in the slides of the optic nerve presented below, normal ganglion cell density was observed in the evaluation of tissue taken from a healthy animal in the sham control group. In contrast, cell counts taken from samples of rats included the lysolecithin challenge group that made up the pathological control witnessed a prominent decrease. After completion of the five-day protocol, this decline was noted

to have reversed, with rats who received the 70 mg/kg dose of Privosegtor (OCS-05) observed to have retained a significantly higher number of ganglion cells. Similar results illustrating a reduction in axonal loss and demyelination, along with improvement in clinical function, have been achieved in animal models of acute optic neuritis.

Privosegtor (OCS-05) was seen to bolster ganglion cell counts after lysolecithin challenge.

Privosegtor (OCS-05) was well tolerated in a trial involving healthy volunteers

A randomized, double-masked, placebo controlled single-ascending dose and multiple-ascending dose trial was conducted in the United Kingdom to evaluate the safety, tolerability and PK and pharmacodynamics of Privosegtor (OCS-05) dosing through the intravenous infusion of healthy volunteers with the drug candidate. This trial was designed to include four interlocking cohorts of eight adult subjects each to evaluate eight single ascending doses, with an additional two cohorts of eight adult subjects each included in the two multiple ascending dose trials. The single ascending dose cohorts were administered drug in doses ranging from .05 mg/kg to 3.2 mg/kg. The two cohorts in the multiple ascending dose trial received either a 2.4 mg/kg dose or a 3.0 mg/kg dose, once daily, for five consecutive days. In this trial, it was observed that Privosegtor (OCS-05) was well tolerated with no serious AEs noted. Human PK data produced by this trial showed good correlation with data produced in animal studies of the compound. This trial was conducted under a clinical trial protocol approved by European regulatory authorities.

We investigated Privosegtor (OCS-05) as a treatment for acute optic neuritis in a First-in-Patient clinical trial

The results of prior clinical and preclinical trials of Privosegtor (OCS-05) in promoting disease modifying effects, together with the safety and PK profile observed in this first-in-human clinical trial enabled us to advance the compound into a first-in-patient clinical Phase 2 trial. The ACUITY trial, a randomized, double-masked, placebo controlled, multiple center trial, was a first-in-patient trial enrolling patients diagnosed with acute optic neuritis within ten days of acute disease episode onset. The study randomized 36 patients with recent onset (visual loss symptoms) of unilateral acute optic neuritis with a demyelinating origin, of which 33 patients received treatment and were included in the pre-specified modified intent-to-treat (mITT) analysis. The objective of this study was to assess the safety and tolerability of Privosegtor (OCS-05) along with initial signs of efficacy. In addition to the trial’s primary safety endpoint, key secondary endpoints evaluated the effect of Privosegtor (OCS-05) on retinal layer thickness and other visual parameters in the affected eye. The study was conducted in France under French regulatory guidance and Oculis announced in January 2025 top line results. The ACUITY trial showed that Privosegtor (OCS-05) achieved the primary safety endpoint in addition to highlighting neuroprotective structural benefit and the ability to improve visual function in patients suffering from acute optic neuritis.

Primary Endpoint: The percentage of patients with a shift from normal (baseline) to abnormal in electrocardiogram (ECG) parameters after study drug administration until Visit 4 (Day 15) was measured to evaluate cardiac safety. The results showed no difference in the percentage of patients with abnormal ECG parameters between the two treatment arms. Two patients in the Privosegtor (OCS-05) arms (2 and 3 mg/kg/day) and one patient in the placebo arm had a shift from normal to abnormal in any ECG measures between baseline and Visit 4 (Day 15), both equivalent to 12.5%. Events observed in the Privosegtor (OCS-05) arms were mild and transient and qualified as not clinically significant by central review reading center.

Secondary Efficacy Endpoints Assessed Changes in Retinal Structure: Optical Coherence Tomography (OCT) imaging was used to objectively measure the thickness of two different retinal segments in the affected eye to evaluate the potential neuroprotective effects of Privosegtor (OCS-05) compared to placebo: 1) Ganglion Cell-Inner Plexiform Layer (GCIPL) and 2) Retinal Nerve Fiber Layer (RNFL). Results showed a 43% improvement in GCIPL thickness mean change from baseline in favor of Privosegtor (OCS-05) (3mg/kg/day) + steroid compared to placebo + steroid at month 3 which was maintained through month 6 with at 3 and 6 months, respectively. Additionally, a 28% improvement in RNFL thickness mean change from baseline in favor of Privosegtor (OCS-05) (3mg/kg/day) + steroid compared to placebo + steroid at month 3 reaching 30% improvement at month 6 was observed.

Secondary Efficacy Endpoint Assessed Changes in Visual Function: Changes in 2.5% ETDRS low contrast letter acuity (LCVA) were measured to assess visual function improvement. Results showed a favorable difference in LCVA mean change from baseline of approximately 18 letters at month 3 and approximately 15 letters at month 6 with Privosegtor (OCS-05) (3 mg/kg/day) + steroid compared to placebo + steroid, with nominal p-values of 0.004 and 0.012 at 3 and 6 months, respectively.

Evaluation of treatment emergent adverse events (TEAEs) showed no drug-related serious adverse events (SAEs) and no AEs leading to drug withdrawal or study discontinuation. The most frequently reported drug related AEs > 10% in the Privosegtor (OCS-05) (2 or 3 mg/kg/day) + steroid treatment group were headache: 2 patients (10.5%), and acne: 2 patients (10.5%).

We believe that positive outcomes in this trial could support the compound’s possible development as a potential treatment in other ophthalmic conditions involving the posterior segment including glaucoma, DR as well as certain diseases of the anterior segment including neurotrophic keratitis. The novel mechanism of action of Privosegtor (OCS-05) may enable it to demonstrate benefit in treating these additional ocular conditions and may additionally allow its development in non-ocular neurological disorders involving neuronal inflammation such as multiple sclerosis (MS).

We are planning to investigate Privosegtor’s (OCS-05) potential as a treatment for Neurotrophic Keratitis and given positive results from the ACUITY trial, we will also evaluate its potential for expansion into other neurodegenerative diseases in ophthalmology and neurology, such as glaucoma, diabetic retinopathy and other vision-threatening diseases

Given the results from these preclinical studies, we plan to further study Privosegtor (OCS-05) for its potential to enter clinical development as a treatment for NK. NK is a rare eye disorder which results from damage or loss of function of nerves which innervate the cornea, which can lead to corneal perforation, corneal scarring, corneal melting, loss of vision, or loss of the eye. In 2018, the FDA approved the NGF drug cenergermin (“Oxervate”) to treat NK. However, Oxervate may be cost prohibitive for patients and payors, as ASCRS Eyeworld estimated in 2020 that Oxervate costs approximately $11,000 per week for an 8-week treatment course for NK. We are currently not aware of the existence any other drugs except for Oxervate which are approved as a treatment for NK.

Given that preclinical studies of Privosegtor (OCS-05) have shown data suggesting that it could provide neuroprotective benefits, and the top line results of the ACUITY trial in acute optic neuritis that further support Privosegtor (OCS-05)’s potential as a neuroprotective compound, we may prepare for and initiate clinical development of Privosegtor (OCS-05) in neuro-ophthalmic indications such as NK, glaucoma, diabetic retinopathy and other vision-threatening diseases. Glaucoma represents a large market, and we are not currently aware of the existence of any other compound in a similar or more advanced stage of development as a neuroprotective drug for glaucoma.

Preclinical studies of Privosegtor (OCS-05) in a model of glaucoma in Sprague rats showed results which support its potential to be developed as a treatment for glaucoma. In these two experiments, high intraocular pressure was induced in rats by injecting hypertonic saline solution into the episcleral vein of one eye of each rat, and then the rats were treated for six weeks. In one experiment, rats in the active group were treated with Privosegtor (OCS-05) as an eye drop twice daily for six weeks, rats in the positive control group received nerve growth factor (“NGF”), and rats in the control group received placebo of saline 5.0% dimethyl sulfoxide (“DMSO”). In the other experiment, rats in the active group were treated with Privosegtor (OCS-05) as an intravitreal injection once every two weeks, for six weeks, and rats in the control group received placebo of saline 5.0% DMSO. Retinal ganglion cells (“RGCs”) count was measured via haematoxylin and eosin stain (“H & E”) histological quantification, and IOP was also measured.

Sprague rats displayed significant loss of RGCs one month after the induction of ocular hypertension. In animals treated with Privosegtor (OCS-05), either as eye drops or through intravitreal injection, there were statistically significant increases in RGCs surviving compared with those that received the placebo. In the experiment which included a positive control of NGF, Privosegtor (OCS-05) treatment showed a similar effect to that seen with NGF. In addition, IOP did not significantly decrease with administration of Privosegtor (OCS-05). We believe this data suggests that Privosegtor (OCS-05) may promote neuronal survival in this animal model of glaucoma via neuroprotection (and not by reversing the induced ocular hypertension).

Privosegtor (OCS-05) (eyedrops and intravitreal) prevents RGCs damage without reducing intraocular pressure

We are currently conducting formulation studies to develop a topical formulation of Privosegtor (OCS-05) which can be used in further preclinical or in clinical development of Privosegtor (OCS-05) in NK.

Licaminlimab (OCS-02)

Key Program Highlights:

•
Next-generation biologic in development as a potential treatment for moderate to severe DED using single chain antibody fragment technology targeting TNFα.

•
The Phase 2b RELIEF trial evaluating the potential of Licaminlimab (OCS-02), our innovative anti-TNFα biologic eye drop, for the treatment of signs and symptoms of moderate to severe DED, was completed with positive topline results announced in June 2024.
•
Potential proprietary genetic biomarker may enable precision medicine guided treatment of patients with DED.
•
Total addressable U.S. DED patient population of approximately 10 million patients.

We are developing Licaminlimab (OCS-02) as a next-generation biologic treatment for DED. Licaminlimab (OCS-02) is differentiated by its use of a single chain antibody fragment formulation directed against the cytokine human TNFα to enable the topical delivery of an anti-TNFα construct at increased concentrations. The anti-inflammatory and anti-necrotic/anti-apoptotic properties of therapeutics inhibiting TNFα activity are well established with anti-TNF pharmaceuticals already approved as systemic treatments for ocular disease. While Licaminlimab (OCS-02) is intended to be developed for all comers with DED, we are advancing the development of Licaminlimab (OCS-02) in conjunction with the development of a potentially novel genetic biomarker intended to identify patients who may have a greater response to Licaminlimab (OCS-02) therapy and believe this precision medicine approach may allow the candidate to deliver superior outcomes in these patients if approved. Two Phase 2 clinical trials in patients with symptoms of DED were conducted (the first with the predecessor of Licaminlimab (OCS-02), and the second with Licaminlimab (OCS-02)), as well one Phase 2 clinical trial in acute anterior uveitis. Topical ocular administration of Licaminlimab (OCS-02) demonstrated improvements in the global ocular discomfort score versus vehicle in patients with DED, and with reaching a pre-specified responder rate in patients with non-infectious anterior uveitis, as well as being well tolerated in all three studies. In June 2024, we announced positive topline results from the Phase 2b RELIEF study evaluating Licaminlimab (OCS-02) as a treatment for moderate-to-severe DED. In the RELIEF study, Licaminlimab (OCS-02) was well tolerated similar to vehicle. Additionally, improvements in multiple sign efficacy endpoints were observed in the full population and with predictive and more pronounced effects in the TNFR1 genetic biomarker population as identified in the prior successful Phase 2 symptoms trial. We have consulted with the FDA during the first quarter of 2025 and aligned on a development path forward for the Licaminlimab (OCS-02) program in DED with a precision medicine approach.

TNFα performs important roles in the initiation and propagation of both normal and aberrant immune responses via mechanisms ranging from the stimulation of other cytokines to inflammatory cell recruitment to the alteration of vascular permeability. Inhibition of TNFα has demonstrated significant clinical benefit in the treatment of an array of diseases arising from dysfunctional immune system activity and anti TNFα therapeutics have become among the most widely prescribed biologics. Three anti-TNFα therapeutics (etanercept, sold under the brand name Enbrel®, infliximab, sold under the brand name Remicade®, and adalimumab, sold under the brand name Humira®), have each been studied for use in ocular disease. While the use of antagonists to TNFα have demonstrated favorable efficacy in the treatment of ocular inflammatory diseases, these drugs require intravenous infusion or subcutaneous injection and systemic anti-TNFα therapies are associated with a range of often serious adverse effects. Ocular diseases, such as DED, involve a local TNFα driven inflammatory process which may not justify general, systemic TNFα-suppressive therapy. The novel design of Licaminlimab (OCS-02) embracing lower molecular weight single chain antibody fragment technology may enable it to be used in ocular disease as an eye drop for localized administration.

Licaminlimab (OCS-02) for the treatment of DED

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

In 2025, the U.S. DED patient population is anticipated to reach approximately 39.8 million people and is expected to rise to 41.3 million patients by 2029. The market for prescription medications to treat DED is forecasted to increase to $7.3 billion in the G7 countries (the United States, France, Germany, Italy, Spain, UK and Japan) by 2029 from $3.9 billion in 2019. We estimate the segment of DED patients in the United States addressable by Licaminlimab (OCS-02) (patients with moderate or severe DED) to be approximately 10 million patients.

Limitations of current therapies and potential for Licaminlimab (OCS-02) in DED

The DED patient population is significantly underpenetrated with only an estimated 14.7% of diagnosed U.S. patients expected to receive prescription treatments in 2025. The vast majority of patients who do receive treatment are treated with anti-inflammatory drugs, yet among treated patients only 13.0% feel that their chronic dry eye disease is well managed. Approved topical treatments for DED include Restasis®, Cequa® and Vevye®, which are formulations of cyclosporine. These drugs act only to increase tear production and are not indicated to reduce DED symptoms. Further limiting cyclosporine’s therapeutic utility is a delayed onset of action necessitating a two- to three-month steroid bridge, and a stinging sensation on application in some patients. Topical steroids, including Eysuvis®, are also often used to treat DED but are contraindicated for long-term use because of their side effects including glaucoma and cataracts. Other treatments available for DED include Xiidra®, Tyrvaya® and recently launched Miebo®.

Licaminlimab (OCS-02)’s differentiation as a potential treatment for DED

Given the central role of ocular inflammation in sustaining the pathology of DED and the utility of anti-TNFα as a highly effective anti-inflammatory agent, we believe the localized application of Licaminlimab (OCS-02) as an anti-TNFα therapeutic, if approved, may provide a differentiated DED treatment approach, which may effectively reduce ocular discomfort, avoid undesirable features of current therapies (such as stinging sensation, delayed onset of action, or steroid-related side effects), and provide benefit for many patients who do not receive lasting relief from current therapies. In addition, the potential for a precision medicine approach with Licaminlimab (OCS-02) could address the unmet need to predict treatment response in the highly heterogeneous DED population.

We estimate the segment of DED patients in the United States addressable by Licaminlimab (OCS-02) to be approximately 10 million patients with moderate or severe DED.

Licaminlimab (OCS-02) has produced clinical trial results which support its continued development as a potential treatment for DED

In the first half of 2024, we conducted the Phase 2b RELIEF trial, which was a multi-center, randomized, double-masked, vehicle-controlled trial evaluating the efficacy and safety of Licaminlimab in subjects with signs of DED (NCT05896670). The trial also evaluated the efficacy and safety of Licaminlimab in a subpopulation of subjects with a TNFR1-related genotype as prespecified in the protocol. One hundred and twenty-two (122) patients were randomized 1:1 to either Licaminlimab (n=62) or vehicle (n=60) across 4 sites for a 6-week treatment period and a 2-week follow up. A total of 23 patients carried a specific TNFR1-related genotype. Patients were evaluated for efficacy endpoints at baseline, Day 15 and Day 43. The prespecified investigational efficacy measures in this trial included multiple signs of DED that are accepted by the FDA as efficacy endpoints.
Novartis, from whom we have obtained certain exclusive, worldwide rights to develop and commercialize Licaminlimab (OCS-02) through a December 19, 2018 licensing agreement (please see the section entitled “—Material Licenses, Partnerships and Collaborations” below), conducted a randomized, multi-center, double-masked, vehicle controlled Phase 2 clinical PoC trial designed to assess the safety and tolerability of Licaminlimab (OCS-02) and its efficacy in reducing DED symptoms. In the trial, patients were randomized on a 1:1 ratio into two cohorts. For a six-week period, the first trial cohort received a 60 mg/ml ophthalmic solution of Licaminlimab (OCS-02), while the second received vehicle. Participants in both cohorts self-administered one drop to each eye three times per day. The primary efficacy endpoint of the trial was improvement in the global ocular discomfort score as compared to vehicle. The global ocular discomfort score is a composite of discomfort frequency and severity as assessed by a visual analog scale using an electronic patient reported outcome. Improvement results in a reduction of the discomfort frequency or severity, or both, translating into a reduction of the resulting Global Ocular Discomfort Score as compared to baseline. A negative change from baseline indicates improvement. The secondary efficacy endpoint was an assessment of the number of patients that achieved more than 20 points improvement in the global ocular discomfort score. The data generated in this trial, consisting of 67 participants in the active group and 64 in the control group, are presented in the charts below.

Licaminlimab (OCS-02) generated statistically significant improvement in ocular discomfort as compared to vehicle.

The trial met both primary and secondary endpoints. As is noted in the left chart above, administration of Licaminlimab (OCS-02) resulted in a statistically significant 7.9 mean point reduction in the global ocular discomfort score from baseline to treatment day 29 as compared to a 3.6 point mean reduction among patients that received vehicle only. In addition, as is noted in the right chart above, Licaminlimab (OCS-02) generated an improvement in the global ocular discomfort score of greater than 20 points in 12 of the 67 patients, or 18.0% of total trial participants. A similar level of response was achieved in only 5.0%, or three of the 64, patients included in the vehicle control group. The results of exploratory endpoints, which included physician graded conjunctival hyperemia, corneal staining, Meibomian gland assessment and tear film osmolarity, were similar across treatment groups. Licaminlimab (OCS-02) demonstrated a statistically significant improvement in the global ocular discomfort score compared to vehicle in patients with severe DED. It was well tolerated, with no increase in IOP and minimal systemic drug exposure.

Proprietary genetic biomarker may enable a precision medicine approach to DED

We conducted an exploratory pharmacogenetic analysis focused on the genes relevant to the TNF pathway and Sjogren’s syndrome among those 12 out of 86 patients who had the CC genotype gene variance or SNP. Among the gene variants analyzed, a correlation between one variant (rs1800693 CC genotype, “CC genotype”) in the TNFR1 gene, and a greater response (p<0.0001) to Licaminlimab (OCS-02) was observed at Day 29. The below figure shows individual patient profiles by study days for change from baseline global ocular discomfort score for participants with the CC genotype.

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

A specific gene variant may enable biomarker based treatment

Phase 2b RELIEF trial design and topline results

In light of the results generated by Licaminlimab (OCS-02) in its Phase 2 PoC trials, we advanced Licaminlimab (OCS-02) into a 122 subject Phase 2b RELIEF clinical trial to evaluate the safety and efficacy of Licaminlimab (OCS-02) in treating the signs of DED. This trial was randomized, multi-center, double masked and vehicle-controlled. Following initial screening, trial participants are randomized on a 1:1 basis into either the treatment cohort or the vehicle cohort and received Licaminlimab (OCS-02) 60mg/mL or vehicle three times daily for six weeks, followed by a two week follow up period. Participants were evaluated for efficacy endpoints at baseline, Day 15 and Day 43. The prespecified investigational efficacy measures in this trial included multiple signs of DED that are accepted by the FDA as efficacy endpoints, such as total corneal fluorescein staining, the percentage of patients with a 10 mm or greater increase in Schirmer’s test, compared to vehicle. Biomarker analyses (from impression cytology samples) were additional endpoints of the trial.

One hundred and twenty-two (122) patients were randomized 1:1 to either Licaminlimab (n=62) or vehicle (n=60) across 4 sites for a 6-week treatment period and a 2-week follow up. A total of 23 patients carried a specific TNFR1-related genotype.

Phase 2b RELIEF trial showed positive effects on multiple signs of DED

•
For the full trial population (n=122): Treatment effect favoring Licaminlimab (OCS-02) was observed in multiple sign endpoints including fluorescein staining in the total cornea, inferior corneal, central corneal and nasal conjunctival regions, and in the Schirmer’s test.
•
For the subpopulation of patients with the TNFR1 genetic biomarker (n=23): Treatment effect favoring Licaminlimab (OCS-02) was observed in multiple sign endpoints including fluorescein staining in the total cornea, inferior corneal, central corneal, nasal conjunctival, total conjunctival and total ocular surface regions, in the Schirmer’s test, and in conjunctival redness. Rapid and favorable treatment effect in favor of Licaminlimab (OCS-02) on corneal inflammation was observed as early as Day 15 that was significant at Day 43, as measured by the difference in mean change from baseline versus vehicle for inferior corneal fluorescein staining score: -0.59 (CI: -1.165, -0.017). The treatment effect also increased over time.

Favors Licaminlimab
Day 15
-0.38
Day 43
-0.59
P < 0.05*
(-1.165, -0.017)
-1.00
0.00
0.5

*90% CI for Difference in Means based on the t-distribution; sample t-test: directional nominal p-value

Licaminlimab (OCS-02) was well tolerated. The incidence of ocular TEAEs in the study eye was 11.5% in the Licaminlimab (OCS-02) group and 10.2% in the vehicle group. TEAEs in the fellow eye were similar to the study eye. All ocular TEAEs were mild and transient, and there were no serious ocular adverse events observed with Licaminlimab (OCS-02) in the study. Drop comfort was also evaluated and was similar to artificial tears.

Additional Development Initiatives

In addition to our three product candidates OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02), we also are engaged in a number of earlier preclinical development initiatives, including the evaluation of OCS-03 as a possible treatment for corneal neovascularization, a common disorder caused by the aberrant development of new blood vessels into the cornea and pterygium, a pink colored growth that originates in the conjunctiva. We are also assessing the preclinical candidate OCS-04, an innovative topical ophthalmic formulation project, preliminarily intended for corneal graft rejection prevention and possibly other inflammatory related conditions targeting the ocular surface.

Material Licenses, Partnerships and Collaborations

License Agreement with Accure for Privosegtor (OCS-05)

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

As of December 31, 2024, we have paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of approximately CHF 0.5 million. During the fourth quarter of 2024, we completed the Phase 2 ACUITY trial of Privosegtor (OCS-05) in acute optic neuritis and received clearance from the FDA for our IND application. These events triggered two milestone payments to Accure totaling CHF 1.1 million ($1.2 million) which were paid in January 2025. Including these payments, as of December 31, 2024, we were obligated to pay Accure (a) up to CHF 101.4 million ($112.1 million at the December 31, 2024 exchange rate) in the aggregate upon the achievement of certain development, regulatory and sales milestones; (b) tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales of licensed products; and (c) a percentage in the high teens on sublicensing revenues received any time after 36 months from the agreement effective date, and a higher percentage on sublicensing revenues received prior to such date, in all cases subject, in the case of this clause (c), to reduction for any amounts that were previously paid or are concurrently or later paid by us to Accure pursuant to our milestone payment obligations. Our royalty payment obligations are subject to certain reductions and expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of any licensed patent covering such licensed product in such country; (ii) the expiration of such licensed product’s Orphan Drug status, if any, in such country; or (iii) ten (10) years following the date of first commercial sale of such licensed product in such country (the “Payment Period”). Under the Accure Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for a licensed product in major countries of the territory as defined in the Accure Agreement.

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

License Agreement with Novartis for Licaminlimab (OCS-02)

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

We originally entered into the Novartis Agreement with Alcon Research, Ltd. (“Alcon”), which subsequently assigned its rights and obligations under the Novartis Agreement to Novartis in connection with Alcon's spin-off from Novartis. We made an upfront payment to Alcon of CHF 4.7 million ($4.7 million at the exchange rate at the time of payment) in cash and issued 401,709 ordinary shares (recast using the Exchange Ratio to reflect the impact of the BCA) for the residual between the fair value and the upfront payment. This was accounted for as a share-based payment transaction under IFRS 2. As of December 31, 2024, we were obligated to pay Novartis additional up to CHF 87.8 million ($97.0 million at the December 31, 2024 exchange rate) in the aggregate upon the achievement of certain development, regulatory, sales and other milestones and tiered royalties ranging from a mid-single digit to a mid-teen percentage on net sales. In consideration for the exclusive sublicense from Novartis under certain third-party intellectual property rights, we are obligated to pay a low-single digit royalty on our net sales of the licensed product, however, such payments will be deducted from royalties payable to Novartis. Our royalty payment obligations are subject to certain reductions and expire with respect to any licensed product on a country-by-country basis upon the later of (a) the expiration of the last to expire valid claim of any licensed patent covering any such licensed product in such country; (b) the expiration of the period of data exclusivity in any country worldwide; or (c) twelve (12) years after first commercial sale of such licensed product in such country (“Royalty Term”).

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

Manufacturing Strategy

We oversee and manage third-party contract manufacturing organizations (“CMOs”), to support the development and manufacture of product candidates for our clinical trials, and, if any product candidates receive marketing approval, we expect to rely on such manufacturers to meet commercial demand. We expect this strategy will enable us to maintain a more efficient operating and cost infrastructure, avoiding dependence on our own manufacturing facility and equipment, while simultaneously enabling us to focus our expertise on the clinical development and future commercialization of our products, if approved. Currently, we rely on and have agreements with third-party contract manufacturers for developing API/drug substance for OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02), and we expect to enter into commercial supply agreements with such manufacturers prior to any potential approval. We continue to develop and improve the manufacturing processes for Privosegtor (OCS-05) and Licaminlimab (OCS-02) and to address the requirements in these highly regulated markets. Improvement of manufacturing processes may involve transferring the development and manufacturing to another CMO, taking into account technical, quality and economic aspects.

Each of OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02) is manufactured via conventional pharmaceutical processing procedures, employing commercially available excipients and packaging materials. The procedures and equipment employed for manufacture and analysis are consistent with standard pharmaceutical production, and are transferable to a range of manufacturing facilities, if needed.

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

Several large pharmaceutical and biopharmaceutical companies that have commercialized, or are developing treatments for ocular diseases, compete with us. Companies that compete with us directly on the level of the development of product candidates targeting DME include Abbvie, ANI Pharmaceuticals, Bayer, Novartis, Regeneron and Roche, among others. Companies that have commercialized or are developing drug candidates to treat inflammation and pain associated with ocular surgery include Abbvie, Alcon, Bausch + Lomb and Teva Pharmaceuticals, among others; companies that compete with us in the area of DED include Abbvie, Alcon, Bausch + Lomb, Viatris, Harrow, and Sun Pharmaceuticals, among others. Companies engaged in the commercialization or development of therapeutics to treat uveitis include Abbvie and Bausch + Lomb, among others.

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

As of December 31, 2024, we own and exclusively in-licensed a patent portfolio that included 16 issued U.S. patents, 5 issued European patents validated in multiple jurisdictions, and 61 issued patents in other foreign jurisdictions, as well as 16 pending non-provisional U.S. patent applications, and 71 foreign pending patent applications, including 9 pending European patent applications, and 4 pending Patent Cooperation Treaty ("PCT") applications related to our different product candidates, namely, OCS-01, Licaminlimab (OCS-02), OCS-03, OCS-04 and Privosegtor (OCS-05).

OCS-01

Regarding our OCS-01 product candidate, as of December 31, 2024, we own a patent family that consisted of three issued U.S. patents and one granted European patent validated in 12 jurisdictions (Belgium, France, Germany, Great Britain, Iceland, Ireland, Italy, the Netherlands, Poland, Spain, Switzerland, Turkey) with claims covering the composition including dexamethasone. These patents will expire in 2026, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2024, we also own a patent family that consisted of 8 U.S. non-provisional patent applications and 4 issued U.S. patents, one South African issued patent and 20 additional foreign patent applications in other jurisdictions, including one European patent application, directed to specific formulations of OCS-01 and methods for stabilizing the composition for use as an eye drop. Patents, if issued from patent applications in this family, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Privosegtor (OCS-05)

Regarding our Privosegtor (OCS-05) product candidate, as of December 31, 2024, we exclusively licensed from Accure under the Accure Agreement a patent family that consisted of three issued U.S. patents and one granted European patent validated in 24 jurisdictions (Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Great Britain, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Slovenia, Spain, Sweden, Switzerland, Turkey), as well as 10 issued patents (Australia, Brazil, Canada, China, India, Israel, Japan, Republic of Korea, Mexico, Russia) in other foreign jurisdictions, with claims covering composition of matter of Privosegtor (OCS-05). These patents (including any patents that issue from such patent applications) will expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2024, we also exclusively licensed from Accure under the Accure Agreement a patent family that consisted of one pending non-provisional U.S. patent application and 15 pending foreign patent applications, including one pending European patent application (and pending applications in Australia, Canada, China, Japan and Hong-Kong), directed to the method of use of the composition of Privosegtor (OCS-05) in combination with active compounds. Patents, if issued from such patent applications, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2024, we also exclusively licensed from Accure under the Accure Agreement a patent family consisting of one pending non-provisional U.S. patent application and five pending foreign patent applications, including one pending European patent application (and pending applications in Australia, Canada, China, Japan), with claims directed to specific dosage regimen for administering the active pharmaceutical ingredient of Privosegtor (OCS-05). Patents, if issued from such patent applications, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2024, we also own a PCT pending application as well as pending applications in Argentina and Taiwan, with claims covering a manufacturing process of Privosegtor (OCS-05) and Privosegtor (OCS-05) intermediate synthesis compounds. In order for any future patent applications to claim the benefit of such PCT application, they must be filed not later than 30 or 31 months (depending on the jurisdiction) after the earliest priority date of such PCT application. Patents, if issued from such patent applications, will expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Licaminlimab (OCS-02)

Regarding our Licaminlimab (OCS-02) product candidate, as of December 31, 2024, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, one patent family that consisted of three issued U.S. patents and two granted European patents validated in 36 jurisdictions (Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Monaco, the Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey) and six jurisdictions (France, Germany, Great Britain, Italy, Spain, Switzerland), respectively, 22 issued patents in other foreign jurisdictions (Argentina, Australia, Brazil, Canada, Chile (two patents), China (two patents), India, Hong-Kong (two patents), GCC, Japan (two patents), Republic of Korea, Mexico (two patents), Philippines, Russia, South Africa, Taiwan, Ukraine) and two patent applications pending in other foreign jurisdictions, with claims covering composition of matter of Licaminlimab (OCS-02) or methods of use. Patents (including any patents that issue from such patent applications) will expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

In addition, as of December 31, 2024, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, one patent family directed on a biomarker for patient selection, that consists of one issued U.S. patent and one issued Japanese patent, one pending European and one U.S. patent applications and two patent applications pending in Canada and Japan. Patents (including any patents that issue from such patent applications) will expire in 2037, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

In addition, as of December 31, 2024, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, six additional patent families covering composition of matter of Licaminlimab (OCS-02) or methods of use, which (including any patents that issue from patent applications in these families) will expire between 2023 and 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Under the terms of the Novartis Agreement, Novartis is responsible for the prosecution and maintenance of these six patent families.

OCS-03

As of December 31, 2024, we own a patent family that consists of one pending U.S. non provisional application and one pending European application as well as one pending Taiwanese application, with claims covering composition of matter of OCS-03 and its use. Patents (including any patents that issue from patent application) will expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

OCS-04

As of December 31, 2024, we own one pending PCT application as well as pending applications in Argentina and Taiwan, with claims covering composition of matter of OCS-04 and manufacturing processes. In order for any future patent applications to claim the benefit of such PCT application, they must be filed not later than 30 or 31 months (depending on the jurisdiction) after the earliest priority date of such PCT application. Patents, if issued from the patent applications claiming the benefit of such priority application, if issued, will expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

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

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. As of December 31, 2024, we owned four registered U.S. trademarks (three of which being fractions of international registrations), four international trademark registrations (either granted or still under examination in several countries), 14 registered foreign trademarks. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions. For more information regarding the risks related to our intellectual property, please see the section entitled “Risk Factors—Risks Related to Intellectual Property.”

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
•
performance of adequate and well-controlled human clinical trials in accordance with cGCP requirements to establish the safety and efficacy of the proposed drug (or the safety, purity and potency of the proposed biologic) for its intended use;
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

The FDA reviews an NDA or BLA to determine, among other things, whether a drug is safe and effective (or a biologic is safe, pure and potent) for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality, and purity. Under the Prescription Drug User Fee Act (PDUFA) guidelines, the FDA has a goal of ten months from the date of “filing” of a standard NDA or BLA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA or BLA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after the application is submitted. The FDA conducts a preliminary review of all NDAs or BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

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

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug designation status in the EU has similar, but not identical, benefits.

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

The FDA closely regulates the marketing, labeling, advertising, and promotion of biopharmaceutical products. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.

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

FDA Approval and Regulation of Companion Diagnostics

A therapeutic product may rely upon an in vitro companion diagnostic for use in selecting the patients that will be more likely to respond to that therapy. If the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic device is not approved or cleared for that indication. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of in vitro companion diagnostics in conjunction with the review of our therapeutic product candidate Licaminlimab (OCS-02) will, therefore, likely involve coordination of review by the FDA’s Center for Biologics Evaluation and Research and the FDA’s Center for Devices and Radiological Health.

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

In the EU, the Clinical Trials Regulation (EU) No 536/2014 entered into application on January 31, 2022. The Regulation is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increase their transparency. Specifically, the new Regulation, which is directly applicable in all EU Member States, introduces a streamlined application procedure via a single entry point, the “EU portal”, the Clinical Trials Information System (“CTIS”); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I is assessed by the competent authorities of a reference member state selected by the trial sponsor largely of the type of clinical trial, risk-benefit analysis, and compliance with technical requirements. This assessment is then submitted to the competent authorities of all the concerned member states in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and ECs in each EU member state concerned. Individual EU Member States shall retain the power to authorize the conduct of clinical trials on their territory. The CTR foresaw a three-year transition period that ended on January 31, 2025. Since this date, all new or ongoing trials are subject to the provisions of the CTR.

Pathways to Obtain a Marketing Authorization in the EU

In the European Economic Area (“EEA”), which consists of the 27 Member States of the European Union, as well as Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after a related marketing authorization has been granted. A company may submit a marketing authorization application (“MAA”) on the basis of the centralized, decentralized or mutual recognition procedure. Under the centralized procedure, MAAs are submitted to the EMA for scientific review by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”). The CHMP issues an opinion concerning whether the quality, safety and efficacy of the product has been demonstrated. The opinion is considered by the European Commission which is responsible for granting a centralized marketing authorization in the form of a binding European Commission decision. If the application is approved, the European Commission grants a single marketing authorization that is valid throughout the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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

The regulation of companion diagnostics has been subject to further requirements since the in vitro diagnostic medical devices Regulation (No 2017/746), (“IVDR”), became applicable on May 26, 2022. The IVDR introduced a new classification system for companion diagnostics which are now specifically defined as diagnostic tests that support the safe and effective use of a specific medicinal product, by identifying patients that are suitable or unsuitable for treatment. Companion diagnostics have to undergo a conformity assessment by a notified body. If the medicinal product has, or is in the process of, been authorized through the centralized procedure for the authorization of medicinal products, the notified body is, before it can issue a CE Certificate of Conformity, required to seek a scientific opinion from the EMA on the suitability of the companion diagnostic for use in relation to the medicinal product concerned. For medicinal products that have or are in the process of authorization through any other route provided in EU legislation, the notified body must seek the opinion of the national competent authority of an EU Member State.

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
•
federal civil and criminal false claims laws, including the federal False Claims Act which can be enforced by private individuals on behalf of the government through civil whistleblower or qui tam actions, and civil monetary penalty laws prohibit individuals or entities from knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Entities can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, or for providing medically unnecessary services or items. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;
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

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufacturers to provide scientific details, information on cost-effectiveness, and clinical support for the use of a product to each payor separately. This can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and related services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. For example, high-expenditure, single-source products that have been on the market for at least 7 years can become subject to Inflation Reduction Act (“IRA”) the U.S. Department of Health and Human Services ("HHS") price negotiation. Thus far, HHS has have negotiated prices that range from 38 to 79 percent below their non-negotiated prices; these negotiated prices go into effect in January 2026. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

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

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. By way of example, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs; implemented a new methodology under which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded the eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and it established a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services ("CMS"), to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been amendments to and executive, judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, on August 16, 2022, the IRA was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025 and eliminates the “donut hole” under the Medicare Part D program beginning in 2025, by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges and health reform measures of the second Trump administration in the future.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2.0% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect until 2032 unless additional congressional action is taken. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, to review the relationship between pricing and manufacturer patient programs, and to reform government program reimbursement methodologies for pharmaceutical products. The IRA, among other things: (i) allows HHS to negotiate the price of certain high-expenditure single-source drugs covered under Medicare that have been on the market for at least 7 years, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, (the “Medicare Drug Price Negotiation Program”) and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions began to take effect progressively starting in 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program.

Additional health reform measures may continue and affect our business in unknown ways, particularly given the recent change in administration. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may include, for example, directives to reduce agency workforce, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan, and directing certain federal agencies to enforce existing law regarding hospital and price plan transparency and by standardizing prices across hospitals and health plans. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA.

In addition, individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference to pricing systems and publication of discounts and list prices.

The Health Technology Assessment (“HTA”) process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. A new regulation adopted in December 2021 the HTA Regulation, is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and to provide the basis for cooperation at EU level for joint clinical assessments in these areas. The Regulation began to apply on January 12, 2025 through a phased implementation ending in 2028.

C. Organizational Structure

Oculis Holding AG (the “Company” or “Oculis”) is a stock corporation (Aktiengesellschaft) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022. The official seat of the Company is planned to remain in Zug, Switzerland.

As of December 31, 2024, the Company controlled five wholly-owned subsidiaries: Oculis Operations Sàrl (“Oculis Operations”) with its registered office in Lausanne, Switzerland, which was incorporated on December 27, 2022, Oculis ehf. (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. (“Oculis US”) which was incorporated in Delaware, USA on May 26, 2020, and Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”). Prior to the Business Combination on March 2, 2023, Oculis SA (“Legacy Oculis”), which was incorporated in Lausanne, Switzerland on December 11, 2017, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis US and Oculis HK, formed the Oculis group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving entity and remains a wholly-owned subsidiary of Oculis.

On April 18, 2024, the Company completed the dissolution of Oculis Merger Sub II Company (“Merger Sub 2”) which was incorporated in the Cayman Islands on January 3, 2023 and was a wholly-owned subsidiary of Oculis. Merger Sub 2 was created for purposes of consummating the Business Combination and did not contain any business operations of the Company.

D. Property, Plants and Equipment

As of December 31, 2024, we leased approximately 10,700 square feet of facilities for our operations, including 4,300 square feet of laboratory and office space in Iceland, with main activities of research, business and clinical development, 4,630 square feet of office space in Switzerland, with main activities of business and clinical development and 1,725 square feet of office space in the United States, with main activities being general and administrative in nature.

In February 2025, we signed a new lease in the U.S. for 5,575 square feet of space that will be used for general and administrative activities, commencing July 1, 2025. We believe that these facilities will be adequate to meet our needs, and we are constantly evaluating our needs for expanding and or adding to our existing facilities.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2022, as well a comparison of the year ended December 31, 2023 against the year ended December 31, 2022, has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 28, 2023 under Item 5. “Operating and Financial Review and Prospects”.

All amounts discussed are in Swiss francs, unless otherwise indicated.

Company Overview

We are a global late clinical-stage biopharmaceutical company, headquartered in Switzerland with operations in the U.S. and Iceland. We have substantial expertise in therapeutics used to treat ophthalmic and neuro-ophthalmic diseases and are engaged in the development of innovative drug candidates which embrace the potential to address large unmet medical needs for many eye-related conditions. Our mission is to improve the vision health and quality of life of patients around the world by developing medicines that save sight and improve eye care. To realize this mission, we intend to become a global leader in ophthalmic and neuro-ophthalmic therapeutics.

Our pipeline currently includes three clinical-stage therapeutic candidates: OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02). Our lead product candidate, OCS-01, is currently being evaluated in ongoing Phase 3 clinical trials for DME and is in NDA preparation as a once-daily topical for the treatment of inflammation and pain following ocular surgery. Our second clinical candidate is Privosegtor (OCS-05), a potential disease modifying neuroprotective agent against neurological damage with potential application in multiple indications, including glaucoma, diabetic retinopathy, and neurotrophic keratitis. We completed a Phase 2 PoC trial evaluating Privosegtor (OCS-05) as a potential treatment for acute optic neuritis for which there is currently no approved therapeutic treatment, and announced positive results in January 2025. We also received Investigational New Drug (“IND”) clearance from the FDA enabling the initiation of clinical development of Privosegtor (OCS-05) in the U.S., as part of a global development program. Our third clinical candidate is Licaminlimab (OCS-02) for the treatment for keratoconjunctivitis sicca, or dry eye disease (“DED”), with a potential biomarker precision medicine approach. Following prior positive trials in symptoms of DED, we completed the DED Phase 2b RELIEF trial in signs of DED in June 2024 and announced positive topline results.

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. The National Eye Institute, a part of the U.S. National Institutes of Health, estimates that in the United States, blindness or significant visual impairment impacts approximately seven million people, including those with vision loss resulting from retinal diseases such as DME, macular degeneration, DR, and retinal vein occlusion (“RVO”); disorders caused by swelling and inflammation such as DED, corneal keratitis and uveitis; and glaucoma, among other disease states. For glaucoma more specifically, the American Glaucoma Society highlighted a tremendous unmet need for therapies, independent of intraocular pressure (IOP) lowering agents, that can offer neuroprotection, neurorecovery and/or neuroregeneration. Of note, retinal neuroprotection has been considered the next frontier in ophthalmic disease as the discovery of novel neuroprotection strategies will fill a critical unmet need for multiple neuro-ophthalmic conditions. It is estimated that the global spending for ophthalmology therapeutics will reach approximately $33 billion in 2027, according to an industry source.

To date, we have primarily financed our operations through the proceeds from share issuances and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we have a product candidate approved for commercialization, and we begin to generate revenue and royalties from product sales. We have also incurred significant operating losses. We incurred net losses of CHF 85.8 million for the year ended December 31, 2024, and an accumulated losses balance of CHF 285.6 million as of December 31, 2024.

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

Business combination with European Biotech Acquisition Corp (“EBAC")

On March 2, 2023, we consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement ("BCA") between Legacy Oculis and EBAC dated as of October 17, 2022. We received gross proceeds of CHF 97.6 million or $103.7 million comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (“PIPE”) investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into our Ordinary Shares. In connection with the Business Combination, Oculis became listed on the United States Nasdaq Global Market with the ticker symbol "OCS" for its ordinary shares and “OCSAW” for its public warrants.

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post acquisition-closing share volume weighted average price (“VWAP”) targets of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, during the earnout period.

The first two price targets of $15.00 and $20.00 were met in November 2024 and February 2025, respectively, resulting in an aggregate of 168,571 earnout options becoming exercisable and the immediate vesting of 2,845,446 earnout shares.

May 2023 Public Offering

On May 31, 2023, we entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5, 2023 and June 13, 2023, closed the issuance and sale in a public offering of an aggregate of 3,654,234 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 38.2 million or $42.0 million before deducting underwriting discounts, commissions and offering expenses.

Registered Direct Offering and Nasdaq Iceland Main Market listing

On April 22, 2024, we closed a registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of our ordinary shares, at a purchase price of CHF 10.70 or $11.75 per share to investors (the “Registered Direct Offering”), and commenced trading of our ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024.

At-the-Market Offering Program

On May 8, 2024, we entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which we may offer and sell, from time to time at our sole discretion, ordinary shares having an aggregate offering price of up to $100.0 million (CHF 90.5 million) through Leerink Partners as our sales agent. There were no sales under the ATM Offering Program through December 31, 2024.

Loan Facility

On May 29, 2024, we entered into an agreement for a loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (the “Loan Agreement”). The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million (“Loan 1”), CHF 20.0 million (“Loan 2”) and CHF 10.0 million (“Loan 3”), respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available to us by the Lender if mutually agreed in writing. Upon each tranche becoming available for draw down as well as upon Oculis drawing down the loan tranches, certain associated transaction costs become payable by Oculis. No amounts were drawn under the Loan Agreement during the year ended December 31, 2024.

In conjunction with the Loan, we entered into a warrant agreement (the “Blackrock Warrant”) with Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), under which the Holder can purchase up to 361,011 of our ordinary shares at a price per ordinary share equal to $12.17 (CHF 11.01). At signing the Blackrock Warrant was immediately exercisable for 43,321 ordinary shares and, following the drawdown of each of Loans 1, 2 and 3, the Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Warrant in connection with Loans 1, 2 and 3, is exercisable for a period of up to seven years from the date of eligibility and will terminate at the earliest of (i) December 31, 2032, (ii) such earlier date on which the Warrant is no longer exercisable for any warrant share in accordance with its terms and (iii) the acceptance by our shareholders of a third-party bona fide offer for all outstanding shares of Oculis (subject to any prior exercise by the Holder, if applicable). The Blackrock Warrant had not been exercised in part or in full as of December 31, 2024.

February 2025 Underwritten Offering

On February 14, 2025, we entered into an underwriting agreement with BofA Securities Inc. and Leerink Partners LLC, as a representative of the several underwriters in connection with an offering of 5,000,000 of our ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 (CHF 18.01) per share, for total gross proceeds of $100.0 million (CHF 90.1 million), before deducting underwriting discounts, commissions and offering expenses. The offering closed on February 18, 2025.

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

Operating Expenses

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates and programs. We expense research and development costs and the cost of acquired intangible assets used in research and development activities as incurred. Research and development expenditures are capitalized only if they meet the recognition criteria of IAS 38 (“Intangible Assets”). Capitalization does not result in amortization until the related product is approved for commercialization, where a finite useful economic life can be more reliably determined. To date, all capitalized R&D intangible assets remain unamortized.

Research and development expenses include:

•
employee-related expenses, including salaries, related benefits and equity-based compensation expense, for employees engaged in research and development functions;
•
expenses incurred in connection with the preclinical and clinical development of our product candidates and programs, including under agreements with Clinical Research Organizations (“CROs”), and clinical trial investigative sites and consultants that conduct our clinical trials;
•
costs related to Contract Manufacturing Organizations (“CMOs”) that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs;
•
costs related to non-clinical studies and other scientific development services;
•
costs related to compliance with quality and regulatory requirements;
•
research and development-related payments made under third-party licensing agreements; and
•
costs related to formulation research, IP expenses, facilities, overhead, depreciation and amortization of laboratory equipment and other expenses.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our ongoing and planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any current or future product candidates.

The successful development and commercialization of product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

•
the timing and progress of non-clinical and clinical development activities;
•
the number and scope of non-clinical and clinical programs we decide to pursue;
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

We have incurred increasing accounting, audit, legal and other professional services costs initially in 2022 and 2023 associated with the Business Combination, and in 2023 related to the transition from a private company to a public company. We anticipate that our general and administrative expenses may continue to increase in the future as we continue to operate as a dual-listed public company, such as personnel expenses, governance related expenses, audit and legal fees, and expenses for compliance with public company reporting requirements under the Exchange Act, United States Nasdaq Global Market rules and Nasdaq Iceland Main Market rules.

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

Fair value adjustment on warrant liabilities

Fair value adjustment on warrant liabilities reflects the changes in fair value of our warrant instruments. The fair value is dependent on the change in the underlying market price of the public and private warrants, the change in Black-Scholes fair value of the Blackrock Warrant, and the number of outstanding warrants at the reporting date. The fair value of the public and private warrants is in general directly correlated with the market price of our warrants. Assuming the number of outstanding warrants remains constant, we would expect a fair value loss due to an increase in the market price of the warrants, and a fair value gain due to a decrease in the market price of the warrants.

Foreign currency exchange gain (loss)

Foreign currency exchange gains and losses consisted of currency exchange differences that arise from transactions denominated in currencies other than Swiss Francs.

Income tax expense

We are subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Zug, and Commune of Zug, as well as in the Canton of Vaud, and Commune of Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular the United States, France, China and Iceland where our wholly owned subsidiaries are incorporated.

We are entitled, under Swiss laws, to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes owed. As of December 31, 2024, we had tax loss carry-forwards totaling CHF 233.8 million. There is no certainty that we will make sufficient profits to be able to utilize tax loss carry-forwards in full and no deferred tax assets have been recognized in the financial statements.

A. Operating Results

The following table summarizes our results of operations for the periods presented:

	For the years ended December 31,
In CHF thousands	2024	2023	Change	% Change
Grant income	686	883	(197)	(22.3%)
Operating income	686	883	(197)	(22.3%)
Research and development expenses	(52,083)	(29,247)	(22,836)	(78.1%)
General and administrative expenses	(21,807)	(17,487)	(4,320)	(24.7%)
Merger and listing expense	-	(34,863)	34,863	(100.0%)
Operating expenses	(73,890)	(81,597)	7,707	9.4%
Operating loss	(73,204)	(80,714)	7,510	9.3%
Finance income	2,168	1,429	739	51.7%
Finance expense	(639)	(1,315)	676	(51.4%)
Fair value adjustment on warrant liabilities	(15,531)	(3,431)	(12,100)	352.7%
Foreign currency exchange (loss) gain	1,269	(4,664)	5,933	127.2%
Finance result	(12,733)	(7,981)	(4,752)	(59.5%)
Loss before tax for the period	(85,937)	(88,695)	2,758	3.1%
Income tax expense	160	(107)	267	249.5%
Loss for the period	(85,777)	(88,802)	3,025	3.4%

Comparison of the Years Ended December 31, 2024 and 2023

Grant Income

Grant income for the years ended December 31, 2024 and 2023 were CHF 0.7 million and CHF 0.9 million, respectively. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While some of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the years ended December 31,
In CHF thousands	2024	2023	Change	% Change
Personnel expenses	11,114	6,509	4,605	70.7%
Payroll	6,085	4,796	1,289	26.9%
Share-based compensation	5,029	1,713	3,316	193.6%
Operating expenses	40,969	22,738	18,231	80.2%
External service providers	40,127	22,256	17,871	80.3%
Other operating expenses	573	258	315	122.1%
Depreciation of property and equipment	99	106	(7)	(6.6%)
Depreciation of right-of-use assets	170	118	52	44.1%
Total research and development expense	52,083	29,247	22,836	78.1%

Research and development expenses were CHF 52.1 million for the year ended December 31, 2024 compared to CHF 29.2 million for the year ended December 31, 2023. The net increase of CHF 22.8 million, or 78.1%, was primarily due to an increase in external CRO expenses as a result of the completion and subsequent startup activities of multiple OCS-01 clinical trials and the execution of the Licaminlimab (OCS-02) RELIEF Phase 2b clinical trial, as well as an increase in research and development personnel costs. Included in share-based compensation for the year ended December 31, 2024 was a non-routine one time charge related to certain options that were modified to accelerate vesting upon the death of an employee for approximately CHF 1.0 million. The increase in development expenses reflects the trials ongoing during 2024, including the two OCS-01 DIAMOND Phase 3 clinical trials, OCS-01 LEOPARD investigator-initiated trial ("IIT"), Licaminlimab (OCS-02) RELIEF Phase 2b trial and Privosegtor (OCS-05) ACUITY Phase 2 clinical trial for acute optic neuritis. We anticipate that our research and development expenses will continue to increase as we advance our planned pipeline development programs.

	For the years ended December 31,
In CHF thousands	2024	2023	Change	% Change
OCS-01	32,400	15,135	17,265	114.1%
Privosegtor (OCS-05)	4,266	3,354	912	27.2%
Licaminlimab (OCS-02)	11,931	8,793	3,138	35.7%
Other development projects	3,486	1,965	1,521	77.4%
Total	52,083	29,247	22,836	78.1%

For the year ended December 31, 2024, research and development expenses were primarily driven by our OCS-01 DME DIAMOND Phase 3 Stage 2 clinical trials, the Licaminlimab (OCS-02) Phase 2b RELIEF clinical trial and technical development, and Privosegtor (OCS-05) ACUITY PoC clinical trial for acute optic neuritis.

General and Administrative Expenses (excluding Merger and Listing Expense)

	For the years ended December 31,
In CHF thousands	2024	2023	Change	% Change
Personnel expenses	11,476	7,029	4,447	63.3%
Payroll	6,723	5,134	1,589	31.0%
Share-based compensation	4,753	1,895	2,858	150.8%
Operating expenses	10,331	10,458	(127)	(1.2%)
External service providers	7,445	7,695	(250)	(3.2%)
Other operating expenses	2,749	2,700	49	1.8%
Depreciation of property and equipment	34	19	15	78.9%
Depreciation of right-of-use assets	103	44	59	134.1%
Total	21,807	17,487	4,320	24.7%

General and administrative expenses (excluding merger and listing expense) were CHF 21.8 million for the year ended December 31, 2024, compared to CHF 17.5 million for the year ended December 31, 2023. The increase of CHF 4.3 million, or 24.7%, was primarily due to increased personnel costs driven by share-based compensation.

Merger and listing Expense

	For the years ended December 31,
In CHF thousands	2024	2023	Change	% Change
Merger and listing expense	-	34,863	(34,863)	(100.0%)

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

Finance Income and Finance Expense

	For the years ended December 31,
In CHF thousands	2024	2023	Change	% Change
Finance income	2,168	1,429	739	51.7%
Finance expense	(639)	(1,315)	676	(51.4%)

Finance income was CHF 2.2 million for the year ended December 31, 2024 compared to CHF 1.4 million for the year ended December 31, 2023. The increase of CHF 0.7 million was due to an increase in interest on short-term financial assets. Finance expense was CHF 0.6 million for the year ended December 31, 2024, compared to CHF 1.3 million for the year ended December 31, 2023. 2023 activity primarily related to interest expense accrued for the preferred Series B and C through the closing of the Business Combination on March 2, 2023. The finance expense in 2024 was primarily due to amortization of transaction costs related to the Blackrock loan facility entered into in May 2024.

Fair Value Adjustment on Warrant Liabilities

	For the years ended December 31,
In CHF thousands	2024	2023	Change	% Change
Fair value adjustment on warrant liabilities	(15,531)	(3,431)	(12,100)	352.7%

We incurred a fair value loss of CHF 15.5 million for the year ended December 31, 2024, and CHF 3.4 million for the period of March 2, 2023 to December 31, 2023, in each period primarily due to an increase in the market price of the BCA warrants assumed by Oculis from EBAC.

Foreign Currency Exchange (Loss) Gain

	For the years ended December 31,
In CHF thousands	2024	2023	Change	% Change
Foreign currency exchange (loss) gain	1,269	(4,664)	5,933	(127.2%)

Foreign currency exchange gain was CHF 1.3 million for the year ended December 31, 2024, compared to a loss of CHF 4.7 million for the year ended December 31, 2023. For the year ended December 31, 2024, the favorable currency exchange was mainly due to the fluctuation of U.S. dollar against the Swiss Franc producing a foreign exchange gain over the year related to our U.S. dollar denominated cash balances. For the year ended December 31, 2023, the unfavorable currency exchange was mainly due to the fluctuation of U.S. dollar against the Swiss Franc generating a foreign exchange loss over the year related to our U.S. dollar denominated cash balances, as well as a loss on the revaluation of the U.S dollar denominated Series C long-term financial debt (former preferred shares) from January to March 2023. The Series C Preferred Shares, accounted for as long-term financial debt, was fully converted to ordinary shares pursuant to the Business Combination in March 2023.

Comparison of Years Ended December 31, 2023 and 2022

For a discussion of the financial results and condition for the fiscal year ended December 31, 2022, please refer to our Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 28, 2023. For a comparison of years ended December 31, 2023 and 2022 please refer to our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 19, 2024.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products for several years, if at all. Through December 31, 2024, we have funded our operations primarily with CHF 103.4 million of proceeds from the sale of our preferred stock, CHF 97.6 million of gross proceeds from the Business Combination, PIPE Financing and conversion of CLA, CHF 38.2 million of gross proceeds from the sale of our ordinary shares in the Public Offering and CHF 53.5 million of gross proceeds from the sale of our ordinary shares in the Registered Direct Offering. In February 2025, we closed an underwritten offering of 5,000,000 ordinary shares at a price of $20.00 (CHF 18.01) per share, for total gross proceeds of $100.0 million (CHF 90.1 million). As of December 31, 2024 and 2023, we had cash, cash equivalents and short-term investments of CHF 98.7 million and CHF 91.7 million, respectively. We had accumulated losses of CHF 285.6 million and CHF 199.8 million as of December 31, 2024 and 2023, respectively.

On May 8, 2024, we entered into a sales agreement with Leerink Partners with respect to an ATM Offering Program under which we may offer and sell, from time to time at our sole discretion, ordinary shares having an aggregate offering price of up to $100.0 million (CHF 84.4 million) through Leerink Partners as our sales agent.

On May 29, 2024, we entered into the Loan Agreement with Kreos Capital VII (UK) Limited. The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million, CHF 20.0 million and CHF 10.0 million, respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available to us by the Lender if mutually agreed in writing.

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

Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our operations and capital expenses through at least the next twelve months from the date that this Annual Report is filed with the SEC. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. We may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities, our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions. For more information regarding these risks and factors that could influence our future capital requirements and the timing thereof, please see the section entitled “Risk Factors.”

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

If we obtain regulatory approval for one or more of our product candidates, we expect to incur significant expenses related to developing our commercialization capabilities to support product sales, marketing and distribution activities, either alone or in collaboration with others. Additionally, as discussed further below, we expect to continue to incur the necessary costs associated with operating as a public company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy.

Until such time, if ever, we can generate substantial product revenue, we may finance our operations through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, marketing, distribution or licensing arrangements or through other sources of financing. Adequate capital may not be available to us when needed or on acceptable terms. To the extent that we raise additional capital through the sale of private or public equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of Ordinary Shares. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures.

Debt financing would also result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangements with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our shareholders. Please see the section entitled “Risk Factors—Risks related to our business, financial condition, capital requirements, or financial operations” for additional risks associated with our substantial capital requirements.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical development of our product candidates. In addition, we will continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses. Our expenses will also increase as we:

•
advance our clinical-stage product candidates, including as we progress our Phase 3 clinical trials for OCS-01 for DME, and advance our OCS-01 program for inflammation and pain following ocular surgery toward potential NDA submission;
•
advance Privosegtor (OCS-05) in acute optic neuritis in next stage development;
•
advance our Licaminlimab (OCS-02) program into Phase 3 and related manufacturing development activities;
•
advance our preclinical stage product candidates into clinical development;
•
seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;
•
hire additional clinical, quality assurance and control, medical, scientific and other technical personnel to support our development plans;
•
expand and/or optimize our operational, financial and management systems and increase personnel to support our operations;
•
meet the requirements and demands of being a dual-listed public company, including compliance with regulatory regimes and stock exchange rules in both the U.S. and Iceland;
•
maintain, expand, protect and enforce our intellectual property portfolio;
•
make milestone, royalty or other payments due under the license agreement with Novartis and the license agreement with Accure, each described in Note 9 of the Audited Consolidated Financial Statements, and any future in-license or collaboration agreements;
•
seek regulatory approvals for any product candidates that successfully complete clinical trials; and
•
undertake any pre-commercialization activities to establish sales, medical affairs, market access, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own or jointly with third parties.

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

License Agreement with Accure for Privosegtor (OCS-05)

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

As of December 31, 2024, we had paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of approximately CHF 0.5 million. In December 2024, we achieved two milestones under the agreement for the IND approval and positive topline data readout from the ACUITY trial and recorded a liability of CHF 1.1 million ($1.2 million) in connection with those milestones, which was paid in 2025. As of December 31, 2024, we were further obligated to pay Accure (a) up to CHF 101.4 million ($112.1 million at the December 31, 2024 exchange rate) in the aggregate upon the achievement of additional future development, regulatory and sales milestones; (b) tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales of licensed products; and (c) high teens on sublicensing revenues received any time after 36 months from the agreement effective date, and a higher percentage on sublicensing revenues received prior to such date, in all cases subject to reduction for any amounts that were previously paid or are concurrently or later paid by us to Accure pursuant to our milestone payment obligations and such amounts received from a sublicensee will be deduced from amounts owned to Accure. Our royalty payment obligations are subject to certain reductions and expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of any licensed patent covering such licensed product in such country; (ii) the expiration of such licensed product’s Orphan Drug status, if any, in such country; or (iii) ten (10) years following the date of first commercial sale of such licensed product in such country (the “Payment Period”).

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

License Agreement with Novartis for Licaminlimab (OCS-02)

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

We paid in full the contractual non-refundable upfront payment to Alcon of CHF 4.7 million ($4.7 million at the exchange rate at the time of payment) in cash and issued 401,709 ordinary shares (recast subsequent to the BCA) for the residual between the fair value and the upfront payment. This was accounted for as a share-based payment transaction under IFRS 2. As of December 31, 2024, we were obligated to pay Novartis up to an additional CHF 87.8 million ($97.0 million at the December 31, 2024 exchange rate) in the aggregate upon the achievement of certain development, regulatory, sales and other milestones and tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales. In consideration for the exclusive sublicense from Novartis under certain third-party intellectual property rights, we are obligated to pay a low-single digit royalty on our net sales of the licensed product, however, such payments will be deducted from royalties payable to Novartis. Our royalty payment obligations are subject to certain reductions and expire with respect to any licensed product on a country-by-country basis upon the later of (a) the expiration of the last to expire valid claim of any licensed patent covering any such licensed product in such country; (b) the expiration of the period of data exclusivity in any country worldwide; or (c) twelve (12) years after first commercial sale of such licensed product in such country (“Royalty Term”).

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

Other Commitments

The majority of our near term cash needs relate to our clinical and Chemistry, Manufacturing and Controls ("CMC") projects. We have conducted research and development programs through collaborative programs that include, among others, arrangements with universities, CROs and clinical research sites. As of December 31, 2024, commitments for external research and development projects totaled CHF 32.2 million, with CHF 21.9 million due within one year and CHF 10.2 million due between one and five years.

In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

We have entered into three real estate lease agreements for lab and office facilities. At December 31, 2024, these lease agreements have aggregate lease liabilities of CHF 0.3 million due within one year and CHF 0.9 million due in more than one year.

Refer to Notes 10 and 18 to our audited consolidated financial statements included elsewhere in this Annual Report for further details on our obligations and timing of expected future payments.

Cash Flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the years ended December 31,
In CHF thousands	2024	2023	Change	% Change
Net cash outflow from operating activities	(47,499)	(53,845)	6,346	(11.8%)
Net cash outflow from investing activities	(17,557)	(54,211)	36,654	(67.6%)
Net cash inflow from financing activities	54,030	129,672	(75,642)	(58.3%)
(Decrease)/Increase in cash and cash equivalents	(11,026)	21,616	(32,642)	(151.0%)

Operating Activities

Net cash outflows from operating activities decreased to CHF 47.5 million in 2024, compared to CHF 53.8 million in 2023, primarily due to higher non-cash adjustments and favorable working capital changes.

In 2024, the company had a positive net financial result of CHF 2.7 million compared to a negative net financial result of CHF 3.4 million in 2023, primarily due to adverse foreign exchange impacts in the prior year. Additionally, in 2023 we incurred CHF 1.3 million of interest expense on Series B and C preferred shares, which were converted into common shares in March 2023. Share-based compensation increased to CHF 9.8 million in 2024 compared to CHF 3.6 million in 2023, and the fair value adjustment on warrant liabilities rose to CHF 15.5 million in 2024 compared to CHF 3.4 million in 2023, both representing increased non-cash adjustments to pretax loss. Further contributing to the change was the absence of the one-time CHF 34.9 million merger and listing expense recorded in 2023 associated with the BCA.

Working capital changes also contributed to a decrease in operating cash outflows, with accrued expenses increasing by CHF 11.1 million in 2024, compared to a decrease of CHF 11.5 million in 2023 driven by the timing of payments related to clinical development contracts, among others. Additionally, other current assets decreased by CHF 5.0 million in 2024 compared to an increase of CHF 5.5 million in 2023 reflecting a reduction in prepaid clinical expense as most of our studies are now in process.

Investing Activities

For the years ended December 31, 2024 and 2023, investing activities used CHF 17.6 million and CHF 54.2 million, respectively. The decrease was driven by cash used for purchases of short term financial assets, which was CHF 17.3 million for the year ended December 31, 2024, compared to CHF 54.2 million for the year ended December 31, 2023.

Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities was CHF 54.0 million, which primarily consisted of proceeds received from the issuance and sale of shares in the Registered Direct Offering.

For the year ended December 31, 2023, net cash provided by financing activities was CHF 129.7 million, which relates primarily to the closing of the Business Combination, the PIPE Financing and the conversion of the CLAs in March 2023 and the Public Offering in the second quarter of 2023.

For a discussion of our cash flows for the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F filed with the SEC on March 19, 2024.

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

Item 6. Directors, Senior Management and Employees

A.
Directors and senior management

The following table sets forth the current executive committee members and directors of Oculis as of the filing date. Unless otherwise noted, the business address of each of our directors and executive committee members is Bahnhofstrasse 20, 6300 Zug, Switzerland.

Name	Age	Title
Non-Employee Directors
Anthony Rosenberg	72	Chairman of the Board of Directors
Christina Ackermann	60	Director
Lionel Carnot	57	Director
Arshad M. Khanani	46	Director
Martijn Kleijwegt	70	Director
Geraldine O'Keeffe	59	Director
Robert K. Warner	58	Director
Executive Committee
Riad Sherif, M.D.	57	Chief Executive Officer and Director
Sylvia Cheung	50	Chief Financial Officer
Páll Ragnar Jóhannesson	44	Chief Business Officer

Non-Employee Directors

Anthony Rosenberg, 72, has served as Chairman of the board of directors of Oculis since April 2018. Since April 2015, Mr. Rosenberg has served as the Chief Executive Officer of TR Advisory Services GmbH. Additionally, from April 2015 to April 2020, Mr. Rosenberg served as a Managing Director of MPM Capital. Prior to that, from 2005 to 2012, Mr. Rosenberg held a series of business development and licensing positions of increasing seniority at Novartis, and most recently, from 2012 to 2015, Mr. Rosenberg served as the Corporate Head of M&A and Licensing at Novartis International AG. Mr. Rosenberg currently serves on the boards of directors of Argenx BV, Cullinan Therapeutics Inc. (previously Cullinan Oncology) and Nuclidium AG. Mr. Rosenberg previously served on the boards of directors of SiO2 Materials Science, TriNetX and Radius Health, Inc. Mr. Rosenberg holds a B.Sc. (Hons) from the University of Leicester and a M.Sc. in Physiology from the University of London.

Christina Ackermann, 60, has served as a member of the board of directors of Oculis since March 2023. Ms. Ackermann serves as a member of the board of directors of Verona Pharma since September 2023, and sits on the Commercial Committee and Audit Committee for Verona Pharma. She also serves as the Chair of the board of directors of Virometix, and sits on the Audit Committee and Chairs the Remuneration Committee at Virometix. From January 2022 to May 2023, Ms. Ackermann served as Executive Vice President, General Counsel & President of Ophthalmic Pharmaceuticals at Bausch + Lomb. Ms. Ackermann joined Bausch Health as Executive Vice President, General Counsel, in August 2016. Prior to Bausch Health, Ms. Ackermann was part of the Novartis group of companies for 14 years, most recently serving as Senior Vice President, General Counsel for Alcon, where she was responsible for the legal, intellectual property and compliance functions, in addition to Trade Compliance Function, Enterprise Risk Management and Diversity & Inclusion. Previously, she served as Global Head, Legal and General Counsel at Sandoz, the generics division of Novartis, from 2007 to 2012. She joined Novartis Pharma in 2002 as Head, Legal Technical Operations and Ophthalmics, and assumed the role of Head Legal General Medicine in July 2005. Before Novartis, Ms. Ackermann served in Associate General Counsel roles with Bristol Myers Squibb and DuPont Pharmaceuticals, as well as in private practice, where she focused on securities, and mergers & acquisitions. From August 2021 to March 2023, Ms. Ackermann served on the board of directors of Graybug Vision, where she was Chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. Between March 2022 and January 2024, Ms. Ackermann served on the American Glaucoma Society Foundation Advisory Board. Ms. Ackermann holds an LL.B in law from Queen’s University in Ontario, Canada and a post graduate degree in EU competition law from King’s College in London, England.

Lionel Carnot, 57, has served as a member of the board of directors of Oculis since December 2017. Since March 2012, Mr. Carnot has served as Partner of Earlybird Venture Capital. Additionally, from 2005, Mr. Carnot served as a Managing Director of Bay City Capital LLC until 2020. Prior to that, from 2000 to 2005, Mr. Carnot served as an Associate of The Pritzker Organization, LLC. Before that, from 1999 to 2000, Mr. Carnot served as a Principal of Oracle Partners. Prior to that, from 1997 to 1998, Mr. Carnot served as a Senior Associate of Booz Allen and Hamilton. Before that, from 1995 to 1997, Mr. Carnot served as a Product Manager of Eli Lilly & Co. Prior to that, from 1991 to 1994, Mr. Carnot served as a Senior Consultant of Accenture. Before that, from 1989 to 1991, Mr. Carnot served as a sales and marketing professional at Rhone-Poulenc. Mr. Carnot currently serves on the board of directors of iSTAR Medical and Priothera. Mr. Carnot previously served on the board of directors of Atlantic Therapeutics, Merus, Interleukin Genetics, Madrigal Pharmaceuticals Inc., Nabsys, Bioseek, Pathway Diagnostics, Reliant Pharmaceuticals and IQONE Healthcare. Mr. Carnot holds an MBA with Distinction from INSEAD and a M.Sc. in Molecular Biology from the University of Geneva.

Arshad M. Khanani, M.D., 46, has served as a member of the board of directors of Oculis since May 2024. Dr. Khanani founded the clinical research section at Sierra Eye Associates, and currently serves as its Managing Partner, Director of Clinical Research, and Director of Fellowship. He has been a principal investigator for more than 120 clinical trials and a top enroller in the United States for multiple Phase 1-3 trials. He is also a Clinical Professor at the University of Nevada, Reno School of Medicine and is an elected member of the Retina Society, Macula Society. Dr. Khanani completed his Fellowship in Vitreo-Retinal Diseases and Surgery at the UT Southwestern Medical Center, his Chief Resident in Ophthalmology and his Ophthalmology Residency Program at Texas Tech University Health Sciences Center, where he also received his Doctor of Medicine (M.D.) degree. Dr. Khanani completed an Internship in Internal Medicine at Baylor College and received a Master and Bachelor of Arts (M.A. and B.A.) in Chemistry from Washington University in St. Louis.

Martijn Kleijwegt, 70, has served as a member of the board of directors of Oculis since March 2023. Previously, he served as a member and the Chairman of the EBAC Board from EBAC’s inception in January 2021 to March 2023. Mr. Kleijwegt founded LSP in 1998 and is currently a partner at EQT Life Sciences (f/k/a Life Science Partners). Mr. Kleijwegt has over 30 years of hands-on finance and investment experience. Mr. Kleijwegt currently serves on the boards of Vico Therapeutics International BV, AM-Pharma Holding BV, Vicentra BV, Avidicure Holding BV, Pantera NV and LSP Advisory BV. Mr. Kleijwegt previously served on the board of directors of OxThera AB. Mr. Kleijwegt has a master’s degree in Economics from Amsterdam University.

Geraldine O’Keeffe, 59, has served as a member of the board of directors of Oculis since March 2023. Ms. O'Keeffe joined LSP in 2008. She became a Partner of the firm in 2010. Ms. O'Keeffe also serves as a member of the board of directors of T-Knife Therapeutics and is a member of the company's Audit Committee. Ms. O’Keeffe’s prime focus and responsibility within LSP is to invest in listed securities. Prior to joining LSP, she held the position of Senior Healthcare Analyst at Fortis Investment Banking. In that position, she researched a wide range of innovative life sciences companies, both in Europe and the US. Before joining the financial community, she worked within the life sciences industry for a number of years, gaining first-hand product development experience in a commercial setting. Prior to working in the industry, she lectured in Biomedical Sciences for several years at the Dublin Institute of Technology. Ms. O’Keeffe has a Bachelor’s degree in Biochemistry and Microbiology from University College Cork and a Master’s degree in Biotechnology from University College Galway. She also conducted post-graduate research, inter alia at the prestigious Max Planck Institute for Biophysical Chemistry in Göttingen, Germany. In addition, Ms. O’Keeffe is also a graduate of The Dublin School of Business.

Robert K. Warner, 58, has served as a member of the board of directors of Oculis since May 2024. Mr. Warner serves on the board of two other public companies, INARI Medical Inc., where he also serves as a member of the audit committee, and RXSight, Inc., where he also serves as chair of the nominating and corporate governance committees and as a member of the compensation committee. In addition, Mr. Warner serves on the board of two private medical device companies, i-Lumen Scientific, where he is also a member of the compensation committee, and EyeYon Medical, where he also serves as Chairman of the board. Mr. Warner served as President and General Manager of Alcon Vision Care Franchise Alcon Laboratories from August 2015 until February 2018. Prior to that, Mr. Warner served as President, U.S. and Canada, for Alcon from January 2012 to July 2015 and as President, Canada and Latin America, for Alcon from November 2010 to January 2012. From January 2005 to October 2010, Mr. Warner served in increasing positions of responsibility for Alcon. Mr. Warner was a member of the Alcon Executive Leadership

Team for over 10 years and led the Alcon transition from Nestle to Novartis majority ownership. Mr. Warner holds a B.S. in Chemistry from Pace University and an MBA from Rutgers University.

Executive Committee Members

Riad Sherif, M.D., 57, has served as the Chief Executive Officer and member of the board of directors of Oculis since December 2017. Previously, from June 2016 to September 2017, Dr. Sherif served as Entrepreneur in Residence at the Novartis Venture Fund. Before that, Dr. Sherif served as the President of Europe, Middle East and Africa of Alcon, Inc. from March 2014 to May 2016. Prior to that, from January 2002 to April 2014, Dr. Sherif held roles of increasing responsibility at Novartis AG, including as the Global Sales Head in the Transplant and Infectious Disease unit, as the Head for Latin America in transplant and infectious disease, as the President of the Novartis Vaccines and Diagnostics Division for Latin America and where he co-founded Synergium a leading biotech company, and most recently as the President of Novartis Pharmaceuticals, Canada and Novartis Country President. Prior to Novartis, Dr. Sherif worked for several pharmaceutical companies, holding positions of increasing seniority, mainly in marketing and general management with international scope. Dr. Sherif currently serves as a member of the board of directors of Revenio Group Oyi. Dr. Sherif previously served as the Vice Chairman for the Innovative Medicine Canada Association, as the Chairman of In-Vivo Montreal, and as the Chairman of the Board Ophthalmic Surgery and Vision Care of Eucomed. Dr. Sherif is a Medical Doctor by training, and holds an MBA from IMD Business School and a Specialized Master’s Degree in Medical Management from ESCP.

Sylvia Cheung, 50, has served as the Chief Financial Officer of Oculis since September 2020. Prior to that, from October 2005 to August 2020, Ms. Cheung held executive positions at Anika Therapeutics, Inc., a publicly-traded joint preservation company. Most recently, from April 2013 to August 2020, Ms. Cheung served as the Chief Financial Officer of Anika Therapeutics, Inc. Previously, from 2000 to 2005, Ms. Cheung held a series of financial management positions of increasing responsibility at Transkaryotic Therapies, Inc., which was acquired by Shire Pharmaceuticals in 2005. Before that, from 1995 to 2000, Ms. Cheung served as a Senior Associate at PricewaterhouseCoopers. Ms. Cheung holds a Bachelor of Business Administration degree in Accounting from the University of Massachusetts in Amherst, an MBA from Boston University, and was certified as Certified Public Accountant in Massachusetts.

Páll Ragnar Jóhannesson, 44, has served as the Chief Business Officer of Oculis since January 2024. Previously, from September 2020 to January 2024, Mr. Jóhannesson served as the Chief Strategy Officer of Oculis, and from January 2018 to September 2020, Mr. Jóhannesson served as the Chief Financial Officer of Oculis. Additionally, Mr. Jóhannesson has served as the Managing Director of Oculis Iceland ehf. since May 2015. Prior to that, from February 2012 to April 2015, Mr. Jóhannesson held a series of corporate finance positions of increasing responsibility at Straumur Investment Bank, and most recently, from September 2013 to April 2015, Mr. Jóhannesson served as the Managing Director, Corporate Finance. Before that, from January 2009 to November 2011, Mr. Jóhannesson served as a Director, Corporate Finance at Íslandsbanki and its predecessor Glitnir Bank. Mr. Jóhannesson currently serves as a director of Tæknisetur ehf. Mr. Jóhannesson holds a B.Sc. in Industrial Engineering from the University of Iceland, an M.Phil in Management Science from the University of Cambridge, and was certified as securities broker in Iceland.

Family Relationships

There are no family relationships among any of our executive committee members or directors.

Corporate Governance

We structured our corporate governance in a manner we believe closely aligns our interests with those of our shareholders. Notable features of this corporate governance include:

•
We have seven independent directors and our audit, remuneration, and nomination and governance committees are composed entirely of independent directors. Our independent directors meet regularly without the presence of our corporate officers or non-independent directors;
•
At least one of our independent directors qualifies as an “audit committee financial expert” as defined by the SEC; and

•
We have implemented a range of other corporate governance practices.
B.
Compensation

Compensation of Members of the Executive Committee

Historically, our executive compensation program has reflected our innovative growth and development-oriented corporate culture. To date, the compensation of our Chief Executive Officer and our other executive committee members has consisted of a combination of base salary, bonus and long-term equity incentive compensation in the form of restricted stock units (“RSUs”) and/or stock options. Our executive committee members who are full-time employees, like all other full-time employees, are participants in applicable retirement plans in the jurisdiction in which they reside. We evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances merit. We review executive committee compensation periodically with input from a third-party compensation consultant. As part of this review process, the board of directors and the remuneration committee apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive with our peers. In connection with our executive compensation program, we also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our executive committee members. Base salaries are reviewed annually by the remuneration committee, typically in connection with our annual performance review process, and adjusted from time to time to align salaries with market levels after taking into account individual responsibilities, performance and experience, as well as the results of external benchmarking. In addition, our executive committee members are entitled to annual cash bonuses for their performance over the fiscal year, based on goals established by our board of directors. Furthermore, we have a formal process with respect to the grant of equity incentive awards to our employees, including members of our executive committee. We believe that equity incentive awards provide our employees with a strong link to our long-term performance, create an ownership culture and help to align the interests of our employees, including our executive committee members, and our stockholders. In addition, we believe that equity incentive awards with time-based vesting features promote employee retention because this feature incentivizes our employees, including our executive committee members, to remain in our employment during the vesting period.

Pursuant to Swiss law, we are required to submit the aggregate amount of compensation of our executive officers to a binding say-on-pay vote by our shareholders.

Adoption of Clawback Policy

In October 2023, in accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq Listing Rule 5608, we adopted an Incentive Compensation Recoupment Policy which is incorporated by reference herewith at Exhibit 97.1.

Compensation of Directors

Our board of directors adopted a board of directors’ compensation policy that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. As of December 31, 2024, we pay each eligible director who is not an employee of the Company annual cash retainers, as set forth below. Lionel Carnot, Martijn Kleijwegt and Geraldine O’Keeffe did not receive any compensation for their services on the Board of Directors during the year ended December 31, 2024 due to policy requirements of their employers which are investors in the Company.

Annual Cash Retainer
Board of Directors Chair	$88,988
Board of Directors Member	$47,460
Audit Committee Chair	$23,730
Audit Committee Member	$11,865
Remuneration Committee Chair	$14,238
Remuneration Committee Member	$7,119
Nomination and Governance Committee Chair	$10,679
Nomination and Governance Committee Member	$5,339

In addition, each eligible director elected or appointed to our board of directors is eligible to participate in the Stock Option and Incentive Plan Regulation 2023 of the Company (the “2023 Plan”), subject to its terms and conditions as approved and amended by our board of directors from time to time. Upon joining Oculis, we issue to eligible directors a one-time equity incentive award in the form of stock option or similar awards under the 2023 Plan or other equity incentive plans then in effect, at an estimated equity value of $270,000. The exact number of options to be granted and the vesting schedule shall be determined by the Board in the grant notice in its free discretion and only such grant notice shall have legal effect. We will also issue to eligible directors an annual equity incentive award in the form of stock option or similar awards under the 2023 Plan or other equity incentive plans then in effect, at an estimated equity value of $135,000, generally granted on the date of our annual general meeting.

The eligible directors are not eligible to any benefits other than those set out in the directors compensation policy, unless our board of directors decides otherwise. We reimburse all reasonable expenses in accordance with the terms and conditions of our travel and expense policy then in effect.

Pursuant to Swiss law, we are required to submit the aggregate amount of compensation of our board of directors to a binding say-on-pay vote by our shareholders.

Compensation of Directors and Executive Committee Members

For the year ended December 31, 2024, the aggregate compensation earned by the members of our board of directors and our executive committee members for services in all capacities was CHF 9.2 million.

For the year ended December 31, 2024, fees, salaries and other short-term employee benefits earned by the members of our board of directors and our executive committee members was CHF 2.3 million.

The amount contributed by us to provide post-employment benefits to executive committee members amounted to a total of CHF 0.2 million for the year ended December 31, 2024.

During the year ended December 31, 2024, 1,556,699 options to purchase ordinary shares and 275,126 RSUs were granted to members of our board of directors and members of our executive committee for a total fair value of CHF 6.7 million.

See Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report for further details regarding the share options, SARs and RSUs, including the exercise price and the expiration date.

Risk Oversight

The board of directors is responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy, the most significant risks, and oversees the implementation of risk mitigation strategies by management, including oversight of cybersecurity risk assessment and risk management. The audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. The board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Code of Business Conduct and Ethics

Our board of directors adopted a Code of Business Conduct and Ethics applicable to the directors, executive committee members and employees that complies with the rules and regulations of United States Nasdaq Global Market and the SEC. The Code of Business Conduct and Ethics is available on our website. In addition, we posted on the Corporate Governance section of our website all disclosures that are required by law or United States Nasdaq Global Market listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report.

Stock Option and Incentive Plan Regulation 2023

The Stock Option and Incentive Plan Regulation 2023 (the “2023 Plan”) was approved by our board of directors on March 2, 2023 and amended in May 2024, and provides for the grant of options, restricted stock awards, restricted stock units and stock appreciation rights.

The purpose of the 2023 Plan is to attract and retain highly qualified personnel and to provide key employees, directors and consultants with additional incentive to increase their efforts on behalf of and in the best interest of us and our subsidiaries by giving them the opportunity to acquire a proprietary interest in us. The terms of the 2023 Plan are described in more detail below.

The 2023 Plan shall be administered by a plan administrator (one or several persons) elected by our board of directors from time to time. The plan administrator acts within the guidelines set and approved by our board of directors or a committee thereof and is authorized to, among others, determine (i) which eligible persons are to receive awards under the 2023 Plan, (ii) the time or times when such award grants are to be made, (iii) the nature of the shares and the number of awards covered by each such grant, (iv) the time or times at which each option or stock appreciation right is to become exercisable, (v) the vesting conditions applicable to the awards, (vi) the maximum term for which the options or rights are to remain outstanding, and (vii) any terms and conditions of any restricted stock award, in each case, subject to the guidelines set and approved by our board of directors or a committee thereof. Persons eligible to participate in our 2023 Plan are employees, members of the board of directors and consultants of Oculis or a subsidiary.

The 2023 Plan provides for up to 9,566,302 registered shares to be reserved and available for grant or issuance. In the event registered shares that otherwise would have been issuable under the 2023 Plan are withheld by us in payment of the exercise price or withholding obligations, such shares shall remain available for issuance under the 2023 Plan. In the event that an outstanding award expires or is cancelled, forfeited or terminated for any reason, the shares allocable to the unexercised or unsettled portion shall remain available for issuance under the 2023 Plan.

A participant may only exercise an option or stock appreciation right to the extent that the option or stock appreciation right has vested and has not lapsed under the 2023 Plan. Unless otherwise determined by our board of directors at the grant date or set forth in the grant notice, an option or an award in the form of a restricted stock unit or stock appreciation right granted under the 2023 Plan typically vests as to 25.0% of the award at the end of the first year following the vesting start date, with the remaining 75.0% of the award vesting either monthly or quarterly over the 3 years after the first year following the vesting start date, depending on award type. Any restricted stock may not be transferred or pledged. Such restriction expires with vesting or with the expiration of any repurchase right for the restricted stock. The 2023 Plan provides provisions that govern the exercise of any awards held by the participant at the time the legal relationship forming the basis of the service is coming to an end. Generally, any award not vested shall immediately lapse at the time a notice of termination has been received (regardless of which party gives notice) or at the end of the term in case of a board member. If indicated in the grant notice or otherwise resolved by the board of directors, upon the occurrence of a “Corporate Transaction” (as defined in the 2023 Plan ), all options and awards in the form of restricted stock units or stock appreciation rights (i) shall fully vest and (ii) in the case of options and stock appreciation rights must be immediately exercised, except if such options or stock appreciation rights are repurchased by Oculis or a third party designated by Oculis for a cash consideration equivalent to the economic value applicable to such option or stock appreciation right under the 2023 Plan.

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

C.
Board Practices

Composition of Our Board of Directors

Our board of directors is currently composed of eight members. In accordance with our articles of association, the board of directors is not divided into classes of directors. The directors were appointed until the end of the general meeting of shareholders called to approve our annual accounts for the 2024 financial year.

Seven of eight directors are independent as defined in United States Nasdaq Global Market listing standards and applicable SEC rules and our board of directors has an independent audit committee, a nomination and governance committee, and a remuneration committee.

Committees of our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee, and a nomination and governance committee. The board has adopted written charters that are available to shareholders on our website at https://investors.oculis.com/corporate-governance. The reference to our website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on our website into this Annual Report on Form 20-F.

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

Each of the members of our audit committee qualify as independent directors according to the rules and regulations of the SEC and United States Nasdaq Global Market with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq Global Market rules and at least one of the audit committee members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is posted on our website. We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

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
•
review and assess the auditor’s report, management letters and take notice of all comments of the auditor on accounting procedures and systems of internal control;
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
•
have oversight responsibility with respect to the Company’s cybersecurity and information security compliance activities in accordance with internal policies and applicable external regulations;
•
periodically review the company’s policies and procedures for risk management and assess the effectiveness thereof;
•
periodically review the company’s policies and procedures designed to ensure compliance with laws, regulations and internal rules and policies;
•
establishing procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal control or auditing matters, as well as the confidential, anonymous submission by officers, employees or directors of the company of concerns regarding questionable accounting or auditing matters;
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

Remuneration Committee

The remuneration committee consists of Christina Ackermann, Robert K. Warner and Lionel Carnot. The remuneration committee assists the board of directors in determining compensation for members of our executive committee and other key leaders of the Company, and our directors. Ms. Ackermann serves as chairperson of the remuneration committee.

We are subject to the Swiss provisions regarding compensations for listed companies under the Swiss Code of Obligations, which require Swiss corporations listed on a stock exchange to establish a remuneration committee. In accordance with the Swiss Code of Obligations, the members of our remuneration committee must be elected during our general meeting of shareholders and the aggregate amount of compensation of each of our directors and our executive committee members must also be approved during a general meeting of shareholders. On May 29, 2024 a general meeting was held during which the shareholders approved the compensation packages for the Board and the executive committee until the next general meeting of shareholders to be held in 2025. At the same meeting, shareholders reelected Ms. Ackermann as the chair of the remuneration committee until the next annual general meeting of shareholders.

Each of the members of our remuneration committee qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to remuneration committee membership, including the heightened independence standards for members of a remuneration committee. The remuneration committee is governed by a charter that is posted on our website. We have adopted a remuneration committee charter, which details the principal functions of the remuneration committee, including:

•
prepare and recommend to the board for approval (i) a compensation policy for the board, (ii) a compensation policy for the executive committee, and (iii) a compensation policy for other key leaders of the Company; and thereafter, annually review such policy or policies and recommend changes, if any, for approval by the board;
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
•
review and approve any employment contracts, severance contracts, or other agreements that the company proposes to enter into with any present, future or former members of the executive committee or other key leaders of the Company;
•
establish an incentive compensation plan providing for variable compensation of the members of the executive committee and other key leaders of the Company based on the achievement of the company’s corporate goals and the individuals’ performance, and approve any changes to such plan as may be proposed by the CEO from time to time;
•
approve any incentive compensation plans providing for variable compensation of employees of the company (excluding any member of the executive committee) and any changes thereto, as may be proposed by the CEO from time to time;
•
develop and periodically review equity compensation plans, and submit such plans and any changes to such plans to the board for approval;
•
review and approve any perquisite benefits plans proposed by the CEO for the members of the executive committee or other key leaders of the Company;

•
review the annual corporate goals proposed by the CEO, and recommend such goals as approved by the committee for approval by the board;
•
determine the level of achievement of the corporate goals as approved by the board upon completion of each calendar year, and apply such achievement level to the determination of the variable compensation of the members of the executive committee and other key leaders of the Company in accordance with the applicable incentive compensation plan;
•
evaluate its own performance on a periodic basis as part of the board performance assessment process;
•
supervise the preparation of the annual compensation report and submit it to the board for approval; and
•
review the remuneration committee charter annually and submit any recommended changes to the board for approval.

Nomination and Governance Committee

The nomination and governance committee consists of Robert K. Warner, Geraldine O’Keeffe and Martijn Kleijwegt. The nomination and governance committee assists our board of directors in identifying individuals qualified to become our directors consistent with criteria established by us and in developing our code of business conduct and ethics. Mr. Warner serves as chairperson of the nomination and governance committee. The nomination and governance committee is governed by a charter that is posted on our website. We have adopted a nomination and governance committee charter, which details the principal functions of the nomination and governance committee, including:

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
•
conduct the search for candidates for the position of CEO of the company, and recommend suitable candidates for evaluation and appointment by the board;
•
conduct the search for candidates for executive committee positions and recommend suitable candidates for evaluation and appointment by the board;
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
D.
Employees

As of December 31, 2024, we had 49 employees. Our headcount for R&D was 23, and our headcount for G&A was 26. Our employees include 21 executive leadership, administrative, and development personnel based in Switzerland; 11 executive leadership, administrative, and research personnel based in Iceland; 14 executive leadership, administrative, and development personnel based in the United States; and 3 research and development personnel based in France and UK. Pursuant to local laws, our employees in Iceland and France are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be good.

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

E.
Share Ownership

For information regarding the share ownership of our directors and executive committee members, see “Item 7.A Major Shareholders” and “Item 6.B Compensation” for a discussion of the 2023 Plan.

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of December 31, 2024:

•
each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;
•
each of our directors and members of our executive committee; and
•
all our directors and members of our executive committee as a group.

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

We have based percentage ownership on 43,662,402 Ordinary Shares outstanding as of December 31, 2024. The table below does not include unvested earn-out shares as of December 31, 2024 which are issued and contingently forfeitable and are not deemed to be outstanding.

Name and Address of Beneficial Owners	Number of Shares	% Ownership
Directors and Executive Committee Members (1)
Anthony Rosenberg(2)	142,616	*
Christina Ackermann(3)	44,394	*
Lionel Carnot	—	*
Arshad M. Khanani(4)	15,376	*
Martijn Kleijwegt	470,969	1.1%
Geraldine O'Keeffe	20,593	*
Robert K. Warner(5)	7,261	*
Riad Sherif(6)	947,585	2.2%
Sylvia Cheung(7)	343,261	*
Páll Ragnar Jóhannesson(8)	634,311	1.5%
All directors and executive committee members as a group (10 individuals)	2,626,366	6.0%
Five Percent Holders of the Company
LSP 7 Coöperatief U.A.(9)	5,752,894	13.2%
Funds managed by Earlybird	2,543,654	5.8%
Funds managed by Pivotal Partners(10)	2,174,074	5.0%
BVCF Management (BEYEOTECH)(11)	2,191,810	5.0%

* Indicates beneficial ownership of less than 1.0% of the total ordinary shares outstanding.

(1)
Unless otherwise noted, the business address of each of the directors and executive committee members of Oculis is Bahnhofstrasse 20, 6300 Zug, Switzerland.
(2)
Consists of (i) 109,931 Ordinary Shares and (ii) 32,685 Ordinary Shares issuable upon conversion of share options and RSUs, vested and/or fully exercisable within 60 days of December 31, 2024.
(3)
Consists of 44,394 Ordinary Shares issuable upon conversion of share options, vested and fully exercisable within 60 days of December 31, 2024.
(4)
Consists of (i) 3,772 Ordinary Shares and (ii) 11,604 Ordinary Shares issuable upon conversion of share options and RSUs, vested and/or fully exercisable within 60 days of December 31, 2024.
(5)
Consists of 7,261 Ordinary Shares issuable upon conversion of share options, vested and fully exercisable within 60 days of December 31, 2024.
(6)
Consists of (i) 947,585 Ordinary Shares and (ii) 302,830 Ordinary Shares issuable upon conversion of share options vested and fully exercisable within 60 days of December 31, 2024.
(7)
Consists of (i) 72,062 Ordinary Shares and (ii) 271,199 Ordinary Shares issuable upon conversion of share options, vested and fully exercisable within 60 days of December 31, 2024.
(8)
Consists of (i) 268,827 Ordinary Shares and (ii) 365,484 Ordinary Shares issuable upon conversion of share options, vested and fully exercisable within 60 days of December 31, 2024.
(9)
Based solely on Schedule 13G filed by LSP 7 Management B.V. on February 23, 2025. 5,752,894 represents shares directly held by LSP 7 Coöperatief UA, of which LSP 7 Management B.V. is the sole director. The managing directors of LSP 7 Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP 7 Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to be individuals identified in this footnote. The business address of LSP 7 Coöperatief UA is Johannes Vermeerplein 9 1071 DV Amsterdam, Netherlands.
(10)
Based solely on Schedule 13G filed by Nan Fung Group Holdings Limited. The general partner of Pivotal is Pivotal bioVenture Partners Fund I G.P., L.P. (“Pivotal GP”). The general partner of Pivotal GP is Pivotal bioVenture Partners Fund I U.G.P., Ltd (the “Ultimate General Partner”). Richard Coles, Peter Bisgaard and Vincent Sai Sing Cheung are directors of the Ultimate General Partner, and may, along with the Ultimate General Partner be deemed to have shared voting and investment control and power over the shares owned by

Pivotal. Such persons disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The Ultimate General Partner is wholly owned by Pivotal Partners Ltd (“Pivotal Partners”). Pivotal Partners is wholly owned by Pivotal Life Sciences Holdings Limited (“Pivotal Life Sciences”). Pivotal Life Sciences is wholly owned by Nan Fung Life Sciences Holdings Limited (“Nan Fung Life Sciences”), and Nan Fung Life Sciences is wholly owned by NF Investment Holdings Limited (“NFIHL”). NFLS Beta is wholly owned by NFLS Platform Holdings Limited, which is wholly owned by Nan Fung Life Sciences. Nan Fung Life Sciences is wholly owned by Nan Fung Group Holdings Limited (“NFGHL” and together with Pivotal, Pivotal GP, Ultimate General Partner, Pivotal Partners, Pivotal Life Sciences, Nan Fung Life Sciences and NFIHL, the “Pivotal Parties”). The members of the Executive Committee of NFGHL make voting and investment decisions with respect to shares of our common stock held by NFLS Beta. Kam Chung Leung, Frank Kai Shui Seto, Vincent Sai Sing Cheung, Pui Kuen Cheung, Vanessa Tih Lin Cheung, Meng Gao and Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL. Such persons disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The Pivotal Parties share voting and dispositive power over the shares held by Pivotal. The business address of Pivotal, Pivotal GP, Ultimate General Partner, Pivotal Partners and Pivotal Life Sciences is 501 Second Street, Suite 200, San Francisco, CA 94107. The address of NFGHL is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Central, Hong Kong. The address of NFIHL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(11)
Based solely on Schedule 13G filed by BVCF IV, L.P. on February 11, 2025. Voting and dispositive decisions require a majority vote of the investment committee composed of six individuals, Zhi Yang, Robert Li, Vanessa Huang, Huacheng Wei, Maggie Chen, and Rachel Zhao, and, as such, each disclaim any beneficial ownership of any such shares, except to the extent of his or her pecuniary interest therein. The business address of BEYEOTECH is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

Significant Changes in Percentage Ownership

In March 2023, we experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination.

Voting Rights

The voting rights of the principal shareholders do not differ from the voting rights of other shareholders.

Shareholders in the United States

As of February 14, 2025, to the best of our knowledge 37,615,295 of our outstanding ordinary shares, including earnout shares, were held by 16 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Pursuant to the policy, each director, nominee for director, and executive committee member shall promptly notify the designated contact of any transaction involving us and a related person. The designated contact will present any new related person transactions, and proposed transactions involving related persons, to the audit committee of the board of directors at its next occurring regular meeting. If the audit committee determines that the related person involved has a direct or indirect material interest in the transaction, and therefore that the transaction is a related party transaction, the audit committee shall consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to Oculis, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest, and the actual or apparent conflict of interest of the related person. The audit committee will not approve or ratify a related person transaction unless it shall have determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, our best interests. On an annual basis, the audit committee shall review previously approved related person transactions, under the standard described above, to determine whether such transactions should continue. If after the review described above, the audit committee determines not to approve or ratify a related person transaction (whether such transaction is being reviewed for the first time or has previously been approved and is being reviewed), the transaction will not be entered into or continued.

Agreements with members of our Executive Committee and Directors

Aside from standard employment agreements and a consulting agreement with one director, there are no transactions between the Company and its directors and executive committee members. The remuneration of the directors and executive committee members, who are the key management personnel, is described in the section entitled “Compensation.”

Indemnification Agreements

The articles of association provide that we will indemnify our directors and officers to the fullest extent permitted by Swiss law, subject to certain exceptions contained in our articles of association.

In connection with the Business Combination, we also entered into indemnification agreements with each of our directors and executive committee members. The indemnification agreements provide the indemnities with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Swiss law, subject to certain exceptions contained in those agreements.

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

B. Significant Changes

Please see Note 22 Subsequent Events, included in the audited consolidated financial statements starting at page F-1 included elsewhere in this Form 20-F. Other than the events included in this note, no significant changes have occurred.

Item 9. The Offer and Listing.

A. Offer and Listing Details

Ordinary Shares and Warrants are listed on The United States Nasdaq Global Market under the symbols “OCS” and “OCSAW”, respectively. Beginning on April 23, 2024, Ordinary Shares are listed on The Nasdaq Iceland Main Market under the symbol “OCS”. Prior to March 6, 2023, there was no public trading market for our Ordinary Shares or Warrants. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Ordinary Shares and Warrants have been listed on The United States Nasdaq Global Market under the symbol “OCS” and “OCSAW”, respectively, since March 6, 2023. Beginning on April 23, 2024, Ordinary Shares are listed on Nasdaq Iceland Main Market under the symbol “OCS”. Prior to March 6, 2023, there was no public trading market for our Ordinary Shares or Warrants.

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

Loan Facility

On May 29, 2024, the Company entered into an agreement for a loan facility (the “Loan Agreement”) with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by BlackRock, Inc. The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million, CHF 20.0 million and CHF 10.0 million, respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company (the “Loan”). No amount has been drawn under the Loan Agreement. Tranche 1 will be available for drawdown until May 29, 2025. Tranches 2 and 3 will be available for drawdown prior to June 30, 2025 and December 31, 2025, respectively, subject to the earlier drawdown of tranche 1. Drawdowns of tranches 1, 2 and 3 are subject to the satisfaction of certain pre-specified conditions. Borrowings under the Loan will bear interest at a fixed rate (cash and PIK) of 9.95% per annum. The Loan will have an interest-only period of, in respect of tranches 1, 2 and 3, from the relevant drawdown date until the date falling 18 months, 12 months and 6 months, respectively, after the relevant drawdown date. Each of the interest-only periods can be extended by 6 months, if certain conditions are met. During the relevant interest-only period the Company will make monthly payments of interest only. Following the expiry of the relevant interest-only period, the loan will be repaid in 30 monthly payments of principal and interest. There are additional fees (including prepayment premia) payable to the Lender in the event the loan is prepaid either mandatorily or voluntarily. The Lender received an upfront transaction fee of approximately CHF 200,000 and is eligible to receive an aggregate of approximately CHF 375,000 in additional transaction fees payable upon the Company’s eligibility to receive and actual receipt of future drawdowns. On the date on which the Loan is prepaid or falls due for repayment in full, the Lender is eligible to receive an end of loan fee of, in relation to each of tranches 1, 2 and 3, 4.5% of the amount drawn down under the Loan. The Loan is secured by a security interest in substantially all the assets of the Company.

Business Combination Agreement

On October 17, 2022, we entered into a business combination agreement (the “Business Combination Agreement”) with EBAC and Legacy Oculis. The Business Combination Agreement provided for, among other things, the following transactions on the closing date: (i) the PIPE Investors transferred $71,188,910 to EBAC in exchange for 7,118,891 PIPE Shares; (ii) EBAC underwent the First Merger; and as part of the First Merger, (1) each share of EBAC Common Stock (including those held by the PIPE Investors) was automatically converted into the Surviving EBAC Shares (2) each EBAC Warrant outstanding immediately prior to the First Merger Effective time was automatically converted into surviving EBAC Warrants (“the BCA Warrants”) and (3) EBAC deposited, or cause to be deposited, with the Exchange Agent (held solely on behalf of the holders of EBAC Common Stock and EBAC Warrants) the Surviving EBAC Shares and surviving BCA Warrants on the terms and subject to the conditions set forth in the Business Combination Agreement and in the Ancillary Agreements; (iii) on the day before the Acquisition Closing Date and following the First Merger Effective Time but prior to the Second Merger Effective Time, the Exchange Agent, solely on behalf of the holders of Surviving EBAC Shares and surviving BCA Warrants, undertook the Exchange Agent Contribution Actions in exchange for receipt of the New Parent Interests Consideration; (iv) in connection with the Exchange Agent Contribution, on the day before the Acquisition Closing Date and prior to the Second Merger Effective Time, the Exchange Agent distributed (1) the Ordinary Shares as part of the New Parent Interests Consideration to the holders of Surviving EBAC Shares and (2) the Warrants as part of the New Parent Interests Consideration to the holders of surviving BCA Warrants; (v) on the day before the Acquisition Closing Date and following the completion of the Exchange Agent Contribution Actions, at the Second Merger Effective Time, EBAC underwent the Second Merger, pursuant to which, among other things, the separate corporate existence of EBAC ceased, and following the Acquisition Closing, Merger Sub 2 was liquidated and its assets distributed to Oculis; (vi) after the Second Merger Effective Time but before the Oculis Share Contribution, it was the intention of the parties to the Convertible Loan Agreements that Oculis assumed the Convertible Loan Agreements, pursuant to which the Lenders granted Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of $19,670,000, and that immediately after such assumption but before the Oculis Share Contribution, the Lenders exercised their conversion rights in exchange for Ordinary Shares at $10.00 per share, on the same terms as the PIPE Investors; (vii) at approximately 10:00 a.m. Eastern Time on the Acquisition Closing Date, those Oculis Shareholders executing the Oculis Shareholders Support Agreements and the exchange notice contemplated by the Business Combination Agreement effected the contribution to Oculis of all Company Share Capital held by such Oculis Shareholders free and clear of all liens (other than general restrictions on transfer under applicable securities laws or the articles of association of Oculis) in exchange for Ordinary Shares on the terms and subject to the conditions set forth in the Business Combination Agreement and Oculis Shareholders Support Agreement; and (viii) on July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis.

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

Swiss resident individuals who hold their Ordinary Shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income tax return. In addition (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, and (iii) Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (“Domestic Commercial Shareholders”) who, among other things, are also the beneficial owners of the Ordinary Shares and the dividends or the other distributions made or paid by Oculis on the Ordinary Shares are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they, inter alia, duly report the underlying income in their income statements or income tax return, as the case may be.

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

Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends and the gain or loss realized on the sale or other dispositions of Ordinary Shares) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if, inter alia, Ordinary Shares held have a market value of at least CHF 1 million. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency. For Domestic Commercial Shareholders who are individual taxpayers, the Swiss federal individual income tax on Dividends is reduced to 70.0% of regular taxation (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10.0% of the total share capital of the Company. On cantonal and communal level the same provisions regarding partial taxation apply, with income reduced to between 50.0% and 80.0% depending on the canton of residency

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

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” distributions on Ordinary Shares generally will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of Ordinary Shares and will be treated as described below under “—Sale or Other Taxable Disposition of Ordinary Shares.” The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes. Any such amount treated as a dividend will be treated as foreign-source dividend income. Any such dividends received by a corporate U.S. Holder generally will not qualify for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, any such dividends generally will be taxed at currently preferential long-term capital gains rates only if (i) Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period and other requirements are met. The amount of any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt.

As noted above and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from distributions on Ordinary Shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. Recently issued U.S. Treasury regulations may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. However, the IRS has released notices that provide relief from certain of the provisions of the Treasury Regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a foreign tax credit, a U.S. Holder may, at such U.S. Holder’s election, deduct foreign taxes in computing such U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisers regarding the application of such rules, including the creditability of foreign taxes, in their particular circumstances.

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

Passive Foreign Investment Company Rules

The U.S. federal income tax treatment of U.S. Holders could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on our analysis of our income, assets, activities, and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2024. The determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The amount of passive income and passive assets we take into account for PFIC testing purposes depends, in part, on the size of our cash balance (taking into account the timing and manner in which such cash is used) and the interest rates applicable thereto. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to our market capitalization from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for the taxable year ending December 31, 2024 or for future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with that conclusion and that the IRS would not successfully challenge our position. U.S. Holders of Ordinary Shares should consult their tax advisors concerning the application of the PFIC rules to the Ordinary Shares in their particular circumstances.

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

If a U.S. Holder has made a QEF election with respect to Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because the QEF election was made in the U.S. Holder’s first taxable year in which the U.S. Holder owns (or is treated as owning) Ordinary Shares or a purging election was made, as described below), any gain recognized on the sale of Ordinary Shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. A U.S. Holder that makes a QEF election with respect to Ordinary Shares is currently taxed on its pro rata share of our earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to the U.S. Holder. The U.S. Holder’s tax basis in Ordinary Shares with respect to which a QEF election has been made will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning Ordinary Shares with respect to which a QEF election has been made. A U.S. Holder generally can make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF election rules, but if deferred, any such taxes will be subject to an interest charge.

In order to comply with the requirements of a QEF election with respect to Ordinary Shares, a U.S. Holder generally must receive a PFIC Annual Information Statement (as defined in Treasury Regulations Section 1.1295-1(g)) from us. If we are determined to be a PFIC for any taxable year, we will endeavor to make available to U.S. Holders a PFIC Annual Information Statement with respect to such taxable year. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will make available a PFIC Annual Information Statement. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a QEF election with respect to Ordinary Shares in their particular circumstances.

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

THE PFIC RULES ARE VERY COMPLEX. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF SUCH RULES IN THEIR PARTICULAR CIRCUMSTANCES.

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

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures

Our management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. The term "Disclosure Controls and Procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that the information is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding our required disclosures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on criteria established in the COSO 2013 framework.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm on management’s assessment of the Company’s internal control over financial reporting since we are an emerging growth company.

D. Changes in Internal Control Over Financial Reporting

There were no changes to internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics applicable to the directors, executive committee members and other employees, that complies with the rules and regulations of United States Nasdaq Global Market, Nasdaq Iceland Main Market and the SEC. The Code of Business Conduct and Ethics is available on our website. In addition, we posted on the Corporate Governance section of our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to our website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on our website into this Annual Report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

For the year ended December 31, 2024 and 2023, PricewaterhouseCoopers SA was our independent registered public accounting firm.

The following table shows the aggregate fees for services rendered by PwC to us and our subsidiaries, in the fiscal year ended December 31, 2024 and 2023.

	For the years ended December 31,
(in CHF thousands)	2024	2023
Audit fees	798	1,472
Audit-related fees	7	12
Tax fees	145	220
Total	950	1,704

Auditor Name	Auditor Location
PricewaterhouseCoopers SA	Pully, Switzerland

Audit fees include fees billed for professional services rendered for audits of our annual consolidated financial statements, reviews of consolidated quarterly information, statutory audit of the Company and our subsidiaries, review of our securities offering documents in relation to the Registered Direct Offering and ATM Program.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Our board of directors adopted an Insider Trading Policy applicable to the directors, officers, employees and consultant of the Company that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. The Insider Trading Policy is attached to this Annual Report on Form 20-F as Exhibit 19.1.

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

To address cybersecurity threats and prevent IT system interruptions, we have implemented a company-wide Cybersecurity Incident Response Policy that details the procedures to be followed in the event of a known or suspected incident. Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our information systems and data, including, for example access controls through multifactor authentication, regular back-ups of data and information, and cybersecurity awareness training of employees. We also have installed and regularly update antivirus software on all company-managed systems and computers to detect and prevent malicious code from impacting our systems. Where appropriate, any incidents would be escalated by the CSI Management Team to the audit committee of our board of directors, pursuant to our Cybersecurity Incident Response Policy. Oculis has not experienced any known material cybersecurity incidents during the years ended December 31, 2024, 2023 or 2022.

Our assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, all systems are evaluated by management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business. Furthermore, the Company is leveraging industry frameworks such as ISO 27001 and the SEC Cybersecurity Rules adopted in July 2023 to benchmark and work towards continuous improvements of the Company’s cybersecurity practices.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, by monitoring current information on system threats and vulnerabilities. We use third-party service providers to perform a variety of functions throughout our business, such as management of clinical studies, manufacturing and intellectual property management. Depending on the nature of the services provided, the sensitivity of the information systems and data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity and data privacy risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

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

PART III

Item 17. Financial Statements.

See pages F-1 through F-36 of this Annual Report.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits

EXHIBIT INDEX

		Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Amended and Restated Articles of Association of the Company.
2.1	Specimen Warrant Certificate	S-1	333-253220	4.3	03.04.2021
2.2	Warrant Agreement, dated March 15, 2021, between EBAC and Continental Stock Transfer & Trust Company, as warrant agent	8-K	001-40211	4.1	03.18.2021
2.3	Warrant Agreement, by and between the Registrant and Kreos Capital VII Aggregator SCSp, dated May 29, 2024	6-K	001-41636	99.5	08.27.2024
2.4*	Description of Securities
4.1†+	Business Combination Agreement, dated as of October 17, 2022, by and among EBAC and Oculis	8-K	001-40211	2.1	10.17.2022
4.2††	License Agreement by and among Alcon Research, LTD., and Oculis, dated December 19, 2018	F-4	333-268201	10.8	12.12.2022
4.3††	Amendment to License Agreement by and among Alcon Research, LTD. and Oculis, dated September 11, 2020	F-4	333-268201	10.9	12.12.2022
4.4††	Letter Agreement by and among Novartis Technology LLC and Oculis, dated October 12, 2021	F-4	333-268201	10.11	12.12.2022
4.5††	License Agreement by and among Accure Therapeutics SL and Oculis, dated January 29, 2022	F-4	333-268201	10.12	12.12.2022
4.6	Amended and Restated Registration Rights and Lock-Up Agreement, dated as of March 2, 2023, by and among the Company and the other signatories to be a party thereto	20-F	001-41636	4.11	03.07.2023

4.7#	Stock Option and Incentive Plan Regulation 2023 of Oculis Holding AG	F-4	333-268201	10.13	01.06.2023
4.8#	Form of Indemnification Agreement with the officers and directors	F-4	333-268201	10.10	01.06.2023
4.9	Loan Agreement, by and among the Company, Oculis Operations Sàrl and Kreos Capital VII (UK) Limited, dated as of May 29, 2024	6-K	001-41636	99.4	08.27.2024
4.10	Sales Agreement, dated as of May 8, 2024, by and between Oculis Holding AG and Leerink Partners,LLC	6-K	001-41636	1.1	05.08.2024
8.1*	Subsidiaries of the Registrant
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of the Independent Registered Public Accounting Firm
19.1*	Insider Trading Policy
97.1	Incentive Compensation Recoupment Policy	20-F	001-41636	97.1	03.19.2024
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

March 11, 2025

OCULIS HOLDING AG

By:	/s/ Riad Sherif

Name:	Riad Sherif

Title:	Chief Executive Officer

Oculis Holding AG

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Oculis Holding AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Oculis Holding AG and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers SA

Pully, Switzerland

March 11, 2025

We have served as the Company's auditor since 2019.

Oculis Holding AG

Consolidated Statements of Financial Position

(in CHF thousands)

		As of December 31,	As of December 31,
	Note	2024	2023
ASSETS

Non-current assets
Property and equipment	8	385	288
Intangible assets	9	13,292	12,206
Right-of-use assets	10	1,303	755
Other non-current assets		476	89
Total non-current assets		15,456	13,338

Current assets
Other current assets and other receivable	11	5,605	8,488
Accrued income	11	629	876
Short-term financial assets	14	70,955	53,324
Cash and cash equivalents	14	27,708	38,327
Total current assets		104,897	101,015

TOTAL ASSETS		120,353	114,353

EQUITY AND LIABILITIES

Shareholders' equity
Share capital	15	446	366
Share premium	15	344,946	288,162
Reserve for share-based payment	13	16,062	6,379
Actuarial loss on post-employment benefit obligations	12	(2,233)	(1,072)
Treasury shares	15	(10)	-
Cumulative translation adjustments		(271)	(327)
Accumulated losses		(285,557)	(199,780)
Total equity		73,383	93,728

Non-current liabilities
Long-term lease liabilities	10	865	431
Long-term payables		-	378
Defined benefit pension liabilities	12	1,870	728
Total non-current liabilities		2,735	1,537

Current liabilities
Trade payables	16	5,871	7,596
Accrued expenses and other payables	16	18,198	5,948
Short-term lease liabilities	10	315	174
Warrant liabilities	17	19,851	5,370
Total current liabilities		44,235	19,088

Total liabilities		46,970	20,625

TOTAL EQUITY AND LIABILITIES		120,353	114,353

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Loss

(in CHF thousands, except loss per share data)

		For the years ended December 31,
	Note	2024	2023	2022
Grant income	7. (A) / 11	686	883	912
Operating income		686	883	912
Research and development expenses	7. (B)	(52,083)	(29,247)	(22,224)
General and administrative expenses	7. (B)	(21,807)	(17,487)	(11,064)
Merger and listing expense	7. (B)	-	(34,863)	-
Operating expenses		(73,890)	(81,597)	(33,288)

Operating loss		(73,204)	(80,714)	(32,376)

Finance income	7. (C)	2,168	1,429	126
Finance expense	7. (C)	(639)	(1,315)	(6,442)
Fair value adjustment on warrant liabilities	7. (C) / 17	(15,531)	(3,431)	-
Foreign currency exchange (loss) gain	7. (C)	1,269	(4,664)	49
Finance result		(12,733)	(7,981)	(6,267)

Loss before tax for the period		(85,937)	(88,695)	(38,643)

Income tax benefit (expense)	7. (D)	160	(107)	(55)

Loss for the period		(85,777)	(88,802)	(38,698)

Loss per share:
Basic and diluted loss attributable to equity holders	21	(2.12)	(2.97)	(11.32)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Comprehensive Loss

(in CHF thousands)

		For the years ended December 31,
	Note	2024	2023	2022
Loss for the period		(85,777)	(88,802)	(38,698)
Other comprehensive loss

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit plans	12	(1,161)	(808)	744
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	2. (D)	56	(5,005)	3
Foreign currency translation differences recycling	5	-	4,978	-
Other comprehensive profit/(loss) for the period		(1,105)	(835)	747

Total comprehensive loss for the period		(86,882)	(89,637)	(37,951)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy share capital			Legacy treasury shares		Share capital		Treasury shares
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Shares	Treasury shares	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2022		3,833,559	38	(114,323)	(1)	-	-	-	-	10,632	1,967	(303)	(1,008)	(72,280)	(60,955)
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(38,698)	(38,698)
Other comprehensive profit/(loss):
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	-	-	-	-	744	-	744
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	3	-	-	3
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	3	744	(38,698)	(37,951)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	804	-	-	-	804
Transaction costs		-	-	-	-	-	-	-	-	(9)	-	-	-	-	(9)
Stock option exercised	13	61,163	1	-	-	-	-	-	-	119	-	-	-	-	120
Balance as of December 31, 2022		3,894,722	39	(114,323)	(1)	-	-	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)

Balance as of January 1, 2023		3,894,722	39	(114,323)	(1)	-	-	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(88,802)	(88,802)
Other comprehensive loss:
Actuarial gain on post-employment benefit obligations	12	-	-	-	-	-	-	-	-	-	-	-	(808)	-	(808)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	(5,005)	-	-	(5,005)
Foreign currency translation differences recycling	5	-	-	-	-	-	-	-	-	-	-	4,978	-	-	4,978
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	(27)	(808)	(88,802)	(89,637)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	3,608	-	-	-	3,608
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	5	(3,894,722)	(39)	114,323	1	3,780,399	38	-	-	-	-	-	-	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	5	-	-	-	-	16,496,603	165	-	-	124,637	-	-	-	-	124,802
Issuance of ordinary shares to PIPE investors	5	-	-	-	-	7,118,891	71	-	-	66,983	-	-	-	-	67,054
Issuance of ordinary shares under CLA	5	-	-	-	-	1,967,000	20	-	-	18,348	-	-	-	-	18,368
Issuance of ordinary shares to EBAC shareholders	5	-	-	-	-	3,370,480	33	-	-	35,492	-	-	-	-	35,525
Transaction costs related to the business combination	5	-	-	-	-	-	-	-	-	(4,821)	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	5	-	-	-	-	3,654,234	36	-	-	38,143	-	-	-	-	38,179
Transaction costs related to the public offering	5	-	-	-	-	-	-	-	-	(3,361)	-	-	-	-	(3,361)
Stock option exercised	13	-	-	-	-	112,942	1	-	-	273	-	-	-	-	274
Issuance of shares in connection with warrant exercises	17	-	-	-	-	149,156	2	-	-	1,726	-	-	-	-	1,728
Balance as of December 31, 2023		-	-	-	-	36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728

Balance as of January 1, 2024		-	-	-	-	36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(85,777)	(85,777)
Other comprehensive profit (loss):
Actuarial loss on post-employment benefit obligations	12	-	-	-	-	-	-	-	-	-	-	-	(1,161)	-	(1,161)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	56	-	-	56
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	56	(1,161)	(85,777)	(86,882)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	9,782	-	-	-	9,782
Issuance of ordinary shares related to Registered Direct Offering	5	-	-	-	-	5,000,000	50	-	-	53,491	-	-	-	-	53,541
Transaction costs related to Registered Direct Offering	5	-	-	-	-	-	-	-	-	(1,868)	-	-	-	-	(1,868)
Issuance of shares held as treasury shares	14	-	-	-	-	1,000,000	10	(1,000,000)	(10)	-	-	-	-	-	-
Vesting of earnout shares	5	-	-	-	-	1,422,723	14	-	-	(14)	-	-	-	-	-
Warrants exercised	17	-	-	-	-	279,033	3	-	-	4,141	-	-	-	-	4,144
RSUs vested	13	-	-	-	-	9,430	-	-	-	99	(99)	-	-	-	-
Stock options exercised	13	-	-	-	-	301,511	3	-	-	935	-	-	-	-	938
Balance as of December 31, 2024		-	-	-	-	44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383
The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Cash Flows

(in CHF thousands)

		For the years ended December 31,
	Note	2024	2023	2022
Operating activities
Loss before tax for the period		(85,937)	(88,695)	(38,643)

Non-cash adjustments:
- Financial result		(2,721)	3,424	83
- Depreciation of property and equipment and right-of-use assets		406	287	299
- Share-based compensation expense	13	9,782	3,608	804
- Interest expense on Series B and C preferred shares	15 / 7.(C)	-	1,266	6,343
- Interest on lease liabilities	10	47	42	45
- Post-employment benefits	12	(36)	(171)	(9)
- Fair value adjustment on warrant liabilities	17	15,531	3,431	-
- Merger and listing expense	5	-	34,863	-
Working capital adjustments:
- De/(Increase) in other current assets	11	4,981	(5,556)	(1,796)
- De/(Increase) in accrued income	11	247	36	(152)
- (De)/Increase in trade payables		(1,708)	3,729	3,043
- (De)/Increase in accrued expenses and other payables	16	11,114	(11,549)	4,903
- (De)/Increase in other operating assets/liabilities		(95)	(29)	-
- (De)/Increase in long-term payables		(378)	378	-

Interest received		1,474	1,238	126
Interest paid on lease liabilities		(54)	(46)	(100)
Taxes paid		(152)	(101)	(20)
Net cash outflow from operating activities		(47,499)	(53,845)	(25,074)

Investing activities
Payment for purchase of property and equipment	8	(230)	(48)	(65)
Payment for short-term financial assets, net	14	(17,327)	(54,163)	-
Payment for purchase of intangible assets	9	-	-	(3,483)
Net cash outflow from investing activities		(17,557)	(54,211)	(3,548)

Financing activities
Proceeds from the shares issued to PIPE investors	5	-	67,054	-
Proceeds from the shares issued to CLA investors	5	-	18,368	-
Proceeds from EBAC non-redeemed shareholders	5	-	12,014	-
Transaction costs related to the business combination	5	-	(4,607)	(214)
Proceeds from sale of shares in public offerings	5	53,541	38,179	-
Transaction costs related to equity issuance in public offerings	5	(1,868)	(2,983)	-
Transaction costs related to ATM Offering Program and loan facility	5	(1,026)	-	-
Proceeds from exercises of warrants	17	2,719	1,531	-
Proceeds from stock options exercised	13	938	274	120
Proceeds from issuance of preferred shares, classified as liabilities	15	-	-	2,030
Transaction costs for issuance of preferred shares, classified as liabilities/capital increase		-	-	(63)
Principal payment of lease obligations	10	(274)	(158)	(159)
Net cash inflow from financing activities		54,030	129,672	1,714

(Decrease)/Increase in cash and cash equivalents		(11,026)	21,616	(26,909)

Cash and cash equivalents, beginning of period	14	38,327	19,786	46,277
Effect of foreign exchange rate changes		407	(3,075)	418
Cash and cash equivalents, end of period	14	27,708	38,327	19,786

Net cash and cash equivalents variation		(11,026)	21,616	(26,909)

Supplemental Non-Cash Investing Information
Intangible assets acquisition recorded in accrued expenses		1,087	-	-
Supplemental Non-Cash Financing Information
Transaction costs recorded in accrued expenses and other payables		-	378	356

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Notes to the consolidated financial statements

1.
CORPORATE INFORMATION

Oculis Holding AG ("Oculis" or the "Company") is a stock corporation (Aktiengesellschaft) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

The Company controls five wholly-owned subsidiaries: Oculis Operations Sàrl ("Oculis Operations") with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, Oculis ehf ("Oculis Iceland"), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl ("Oculis France") which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. ("Oculis US") with its registered office in Newton MA, USA, which was incorporated in Delaware, USA, on May 26, 2020 and Oculis HK, Limited ("Oculis HK") which was incorporated in Hong Kong, China on June 1, 2021. The Company and its wholly-owned subsidiaries form the Oculis Group (the "Group"). Prior to the Business Combination (as defined in Note 5), Oculis SA ("Legacy Oculis"), which was incorporated in Lausanne, Switzerland on December 11, 2017, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis U.S. and Oculis HK formed the Oculis Group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis.

Oculis is a global late clinical-stage biopharmaceutical company with substantial expertise in therapeutics used to treat ophthalmic and neuro-ophthalmic diseases, engaged in the development of innovative drug candidates which embrace the potential to address significant unmet medical needs for many conditions. The Company’s focus is on advancing therapeutic candidates intended to treat significant and prevalent ophthalmic diseases which result in vision loss, blindness or reduced quality of life. Its mission is to improve patients’ health and quality of life worldwide by developing medicines that save sight and improve eye care for patients, and it intends to become a global leader in the field.

The consolidated financial statements of Oculis as of and for the year ended December 31, 2024, were approved and authorized for issue by the Company's Board of Directors on March 11, 2025.

2.
BASIS OF PREPARATION
(A)
Going concern

The Group's accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The February 2025 underwritten offering, Registered Direct Offering and listing on the Nasdaq Iceland Main Market in April 2024 raised additional funding to secure business continuity as explained under Notes 5 and 22. The Board of Directors believes that the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) successfully obtain regulatory approval and commercialize its products, and (v) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. To date, the Company has financed its cash requirements primarily through the sale of its preferred stock, proceeds from the Business Combination, PIPE Financing and conversion of CLA, and proceeds from the sale of its common stock. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more of its product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Statement of compliance

The consolidated financial statements of Oculis are prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”).

Prior to the Business Combination on March 2, 2023, the audited consolidated financial statements as of and for the year ended December 31, 2022 were issued for Legacy Oculis and its wholly-owned subsidiaries. In accordance with the BCA (as defined in Note 5), Oculis issued 3,780,399 ordinary shares to Legacy Oculis shareholders in exchange for 3,306,771 Legacy Oculis ordinary shares, after cancellation of 100,000 Legacy Oculis treasury shares, at the exchange ratio of 1.1432. The number of ordinary shares, and the number of ordinary shares within the loss per share held by the shareholders prior to the Business Combination have been adjusted by the exchange ratio to reflect the equivalent number of ordinary shares in the Company. No such adjustments have been made in the current period.

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

(A)
Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current. Liabilities are classified as non-current if the Company has the right to defer settlement for at least 12 months after the reporting period.

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

(C)
Group accounting

The Company has five wholly owned subsidiaries, including Oculis Operations, Oculis Iceland, Oculis France, Oculis U.S. and Oculis HK. The Company's consolidated financial statements present the aggregate of the five Group entities, after elimination of intra-group transactions, balances, investments and capital.

(D)
Segment reporting

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, has one reporting segment.

The Company has locations in five countries: Switzerland, Iceland, France, U.S. and Hong Kong. An analysis of non-current assets by geographic region is presented in Note 6.

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
Loss per share

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

Short-term financial assets consist of fixed term bank deposits with original maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

Short-term financial assets are measured at amortized cost, which approximates fair value, and are subsequently measured using the effective interest method. This method allocates interest income over the relevant period by applying the effective interest rate to the carrying amount of the asset. Gains and losses are recognized in the consolidated statements of loss when the asset is derecognized, modified or impaired.

(J)
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

•
Level 1: unadjusted quoted prices in active markets for identical assets or liabilities.
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

(K)
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

Depreciation is calculated on a straight-line basis over the useful life, according to the following schedule:

Category	Useful life in years
Laboratory equipment	5 - 7
Laboratory fixtures and fittings	10
Office equipment and hardware	2 - 3
Leasehold improvements	5

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

(L)
Warrant liabilities

The Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period (refer to Note 17). Any change in fair value is recognized in the Company’s consolidated statements of loss. Warrants are classified as short-term liabilities as the Company cannot defer the settlement beyond 12 months.

The Blackrock Warrant, as defined in Note 5, issued in conjunction with the Loan Agreement is classified as a liability since its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. An instrument that will be settled in own equity shares is an equity instrument only if the issuer has to deliver a fixed number of its own shares for a fixed amount (fixed for fixed requirement, IAS 32.16). The fair value of the Blackrock Warrant is determined using the Black-Scholes option-pricing model. This valuation model as well as parameters used such as expected volatility and expected term are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company's industry. The expected term represents the period that the warrant is expected to be outstanding. The Blackrock Warrant is included in Level 3 of the fair value hierarchy. Refer to Note 17 - Warrant Liabilities.

The fair value of the BCA Public Warrants, as defined in Note 5, traded in active markets is based on the quoted market prices at the end of the reporting period for such warrants. For the BCA Private Warrants, which have identical terms to the BCA Public Warrants, the Company determined that the fair value of each BCA Private Warrant is equivalent to that of each BCA Public Warrant. BCA Public Warrants are included in Level 1 and BCA Private Warrants in Level 2 of the fair value hierarchy. Refer to Note 17 - Warrant Liabilities.

(M)
Intangible assets
(a)
Research and development costs

Research expenditures are recognized in expense in the year in which they are incurred. Internal development expenditures are capitalized only if they meet the recognition criteria of IAS 38 “Intangible Assets”. Given the inherent regulatory and other uncertainties, these criteria are generally not met before obtaining approval from the relevant regulatory authority. As a result, development expenditures are typically recognized as expenses in the consolidated statements of loss. However, when capitalization criteria are satisfied, development costs are recorded as intangible assets and amortized on a straight-line basis over their estimated useful lives. Amortization of capitalized licenses begins upon receipt of market approval.

(b)
Licenses

Acquired licenses are capitalized as intangible assets at historical cost and amortized over their estimated useful lives. The amortization period is determined based on the expected pattern of consumption of future economic benefits and begins only after the necessary regulatory and marketing approvals have been obtained. Capitalized licenses are assessed for impairment annually in the last quarter of each financial period or earlier if indicators of impairment arise. Amortization expense related to capitalized licenses is recognized within research and development expenses.

(c)
Impairment of licenses

Impairment losses on capitalized licenses are recognized within research and development expenses.

(N)
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

(O)
Financial instruments

The principal financial instruments used by the Company are as follows:

•
Other current assets, excluding prepaid expenses

•
Accrued income
•
Short-term financial assets
•
Cash and cash equivalents
•
Other receivable
•
Trade payables
•
Accrued expenses and other payables
•
Lease liabilities
•
Warrant liabilities

These financial instruments are carried at amortized cost, except warrant liabilities which are adjusted to fair value at period end.

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income. trade payables, accrued expenses and other payables approximates their fair value. For details of the fair value hierarchy, and valuation techniques, refer to Note 20.

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

(c)
Short-term financial assets

Short-term financial assets consist of fixed term bank deposits with original maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

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

(P)
Employee benefits
(a)
Pension obligations

The Company operates a defined benefit pension plan for its Swiss-based employees, which is held in a multi-employer fund. The pension plan is funded by payments from employees and from the Company. The Company’s contributions to the defined benefit pension plan are charged to the consolidated statements of loss in the year to which they relate.

The liability recognized in the balance sheet in respect of defined benefit pension plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets and the possible effect of the asset ceiling, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

When the Company has a surplus in the defined benefit pension plan, it measures the net defined benefit asset at the lower of:

•
The surplus in the defined benefit pension plan
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

(Q)
Earnout consideration

The Company recognizes the earnout consideration under the BCA as a share-based contingent consideration within the scope of IFRS 2, and therefore equity classified as the earnout consideration ultimately settles in ordinary shares. The Company has determined that the fair value of the earnout shares should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. The fair value of total consideration transferred included in the calculation of the IFRS 2 share listing service expense will not be subsequently adjusted regardless of whether the price target is achieved or not. The earnout options granted to employees were determined to be compensation for the dilution to their previously held Legacy Oculis equity instruments. No additional compensation charge is recognized under IFRS 2 because no additional fair value was granted as a result of the earnout options.

(R)
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

(S)
New standards and interpretations adopted by the Company

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2024 that have a material impact to the Company. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which provides requirements for the presentation and disclosure of information in general purpose financial statements. The standard is effective for periods beginning on or after January 1, 2027. The Company is in the process of evaluating whether IFRS 18 will have a material effect on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

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

(A)
Impairment of licenses

The Group assesses whether there are any indicators of impairment for all licenses at each reporting date, which refers exclusively to the licenses of two specific product candidates: Licaminlimab (OCS-02) and Privosegtor (OCS-05). Given the stage and advancement of Oculis’ development activities and the importance of both products in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach, and second on the basis of the continued development feasibility of the relevant product candidate. Refer to Note 9.

(B)
Deferred income taxes

Deferred income tax assets are recognized for all unused tax losses only to the extent that it is probable that taxable profits will be available against which the losses can be utilized. Judgment is required from management to determine the amount of tax asset that can be recognized, based on forecasts and tax planning strategies. Given the uncertainty in the realization of future taxable profits, no deferred tax asset on unused tax losses has been recognized as of December 31, 2024, 2023 and 2022. Refer to Note 7 (D).

(C)
Pension benefits

The present value of the pension obligations depends on several factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost or income for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations. The independent actuary of the Group uses statistic-based assumptions covering future withdrawals of participants from the plan and estimates on life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could have a significant impact on the amount of pension income or expenses recognized in future periods.

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

(D)
Share-based compensation

Stock options granted are valued using the Black-Scholes option-pricing model (see Note 13). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company's industry. The expected term represents the period that share-based awards are expected to be outstanding. The Company classifies its share-based payments as equity-classified awards as they are settled in ordinary shares. The Company measures equity-classified awards at their grant date fair value using a Black-Scholes option pricing model and does not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at the date of grant amortized over the vesting period of the award using the graded method. The Company reclassifies a portion of vested awards to reserve for share-based payment as the awards vest. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(E)
Accounting for the Business Combination

In relation to the 2023 Business Combination, the following critical estimates and judgments were made:

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

5.
FINANCING ACTIVITIES

Business combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated the Business Combination pursuant to the Business Combination Agreement (“BCA”) between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million, comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (the “PIPE Financing”) investments and conversion of notes issued by Legacy Oculis under convertible loan agreements (“CLA”) into Oculis' ordinary shares. As a result of the transaction, each issued and outstanding EBAC public warrant (“BCA Public Warrants”) and EBAC private placement warrant (“BCA Private Warrants”) ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms (“BCA warrants”). In connection with the Business Combination, Oculis was listed on the United States Nasdaq Global Market with the ticker symbol “OCS” for its ordinary shares and “OCSAW” for its public warrants.

During the third quarter of 2023, the Company gave effect in its financial statements to the dissolution of Merger Sub 2, a legal entity formed under the terms of the BCA. As a result, the cumulative translation adjustments related to Merger Sub 2 previously reported as equity and recognized in other comprehensive income, were reclassified from equity to the Consolidated Statement of Loss for the year ended December 31, 2023. The resulting foreign exchange impact of such reclassification amounted to CHF 5.0 million for the year ended December 31, 2023.

Merger and listing expense

The Business Combination was accounted for as a capital re-organization in the first quarter of 2023 within the scope of IFRS 2 Share-based Payment, as EBAC did not meet the definition of a business in accordance with IFRS 3 Business Combinations. Any excess of the fair value of the Company’s shares issued over the fair value of EBAC’s identifiable net assets acquired represented compensation for the service of a stock exchange listing. This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense”.

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post acquisition-closing volume weighted average share price (“VWAP”) targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “earnout period”). A given share price target described above will also be deemed to be achieved if the Company enters into a change of control transaction, as defined in the BCA, during the earnout period. During November 2024, the first price target was met, resulting in the immediate vesting of 1,422,723 earnout shares and 93,277 earnout options becoming exercisable.

May 2023 Public Offering

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5 and June 13, 2023, the Company closed the issuance and sale in a public offering of an aggregate of 3,654,234 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 38.2 million or $42.0 million before deducting underwriting discounts, commissions and offering expenses.

Registered Direct Offering and Nasdaq Iceland Main Market listing

On April 22, 2024, the Company closed its registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of our ordinary shares, at a purchase price of CHF 10.70 or $11.75 per share to investors (the “Registered Direct Offering”), and commenced trading of its ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024. In connection with the Registered Direct Offering and Nasdaq Iceland Main Market listing, the Company incurred CHF 2.5 million of transaction related costs during the year ended December 31, 2024, of which CHF 1.9 million were recorded as a reduction of share premium in equity.

Loan Facility

On May 29, 2024, the Company entered into an agreement for a loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (the “Loan Agreement”). The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million (“Loan 1”), CHF 20.0 million (“Loan 2”) and CHF 10.0 million (“Loan 3”), respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company (the “Loan”). Upon each tranche becoming available for draw down as well as upon the Company drawing down the loan tranches, certain associated transaction costs become payable by the Company. No amounts were drawn under the Loan Agreement during the year ended December 31, 2024.

In conjunction with the Loan, the Company entered into a warrant agreement (the “Blackrock Warrant”) with Kreos Capital VII Aggregator SCSp (the “Holder”), an affiliate of the Lender, under which the Holder can purchase up to 361,011 of the Company’s ordinary shares at a price per ordinary share equal to $12.17 (CHF 11.01). At signing the Blackrock Warrant was immediately exercisable for 43,321 ordinary shares and, following the drawdown of each of Loans 1, 2 and 3, the Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Blackrock Warrant in connection with Loans 1, 2 and 3, is exercisable for a period of up to seven years from the date of eligibility and will terminate at the earliest of (i) December 31, 2032, (ii) such earlier date on which the warrant is no longer exercisable for any warrant share in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Blackrock Warrant had not been exercised in part or in full as of December 31, 2024.

In connection with this transaction, the Company incurred CHF 0.8 million of transaction related costs during the year ended December 31, 2024, which were capitalized as a prepayment for liquidity services and will be amortized over the period during which the loan is available.

At-the-Market Offering Program

On May 8, 2024, the Company entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 90.5 million) through Leerink Partners as its sales agent. Any such sales, made through the sales agent, can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Leerink Partners a commission of up to 3.0% of the gross proceeds of any sales of ordinary shares sold pursuant to the sales agreement. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. In connection with this transaction the Company incurred approximately CHF 0.3 million of transaction related costs during the year ended December 31, 2024, which were capitalized within other current assets. There were no sales under the ATM Offering Program through December 31, 2024.

6.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reportable segment.

The table below provides the carrying amount of certain non-current assets, by geographic area:

in CHF thousands	Switzerland		Iceland		Others		Total
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
Intangible assets	13,292	12,206	-	-	-	-	13,292	12,206
Property and equipment	200	17	173	253	12	18	385	288
Right-of-use assets	699	-	589	687	15	68	1,303	755
Total	14,191	12,223	762	940	27	86	14,980	13,249

7.
INCOME AND EXPENSES

(A)
GRANT INCOME

Grant income reflects reimbursement of research and development expenses, and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the year ended December 31, 2024, is CHF 0.7 million compared to CHF 0.9 million for each of the years ended December 31, 2023 and 2022. Refer to Note 11.

(B)
OPERATING EXPENSES

The tables below show the breakdown of the Total operating expenses by category:

in CHF thousands	For the years ended December 31,
	Research and development expenses			General and administrative expenses			Total operating expenses
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Personnel expense	11,114	6,509	4,608	11,476	7,029	4,449	22,590	13,537	9,056
Payroll	6,085	4,796	4,313	6,723	5,134	3,939	12,808	9,930	8,252
Share-based compensation expense	5,029	1,713	295	4,753	1,895	510	9,782	3,607	804
Operating expenses	40,969	22,738	17,616	10,331	10,458	6,615	51,300	68,059	24,231
External service providers	40,127	22,256	17,205	7,445	7,695	2,294	47,572	29,951	19,499
Other operating expenses	573	258	184	2,749	2,700	4,249	3,322	2,958	4,433
Depreciation of property and equipment	99	106	111	34	19	20	133	125	132
Depreciation of right-of-use assets	170	118	116	103	44	52	273	162	167
Merger and listing expense(1)	-	-	-	-	-	-	-	34,863	-
Total	52,083	29,247	22,224	21,807	17,487	11,064	73,890	81,597	33,288

(1) Merger and listing expense is presented separately from research and development or general and administrative expenses on the consolidated statements of loss. The item relates to the BCA and is non-recurring in nature, representing a share-based payment made in exchange for a listing service.

Research and development expenses were CHF 52.1 million for the year ended December 31, 2024 compared to CHF 29.2 million for the year ended December 31, 2023. The net increase of CHF 22.8 million, or 78.1%, was primarily due to an increase in external CRO expenses as a result of the completion and subsequent startup activities of multiple OCS-01 clinical trials and the execution of the Licaminlimab (OCS-02) DED Phase 2b clinical trial, as well as an increase in research and development personnel costs. The increase in development expenses reflects the trials ongoing during 2024, including the OCS-01 DIAMOND Phase 3 clinical trials, OCS-01 LEOPARD investigator-initiated trial ("IIT"), Licaminlimab (OCS-02) drug development and Privosegtor (OCS-05) ACUITY proof-of-concept ("PoC") clinical trial for acute optic neuritis.

(C)
FINANCE RESULT

in CHF thousands	For the years ended December 31,
	2024	2023	2022
Finance income	2,168	1,429	126
Finance expense	(639)	(1,315)	(6,442)
Fair value adjustment on warrant liabilities	(15,531)	(3,431)	-
Foreign currency exchange gain (loss)	1,269	(4,664)	49
Finance result	(12,733)	(7,981)	(6,267)

Finance income in all periods presented consists primarily of interest income earned from the Company's short-term financial assets.

The primary finance expense in 2024 is the amortization of transaction costs related to the Loan Agreement, entered into during Q2 2024. Finance expense in 2023 primarily represented interest related to the dividend owed to the holders of Legacy Oculis preferred Series B and C shares incurred prior to the Business Combination. Preferred Series B and C shares qualified as liabilities under IAS 32 - Financial instruments: Presentation and the related accrued dividends as interest expense. The preferred Series B and C shares were fully converted to ordinary shares at the closing of the Business Combination on March 2, 2023 (refer to Note 5).

Refer to Note 17 for further discussions of the fair value gain/(loss) on warrant liabilities.

For the year ended December 31, 2024, the foreign currency exchange gain is primarily related to overall strengthening of the U.S. dollar against the Swiss Franc. During the year ended December 31, 2023 the currency exchange loss was primarily due to the overall weakening of the U.S. dollar and Euro exchange rates against the Swiss Franc on payable balances denominated in U.S. dollar and Euro, respectively. Additionally, the Company experienced negative currency exchange in cash and the revaluation of the U.S. dollar denominated Series C long-term financial debt, prior to the Business Combination in March 2023.

Financial result as presented in the statements of cash flows is comprised of interest and the foreign exchange effect on cash and financial assets, net.

(D)
INCOME TAX AND DEFERRED TAX

	For the years ended December 31,
in CHF thousands	2024	2023	2022
Current income tax expense	(130)	(127)	(90)
Deferred tax income (expense)	290	20	35
Total tax benefit (expense)	160	(107)	(55)

The Group's expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which ranged between 8.3% and 25.0% for 2024, 2023 and 2022 in the tax jurisdictions in which the Group operates. The weighted average tax rates applicable to the profits of the consolidated entities were 13.7%, 12.7% and 13.9% for the years 2024, 2023 and 2022, respectively. The increase in 2024 primarily reflects changes in the composition of taxable results. The tax on the Group's profit / (loss) before tax differs from the statutory amount that would arise using the weighted average applicable tax rate as follows:

	For the years ended December 31,
in CHF thousands	2024	2023	2022
Groups average expected tax rate	13.7%	12.7%	13.9%
Accounting loss before income tax	(85,937)	(88,695)	(38,643)
Taxes at weighted average income tax	11,792	11,294	5,380
Effect of unrecorded tax losses	(8,764)	(10,520)	(4,468)
Effect of non-deductible expenses	(3,098)	(6,041)	(968)
Effect of non-taxable income	280	5,103	-
Effect of other items	(50)	57	-
Total tax benefit (expense)	160	(107)	(55)

As of December 31, 2024, 2023 and 2022, the Group has accumulated tax losses, primarily in Switzerland, that may be carried forward to offset future taxable profits until expiration. However, no deferred tax assets have been recognized for these losses, as the realization of sufficient future taxable profits is not considered probable. Additionally, as certain tax losses have not yet been validated by the tax authorities, they remain subject to potential adjustments. This does not affect the management assumption on the going concern hypothesis of the Group. Below is the maturity of the Group reportable losses:

	As of December 31,
in CHF thousands	2024	2023	2022
2025	16,733	16,733	16,733
2026	13,113	13,113	13,113
2027	12,437	12,437	12,437
2028	14,865	14,865	14,865
2029	31,786	31,786	31,790
2030	81,509	81,509	-
2031	63,397	-	-
Total	233,840	170,443	88,938

The Group did not recognize the following temporary differences:

	As of December 31,
in CHF thousands	2024	2023	2022
Pension	1,870	728	728
Tax losses in Switzerland	233,840	170,443	88,938
Leases	(123)	(150)	(150)
Intangible asset	(4,025)	(4,025)	(4,025)
Total	231,562	166,996	85,491

As of December 31, 2024 and 2023 the Company had recognized deferred tax assets of CHF 0.3 million and CHF 44 thousand, respectively, and no deferred tax liabilities.

8.
PROPERTY AND EQUIPMENT

The following tables present the movements in the book values of property and equipment:

in CHF thousands	Lab - equipment	Lab - fixtures and fittings	Office equipment & hardware	Leasehold improvement	Total
Acquisitions cost:
Balance as of December 31, 2022	600	195	121	-	916
Acquisitions	18	-	30	-	48
Balance as of December 31, 2023	618	195	151	-	964
Acquisitions	10	-	122	98	230
Balance as of December 31, 2024	628	195	273	98	1,194

	Lab - equipment	Lab - fixtures and fittings	Office equipment & hardware	Leasehold improvement	Total
Accumulated depreciation:
Balance as of December 31, 2022	(375)	(87)	(89)	-	(552)
Depreciation expense	(89)	(19)	(17)	-	(125)
Balance as of December 31, 2023	(464)	(106)	(106)	-	(676)
Depreciation expense	(84)	(19)	(20)	(10)	(133)
Balance as of December 31, 2024	(548)	(125)	(126)	(10)	(809)

Carrying amount:
Balance as of December 31, 2023	154	89	45	-	288
Balance as of December 31, 2024	80	70	147	89	385

9.
INTANGIBLE ASSETS

The following tables summarize the movement of intangibles assets:

in CHF thousands	Licenses	Total
Acquisition cost:
Balance as of December 31, 2022	12,206	12,206
Balance as of December 31, 2023	12,206	12,206
Additions	1,086	1,086
Balance as of December 31, 2024	13,292	13,292

Carrying amount:
As of December 31, 2023	12,206	12,206
As of December 31, 2024	13,292	13,292

Intangible assets as of December 31, 2024 and 2023 were CHF 13.3 million and CHF 12.2 million, respectively, and represent licenses purchased under license agreements with Novartis and Accure. The Novartis license agreement was dated as of December 19, 2018 between Legacy Oculis and Novartis and relates to a novel topical anti-TNFα antibody, renamed Licaminlimab (OCS-02), for ophthalmic indications. The license agreement between Legacy Oculis and Accure, dated as of January 29, 2022, relates to the exclusive global licensing of its Privosegtor (OCS-05) (formerly ACT-01) technology. This license agreement contained an upfront payment of CHF 3.0 million and reimbursement of development related costs of CHF 0.5 million. During the fourth quarter of 2024, the Company completed the Phase 2 ACUITY trial of Privosegtor (OCS-05) in acute optic neuritis and received clearance from the U.S. Food and Drug Administration (“FDA”) for its investigational new drug (“IND”). These events triggered milestone payments to Accure totaling CHF 1.1 million ($1.2 million) which were capitalized, increasing the value of the intangible asset. The milestones were unpaid as of December 31, 2024.

(A)
Intangible assets amortization

The products candidates related to the capitalized intangible assets are not yet available for use. The amortization of the licenses will start when the market approval is obtained.

(B)
Annual impairment testing

Oculis performs an assessment of its licenses in the context of its annual impairment test. Given the stage of Oculis’ development activities and the importance of the relevant product candidates, Licaminlimab (OCS-02) and Privosegtor (OCS-05), in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach and second on the basis of the continued development feasibility of both candidates.

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

Licaminlimab (OCS-02) and Privosegtor (OCS-05), are additionally tested for impairment by assessing their probability of success. Assessments include reviews of the following indicators, and if the candidate fails any of these indicators the entire balance is written off:

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

In 2024, 2023 and 2022, reviews of all these indicators for Licaminlimab (OCS-02) and Privosegtor (OCS-05) were positive. No impairment losses were recognized in 2024, 2023 or 2022.

10.
RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The following table presents the right-of-use assets, which are related to the Company’s Switzerland, Iceland and U.S. facilities:

in CHF thousands	Right-of-use assets
	2024	2023
Balance as of January 1,	755	758
Indexation for the period	25	47
New lease	792	118
FX revaluation	4	(6)
Depreciation charge for the period	(273)	(162)
Balance as of December 31,	1,303	755

There are no variable lease payments which are not included in the measurement of lease obligations. Expected extension options have been included in the measurement of lease liabilities.

The following table presents the lease obligations:

in CHF thousands	Lease liabilities
	2024	2023
Balance as of January 1,	(605)	(633)
New lease	(792)	(118)
FX revaluation	(32)	35
Indexation for the period	(25)	(47)
Interest expense for the period	(47)	(42)
Lease payments for the period	321	200
Balance as of December 31,	(1,180)	(605)

in CHF thousands	As of December 31, 2024	As of December 31, 2023
Current	(315)	(174)
Non-current	(865)	(431)
Total	(1,180)	(605)

11.
OTHER CURRENT ASSETS, OTHER RECEIVABLE AND ACCRUED INCOME

The table below shows the breakdown of the Other current assets and other receivables by category:

in CHF thousands	As of December 31, 2024	As of December 31, 2023
Prepaid clinical expenses and other receivables	2,615	6,748
Prepaid general and administrative expenses	2,842	1,412
VAT receivable	148	328
Total	5,605	8,488

The decrease in prepaid clinical and technical development expenses as of December 31, 2024 compared to prior year relates primarily to the timing of payments and service delivery for ongoing DIAMOND-1 and DIAMOND-2 trials for OCS-01 that began in late 2023 and early 2024, respectively. This was partially offset by a reimbursement receivable from a vendor related to an administrative error that prevented the analysis of trial results. The increase in prepaid general and administrative expenses is due to transaction costs capitalized as other current assets related to the ATM Offering Program and Loan Agreement, as well as public liability insurances prepaid balances.

The table below shows the movement of the accrued income for the years ended December 31, 2024 and 2023:

in CHF thousands	2024	2023
Balance as of January 1,	876	912
Accrued income recognized during the period	686	883
Payments received during the period	(952)	(915)
Foreign exchange revaluation	19	(4)
Balance as of December 31,	629	876

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

In 2020, the Icelandic Parliament passed legislation that increased the potential tax credit provided to innovation companies from 20.0% to 35.0% and increased the overall cap on eligible expenses from ISK 900 million (CHF 5.9 million) to ISK 1,100 million (CHF 7.2 million). Since then, Oculis has been able to benefit from the increased percentage. Beginning in 2025, the Icelandic Parliament passed a legislation to keep the 35.0% rate permanent.

12.
PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT PLANS

The Company’s Swiss pension plan is classified as a defined benefit plan under IFRS Accounting Standards. Employees of the Icelandic, French, Hong Kong and American subsidiaries are covered by local post-retirement contribution plans. Besides the Swiss plan, all other pension plans are not material to the Company’s consolidated financial position or results.

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

The Company's Swiss pension plan is fully reinsured with Swiss Life, therefore the plan assets are 100% covered by an insurance contract. The insurance company bearing the investment risk is also making these investments on behalf of the collective foundation. As a result, the assets of the plan consist of a receivable from the insurance police.

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

in CHF thousands	For the years ended December 31,
Actuarial gains / (losses) recognized in other comprehensive loss:	2024	2023
On plan assets	(71)	(70)
On obligation	(1,090)	(738)
Total	(1,161)	(808)

in CHF thousands	For the years ended December 31,
Net benefit expense:	2024	2023
Service cost	(663)	(391)
Interest cost on benefit obligation	(143)	(149)
Interest income	133	147
Administration cost	(15)	(7)
Net benefit expense	(688)	(400)

in CHF thousands	For the years ended December 31,
Benefit liability	2024	2023
Defined benefit obligation	(13,715)	(9,930)
Fair value of plan assets	11,845	9,202
Net benefit liability	(1,870)	(728)

Changes in the present value of the defined benefit obligation are as follows:

	For the years ended December 31,
in CHF thousands	2024	2023
Defined benefit obligation at January 1,	(9,930)	(6,494)
Interest cost	(143)	(149)
Service cost	(663)	(391)
Administrative expenses	(15)	(7)
Contributions paid by participants	(3,179)	(3,709)
Employees' contributions	(312)	(247)
Benefits paid from plan assets	1,617	1,806
Actuarial gains / (losses)	(1,090)	(738)
Defined benefit obligation at December 31,	(13,715)	(9,930)

Changes in the fair value of plan assets are as follows:

	For the years ended December 31,
in CHF thousands	2024	2023
Fair value of plan assets at January 1,	9,202	6,403
Expected return	133	147
Contributions by employer	707	571
Employees' contributions	312	247
Benefits paid from plan assets	(1,617)	(1,806)
Contributions paid by participants	3,179	3,709
Actuarial losses	(71)	(70)
Fair value of plan assets at December 31,	11,845	9,202

The Group expects to contribute CHF 0.7 million to its defined benefit pension plan in 2025. The average duration of the plan was 14.6 years and 14.7 years as of December 31, 2024 and 2023, respectively.

The principal assumptions used in determining pension benefit obligations for the Group's plan are shown below:

	For the years ended December 31,
	2024	2023
Discount rate	1.00%	1.45%
Future salary increases	1.00%	1.20%
Future pensions increases	0.00%	0.00%
Retirement age	65	M65/F64
Demographic assumptions	BVG 2020	BVG 2020

In regard to the underlying estimates for the calculation of the defined benefit pension liabilities the Company updated, among other minor updates, the discount rate assumption to 1.00% and 1.45% as of December 31, 2024 and 2023 respectively. All the actuarial assumption changes resulted in an actuarial loss of defined benefit pension liabilities of CHF 1.2 million. The net result is an increase of defined benefit pension liabilities from CHF 0.7 million as of December 31, 2023 to CHF 1.9 million as of December 31, 2024. Other assumptions for defined benefit pension liabilities remain unchanged.

In 2024, the guaranteed interest to be credited to employees' savings was 1.10% (versus 1% in 2023). The applicable rate for converting mandatory savings at age 65 for employees retiring in 2025 will be 5.65% for males and 5.81% for females and will be reduced to 5.40% for males and 5.57% for females in 2026. Further adjustments are expected in subsequent years. The rate for converting supplementary savings to an annuity remains stable at 4.49% for males and 4.67% for females in 2025 and 2026, though adjustments in future years are possible.

Sensitivity analysis

A quantitative sensitivity analysis for significant assumptions as of December 31, 2024 and 2023 is shown below:

in CHF thousands	Discount rate		Future salary increase		Mortality assumptions
Assumptions as of December 31, 2024	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(13,226)	(14,236)	(13,828)	(13,607)	(13,844)	(13,589)
Decrease/(increase) from actual defined benefit obligation	490	(521)	(112)	108	(129)	126

Assumptions as of December 31, 2023	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(9,582)	(10,317)	(9,980)	(9,880)	(10,039)	(9,811)
Decrease/(increase) from actual defined benefit obligation	348	(387)	(50)	50	(109)	119

The sensitivity analysis above is subject to limitations and has been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

13.
SHARE BASED PAYMENT

On March 2, 2023, the Company adopted the Stock Option and Incentive Plan Regulation 2023 ("2023 Plan") which allows for the grant of equity incentives, including share-based options, stock appreciation rights ("SARs"), restricted shares and other awards. The 2023 Plan lays out the details for the equity incentives for talent acquisition and retention purposes.

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

The 2023 Plan reflects the revised capital structure of the Company following completion of the Business Combination in March 2023. As a result, all option holders holding options under the prior Stock Option and Incentive Plan Regulation 2018 (”2018 Plan”) prior to the close of the Business Combination exchanged their options held in Legacy Oculis for newly issued options to purchase ordinary shares of Oculis (“Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the Exchange Ratio with all other terms remaining unchanged. The comparative fair value calculation of options using the Black-Scholes model before and after the merger concluded that there was no significant change in value. The exchange of equity awards under the prior 2018 Plan for equity awards under the 2023 Plan was determined to be a modification in accordance with IFRS 2 – Share-based payment. The Group has and will continue to record the related expense per the original valuation and vesting period without incremental charges.

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

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value of options granted during the year ended December 31, 2024 was CHF 7.80 or $8.85 per share. The weighted average grant date fair value of options and SARs granted during the year ended December 31, 2023 was CHF 5.24 or $5.83 per share. The weighted average grant date fair value of options granted during the year ended December 31, 2022 was CHF 1.66 or $1.74 per share.

The Black-Scholes fair value of SARs was determined using assumptions that were not materially different from those used to value options. The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of options and SARs granted during the years indicated:

	For the years ended December 31,
	2024	2023	2022
Weighted average share price at the date of grant (1)	USD 11.63 (CHF 10.24)	USD 8.30 (CHF 7.46)	USD 3.57 (CHF 3.41)
Range of expected volatilities (%) (2)	85.54-93.00	68.7-83.8	96.3
Range of expected term (years) (3)	5.50-6.25	6.25	2.50
Range of risk-free interest rates (%) (1)(4)	3.6-4.6	3.5-4.8	0.7
Dividend yield (%)	0.0	0.0	0.0

(1)
Following the NASDAQ U.S. listing in 2023, the equity award exercise price is now denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.
(2)
The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company's industry.
(3)
The expected term represents the period that share-based awards are expected to be outstanding.
(4)
The risk-free interest rates in 2023 and 2024 are based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term. Prior to 2023, the risk-free interest rate was based on Switzerland Short-Term Government Bonds with maturities approximately equal to the expected term.

The following table summarizes the Company’s stock option and SARs activity under the 2023 Plan for 2022 to 2024:

	Number of options (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1, 2022	1,289,090	2.05	2026-2030
Granted	629,295	2.98	2031
Forfeited	(94,273)	2.35	2023-2030
Exercised	(61,163)	1.85	2026-2027
Outstanding as of December 31, 2022	1,762,949	2.39	2027-2031
Exercisable at December 31, 2022	819,603	1.97	2027-2031
Outstanding as of January 1, 2023	1,762,949	2.39	2027-2031
Options granted(2)	1,614,000	7.49	2033
SARs granted	134,765	7.27	2033
Earnout options granted	369,737	0.01	2028
Forfeited(2)(3)	(302,299)	2.62	2033
Exercised(3)	(112,942)	2.43	2028-2032
Outstanding as of December 31, 2023	3,466,210	4.50	2027-2033
Exercisable at December 31, 2023	1,164,513	2.21	2028-2033
Outstanding as of January 1, 2024	3,466,210	4.50	2027-2033
Options granted	1,811,122	10.24	2034
Forfeited(3)	(288,767)	4.38	2028-2034
Exercised(3)	(301,511)	3.17	2027-2033
Outstanding as of December 31, 2024	4,687,054	6.82	2028-2034
Exercisable at December 31, 2024	1,935,101	4.34	2028-2034

(1)
Retroactive application of the recapitalization effect due to the BCA for activity prior to March 2, 2023, the Exchange Ratio was applied to the number of options and the weighted average exercise price was divided by the same exchange ratio.
(2)
Pursuant to the BCA, all outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”). The exchange of Legacy Oculis 2018 Plan options for converted 2023 Plan options is not reflected in the table above. Refer to Note 5 - Financing Activities for further details.
(3)
Forfeited amount includes earnout options forfeited during the years ended December 31, 2024 and 2023. No SARs have been exercised or forfeited during the years ended December 31, 2024 or 2023.

Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of December 31, 2024 have exercise prices ranging from CHF 1.77 to CHF 16.18. The weighted average remaining contractual life of options and SARs outstanding as of December 31, 2024 and 2023 was eight years.

Restricted stock units

Each restricted stock unit (“RSU”) granted under the 2023 Plan entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all outstanding RSUs in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSU’s have time-based vesting conditions ranging from one to four years. Certain RSU’s also include a performance condition for which the Company has evaluated the probability of achievement. Expense is only recorded for awards with vesting criteria linked to performance conditions that are deemed probable of achievement. No RSUs were granted or outstanding during the year ended December 31, 2023. The following table summarizes the Company’s RSU activity under the 2023 Plan for the year ended December 31, 2024:

	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates
Outstanding as of January 1, 2024	—	—	—
RSUs granted	476,908	9.83	2034
RSUs vested/settled	(9,430)	10.51	2034
Outstanding as of December 31, 2024	467,478	9.81	2034

Restricted share awards

Each restricted share award granted under the 2018 Plan was immediately exercised and the expense was recorded at grant date in full. The Company held call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date. For each grant of restricted shares, the Company issued a grant notice, which detailed the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant were set by the Board of Directors. Restricted shares were granted and expensed at fair value. No restricted shares were granted under the 2023 Plan during the years ended December 31, 2024 and 2023.

The number and weighted average exercise prices of restricted shares outstanding under the 2023 Plan are as follows (recast after applying the Exchange Ratio to reflect the impact of the BCA):

	Number of Restricted Stock Awards	Weighted average exercise price (CHF)
Issued and exercised as of January 1, 2022	1,186,931	1.73
Issued and exercised as of December 31, 2022	1,186,931	1.73
Not subject to repurchase at December 31, 2022	934,044	1.66
Issued and exercised as of January 1, 2023	1,186,931	1.73
Issued and exercised as of December 31, 2023	1,186,931	1.73
Not subject to repurchase at December 31, 2023	1,088,838	1.71
Issued and exercised as of January 1, 2024	1,186,931	1.73
Issued and exercised as of December 31, 2024	1,186,931	1.73
Not subject to repurchase at December 31, 2024	1,186,931	1.73

Share-based compensation expenses

The following table details share-based compensation expense by award type for the years indicated:

	For the years ended December 31,
	2024	2023	2022
Stock options	8,218	3,608	804
RSUs	1,564	-	-
Total share-based compensation expense	9,782	3,608	804

No expense was recognized during the years ended December 31, 2024, 2023 or 2022 related to restricted stock awards. The reserve for share-based payment increased from CHF 2.8 million as of December 31, 2022 to CHF 6.4 million as of December 31, 2023, and to CHF 16.1 million as of December 31, 2024. During the year, certain options were modified to accelerate vesting upon the death of an employee, resulting in the acceleration of expense recognition. Total expense attributable to the modification was CHF 1.0 million.

14.
CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

Cash and cash equivalents consist primarily of cash balances held at banks and in the following currencies:

in CHF thousands	Cash and cash equivalents		Short-term financial assets
by currency	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
Swiss Franc	2,810	19,144	61,000	33,532
US Dollar	15,234	16,610	9,955	15,148
Euro	8,960	2,020	-	4,644
Iceland Krona	648	542	-	-
Other	56	11	-	-
Total	27,708	38,327	70,955	53,324

Short-term financial assets consist of fixed term bank deposits with original maturities between three and six months.

15. SHAREHOLDERS' EQUITY

(A)
Share capital and premium

As a result of the Business Combination, the Company has retroactively restated the number of shares as of December 31, 2022 to give effect to the Exchange Ratio under the BCA as explained in Note 5.

(B)
Conditional Capital

The conditional capital at December 31, 2024 amounted to a maximum of CHF 209,405.43 split into 20,940,543 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 67,500.00 through the issuance of a maximum of 6,750,000 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 95,663.02 through the issuance of a maximum of 9,566,302 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

During the year ended December 31, 2024, 301,511 stock options have been exercised and 9,430 RSUs vested resulting in the associated ordinary shares issued using the conditional share capital for employee benefit plans (refer to Note 13). These shares were not registered yet in the commercial register as of December 31, 2024.

•
Conditional share capital for BCA public and private warrants:

CHF 42,541.38 through the issuance of a maximum of 4,254,138 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

During the year ended December 31, 2024, 279,033 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for BCA public and private warrants (refer to Note 17). These shares were not registered yet in the commercial register as of December 31, 2024.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis. As of December 31, 2024, 93,277 earnout options were exercisable.

(C)
Treasury shares

The Company cancelled 100,000 treasury shares effective March 2, 2023 as a result of the Business Combination. In connection with the ATM Offering Program, the Company issued 1,000,000 ordinary shares out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. There were no sales under the ATM Offering Program during the year ended December 31, 2024.

(D) Capital band

As of December 31, 2024, the Company’s capital band has a lower limit of CHF 464,437.00 and upper limit of CHF 691,655.50. The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 227,218.50 by issuing up to 22,721,850 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital to the upper limit or decrease the share capital to the lower limit at any time and as often as required until March 2, 2028.

16. TRADE PAYABLES, ACCRUED EXPENSES AND OTHER PAYABLES

Trade payables decreased from CHF 7.6 million as of December 31, 2023 to CHF 5.9 million as of December 31, 2024. The decrease in trade payables compared to prior year relates to the commencement of several clinical trials in the fourth quarter of 2023 requiring upfront invoicing by vendors.

The table below shows the breakdown of the Accrued expenses and other payables by category:

in CHF thousands	As of December 31, 2024	As of December 31, 2023
Product development related expenses	13,702	2,801
Personnel related expenses	3,696	2,301
General and administration related expenses	749	765
Other payables	51	81
Total	18,198	5,948

The increase in product development related accrued expenses as of December 31, 2024 compared to prior year end relates mainly to advancements of the Company’s development pipeline in multiple clinical trials in 2024.

17. WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of December 31, 2024 and 2023:

	2024			2023
in CHF thousands (except number of warrants)	BCA Warrants	Blackrock Warrant	Total Warrant Liabilities	BCA Warrants	Blackrock Warrant	Total Warrant Liabilities
Balance as of January 1,	5,370	-	5,370	-	-	-
Issuance of warrants	-	294	294	2,136	-	2,136
Fair value (gain)/loss on warrant liability	15,364	167	15,531	3,431	-	3,431
Exercise of public and private warrants	(1,344)	-	(1,344)	(197)	-	(197)
Balance as of December 31,	19,390	461	19,851	5,370	-	5,370

The Blackrock Warrant, described in Note 5, is classified as a liability because its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Blackrock Warrant is determined using the Black-Scholes option-pricing model and is included in Level 3 of the fair value hierarchy.

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the Blackrock Warrant as of issuance and December 31, 2024 as indicated:

	May 29, 2024	December 31, 2024
Share price on valuation date	USD 11.93 (CHF 10.88)	USD 17.00 (CHF 15.38)
Expected volatility (%) (1)	85.56	94.32
Expected term (years) (2)	3.50	3.21
Risk-free interest rate (%) (3)	4.75	4.28
Dividend yield (%)	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the Blackrock Warrant is expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms

For the year ended December 31, 2024, the Company recognized a fair value loss of CHF 15.5 million, primarily due to increase of share price. This led to an increase of the warrant liability to CHF 19.9 million as of December 31, 2024. There were exercises of 279,033 warrant shares during the year ended December 31, 2024 at a price of CHF 10.13 or $11.50 per share, which resulted in a reduction of CHF 1.3 million to the warrant liability, an additional CHF 2.7 million of cash and an increase of CHF 4.1 million in shareholders’ equity. For the year ended December 31, 2023, the Company recognized a fair value loss of CHF 3.4 million, leading to an increase of the warrant liability to CHF 5.4 million as of December 31, 2023. The exercise of 149,156 public warrants at a price of CHF 10.26 or $11.50 per share during the year ended December 31, 2023 resulted in a reduction of CHF 0.2 million to the warrant liability, an additional CHF 1.5 million of cash and an increase of CHF 1.7 million in shareholders’ equity.

The movement of the warrant liabilities during the years ended December 31, 2024 and 2023 is illustrated below:

	2024		2023
in CHF thousands (except share number of warrants)	Warrant liabilities	Number of outstanding warrants	Warrant liabilities	Number of outstanding warrants
Balance as of January 1,	5,370	4,254,096	-	-
Issuance of warrants	294	43,321	2,136	4,403,294
Fair value loss on warrant liability	15,531	-	3,431	-
Exercise of public and private warrants	(1,344)	(279,033)	(197)	(149,198)
Balance as of December 31,	19,851	4,018,384	5,370	4,254,096

18. COMMITMENTS AND CONTINGENCIES

Commitments related to Novartis license agreement

In December 2018, Oculis entered into an agreement with Novartis, under which Oculis licensed a novel topical anti-TNFα antibody, now named as Licaminlimab, or Licaminlimab (OCS-02), for ophthalmic indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from high one digit to low teens, based on sales thresholds. As of December 31, 2019, Oculis had paid in full the contractual non-refundable upfront fee of CHF 4.7 million. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 87.8 million or $97.0 million. Royalties are based on net sales of licensed products, depending on the sales volumes reached.

Commitments related to Accure license agreement

On January 29, 2022, the Company entered into a License Agreement with Accure for the exclusive global licensing of its Privosegtor (OCS-05) technology. Under this agreement, Oculis licensed a novel neuroprotective drug candidate, now renamed as Privosegtor (OCS-05), for ophthalmic and other indications (refer to Note 9). As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from one digit to low teens, based on sales thresholds. As of December 31, 2024, Oculis has paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of CHF 0.5 million. During the fourth quarter of 2024, the Company met the first two milestones pursuant to the agreement, which were FDA IND clearance for the intravenous formulation of Privosegtor (OCS-05), and completion and positive readout of the first PoC clinical trial for acute optic neuritis, resulting in an accrual of CHF 1.1 million or $1.2 million, for which payment was made in 2025. If all remaining predefined milestones are reached, Oculis will be obligated to pay a total of CHF 101.4 million or $112.1 million. In case of a commercialization, sublicense revenues will be subject to further royalty payments.

Commitments related to Rennes University Collaboration Research agreement

On January 31, 2022, the Company entered into a collaboration research agreement with the Rennes University and CNRS in France. This agreement is for the research of Antisense Oligonucleotide (ASO) to modulate gene expressions. As consideration for the research performed by Rennes University and CNRS, Oculis is obligated to pay a non-refundable cost contribution of CHF 0.2 million or EUR 0.2 million. As of December 31, 2024, Oculis paid a contractual non-refundable cost contribution of CHF 0.1 million or EUR 0.1 million. Following completion of the research services, the parties shall sign a commercial agreement based on predefined development and commercial milestone payments and royalties on net sales of licensed products as defined in the collaboration research agreement. Oculis has not reached any milestones or royalties thresholds. If the commercial agreement was signed by the parties and development and commercial milestones were reached, Oculis would be obligated to pay an additional CHF 6.6 million or EUR 7.0 million and royalties ranging from low to mid-single digit percentage on net sales. In case of sublicense revenues, Oculis shall be subject to further royalty payments.

Research and development commitments

The Group conducts product research and development programs through collaborative projects that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of December 31, 2024, commitments for external research and development projects amounted to CHF 32.2 million, compared to CHF 50.5 million as of December 31, 2023, as detailed in the schedule below. The decrease in commitments year over year is primarily due to the progression of several clinical trials during 2024, including DIAMOND-1, DIAMOND-2, RELIEF and ACUITY.

in CHF thousands	As of December 31, 2024	As of December 31, 2023
Within one year	21,933	23,625
Between one and five years	10,232	26,867
Total	32,165	50,492

19. RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation expenses were:

in CHF thousands	For the years ended December 31,
	2024	2023	2022
Salaries, cash compensation and other short-term benefits	4,902	3,067	3,506
Pension expense	398	320	227
Share-based compensation expense	7,480	2,543	535
Total	12,780	5,930	4,268

Salaries, cash compensation and other short-term benefits include social security, board member fees and insurance benefits.

The number of key management individuals reported as receiving compensation in the table above was increased from 6 to 12 for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above increased from 3 to 5 for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

20. FINANCIAL INSTRUMENTS / RISK MANAGEMENT

Categories of financial instruments:

As indicated in Note 3, all financial assets and liabilities are shown at amortized cost, except for warrant liabilities that are held at fair value. The following table shows the carrying amounts of financial assets and liabilities:

in CHF thousands
Financial assets	As of December 31, 2024	As of December 31, 2023
Financial assets - non-current	141	45
Other current assets, excluding prepaids	148	328
Accrued income	629	876
Short-term financial assets	70,955	53,324
Cash and cash equivalents	27,708	38,327
Total	99,581	92,900

in CHF thousands
Financial liabilities	As of December 31, 2024	As of December 31, 2023
Trade payables	5,871	7,596
Accrued expenses and other payables	18,198	5,948
Lease liabilities	1,180	605
Warrant liabilities	19,851	5,370
Total	45,100	19,519

Below is the net debt table of liabilities from financing activities:

in CHF thousands	Preferred shares	Leasing	Warrant liabilities	Total
Net debt as of December 31, 2022	(122,449)	(633)	-	(123,082)
Cashflows	-	200	-	200
Interest calculated on Series B & C shares	(1,266)	-	-	(1,266)
Issuance of warrants	-	-	(2,136)	(2,136)
Fair value (gain)/loss on warrant liability	-	-	(3,431)	(3,431)
Exercise of public and private warrants	-	-	197	197
Addition of US lease	-	(118)	-	(118)
Interest calculated on leases	-	(42)	-	(42)
Indexation for the period	-	(47)	-	(47)
FX revaluation	(1,087)	35	-	(1,052)
Conversion of Legacy Oculis preferred shares into Oculis ordinary shares	124,802	-	-	124,802
Net debt as of December 31, 2023	-	(605)	(5,370)	(5,975)
Cashflows	-	321	-	321
Issuance of warrants	-	-	(294)	(294)
Fair value (gain)/loss on warrant liability	-	-	(15,531)	(15,531)
Exercise of public and private warrants	-	-	1,344	1,344
Addition of Swiss lease	-	(792)	-	(792)
Interest calculated on leases	-	(47)	-	(47)
Indexation for the period	-	(25)	-	(25)
FX revaluation	-	(32)	-	(32)
Net debt as of December 31, 2024	-	(1,180)	(19,851)	(21,031)

Fair values

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income, trade payables and accrued expenses and other payables approximates their fair value.

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

As of December 31, 2024, if the listed price of the warrants had moved by 5.0% with all other variables held constant, the net loss for the period would have been lower/higher by CHF 1 million. As of December 31, 2023, the change would have been CHF 0.3 million.

Foreign currency risks

Since 2020, Oculis has established a presence in the U.S., France and Hong Kong with local currencies in U.S. Dollar (USD), Euro (EUR) and Hong Kong Dollar (HKD), respectively. In 2024, foreign currency risks primarily relate to cash and cash equivalents, short term financial assets, prepaid expenses, trade payables and accrued expenses denominated in U.S. Dollar and Euro, with immaterial amounts recorded in ISK and HKD.

The following table demonstrates the impact of a possible change in USD and EUR against CHF in regard to monetary assets and liabilities denominated in local functional currencies, as well as the impact of foreign currency risk on the Company's consolidated net loss:

in CHF thousands	As of December 31, 2024	For the year ended December 31, 2024	As of December 31, 2023	For the year ended December 31, 2023
Change in rate	Net exposure	Impact on loss	Net exposure	Impact on loss
+5.0% USD	10,272	(514)	21,667	1,083
-5.0% USD	10,272	514	21,667	(1,083)
+5.0% EUR	5,409	270	4,049	202
-5.0% EUR	5,409	(270)	4,049	(202)

Interest rate risk

The Company’s long-term financial debt, which resulted from the issuance of preferred shares bore a deemed interest resulting from the preferred dividend, due under certain circumstances, at a fixed rate of 6.0% per year until their conversion on March 2, 2023 in connection with the Business Combination. The other financial instruments of the Group are not bearing interest and are therefore not subject to interest rate risk.

Hedging activities

There are no hedging activities within the Group.

Credit risk

As of December 31, 2024, the maximum exposure is the carrying amount of the Company’s cash, cash equivalents and short-term financial assets are mainly held with two financial institutions, each with a high credit rating of A+ assigned by international credit-rating agencies. Management focuses on diversification strategies and monitors counterparties’ ratings to minimize exposure.

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

All of the Company’s financial instruments, except for the long-term portion of lease liabilities, are due within one year.

in CHF thousands	As of December 31, 2024	Less than one year	Over one year	As of December 31, 2023	Less than one year	Over one year
Trade payables	5,871	5,871	-	7,596	7,596
Accrued expenses and other payables	18,198	18,198	-	5,948	5,948	-
Lease liability	1,270	353	917	681	210	471
Total	25,339	24,422	917	14,225	13,754	471

Capital management

Since its incorporation, the Group has primarily funded its operations through capital increases, and at the current development stage, the Group frequently raises new funds to finance its projects.

21. LOSS PER SHARE

As a result of the Business Combination, the Company has retroactively restated the weighted average number of outstanding shares prior to March 2, 2023 to give effect to the Exchange Ratio. The following table sets forth the loss per share calculations for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024	2023	2022
Net loss for the period attributable to Oculis shareholders, in CHF thousands	(85,777)	(88,802)	(38,698)

Weighted-average number of shares used to compute loss per share basic and diluted for the period ended December 31, 2022, Legacy Oculis ordinary shares	-		2,989,434
Exchange Ratio	-		1.1432
Weighted-average number of shares used to compute basic and diluted loss per share for the period ended December 31, 2022, Legacy Oculis ordinary shares (as restated)	-		3,417,521
Weighted-average number of shares used to compute basic and diluted loss per share for the periods ended December 31, 2024 and December 31, 2023, Oculis ordinary shares	40,406,551	29,899,651	-

Basic and diluted net loss per share for the period, ordinary shares	(2.12)	(2.97)	(11.32)

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

	2024	2023	2022
Share options and RSUs issued and outstanding	4,911,866	3,096,473	1,762,949
Earnout options	242,666	369,737	-
Share and earnout options issued and outstanding	5,154,532	3,466,210	1,762,949
Restricted shares subject to repurchase	-	98,094	252,880
Earnout shares	2,371,272	3,793,995	-
Public warrants	3,823,364	4,102,397	-
Private warrants	151,699	151,699	-
Blackrock warrants	43,321	-	-
Total	11,544,188	11,612,395	2,015,829

22. SUBSEQUENT EVENTS

In February 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 (CHF 18.01) per share, for total gross proceeds of $100.0 million (CHF 90.1 million). New shares were issued out of the Company’s existing capital band.