Form 20-F
period 2025-12-31
Oculis Holding AG
filed 2026-03-04
CIK 1953530

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual company report: 57,984,438 Ordinary Shares and 2,104,906 Warrants to purchase Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board®	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item17 ☐ Item18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

GENERAL INFORMATION

Unless context otherwise requires, all references in this Annual Report on Form 20-F (the “Annual Report”) to “Oculis,” the “Company,” “we,” “us” and “our” refer to Oculis and, where appropriate, its consolidated subsidiaries. Unless otherwise stated or unless the context otherwise requires, references to “Oculis” or the “Company” are to the registrant named “Oculis Holding AG” and its subsidiaries.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “may,” “might,” “will,” “could,” “would,” “should,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “possible,” “project,” and “predict” and variations of such words and similar expressions are intended to identify the forward-looking statements. Forward-looking statements in this Annual Report may include, for example, statements about:

•
our financial performance;
•
the ability to maintain the listing of our ordinary shares and public warrants on the Nasdaq Global Market and the Nasdaq Iceland Main Market;
•
timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals, as well as commercial outcomes;
•
timing of expected milestones in connection with our in-licensed assets;
•
our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;
•
expected benefits of our business and scientific approach and technology;
•
the potential safety and efficacy of our product candidates;
•
our ability to successfully develop, advance, and partner or commercialize our pipeline of product candidates;
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
•
estimates regarding cash runway, future revenue, expenses, capital requirements, financial condition and need for additional financing;

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
•
the impact of any macroeconomic factors and other global events on our business;
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

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

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
•
We depend significantly on our product candidates,OCS-01, Licaminlimab (OCS-02) and Privosegtor (OCS-05), which we are developing for treatment of multiple diseases. If we are unable to complete the clinical development of any of these product candidates, if we are unable to obtain marketing approvals for any of these product candidates, or if any of these product candidates are approved and we fail to successfully commercialize the product candidate or experience significant delays in doing so, our business will be materially harmed.
•
Our product candidates may cause undesirable side effects or have other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in post-approval regulatory action.
•
The manufacture of Licaminlimab, a biologic, is highly complex, costly and requires substantial lead time to produce.
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
•
Even if we receive marketing approvals for OCS-01, Licaminlimab, Privosegtor, or any future product candidate, we may not be able to successfully commercialize our product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.
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
•
Our rights to develop and commercialize our technology are subject, in part, to the terms and conditions of licenses granted to us by others. In particular, we depend on licenses for development and commercialization rights to Licaminlimab and Privosegtor. If these rights are terminated or we fail to comply with our obligations under these agreements or any other license, collaboration or other agreement, we may be required to pay damages and we could lose intellectual property rights that are necessary for the development and protection of our product candidates.
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

We are a late clinical stage biopharmaceutical company specializing in novel therapeutics to treat ophthalmic, neuro-ophthalmic and neurological diseases. We commenced operations in October 2003 and formed Oculis SA in December 2017, have no products approved for commercial sale and have not generated any revenue from product sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. To date, we have not obtained marketing approval for any product candidates, manufactured a commercial scale product, or conducted sales and marketing activities necessary for successful product commercialization.

Our limited operating history as a company and pre-commercial stage make any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by clinical-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business, financial condition, results of operations and growth prospects may be impaired.

We have incurred significant net losses in each period since our inception and anticipate that we will continue to incur significant and increasing net losses for the foreseeable future.

We have incurred net losses in each reporting period since our inception, including net losses of CHF 99.0 million and CHF 85.8 million for the fiscal years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had accumulated losses of CHF 384.5 million.

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

Our prior losses and expected future losses have had and will continue to have an adverse effect on our shareholders’ deficit and working capital. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause the share price of our ordinary shares to decline.

As of December 31, 2025, we had cash, cash equivalents and short-term financial assets of CHF 213.0 million. We believe that these cash, cash equivalents and short-term financial assets will be sufficient to enable us to fund our current operations for at least the next twelve months.

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

Our ability to generate revenue, alone or with strategic collaboration, and achieve profitability depends significantly on many factors, including:

•
successfully completing research, preclinical, nonclinical and clinical development of our product candidates;
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

Our failure to become and remain profitable could decrease the value of our Company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or continue our operations and cause a decline in the value of our ordinary shares, all or any of which may adversely affect our viability.

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

As of December 31, 2025, we had CHF 213.0 million in cash, cash equivalents and short-term financial assets. Although we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our projected operations through at least the next 12 months, our estimate as to how long we expect our existing cash, cash equivalents and short-term financial assets to fund our operations is based on assumptions that may prove inaccurate, and we could use our available capital resources sooner than we currently expect. In addition, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may need to raise additional funds sooner than we anticipate if we choose to expand more rapidly than we presently foresee.

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

We will continue to incur significant legal, accounting, insurance and other expenses as a result of being a public company with shares listed both on the Nasdaq Global Market in the United States and the Nasdaq Main Market in Iceland (together, “Nasdaq”). The rules implemented by the SEC and Nasdaq in the US, the Financial Supervisory Authority and Nasdaq in Iceland, and Swiss corporate law require us to adhere to certain corporate governance practices, and these requirements may change over time. We expect that ongoing compliance with these laws, rules and regulations will continue to substantially increase our expenses as a result of being a dual-listed public company, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly. These obligations require attention from our executive officers and senior management and could divert their attention away from the day-to-day management of our business. These laws, rules and regulations have made, and we expect will continue to make, it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect to continue to experience a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation, which could adversely impact our business, results of operation, financial condition and the price of our ordinary shares.

We have been and will need to continue to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2025, we had 60 employees. Additionally, we may rely on a number of temporary workers and contractors from time-to-time as needed. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial, legal and other resources. Our management may need to divert a disproportionate amount of our attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. In addition, our success depends on our ability to attract and retain a talented workforce with a specialized set of skills. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of our current and potential future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

Concerns over inflation, geopolitical issues, conflicts such as the Russia-Ukraine war, the U.S. financial markets, foreign exchange rates, the impact of trade policies including the implementation of tariffs, capital and exchange controls, unstable global credit markets and financial conditions, supply chain disruptions and economic issues, have led to periods of significant economic instability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, and increased unemployment rates. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive. In addition, there is a risk that one or more of our current or future service providers, manufacturers, suppliers and other partners could be negatively affected by difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives. We could also be affected by current or future tariffs or other restrictive trade measures between the United States and other countries, and any retaliatory tariffs by those other countries. If our activities, or those of our current or future service providers, manufacturers, suppliers and other partners, fall within the scope of any of these or other tariffs, our costs may increase significantly.

Trade disputes, trade restrictions, tariffs and other geopolitical tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also limit our access to capital, or otherwise negatively impact our business and operations. Ongoing tariff, trade restrictions and macroeconomic uncertainty has and may continue to contribute to volatility in the price of our ordinary shares.

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

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors, for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, and the third parties with whom we work, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and product development programs.

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

In particular, severe ransomware attacks are becoming increasingly prevalent and could lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

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

In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws, and consumer protection laws and regulations that govern the collection, processing, use, disclosure, and protection of health-related and other personal information apply to our operations or the operations of the third parties with whom we work. For example, in the United States, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), imposes among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Entities that are found to be in violation of HIPAA, whether as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the U.S. Department of Health and Human Services (“HHS”), may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Depending on the facts and circumstances, we could be subject to penalties if we violate HIPAA.

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

Further, we are subject to international data protection laws and regulations, including the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”) (collectively, “GDPR”), which applies to health-related and other personal data obtained outside of the United States and imposes strict requirements for collection, control, sharing, disclosure, transfer, use and other processing of the personal data of individuals located in the European Economic Area (“EEA”) and United Kingdom (“UK”), including clinical trial data, as well as potential fines for noncompliant companies. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

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

In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the UK have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. On December 19, 2025, the European Commission renewed an adequacy decision from 2021 permitting flows of personal data between the European Union (“EU”) and the UK to continue without additional requirements. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EU standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

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

The Swiss Federal Act on Data Protection (“DPA”) also applies to the collection and processing of personal data by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The DPA, which was revised along with its ordinances, with effect per September 1, 2023 may lead to an increase in our costs of compliance, risk of noncompliance and penalties for noncompliance.

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

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Compliance with applicable United States and foreign data protection, privacy and security laws, regulations and standards could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our ability, or that of third parties with whom we work, to operate in certain jurisdictions. Each of these constantly evolving laws can also be subject to varying applications and interpretations, which may be inconsistent or conflict among jurisdictions. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations.

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

On July 31, 2025, we entered into an amended and restated agreement for our loan facility (the “Amended Loan Agreement”) with Kreos Capital VII (UK) Limited (“Kreos” or the “Lender”), which are funds and accounts managed by BlackRock, Inc., that replaced the prior loan agreement between the Company and the Lender previously entered into on May 29, 2024. The Amended Loan Agreement is structured to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to the EUR equivalent of CHF 100.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million, which may be made available by the Lender to us if mutually agreed in writing by us and the Lender. See Note 5 of our consolidated financial statements for additional information about the Amended Loan Agreement.

The Amended Loan Agreement contains certain representations and warranties, affirmative covenants, negative covenants, events of default and other provisions and conditions that are customarily required for similar financings. Failure to maintain compliance with covenants under the Amended Loan Agreement would result in an event of default under the Amended Loan Agreement, which could result in enforcement action, including acceleration of amounts due under the Amended Loan Agreement. In the event there is an acceleration of our liabilities under the Amended Loan Agreement as a result of an event of default or otherwise, we may not have sufficient funds or may be unable to arrange for additional financing to repay the liabilities or to make any accelerated payments, and the Lender could seek to enforce security interests in the collateral securing the Amended Loan Agreement, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, our obligations in connection with the Amended Loan Agreement could have additional significant adverse consequences, including, among other things:

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

The success of our business, including our ability to finance and generate revenue in the future, primarily depends on the successful development, regulatory approval and commercialization of OCS-01, Licaminlimab and Privosegtor. The clinical and commercial success of our product candidates depends on a number of factors, including the following:

•
Our innovations to the treatments of ophthalmic, neuro-ophthalmic and neurological diseases are unproven, and we do not know whether we will be able to successfully develop our product candidates targeting these diseases and their symptoms.
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
•
Our business depends on the successful development and commercialization of OCS-01, Licaminlimab, Privosegtor and our other pipeline product candidates. To the extent these pipeline products are not commercially successful, our business, financial condition, and results of operations may be adversely affected.
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
•
The manufacturing of Licaminlimab, a biologic, and certain of our other product candidates is complex and highly regulated, and there are particular risks associated with manufacturing the products to commercial scale, including our reliance on third parties. Therefore, we may not have sufficient quantities of our products or product candidates or such quantities at an acceptable cost, which could delay, prevent or impair the commercialization or development efforts.
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

Our assessment of the potential market opportunity for the product candidates that we develop is based on industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties and our own internal epidemiology and market research studies. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. Similarly, although the studies we have conducted are based on information that we believe to be complete and reliable, we cannot guarantee that such information is accurate or complete. The potential market opportunities of our product candidates are difficult to precisely estimate. Therefore, our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and our own epidemiology studies and market research, which may be based on a small sample size and fail to accurately reflect market opportunities. While we believe that our internal assumptions, the bases of the studies, and research we have conducted are reasonable, no independent source has verified such assumptions or bases. If any of our assumptions or estimates, or these publications, research, surveys or studies prove to be inaccurate, then the actual market for our product candidates may be smaller than we expect, and as a result our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

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

Our future profitability may depend, in part, on our ability to commercialize our product candidates in foreign markets where we lack familiarity with local regulations, environment and procedures and for which we may rely on collaboration with third parties. We are evaluating the opportunities for the development and commercialization of our product candidates in other foreign markets. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our product candidates. To obtain separate regulatory approvals in other countries we may be required to comply with numerous and varying regulatory requirements of such countries regarding the safety and efficacy of our product candidates and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

•
our commercial partners’ ability to obtain reimbursement for our product candidates in foreign markets;
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

OCS-01 is designed to deliver therapeutic drug levels to the retinal tissue by a topical route of administration as an eye drop formulation. There are currently no FDA-approved therapies that treat retinal diseases by a topical route of administration. Our future success partially depends on the successful development of OCS-01 which is based on this novel therapeutic approach. We have not yet obtained marketing approval of any product candidate. In Stage 2 of our DIAMOND-1 and DIAMOND-2 Phase 3 clinical trials in diabetic macular edema (“DME”), OCS-01 may not demonstrate in patients any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of OCS-01.

Our approach to use Licaminlimab for the treatment of dry eye disease (“DED”) in patients identified with a biomarker is unproven, and we do not know whether we will be able to successfully confirm the role of the biomarker and successfully develop Licaminlimab.

Licaminlimab is in development for treating ophthalmic diseases including DED. One of our strategies for Licaminlimab is also to develop it for patients identified with a biomarker to predict patients that may respond well to Licaminlimab treatment. There are currently no FDA-approved therapies that treat DED using this “precision medicine” approach. If we choose to utilize this biomarker strategy, then our future success partially depends on the successful development of both Licaminlimab and a companion diagnostic for the biomarker and our ability to demonstrate that patients with that biomarker are likely to respond well to Licaminlimab treatment. We have not yet demonstrated efficacy and safety for Licaminlimab or any other product candidates in patients with or without a biomarker in a pivotal trial or obtained marketing approval for any of our product candidates. The registrational trial for Licaminlimab, PREDICT-1, may not demonstrate in patients with or without the biomarker any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of Licaminlimab.

Our approach to the treatment of optic neuropathies and other neuro-ophthalmic diseases with Privosegtor is unproven, and we do not know whether we will be able to successfully develop Privosegtor.

Privosegtor is intended to prevent or reverse nerve damage (“neuroprotection”) in neuro-ophthalmic and neurological diseases in which patients lose vision due to nerve damage. There are currently no FDA-approved therapies that treat ophthalmic diseases in this “neuroprotective” way. Our future success partially depends on the successful development of Privosegtor which is based on this novel therapeutic approach. Although Privosegtor demonstrated its potential as a novel neuroprotective product candidate in optic neuritis (“ON”) in the positive Phase 2 ACUITY trial results announced in January 2025, we have not yet demonstrated efficacy and safety for Privosegtor in a pivotal trial. In our PIONEER clinical trials, Privosegtor may not demonstrate in patients any or all of the pharmacological benefits we believe it may possess. If we are unsuccessful in our development efforts, we may not be able to advance the development and commercialization of Privosegtor.

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

We depend significantly on our product candidates, OCS-01, Licaminlimab, and Privosegtor, which are being developed for the treatment of multiple diseases. If we are unable to complete the development of any of these product candidates, if we are unable to obtain marketing approvals for any of these product candidates, or if any of these product candidates are approved and we fail to successfully commercialize the product candidate or experience significant delays in doing so, our business will be materially harmed.

We depend significantly on the success of OCS-01, which we are developing for the treatment of patients with DME, Licaminlimab, which we are developing for the treatment of DED, and Privosegtor, which we are initially developing for the treatment of ON and NAION.

To date, we have invested a significant portion of our efforts and financial resources in the development of OCS-01 for the treatment of patients with DME. Despite consultation with regulatory agencies, no assurance can be provided that the FDA or non-U.S. regulatory agencies would consider the Phase 3 DIAMOND clinical trials to be sufficient to serve as the basis for approval in DME, with such a final determination only made by the FDA or non-U.S. regulatory agencies following review of the NDA.

We cannot accurately predict when or if any of our product candidates will prove effective or safe in humans or whether these product candidates will receive marketing approval. Our ability to generate product revenues sufficient to achieve profitability will depend heavily on our obtaining marketing approval for and commercializing OCS-01, Licaminlimab and Privosegtor.

The success of OCS-01, Licaminlimab, Privosegtor, and other product candidates will depend on many factors, including:

•
successfully and timely completing preclinical studies, nonclinical studies and clinical trials that demonstrate to the satisfaction of the FDA, the European Medicines Agency (“EMA”), the European Commission, or comparable non-U.S. regulatory agencies that our product candidates are safe and effective for any of their proposed indications;
•
the scope of the label that may be approved by applicable regulatory agencies, including the specific indication for which the product may be approved;
•
whether we are required by the FDA or similar non-U.S. regulatory agencies to conduct additional studies beyond those planned to support the approval and commercialization of OCS-01, Licaminlimab and Privosegtor;
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

The results of previous clinical trials may not be predictive of future results, and the results of our current and planned clinical trials and any required nonclinical studies may not satisfy the requirements of the FDA or non-U.S. regulatory agencies.

The results from the prior preclinical studies and clinical trials for OCS-01, Licaminlimab and Privosegtor may not necessarily be predictive of the results of future clinical trials. Even if we are able to complete our planned clinical trials of our product candidates according to our current development timelines, the results from our prior clinical trials of our product candidates may not be replicated in these future trials. Many companies in the pharmaceutical and biotechnology industries (including those with greater resources and experience than us) have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless have failed to obtain FDA or non-U.S.-regulatory authority approval. If we fail to produce positive results in our clinical trials of any of our product candidates, the development timelines, regulatory approvals and commercialization prospects for our product candidates, as well as our business and financial prospects, would be adversely affected. For example, in May 2023, we announced topline data for Stage 1 of the DIAMOND Phase 3 clinical trial of OCS-01 in DME. Although OCS-01 met the primary and secondary endpoints in Stage 1 of the DME trial with robust statistical significance, there is no guarantee that these results will be replicated in Stage 2, which is the pivotal part of the trial. Similarly, in January 2025, we announced topline data in our Phase 2 ACUITY trial of Privosegtor in ON. Although Privosegtor met the primary safety endpoint and key secondary efficacy endpoints, there is no guarantee that these results will be replicated in our PIONEER development program.

We also may be required by the FDA or non-U.S. regulatory agencies to conduct nonclinical studies to support marketing applications. For example, Privosegtor is a new molecular entity (“NME”) and as such, we are required to conduct, and have begun conducting, nonclinical studies to support a potential future marketing application. These nonclinical studies may yield unexpected safety, toxicology or pharmacology findings that could prompt regulators to request additional data, impose new requirements or delay review of or negatively impact our submission. Any inability to complete these nonclinical studies on our planned timelines or the emergence of any unforeseen results could adversely affect our ability to obtain marketing approval for the product candidate. Even at advanced stages of development, regulatory agencies may determine that our nonclinical package is insufficient, which could lead to substantial delays, increased costs or the need for further studies before commercialization, or could result in failing to achieve marketing authorization altogether.

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

Some of our clinical data results come from previous trials of less than 100 patients each, including a Phase 2a clinical trial of Licaminlimab for the treatment of DED and the Phase 2 ACUITY trial of Privosegtor, making it difficult to predict whether the favorable results from such trials will be repeatable in larger, more advanced clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We cannot assure you that the FDA or non-U.S. regulatory agencies would consider our completed and planned clinical trials and any required nonclinical studies used for an NDA submission or comparable foreign submissions to be sufficient to serve as the basis for approval of our product candidates for any indication. Even if the results of future Phase 3 clinical trials are positive, the FDA and non-U.S. regulatory agencies retain broad discretion in evaluating the results of our clinical trials and in determining whether the results demonstrate that our product candidates are safe and effective. If we are required to conduct clinical trials or nonclinical of our product candidates in addition to those we have planned prior to approval, we will need substantial additional funds, and cannot assure you that the results of any such trials or studies will be sufficient for approval.

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

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any product candidate that we may develop, including:

•
clinical trials of our product candidates may not produce statistically significant, conclusive, or anticipated results, and we may decide, or regulators may require us, to conduct additional clinical trials, amend product development programs, or abandon product development programs entirely;
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
•
regulators, institutional review boards (“IRBs”), or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
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

Regulatory agencies, IRBs, ethics committees or data safety monitoring boards may, at any time, recommend the temporary or permanent discontinuation of our clinical trials, request that we vary clinical trials or cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Clinical trials must be conducted in accordance with Good Clinical Practices (“GCPs”) and other applicable non-U.S. regulatory authority guidelines. Clinical trials are subject to oversight by the FDA, non-U.S. regulatory agencies, IRBs and ethics committees at the study sites where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced in accordance with applicable current good manufacturing practices. Clinical trials may be placed on a full or partial clinical hold by the FDA, non-U.S. regulatory agencies, or us for various reasons, including, but not limited to: deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols; deficiencies in the clinical trial operations or trial sites; deficiencies in the trial designs necessary to demonstrate efficacy; fatalities or other adverse effects arising during a clinical trial due to medical problems that may or may not be related to clinical trial treatments; the product candidates may not appear to be more effective than current therapies; or the quality or stability of the product candidates may fall below acceptable standards.

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

Any additional serious adverse events (“SAEs”) could result in the FDA or non-U.S. regulatory agencies delaying our clinical trials or denying or delaying clearance or approval of a product. Even though an adverse effect may not be the result of the failure of our drug candidate, the FDA, non-U.S. regulatory agency, IRB or ethics committee could delay or halt a clinical trial for an indefinite period of time while an adverse effect is reviewed, and likely would do so in the event of multiple such events. Any delay or termination of our current or future clinical trials as a result of the risks summarized above, including delays in obtaining or maintaining required approvals from IRBs, or positive opinions from ethics committees, delays in patient enrollment, the failure of patients to continue to participate in a clinical trial, and delays or termination of clinical trials as a result of protocol modifications or adverse effects during the trials, may cause an increase in costs and delays in the submission of any NDAs to the FDA, or comparable foreign submissions to non-U.S. regulatory agencies, delay the approval and commercialization of our products or result in the failure of the clinical trial, which could adversely affect our business, financial condition, results of operations and growth prospects. Lengthy delays in the completion of clinical trials of our products would adversely affect our business and prospects and could cause us to cease operations.

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

Unforeseen side effects varying in severity (from minor reactions to death) and frequency (infrequent or prevalent) from OCS-01, Licaminlimab or Privosegtor could arise either during clinical development or, if approved, after marketing. Undesirable side effects could cause us, any partners with which we may collaborate, or regulatory agencies to interrupt, extend, modify, delay or halt clinical trials and could result in a more restrictive or narrower label or the delay or denial of regulatory approval by the FDA or comparable foreign agencies.

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

If OCS-01, Licaminlimab or Privosegtor or any of our other product candidates are associated with SAEs or other undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the SAEs, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

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

If any of our product candidates receives approval, regulatory agencies, including the FDA and other non-U.S. regulatory agencies, will require that we regularly report certain information, including information about adverse events that may have caused or contributed by those products. The timing of adverse event reporting obligations would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA or other regulatory agencies could take action that may include criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or suspension of market approval, and delay in approval or clearance of future products.

Interim, topline and preliminary data from our clinical trials may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions may be subject to change following a more comprehensive review of the data. We also may use assumptions and estimates as part of our preliminary analyses of the data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Topline data also remain subject to audit and verification procedures before they can be finalized. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. For example, we may report interim analyses of only certain endpoints of the clinical trial, rather than all of the endpoints. Additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our ordinary shares. Further, investors may not agree with what we determine is the material or otherwise appropriate information to include in our public disclosures, and any information we determine not to disclose may ultimately be deemed significant by us or, if subsequently disclosed, by investors, with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. Further, others, including regulatory agencies and investors may not accept our conclusions regarding such preliminary or interim analyses, which could impact the value of a particular program or the approval or commercialization of the particular product candidate, or result in volatility in the price of our ordinary shares.

The topline results that we report may differ significantly from the final results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. As a result, topline and interim data from clinical trials are subject to the risk that one or more of the reported clinical outcomes may materially change, and should be viewed with caution until the final data are available. For example, in June 2024, we announced topline data for our Phase 2b RELIEF clinical trial of Licaminlimab in DED and in January 2025, we announced topline results from the Phase 2 ACUITY proof-of-concept clinical trial of Privosegtor in ON and NAION. These topline results may differ from the final results of the RELIEF and ACUITY trials. As a result, topline and interim data from clinical trials are subject to the risk that one or more of the reported clinical outcomes may materially change, and should be viewed with caution until the final data are available. If the preliminary or topline data that we report differ from the final results, or if others, including regulatory agencies, disagree with our conclusions, then our ability to obtain approval for, and to successfully commercialize our product candidates may be harmed, which could materially affect our business, financial condition, results of operations and growth prospects.

We may encounter substantial delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an IND, or a clinical trial application (“CTA”), will result in the FDA or comparable non-U.S. regulatory agencies, or any other regulatory authority as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful.

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
•
imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an investigational new drug (“IND”) or amendment, CTA or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of our clinical trial operations or study sites; developments on trials conducted by competitors for related technology that raises FDA, or comparable non-U.S. regulatory agencies, or any other regulatory authority concerns about risk to patients of the technology broadly; or if the FDA, national competent agencies of EU member states, National Medical Products Administration (“NMPA”), or any other regulatory authority finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;
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

We rely on, and expect to continue to rely on, third-party CROs to conduct and oversee our clinical trials and other aspects of product development. We also expect to rely on various medical institutions, clinical investigators and contract laboratories to conduct our trials in accordance with our clinical protocols and applicable regulatory requirements, including the FDA’s regulations and good clinical practice, or GCP requirements, and equivalent non-U.S. and international standards, which are international standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and national, supranational, and state regulations governing the handling, storage, security and recordkeeping for drug and biologic products. These CROs and other third parties are expected to play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. We expect to rely heavily on these parties for the execution of our clinical trials and preclinical studies and will control only certain aspects of their activities. We and our CROs and other third-party contractors will be required to comply with GCP and good laboratory practice (“GLP”), requirements, which are regulations and guidelines enforced by the FDA and comparable non-U.S. regulatory agencies. Regulatory agencies enforce these GCP and GLP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP and GLP requirements, or reveal noncompliance from an audit or inspection, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other comparable non-U.S. regulatory agencies may require us to perform additional clinical trials before approving our or our partners’ marketing applications. We cannot provide assurance that upon inspection by a given regulatory authority, such regulatory authority will determine whether or not any of our clinical or preclinical trials comply with applicable GCP and GLP requirements. In addition, our clinical trials generally must be conducted with product produced under current good manufacturing practice (“cGMP”) regulations. Our failure to comply with these regulations and policies may require us to repeat or terminate clinical trials, which would delay the regulatory approval process, and adversely affect our operations.

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

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP regulations and adherence to commitments made in any marketing authorization application

(“MAA”). Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

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

In order to conduct clinical trials of our product candidates, or supply commercial products, if approved, we need to manufacture them in small and large quantities. The manufacturing processes for Privosegtor and Licaminlimab have never been tested at commercial scale, and the process validation requirement (the requirement to consistently produce the active pharmaceutical ingredient used in these drug candidates in commercial quantities and of specified quality on a repeated basis and document our ability to do so) for each of OCS-01, Licaminlimab and Privosegtor has not yet been satisfied. Our manufacturing partners may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of our product candidates may be delayed or become infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business. The same risks would apply to any internal manufacturing facilities, should we in the future decide to build internal manufacturing capacity.

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

The manufacture of Licaminlimab, a biologic, is highly complex, costly and requires substantial lead time to produce.

Manufacturing Licaminlimab, a biologic, involves complex processes, including developing cells or cell systems to produce the biologic, growing large quantities of such cells, and harvesting and purifying the biologic produced by them. These processes require specialized facilities, highly specific raw materials and other production constraints. As a result, the cost to manufacture a biologic is generally far higher than traditional small molecule chemical compounds, and the biologics manufacturing process is less reliable and is difficult to reproduce. Because of the complex nature of this product candidate, we need to oversee manufacture of multiple components that require a diverse knowledge base and specialized personnel.

Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as Licaminlimab generally cannot be adequately characterized prior to manufacturing the final product. As a result, an assay of the finished product is not sufficient to ensure that the product will perform in the intended manner. Accordingly, we expect to employ multiple steps to attempt to control our manufacturing process to assure that the process works and the product or product candidate is made strictly and consistently in compliance with the process.

Manufacturing biologics is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, improper storage or transfer, inconsistency in yields and variability in product characteristics. Even minor deviations from normal manufacturing, distribution or storage processes could result in reduced production yields, product defects and other supply disruptions. Some of the raw materials required in our manufacturing process are derived from biological sources. Such raw materials are difficult to procure and may also be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates could adversely impact or disrupt commercialization. Production of additional drug substance and drug product for Licaminlimab may require substantial lead time. In the event of significant product loss and materials shortages, we may be unable to produce adequate amounts of our product candidates or products for our operational needs, which would materially adversely affect our business, financial condition and results of operations.

Further, as product candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials. We and our third-party manufacturing partner are engaged in efforts to reduce the expected costs for Licaminlimab. In the future, if the proposed manufacturing plans to reduce Licaminlimab costs do not succeed when producing Licaminlimab at commercial scale, we may not be able to proceed with Licaminlimab commercialization, if approved.

Any of the foregoing could potentially materially adversely affect our business, financial condition, results of operations and growth prospects.

Risks related to our future commercialization activities

Even if a product candidate obtains regulatory approval, it may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

The commercial successes of OCS-01, Licaminlimab or Privosegtor, if approved, will depend significantly on attaining broad adoption and use of the products by physicians and patients for approved indications, and any of these product candidates may not be commercially successful even if shown to be effective in clinical trials. The degree and rate of physician and patient adoption of a product, if approved, will depend on a number of factors, including but not limited to:

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

Even if we receive marketing approvals for OCS-01, Licaminlimab, Privosegtor, or any future product candidate, we may not be able to successfully commercialize our product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.

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

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. For example, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

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

•
the inability of sales personnel to obtain access to physicians or educate adequate numbers of physicians about any future approved products;

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

The DME market is already served by multiple approved products, such as ranimizumab, aflibercept, brolucizumab, faricimab vascular endothelial growth factor (“VEGF”) inhibitors as well as dexamethasone and fluocinolone acetonide intravitreal implants. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. This, as well as the introduction of biosimilars or generics, may make it difficult to educate these parties on the benefits of switching to OCS-01. Companies that we are aware are commercializing or are developing therapeutics for DME include large companies with significant financial resources, such as Roche (Genentech), Novartis, Bayer, Regeneron, Abbvie (Allergan), Boehringer Ingelheim and ANI Pharmaceuticals, among others. In addition, OCS-01 will compete with the current status quo practice of treating DME, which is often observing and not treating milder patients before they often progress to invasive treatments.

The DED market is already served by multiple approved products, such as cyclosporine ophthalmic emulsion and solution, lifitegrast ophthalmic solution, loteprednol etabonate ophthalmic suspension, varenicline solution and perfluorohexyloctane ophthalmic solution. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. This, as well as the emerging development of generics, may make it difficult to educate these parties on the benefits of switching to Licaminlimab. Companies that we are aware are commercializing or are developing therapeutics for DED include large companies with significant financial resources, such as Abbvie (Allergan), Bausch + Lomb, Alcon, Sun Pharmaceuticals, Harrow and Viatris, among others. In addition, over the counter products are currently available for the treatment of DED which may impact sales of our products.

There are no currently approved neuroprotective treatments for Optic Neuritis and NAION with significant unmet needs remaining. Companies that we are aware, and which are commercializing or developing therapeutics for neuro-ophthalmic disorders, include some with significant financial resources such as Amgen and Dompé, among others.

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

In addition, our ability to compete may be affected in many cases by insurers or other third-party payors, including Medicare and equivalent foreign health insurance programs, seeking to encourage the use of generic or biosimilar products. For example, a generic version of Restasis® to treat DED received FDA approval and was launched in 2022. Generic products are generally offered at lower prices than branded products, and consequently, after the introduction of a generic competitor, a significant percentage of the sales of any branded product may be lost to the generic product. Accordingly, competition from generic products could have a material adverse impact on our ability to successfully commercialize Licaminlimab for DED or any other product candidate or indication, if approved, or negatively impact sales or pricing of our products or our ability to gain market acceptance or market share.

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

Our rights to develop and commercialize our technology are subject, in part, to the terms and conditions of licenses granted to us by others. In particular, we depend on licenses for development and commercialization rights to Privosegtor and Licaminlimab. If these rights are terminated or we fail to comply with our obligations under these agreements or any other license, collaboration or other agreement, we may be required to pay damages and we could lose intellectual property rights that are necessary for the development and protection of our product candidates.

We currently and may in the future license from third parties certain intellectual property relating to current and future product candidates. For example, we are party to various license agreements, including with Accure and Novartis, that we depend on for rights to Privosegtor and Licaminlimab, respectively. These agreements impose, and other potential agreements we may enter into with third parties may impose, diligence, development and commercialization timelines and milestone payment, royalty, insurance and other obligations on us. Under the Novartis Agreement (as defined below) and Accure Agreement (as defined below), for example, we are obligated to make payments to the counterparty upon us achieving certain development or commercialization milestones and to make royalty payments to Accure and Novartis on net product sales of Privosegtor and Licaminlimab, respectively.

We also have diligence and development obligations under the Novartis Agreement and Accure Agreement. Generally, these diligence obligations require us to use commercially reasonable efforts to develop, manufacture, seek regulatory approval for and commercialize the licensed products. If we fail to comply with our obligations under current or future license agreements, use the licensed intellectual property in an unauthorized manner or otherwise breach a license agreement, our counterparties may have the right to terminate these agreements, in which event we might not have the rights or the financial resources to develop, manufacture or market any licensed product that is covered by these agreements. Future counterparties also may have the right to convert an exclusive license to non-exclusive in the territory in which we fail to satisfy our diligence obligations, which could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, seek alternative sources of financing or cause us to lose our rights under these agreements, including our rights to Privosegtor, Licaminlimab or other important intellectual property or technology. Any of the foregoing could prevent us from commercializing Privosegtor or Licaminlimab or cause a competitor to gain access to the licensed technology, which could have a material adverse effect on our operating results and overall financial condition.

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

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our licensors will be successful in protecting our product candidates by obtaining, maintaining, enforcing and defending patents. These risks and uncertainties include the following:

•
the U.S. Patent and Trademark office (“USPTO”), and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;
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

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing product candidates, programs or intellectual property could be diminished. Accordingly, the market price of our ordinary shares may decline. Such announcements could also harm our reputation or the market for future products, which could have a material adverse effect on our business.

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

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our ordinary shares.

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

Further, development of a company’s product candidates and/or regulatory approval may be impacted or delayed by events beyond our control. For example, our competitors may file citizens’ petitions with the FDA in an attempt to persuade the FDA that our product candidates, or the clinical trials that support their approval, contain deficiencies. Such actions by our competitors could delay or even prevent the FDA from approving any of our NDAs or biologics license applications (“BLAs”).

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

For example, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (or collectively, the “ACA”), substantially affects the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. There have been extensive judicial, Congressional and executive branch challenges to certain aspects of the ACA, as well as efforts and proposals to revise or repeal the law and its application, to control the prices at which pharmaceutical products are sold, and to implement other healthcare reform measures. For example, on July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.

Additional health reform measures may continue and affect our business in unknown ways. The current administration is pursuing policies to reduce regulations and expenditures across government including at the U.S. Department of Health and Human Services (“HHS”), the FDA, the Centers for Medicare & Medicaid Services (“CMS”), and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct to consumer platform (“TrumpRx”), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1)

directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again (“MAHA”) Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact "The Great Healthcare Plan," to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager (“PBM”) payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could materially and adversely affect our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

We expect that healthcare reform measures that have been adopted, or may be adopted in the future, could result in more rigorous healthcare insurance coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

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

In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or at the EU member state level may result in significant additional requirements or obstacles that may increase our operating costs. In many EU member states, healthcare budgetary constraints have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. This could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. Moreover, in the European Union, some EU member states may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product to currently available therapies. This Health Technology Assessment (“HTA”), which is currently governed by the national laws of the individual EU member states, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal product will often influence the pricing and reimbursement status granted to these products by the competent agencies of individual EU member states. On December 15, 2021, the Health Technology Regulation (“HTA Regulation”), was adopted. The HTA Regulation is intended to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. The HTA Regulation, which began to apply on January 12, 2025, through a phased implementation, is intended to harmonize the clinical benefit assessment of HTA across the European Union.

In addition, on December 11, 2025, the European Commission, the Parliament and the European Council reached a political agreement on a comprehensive overhaul of EU pharmaceutical legislation (the “Pharma Package”). The reform has been under negotiation since the European Commission submitted its proposal in April 2023. This package - comprised of a new directive and regulation to replace existing legislation – aims to modernize the EU framework. The political agreement is still subject to formal approval by the European Parliament and Council. If approved in the form proposed, the Pharma Package will, among other changes, reduce the baseline market protection period by one year, with limited opportunities for extensions; reshape the incentives regime for orphan medicinal products; and expand the Bolar exemption. A decrease in data and market exclusivity opportunities for our product candidates in the EU could make them open to generic or biosimilar competition earlier than is currently the case with a related reduction in reimbursement status. We cannot be sure whether additional legislative changes will be enacted, or whether FDA, European Union, or other jurisdictions’ regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by, for example, United States Congress of the FDA approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

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

We received orphan drug designation from the FDA and the European Commission for Privosegtor for the treatment of optic neuritis. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition. A similar regulatory scheme governs approval of orphan product candidates by the European Commission in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission (as applicable) from approving another marketing authorizations application for another similar product candidate for the same orphan therapeutic indication for that time period. The applicable period is seven years in the United States and ten years in the European Union (which can be extended to 12 years if the sponsor complies with an agreed upon pediatric investigation plan). The exclusivity period in the European Union can be reduced to six years if at the end of the fifth year it is determined that a product no longer meets the criteria for orphan designation, including if the product is sufficiently profitable so that market exclusivity is no longer justified.

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

Breakthrough Therapy designation from the FDA may not lead to a faster development or regulatory review and does not assure ultimate approval.

We have received Breakthrough Therapy designation from the FDA for Privosegtor for the treatment of ON. FDA may grant Breakthrough Therapy designation to a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life‑threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For drugs that have been designated as breakthrough therapies, prioritized interaction and communication between the FDA and the sponsor can help to identify the most efficient path for clinical development. The receipt of Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, the FDA may later revoke Breakthrough Therapy designation.

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

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU member states’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU legislation, the details are governed by regulations in individual EU member states and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (“SmPC”), as approved by the competent agencies in connection with a marketing authorization. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in all EU member states. The competent regulatory agencies of the EU member states actively enforce the laws and regulations governing promotion of medicinal products. If we are found to have undertaken improper promotional activities we may be subject to significant civil, criminal and administrative penalties, as well as reputational harm, which could materially adversely affect our business, financial condition, results of operations and growth prospects.

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
•
HIPAA prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
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
•
HIPAA, as amended by HITECH and their implementing regulations, also imposes obligations, including mandatory contractual terms, on “covered entities,” including certain healthcare providers, health plans, healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, as well as analogous state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
•
Foreign equivalents to the above-mentioned rules.
•
Certain state and local jurisdictions require certain regulatory licenses to manufacture or distribute pharmaceutical products commercially and/or the registration of pharmaceutical sales representatives. State and foreign laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Some state and foreign laws require biotechnology companies to report information on the pricing of certain drug products. State, federal and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

•
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

We may conduct clinical trials in countries other than the United States. In addition, we have entered into a license agreement with Accure, a biotechnology company headquartered in Barcelona, Spain. Our business activities are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and similar anti-bribery or anti-corruption laws, regulations or rules of Switzerland and other countries in which we operate. Anti-corruption laws, including the FCPA, generally prohibit offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, potentially including officials of foreign governments. Additionally, although none of our product candidates is yet approved for sale in any country, in many countries other than the U.S., the healthcare providers who prescribe pharmaceuticals like our product candidates are employed by their government, and the purchasers of pharmaceuticals are government entities. Therefore, any future dealings by us with these prescribers and purchasers may be subject to regulation under the FCPA and other applicable anti-corruption laws.

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

The Swiss rules that require investors to disclose their interest in a company if they reach, exceed or fall below certain ownership thresholds only applies to issuers that have a listing (including a secondary listing) for their equity securities in Switzerland. Since our ordinary shares are listed exclusively on the United States Nasdaq Global Market and the Nasdaq Iceland Main Market, the disclosure obligations regarding major shareholdings according to art. 120 of the Swiss Financial Markets Infrastructure Act and its implementing provisions do not apply to us. Likewise, the Swiss takeover regime does not apply to us. In particular, the duty to make a mandatory bid offer for all outstanding listed equity securities of a company by any person or group of persons that acquires more than one third of a company’s voting rights does not apply to us. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our ordinary shares are listed exclusively on the United States Nasdaq Global Market and the Nasdaq Iceland Main Market, are not applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

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

Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company that shareholders may consider favorable, including transactions in which its shareholders may receive a premium for their shares. Our articles of association include provisions that:

•
in certain cases, allow our board of directors to place such number of new ordinary shares corresponding to up to 27,266,837 ordinary shares (capital band) and to place rights to acquire such number of new shares corresponding to up to an additional 6,750,000 of new ordinary shares (conditional capital for bonds and similar debt instruments) respectively, of the expected outstanding share capital, with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
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

All Swiss cantons, including the Canton of Zug and the Canton of Vaud, have abolished the cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in Zug, Canton of Zug and Lausanne, Canton of Vaud, can change from time to time. The standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2025 in Zug, Canton of Zug will be approximately 11.9% and in Lausanne, Vaud will be approximately 14.7%.

We urge our shareholders to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding our ordinary shares.

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

We have and will continue to incur significant legal, accounting and other expenses. As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. As a company listed on the Nasdaq Iceland Main Market, we are subject to reporting requirements under various Icelandic laws, including those implementing EU legislation. This includes, but is not limited to, Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, on market abuse (“MAR”) and the Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (the “Transparency Directive”). Our management and other personnel have and will need to devote a substantial amount of time to these reporting compliance initiatives. Moreover, we expect that compliance with these rules and regulations will continue to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. As we are no longer an “emerging growth company” as of December 31, 2025, as defined in Section 2(a) of the Securities Act, these expenses may increase even more as we implement the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. For example, we expect these rules and regulations will continue to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or executive committee.

The market price and trading volume of our ordinary shares and warrants may be volatile and could decline significantly, and may make it more difficult for you to sell your ordinary shares.

The United States Nasdaq Global Market, on which our ordinary shares and warrants are listed under the symbols “OCS” and “OCSAW,” respectively, and the Nasdaq Iceland Main Market on which our ordinary shares trade under the symbol “OCS,” have from time to time experienced significant price and volume fluctuations. The market price of our ordinary shares and warrants may be volatile and could decline significantly. Generally, securities of biopharmaceutical companies tend to be volatile and experience significant price and volume fluctuations.

In addition, the trading volume in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. The average trading volume of our ordinary shares traded per day from January 1, 2025 to December 31, 2025 on the Nasdaq Global Market was approximately 58,114 shares per day. The average trading volume of our ordinary shares can be very sporadic and may impair the ability of holders of our ordinary shares to sell their shares at the time they wish to sell them or at a price that they consider reasonable. A low trading volume may also reduce the fair market value of our ordinary shares. Also, due to the low volume of shares traded on any trading day, persons buying or selling in relatively small quantities may easily influence prices of our ordinary shares. Accordingly, there can be no assurance that the price of our ordinary shares will reflect our actual value. There can be no assurance that the daily trading volume of our ordinary shares will increase or improve.

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

Our ordinary shares are listed on the United States Nasdaq Global Market and on the Nasdaq Iceland Main Market. The trading of our ordinary shares in these markets takes place in different currencies (U.S. dollars on Nasdaq Global Market and Icelandic Krona on Nasdaq Iceland Main Market), at different times (resulting from different time zones, different trading days and different public holidays in the United States and Iceland) and with different settlement mechanics. The trading prices of ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of ordinary shares on Nasdaq Iceland Main Market could cause a decrease in the trading price of ordinary shares on Nasdaq Global Market and vice versa. Investors could seek to sell or buy ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and ordinary shares available for trading on the other exchange. Further, the dual listing of ordinary shares may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for ordinary shares in the United States.

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

As a dual-listed Swiss company listed on Nasdaq Iceland Main Market and Nasdaq Global Market, we are subject to reporting requirements discussed above as well as certain other applicable requirements under Swiss law, U.S. law and Icelandic law, including, but not limited to:

Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, on market abuse, as amended, as implemented into Icelandic law with Act No. 60/2021 (“MAR”). MAR imposes specific requirements on Oculis, members of the Board and management, as well as persons closely associated with members of the Board and management, including (i) public disclosure of inside information, (ii) procedural requirements on both the disclosing participant and the receiving participant related to market soundings, (iii) requirements to draw up and maintain insider lists, and (iv) requirements that persons within Oculis that discharge managerial responsibilities and persons closely associated with them notify Oculis and the Financial Supervisory Authority of the Central Bank of Iceland of any transactions relating to shares or any debt instruments of Oculis or to derivatives or other financial instruments linked thereto, and Oculis shall in turn disclose the information to the public.

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

We have issued and expect to continue to issue additional ordinary shares, including under our equity incentive plan. Any such issuances would dilute the interest of our shareholders and likely present other risks.

We have issued and expect to continue to issue a substantial number of ordinary shares, including under our Stock Option and Incentive Plan Regulation 2023 (the “2023 Plan”).

Ordinary shares reserved for future issuance under the 2023 Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The aggregate number of ordinary shares reserved for issuance under the 2023 Plan is 12,480,000 ordinary shares. As of December 31, 2025, we had awards issued and outstanding covering 6,171,582 ordinary shares.

Any such issuances of additional ordinary shares or securities convertible into ordinary shares:

•
may significantly dilute the equity interests of our investors;
•
may subordinate the rights of holders of our ordinary shares if securities are issued with rights senior to those afforded to our ordinary shares; and
•
may adversely affect prevailing market prices for our ordinary shares.

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

Our BCA Public Warrants, BCA Private Warrants and Amended BlackRock Warrant are exercisable for our ordinary shares, the exercise of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As a result of the Business Combination being consummated, outstanding BCA Public Warrants and BCA Private Warrants to purchase an aggregate of 4,403,294 ordinary shares became exercisable on April 2, 2023. The exercise price of these Warrants is $11.50 per ordinary share, or approximately $50.6 million, assuming none of the Warrants are exercised through “cashless” exercise. As of December 31, 2025, 2,045,596 BCA Public Warrants and BCA Private Warrants remained outstanding. On July 31, 2025, as additional consideration for our existing loan facility with Kreos, we entered into an amended warrant with Kreos Capital VII Aggregator SCSp, an affiliate of Kreos (the “Amended BlackRock Warrant”). The Amended BlackRock Warrant may be exercised to purchase up to 494,259 ordinary shares, subject to vesting, at a price per ordinary share equal to $12.17 with respect to 361,011 ordinary shares from the prior warrant agreement, and $18.64 with respect to the remaining 133,248 ordinary shares. As of December 31, 2025, the Amended BlackRock Warrant is exercisable for 59,310 ordinary shares. To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market.

We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our ordinary shares. On December 31, 2025, the last reported closing price of our ordinary shares on Nasdaq Global Market was $19.97 per share and the last reported closing price of our BCA Public Warrants was $8.56 per warrant. Because the recent trading price for our ordinary shares is greater than the exercise price of our outstanding warrants, we believe the holders of our warrants are likely to exercise their warrants to purchase our ordinary shares. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of ordinary shares. However, if the warrants are not exercised prior to their expiration, they may expire worthless.

The BCA Public Warrants and BCA Private Warrants may expire worthless and the terms of the BCA Public Warrants may be amended in a manner adverse to a holder if holders of at least 50.0% of the then outstanding BCA Public Warrants approve of such amendment.

The exercise price for our BCA Public Warrants and BCA Private Warrants is $11.50 per ordinary share. We believe the likelihood that warrant holders will exercise their BCA Public Warrants and BCA Private Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our ordinary shares. If the trading price for our ordinary shares is less than $11.50 per ordinary share, we believe warrant holders will be unlikely to exercise their Warrants. Because the recent trading price for our ordinary shares is greater than $11.50 per ordinary share, we believe holders of our BCA Public Warrants and BCA Private Warrants are likely to exercise their warrants. However, if the BCA Public Warrants and BCA Private Warrants remain unexercised prior to their expiration, they may expire worthless.

The BCA Public Warrants and BCA Private Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and EBAC, and were assumed by us at the time of the Closing, pursuant to a warrant assignment, assumption and amendment agreement by and between us, EBAC, and Continental Stock Transfer & Trust Company. Continental Stock Transfer & Trust Company is currently the warrant agent. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity, correct any defective provision or correct any mistake, amend the definition of “Ordinary Cash Dividend” or add or change any provisions with respect to matters or questions arising under the warrant as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the warrant holders, but requires the approval by the holders of at least 50.0% of the then-outstanding BCA Public Warrants to make any change that adversely affects the interests of the registered holders of BCA Public Warrants. Accordingly, we may amend the terms of the BCA Public Warrants in a manner adverse to a holder if holders of at least 50.0% of the then-outstanding BCA Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the BCA Private Warrants or any provision of the warrant agreement with respect to the BCA Private Warrants, 50.0% of the number of the then outstanding BCA Private Warrants. Although our ability to amend the terms of the BCA Public Warrants with the consent of at least 50.0% of the then-outstanding BCA Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash, shorten the exercise period or decrease the number of ordinary shares purchasable upon exercise of a Warrant.

We may redeem the BCA Public Warrants prior to their exercise at a time that is disadvantageous to the holder, thereby making such warrants worthless.

We may redeem the BCA Public Warrants prior to their exercise at a time that is disadvantageous to the holder, thereby making such warrants worthless. We will have the ability to redeem outstanding BCA Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the our ordinary shares equals or exceeds $18.00 per ordinary share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrant holders. We will not redeem the Warrants as described above unless a registration statement under the Securities Act covering our ordinary shares issuable upon exercise of such Warrants is effective and a current prospectus relating to those ordinary shares is available throughout the 30-day redemption period. If and when the BCA Public Warrants become redeemable by us, we may exercise the redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding BCA Public Warrants could force holders (i) to exercise the BCA Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the BCA Public Warrants at the then-current market price when holders might otherwise wish to hold the BCA Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding BCA Public Warrants are called for redemption, is likely to be substantially less than the market value of the BCA Public Warrants.

In addition, we will have the ability to redeem the outstanding BCA Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the closing price of our ordinary shares equals or exceeds $10.00 per ordinary share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on the trading day prior to the date on which a notice of redemption is sent to the warrant holders. Recent trading prices for our ordinary shares have exceeded the $10.00 per ordinary share threshold at which the BCA Public Warrants would become redeemable. In such a case, the holders will be able to exercise their BCA Public Warrants prior to redemption for a number of ordinary shares determined based on the redemption date and the fair market value of our ordinary shares.

The value received upon exercise of the BCA Public Warrants (1) may be less than the value the holders would have received if they had exercised their BCA Public Warrants at a later time when the underlying share price is higher, and (2) may not compensate the holders for the value of the BCA Public Warrants.

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

Based on our analysis of our income, assets, activities, and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2025. The determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The amount of passive income and passive assets we take into account for PFIC testing purposes depends, in part, on the size of our cash balance (taking into account the timing and manner in which such cash is used) and the interest rates applicable thereto. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to our market capitalization from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our PFIC status for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

Changes to tax laws in any of the jurisdictions in which we operate, including new proposals on taxing digital companies and the ongoing work by the Organization for Economic Co-operation and Development, could have a material adverse effect on our business, operating results, and financial condition.

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our domestic and foreign earnings. The OBBBA, the IRA, the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020 (the “CARES Act”), and the Tax Cuts and Jobs Act enacted in 2017 (the “TCJA”) made many significant changes to the U.S. Internal Revenue Code of 1986, as amended. Future guidance from the Internal Revenue Service and other tax authorities with respect to any legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation or sunset in future years. Changes in or interpretations under the OBBBA, the TCJA, the IRA, or other tax legislation, or the enactment of new tax legislation, could increase our future tax liability, which could in turn adversely impact our business and future profitability.

Our tax treatment may also be impacted by tax policy initiatives and reforms such as the Base Erosion and Profit Shifting (“BEPS”) Project (including “BEPS 2.0”) of the Organisation for Economic Co-operation and Development (“OECD”), and the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or, in the specific context of withholding tax dividends paid. The OECD has published a package of measures for reform as a product of BEPS, which includes the reallocation of global profits above a fixed profit margin of large multinational companies to market jurisdictions based, broadly, on customer location (referred to as the Pillar One rules) as well as the introduction of a global minimum tax (referred to as the Pillar Two rules). Core elements of the OECD minimum tax rate rules (referred to as the Pillar Two rules) have been implemented in Switzerland by means of an ordinance. The people and cantons approved the necessary constitutional amendment in a popular vote on June 18, 2023. During its meeting on December 22, 2023, the Federal Council decided to implement the minimum tax rate with the introduction of a supplementary tax, Qualified Domestic Minimum Top-up Tax in Switzerland as from January 1, 2024. On September 4, 2024, the Federal Council decided to bring the international supplementary tax under the income inclusion rule into force with effect from 1 January 2025. The introduction of the Under-Taxed Payment Rule has been postponed to a later date. Within six years, the Federal Council must additionally submit to the Swiss Parliament a federal act that replaces the ordinance. Many countries have enacted, or are in the process of enacting, core elements of the Pillar Two rules. Based on our current understanding of the minimum revenue thresholds, we currently expect to be outside the scope of both the Pillar One and Pillar Two rules, but could fall within their scope in the future, which could increase our tax obligations and compliance costs.

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

Certain additional information about the Company is included in Item 4.B “Business Overview” and is incorporated herein by reference. The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of ordinary shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

Our telephone number is +41-41-711-3960 and our website is www.oculis.com.

B. Business Overview

Company Overview

We are a global late clinical-stage biopharmaceutical company, headquartered in Switzerland with operations in

Switzerland, the U.S. and Iceland. We have substantial expertise in therapeutics for the treatment of neuro-ophthalmic and ophthalmic diseases. We are engaged in developing innovative drug candidates that embrace the potential to address significant unmet medical needs. We intend to become a global leader in neuro-ophthalmic and ophthalmic therapeutics to realize this mission.

Our pipeline currently includes three clinical-stage therapeutic candidates: OCS-01, Licaminlimab (OCS-02) and Privosegtor (OCS-05). OCS-01, the first candidate we developed using our OPTIREACH technology, is an eye drop candidate which aims to be the first non-invasive topical treatment for DME. It is presently being evaluated in two ongoing Phase 3 clinical trials for DME, with topline results expected in the second quarter of 2026. Licaminlimab is a product candidate we added to our pipeline in 2018 and are developing for the treatment of keratoconjunctivitis sicca, or dry eye disease (“DED”), with a precision medicine approach. After a successful FDA meeting in the first quarter of 2025, we initiated the PREDICT-1 registrational Phase 2/3 trial with a genotype-based approach to investigate Licaminlimab in DED in the fourth quarter of 2025 for which topline results are expected in the fourth quarter of 2026. Privosegtor is a neuroprotective candidate we added to our pipeline in 2022 which has the potential to become a novel therapy for optic neuritis (“ON”) and non-arteritic anterior ischemic optic neuropathy (“NAION”) with broad potential for other neuro-ophthalmic and neurological diseases and beyond. Following a successful meeting with the FDA in the third quarter of 2025, we advanced Privosegtor into a registrational program called PIONEER for ON and NAION.

Summary of Our Pipeline

PRODUCT CANDIDATE
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
OCS-01
Diabetic Macular Edema
LICAMINLIMAB
Dry Eye Disease
PRIVOSEGTOR
Optic Neuritis: Breakthrough Therapy Designation granted
Non-Arteritic Anterior Ischemic Optic Neuropathy
Neuro-Ophthalmology Indications
Neurology Indications

OCS-01 is an eye drop based on the OPTIREACH® technology developed to reach the retina, Licaminlimab is an anti-TNFα eye drop candidate designed to treat ocular inflammation and Privosegtor is a peptoid small molecule with a novel mode of action promoting neuroaxonal survival.

Utilizing our internal core competency in formulation discovery and drug development capabilities, together with extensive licensing, collaboration and acquisition activities, we have assembled a pipeline of innovative and highly differentiated development candidates that include three late-stage clinical candidates.

OCS-01

Developed from our proprietary technology, OCS-01 is an OPTIREACH® formulation of high-concentration dexamethasone. It is being developed as an eye drop to offer a non-invasive treatment alternative for diabetic macular edema (”DME”). This route of administration may enable access to treatment in the early stages of the disease and could be used to treat patients inadequately controlled with the current standard of care in later stages. In contrast, all currently available treatments require invasive delivery methods, such as intravitreal injections or ocular implants, to reach the retina. The OPTIREACH® solubilizing formulation technology addresses the main limitations of conventional eye drops by improving the solubility of lipophilic drugs, increasing the residence time on the eye surface and thereby, enabling the drug passage from the eye surface to the posterior segment of the eye. OCS-01 is being developed with the aim to transform the current treatment paradigm in DME as a non-invasive topical treatment option.

Given the current burden of therapy, FDA-approved therapeutics are not widely used for early disease intervention. It has been reported that 60% of DME patients are not treated 12 months after the diagnosis (IRIS data base June 2023), despite some patients experiencing a deterioration in vision, if left untreated. In addition, approximately 40% of patients treated with anti-VEGF intravitreal injections have an inadequate response at 12 weeks.

OCS-01 is designed to deliver therapeutic levels of drug to the retina via an eye drop, a route of administration for DME treatment that may enable earlier intervention and thereby significantly increase the proportion of patients being treated, as well as increase the prescribing physician base by providing a treatment option to general ophthalmologists. An eye drop treatment would also provide a new treatment option for patients with inadequate response to the current invasive standard of care. We are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development; however, we cannot guarantee that OCS-01 will receive regulatory approval.

Following the positive DIAMOND Stage 1 trial outcome, we advanced the OCS-01 development program for DME into two global pivotal Phase 3 clinical trials, DIAMOND-1 and DIAMOND-2, for the treatment of DME. We completed enrollment for both trials in April 2025 with over 800 patients in 119 clinical sites. The topline results from the two DIAMOND trials are expected in the second quarter of 2026. If the results are positive, we plan to submit an NDA to the FDA for OCS-01 for the treatment of DME in the fourth quarter of 2026.

The total U.S. prevalence of DME in 2024 was estimated at 3.0 million, with the diagnosed U.S. prevalence estimated at 1.8 million by the Decision Resources Group DME Landscape November 2020 report. The same report estimates that 1.0 million U.S. DME patients were treated with drugs in 2024, leaving 0.9 million U.S. patients diagnosed but untreated. These 0.9 million patients are a key addressable market segment for OCS-01, especially for those with mild visual impairment. Additionally, OCS-01 is also intended to address the market segment of patients with inadequate response to anti-VEGF therapy. A study published in the American Journal of Ophthalmology in 2016 found that nearly 40% of patients treated with anti-VEGF therapy had inadequate responses at 12 weeks. By applying this figure to the number of treated U.S. patients, we estimate that inadequate response occurs in approximately 0.4 million patients. In total, we estimate that 1.3 million DME patients in the United States are addressable by OCS-01, with the highest unmet needs in the patients currently being observed with mild visual impairments (approximately 0.6 million DME patients), and the inadequately controlled patients with the current standard of care (approximately 0.4 million DME patients).

Licaminlimab

We are also advancing the clinical development of Licaminlimab, a next-generation biologic treatment for ocular inflammation, specifically as a treatment for DED. Differentiating Licaminlimab is its use of a single chain antibody fragment specifically designed for topical delivery in ophthalmology, which are directed against the cytokine human tumor necrosis factor alpha (“TNFα”). Furthermore, the small size of the fragment enables the topical delivery of an anti-TNFα construct with increased concentrations and enhanced ocular tissue penetration. The anti-inflammatory and anti-necrotic properties of therapeutics inhibiting TNFα activity are well established with anti-TNF pharmaceuticals already approved as systemic treatments for ocular disease.

While Licaminlimab could be developed for all comers with DED, we are advancing the development of Licaminlimab in conjunction with the development of a novel genetic biomarker intended to identify patients who are more likely to have a greater response to Licaminlimab therapy, and believe this precision medicine approach may allow the candidate to deliver superior outcomes in these patients if approved.

Two Phase 2 clinical trials in patients with symptoms of DED were conducted (the first with the predecessor of Licaminlimab, and the second with Licaminlimab). Topical ocular administration of Licaminlimab demonstrated improvements in the global ocular discomfort score versus vehicle in patients with DED, as well as being well tolerated in both studies. In June 2024, we announced positive topline results from the Phase 2b RELIEF study evaluating Licaminlimab as a treatment for moderate-to-severe DED in which Licaminlimab was well tolerated, similar to vehicle. Additionally, improvements in multiple sign efficacy endpoints were observed in the full population and with predictive and more pronounced effects in patients with a specific TNFR1 gene variant as identified in the prior successful Phase 2 symptoms trial. We have consulted with the FDA during the first quarter of 2025, and in the fourth quarter of 2025 initiated PREDICT-1, a registrational Phase 2/3 trial with a genotype-based approach to investigate Licaminlimab in DED. The intent is to drive a precision medicine approach in DED, for the very first time, and topline results from the PREDICT-1 trial are anticipated in the fourth quarter of 2026.

DED is a common condition estimated to impact more than 110 million people in the G7 countries (U.S., U.K., Germany, France, Spain, Italy, Japan), including 40 million people in the U.S. alone. Of the about 20 million patients diagnosed with DED in the U.S. alone, about 10 million are considered to have moderate to severe disease and therefore need a treatment. It is a multifactorial disease in which ocular surface inflammation plays a central role in sustaining the pathological state. With currently available treatment options, eye care practitioners often need to adapt their treatment strategies and rely on ‘trial and error’ to find the best approach for each patient. Despite currently available treatments, the DED patient population remains underserved with only 13% of patients receiving prescription treatment, primarily anti-inflammatory medications. Unfortunately, the vast majority (87%) do not feel that their chronic DED is well-managed, which highlights a high level of dissatisfaction among patients. Furthermore, given the heterogenicity of the DED patient population, there is a need for more personalized treatment approaches to improve outcomes for patients. Licaminlimab is designed to address this significant unmet need.

Privosegtor

Privosegtor, a novel small molecule peptoid that penetrates the blood-brain and retinal barriers and was selected by high-throughput screening for its neuroprotective properties, has the potential to become the first neuroprotective therapy for ON and other neuro-ophthalmic and neurological diseases. Positive results from the ACUITY Phase 2 trial demonstrated Privosegtor’s neuroprotective potential, as evidenced by improvements in visual function, low neurofilaments released in the blood and anatomical preservation of the retina after an acute episode of optic neuritis. Consistent results were observed in animal models of glaucoma, ON and MS, where Privosegtor preserved retinal ganglion cell damage and was associated with improvements in mobility (clinical function disability). Privosegtor has received Breakthrough Therapy designation from the FDA and Orphan Drug designation from both the FDA and the EMA for ON. Privosegtor has now entered registrational trials for ON and a registrational trial in NAION as part of our PIONEER (Privosegtor Investigation in Optic Neuropathies Efficacy Evaluation Research) program. In addition to its potential neuroprotective effect in these orphan conditions, Privosegtor could also have wide applicability in treating other neuro-ophthalmic and neurological indications.

Our planned first wave of development with Privosegtor is focused on acute optic neuropathy indications, ON and NAION, which are both rare diseases with high unmet medical needs. Currently there are no specific neuroprotective treatments which are approved by the FDA or EMA for ON and no medical or surgical treatment has been shown to improve the prognosis for NAION. In October 2025, we announced the initiation of the PIONEER program, which includes three pivotal trials to support registration plans for Privosegtor in ON and NAION. The first two trials, PIONEER-1 and PIONEER-2, will evaluate Privosegtor following the acute onset of optic neuritis in a broad population consisting of patients with multiple sclerosis (“MS”) and those without MS. The primary endpoint will be measured as low-contrast visual acuity (“LCVA”) at three months. Dosing and patient enrollment criteria will mirror those of the positive Phase 2 ACUITY trial. PIONEER-1 was initiated in the fourth quarter of 2025, with PIONEER-2 planned to follow in the first half of 2026. The third trial in the PIONEER program, PIONEER-3, will evaluate Privosegtor after the acute onset of NAION. This study shares the core design and operational elements with PIONEER-1 and PIONEER-2, and is expected to initiate in mid-2026. Running the three PIONEER registrational trials concurrently is expected to create operational synergies, improve cost efficiency and accelerate development timelines.

ON is a condition characterized by an acute inflammation of the optic nerve that can lead to permanent visual impairment. It affects up to 8 in 100,000 people worldwide with a U.S. incidence estimated to be greater than 30,000 cases annually and often represents the first sign of MS. ON mainly occurs in adults between the age of 20 and 40 years and is more frequent in women (2:1). It is a type of neuropathy (nerve disease) that happens when acute inflammation of the optic nerve affects the signals traveling from the eyes through the brain, causing pain, vision loss and other symptoms. The cells that make up the optic nerve have a lipid protective coating called a myelin sheath, which is preferentially damaged in ON. Without myelin, the optic nerve cells cannot send signals properly and axons can be damaged irreversibly. To date there is no neuro-protective therapy approved for acute optic neuritis and the unmet needs remain for therapies that can prevent vision loss after an acute episode by reducing nerve cell permanent damage or death.

NAION is an acute optic nerve disorder that causes permanent visual impairment in more than 60% of affected patients. It is the most common cause of acute optic nerve injury in individuals over 50 years old and affects up to 10.2 per 100,000 people worldwide with a U.S. incidence estimated to be greater than 30,000 cases. In NAION, the optic nerve head region swells and there is painless sudden vision loss. The swelling eventually resolves, but the optic nerve axons and neuronal cell bodies in the retina are permanently lost, leading to significant irreversible visual impairment or even blindness. There are no approved therapies for NAION and the unmet medical need is for therapies that preserve vision and provide neuroprotection for patients suffering from NAION.

For the second wave of development, given that ON is often the first manifestation of MS and a common relapse type in MS, we plan to explore the broader potential of Privosegtor to treat MS relapses. To initiate this, we plan to submit a new IND for this indication with the neurology division of the FDA in 2026 by cross-referencing the current IND in ON.

MS is a prevalent disease affecting approximately 2.8 million people worldwide with approximately 850,000 cases in the U.S. alone. It is more prevalent in women and the average age at diagnosis is typically between 20 and 40 years old. It is an unpredictable disease of the central nervous system, which includes the brain, spinal cord and optic nerves. MS lesions disrupt the flow of information within the brain, and between the brain and body. It affects function in cognitive, mood, motor, sensory and visual areas. Symptoms of MS can include fatigue, memory difficulties, mood changes, mobility issues, numbness, pain, tingling and vision impairment. The two main types of MS are relapsing MS and progressive MS. Relapsing MS is the most common type representing approximately 85% of patients at initial diagnosis and is characterized by relapses driven by a person’s immune system attacking the central nervous system, leading to inflammation, demyelination and neurodegeneration. The prevalence of MS relapses in the U.S. alone is estimated to be around 170,000 cases per year. The symptoms of relapsing MS vary from person to person and depend on where inflammation and damage are occurring at any specific time. Current treatment like ON typically focuses on immunotherapies to reduce the number of relapses which can cause permanent disability, often referred to as “relapse-associated worsening.” At the time of an acute relapse, most neurologists recommend a short course of high-dose corticosteroids to reduce the inflammation and end the relapse faster. However, corticosteroids have no influence on the occurrence of new relapses or long-term disability. As there are no neuroprotective therapies approved for MS relapses, there remains an unmet medical need for treatments that can prevent central nervous system damage due to relapses and reduce the risk of future disability and disease progression.

Our Executive Management Team

We are led by an experienced management team, composed of individuals who have extensive backgrounds in drug discovery and development, clinical trial design and operations, regulatory affairs, business development and commercialization, in addition to general management at both large pharmaceutical companies and emerging biopharmaceutical organizations. Collectively, our management team has a track record of advancing new drug candidates through regulatory approval and successful commercialization. The expertise of our management team is complemented by our board of directors, which includes many accomplished industry veterans with significant capabilities in guiding the success of emerging biopharmaceutical companies such as ours. Since our inception through December 31, 2025, we have raised approximately CHF 493.6 million from leading North American, European and Asian life science investors.

Our Strategy

We intend to become a leader in developing innovative therapeutics to address neuro-ophthalmic and ophthalmic diseases characterized by significant medical needs with large market opportunities. To accomplish this objective, we plan to focus on the successful completion of our key strategic initiatives. In ophthalmology, we are focused on advancing the clinical and regulatory plans of OCS-01 to bring a first-in-class topical eye drop therapy for the treatment in DME and developing Licaminlimab for precision medicine in DED. Furthermore, we are advancing the development of Privosegtor for ON and NAION and exploring broader indications in neuro-ophthalmology and neurology.

•
Executing the Phase 3 development of OCS-01 for DME.

Based on the positive results achieved in the DIAMOND Stage 1 Phase 3 trial, we have progressed to the pivotal Phase 3 trials of OCS-01 in DME, DIAMOND-1 and DIAMOND-2, which are currently ongoing with anticipated readout in the second quarter of 2026. We believe the use of OCS-01 formulated as a non-invasive, self-administered eye drop, could, if approved, promote a shift in the current treatment paradigm to allow earlier treatment intervention and increase both the treated patient population and the prescribing physician base. In addition, OCS-01, if approved, could benefit patients who are diagnosed with DME and who have an inadequate response to anti-VEGF intravitreal injections.

•
Pursuing the late-stage clinical development of Licaminlimab, our next-generation topical anti-TNFα biologic eye drop with a precision medicine approach.

Following a successful meeting with the FDA in the first quarter of 2025 and given the positive and consistent results achieved with Licaminlimab in three Phase 2 clinical trials for the treatment of DED and the observed enhanced response in patients with a specific TNFR1-genotype, we initiated the PREDICT-1 registrational Phase 2/3 trial with a genotype-based approach in the fourth quarter of 2025. We believe this precision medicine approach may allow the candidate to deliver superior outcomes in this patient group, if approved.

•
Executing the PIONEER development program for Privosegtor in ON, NAION and other indications

Based on the positive results achieved in the ACUITY trial announced in January 2025, we have initiated the PIONEER program, which includes three pivotal trials to support registration plans in ON and NAION. Running the three PIONEER registrational trials concurrently is expected to create synergies, improve cost efficiency and accelerate development timelines. The differentiated and novel mechanism of action of Privosegtor, coupled with its potential neuroprotective properties, suggest potential benefits across many of the more pervasive neurological pathologies of the eye such as glaucoma, but also for serious neurological conditions such as MS. We plan to submit an IND to the FDA in 2026 for MS by cross-referencing the existing IND in ON.

The differentiated and novel mechanism of action of Privosegtor, coupled with its potential neuroprotective properties, suggest potential benefits across more pervasive neurological pathologies of the eye such as glaucoma, but also for serious neurological conditions such as multiple sclerosis. We evaluated Privosegtor in a first-in-patient trial for ON, called the ACUITY trial, for which we announced positive topline results in January 2025. There is currently no specific neuroprotective therapy approved for treatment of ON. Privosegtor has been granted Breakthrough Therapy designation by the FDA and Orphan Drug designation by both the FDA and the European Commission. We believe that the demonstration of functional, anatomical, and biological neuroprotective benefits in ON provides compelling support for the exploration of Privosegtor in NAION, another acute optic neuropathy with high unmet needs, and also, for larger market opportunities in ophthalmology, neuro-ophthalmology and neurology indications including for the treatment of MS relapses.

•
Evaluating and selectively entering into strategic collaborations to maximize the potential of our pipeline and the scope of our product portfolio.

We have retained rights globally to all of our indications, including our lead product candidate OCS-01 eye drops for the potential treatment of DME; Licaminlimab for the potential treatment of DED with a precision medicine approach; and Privosegtor as a neuroprotective agent for ON, NAION and potentially other neuro-ophthalmology and neurology indications. Given the potential to treat patients worldwide, we may opportunistically enter into strategic collaborations around certain product candidates, diseases or geographic regions.

Our clinical development candidates

Utilizing our internal formulation discovery and drug development capabilities, together with extensive licensing, collaboration and acquisition activities, we have assembled a pipeline of attractive development candidates that include both late-stage clinical candidates as well as earlier stage preclinical initiatives. Our clinical portfolio is made up of (i) OCS-01, currently in two ongoing Phase 3 clinical trials in DME with topline results expected in the second quarter of 2026; (ii) Licaminlimab, for which we initiated the PREDICT-1 registrational Phase 2/3 trial with a genotype-based approach in the fourth quarter of 2025 to drive precision medicine in DED. Topline results from the PREDICT-1 trial are anticipated in the fourth quarter of 2026; and (iii) Privosegtor, a novel neuroprotective agent with potential broad applicability in multiple neurodegenerative diseases in ophthalmology, neuro-ophthalmology and neurology, which we are initially developing as a potential treatment for ON and NAION.

OCS-01

Key program highlights:

•
Use of proprietary OPTIREACH® technology enables enhanced drug penetration and residence time.
•
Topically delivered formulation design allows for non-invasive self-administration to treat DME.
•
May enable earlier disease intervention in DME if approved, potentially expanding both the patient population and prescribing physician base.
•
Stage 1 Phase 3 DIAMOND trial in DME met its objective of validating the induction and maintenance dosing regimen designed to optimize OCS-01 efficacy potential, and met the primary efficacy endpoint of mean change in BCVA versus baseline at Week 6, as well as key secondary endpoints of ≥15-letter improvement in BCVA and greater improvement in retinal thickness, each with statistical significance.
•
OCS-01 DIAMOND program advanced into Stage 2, which includes two global pivotal Phase 3 clinical trials, DIAMOND-1 and DIAMOND-2, for the treatment of DME. We completed enrollment for both trials in April 2025 with over 800 patients in 119 clinical sites. The topline results from the two DIAMOND trials are expected in the second quarter of 2026. If the results are positive, we plan to submit a NDA to the FDA for OCS-01 for the treatment of DME in the fourth quarter of 2026.
•
Estimated 1.3 million total addressable U.S. DME patients.

OCS-01 is a 1.5% suspension of the anti-inflammatory corticosteroid dexamethasone for use as a potential treatment for DME. In contrast to currently available therapies, which require the use of more invasive treatments such as an implant or intravitreal injection to deliver the medication to the retina, differentiating OCS-01 is our use of the proprietary OPTIREACH® technology, which enables the topical eye drop delivery of dexamethasone to the back of the eye for the treatment of diseases affecting the retina. Via this technology, OCS-01 has been observed in clinical trials to be capable of delivering therapeutic levels of drug to the retina via eye drop, a route of administration for DME treatment that may enable earlier treatment intervention and thereby significantly increase the proportion of patients being treated, as well as increase the prescribing physician base by providing a treatment option to general ophthalmologists. We are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development; however, we cannot guarantee that OCS-01 will receive regulatory approval.

Dexamethasone is a widely studied and well characterized pharmaceutical commonly used to treat a range of inflammatory conditions and is currently included on the World Health Organization’s List of Essential Medicines. It may be administered orally, by injection, or topically. Specific to ocular disorders, dexamethasone intravitreal implants have been approved by the FDA to treat DME and macular edema caused by RVO.

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

OCS-01 for DME

We are advancing OCS-01 as a treatment for DME, which is a complication of diabetes and is caused by the progressive growth of new blood vessels under the retina that leak fluid and lipids, leading to swelling of the macula, which can result in significant blurring of vision and contribute to the risk of blindness from DR. DME is strongly associated with uncontrolled blood sugar levels, high blood pressure and high cholesterol. An estimated 7% of diabetics worldwide are affected by the disease. It is a leading cause of blindness among the U.S. adult population. In the G7 countries (the United States, France, Germany, Italy, Spain, UK and Japan), the market for the treatment of DME is anticipated to reach approximately $5 billion in 2025.

The total U.S. prevalence of DME in 2024 was estimated at 3.0 million patients, with the diagnosed U.S. prevalence estimated at 1.8 million patients, including 1.0 million patients treated and 0.9 million patients diagnosed but untreated. These 0.9 million untreated patients are a key addressable market segment for OCS-01, especially for those with mild visual impairment. Including the market segment of patients with inadequate response to anti-VEGF therapy, we estimate that a total of 1.3 million DME patients in the United States are addressable by OCS-01.

Limitations of current treatments for DME

In the G7 countries, the DME disease onset may initially go unnoticed and as a result, in 2025, an estimated 41.6% of patients with DME may go undiagnosed. Furthermore, based on data from the American Academy of Ophthalmology’s (AAO) IRIS Registry, approximately 40% of newly diagnosed DME patients received treatment within the first year of diagnosis. This means over 60% of newly diagnosed patients were not treated in the first 12 months.

Pharmacotherapy involves the invasive administration of a monoclonal antibody therapeutic targeting the VEGF receptor to inhibit blood vessel growth. However, we estimate that approximately 40% of patients have an inadequate response to therapy after 12 weeks of anti-VEGF treatment, according to the results of a study published in the American Journal of Ophthalmology in 2016. Moreover, multiple intravitreal injections are required to maintain a therapeutic effect, which necessitates an increased treatment burden on patients, their caregivers and healthcare providers. Patients whose disease progresses while on anti-VEGF therapy may then receive a steroid implant, or laser photocoagulation of the retina.

The 2017 IRIS Registry analysis of 13,410 newly diagnosed, treatment-naïve patients found that observation (no treatment) within the first year was common. We believe this decision to observe and not intervene is often driven by the significant burden current treatment options (frequent intravitreal injections, intravitreal implants, or laser photocoagulation) place on the patient, as well as the expense and significant demands placed on healthcare resources. FDA approved therapeutics are not widely used for early disease intervention, despite some patients experiencing a deterioration in vision, if left untreated.

OCS-01’s innovation and differentiation

OCS-01 is in development to be a topical treatment for DME, and we are currently not aware of the existence of any other eye drop treatment for DME which is in a similar or more advanced stage of active clinical development. In addition to this potential breakthrough advancement, we believe that an eye drop therapy would enable earlier disease intervention in DME if approved, potentially expanding both the patient population and prescribing physician base. We expect that OCS-01, if approved, could address patients who are diagnosed with DME, with mild visual impairment and who are currently observed and untreated, as well as patients who are diagnosed with DME and who have an inadequate response to anti-VEGF intravitreal injections. We estimate that both segments of patients combined, observed patients with mild visual impairment and inadequate responders to the current standard of care, totals 1.0 million patients in the United States alone.

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

Treatment emergent adverse events (“TEAEs”) were noted in 70 of the 100 trial participants who received OCS-01, with the most prevalent adverse event (“AE”) being an increase in IOP or ocular hypertension, which was observed in 14 of the 100 patients and 8 of the 100 patients in the active group, respectively. There was a small mean IOP increase, which was similar across induction and maintenance phase.

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

Phase 3 trial design for OCS-01

Our DIAMOND program includes two stages: Stage 1 has been completed, and in Stage 2, we are conducting two, 52-week pivotal Phase 3 trials, DIAMOND-1 and DIAMOND-2. These global Phase 3 trials enrolled over 400 subjects in each trial. The primary endpoint of these studies is the mean change from baseline in BCVA at 52 weeks. Key secondary endpoints include the mean change in macular thickness, as assessed by spectral domain optical coherence tomography and the percentage of participants that exhibit ETDRS improvement of 15 letters or more from baseline. Key inclusion criteria are similar to those used in Stage 1 of the program. The Phase 3 clinical trial protocol was reviewed by the FDA during an End-of-Phase 2 meeting.

OCS-01 has the potential to expand the number of treated patients and prescribing physicians

OCS-01 was designed to address two sizeable treatment gaps among the DME patient population in early intervention and in patients inadequately controlled with the current standard of care. Furthermore, the delivery of the drug to the back of the eye and non-invasive self-administration are unique differentiators to currently available treatments. Addressing the two existing treatment gaps may allow for increased early disease intervention potentially expanding both the patient population and prescribing physician base. If approved, OCS-01 may also be used as a non-invasive complement to currently approved therapeutic regimens, including anti-VEGF medications, potentially extending or enhancing the clinical benefit of those treatments particularly among those patients with more advanced diseases whose condition has not responded adequately to the current standard of care.

Licaminlimab

Key Program Highlights:

•
Next-generation biologic in development as a potential treatment for moderate to severe DED using single chain antibody fragment technology targeting TNFα.
•
The Phase 2b RELIEF trial evaluating the potential of Licaminlimab, our innovative anti-TNFα biologic eye drop, for the treatment of signs in moderate to severe DED, was completed with positive topline results announced in June 2024.
•
After a successful FDA meeting in the first quarter of 2025, we initiated the PREDICT-1 registrational Phase 2/3 trial of Licaminlimab with a genotype-based approach to drive precision medicine in DED. Topline results from this trial are anticipated in the fourth quarter of 2026.
•
Potential proprietary genetic biomarker may enable precision medicine guided treatment of patients with DED.
•
The total addressable U.S. patient population of approximately 10 million, consisting of moderate to severe DED with a potential focus on the specific TNFR1-genotype present in approximately 20% of the population.

We are developing Licaminlimab as a next-generation biologic treatment for DED. Licaminlimab is differentiated by its use of a single chain antibody fragment technology directed against the cytokine human TNFα to enable the topical delivery of an anti-TNFα construct at increased concentrations. The anti-inflammatory and anti-necrotic/anti-apoptotic properties of therapeutics inhibiting TNFα activity are well established with anti-TNF pharmaceuticals already approved as systemic treatments for ocular disease. While Licaminlimab could be developed for all comers with DED, we are advancing the development of Licaminlimab in conjunction with the development of a novel genetic biomarker intended to identify patients who are more likely to have a greater response to Licaminlimab therapy and believe this precision medicine approach may allow the candidate to deliver superior outcomes in these patients if approved.

Two Phase 2 clinical trials in patients with symptoms of DED were conducted (the first with the predecessor of Licaminlimab, and the second with Licaminlimab). Topical ocular administration of Licaminlimab demonstrated improvements in the global ocular discomfort score versus vehicle in patients with DED, as well as being well tolerated in both studies. In June 2024, we announced positive topline results from the Phase 2b RELIEF study evaluating Licaminlimab as a treatment for moderate-to-severe DED. In the RELIEF study, Licaminlimab was well tolerated similar to vehicle. Additionally, improvements in multiple sign efficacy endpoints were observed in the full population and with predictive and more pronounced effects in the TNFR1 genetic biomarker population as identified in the prior successful Phase 2 symptoms trial. We have consulted with the FDA during the first quarter of 2025 and initiated PREDICT-1, a registrational Phase 2/3 trial with a genotype-based approach to investigate Licaminlimab in DED in the fourth quarter of 2025. Topline results from this trial are anticipated in the fourth quarter of 2026.

TNFα performs important roles in the initiation and propagation of both normal and aberrant immune responses via mechanisms ranging from the stimulation of other cytokines to inflammatory cell recruitment to the alteration of vascular permeability. Inhibition of TNFα has demonstrated significant clinical benefit in the treatment of an array of diseases arising from dysfunctional immune system activity and anti TNFα therapeutics have become among the most widely prescribed biologics. Three anti-TNFα therapeutics (etanercept, sold under the brand name Enbrel®, infliximab, sold under the brand name Remicade®, and adalimumab, sold under the brand name Humira®), have each been studied for use in ocular disease. While the use of antagonists to TNFα have demonstrated favorable efficacy in the treatment of ocular inflammatory diseases, these drugs require intravenous infusion or subcutaneous injection and systemic anti-TNFα therapies are associated with a range of often serious adverse effects. Ocular diseases, such as DED, involve a local TNFα driven inflammatory process which may not justify general, systemic TNFα-suppressive therapy. The novel design of Licaminlimab embracing lower molecular weight single chain antibody fragment technology may enable it to be used in ocular disease as an eye drop for localized administration.

Licaminlimab for the treatment of DED

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

In 2025, the U.S. DED patient population was approximately 39.8 million people and is expected to rise to 41.3 million patients by 2029. The market for prescription medications to treat DED is forecasted to increase to $7.3 billion in the G7 countries (the United States, France, Germany, Italy, Spain, UK and Japan) by 2029 from $5.4 billion in 2024. We estimate the segment of DED patients in the United States addressable by Licaminlimab to be approximately 10 million, consisting of moderate to severe DED with a potential focus on the specific TNFR1-genotype present in approximately 20% of the population.

Limitations of current therapies and potential for Licaminlimab in DED

The DED patient population is significantly underpenetrated with only an estimated 13% of diagnosed U.S. patients expected to receive prescription treatments. The vast majority of patients who do receive treatment are treated with anti-inflammatory drugs, yet among treated patients 87% are unsatisfied and feel that their chronic dry eye disease is not well managed. Approved topical treatments for DED include Restasis®, Cequa® and Vevye®, which are formulations of cyclosporine. These drugs act only to increase tear production and are not indicated to reduce DED symptoms. Further limiting cyclosporine’s therapeutic utility is a delayed onset of action necessitating a two- to three-month steroid bridge, and a stinging sensation on application in some patients. Topical steroids, including Eysuvis®, are also often used to treat DED but are contraindicated for long-term use because of their side effects including glaucoma and cataracts. Other treatments available for DED include Xiidra®, Tyrvaya®, Miebo®, and recently launched Tryptyr®.

Licaminlimab’s differentiation as a potential treatment for DED

Given the central role of ocular inflammation in sustaining the pathology of DED and the utility of anti-TNFα as a highly effective anti-inflammatory agent, we believe the localized application of Licaminlimab as an anti-TNFα therapeutic, if approved, may provide a differentiated DED treatment approach, which may effectively reduce ocular discomfort, avoid undesirable features of current therapies (such as stinging sensation, delayed onset of action, or steroid-related side effects), and provide benefit for many patients who do not receive lasting relief from current therapies. In addition, the potential for a precision medicine approach with Licaminlimab could address the unmet need to predict treatment response in the highly heterogeneous DED population.

We estimate the segment of DED patients in the United States addressable by Licaminlimab to be approximately 10 million patients with moderate or severe DED with a potential focus on the specific TNFR1-genotype present in approximately 20% of the population.

Licaminlimab has produced clinical trial results which support its continued development as a potential treatment for DED

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

Novartis, from whom we have obtained certain exclusive, worldwide rights to develop and commercialize Licaminlimab through a December 19, 2018 licensing agreement (please see the section entitled “—Material Licenses, Partnerships and Collaborations” below), conducted a randomized, multi-center, double-masked, vehicle controlled Phase 2 clinical PoC trial designed to assess the safety and tolerability of Licaminlimab and its efficacy in reducing DED symptoms. In the trial, patients were randomized on a 1:1 ratio into two cohorts. For a six-week period, the first trial cohort received a 60 mg/ml ophthalmic solution of Licaminlimab, while the second received vehicle. Participants in both cohorts self-administered one drop to each eye three times per day. The primary efficacy endpoint of the trial was improvement in the global ocular discomfort score as compared to vehicle. The global ocular discomfort score is a composite of discomfort frequency and severity as assessed by a visual analog scale using an electronic patient reported outcome. Improvement results in a reduction of the discomfort frequency or severity, or both, translating into a reduction of the resulting Global Ocular Discomfort Score as compared to baseline. A negative change from baseline indicates improvement. The secondary efficacy endpoint was an assessment of the number of patients that achieved more than 20 points improvement in the global ocular discomfort score. The data generated in this trial, consisting of 67 participants in the active group and 64 in the control group, are presented in the charts below.

Licaminlimab generated statistically significant improvement in ocular discomfort as compared to vehicle.

The trial met both primary and secondary endpoints. As is noted in the left chart above, administration of Licaminlimab resulted in a statistically significant 7.9 mean point reduction in the global ocular discomfort score from baseline to treatment day 29 as compared to a 3.6 point mean reduction among patients that received vehicle only. In addition, as is noted in the right chart above, Licaminlimab generated an improvement in the global ocular discomfort score of greater than 20 points in 12 of the 67 patients, or 18% of total trial participants. A similar level of response was achieved in only 5%, or three of the 64, patients included in the vehicle control group. The results of exploratory endpoints, which included physician graded conjunctival hyperemia, corneal staining, Meibomian gland assessment and tear film osmolarity, were similar across treatment groups. Licaminlimab demonstrated a statistically significant improvement in the global ocular discomfort score compared to vehicle in patients with severe DED. It was well tolerated, with no increase in IOP and minimal systemic drug exposure.

Proprietary genetic biomarker may enable a precision medicine approach to DED

We conducted an exploratory pharmacogenetic analysis focused on the genes relevant to the TNF pathway and Sjogren’s syndrome among those 12 out of 86 patients who had the CC genotype gene variance or SNP. Among the gene variants analyzed, a correlation between one variant (rs1800693 CC genotype, “CC genotype”) in the TNFR1 gene, and a greater response (p<0.0001) to Licaminlimab was observed at Day 29. The below figure shows individual patient profiles by study days for change from baseline global ocular discomfort score for participants with the CC genotype.

Patients with this variant displayed a significant reduction in inflammatory factors, including interleukin 1 beta (IL1B), interleukin 8 (IL8) and TNFα.

Phase 2b RELIEF trial design and topline results

In light of the results generated by Licaminlimab in its Phase 2 PoC trials, we advanced Licaminlimab into a 122 subject Phase 2b RELIEF clinical trial to evaluate the safety and efficacy of Licaminlimab in treating the signs of DED. This trial was randomized, multi-center, double masked and vehicle-controlled. Following initial screening, trial participants are randomized on a 1:1 basis into either the treatment cohort or the vehicle cohort and received Licaminlimab 60mg/mL or vehicle three times daily for six weeks, followed by a two week follow up period. Participants were evaluated for efficacy endpoints at baseline, Day 15 and Day 43. The prespecified investigational efficacy measures in this trial included multiple signs of DED that are accepted by the FDA as efficacy endpoints, such as total corneal fluorescein staining, the percentage of patients with a 10 mm or greater increase in Schirmer’s test, compared to vehicle. Biomarker analyses (from impression cytology samples) were additional endpoints of the trial.

One hundred and twenty-two (122) patients were randomized 1:1 to either Licaminlimab (n=62) or vehicle (n=60) across 4 sites for a 6-week treatment period and a 2-week follow up. A total of 23 patients carried a specific TNFR1-related genotype.

Phase 2b RELIEF trial showed positive effects on multiple signs of DED:

•
For the full trial population (n=122): Treatment effect favoring Licaminlimab was observed in multiple sign endpoints including fluorescein staining in the total cornea, inferior corneal, central corneal and nasal conjunctival regions, and in the Schirmer’s test.
•
For the subpopulation of patients with the TNFR1 genetic biomarker (n=23): Treatment effect favoring Licaminlimab was observed in multiple sign endpoints including fluorescein staining in the total cornea, inferior corneal, central corneal, nasal conjunctival, total conjunctival and total ocular surface regions, in the Schirmer’s test, and in conjunctival redness. Rapid and favorable treatment effect in favor of Licaminlimab on corneal inflammation was observed as early as Day 15 that was significant at Day 43, as measured by the difference in mean change from baseline versus vehicle for inferior corneal fluorescein staining score: -0.59 (CI: -1.165, -0.017). The treatment effect also increased over time.

Favors Licaminlimab
-0.38
Day 15
-0.59
Day 43
P < 0.05*
(-1.165, -0.017)
-1.00
0.00
0.5

*90% CI for Difference in Means based on the t-distribution; sample t-test: directional nominal p-value

Licaminlimab was well tolerated. The incidence of ocular TEAEs in the study eye was 11.5% in the Licaminlimab group and 10.2% in the vehicle group. TEAEs in the fellow eye were similar to the study eye. All ocular TEAEs were mild and transient, and there were no serious ocular adverse events observed with Licaminlimab in the study. Drop comfort was also evaluated and was similar to artificial tears.

Privosegtor

Key Program Highlights:

•
Potentially transformative treatment paradigm as a neuroprotective drug, if approved.
•
Received Breakthrough Therapy designation for the treatment of ON.
•
Achieved an average gain in Low Contrast Visual Acuity (LCVA) of 18 letters compared to IV steroid alone at month 3 in the ACUITY trial.
•
Demonstrated compelling neuroprotective properties in multiple pre-clinical trials and was well tolerated in a trial involving healthy volunteers.
•
Evidence of clinical benefit in ON support assessment of potential as a therapeutic for NAION, another neuro-ophthalmic rare diseases with high unmet need and for the treatment of relapses in MS.

We are advancing Privosegtor, a novel peptoid small molecule candidate with the potential to become, if approved, a first-in-class neuroprotective therapy for ON, NAION and other neuro-ophthalmic and neurological diseases. The planned first wave of development focuses on acute optic neuropathies with the assessment of Privosegtor as a potential therapy to treat ON and NAION in the PIONEER program with three registrational trials. Privosegtor has been granted Breakthrough Therapy designation by the FDA and Orphan Drug designation by both the FDA and the European Medicinal Agency (“EMA”) for this indication. Privosegtor has been studied in preclinical studies suggesting neuroprotective and remyelinating activity, as well as in a UK Phase 1 clinical trial (with 48 healthy volunteers) in which Privosegtor was well tolerated and showed pharmacokinetics (“PK”) with good correlation to its pre-clinical animal studies. We completed a Phase 2 trial with Privosegtor in ON in France, for which we announced positive topline results in January 2025. Based on these results, we intend to evaluate the potential of Privosegtor to treat other more pervasive neurological pathologies of the eye and other serious neurodegenerative disorders like MS. On January 29, 2022, we obtained an exclusive worldwide license to develop Privosegtor through a licensing agreement with Accure Therapeutics SL (Please see the section entitled “—Material Licenses, Partnerships and Collaborations” below).

Privosegtor was selected by high-throughput screening (HTS) for neuroprotective properties, confirmed in vivo in glaucoma, multiple sclerosis, and optic neuritis models. The data from in vitro studies suggest that it activates the serum–glucocorticoid kinase and triggers multiple beneficial effects on apoptosis, oxidation, and inflammation.

Privosegtor for the treatment of ON

ON is a rare condition characterized by an acute inflammation of the optic nerve that can lead to permanent visual impairment. It affects up to 8 in 100,000 people worldwide and often represents the first sign of MS. It mainly occurs in adults between the age of 20 and 40 years and is more frequent in women (2:1).

ON is commonly associated with MS and shares similar physiopathology. ON is the presenting symptom of MS in 15.0-20.0% of patients and will impact over 50.0-65.0% of patients with MS at some time during their lifetime. However, the causes of ON are not always clear, as it can also arise in patients without MS.

The acute inflammation of the optic nerve causes the loss of myelin and oligodendrocytes, optic nerve conduction block and loss of vision. At the onset of ON, patients often suffer from ocular pain increasing with eye movement, associated with a variety of visual impairments. Deterioration of visual acuity, color vision or flashes of light are common. The loss of vision ranges considerably between patients from mild blurring to loss of perception of light. The condition tends to worsen over the first several days after the appearance of symptoms before starting to improve over the first two weeks. The recovery continues for as long as a year after onset. Even if high contrast visual acuity returns to near normal, patients often report that their vision has not completely recovered. There remains a persistent impairment of low contrast letter acuity and clinically meaningful reduction in vision-related quality of life.

When the inflammation recedes, remyelination often occurs but it is incomplete, the result of persistent demyelination and neuronal death. Without the myelin sheath which normally protects the axon, neurons located in demyelinated segments become fragile and prone to death. Visual symptoms such as reduced visual acuity are accompanied by measurable structural changes in the optic nerve and retina. Following the acute inflammatory phase, progressive thinning of the ganglion cell inner plexiform layer (GCIPL) occurs early, often within weeks to a few months, reflecting retrograde neuroaxonal degeneration. The magnitude of GCIPL loss correlates with persistent visual deficits, with greater structural loss associated with poor visual function.

No specific neuroprotective therapeutic is currently approved that preserves vision and ganglion/retinal nerve integrity after an acute episode of optic neuritis. Medication intended to treat the inflammation and related symptoms can be administered just after ON onset and patients often receive high doses of corticosteroids for a few days. While corticosteroids are used to shorten the attack and accelerate recovery of acute visual symptoms, there remains an unmet medical need for therapies that either preserve vision or provide neuroprotection after an acute episode of optic neuritis. We believe a neuroprotective therapeutic, such as Privosegtor, if approved, could provide functional vision improvement through neuroprotective anatomical and biological benefits, including preservation of retinal ganglion cells and prevention of neuronal and axonal death.

Privosegtor consistently demonstrated compelling neuroprotective properties in multiple pre-clinical trials and was well tolerated in a trial involving healthy volunteers

Privosegtor has been studied in several preclinical studies with consistent results suggesting neuroprotective activity. In a high-pressure glaucoma model, Privosegtor was associated with a reduction of RGC damage. In an ON rat model, it showed prevention of optic nerve axonal loss and reduction of optic nerve demyelination. Finally, in a mice experimental autoimmune encephalomyelitis model (autoimmune model of ON and MS), it was associated with improvement of function (disability).

In a Phase 1 clinical trial with 48 healthy volunteers, Privosegtor was well tolerated and showed pharmacokinetics with good correlation to its pre-clinical animal studies.

We investigated Privosegtor as a treatment for ON in a First-in-Patient clinical trial

The results of prior clinical and preclinical trials of Privosegtor showing neuroprotective effects, together with the safety and PK profile observed in this first-in-human clinical trial enabled us to advance the compound into a Phase 2 clinical trial. The ACUITY trial, a randomized, double-masked, placebo controlled, multiple center trial, was a first-in-patient trial enrolling patients diagnosed with ON within twelve days of acute disease episode onset. The study randomized 36 patients with recent onset (visual loss symptoms) of unilateral AON with a demyelinating origin, of which 33 patients received treatment and were included in the pre-specified modified intent-to-treat (mITT) analysis. The objective of this study was to assess the safety and tolerability of Privosegtor along with initial signs of efficacy.

In addition to the trial’s primary safety endpoint, key secondary endpoints evaluated the effect of Privosegtor on retinal layer thickness and other visual parameters in the affected eye. The study was conducted in France under French regulatory guidance and positive top line results were announced in January 2025. The ACUITY trial showed that Privosegtor achieved the primary safety endpoint in addition to efficacy with improvement in visual function in patients suffering from AON combined with positive neuroprotective surrogate biomarkers such as preservation of the GCIPL layer and reduction of neurofilament release in the blood.

Primary Endpoint: To evaluate cardiac safety, the percentage of patients with a shift from normal (baseline) to abnormal in electrocardiogram (“ECG”) parameters after study drug administration until Visit 4 (Day 15) was measured. The results showed no difference in the percentage of patients with abnormal ECG parameters between the two treatment arms. Two patients in the Privosegtor arms (2 and 3 mg/kg/day) and one patient in the placebo arm had a shift from normal to abnormal in any ECG measures between baseline and Visit 4 (Day 15), both equivalent to 12.5%. Events observed in the Privosegtor arms were mild and transient and qualified as not clinically significant by central review reading center.

Secondary Efficacy Endpoints Assessed Changes in Retinal Structure: Optical Coherence Tomography imaging was used to objectively measure the thickness of two different retinal segments in the affected eye to evaluate the potential neuroprotective effects of Privosegtor compared to placebo: 1) Ganglion Cell-Inner Plexiform Layer (GCIPL) and 2) Retinal Nerve Fiber Layer (RNFL).

Results showed a 43% improvement in GCIPL thickness mean change from baseline in favor of Privosegtor (3mg/kg/day) + steroid compared to placebo + steroid at month 3 which was maintained through month 6 with at 3 and 6 months, respectively.

# Functional Improvement Correlated with Significant Preservation of Neurons in the Retina (RGCs)

## ANATOMY

**GCIPL and RNFL:** layers of the retina measured by OCT to monitor nerve damage

Axons
RGCs (neurons)
RNFL thickness
GCIPL thickness

**Decrease in GCIPL predicts poor LCVA, VF and CVA[1]**

GCIPL Thickness in the Affected Eye: MMRM, LS Mean Change From Baseline, mITT

Placebo + steroid (N = 14)
Privosegtor 3mg/kg/day + steroid (N = 15)
*P = 0.049
*P = 0.052
+43%
+43%
-10.3
-12.0
-12.1
-17.7
-21.2
-21.1
5
0
-5
-10
-15
-20
-25
GCIPL Thickness Change, LS Mean (SE)
V1
V3
M1
M3
M6
Visit

26

1. Gabilondo et al. Ann Neurol. 2015 Mar;77(3):517-28.
GCIPL; ganglion cell plus inner plexiform layer. RNFL: retinal nerve fiber layer. OCT: optical coherence tomography. LCVA: lo w-contrast visual acuity, VF: visual field, CVA: color visual acuity.
*Mixed Model for Repeated Measures (MMRM); Least-Squares Mean Change from Baseline: (1-sided directional nominal p-value), mITT population (affected eye)

Oculis

Additionally, a 28% improvement in RNFL thickness mean change from baseline in favor of Privosegtor (3mg/kg/day) + steroid compared to placebo + steroid at month 3 reaching 30% improvement at month 6 was observed.

# Functional Improvement Correlated also with Significant Preservation of Axons (RNFL Thickness)

## ANATOMY

**GCIPL and RNFL:** layers of the retina measured by OCT to monitor nerve damage

Axons
RGCs (neurons)
RNFL thickness
GCIPL thickness

**RNFL indicates damage or loss of retinal ganglion cell axons**

RNFL Thickness in the Affected Eye: MMRM, LS Mean Change from Baseline, mITT

Placebo + steroid (N = 14)
Privosegtor (OCS-05) 3mg/kg/day + steroid (N = 15)
RNFL Thickness, LS Mean (SE)
0
-10
-20
-30
-40
-50
V1 V3
M1
M3
M6
Visit
-21.1
-25.5
-28.6
-39.8
-30.2
-42.9
*P = 0.045
*P = 0.033
+28%
+30%

27

GCIPL; ganglion cell plus inner plexiform layer. RNFL: retinal nerve fiber layer. OCT: optical coherence tomography.
*Mixed Model for Repeated Measures (MMRM); Least-Squares Mean Change from Baseline: (1-sided directional nominal p-value), mITT population (affected eye).

Oculis

Secondary Efficacy Endpoint Assessed Changes in Visual Function: Changes in 2.5% ETDRS LCVA were measured to assess visual function improvement. Results showed a favorable difference in LCVA mean change from baseline of approximately 18 letters at month 3 and approximately 15 letters at month 6 with Privosegtor (3 mg/kg/day) + steroid compared to placebo + steroid, with nominal p-values of 0.004 and 0.012 at 3 and 6 months, respectively.

# Patients in the Privosegtor 3mg/kg/day Arm Achieved Clinically Meaningful and Sustained Improvement in Visual Function

## FUNCTION

**LCVA:** Low-contrast visual acuity is often affected in patients with ON

**LCVA**

O Z D V K
S V H C Z
V H C N O
N V D O K
H Z O V C
S R Z K D

**7 letters (1.5 lines) change in LCVA has clinical relevance[1]**

2.5% ETDRS LCVA in the Affected Eye: MMRM, LS Mean Change From Baseline, mITT

+18 ETDRS Letters
+15 ETDRS Letters
*P = 0.004
*P = 0.012
Letters
LCVA, LS Mean (SE)
0
10
20
30
40
50
V1
V3
M1
M3
M6
Visit
27.4
15.4
40.3
31.1
48.1
30.0
51.7
36.9
Placebo + steroid (N = 14)
Privosegtor 3mg/kg/day + steroid (N = 15)

1. https://pubmed.ncbi.nlm.nih.gov/28206829/

LCVA; low contrast visual acuity.

*Mixed Model for Repeated Measures (MMRM); Least-Squares Mean Change from Baseline: (2-sided nominal p-value), mITT population (affected eye).

25

Oculis

These results were also corroborated by a biological sign of neuronal and axonal death. Neurofilament is a biomarker of axonal and neuronal death which has been used in the past for the regulatory approval of a drug for amyotrophic lateral sclerosis (ALS), a terminal neurodegenerative disease. In the ACUITY trial, Privosegtor (3 mg/kg/day) + steroid was associated with significantly less neurofilaments in the bloodstream when compared to placebo + steroid.

# Neuroprotective Benefits with Privosegtor Also Observed in Biological Sign of Neuronal and Axonal Death

## BIOLOGY

**Neurofilaments:** Released into CSF and blood as a result of axonal and neuronal death[1]

Axonal damage
Cerebrospinal fluid
CSF
Blood

**Biomarker for regulatory approval of neurodegenerative disease[2]**

Mean Neurofilaments Over Time, mITT

pg/mL
Mean (SE)
Placebo + steroid (N = 14)
Privosegtor 3mg/kg/day + steroid (N = 15)
15
10
5
8.6
14.6
14.5
11.7
9.3
6.6
7.6
7.7
5.9
5.8
-47%
*P = 0.046
V1
V3
M1
M3
M6
time
Visit

*Mixed Model for Repeated Measures (MMRM); Least-Squares Mean Change from Baseline: (2-sided nominal p-value), mITT population (affected eye).

1. Gafson AR and al. Neurofilaments: neurobiological foundations for biomarker applications. Brain. 2020 Jul 1;143(7):1975 -1998.
2. Stern S and al. Trends in clinical studies evaluating neurofilament light chain as a biomarker. Biomark Med. 2025 Sep;19(17):813-823.

28

Oculis

Evaluation of TEAEs showed no drug-related SAEs and no AEs leading to drug withdrawal or study discontinuation. The most frequently reported drug related AEs > 10% in the Privosegtor (2 or 3 mg/kg/day) + steroid treatment group were headache: 2 patients (10.5%), and acne: 2 patients (10.5%).

We believe that positive outcomes in this trial could support Privosegtor’s development as a potential treatment in multiple other ophthalmic, neuro-ophthalmic and neurological conditions associated with neurodegeneration. The novel mechanism of action of Privosegtor may enable it to demonstrate benefit in treating additional ocular conditions and may additionally allow its development in non-ocular neurological disorders involving neuronal inflammation such as MS.

Material Licenses, Partnerships and Collaborations

License Agreement with Accure for Privosegtor

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

As of December 31, 2025, we have paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of CHF 0.5 million. During the fourth quarter of 2024, we completed the Phase 2 ACUITY trial of Privosegtor in ON and received clearance from the FDA for our IND application. These events triggered two milestone payments to Accure totaling CHF 1.1 million ($1.2 million) which were paid in January 2025. The next clinical and regulatory milestone under the Accure Agreement will trigger a payment of CHF 2.1 million ($2.6 million) that the Company expects to pay in 2026. As of December 31, 2025, we were obligated to pay Accure (a) up to CHF 87.9 million ($110.9 million at the December 31, 2025 exchange rate) in the aggregate upon the achievement of certain development, regulatory and sales milestones; (b) tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales of licensed products; and (c) a percentage in the high teens on sublicensing revenues received any time after 36 months from the agreement effective date, and a higher percentage on sublicensing revenues received prior to such date, in all cases subject, in the case of this clause (c), to reduction for any amounts that were previously paid or are concurrently or later paid by us to Accure pursuant to our milestone payment obligations. Our royalty payment obligations are subject to certain reductions and expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of any licensed patent covering such licensed product in such country; (ii) the expiration of such licensed product’s Orphan Drug status, if any, in such country; or (iii) ten (10) years following the date of first commercial sale of such licensed product in such country (the “Payment Period”). Under the Accure Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for a licensed product in major countries of the territory as defined in the Accure Agreement.

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

We originally entered into the Novartis Agreement with Alcon Research, Ltd. (“Alcon”), which subsequently assigned its rights and obligations under the Novartis Agreement to Novartis in connection with Alcon’s spin-off from Novartis. We made an upfront payment to Alcon of CHF 4.7 million ($4.7 million at the exchange rate at the time of payment) in cash and issued 401,709 ordinary shares (recast using the Exchange Ratio to reflect the impact of the BCA) for the residual between the fair value and the upfront payment. This was accounted for as a share-based payment transaction under IFRS 2. As of December 31, 2025, we were obligated to pay Novartis additional up to CHF 76.9 million ($97.0 million at the December 31, 2025 exchange rate) in the aggregate upon the achievement of certain development, regulatory, sales and other milestones and tiered royalties ranging from a mid-single digit to a mid-teen percentage on net sales. In consideration for the exclusive sublicense from Novartis under certain third-party intellectual property rights, we are obligated to pay a low-single digit royalty on our net sales of the licensed product, however, such payments will be deducted from royalties payable to Novartis. Our royalty payment obligations are subject to certain reductions and expire with respect to any licensed product on a country-by-country basis upon the later of (a) the expiration of the last to expire valid claim of any licensed patent covering any such licensed product in such country; (b) the expiration of the period of data exclusivity in any country worldwide; or (c) twelve (12) years after first commercial sale of such licensed product in such country (“Royalty Term”).

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

Manufacturing Strategy

We oversee and manage third-party global CMOs, to support the development and manufacture of product candidates for our clinical trials, and, if any product candidates receive marketing approval, we expect to rely on such global manufacturers to meet commercial demand. We expect this strategy will enable us to maintain a more efficient operating and cost infrastructure, avoiding dependence on our own manufacturing facility and equipment, while simultaneously enabling us to focus our expertise on the clinical development and future commercialization of our products, if approved. Currently, we rely on and have agreements with third-party contract manufacturers for OCS-01, Licaminlimab and Privosegtor, and we expect to enter into commercial supply agreements with such manufacturers prior to any potential approval. We continue to develop and improve the manufacturing processes for Privosegtor and Licaminlimab and to address the requirements in these highly regulated markets. Improvement of manufacturing processes may involve transferring the development and manufacturing to another CMO, taking into account technical, quality and economic aspects.

Each of OCS-01, Licaminlimab and Privosegtor is manufactured via conventional pharmaceutical processing procedures, employing commercially available excipients and packaging materials. The procedures and equipment employed for manufacture and analysis are consistent with standard pharmaceutical production, and are transferable to a range of manufacturing facilities, if needed.

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

In addition to the current standard of care treatments for patients with ocular diseases and the entry of biosimilars and generics, numerous commercial and academic preclinical studies and clinical trials are being undertaken by a large number of parties to assess novel technologies and product candidates.

Several large pharmaceutical and biopharmaceutical companies that have commercialized, or are developing treatments for ocular diseases, compete with us. Companies that have commercialized or are developing product candidates to treat DME include Abbvie, ANI Pharmaceuticals, Bayer, Novartis, Regeneron and Roche, among others. Companies that have commercialized or are developing product candidates to treat DED include Abbvie, Alcon, Bausch + Lomb, Viatris, Harrow, and Sun Pharmaceuticals, among others. Companies that are commercializing or developing products to treat neuro-ophthalmic conditions include Amgen, Dompé, Argenx, and Veridian, among others.

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

As of December 31, 2025, we own and exclusively in-licensed a patent portfolio that included 23 issued U.S. patents, 6 issued European patents validated in multiple jurisdictions, and 63 issued patents in other foreign jurisdictions, as well as 12 pending non-provisional U.S. patent applications, and 90 foreign pending patent applications, including 12 pending European patent applications, and 3 pending Patent Cooperation Treaty (“PCT”) applications related to our different product candidates, namely, OCS-01, Licaminlimab, Privosegtor, OCS-03 and OCS-04.

OCS-01

Regarding our OCS-01 product candidate, as of December 31, 2025, we own a patent family that consisted of three issued U.S. patents and one granted European patent validated in 12 jurisdictions (Belgium, France, Germany, Great Britain, Iceland, Ireland, Italy, the Netherlands, Poland, Spain, Switzerland, Turkey) with claims covering the composition including dexamethasone. These patents will expire in 2026, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2025, we also own a patent family consisting of 1 issued U.S. patent, 1 U.S. non-provisional patent application, one issued European patent validated in 41 jurisdictions (Albania, Austria, Bosnia, Belgium, Bulgaria, Swiss, Cyprus, Czech republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain, Greece, Hungary, Croatia, Ireland, Iceland, Italy, Lithuania, Luxembourg, Latvia, Morocco, Monaco, Moldavia, Montenegro, Macedonia, Malta, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Sweden, Slovenia, Slovakia, San Marino and Turkey), and one pending divisional application in Europe, 29 issued patents in other foreign jurisdictions issued patents (Australia, Brazil, Chile, China, Colombia, Eurasia (Armenia, Azerbaijan, Belarus, Kyrgyzstan, Kazakhstan, Russia – two patents, Tajikistan, Turkmenistan), Hong Kong, India, Israel, Japan (two patents), Mexico, Philippines, Singapore, South Africa (two patents), South Korea (two patents), Taiwan (two patents), Ukraine), pending applications in Argentina, Canada, Egypt and pending divisional applications in Argentina, China, Hong Kong, Israel, Singapore. This patent family is directed to improved compositions (and process of preparation thereof) of OCS-01 comprising low levels of impurities. Patents, if issued from patent applications in this family, will expire in 2037, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2025, we also own a patent family that consisted of 10 issued U.S. patents and 1 U.S. non-provisional patent application, one European issued patent validated in many jurisdictions (Albania, Austria, Belgium, Bulgaria, Swiss, Cyprus, Czech republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain, Greece, Hungary, Croatia, Ireland, Iceland, Italy, Lithuania, Luxembourg, Latvia, Monaco, Macedonia, Malta, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Sweden, Slovenia, Slovakia, San Marino and Turkey), one pending divisional application in Europe (directed to specific formulations of OCS-01 and methods for stabilizing the composition for use as an eye drop), one South African issued patent, one Eurasian issued patent, one Japan issued patent, one Singapore issued patent, one Australian issued patent and 20 additional foreign patent applications in other jurisdictions, including one divisional European patent application, directed to specific formulations of OCS-01 and methods for stabilizing the composition for use as an eye drop. Patents, if issued from patent applications in this family, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2025, we also own one non-provisional U.S. pending application and two PCT pending applications as well as pending applications in Taiwan, with claims covering a specific treatment regimen for treating DME using OCS-01. In order for any future patent applications to claim the benefit of such PCT application, they must be filed not later than 30 or 31 months (depending on the jurisdiction) after the earliest priority date of such PCT application. Patents, if issued from such patent applications, will expire in 2043 or 2044, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Licaminlimab

Regarding our Licaminlimab product candidate, as of December 31, 2025, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, one patent family that consisted of three issued U.S. patents and two granted European patents validated in 36 jurisdictions (Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Monaco, the Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey) and six jurisdictions (France, Germany, Great Britain, Italy, Spain, Switzerland), respectively, 22 issued patents in other foreign jurisdictions (Argentina, Australia, Brazil, Canada, Chile (two patents), China (two patents), India, Hong Kong (two patents), GCC, Japan (two patents), Republic of Korea, Mexico (two patents), Philippines, Russia, South Africa, Taiwan, Ukraine) and two patent applications pending in other foreign jurisdictions, with claims covering composition of matter of Licaminlimab or methods of use. Patents (including any patents that issue from such patent applications) will expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

In addition, as of December 31, 2025, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, one patent family directed on a biomarker for patient selection, that consists of one issued U.S. patent and one issued Japanese patent, one pending European and one U.S. patent applications and other patent applications pending in Canada and Japan. Patents (including any patents that issue from such patent applications) will expire in 2037, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

In addition, as of December 31, 2025, we exclusively licensed from Novartis under the Novartis Agreement, in the licensed field as defined in the Novartis Agreement, six additional patent families covering composition of matter of Licaminlimab or methods of use, which (including any patents that issue from patent applications in these families) will expire between 2023 and 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Under the terms of the Novartis Agreement, Novartis is responsible for the prosecution and maintenance of these six patent families.

Privosegtor

Regarding our Privosegtor product candidate, as of December 31, 2025, we exclusively licensed from Accure under the Accure Agreement a patent family that consisted of three issued U.S. patents and one granted European patent validated in 24 jurisdictions (Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Great Britain, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Slovenia, Spain, Sweden, Switzerland, Turkey), as well as 10 issued patents (Australia, Brazil, Canada, China, India, Israel, Japan, Republic of Korea, Mexico, Russia) in other foreign jurisdictions, with claims covering composition of matter of Privosegtor. These patents (including any patents that issue from such patent applications) will expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2025, we also exclusively licensed from Accure under the Accure Agreement a patent family that consisted of one pending non-provisional U.S. patent application, two issued patents in Australia and Japan and 7 pending foreign patent applications, including one pending European patent application (pending applications in Australia, Canada, China, Japan and Hong Kong), directed to the method of use of the composition of Privosegtor in combination with active compounds. Patents, if issued from such patent applications, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2025, we also exclusively licensed from Accure under the Accure Agreement a patent family consisting of two pending non-provisional U.S. patent applications, one issued patent in China and six pending foreign patent applications, including one pending European patent application (and pending applications in Australia, Canada, China, Japan), with claims directed to specific dosage regimen for administering the active pharmaceutical ingredient of Privosegtor. Patents, if issued from such patent applications, will expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2025, we also own a patent family consisting of pending applications in Argentina, Taiwan, Australia, Brazil, Canada, Chile, China, Colombia, Eurasia, Europe, Egypt, Hong Kong, Israel, India, Japan, South Korea, Mexico, New Zealand, Philippines, Singapore, Ukraine, United States and South Africa with claims covering a manufacturing process of Privosegtor and Privosegtor intermediate synthesis compounds. Patents, if issued from such patent applications, will expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2025, we also own a PCT pending application as well as pending applications in Europe, Argentina and Taiwan, with claims covering an alternative manufacturing process of Privosegtor. In order for any future patent applications to claim the benefit of such PCT application, they must be filed not later than 30 or 31 months (depending on the jurisdiction) after the earliest priority date of such PCT application. Patents, if issued from such patent applications, will expire in 2045, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of December 31, 2025, we also own one provisional U.S. application and two European non-published pending applications related to OCS-05.

OCS-03

As of December 31, 2025, we own a patent family that consists of one pending U.S. non provisional application and one pending European application, with claims covering composition of matter of OCS-03 and its use. Patents (including any patents that issue from patent application) will expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

OCS-04

As of December 31, 2025, we own one patent family consisting of a U.S. non-provisional patent application and a European patent application, with claims covering composition of matter of OCS-04 and manufacturing processes. In order for any future patent applications to claim the benefit of such PCT application, they must be filed not later than 30 or 31 months (depending on the jurisdiction) after the earliest priority date of such PCT application. Patents, if issued from the patent applications claiming the benefit of such priority application, if issued, will expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

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

The terms of individual patents depend upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. U.S. patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other foreign jurisdictions. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any issued patents we may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment that such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

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

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. As of December 31, 2025, we owned five registered or pending U.S. trademarks (four of which being fractions of international registrations), five international trademark registrations (either granted or still under examination in several countries), 18 registered or pending national foreign trademarks (including the U.S. one). We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions. For more information regarding the risks related to our intellectual property, please see the section entitled “Risk Factors—Risks Related to Intellectual Property.”

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

U.S. Drug and Biologic Development Process

In the United States, the FDA regulates drugs and biologics under the federal FDCA, and its implementing regulations. Biologics are additionally subject to regulations under the Public Health Service Act. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, the approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

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
•
approval by an independent IRB ethics committee, either centralized or with respect to each clinical site, before each clinical trial may be initiated;
•
performance of adequate and well-controlled human clinical trials in accordance with cGCP requirements to establish the safety and efficacy of the proposed drug (or the safety, purity and potency of the proposed biologic) for its intended use;
•
submission to the FDA of an NDA or BLA after completion of all pivotal trials;
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

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the application with a Risk Evaluation and Mitigation Strategy (“REMS”) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use. It could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may offer conditional approval subject to, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

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

In the EU, the Clinical Trials Regulation (EU) No 536/2014 entered into application on January 31, 2022. The Regulation is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increase their transparency. Specifically, the new Regulation, which is directly applicable in all EU Member States, introduces a streamlined application procedure via a single entry point, the “EU portal,” the Clinical Trials Information System (“CTIS”); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I is assessed by the competent authorities of a reference member state selected by the trial sponsor largely of the type of clinical trial, risk-benefit analysis, and compliance with technical requirements. This assessment is then submitted to the competent authorities of all the concerned member states in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and ECs in each EU member state concerned. Individual EU Member States shall retain the power to authorize the conduct of clinical trials on their territory. The CTR foresaw a three-year transition period that ended on January 31, 2025. Since this date, all new or ongoing trials are subject to the provisions of the CTR.

Pathways to Obtain a Marketing Authorization in the EU

In the European Economic Area, which consists of the 27 Member States of the European Union, as well as Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after a related marketing authorization has been granted. A company may submit an MAA on the basis of the centralized, decentralized or mutual recognition procedure. Under the centralized procedure, MAAs are submitted to the EMA for scientific review by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”). The CHMP issues an opinion concerning whether the quality, safety and efficacy of the product has been demonstrated. The opinion is considered by the European Commission which is responsible for granting a centralized marketing authorization in the form of a binding European Commission decision. If the application is approved, the European Commission grants a single marketing authorization that is valid throughout the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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

Data and Market Exclusivity

In the EU, innovative medicinal products that are subject to marketing authorization on the basis of a full dossier and do not fall within the scope of the concept of global marketing authorization qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The concept of global marketing authorization prevents the same marketing authorization holder or members of the same group, or companies that have concluded tacit or explicit agreements concerning the marketing of the same medicinal product, from obtaining separate data and market exclusivity periods for medicinal products that contain the same active substance. Data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. However, the generic product or biosimilar products cannot be marketed in the EU for a further two years thereafter. The overall ten-year period may be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

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

In the EU, the advertising and promotion of medicinal products are subject to both EU and EEA countries laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s SmPC, as approved by the competent authorities in connection with a marketing authorization. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU.

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

Other Healthcare Laws

Pharmaceutical manufacturers are subject to additional healthcare laws, regulation, and enforcement by the U.S. federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation:

•
the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, lease, furnishing, prescribing or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate, in order to commit a violation;
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
•
HIPAA, as amended by the HITECH, and their respective implementing regulations, which impose obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as individuals and entities that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, known as business associates, as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;
•
the federal Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (“CMS”) information related to “payments or other transfers of value” made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, other health care professionals (such as physician assistants and nurse practitioners), and teaching hospitals and ownership and investment interests held by some of these healthcare professionals and their immediate family members;
•
analogous foreign laws and regulations; and
•
similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information; state and local laws which require the tracking of gifts and other remuneration and any transfer of value provided to physicians, other healthcare providers and entities; state and local laws that require certain regulatory licenses to manufacture or distribute pharmaceutical products commercially and/or the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

The collection and use of personal health data in the EEA is governed by the GDPR ((EU) 2016/679), which became effective May 25, 2018. The GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EU or the monitoring of the behavior of data subjects in the EU. The GDPR enhances data protection obligations for controllers and processors of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for high-risk processing, limitations on retention of personal data and mandatory data breach notification and privacy by design requirements, and creates direct obligations on service providers acting as data processors. The GDPR also imposes strict rules on the transfer of personal data out of the EEA to countries that do not ensure the same level of protection, such as the United States. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA countries may result in fines up to 20 million Euros or 4.0% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to claim compensation for damages resulting from infringement of the GDPR.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufacturers to provide scientific details, information on cost-effectiveness, and clinical support for the use of a product to each payor separately. This can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and related services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. For example, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis.

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

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. For example, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (or collectively, the “ACA”), substantially affects the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. For example, on July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.

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

Additional health reform measures may continue and affect our business in unknown ways, particularly given the recent change in administration. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct to consumer platform (“TrumpRx”), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again (“MAHA”) Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact "The Great Healthcare Plan," to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager (“PBM”) payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could materially and adversely affect our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

On January 12, 2025, Regulation No 2021/2282 on Health Technology Assessment (HTA Regulation), entered into application through a phased implementation. The Regulation initially applies to new active substances for oncology and ATMPs. It will be expanded to orphan medicinal products in January 2028, and to all centrally authorized medicinal products as of 2030. Select high-risk medical devices also came into scope in 2026. The HTA Regulation is intended to boost cooperation among Member States in assessing health technologies, including new medicinal products. The Regulation establishes a framework for EU‑level joint clinical assessments, joint scientific consultations, and the early identification of emerging health technologies. The Regulation permits EU Member States to use common tools, methodologies, and procedures and requires them to rely on EU‑level joint clinical assessment reports for the clinical components of their national HTA evaluations. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

C. Organizational Structure

Oculis Holding AG is a stock corporation (Aktiengesellschaft) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022. Our official seat is planned to remain in Zug, Switzerland.

As of December 31, 2025, we controlled seven wholly-owned subsidiaries: Oculis Operations Sàrl (“Oculis Operations”) with its registered office in Lausanne, Switzerland, which was incorporated on December 27, 2022, Oculis ehf. (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. which was incorporated in Delaware, USA on May 26, 2020, Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021, Neurocol IP Sàrl with its registered office in Lausanne, Switzerland, which was incorporated on December 4, 2025, and Neurocol Operations Sàrl, with its registered office in Lausanne, Switzerland, which was incorporated on December 4, 2025. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”). Prior to the Business Combination on March 2, 2023, Oculis SA (“Legacy Oculis”), which was incorporated on December 11, 2017, and had its registered office in Lausanne, Switzerland, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis U.S. and Oculis HK, formed the Oculis group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving entity and remains a wholly-owned subsidiary of Oculis.

On April 18, 2024, we completed the dissolution of Oculis Merger Sub II Company (“Merger Sub 2”) which was incorporated in the Cayman Islands on January 3, 2023 and was a wholly-owned subsidiary of Oculis. Merger Sub 2 was created for purposes of consummating the Business Combination and did not contain any of our business operations.

D. Property, Plants and Equipment

As of December 31, 2025, we leased approximately 14,500 square feet of facilities for our operations, including 4,300 square feet of laboratory and office space in Iceland, with main activities of research, business and clinical development, 4,630 square feet of office space in Switzerland, with main activities of business and clinical development and 5,575 square feet of office space in the United States, with main activities being general and administrative in nature. We believe that these facilities will be adequate to meet our needs, and we are constantly evaluating our needs for expanding and or adding to our existing facilities.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2023, as well a comparison of the year ended December 31, 2024 against the year ended December 31, 2023, has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 11, 2025 under Item 5. “Operating and Financial Review and Prospects.”

All amounts discussed, aside from share data, are in Swiss francs and presented in thousands, unless otherwise indicated.

Company Overview

We are a global late clinical-stage biopharmaceutical company, headquartered in Switzerland with operations in Switzerland, the U.S. and Iceland. We have substantial expertise in therapeutics for the treatment of neuro-ophthalmic and ophthalmic diseases. We intend to become a leader in developing innovative therapeutics to address neuro-ophthalmic and ophthalmic diseases characterized by significant medical needs with large market opportunities. To accomplish this objective, we plan to focus on successful completion of our key strategic initiatives. For the ophthalmic franchise, we are focused on advancing the clinical and regulatory plans of OCS-01 to bring a first-in-class topical eye drop therapy for the treatment in DME and developing Licaminlimab for precision medicine for DED. Furthermore, we are advancing the development of Privosegtor in ON and NAION, and exploring additional broader indications in neuro-ophthalmology.

Our pipeline currently includes three clinical-stage therapeutic candidates: OCS-01, Licaminlimab (OCS-02) and Privosegtor (OCS-05). OCS-01 is an eye drop candidate which aims to be the first non-invasive topical treatment for DME. It is presently being evaluated in two ongoing Phase 3 clinical trials for DME, with topline results expected in the second quarter of 2026. Licaminlimab is a product candidate for the treatment of keratoconjunctivitis sicca, or dry eye disease (“DED”), which we are advancing with a precision medicine approach. After a successful FDA meeting in the first quarter of 2025, we initiated the PREDICT-1 registrational Phase 2/3 trial with a genotype-based approach to investigate Licaminlimab in DED in the fourth quarter of 2025 for which topline results are expected in the fourth quarter of 2026. Privosegtor is a neuroprotective candidate that has the potential to become a novel therapy for optic neuritis (“ON”), non-arteritic anterior ischemic optic neuropathy (“NAION”), potentially other neuro-ophthalmic diseases, neurological diseases and beyond. Following a successful meeting with the FDA in the third quarter of 2025, we advanced Privosegtor into a registrational program called PIONEER for ON and NAION.

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. The National Eye Institute, a part of the U.S. National Institutes of Health, estimates that in the United States, blindness or significant visual impairment impacts approximately seven million people, including those with vision loss resulting from retinal diseases such as DME, macular degeneration, DR, and RVO; disorders caused by swelling and inflammation such as DED; and glaucoma, among other disease states. For glaucoma more specifically, the American Glaucoma Society highlighted a tremendous unmet need for therapies, independent of intraocular pressure (IOP) lowering agents, that can offer neuroprotection, neurorecovery and/or neuroregeneration. Of note, retinal neuroprotection has been considered the next frontier in ophthalmic disease as the discovery of novel neuroprotection strategies will fill a critical unmet need for multiple neuro-ophthalmic conditions. It is estimated that the global spending for ophthalmology therapeutics will reach approximately $33 billion in 2027, according to an industry source.

To date, we have primarily financed our operations through the proceeds from share issuances and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we have a product candidate approved for commercialization, and we begin to generate revenue and royalties from product sales. We have also incurred significant operating losses. We incurred net losses of CHF 99.0 million for the year ended December 31, 2025, and had accumulated losses of CHF 384.5 million as of December 31, 2025.

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

Business combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, we consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement (“BCA”) between Legacy Oculis and EBAC dated as of October 17, 2022. We received gross proceeds of CHF 97.6 million or $103.7 million comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (“PIPE”) investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into our ordinary shares. As a result of the transaction, each issued and outstanding EBAC public warrant (“BCA Public Warrants”) and EBAC private placement warrant (“BCA Private Warrants”) ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms (the BCA Public Warrants and the BCA Private Warrants collectively the “Warrants”). In connection with the Business Combination, Oculis became listed on the United States Nasdaq Global Market with the ticker symbol “OCS” for its ordinary shares and “OCSAW” for its public warrants.

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post acquisition-closing share volume weighted average price targets of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout Period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, during the Earnout Period.

The price targets of $15.00, $20.00 and $25.00 were met in November 2024, February 2025 and February 2026, respectively, resulting in an aggregate of 2,845,446 earnout shares vested and 159,453 earnout options outstanding and exercisable as of December 31, 2025, and an additional 948,549 earnout shares vested and 55,487 earnout options becoming exercisable in February 2026.

May 2023 Public Offering

On May 31, 2023, we entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters. On June 5, 2023 and June 13, 2023, we closed a public offering for the aggregate issuance and sale of 3,654,234 ordinary shares at a price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 38.2 million or $42.0 million before deducting underwriting discounts, commissions and offering expenses.

Registered Direct Offering and Nasdaq Iceland Main Market listing

On April 22, 2024, we closed a registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of our ordinary shares, at a purchase price of CHF 10.70 or $11.75 per share, and commenced trading of our ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024.

At-the-Market Offering Program

On May 8, 2024, we entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which we may offer and sell, from time to time at our sole discretion, ordinary shares having an aggregate offering price of up to $100.0 million (CHF 79.3 million) through Leerink Partners as our sales agent. On October 29, 2025, in conjunction with the November 2025 Underwritten Offering, discussed below, the Company suspended and terminated the ATM Offering Program. As of the date hereof, we have not sold any ordinary shares under the ATM Offering Program. We will not make any sales of our ordinary shares pursuant to the sales agreement unless and until a new prospectus, prospectus supplement or registration statement is filed. Other than the termination of the ATM Offering Program, the sales agreement remains in full force and effect.

Loan Facility

On July 31, 2025, the Company entered into an amended and restated agreement for its existing loan facility (the “Amended Loan Agreement”) with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by BlackRock, Inc. The Amended Loan Agreement replaces the prior loan agreement between the Company and the Lender dated May 29, 2024, with an upsized structure to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million) (the “Loan”), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company. No amounts were drawn under the Amended Loan Agreement during the year ended December 31, 2025.

Loan 1 will be available for drawdown from closing until November 15, 2026, which period may be shortened upon the occurrence of a development milestone. Loans 2 and 3 will be available for drawdown prior to November 15, 2026 and December 31, 2026, respectively, in each case subject to satisfaction of certain pre-specified conditions. The availability of any funds under a drawdown of Loans 1, Loan 2 or Loan 3 is conditional upon, together with other conditions, the Company having a debt-to-market cap ratio (where debt includes the amount of all amounts drawn down to date and the proposed drawdown) equal to or less than 15% at the time of each draw down.

Borrowings under Loan 1, 2 and 3 will bear interest at a fixed rate (cash and PIK) of 9.7%, 9.6% and 9.5% per annum, respectively. The Loan will have an interest-only period of, in respect of Loans 1, 2 and 3, from the relevant drawdown date until December 31, 2027, March 31, 2028 and June 30, 2028, respectively. The interest-only periods for each of Loans 1 and 2 will be shortened to December 31, 2026 if certain conditions are not met. In the event the interest-only periods for Loans 1 and 2 are shortened, Loans 1 and 2 will mature on 30 June 2029. In the event the interest-only periods are not shortened, Loans 1, 2 and 3 will expire on 31 December 2029.

The Company may prepay all, but not part, of the term loan amounts at any time other than, unless the Lender agrees otherwise, by notifying the Lender in advance. The Loan is subject to mandatory prepayment in the event of a change of control or specified asset dispositions or licenses, subject to certain exceptions and thresholds. There are additional fees (including prepayment premia) payable to the Lender in the event the loan is prepaid either mandatorily or voluntarily. The Lender received a restatement fee of CHF 0.5 million in connection with the Amended Loan Agreement. The Lender is eligible to receive an aggregate of approximately CHF 0.6 million in additional transaction fees payable upon the Company’s eligibility to receive and actual receipt of future drawdowns. The Lender will be eligible to receive certain non-utilisation fees. On the date on which the Loan is prepaid or falls due for repayment in full, the Lender is eligible to receive an end of loan fee of, in relation to each of Loans 1, 2 and 3, 4.5% of the amount drawn down under the relevant loan. The Loan contains customary affirmative and negative covenants.

As additional consideration for the Loan, Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), and the Company entered into an amended warrant (the “Amended Warrant”) to purchase up to 494,259 of the Company’s ordinary shares, subject to vesting, at a price per ordinary share equal to $12.17 with respect to 361,011 shares from the prior warrant agreement, and $18.64 with respect to the remaining 133,248 shares reflecting the upsized facility, subject to adjustment. The Amended Warrant amends the prior warrant issued to Holder on May

29, 2024. As of the signing date, the Amended Warrant is exercisable for 59,310 ordinary shares, of which 43,321 shares were previously granted. Following the drawdown of each of Loans 1, 2 and 3, the Amended Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Amended Warrant will be exercisable for a period of up to seven years from the date of vesting and the Amended Warrant will terminate at the earliest of (i) December 31, 2033, (ii) such earlier date on which the Amended Warrant is no longer exercisable for any warrant shares in accordance with its terms and (iii) the acceptance by the Company’s shareholders of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Amended Warrant also includes customary F-3 resale and piggyback registration rights and anti-dilution provisions.

The Amended Warrant had not been exercised in part or in full as of December 31, 2025.

February 2025 Underwritten Offering

On February 14, 2025, we entered into an underwriting agreement with BofA Securities Inc. and Leerink Partners LLC, as a representative of the several underwriters in connection with an offering of 5,000,000 of our ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 (CHF 18.05) per share, for total gross proceeds of $100.0 million (CHF 90.2 million), before deducting underwriting discounts, commissions and offering expenses. The offering closed on February 18, 2025.

November 2025 Underwritten Offering and Registered Direct Offering

On November 3, 2025, we closed offerings of an aggregate of 5,432,098 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.25 (CHF 16.33) per share for total gross proceeds of $110.0 million (CHF 88.7 million) before deducting underwriting discounts, commissions and offering expenses. This offering was carried out with 2,635,801 shares out of the Company’s existing capital band and 2,796,297 shares previously held in treasury by the Company.

Components of Results of Operations

Revenue

We have not generated any revenue from product sales since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or if we enter into collaboration or licensing agreements with third parties, we may generate revenue in the future from a combination of product sales and payments from such collaboration or licensing agreements. However, there can be no assurance as to when we will generate such revenue, if at all.

Grant Income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. We maintain a subsidiary in Iceland that provides research and development for our product candidates. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. We do not anticipate generating significant grant income in the near future.

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

Research and development expenses include:

•
personnel-related expenses, including salaries, related benefits and equity-based compensation expense, for employees and third-party consultants engaged in research and development functions;
•
expenses incurred in connection with the preclinical and clinical development of our product candidates and programs, including under agreements with clinical research organizations (“CROs”), as well as clinical trial investigative sites and consultants that conduct our clinical trials;
•
costs related to contract manufacturing organizations (“CMOs”) that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as costs of acquiring and manufacturing non-clinical and clinical trial materials, including manufacturing registration and validation batches;
•
costs related to non-clinical studies and other scientific development services;
•
costs related to compliance with quality and regulatory requirements; and
•
costs related to formulation research, IP expenses, facilities, overhead, depreciation and amortization of laboratory equipment and other expenses.

For the years ended December 31, 2025 and 2024, no research and development costs were capitalized by the Company.

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

General and Administrative expenses

General and administrative expenses consist primarily of internal and external costs related to executive management, finance and accounting functions, legal, business development, corporate insurance, corporate and investor communications, pre-commercial and other administrative functions and operating costs.

Finance Income (Expense)

Finance income (expense) consists primarily of interest income on fixed term deposits.

Fair value adjustment on warrant liabilities

Fair value adjustment on warrant liabilities reflects the changes in fair value of our warrant instruments. The fair value of our public and private placement warrants (“BCA Warrants”) is dependent on the change in the underlying market price of the public warrants and the number of outstanding warrants at the reporting date. This fair value is, in general, directly correlated with the market price of our warrants. Assuming the number of outstanding warrants remains constant, we would expect a fair value loss due to an increase in the market price of the warrants, and a fair value gain due to a decrease in the market price of the warrants. The fair value of the BlackRock Warrant is dependent on the change in the Black-Scholes fair value and the number of outstanding warrants at the reporting date.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gains and losses consist of currency exchange differences that arise from transactions denominated in currencies other than Swiss Francs.

Income Tax Expense

We are subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Zug, and Commune of Zug, as well as in the Canton of Vaud, and Commune of Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular the United States, France, Hong Kong and Iceland where our wholly owned subsidiaries are incorporated.

We are entitled, under Swiss laws, to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes owed. As of December 31, 2025, we had tax loss carry-forwards totaling CHF 106.9 million. There is no certainty that we will make sufficient profits to be able to utilize tax loss carry-forwards in full and no deferred tax assets have been recognized in the financial statements.

A. Operating Results

The following table summarizes our results of operations for the periods presented:

	For the years ended December 31,
	2025	2024	Change	% Change
Grant income	1,199	686	513	74.8%
Operating income	1,199	686	513	74.8%
Research and development expenses	(57,085)	(52,083)	(5,002)	(9.6%)
General and administrative expenses	(25,786)	(21,807)	(3,979)	(18.2%)
Operating expenses	(82,871)	(73,890)	(8,981)	(12.2%)
Operating loss	(81,672)	(73,204)	(8,468)	(11.6%)
Finance income	1,770	2,168	(398)	(18.4%)
Finance expense	(833)	(639)	(194)	30.4%
Fair value adjustment on warrant liabilities	(12,294)	(15,531)	3,237	(20.8%)
Foreign currency exchange gain (loss)	(6,114)	1,269	(7,383)	(581.8%)
Finance result	(17,471)	(12,733)	(4,738)	(37.2%)
Loss before tax for the period	(99,143)	(85,937)	(13,206)	(15.4%)
Income tax benefit (expense)	186	160	26	(16.3%)
Loss for the period	(98,957)	(85,777)	(13,180)	(15.4%)

Comparison of the Years Ended December 31, 2025 and 2024

Grant Income

Grant income for the years ended December 31, 2025 and 2024 were CHF 1.2 million and CHF 0.7 million, respectively. The grant income is dependent upon the Icelandic government making such reimbursement available for qualified research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the years ended December 31,
	2025	2024	Change	% Change
Personnel expenses	18,849	11,114	7,735	69.6%
Payroll and related expenses	9,851	6,085	3,766	61.9%
Share-based compensation	8,998	5,029	3,969	78.9%
Other operating expenses	38,236	40,969	(2,733)	(6.7%)
External service providers	36,818	40,127	(3,309)	(8.2%)
Other operating expenses	1,077	573	504	88.0%
Depreciation expense	341	269	72	26.8%
Total research and development expenses	57,085	52,083	5,002	9.6%

Research and development expenses were CHF 57.1 million for the year ended December 31, 2025 compared to CHF 52.1 million for the year ended December 31, 2024. The net increase of CHF 5.0 million, or 9.6%, was primarily due to advancements in our late-stage development portfolio, including Privosegtor development activities and the DIAMOND clinical program. The cost increases were partially offset by a decline in Licaminlimab development costs due to the completion of RELIEF Phase 2 trial in 2024 and commencement of PREDICT registrational trial in late 2025.

The table below represents the breakdown of research and development expenses by project:

	For the years ended December 31,
	2025	2024	Change	% Change
OCS-01	35,497	32,400	3,097	9.6%
Licaminlimab	7,666	11,931	(4,265)	(35.7%)
Privosegtor	10,938	4,266	6,672	156.4%
Other development projects	2,984	3,486	(502)	(14.4%)
Total research and development expenses	57,085	52,083	5,002	9.6%

For the year ended December 31, 2025, research and development expenses were driven by increased development costs related to the advancement of Privosegtor, as well as the OCS-01 Phase 3 DIAMOND-1 and DIAMOND-2 clinical trials in DME which completed enrollment in April 2025 and for which we expect topline results in Q2 2026.

General and Administrative Expenses

	For the years ended December 31,
	2025	2024	Change	% Change
Personnel expenses	14,997	11,476	3,521	30.7%
Payroll and related expenses	7,951	6,723	1,228	18.3%
Share-based compensation	7,046	4,753	2,293	48.2%
Other operating expenses	10,789	10,331	458	4.4%
External service providers	8,200	7,445	755	10.1%
Other operating expenses	2,384	2,749	(365)	(13.3%)
Depreciation expense	205	137	68	49.6%
Total general and administrative expenses	25,786	21,807	3,979	18.2%

General and administrative expenses were CHF 25.8 million for the year ended December 31, 2025, compared to CHF 21.8 million for the year ended December 31, 2024. The increase of CHF 4.0 million, or 18.2%, was primarily driven by an increase in share-based compensation expense due to new equity grants and increased grant value for equity awards granted in 2025.

Finance Income and Finance Expense

	For the years ended December 31,
	2025	2024	Change	% Change
Finance income	1,770	2,168	(398)	(18.4%)
Finance expense	(833)	(639)	(194)	30.4%
Total finance income	937	1,529	(592)	(38.7%)

We realized net finance income of CHF 0.9 million for the year ended December 31, 2025 compared to CHF 1.5 million for the year ended December 31, 2024. Finance income decreased CHF 0.4 million due to lower interest income from our short-term bank deposits in 2025 compared to 2024. Finance expense increased CHF 0.2 million due to the amortization of transaction costs related to the July 2025 Amended Loan Agreement.

Fair Value Adjustment on Warrant Liabilities

	For the years ended December 31,
	2025	2024	Change	% Change
Fair value adjustment on warrant liabilities	(12,294)	(15,531)	3,237	(20.8)%

We recorded fair value adjustment losses on warrant liabilities of CHF 12.3 million and CHF 15.5 million, respectively, for the years ended December 31, 2025 and 2024, primarily due to increases in the market price of the BCA Warrants during the periods.

Foreign Currency Exchange Gain (Loss)

	For the years ended December 31,
	2025	2024	Change	% Change
Foreign currency exchange gain (loss)	(6,114)	1,269	(7,383)	(581.8%)

We recorded a foreign currency exchange loss of CHF 6.1 million for the year ended December 31, 2025, compared to a gain of CHF 1.3 million for the year ended December 31, 2024. The foreign currency exchange activity reflects fluctuations of the U.S. dollar against the Swiss Franc impacting our cash and short-term financial assets balances, which were net unfavorable in 2025 and favorable in 2024.

Comparison of Years Ended December 31, 2024 and 2023

For a discussion of the financial results and condition for the fiscal year ended December 31, 2023, please refer to our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 19, 2024. For a comparison of years ended December 31, 2024 and 2023 please refer to our Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 11, 2025.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products in the near future. We incurred a loss of CHF 99.0 million and a cash outflow from operations of CHF 66.3 million for the year ended December 31, 2025. As of December 31, 2025 and 2024, we had cash, cash equivalents and short-term investments of CHF 213.0 million and CHF 98.7 million, respectively. We had accumulated losses of CHF 384.5 million and CHF 285.6 million as of December 31, 2025 and 2024, respectively.

On April 22, 2024, we closed a registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance of 5,000,000 ordinary shares, nominal value CHF 0.01 per share, at a purchase price of CHF 10.70 or $11.75 per share, and commenced trading of our ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024.

On May 8, 2024, we entered into a sales agreement with Leerink Partners with respect to an ATM Offering Program under which we may offer and sell, from time to time at our sole discretion, ordinary shares having an aggregate offering price of up to $100.0 million (CHF 79.3 million) through Leerink Partners as our sales agent. On October 29, 2025, in conjunction with the November 2025 Underwritten Offering, the Company suspended and terminated the ATM Offering Program. As of the date hereof, we have not sold any ordinary shares under the ATM Offering Program. We will not make any sales of our ordinary shares pursuant to the sales agreement unless and until a new prospectus, prospectus supplement or registration statement is filed. Other than the termination of the ATM Offering Program, the sales agreement remains in full force and effect.

On February 18, 2025, we closed an underwritten offering for the issuance and sale of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 or CHF 18.05 per share, for total gross proceeds of CHF 90.2 million or $100.0 million.

On July 31, 2025, we amended our existing loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by BlackRock, Inc. (the “Amended Loan Agreement”). The Amended Loan Agreement is structured to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of

CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million, which may be made available by the Lender to us if mutually agreed in writing between us and the Lender.

On November 3, 2025, we closed concurrent underwritten and registered direct offerings of an aggregate of 5,432,098 ordinary shares, CHF 0.01 nominal value per share, at a price per share of $20.25 (CHF 16.33) for total gross proceeds of $110.0 million (CHF 88.7 million) before deducting underwriting discounts and commissions and offering expenses.

We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue invest in the development of our product candidates through additional research and development activities, including clinical trials. See “Risk Factors—Risks related to development and regulatory approval of our investigational therapies.” We will continue to incur additional costs associated with operating as a public company, including expenses related to legal, accounting, financial reporting and regulatory matters, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations.

Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our operations and capital expenses through at least the next twelve months from the date that this Annual Report is filed with the SEC without additional capital or drawdown from our loan facility. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. We may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities, our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions. For more information regarding these risks and factors that could influence our future capital requirements and the timing thereof, please see the section entitled “Risk Factors.”

Future Funding Requirements

Product development is expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. We will not generate revenue from product sales unless and until we successfully complete clinical development and are able to obtain regulatory approval for and successfully commercialize the product candidates we are currently developing or that we may develop.

Our product candidates, currently under development or that we may develop, will require significant additional research and development efforts, including extensive clinical testing and regulatory approval prior to commercialization.

If we obtain regulatory approval for one or more of our product candidates, we have the options of seeking strategic partnerships or commercializing such products ourselves. If we decide to pursue direct commercialization, we expect to incur significant expenses to develop our commercialization capabilities to support product sales, medical affairs, market access, and marketing and distribution activities, either alone or in collaboration with others. As a result, we may need substantial additional funding to support our continuing operations and pursue our growth strategy.

Until such time, if ever, when we can generate substantial product revenue, we may finance our operations through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, marketing, distribution or licensing arrangements or through other sources of funding. Adequate capital may not be available to us when needed or on acceptable terms. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares. Debt financing, such as the Amended Loan Agreement, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, grant third parties rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangements with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our shareholders. Please see the section entitled “Risk Factors—Risks related to our business, financial condition, capital requirements, or financial operations” for additional risks associated with our substantial capital requirements.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical development of our product candidates. In addition, we will continue to incur additional costs associated with operating as a dual-listed public company, including significant legal, accounting, investor relations and other expenses. Our expenses will also increase as we:

•
progress our Phase 3 clinical trials for OCS-01 for DME;
•
advance our Licaminlimab program into the PREDICT-1 clinical trial for DED and related manufacturing development activities;
•
advance Privosegtor in ON and NAION into the PIONEER registrational program;
•
advance our preclinical stage product candidates into clinical development;
•
seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;
•
hire additional clinical, regulatory, technical development, quality assurance and control, medical, scientific and other technical personnel to support our product development operations;
•
expand our operational, financial and management systems and increase personnel to support our operations;
•
meet the requirements and demands of being a dual-listed public company, including compliance with regulatory regimes and stock exchange rules in both the U.S. and Iceland;
•
maintain, expand, protect and enforce our intellectual property portfolio;
•
make milestone, royalty or other payments due under the license agreements with Novartis Technology LLC (“Novartis”) and Accure Therapeutics SL (“Accure”), described below, and any future in-license or collaboration agreements;
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

Material Cash Requirements for Known Contractual Obligations and Commitments

We have certain payment obligations under existing license and collaboration agreements. Under these agreements, we are required to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products.

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

As of December 31, 2025, we had paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of CHF 0.5 million. In December 2024, we achieved two milestones under the agreement for the IND approval and positive topline data readout from the ACUITY trial and recorded a liability of CHF 1.1 million ($1.2 million) in connection with those milestones, which was paid in 2025. The next clinical and regulatory milestone under the Accure Agreement will trigger a payment of CHF 2.1 million ($2.6 million) that the Company expects to pay in 2026. As of December 31, 2025, we could be further obligated to pay Accure (a) up to CHF 87.9 million ($110.9 million at the December 31, 2025 exchange rate) in the aggregate upon the achievement of additional future development, regulatory and sales milestones; (b) tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales of licensed products; and (c) high teens on sublicensing revenues received any time after 36 months from the agreement effective date, and a higher percentage on sublicensing revenues received prior to such date, in all cases subject to reduction for any amounts that were previously paid or are concurrently or later paid by us to Accure pursuant to our milestone payment obligations and such amounts received from a sublicensee will be deduced from amounts owed to Accure. Our royalty payment obligations are subject to certain reductions and expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of any licensed patent covering such licensed product in such country; (ii) the expiration of such licensed product’s Orphan Drug status, if any, in such country; or (iii) ten (10) years following the date of first commercial sale of such licensed product in such country (the “Payment Period”).

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

We paid in full the contractual non-refundable upfront payment to Alcon of CHF 4.7 million ($4.7 million at the exchange rate at the time of payment) in cash and issued 401,709 ordinary shares (recast subsequent to the BCA) for the residual between the fair value and the upfront payment. This was accounted for as a share-based payment transaction under IFRS 2. As of December 31, 2025, we could be obligated to pay Novartis up to an additional CHF 76.9 million ($97.0 million at the December 31, 2025 exchange rate) in the aggregate upon the achievement of certain development, regulatory, sales and other milestones and tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales. In consideration for the exclusive sublicense from Novartis under certain third-party intellectual property rights, we are obligated to pay a low-single digit royalty on our net sales of the licensed product, however, such payments will be deducted from royalties payable to Novartis. Our royalty payment obligations are subject to certain reductions and expire with respect to any licensed product on a country-by-country basis upon the later of (a) the expiration of the last to expire valid claim of any licensed patent covering any such licensed product in such country; (b) the expiration of the period of data exclusivity in any country worldwide; or (c) twelve (12) years after first commercial sale of such licensed product in such country (“Royalty Term”).

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

Other Commitments

The majority of our near term cash needs relate to our clinical and Chemistry, Manufacturing and Controls projects. We have conducted research and development programs through collaborative arrangements that include, among others, arrangements with universities, CROs and clinical research sites. As of December 31, 2025, commitments for external research and development projects totaled CHF 42.0 million, with CHF 31.4 million due within one year and CHF 10.5 million due between one and five years.

In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

We have entered into three real estate lease agreements for lab and office facilities. At December 31, 2025, these lease agreements have aggregate lease liabilities of CHF 0.6 million due within one year and CHF 2.4 million due in more than one year.

Refer to Notes 10, 18 and 20 to our audited consolidated financial statements included elsewhere in this Annual Report for further details on our obligations and timing of expected future payments.

Cash Flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the years ended December 31,
	2025	2024	Change	% Change
Net cash outflow for operating activities	(66,304)	(48,919)	(17,385)	35.5%
Net cash outflow for investing activities	(60,934)	(16,083)	(44,851)	278.9%
Net cash inflow for financing activities	186,918	53,976	132,942	246.3%
Increase (decrease) in cash and cash equivalents	59,680	(11,026)	70,706	(641.3%)

Total cash, cash equivalents and short-term investments were CHF 213.0 million as of December 31, 2025, which represents an increase of CHF 114.3 million from CHF 98.7 million at December 31, 2024. The increase was primarily due to the February 2025 and November 2025 offerings, partially offset by ongoing operations of the Company.

Operating Activities

For the year ended December 31, 2025, operating activities used CHF 66.3 million of cash, primarily consisting of a loss before tax of CHF 99.1 million, partially offset by non-cash adjustments of CHF 33.0 million and working capital adjustments. Non-cash adjustments primarily consisted of CHF 16.0 million of share-based compensation expense, CHF 12.3 million fair value adjustment loss on warrant liabilities, and CHF 4.0 million of financial result comprised primarily of foreign exchange losses on U.S. dollar liquid asset balances during the period and interest income. Working capital adjustments consisted of a CHF 2.3 million decrease in other current assets, driven by a decrease in prepaid clinical and technical development expenses due to the advancements of clinical trials, primarily the OCS-01 DIAMOND-1 and DIAMOND-2 trials in DME which started in December 2023 and February 2024, respectively, and completed enrollment in April 2025, partially offset by a CHF 1.9 million timing related decrease in payables and accrued liabilities, and a CHF 0.4 million increase in accrued income related to Icelandic government research and development cost reimbursements.

For the year ended December 31, 2024, operating activities used CHF 48.9 million of cash, primarily consisting of a loss before tax of CHF 85.9 million, partially offset by non-cash adjustments of CHF 23.0 million and working capital adjustments of CHF 14.3 million. The decrease in net working capital was driven by an increase of CHF 9.4 million in accrued expenses and other payables, a decrease in other current assets of CHF 5.0 million due to advancements of clinical trials in 2024 that commenced during the fourth quarter of 2023 which resulted in recording of expenses and lowering of prepaid balances and a CHF 0.2 million decrease in accrued income. Non-cash adjustments primarily consisted of CHF 9.8 million of share-based compensation expense, CHF 15.5 million fair value adjustment loss on warrant liabilities, partially offset by CHF 2.7 million of financial result composed of foreign exchange transactions and interest income.

Investing Activities

For the year ended December 31, 2025, investing activities used CHF 60.9 million in cash, primarily driven by CHF 60.8 million for investments in current fixed term bank deposits, net of maturities, as well as a CHF 1.1 million milestone payment to Accure. These outflows were partially offset by CHF 1.2 million of interest received on short term financial assets.

For the year ended December 31, 2024, investing activities used CHF 16.1 million in cash, primarily consisting of CHF 17.3 million for investments in current fixed term bank deposits, net of maturities, partially offset by CHF 1.5 million of interest received on short term financial assets.

Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was CHF 186.9 million, which primarily consisted of CHF 178.9 million of net proceeds received from the issuance and sale of shares in the February 2025 and November 2025 underwritten offerings, CHF 19.8 million received from the exercise of warrants and CHF 1.9 million of proceeds from the exercise of stock options, partially offset by CHF 13.2 million of transaction costs related to financing activities.

For the year ended December 31, 2024, net cash provided by financing activities was CHF 54.0 million, which primarily consisted of proceeds received from the issuance and sale of shares in a registered direct offering.

For a discussion of our cash flows for the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F filed with the SEC on March 11, 2025.

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

Name	Age	Title
Non-Employee Directors
Anthony Rosenberg	73	Chairman of the Board of Directors
Christina Ackermann	61	Director
Lionel Carnot	58	Director
Arshad M. Khanani	47	Director
Martijn Kleijwegt	71	Director
Geraldine O’Keeffe	59	Director
Robert K. Warner	59	Director
Executive Committee
Riad Sherif, M.D.	58	Chief Executive Officer and Director
Sylvia Cheung	51	Chief Financial Officer
Páll Ragnar Jóhannesson	45	Chief Business Officer

Non-Employee Directors

Anthony Rosenberg, 73, has served as Chairman of the board of directors of Oculis since April 2018. Since April 2015, Mr. Rosenberg has served as the Chief Executive Officer of TR Advisory Services GmbH. Additionally, from April 2015 to April 2020, Mr. Rosenberg served as a Managing Director of MPM Capital. Prior to that, from 2005 to 2012, Mr. Rosenberg held a series of business development and licensing positions of increasing seniority at Novartis, and most recently, from 2012 to 2015, Mr. Rosenberg served as the Corporate Head of M&A and Licensing at Novartis International AG. Mr. Rosenberg currently serves on the boards of directors of Argenx BV, Cullinan Therapeutics Inc. (previously Cullinan Oncology) and Nuclidium AG. Mr. Rosenberg previously served on the boards of directors of SiO2 Materials Science, TriNetX and Radius Health, Inc. Mr. Rosenberg holds a B.Sc. (Hons) from the University of Leicester and a M.Sc. in Physiology from the University of London.

Christina Ackermann, 61, has served as a member of the board of directors of Oculis since March 2023. Ms. Ackermann serves as the Chair of the board of directors of Virometix, and sits on the Audit Committee and Chairs the Remuneration Committee at Virometix. From January 2022 to May 2023, Ms. Ackermann served as Executive Vice President, General Counsel & President of Ophthalmic Pharmaceuticals at Bausch + Lomb. Ms. Ackermann joined Bausch Health as Executive Vice President, General Counsel, in August 2016. Prior to Bausch Health, Ms. Ackermann was part of the Novartis group of companies for 14 years, most recently serving as Senior Vice President, General Counsel for Alcon, where she was responsible for the legal, intellectual property and compliance functions, in addition to Trade Compliance Function, Enterprise Risk Management and Diversity & Inclusion. Previously, she served as Global Head, Legal and General Counsel at Sandoz, the generics division of Novartis, from 2007 to 2012. She joined Novartis Pharma in 2002 as Head, Legal Technical Operations and Ophthalmics, and assumed the role of Head Legal General Medicine in July 2005. Before Novartis, Ms. Ackermann served in Associate General Counsel roles with Bristol Myers Squibb and DuPont Pharmaceuticals, as well as in private practice, where she focused on securities, and mergers & acquisitions. From August 2021 to March 2023, Ms. Ackermann served on the board of directors of Graybug Vision, where she was Chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. Between March 2022 and January 2024, Ms. Ackermann served on the American Glaucoma Society Foundation Advisory Board. From September 2023 to October 2025, Ms. Ackermann served on the board of directors of Verona Pharma, where she was a member of the Commercial Committee and the Audit Committee. Ms. Ackermann holds an LL.B in law from Queen’s University in Ontario, Canada and a post graduate degree in EU competition law from King’s College in London, England.

Lionel Carnot, 58, has served as a member of the board of directors of Oculis since December 2017. Since March 2012, Mr. Carnot has served as Partner of Earlybird Venture Capital. Additionally, from 2005, Mr. Carnot served as a Managing Director of Bay City Capital LLC until 2020. Prior to that, from 2000 to 2005, Mr. Carnot served as an Associate of The Pritzker Organization, LLC. Before that, from 1999 to 2000, Mr. Carnot served as a Principal of Oracle Partners. Prior to that, from 1997 to 1998, Mr. Carnot served as a Senior Associate of Booz Allen and Hamilton. Before that, from 1995 to 1997, Mr. Carnot served as a Product Manager of Eli Lilly & Co. Prior to that, from 1991 to 1994, Mr. Carnot served as a Senior Consultant of Accenture. Before that, from 1989 to 1991, Mr. Carnot served as a sales and marketing professional at Rhone-Poulenc. Mr. Carnot currently serves on the board of directors of Priothera. Mr. Carnot previously served on the board of directors of Atlantic Therapeutics, Merus, Interleukin Genetics, Madrigal Pharmaceuticals Inc., Nabsys, Bioseek, Pathway Diagnostics, Reliant Pharmaceuticals, IQONE Healthcare, and iSTAR Medical. Mr. Carnot holds an MBA with Distinction from INSEAD and a M.Sc. in Molecular Biology from the University of Geneva.

Arshad M. Khanani, M.D., 47, has served as a member of the board of directors of Oculis since May 2024. Dr. Khanani founded the clinical research section at Sierra Eye Associates, and currently serves as its Managing Partner, Director of Clinical Research, and Director of Fellowship. He has been a principal investigator for more than 120 clinical trials and a top enroller in the United States for multiple Phase 1-3 trials. He is also a Clinical Professor at the University of Nevada, Reno School of Medicine and is an elected member of the Retina Society, Macula Society. Dr. Khanani completed his Fellowship in Vitreo-Retinal Diseases and Surgery at the UT Southwestern Medical Center, his Chief Resident in Ophthalmology and his Ophthalmology Residency Program at Texas Tech University Health Sciences Center, where he also received his Doctor of Medicine (M.D.) degree. Dr. Khanani completed an Internship in Internal Medicine at Baylor College and received a Master and Bachelor of Arts (M.A. and B.A.) in Chemistry from Washington University in St. Louis.

Martijn Kleijwegt, 71, has served as a member of the board of directors of Oculis since March 2023. Previously, he served as a member and the Chairman of the EBAC Board from EBAC’s inception in January 2021 to March 2023. Mr. Kleijwegt founded LSP in 1998 and is currently a partner at EQT Life Sciences (f/k/a Life Science Partners). Mr. Kleijwegt has over 30 years of hands-on finance and investment experience. Mr. Kleijwegt currently serves on the boards of Vico Therapeutics International BV, AM-Pharma Holding BV, Avidicure Holding BV, Pantera NV and LSP Advisory BV. Mr. Kleijwegt previously served on the board of directors of OxThera AB and Vicentra BV. Mr. Kleijwegt has a master’s degree in Economics from Amsterdam University.

Geraldine O’Keeffe, 59, has served as a member of the board of directors of Oculis since March 2023. Ms. O’Keeffe joined LSP in 2008. She became a Partner of the firm in 2010. Ms. O’Keeffe’s prime focus and responsibility within LSP is to invest in listed securities. Prior to joining LSP, she held the position of Senior Healthcare Analyst at Fortis Investment Banking. In that position, she researched a wide range of innovative life sciences companies, both in Europe and the US. Before joining the financial community, she worked within the life sciences industry for a number of years, gaining first-hand product development experience in a commercial setting. Prior to working in the industry, she lectured in Biomedical Sciences for several years at the Dublin Institute of Technology. From July 2022 to July 2025, Ms. O’Keeffe served on the board of directors of T-Knife Therapeutics, where she was a member of the Audit Committee. Ms. O’Keeffe has a Bachelor’s degree in Biochemistry and Microbiology from University College Cork and a Master’s degree in Biotechnology from University College Galway. She also conducted post-graduate research, inter alia at the prestigious Max Planck Institute for Biophysical Chemistry in Göttingen, Germany. In addition, Ms. O’Keeffe is also a graduate of The Dublin School of Business.

Robert K. Warner, 59, has served as a member of the board of directors of Oculis since May 2024. Mr. Warner serves on the board of another public company, RXSight, Inc., where he also serves as chair of the nominating and corporate governance committee. In addition, Mr. Warner serves on the board of three private medical device companies, i-Lumen Scientific, where he is also a member of the compensation committee, EyeYon Medical, where he also serves as chairman of the board, and Qlaris Bio. From March 2022 to February 2025, Mr. Warner served on the board of INARI Medical Inc., where he also served as a member of the audit committee. Mr. Warner served as President and General Manager of Alcon Vision Care Franchise Alcon Laboratories from August 2015 until February 2018. Prior to that, Mr. Warner served as President, U.S. and Canada, for Alcon from January 2012 to July 2015 and as President, Canada and Latin America, for Alcon from November 2010 to January 2012. From January 2005 to October 2010, Mr. Warner served in increasing positions of responsibility for Alcon. Mr. Warner was a member of the Alcon

Executive Leadership Team for over 10 years and led the Alcon transition from Nestle to Novartis majority ownership. Mr. Warner holds a B.S. in Chemistry from Pace University and an MBA from Rutgers University.

Executive Committee Members

Riad Sherif, M.D., 58, has served as the Chief Executive Officer and member of the board of directors of Oculis since December 2017. Previously, from June 2016 to September 2017, Dr. Sherif served as Entrepreneur in Residence at the Novartis Venture Fund. Before that, Dr. Sherif served as the President of Europe, Middle East and Africa of Alcon, Inc. from March 2014 to May 2016. Prior to that, from January 2002 to April 2014, Dr. Sherif held roles of increasing responsibility at Novartis AG, including as the Global Sales Head in the Transplant and Infectious Disease unit, as the Head for Latin America in transplant and infectious disease, as the President of the Novartis Vaccines and Diagnostics Division for Latin America and where he co-founded Synergium a leading biotech company, and most recently as the President of Novartis Pharmaceuticals, Canada and Novartis Country President. Prior to Novartis, Dr. Sherif worked for several pharmaceutical companies, holding positions of increasing seniority, mainly in marketing and general management with international scope. Dr. Sherif currently serves as a member of the board of directors of Revenio Group Oyi. Dr. Sherif previously served as the Vice Chairman for the Innovative Medicine Canada Association, as the Chairman of In-Vivo Montreal, and as the Chairman of the Board Ophthalmic Surgery and Vision Care of Eucomed. Dr. Sherif is a Medical Doctor by training, and holds an MBA from IMD Business School and a Specialized Master’s Degree in Medical Management from ESCP.

Sylvia Cheung, 51, has served as the Chief Financial Officer of Oculis since September 2020. Prior to that, from October 2005 to August 2020, Ms. Cheung held executive positions at Anika Therapeutics, Inc., a publicly-traded joint preservation company. Most recently, from April 2013 to August 2020, Ms. Cheung served as the Chief Financial Officer of Anika Therapeutics, Inc. Previously, from 2000 to 2005, Ms. Cheung held a series of financial management positions of increasing responsibility at Transkaryotic Therapies, Inc., which was acquired by Shire Pharmaceuticals in 2005. Before that, from 1995 to 2000, Ms. Cheung served as a Senior Associate at PricewaterhouseCoopers. Ms. Cheung holds a Bachelor of Business Administration degree in Accounting from the University of Massachusetts in Amherst, an MBA from Boston University, and was certified as Certified Public Accountant in Massachusetts.

Páll Ragnar Jóhannesson, 45, has served as the Chief Business Officer of Oculis since January 2024. Previously, from September 2020 to January 2024, Mr. Jóhannesson served as the Chief Strategy Officer of Oculis, and from January 2018 to September 2020, Mr. Jóhannesson served as the Chief Financial Officer of Oculis. Additionally, Mr. Jóhannesson has served as the Managing Director of Oculis Iceland ehf. since May 2015. Prior to that, from February 2012 to April 2015, Mr. Jóhannesson held a series of corporate finance positions of increasing responsibility at Straumur Investment Bank, and most recently, from September 2013 to April 2015, Mr. Jóhannesson served as the Managing Director, Corporate Finance. Before that, from January 2009 to November 2011, Mr. Jóhannesson served as a Director, Corporate Finance at Íslandsbanki and its predecessor Glitnir Bank. Mr. Jóhannesson currently serves as a director of Tæknisetur ehf. Mr. Jóhannesson holds a B.Sc. in Industrial Engineering from the University of Iceland, an M.Phil in Management Science from the University of Cambridge, and was certified as securities broker in Iceland.

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

Compensation of Directors

Our board of directors adopted a board of directors’ compensation policy that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. As of December 31, 2025, we pay each eligible director who is not an employee of the Company annual cash retainers, as set forth below. Lionel Carnot, Martijn Kleijwegt and Geraldine O’Keeffe did not receive any compensation for their services on the Board of Directors during the year ended December 31, 2025 due to policy requirements of their employers which are investors in the Company.

Annual Cash Retainer
Board of Directors Chair	$89,000
Board of Directors Member	$48,000
Audit Committee Chair	$20,000
Audit Committee Member	$12,000
Remuneration Committee Chair	$15,000
Remuneration Committee Member	$7,500
Nomination and Governance Committee Chair	$11,000
Nomination and Governance Committee Member	$5,500

In addition, each eligible director elected or appointed to our board of directors is eligible to participate in the Stock Option and Incentive Plan Regulation 2023 of the Company (the “2023 Plan”), subject to its terms and conditions as approved and amended by our board of directors from time to time. Upon joining Oculis, we issue to eligible directors a one-time equity incentive award in the form of RSUs, stock options or similar awards under the 2023 Plan or other equity incentive plans then in effect, at an estimated equity value of $400,000. The exact number of options to be granted and the vesting schedule shall be determined by the Board in the grant notice in its free discretion and only such grant notice shall have legal effect. We will also issue to eligible directors an annual equity incentive award in the form of RSU’s, stock options or similar awards under the 2023 Plan or other equity incentive plans then in effect, at an estimated equity value of $250,000, generally granted on the date of our annual general meeting.

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

Compensation of Directors and Executive Committee Members

For the year ended December 31, 2025, the aggregate compensation earned by the members of our board of directors and our executive committee members for services in all capacities was CHF 14.3 million.

For the year ended December 31, 2025, fees, salaries and other short-term employee benefits earned by the members of our board of directors and our executive committee members was CHF 2.5 million.

The amount contributed by us to provide post-employment benefits to executive committee members amounted to a total of CHF 0.2 million for the year ended December 31, 2025.

During the year ended December 31, 2025, 293,210 options to purchase ordinary shares and 470,048 RSUs were granted to members of our board of directors and members of our executive committee for a total fair value of CHF 11.5 million.

See Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report for further details regarding the share options, stock appreciation rights and RSUs, including the exercise price and the expiration date.

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

Code of Business Conduct and Ethics

Our board of directors adopted a Code of Business Conduct and Ethics applicable to the directors, executive committee members and employees that complies with the rules and regulations of the United States Nasdaq Global Market, the Nasdaq Iceland Main Market and the SEC. The Code of Business Conduct and Ethics is available on our website. In addition, we posted on the Corporate Governance section of our website all disclosures that are required by law or United States Nasdaq Global Market listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report.

Stock Option and Incentive Plan Regulation 2023

The 2023 Plan was approved by our board of directors on March 2, 2023 and amended in May 2024, and provides for the grant of options, restricted stock awards, restricted stock units and stock appreciation rights.

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

The 2023 Plan provides for up to 12,480,000 registered shares to be reserved and available for grant or issuance. In the event registered shares that otherwise would have been issuable under the 2023 Plan are withheld by us in payment of the exercise price or withholding obligations, such shares shall remain available for issuance under the 2023 Plan. In the event that an outstanding award expires or is cancelled, forfeited or terminated for any reason, the shares allocable to the unexercised or unsettled portion shall remain available for issuance under the 2023 Plan.

A participant may only exercise an option or stock appreciation right to the extent that the option or stock appreciation right has vested and has not lapsed under the 2023 Plan. Unless otherwise determined by our board of directors at the grant date or as set forth in the grant notice, an option or an award in the form of a restricted stock unit or stock appreciation right granted under the 2023 Plan typically vests as to 25% of the award at the end of the first year following the vesting start date, with the remaining 75% of the award vesting either monthly or quarterly over the 3 years after the first year following the vesting start date, depending on award type. Any restricted stock may not be transferred or pledged. Such restriction expires with vesting or with the expiration of any repurchase right for the restricted stock. The 2023 Plan provides provisions that govern the exercise of any awards held by the participant at the time the legal relationship forming the basis of the service is coming to an end. Generally, any award not vested shall immediately lapse at the time a notice of termination has been received (regardless of which party gives notice) or at the end of the term in case of a board member. If indicated in the grant notice or otherwise resolved by the board of directors, upon the occurrence of a “Corporate Transaction” (as defined in the 2023 Plan ), all options and awards in the form of restricted stock units or stock appreciation rights (i) shall fully vest and (ii) in the case of options and stock appreciation rights must be immediately exercised, except if such options or stock appreciation rights are repurchased by Oculis or a third party designated by Oculis for a cash consideration equivalent to the economic value applicable to such option or stock appreciation right under the 2023 Plan.

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

C.
Board Practices

Composition of Our Board of Directors

Our board of directors is currently composed of eight members. In accordance with our articles of association, the board of directors is not divided into classes of directors. The directors were appointed until the end of the general meeting of shareholders called to approve our annual accounts for the 2025 financial year.

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

We are subject to the Swiss provisions regarding compensations for listed companies under the Swiss Code of Obligations, which require Swiss corporations listed on a stock exchange to establish a remuneration committee. In accordance with the Swiss Code of Obligations, the members of our remuneration committee must be elected during our general meeting of shareholders and the aggregate amount of compensation of each of our directors and our executive committee members must also be approved during a general meeting of shareholders. On June 4, 2025 a general meeting was held during which the shareholders approved the compensation packages for the Board and the executive committee until the next general meeting of shareholders to be held in 2026. At the same meeting, shareholders reelected Ms. Ackermann as the chair of the remuneration committee until the next annual general meeting of shareholders.

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
•
approve grants of equity compensation pursuant to the Company’s equity compensation plans (excluding grants to members of the executive committee);

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
•
periodically review the Company’s policies and practices related to management of human capital resources and corporate culture;
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
D.
Employees

As of December 31, 2025, we had 60 employees. Our headcount for R&D was 32, and our headcount for G&A was 28. Our employees include 30 executive leadership, administrative, and development personnel based in Switzerland; 10 executive leadership, administrative, and research personnel based in Iceland; 17 executive leadership, administrative, and development personnel based in the United States; and 3 research and development personnel based in France and UK. Pursuant to local laws, our employees in Iceland and France are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be good.

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

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of December 31, 2025:

•
each person known by us to be the beneficial owner of more than 5% of the ordinary shares;
•
each of our directors and members of our executive committee; and
•
all our directors and members of our executive committee as a group.

Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of December 31, 2025 through the exercise or vesting of any option, RSU, warrant or any other right.

We have based percentage ownership on 57,984,438 ordinary shares outstanding as of December 31, 2025.

Name and Address of Beneficial Owners	Number of Shares	% Ownership
Directors and Executive Committee Members (1)
Anthony Rosenberg(2)	168,940	*
Christina Ackermann(3)	62,817	*
Lionel Carnot	90,753	*
Arshad M. Khanani(4)	48,528	*
Martijn Kleijwegt	470,969	*
Geraldine O'Keeffe	20,593	*
Robert K. Warner(5)	23,470	*
Riad Sherif(6)	1,699,553	2.9%
Sylvia Cheung(7)	515,022	*
Páll Ragnar Jóhannesson(8)	772,581	1.3%
All directors and executive committee members as a group (10 individuals)	3,873,226	6.7%
Five Percent Holders of the Company
LSP 7 Coöperatief U.A.(9)	5,900,294	10.2%
Funds managed by Pivotal Partners(10)	2,909,995	5.0%

* Indicates beneficial ownership of less than 1.0% of the total ordinary shares outstanding.

(1)
Unless otherwise noted, the business address of each of the directors and executive committee members of Oculis is Bahnhofstrasse 20, 6300 Zug, Switzerland.
(2)
Consists of (i) 129,720 ordinary shares and (ii) 39,220 ordinary shares issuable upon conversion of share options, RSUs and earnout shares, vested and/or fully exercisable within 60 days of December 31, 2025.
(3)
Consists of (i) 6,528 ordinary shares and (ii) 56,289 ordinary shares issuable upon conversion of share options and RSUs, vested and/or fully exercisable within 60 days of December 31, 2025.
(4)
Consists of (i) 20,344 ordinary shares and (ii) 28,184 ordinary shares issuable upon conversion of share options and RSUs, vested and/or fully exercisable within 60 days of December 31, 2025.
(5)
Consists of (i) 6,528 ordinary shares and (ii) 16,942 ordinary shares issuable upon conversion of share options and RSUs, vested and/or fully exercisable within 60 days of December 31, 2025.
(6)
Consists of (i) 1,066,287 ordinary shares and (ii) 633,266 ordinary shares issuable upon conversion of share options, RSUs and earnout shares, vested and/or and fully exercisable within 60 days of December 31, 2025.
(7)
Consists of (i) 77,316 ordinary shares and (ii) 437,706 ordinary shares issuable upon conversion of share options and earnout shares vested and/or fully exercisable within 60 days of December 31, 2025.
(8)
Consists of (i) 288,430 ordinary shares and (ii) 484,151 ordinary shares issuable upon conversion of share options and earnout shares, vested and/or fully exercisable within 60 days of December 31, 2025.
(9)
Based solely on Schedule 13G filed by LSP 7 Management B.V. on February 12, 2025. 5,900,294 represents ordinary shares directly held by LSP 7 Coöperatief UA, of which LSP 7 Management B.V. is the sole director. The managing directors of LSP 7 Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP 7 Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to be individuals identified in this footnote. The business address of LSP 7 Coöperatief UA is Johannes Vermeerplein 9 1071 DV Amsterdam, Netherlands.
(10)
Based on Schedule 13G filed by Nan Fung Group Holdings Limited on November 14, 2025 and earnout shares vested within 60 days of December 31, 2025. The general partner of Pivotal is Pivotal bioVenture Partners Fund I G.P., L.P. (“Pivotal GP”). The general partner of Pivotal GP is Pivotal bioVenture Partners Fund I U.G.P., Ltd (the “Ultimate General Partner”). Richard Coles, Peter Bisgaard and Vincent Sai Sing Cheung are directors of the Ultimate General Partner, and may, along with the Ultimate General Partner be deemed to have shared voting and investment control and power over the shares owned by Pivotal. Such persons disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The Ultimate General Partner is wholly owned by Pivotal Partners Ltd (“Pivotal Partners”). Pivotal Partners is wholly owned by Pivotal Life Sciences Holdings Limited (“Pivotal Life Sciences”). Pivotal Life Sciences is wholly owned by Nan Fung Life Sciences Holdings Limited (“Nan Fung Life Sciences”), and Nan Fung Life Sciences is wholly owned by NF Investment Holdings Limited (“NFIHL”). NFLS Beta is wholly owned by NFLS Platform Holdings Limited, which is wholly owned by Nan Fung Life Sciences. Nan Fung Life Sciences is wholly owned by Nan Fung Group Holdings Limited (“NFGHL” and together with Pivotal, Pivotal GP, Ultimate General Partner, Pivotal Partners, Pivotal Life Sciences, Nan Fung Life Sciences and NFIHL, the “Pivotal Parties”). The members of the Executive Committee of NFGHL make voting and investment decisions with respect to shares of our common stock held by NFLS Beta. Kam Chung Leung, Frank Kai Shui Seto, Vincent Sai Sing Cheung, Pui Kuen Cheung, Vanessa Tih Lin Cheung, Meng Gao and Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL. Such persons disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The Pivotal Parties share voting and dispositive power over the shares held by Pivotal. The business address of Pivotal, Pivotal GP, Ultimate General Partner, Pivotal Partners and Pivotal Life Sciences is 501 Second Street, Suite 200, San Francisco, CA 94107. The address of NFGHL is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Central, Hong Kong. The address of NFIHL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Significant Changes in Percentage Ownership

In March 2023, we experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination.

Voting Rights

The voting rights of the principal shareholders do not differ from the voting rights of other shareholders.

Shareholders in the United States

As of January 22, 2026, to the best of our knowledge 50,982,447 of our outstanding ordinary shares, including earnout shares, were held by 15 shareholders of record in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing.

A. Offer and Listing Details

Our ordinary shares and warrants are listed on the United States Nasdaq Global Market under the symbols “OCS” and “OCSAW”, respectively. Since April 23, 2024, our ordinary shares have been listed on the Nasdaq Iceland Main Market under the symbol “OCS.” Prior to March 6, 2023, there was no public trading market for our ordinary shares or warrants. Holders of our ordinary shares and warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants have been listed on the United States Nasdaq Global Market under the symbols “OCS” and “OCSAW,” respectively, since March 6, 2023. Since April 23, 2024, our ordinary shares have been listed on the Nasdaq Iceland Main Market under the symbol “OCS.” Prior to March 6, 2023, there was no public trading market for our ordinary shares or warrants.

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

Loan Facility

On July 31, 2025, the Company entered into an amended and restated agreement for its existing loan facility (the “Amended Loan Agreement”) with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by BlackRock, Inc. The Amended Loan Agreement replaces the prior loan agreement between the Company and the Lender dated May 29, 2024, with an upsized structure to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million) (the “Loan”), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company. No amounts were drawn under the Amended Loan Agreement during the year ended December 31, 2025.

Loan 1 will be available for drawdown from closing until November 15, 2026, which period may be shortened upon the occurrence of a development milestone. Loans 2 and 3 will be available for drawdown prior to November 15, 2026 and December 31, 2026, respectively, in each case subject to satisfaction of certain pre-specified conditions. The availability of any funds under a drawdown of Loans 1, Loan 2 or Loan 3 is conditional upon, together with other conditions, the Company having a debt-to-market cap ratio (where debt includes the amount of all amounts drawn down to date and the proposed drawdown) equal to or less than 15% at the time of each draw down.

Borrowings under Loan 1, 2 and 3 will bear interest at a fixed rate (cash and PIK) of 9.7%, 9.6% and 9.5% per annum, respectively. The Loan will have an interest-only period of, in respect of Loans 1, 2 and 3, from the relevant drawdown date until December 31, 2027, March 31, 2028 and June 30, 2028, respectively. The interest-only periods for each of Loans 1 and 2 will be shortened to December 31, 2026 if certain conditions are not met. In the event the interest-only periods for Loans 1 and 2 are shortened, Loans 1 and 2 will mature on 30 June 2029. In the event the interest-only periods are not shortened, Loans 1, 2 and 3 will expire on 31 December 2029.

The Company may prepay all, but not part, of the term loan amounts at any time other than, unless the Lender agrees otherwise, by notifying the Lender in advance. The Loan is subject to mandatory prepayment in the event of a change of control or specified asset dispositions or licenses, subject to certain exceptions and thresholds. There are additional fees (including prepayment premia) payable to the Lender in the event the loan is prepaid either mandatorily or voluntarily. The Lender received a restatement fee of approximately CHF 0.5 million in connection with the Amended Loan Agreement. The Lender is eligible to receive an aggregate of approximately CHF 0.6 million in additional transaction fees payable upon the Company’s eligibility to receive and actual receipt of future drawdowns. The Lender will be eligible to receive certain non-utilisation fees. On the date on which the Loan is prepaid or falls due for repayment in full, the Lender is eligible to receive an end of loan fee of, in relation to each of Loans 1, 2 and 3, 4.5% of the amount drawn down under the relevant loan. The Loan contains customary affirmative and negative covenants.

As additional consideration for the Loan, Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), and the Company entered into an amended warrant (the “Amended Warrant”) to purchase up to 494,259 of the Company’s ordinary shares, subject to vesting, at a price per ordinary share equal to $12.17 with respect to 361,011 shares from the prior warrant agreement, and $18.64 with respect to the remaining 133,248 shares reflecting the upsized facility, subject to adjustment. The Amended Warrant amends the prior warrant issued to Holder on May 29, 2024. As of the signing date, the Amended Warrant is exercisable for 59,310 ordinary shares, of which 43,321 shares were previously granted. Following the drawdown of each of Loans 1, 2 and 3, the Amended Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Amended Warrant will be exercisable for a period of up to seven years from the date of vesting and the Amended Warrant will terminate at the earliest of (i) December 31, 2033, (ii) such earlier date on which the Amended Warrant is no longer exercisable for any warrant shares in accordance with its terms and (iii) the acceptance by the Company’s shareholders of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Amended Warrant also includes customary F-3 resale and piggyback registration rights and anti-dilution provisions.

The Amended Warrant had not been exercised in part or in full as of December 31, 2025.

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

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Withholding Tax if the country in which such recipient resides for tax purposes maintains a bi- or multilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of ordinary shares and the procedures for claiming a refund of the Withholding Tax.

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
Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of ordinary shares as described above), which are not repayments of the par value of ordinary shares or, within the limitations accepted by the legislation in force and the respective administrative practice, reserve from capital contribution (Kapitaleinlagereserven), are required to report such distributions in their individual income tax returns. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of ordinary shares to a third party will generally be a tax-free private capital gain or a not tax-deductible capital loss, as the case may be. Furthermore, the Swiss federal income tax on dividends is currently reduced to 70.0% of regular taxation (Teilbesteuerung), if the investment amounts to at least 10.0% of the total share capital of the issuer. On cantonal and communal level, similar provisions regarding partial taxation apply, with income reduced to between 50.0% and 80.0% depending on the canton of residency.

Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends and the gain or loss realized on the sale or other dispositions of ordinary shares) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if, inter alia, ordinary shares held have a market value of at least CHF 1 million. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency. For Domestic Commercial Shareholders who are individual taxpayers, the Swiss federal individual income tax on Dividends is reduced to 70.0% of regular taxation (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10.0% of the total share capital of the Company. On cantonal and communal level, similar provisions regarding partial taxation apply, with income reduced to between 50.0% and 80.0% depending on the canton of residency.

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

As a consequence on June 27, 2024, Switzerland and the United States have signed a new FATCA Agreement (Model 1). This FATCA Agreement foresees a reciprocal exchange of information. Based on the actual planning the new FATCA Agreement shall be implemented as of January 1, 2027.

THE MATERIAL SWISS TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A SWISS HOLDER’S PARTICULAR SITUATION. SWISS HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH

RESPECT TO, THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND WARRANTS, INCLUDING THE TAX CONSEQUENCES UNDER NON-SWISS, AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN SWISS OR OTHER TAX LAWS.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of ordinary shares by a “U.S. Holder.” This discussion applies only to ordinary shares that are held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, any minimum tax provisions of the Code, the special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on net investment income, or any tax consequences that may be relevant to U.S. Holders that are subject to special tax rules, including, without limitation:

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

Based on our analysis of our income, assets, activities, and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2025. The determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The amount of passive income and passive assets we take into account for PFIC testing purposes depends, in part, on the size of our cash balance (taking into account the timing and manner in which such cash is used) and the interest rates applicable thereto. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to our market capitalization from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for the taxable year ended December 31, 2025, the taxable year ending December 31, 2026, or for future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with that conclusion and that the IRS would not successfully challenge our position. U.S. Holders of ordinary shares should be aware of the risk that we may become a PFIC and should consult their tax advisors concerning the application of the PFIC rules to the ordinary shares in their particular circumstances.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures

Our management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. The term “Disclosure Controls and Procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that the information is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding our required disclosures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on criteria established in the COSO 2013 framework.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm. Their report, included on page F-1, includes their attestation report on management’s assessment of our internal control over financial reporting.

D. Changes in Internal Control Over Financial Reporting

There were no changes to internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics applicable to the directors, executive committee members and other employees, that complies with the rules and regulations of the United States Nasdaq Global Market, the Nasdaq Iceland Main Market and the SEC. The Code of Business Conduct and Ethics is available on our website. In addition, we posted on the Corporate Governance section of our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to our website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on our website into this Annual Report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

For the years ended December 31, 2025 and 2024, PricewaterhouseCoopers SA was our independent registered public accounting firm.

The following table shows the aggregate fees for services rendered by PwC to us and our subsidiaries, in the fiscal years ended December 31, 2025 and 2024.

	For the years ended December 31,
(in CHF thousands)	2025	2024
Audit fees	1,176	798
Audit-related fees	9	7
Tax fees	197	145
Total	1,382	950

Auditor Name	Auditor Location
PricewaterhouseCoopers SA	Lausanne, Switzerland

Audit fees include fees billed for professional services rendered for audits of our annual consolidated financial statements, reviews of consolidated quarterly information, statutory audit of the Company and our subsidiaries, review of our securities offering documents in relation to our underwritten offerings and ATM Program.

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

Item 16G. Corporate Governance.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

•
Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
•
Exemption from Section 16 rules providing for liability for insiders who profit from trades in a short period of time;
•
Exemption from quorum requirements for shareholder meetings. Swiss practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares;

•
Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;
•
Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans and other securities issuances;
•
Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
•
Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We currently have three directors who serve on the compensation committee who meet the heightened independence standards for members of a compensation committee; and
•
Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

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

Item 16K. Cybersecurity.

Risk management and strategy

Cybersecurity and data privacy risks are evaluated through our annual risk management assessment. The Chief Business Officer oversees our cybersecurity risk management program, in partnership with a Cybersecurity Incident Management Team (“CSI Management Team”). The program has been developed to respond to the threat of security breaches and cyberattacks, and to protect and preserve the confidentiality, integrity, and continued availability of information owned by Oculis.

To address cybersecurity threats and prevent IT system interruptions, we have implemented a company-wide Cybersecurity Incident Response Policy that details the procedures to be followed in the event of a known or suspected incident. Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our information systems and data, including, for example access controls through multifactor authentication, regular back-ups of data and information, and cybersecurity awareness training of employees. We also have installed and regularly update antivirus software on all company-managed systems and computers to detect and prevent malicious code from impacting our systems. Where appropriate, any incidents would be escalated by the CSI Management Team to the audit committee of our board of directors, pursuant to our Cybersecurity Incident Response Policy. Oculis has not experienced any known material cybersecurity incidents during the years ended December 31, 2025, 2024 or 2023.

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

PART III

Item 17. Financial Statements.

See pages F-1 through F-38 of this Annual Report.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits

EXHIBIT INDEX

		Incorporation By Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Amended and Restated Articles of Association of the Company.
2.1	Specimen Warrant Certificate	S-1	333-253220	4.3	03.04.2021
2.2	Warrant Agreement, dated March 15, 2021, between EBAC and Continental Stock Transfer & Trust Company, as warrant agent	8-K	001-40211	4.1	03.18.2021
2.3	Warrant Agreement, by and between the Registrant and Kreos Capital VII Aggregator SCSp, dated May 29, 2024	6-K	001-41636	99.5	08.27.2024
2.4	Amendment to Warrant Agreement by and between Oculis Holding AG and Kreos Capital VII Aggregator SCSp, dated as of July 31, 2025	F-3	333-291426	4.3	11.10.2025
2.5*	Description of Securities
4.1††	License Agreement by and among Alcon Research, LTD., and Oculis, dated December 19, 2018	F-4	333-268201	10.8	12.12.2022
4.2††	Amendment to License Agreement by and among Alcon Research, LTD. and Oculis, dated September 11, 2020	F-4	333-268201	10.9	12.12.2022
4.3††	Letter Agreement by and among Novartis Technology LLC and Oculis, dated October 12, 2021	F-4	333-268201	10.11	12.12.2022
4.4††	License Agreement by and among Accure Therapeutics SL and Oculis, dated January 29, 2022	F-4	333-268201	10.12	12.12.2022
4.5#	Stock Option and Incentive Plan Regulation 2023 of Oculis Holding AG	F-4	333-268201	10.13	01.06.2023

4.6#	Form of Indemnification Agreement with the officers and directors	F-4	333-268201	10.10	01.06.2023
4.7††+	Loan Agreement, by and among the Company, Oculis Operations Sàrl and Kreos Capital VII (UK) Limited, dated as of May 29, 2024	6-K	001-41636	99.4	08.27.2024
4.8*††+	Amended and Restated Loan Agreement, by and among the Company, Oculis Operations Sàrl and Kreos Capital VII (UK) Limited, dated as of July 31, 2025
4.9	Sales Agreement, dated as of May 8, 2024, by and between Oculis Holding AG and Leerink Partners, LLC	6-K	001-41636	1.1	05.08.2024
8.1*	Subsidiaries of the Registrant
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of the Independent Registered Public Accounting Firm
19.1*	Insider Trading Policy
97.1	Incentive Compensation Recoupment Policy	20-F	001-41636	97.1	03.19.2024
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

March 4, 2026

OCULIS HOLDING AG

By:	/s/ Riad Sherif

Name:	Riad Sherif

Title:	Chief Executive Officer

Oculis Holding AG

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Oculis Holding AG

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Oculis Holding AG and its subsidiaries (the “Company”) as of December 31, 2025 and December 31, 2024, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Research and Development Expenses and Accruals Related to Product Development Related Expenses

As described in Notes 3(M), 7.(B) and 16 to the consolidated financial statements, research expenditures are recognized in expense in the year in which they are incurred. Research and development expenses consist mainly of personnel expenses (payroll and related expenses and share-based compensation expense), external service providers and other operating expenses. Research and development expenses for the year ended December 31, 2025 were CHF 57.1 million, the majority of which related to external service providers. As disclosed by management, the Company conducts product research and development programs through third party vendors that include contract research organizations “CROs” and clinical research sites. The Company records accruals for estimated costs incurred or prepayments depending on the stage of completion of the product development and clinical research. Within accrued expenses, total accrued product development related expenses as of December 31, 2025 amounted to CHF 13.2 million.

The principal considerations for our determination that performing procedures relating to research and development expenses and accruals related to product development related expenses is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company’s research and development expenses and accruals.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the research and development expenses process. These procedures also included, among others, (i) testing accuracy and completeness of the report prepared by management to calculate the clinical accruals by obtaining and inspecting source documents, such as contracts, purchase orders and invoices, (ii) testing, on a sample basis, the completeness and accuracy of costs incurred for services that have been performed and for which the Company has been invoiced by comparing amounts to CRO contracts and invoices, and (iii) testing, on a sample basis, classification of research and development expenses.

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland

March 4, 2026

We have served as the Company’s auditor since 2019.

Oculis Holding AG

Consolidated Statements of Financial Position

(in CHF thousands)

		As of December 31,	As of December 31,
	Note	2025	2024
ASSETS

Non-current assets
Property and equipment	8	534	385
Intangible assets	9	13,292	13,292
Right-of-use assets	10	2,463	1,303
Other non-current assets		785	476
Total non-current assets		17,074	15,456

Current assets
Other current assets	11	4,883	5,605
Accrued income	11	993	629
Short-term financial assets	14	131,684	70,955
Cash and cash equivalents	14	81,329	27,708
Total current assets		218,889	104,897

TOTAL ASSETS		235,963	120,353

EQUITY AND LIABILITIES

Shareholders’ equity
Share capital	15	587	446
Share premium	15	551,731	344,946
Reserve for share-based payment	13	30,387	16,062
Actuarial loss on post-employment benefit obligations	12	(1,634)	(2,233)
Treasury shares	15	(7)	(10)
Cumulative translation adjustments		(480)	(271)
Accumulated losses		(384,514)	(285,557)
Total equity		196,070	73,383

Non-current liabilities
Long-term lease liabilities	10	1,811	865
Defined benefit pension liabilities	12	1,335	1,870
Total non-current liabilities		3,146	2,735

Current liabilities
Trade payables	16	1,800	5,871
Accrued expenses and other payables	16	19,967	18,198
Short-term lease liabilities	10	502	315
Warrant liabilities	17	14,478	19,851
Total current liabilities		36,747	44,235

Total liabilities		39,893	46,970

TOTAL EQUITY AND LIABILITIES		235,963	120,353

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Loss

(in CHF thousands, except loss per share data)

		For the years ended December 31,
	Note	2025	2024	2023
Grant income	7. (A) / 11	1,199	686	883
Operating income		1,199	686	883
Research and development expenses	7. (B)	(57,085)	(52,083)	(29,247)
General and administrative expenses	7. (B)	(25,786)	(21,807)	(17,487)
Merger and listing expense	7. (B)	-	-	(34,863)
Operating expenses		(82,871)	(73,890)	(81,597)

Operating loss		(81,672)	(73,204)	(80,714)

Finance income	7. (C)	1,770	2,168	1,429
Finance expense	7. (C)	(833)	(639)	(1,315)
Fair value adjustment on warrant liabilities	7. (C) / 17	(12,294)	(15,531)	(3,431)
Foreign currency exchange gain (loss)	7. (C)	(6,114)	1,269	(4,664)
Finance result		(17,471)	(12,733)	(7,981)

Loss before tax for the period		(99,143)	(85,937)	(88,695)

Income tax benefit (expense)	7. (D)	186	160	(107)

Loss for the period		(98,957)	(85,777)	(88,802)

Loss per share:
Basic and diluted loss attributable to equity holders	21	(1.89)	(2.12)	(2.97)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Comprehensive Loss

(in CHF thousands)

		For the years ended December 31,
	Note	2025	2024	2023
Loss for the period		(98,957)	(85,777)	(88,802)
Other comprehensive income (loss)

Items that will not be reclassified to Statements of Loss:
Actuarial gain (loss) of defined benefit plans	12	599	(1,161)	(808)
Items that may be reclassified subsequently to loss:
Foreign currency translation differences	2. (D)	(209)	56	(5,005)
Foreign currency translation differences recycling	5	-	-	4,978
Other comprehensive income (loss) for the period		390	(1,105)	(835)

Total comprehensive loss for the period		(98,567)	(86,882)	(89,637)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy share capital			Legacy treasury shares		Share capital		Treasury shares
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Shares	Treasury shares	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial gain (loss) on post-employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2023		3,894,722	39	(114,323)	(1)	-	-	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(88,802)	(88,802)
Other comprehensive loss:
Actuarial loss on post-employment benefit obligations	12	-	-	-	-	-	-	-	-	-	-	-	(808)	-	(808)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	(5,005)	-	-	(5,005)
Foreign currency translation differences recycling	5	-	-	-	-	-	-	-	-	-	-	4,978	-	-	4,978
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	(27)	(808)	(88,802)	(89,637)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	3,608	-	-	-	3,608
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	5	(3,894,722)	(39)	114,323	1	3,780,399	38	-	-	-	-	-	-	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	5	-	-	-	-	16,496,603	165	-	-	124,637	-	-	-	-	124,802
Issuance of ordinary shares to PIPE investors	5	-	-	-	-	7,118,891	71	-	-	66,983	-	-	-	-	67,054
Issuance of ordinary shares under CLA	5	-	-	-	-	1,967,000	20	-	-	18,348	-	-	-	-	18,368
Issuance of ordinary shares to EBAC shareholders	5	-	-	-	-	3,370,480	33	-	-	35,492	-	-	-	-	35,525
Transaction costs related to the business combination	5	-	-	-	-	-	-	-	-	(4,821)	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	5	-	-	-	-	3,654,234	36	-	-	38,143	-	-	-	-	38,179
Transaction costs related to the public offering	5	-	-	-	-	-	-	-	-	(3,361)	-	-	-	-	(3,361)
Stock option exercised	13	-	-	-	-	112,942	1	-	-	273	-	-	-	-	274
Issuance of shares in connection with warrant exercises	17	-	-	-	-	149,156	2	-	-	1,726	-	-	-	-	1,728
Balance as of December 31, 2023		-	-	-	-	36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728

Balance as of January 1, 2024		-	-	-	-	36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(85,777)	(85,777)
Other comprehensive income (loss):
Actuarial loss on post-employment benefit obligations	12	-	-	-	-	-	-	-	-	-	-	-	(1,161)	-	(1,161)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	56	-	-	56
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	56	(1,161)	(85,777)	(86,882)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	9,782	-	-	-	9,782
Issuance of ordinary shares related to registered direct offering	5	-	-	-	-	5,000,000	50	-	-	53,491	-	-	-	-	53,541
Transaction costs related to registered direct offering	5	-	-	-	-	-	-	-	-	(1,868)	-	-	-	-	(1,868)
Issuance of shares to be held as treasury shares	15	-	-	-	-	1,000,000	10	(1,000,000)	(10)	-	-	-	-	-	-
Vesting of earnout shares	5	-	-	-	-	1,422,723	14	-	-	(14)	-	-	-	-	-
Warrants exercised	17	-	-	-	-	279,033	3	-	-	4,141	-	-	-	-	4,144
Stock options exercised and RSUs vested/released	13	-	-	-	-	310,941	3	-	-	1,034	(99)	-	-	-	938
Balance as of December 31, 2024		-	-	-	-	44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383

Balance as of January 1, 2025		-	-	-	-	44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(98,957)	(98,957)
Other comprehensive income (loss):
Actuarial gain on post-employment benefit obligations	12	-	-	-	-	-	-	-	-	-	-	-	599	-	599
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	(209)	-	-	(209)
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	(209)	599	(98,957)	(98,567)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	16,044	-	-	-	16,044
Issuance of ordinary shares related to underwritten offerings	5	-	-	-	-	7,635,801	76	2,796,297	28	178,755	-	-	-	-	178,859
Transaction costs related to the issuance of ordinary shares	5	-	-	-	-	-	-	-	-	(13,335)	-	-	-	-	(13,335)
Vesting of earnout shares	5	-	-	-	-	1,422,723	14	-	-	(14)	-	-	-	-	-
Issuance of shares to be held as treasury shares	15	-	-	-	-	2,500,000	25	(2,500,000)	(25)	-	-	-	-	-	-
Warrants exercised	17	-	-	-	-	1,929,467	19	-	-	37,771	-	-	-	-	37,790
Stock options exercised and RSUs vested/released	13	-	-	-	-	537,748	7	-	-	3,608	(1,719)	-	-	-	1,896
Balance as of December 31, 2025		-	-	-	-	58,688,141	587	(703,703)	(7)	551,731	30,387	(480)	(1,634)	(384,514)	196,070

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Cash Flows

(in CHF thousands)

		For the years ended December 31,
	Note	2025	2024 (as recast)	2023 (as recast)
Operating activities
Loss before tax for the period		(99,143)	(85,937)	(88,695)

Non-cash adjustments:
- Financial result		3,983	(2,674)	3,466
- Depreciation of property and equipment and right-of-use assets		546	406	287
- Share-based compensation expense	13	16,044	9,782	3,608
- Interest expense on Series B and C preferred shares	15 / 7.(C)	-	-	1,266
- Post-employment (benefits)/ loss	12	101	(36)	(171)
- Fair value adjustment on warrant liabilities	17	12,294	15,531	3,431
- Merger and listing expense	5	-	-	34,863
Working capital adjustments:
- De/(Increase) in other current assets	11	2,349	4,981	(5,556)
- De/(Increase) in accrued income	11	(364)	247	36
- De/(Increase) in other operating assets		(112)	(95)	(29)
- (De)/Increase in payables and accrued liabilities	16	(1,947)	9,406	(7,820)
- (De)/Increase in long-term payables		-	(378)	378
Taxes (paid)/ received		(55)	(152)	(101)
Net cash outflow for operating activities		(66,304)	(48,919)	(55,037)

Investing activities
Payment for purchase of property and equipment	8	(301)	(230)	(48)
Interest received		1,241	1,474	1,238
Payment for short-term financial assets, net	14	(60,787)	(17,327)	(54,163)
Payment for intangible assets	9	(1,087)	-	-
Net cash outflow for investing activities		(60,934)	(16,083)	(52,973)

Financing activities
Proceeds from sale of shares in public offerings	5	178,859	53,541	38,179
Transaction costs related to financing activities	5	(13,222)	(2,894)	(2,983)
Proceeds from exercises of warrants, net	17	19,845	2,719	1,531
Proceeds from stock options exercised	13	1,896	938	274
Principal payment of lease obligations	10	(373)	(274)	(158)
Interest paid		(87)	(54)	(46)
Proceeds from the shares issued to PIPE investors	5	-	-	67,054
Proceeds from the shares issued to CLA investors	5	-	-	18,368
Proceeds from EBAC non-redeemed shareholders	5	-	-	12,014
Transaction costs related to the business combination	5	-	-	(4,607)
Net cash inflow for financing activities		186,918	53,976	129,626

Increase (decrease) in cash and cash equivalents		59,680	(11,026)	21,616

Cash and cash equivalents, beginning of period	14	27,708	38,327	19,786
Effect of foreign exchange rate changes		(6,059)	407	(3,075)
Cash and cash equivalents, end of period	14	81,329	27,708	38,327

Net cash and cash equivalents variation		59,680	(11,026)	21,616

Supplemental non-cash investing information
Intangible assets acquisition recorded in accrued expenses		-	1,087	-
Interest receivable recorded in other current assets		593	737	388
Supplemental non-cash financing information
Transaction costs recorded in accrued expenses and other payables		878	-	378

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Notes to the consolidated financial statements

(All amounts presented in CHF thousands, except share numbers, unless otherwise noted)

1.
CORPORATE INFORMATION

Oculis Holding AG (“Oculis” or the “Company”) is a stock corporation (“Aktiengesellschaft”) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

The Company controls seven wholly-owned subsidiaries: Oculis Operations Sàrl (“Oculis Operations”) with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, Oculis ehf (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. with its registered office in Newton MA, USA, which was incorporated in Delaware, USA, on May 26, 2020, Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021, Neurocol IP Sàrl (“Neurocol IP”), which was incorporated in Lausanne, Switzerland on December 4, 2025, and Neurocol Operations Sàrl (“Neurocol Operations”), which was incorporated in Lausanne, Switzerland on December 4, 2025. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”).

Oculis is a global late clinical-stage biopharmaceutical company with substantial expertise in therapeutics for the treatment of ophthalmic and neuro-ophthalmic diseases. Oculis is engaged in developing innovative drug candidates with the potential to address significant unmet medical needs for many eye-related and neuro-ophthalmic conditions. The Company’s mission is to save sight and improve eye care for patients worldwide and it intends to become a global leader in ophthalmic and neuro-ophthalmic therapeutics to realize this mission.

The consolidated financial statements of Oculis as of and for the year ended December 31, 2025, were approved and authorized for issue by the Company’s Board of Directors on March 4, 2026.

2.
BASIS OF PREPARATION
(A)
Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The November and February 2025 offerings, as well as prior financing transactions raised funding to secure business continuity as explained under Note 5. The Board of Directors believes that the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical stage company and is exposed to all the risks inherent to establishing a business, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection; (ii) enter into collaborations with partners in the biotech and pharmaceutical industry; (iii) successfully move its product candidates through preclinical and clinical development; (iv) successfully obtain regulatory approval and commercialize its products; and (v) attract and retain key personnel. The Company’s success is subject to its ability to raise capital to support its current and future operations. To date, the Company has financed its cash requirements primarily through the sale of its preferred and ordinary shares and issuance of shares from warrants exercises. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more of its product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Statement of compliance

The consolidated financial statements of Oculis are prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

(D)
Functional currency

The consolidated financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company’s subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average monthly exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. The policies set out below are consistently applied to all the years presented, unless otherwise stated.

(A)
Current vs. non-current classification

The Company presents assets and liabilities on the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current. Liabilities are classified as non-current if the Company has the unconditional right to defer settlement for at least 12 months after the reporting period.

(B)
Foreign currency transactions

Foreign currency transactions are translated into the functional currency, CHF, using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the statements of loss in the period in which they arise.

(C)
Group accounting

The Company has seven wholly owned subsidiaries, including Oculis Operations, Oculis Iceland, Oculis France, Oculis U.S., Oculis HK, Neurocol IP and Neurocol Operations. The Company’s consolidated financial statements present the aggregate of the eight Group entities, after elimination of intra-group transactions, balances, investments and capital.

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

(H)
Loss per share

The Company presents basic loss per share for each period in the financial statements. The loss per share is calculated by dividing the loss of the period by the weighted average number of shares outstanding during the period. Diluted earnings per share, applicable in case of positive result, reflect the potential dilution that could occur if dilutive securities such as warrants or share options were exercised into common shares.

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

The Amended BlackRock Warrant, as defined in Note 5, issued in conjunction with the Amended Loan Agreement is classified as a liability since its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. An instrument that will be settled in the Company’s own equity shares is an equity instrument only if the issuer has to deliver a fixed number of its own shares for a fixed amount (fixed for fixed requirement, IAS 32.16). The fair value of the BlackRock Warrant is determined using the Black-Scholes option-pricing model. This valuation model as well as parameters used such as expected volatility and expected term are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company’s industry. The expected term represents the period that the warrant is expected to be outstanding. The BlackRock Warrant is included in Level 3 of the fair value hierarchy. Refer to Note 17 - Warrant Liabilities.

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

(M)
Intangible assets
(a)
Research and development costs

Research expenditures are recognized in expense in the year in which they are incurred. Internal development expenditures are capitalized only if they meet the recognition criteria of IAS 38 “Intangible Assets.” Given the inherent regulatory and other uncertainties, these criteria are generally not met before obtaining approval from the relevant regulatory authority. As a result, development expenditures are typically recognized as expenses in the consolidated statements of loss. However, when capitalization criteria are satisfied, development costs are recorded as intangible assets and amortized on a straight-line basis over their estimated useful lives. Amortization of capitalized licenses begins upon receipt of market approval. The Company records accruals for estimated costs incurred or prepayments depending on the stage of completion of the product development and clinical research.

(b)
Licenses

Acquired licenses and related development milestones are capitalized as intangible assets at historical cost and amortized over their estimated useful lives. The amortization period is determined based on the expected pattern of consumption of future economic benefits and begins only after the necessary regulatory and marketing approvals have been obtained. Capitalized licenses are assessed for impairment annually in the last quarter of each financial period or earlier if indicators of impairment arise. Amortization expense related to capitalized licenses is recognized within research and development expenses.

(c)
Impairment of licenses

Impairment losses on capitalized licenses are recognized within research and development expenses.

(N)
Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and value-in-use.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets (“cash-generating units”). Impairment losses are recognized in the consolidated statements of loss. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.

(O)
Financial instruments

The principal financial instruments used by the Company are as follows:

•
Cash and cash equivalents
•
Short-term financial assets
•
Other current assets, excluding prepaid expenses
•
Accrued income
•
Trade payables
•
Accrued expenses and other payables
•
Lease liabilities
•
Warrant liabilities

These financial instruments are carried at amortized cost, except warrant liabilities which are adjusted to fair value at period end.

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income, lease liabilities, trade payables, accrued expenses and other payables approximates their fair value. For details of the fair value hierarchy and valuation techniques, refer to Note 20.

(a)
Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less. These investments are readily convertible to known amounts of cash.

(b)
Short-term financial assets

Short-term financial assets consist of fixed term bank deposits with original maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

(c)
Other current assets, excluding prepaid expenses

The carrying amount of other receivables/current assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated statements of loss. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of loss.

(d)
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

When the Company has a surplus in the defined benefit pension plan, it measures the net defined benefit asset at the lower of the surplus in the defined benefit pension plan, or the asset ceiling (being the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan), determined using the discount rate.

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

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of loss, with a corresponding adjustment to equity. When options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(Q)
Earnout consideration

The Company recognized the earnout consideration under the BCA as a share-based contingent consideration within the scope of IFRS 2, and therefore equity classified as the earnout consideration ultimately settles in ordinary shares. The Company determined that the fair value of the earnout shares is accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. The fair value of total consideration transferred was included in the calculation of the IFRS 2 share listing service expense and will not be subsequently adjusted regardless of whether the price target is achieved or not. The earnout options granted to employees were determined to be compensation for the dilution to their previously held Legacy Oculis equity instruments. No subsequent compensation charge has been recognized under IFRS 2 because no additional fair value has been granted as a result of the earnout options.

(R)
Capitalization of transaction costs

The Company capitalizes transaction costs incurred in connection with its ATM program within other current assets in the Company’s consolidated balance sheet because those costs are directly attributable to new equity issuances and management estimates that a future financing is probably of occurring. If and when the Company completes a transaction, capitalized transaction costs will be offset against the proceeds and will be recorded as a reduction of share premium within the Company’s consolidated balance sheet. If the Company determines that it is not highly probable that a transaction will be completed, the Company will write-off capitalized transaction costs incurred during that respective quarter in the consolidated statement of loss.

Transaction costs incurred in connection with underwritten offerings are recorded as a reduction of share premium within the Company’s balance sheet during the period in which the transaction closes.

(S)
Presentation of interest in the statement of cash flows

Effective January 1, 2025, the Company revised its accounting policy regarding the classification of interest paid and interest received in the statement of cash flows. Interest paid was reclassified from “net cash flows used in operating activities” to “net cash flows used in financing activities,” and interest received was reclassified from “net cash flows used in operating activities” to “net cash flows used in investing activities.” The Company assessed the change in accounting policy under IAS 8, in accordance with the guidance regarding a voluntary change in accounting policy.

The reclassification of interest paid was elected to provide a more cohesive presentation of payments related to the Company’s office leases. Prior to the change in accounting policy, interest paid on lease liabilities was classified as operating cash flows, while payments of the principal portion of lease liabilities were classified as financing cash flows. The change aligns the interest paid with the associated financial liability giving rise to the interest.

In addition, the Company reclassified interest received to investing activities, as the majority of interest received relates to interest earned on cash and cash equivalents and short-term investments. The Company believes the updated classification better reflects the nature and source of the cash inflows.

The Company applied the change in accounting policy retrospectively and has recast prior periods’ comparative information within the statement of cash flows to ensure consistency and comparability with the current period presentation. As part of the retrospective application, net cash outflow from operating activities for the year ended December 31, 2024 increased by CHF 1.4 million, net cash outflow from investing activities decreased by CHF 1.5 million, and net cash flow inflow from financing activities decreased by CHF 54 thousand. As part of the retrospective application, net cash used in operating activities for the year ended December 31, 2023 increased by CHF 1.2 million, net cash flow used in investing activities decreased by CHF 1.2 million, and net cash flow inflow from financing activities decreased by CHF 46 thousand.

(T)
New accounting standards, interpretations and amendments adopted by the Company

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2025 that have a material impact to the Company. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which provides requirements for the presentation and disclosure of information in general purpose financial statements. The standard is effective for periods beginning on or after January 1, 2027. The Company is in the process of evaluating whether IFRS 18 will have a material effect on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Company as currently not relevant, are not listed here.

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

(B)
Deferred income taxes

Deferred income tax assets are recognized for all unused tax losses and deductible temporary differences, including those related to intangible assets, only to the extent that it is probable that taxable profits will be available against which the losses and temporary differences can be utilized. Judgment is required from management to determine the amount of tax asset that can be recognized, based on forecasts and tax planning strategies. Refer to Note 7 (D).

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

(D)
Share-based compensation

Stock options granted are valued using the Black-Scholes option-pricing model (see Note 13). This valuation model as well as inputs such as expected volatility and expected term of the stock options are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company’s industry. The expected term represents the period that share-based awards are expected to be outstanding. The Company classifies its share-based payments as equity-classified awards as they are settled in ordinary shares. The Company measures equity-classified awards at their grant date fair value using a Black-Scholes option pricing model and does not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at the date of grant amortized over the vesting period of the award using the graded method. If awards are granted with performance conditions, the Company evaluates the probability of achievement. Expense is only recorded for awards with vesting criteria linked to performance conditions that are deemed probable of achievement. The Company reclassifies a portion of vested awards to reserve for share-based payment as the awards vest. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

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

5.
FINANCING ACTIVITIES

Business combination with European Biotech Acquisition Corp. (“EBAC”)

On March 2, 2023, the Company consummated the Business Combination pursuant to the Business Combination Agreement (“BCA”) between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million, comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (the “PIPE Financing”) investments and conversion of notes issued by Legacy Oculis under convertible loan agreements (“CLA”) into Oculis’ ordinary shares. As a result of the transaction, each issued and outstanding EBAC public warrant (“BCA Public Warrants”) and EBAC private placement warrant (“BCA Private Warrants”) ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms (“BCA Warrants”). In connection with the Business Combination, Oculis was listed on the United States Nasdaq Global Market with the ticker symbol “OCS” for its ordinary shares and “OCSAW” for its public warrants.

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

Merger and listing expense

The Business Combination was accounted for as a capital re-organization in the first quarter of 2023 within the scope of IFRS 2 Share-based Payment, as EBAC did not meet the definition of a business in accordance with IFRS 3 Business Combinations. Any excess of the fair value of the Company’s shares issued over the fair value of EBAC’s identifiable net assets acquired represented compensation for the service of a stock exchange listing. This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense.”

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post acquisition-closing volume weighted average share price targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout Period”). A given share price target described above will also be deemed to be achieved if the Company enters into a change of control transaction, as defined in the BCA, during the Earnout Period. The price targets of $15.00, $20.00 and $25.00 were met in November 2024, February 2025 and February 2026, respectively resulting in an aggregate of 2,845,446 earnout shares vested and 159,453 earnout options outstanding and exercisable as of December 31, 2025, and an additional 948,549 earnout shares vested and 55,487 earnout options becoming exercisable in February 2026.

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

Loan facility

In May 2024, the Company and Kreos Capital VII (UK) Limited, which are funds and accounts managed by BlackRock, Inc. (the “Lender”), entered into a loan facility of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million) and a related warrant agreement for up to 361,011 of the Company’s ordinary shares at a price per ordinary share equal to $12.17. On July 31, 2025, the Company entered into an amended and restated agreement for its existing loan facility (the “Amended Loan Agreement”) with the Lender. The Amended Loan Agreement replaces the prior loan agreement between the Company and the Lender dated May 29, 2024, with an upsized structure to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million) (the “Loan”), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company. No amounts were drawn under the Amended Loan Agreement during the year ended December 31, 2025.

Loan 1 will be available for drawdown from closing until November 15, 2026, which period may be shortened upon the occurrence of a development milestone. Loans 2 and 3 will be available for drawdown prior to November 15, 2026 and December 31, 2026, respectively, in each case subject to satisfaction of certain pre-specified conditions. The availability of any funds under a drawdown of Loans 1, Loan 2 or Loan 3 is conditional upon, together with other conditions, the Company having a debt-to-market cap ratio (where debt includes the amount of all amounts drawn down to date and the proposed drawdown) equal to or less than 15% at the time of each draw down. Pursuant to the Amended Loan Agreement, the Company is subject to a non-utilization fee of 0.75% per annum of any undrawn amount under tranches 1 and 2. Additionally, to the extent Loan 1 has not been drawn prior to its expiry date, an additional one-time fee of the EUR equivalent of CHF 2.6 million shall be payable, subject to certain conditions.

As additional consideration for the Loan, Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”) and the Company entered into an amended warrant (the “Amended BlackRock Warrant”) to purchase up to 494,259 of the Company’s ordinary shares, subject to vesting, at a price per ordinary share equal to $12.17 (CHF 9.65) with respect to 361,011 shares from the prior warrant agreement, and $18.64 (CHF 14.78) with respect to the remaining 133,248 shares reflecting the upsized facility, subject to adjustment. The Amended BlackRock Warrant amends the prior warrant issued to Holder on May 29, 2024. As of the signing date, the Amended BlackRock Warrant is exercisable for 59,310 ordinary shares, of which 43,321 shares were previously granted. Following the drawdown of each of Loans 1, 2 and 3, the Amended BlackRock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Amended BlackRock Warrant in connection with Loans 1, 2 and 3, will be exercisable for a period of up to seven years from the date of vesting and the Amended BlackRock Warrant will terminate at the earliest of (i) December 31, 2033, (ii) such earlier date on which the Amended BlackRock Warrant is no longer exercisable for any warrant shares in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Amended BlackRock Warrant had not been exercised in part or in full as of December 31, 2025.

In connection with this transaction, the Company incurred CHF 0.7 million and CHF 0.8 million of transaction related costs during the years ended December 31, 2025 and 2024, respectively, which were capitalized as a prepayment for liquidity services and recorded within other current assets.

At-the-Market Offering Program

On May 8, 2024, the Company entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 79.3 million) through Leerink Partners as its sales agent. Any such sales, made through the sales agent, can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Leerink Partners a commission of up to 3.0% of the gross proceeds of any sales of ordinary shares sold pursuant to the sales agreement. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares during the year ended December 31, 2024 and 2,500,000 ordinary shares during the year ended December 31, 2025 out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. In connection with this transaction the Company incurred approximately CHF 0.3 million of transaction related costs during the year ended December 31, 2024, which were capitalized within other current assets.

On October 29, 2025, in conjunction with the November 2025 Offerings, the Company suspended the ATM Offering Program. The sales agreement with Leerink Partners remains in full force and effect. As of the date hereof, we have not sold any ordinary shares under the ATM Offering Program. Of the ordinary shares held as treasury shares, 2,796,297 were issued in connection with the November 2025 Offerings discussed below.

Public Offerings

May 2023 Offering

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

February 2025 Offering

In February 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 (CHF 18.05) per share, for total gross proceeds of $100.0 million (CHF 90.2 million). New shares were issued out of the Company’s existing capital band.

November 2025 Offerings

On November 3, 2025, the Company closed offerings of an aggregate of 5,432,098 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.25 (CHF 16.33) per share for total gross proceeds of $110.0 million (CHF 88.7 million) before deducting underwriting discounts and commissions and offering expenses. The Company issued 2,635,801 shares out of the Company’s existing capital band and 2,796,297 shares previously held in treasury by the Company.

6.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reportable segment.

The table below provides the carrying amount of certain non-current assets, by geographic area:

	Switzerland		Others		Total
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
Intangible assets	13,292	13,292	-	-	13,292	13,292
Property and equipment	156	200	378	185	534	385
Right-of-use assets	541	699	1,922	604	2,463	1,303
Total	13,989	14,191	2,300	789	16,289	14,980

7.
INCOME AND EXPENSES

(A)
GRANT INCOME

Grant income reflects reimbursement of research and development expenses, and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the year ended December 31, 2025, 2024 and 2023 was CHF 1.2 million, CHF 0.7 million and CHF 0.9 million, respectively. Refer to Note 11.

(B)
OPERATING EXPENSES

The tables below show the breakdown of the operating expenses by category:

	For the years ended December 31,
	Research and development expenses			General and administrative expenses			Total operating expenses
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Personnel expenses	18,849	11,114	6,509	14,997	11,476	7,029	33,846	22,590	13,537
Payroll and related expenses	9,851	6,085	4,796	7,951	6,723	5,134	17,802	12,808	9,930
Share-based compensation expense	8,998	5,029	1,713	7,046	4,753	1,895	16,044	9,782	3,607
Other operating expenses	38,236	40,969	22,738	10,789	10,331	10,458	49,025	51,300	68,059
External service providers	36,818	40,127	22,256	8,200	7,445	7,695	45,018	47,572	29,951
Other operating expenses	1,077	573	258	2,384	2,749	2,700	3,461	3,322	2,958
Depreciation expense	341	269	224	205	137	63	546	406	287
Merger and listing expense(1)	-	-	-	-	-	-	-	-	34,863
Total	57,085	52,083	29,247	25,786	21,807	17,487	82,871	73,890	81,597

(1) Merger and listing expense is presented separately from research and development or general and administrative expenses on the consolidated statements of loss. The item relates to the BCA and is non-recurring in nature, representing a share-based payment made in exchange for a listing service.

Total operating expenses increased CHF 9.0 million from December 31, 2024 to December 31, 2025. The increase was driven by a CHF 5.0 million increase in research and development expense and a CHF 4.0 million increase in general and administrative expense year over year.

The increase in research and development expenses was primarily due to advancements in our late-stage development portfolio, including Privosegtor development activities and the DIAMOND clinical program. The cost increases were partially offset by a decline in Licaminlimab development costs due to the completion of RELIEF Phase 2 trial in 2024 and commencement of PREDICT registrational trial in late 2025.

The increase in general and administrative costs was primarily driven by personnel costs, specifically share-based compensation expense due to increased headcount and increased grant value for awards granted during the year ended December 31, 2025.

(C)
FINANCE RESULT

	For the years ended December 31,
	2025	2024	2023
Finance income	1,770	2,168	1,429
Finance expense	(833)	(639)	(1,315)
Fair value adjustment on warrant liabilities	(12,294)	(15,531)	(3,431)
Foreign currency exchange gain (loss)	(6,114)	1,269	(4,664)
Finance result	(17,471)	(12,733)	(7,981)

Finance income in all periods presented consists primarily of interest income earned from the Company’s short-term financial assets.

The primary finance expense in 2025 and 2024 is the amortization of transaction costs related to the Loan Agreement, entered into during the second quarter of 2024 and amended in the third quarter of 2025. Refer to Note 5.

The Company had 2,045,596 shares of BCA Warrants and 59,310 ordinary shares of Blackrock Warrants outstanding at December 31, 2025. Warrants are adjusted to fair market value at each reporting date. Refer to Note 17 for further discussions of the fair value gain/(loss) on warrant liabilities.

For the year ended December 31, 2025, the foreign currency exchange loss is primarily related to overall weakening of the U.S. dollar against the Swiss Franc. During the year ended December 31, 2024, the foreign currency exchange gain is primarily related to overall strengthening of the U.S. dollar against the Swiss Franc.

Financial result as presented in the statements of cash flows is comprised of interest and the foreign exchange effect on cash and financial assets, net.

(D)
INCOME TAX AND DEFERRED TAX

	For the years ended December 31,
	2025	2024	2023
Current income tax expense	(13)	(130)	(127)
Deferred tax income (expense)	199	290	20
Total tax benefit (expense)	186	160	(107)

The Group’s expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which ranged between 8.3% and 25.0% for 2025, 2024 and 2023 in the tax jurisdictions in which the Group operates. The weighted average tax rates applicable to the profits of the consolidated entities were 12.8%, 13.7% and 12.7% for the years 2025, 2024 and 2023, respectively. The decrease in 2025 primarily reflects changes in the composition of taxable results.

The tax on the Group’s profit / (loss) before tax differs from the statutory amount that would arise using the weighted average applicable tax rate as follows:

	For the years ended December 31,
	2025	2024	2023
Groups average expected tax rate	12.8%	13.7%	12.7%
Accounting loss before income tax	(99,143)	(85,937)	(88,695)
Taxes at weighted average income tax	12,727	11,792	11,294
Effect of unrecognized tax losses	(33,450)	(8,764)	(10,520)
Effect of use of unrecognized tax losses	22,491	-	-
Effect of non-deductible expenses	(3,434)	(3,098)	(6,041)
Effect of non-taxable income	1,457	280	5,103
Effect of other items	395	(50)	57
Total tax benefit (expense)	186	160	(107)

During the year ended December 31, 2025, the Group changed its corporate structure and completed an intra-group sale of an intangible asset between two wholly-owned Swiss legal entities, generating an intra-group taxable profit of CHF 210.4 million. The intra-group sale of intangible asset combined with regular operational losses resulted in the use of CHF 160.6 million unrecognized tax losses to offset the taxable income in the transferring Swiss entity, resulting in a reconciling effect of use of unrecognized tax losses of CHF 22.5 million.

The transaction created future temporary difference of CHF 210.4 million in the receiving Swiss entity due to the differences between the statutory and the IFRS carrying values of the transferred intangible asset. The amortization of the transferred intangible asset will commence when the market approval for the underlying asset is obtained. Given the uncertainty in the realization of future taxable profits, no deferred tax asset on these future temporary differences has been recognized as of December 31, 2025.

As of December 31, 2025, 2024 and 2023, the Group has accumulated tax losses, primarily in Switzerland. These losses may be carried forward to offset future taxable profits of the Company until expiration. However, no deferred tax assets have been recognized related to these losses as of December 31, 2025 as the realization of sufficient future taxable profits is not considered probable. Additionally, as certain tax losses have not yet been validated by the tax authorities, they remain subject to potential adjustments. The combined effect of unrecognized tax losses and intangible asset temporary differences amounted to CHF 33.5 million. This does not affect management’s assumption on the going concern hypothesis of the Group. Below is the maturity of the Group reportable losses:

	As of December 31,
	2025	2024	2023
2025	-	16,733	16,733
2026	-	13,113	13,113
2027	-	12,437	12,437
2028	-	14,865	14,865
2029	-	31,786	31,786
2030	41,396	81,509	81,509
2031	31,795	63,397	-
2032	33,670	-	-
Total	106,861	233,840	170,443

The Group did not recognize the following temporary differences:

	As of December 31,
	2025	2024	2023
Pension	1,335	1,870	728
Tax losses in Switzerland	106,861	233,840	170,443
Leases	(150)	(123)	(150)
Intangible asset	206,403	(4,025)	(4,025)
Total	314,449	231,562	166,996

The abovementioned intra-group sale transaction generated future temporary differences of CHF 210.4 million in the receiving Swiss entity and reduced accumulated tax losses by an amount of CHF 160.6 million as of December 31, 2025.

8. PROPERTY AND EQUIPMENT

The following table presents the movements in the book values of property and equipment:

	Lab - equipment	Lab - fixtures and fittings	Office equipment & hardware	Leasehold improvement	Total
Acquisition cost:
Balance as of December 31, 2023	618	195	151	-	964
Additions	10	-	122	98	230
Balance as of December 31, 2024	628	195	273	98	1,194
Additions	126	-	95	80	301
Disposals	(53)	-	(9)	-	(62)
Balance as of December 31, 2025	701	195	359	178	1,433

Accumulated depreciation:
Balance as of December 31, 2023	(464)	(106)	(106)	-	(676)
Depreciation expense	(84)	(19)	(20)	(10)	(133)
Balance as of December 31, 2024	(548)	(125)	(126)	(10)	(809)
Depreciation expense	(66)	(20)	(37)	(29)	(152)
Disposals	53	-	9	-	62
Balance as of December 31, 2025	(561)	(145)	(154)	(39)	(899)

Carrying amount:
Balance as of December 31, 2024	80	70	147	89	385
Balance as of December 31, 2025	140	50	205	139	534

9.
INTANGIBLE ASSETS

The following tables summarize the movement of intangibles assets, all of which represent licenses:

Total
Acquisition cost:
Balance as of December 31, 2023	12,206
Additions	1,086
Balance as of December 31, 2024	13,292
Balance as of December 31, 2025	13,292

Intangible assets as of both December 31, 2025 and 2024 were CHF 13.3 million, and represented licenses purchased under license agreements with Novartis and Accure. The Novartis license agreement was dated as of December 19, 2018 between Legacy Oculis and Novartis and relates to a novel topical anti-TNFα antibody, renamed Licaminlimab, for ophthalmic indications. The license agreement between Legacy Oculis and Accure, dated as of January 29, 2022, relates to the exclusive global licensing of its Privosegtor (formerly ACT-01) technology. This license agreement contained an upfront payment of CHF 3.0 million and reimbursement of development related costs of CHF 0.5 million. During the fourth quarter of 2024, the Company completed the Phase 2 ACUITY trial of Privosegtor in ON and received clearance from the U.S. Food and Drug Administration (“FDA”) for its investigational new drug (“IND”). These events triggered milestone payments to Accure totaling CHF 1.1 million which were capitalized, increasing the value of the intangible asset. The next clinical and regulatory milestone under the Accure Agreement will trigger a payment of CHF 2.1 million ($2.6 million) that the Company expects to pay in 2026.

(A)
Intangible assets amortization

The products candidates related to the capitalized intangible assets are not yet available for use. The amortization of the licenses will start when the market approval is obtained.

(B)
Annual impairment testing

Oculis performs an assessment of its licenses in the context of its annual impairment test. Given the stage of Oculis’ development activities and the importance of the relevant product candidates, Licaminlimab and Privosegtor, in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach and second on the basis of the continued development feasibility of both candidates.

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

Licaminlimab and Privosegtor, are additionally tested for impairment by assessing their probability of success. Assessments include reviews of the following indicators, and if the candidate fails any of these indicators the entire balance is written off:

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

In 2025, 2024 and 2023, reviews of all these indicators for Licaminlimab and Privosegtor were positive. No impairment losses were recognized in 2025, 2024 or 2023.

10.
RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The following table presents the right-of-use assets, which are related to the Company’s Switzerland, Iceland and U.S. facilities:

	Right-of-use assets
	2025	2024
Balance as of January 1,	1,303	755
Indexation for the period	20	25
New leases	1,530	792
FX revaluation	4	4
Depreciation charge for the period	(394)	(273)
Balance as of December 31,	2,463	1,303

During the year ended December 31, 2025, the Company signed a new lease in the U.S. commencing July 1, 2025 and a new lease in Iceland commencing September 1, 2025.

There are no variable lease payments which are not included in the measurement of lease obligations. Expected extension options have been included in the measurement of lease liabilities.

The following table presents the lease obligations:

	Lease liabilities
	2025	2024
Balance as of January 1,	(1,180)	(605)
New leases	(1,530)	(792)
FX revaluation	44	(32)
Indexation for the period	(20)	(25)
Interest expense for the period	(87)	(47)
Lease payments for the period	460	321
Balance as of December 31,	(2,313)	(1,180)

	As of December 31, 2025	As of December 31, 2024
Current	(502)	(315)
Non-current	(1,811)	(865)
Total	(2,313)	(1,180)

11.
OTHER CURRENT ASSETS, OTHER RECEIVABLE AND ACCRUED INCOME

The table below shows the breakdown of the other current assets by category:

	As of December 31, 2025	As of December 31, 2024
Prepaid clinical and technical development expenses	1,590	2,615
Prepaid general and administrative expenses	2,492	2,105
VAT, withholding tax and interest receivables	801	885
Total	4,883	5,605

The decrease in prepaid clinical and technical development expenses as of December 31, 2025 compared to prior year relates primarily to advancements of clinical trials. Specifically, the OCS-01 DIAMOND-1 and DIAMOND-2 trials in DME which started in December 2023 and February 2024, respectively, with enrollments completed in April 2025. The increase in prepaid general and administrative expenses is primarily due to capitalized transaction costs associated with the Company’s ATM Offering Program and Amended Loan Agreement.

The table below shows the movement of the accrued income for the years ended December 31, 2025 and 2024:

	2025	2024
Balance as of January 1,	629	876
Accrued income recognized during the period	1,199	686
Payments received during the period	(617)	(952)
Foreign exchange revaluation	(218)	19
Balance as of December 31,	993	629

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. These tax credits are either used to reduce the company’s income tax liability or, if the credits exceed the tax due, they are paid out in cash. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

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

The Company’s Swiss pension plan is fully reinsured with Swiss Life, therefore the plan assets are 100% covered by an insurance contract. The insurance company bearing the investment risk is also making these investments on behalf of the collective foundation. As a result, the assets of the plan consist of a receivable from the insurance police.

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

	For the years ended December 31,
Actuarial gains / (losses) recognized in other comprehensive loss:	2025	2024
On plan assets	(1)	(71)
On obligation	600	(1,090)
Total	599	(1,161)

	For the years ended December 31,
Net benefit expense:	2025	2024
Service cost	(975)	(663)
Interest cost on benefit obligation	(134)	(143)
Interest income	119	133
Administration cost	(18)	(15)
Net benefit expense	(1,008)	(688)

	For the years ended December 31,
Benefit liability	2025	2024
Defined benefit obligation	(15,998)	(13,715)
Fair value of plan assets	14,663	11,845
Net benefit liability	(1,335)	(1,870)

Changes in the present value of the defined benefit obligation are as follows:

	For the years ended December 31,
	2025	2024
Defined benefit obligation at January 1,	(13,715)	(9,930)
Interest cost	(134)	(143)
Service cost	(975)	(663)
Administrative expenses	(18)	(15)
Contributions paid by participants	(2,711)	(3,179)
Employees’ contributions	(408)	(312)
Benefits paid from plan assets	1,363	1,617
Actuarial gains / (losses)	600	(1,090)
Defined benefit obligation at December 31,	(15,998)	(13,715)

Changes in the fair value of plan assets are as follows:

	For the years ended December 31,
	2025	2024
Fair value of plan assets at January 1,	11,845	9,202
Expected return	119	133
Contributions by employer	944	707
Employees’ contributions	408	312
Benefits paid from plan assets	(1,363)	(1,617)
Contributions paid by participants	2,711	3,179
Actuarial losses	(1)	(71)
Fair value of plan assets at December 31,	14,663	11,845

The Group expects to contribute CHF 0.7 million to its defined benefit pension plan in 2026. The average duration of the plan was 14.3 years and 14.6 years as of December 31, 2025 and 2024, respectively.

The principal assumptions used in determining pension benefit obligations for the Group’s plan are shown below:

	For the years ended December 31,
	2025	2024
Discount rate	1.30%	1.00%
Future salary increases	0.75%	1.00%
Future pensions increases	0.00%	0.00%
Retirement age	65	65
Demographic assumptions	BVG 2020	BVG 2020

In regard to the underlying estimates for the calculation of the defined benefit pension liabilities the Company updated, among other minor updates, the discount rate assumption to 1.30% and 1.00% and the future salary increase assumption from 1.00% to 0.75% as of December 31, 2025 and 2024, respectively. All the actuarial assumption changes resulted in an actuarial gain of defined benefit pension liabilities of CHF 0.6 million. The net result is a decrease of defined benefit pension liabilities from CHF 1.9 million as of December 31, 2024 to CHF 1.3 million as of December 31, 2025. Other assumptions for defined benefit pension liabilities remain unchanged.

In 2025, the guaranteed interest to be credited to employees’ savings remains consistent with 2024 at 1.10%. The rate for converting mandatory savings to an annuity remains stable at 5.40% for males and 5.57% for females in 2026 and increases to 5.71% for females in 2027. The rate for converting supplementary savings to an annuity remains stable at 4.49% for males and 4.67% for females in 2026 and increases to 4.82% in 2027.

Sensitivity analysis

A quantitative sensitivity analysis for significant assumptions as of December 31, 2025 and 2024 is shown below:

	Discount rate		Future salary increase		Mortality assumptions
Assumptions as of December 31, 2025	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(15,466)	(16,597)	(16,129)	(15,872)	(16,153)	(15,844)
Decrease/(increase) from actual defined benefit obligation	532	(599)	(131)	126	(155)	154

Assumptions as of December 31, 2024	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(13,226)	(14,236)	(13,828)	(13,607)	(13,844)	(13,589)
Decrease/(increase) from actual defined benefit obligation	490	(521)	(112)	108	(129)	126

The sensitivity analysis above is subject to limitations and has been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

13.
SHARE BASED PAYMENT

On March 2, 2023, the Company adopted the Stock Option and Incentive Plan Regulation 2023 (the “2023 Plan”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”) and other awards. The 2023 Plan lays out the details for the equity incentives for talent acquisition and retention purposes.

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

The 2023 Plan reflects the revised capital structure of the Company following completion of the Business Combination in March 2023. As a result, all option holders holding options under the prior Stock Option and Incentive Plan Regulation 2018 (the“2018 Plan”) prior to the close of the Business Combination exchanged their options held in Legacy Oculis for newly issued options to purchase ordinary shares of Oculis (“Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the Exchange Ratio with all other terms remaining unchanged. The comparative fair value calculation of options using the Black-Scholes model before and after the merger concluded that there was no significant change in value. The exchange of equity awards under the prior 2018 Plan for equity awards under the 2023 Plan was determined to be a modification in accordance with IFRS 2 – Share-based payment. The Group has and will continue to record the related expense per the original valuation and vesting period without incremental charges.

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

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value of options granted during the year ended December 31, 2025 was CHF 11.77 or $14.17 per share. The weighted average grant date fair value of options and SARs granted during the year ended December 31, 2024 was CHF 7.80 or $8.85 per share. The weighted average grant date fair value of options granted during the year ended December 31, 2023 was CHF 5.24 or $5.83 per share.

The Black-Scholes fair value of SARs was determined using assumptions that were not materially different from those used to value options. The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of options and SARs granted during the years indicated:

	For the years ended December 31,
	2025	2024	2023
Weighted average share price at the date of grant (1)	USD 18.39 (CHF 15.28)	USD 11.63 (CHF 10.24)	USD 8.30 (CHF 7.46)
Range of expected volatilities (%) (2)	81.84-91.39	85.54-93.00	68.70-83.80
Range of expected terms (years) (3)	6.25	5.50-6.25	6.25
Range of risk-free interest rates (%) (1)(4)	3.7-4.3	3.6-4.6	3.5-4.8
Dividend yield (%)	0.0	0.0	0.0

(1)
Following the NASDAQ U.S. listing in 2023, the equity award exercise price is denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.
(2)
The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.
(3)
The expected term represents the period that share-based awards are expected to be outstanding.
(4)
The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term.

The following table summarizes the Company’s stock option and SARs activity under the 2023 Plan for 2023 to 2025:

	Number of options (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1, 2023	1,762,949	2.39	2027-2031
Options granted(2)	1,614,000	7.49	2033
SARs granted	134,765	7.27	2033
Earnout options granted	369,737	0.01	2028
Forfeited(2)(3)	(302,299)	2.62	2033
Exercised(3)	(112,942)	2.43	2028-2032
Outstanding as of December 31, 2023	3,466,210	4.50	2027-2033
Exercisable at December 31, 2023	1,164,513	2.21	2028-2033
Outstanding as of January 1, 2024	3,466,210	4.50	2027-2033
Options granted	1,811,122	10.24	2034
Forfeited(3)	(288,767)	4.38	2028-2034
Exercised(3)	(301,511)	3.17	2027-2033
Outstanding as of December 31, 2024	4,687,054	6.82	2028-2034
Exercisable at December 31, 2024	1,935,101	4.34	2028-2034
Outstanding as of January 1, 2025	4,687,054	6.82	2028-2034
Options granted	1,227,131	15.28	2035
Forfeited(3)	(387,146)	10.53	2028-2035
Exercised(3)	(363,093)	5.19	2028-2034
Outstanding as of December 31, 2025	5,163,946	8.32	2028-2035
Exercisable at December 31, 2025	2,661,095	5.27	2028-2035

(1)
Retroactive application of the recapitalization effect due to the BCA for activity prior to March 2, 2023, an Exchange Ratio of 1.1432 was applied to the number of options and the weighted average exercise price was divided by the same exchange ratio.
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
(3)
Forfeited amount includes earnout options forfeited during the years ended December 31, 2025, 2024, and 2023. No SARs have been exercised or forfeited during the years ended December 31, 2025, 2024, and 2023.

Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of December 31, 2025 have exercise prices ranging from CHF 1.63 to CHF 17.10. The weighted average remaining contractual life of options and SARs outstanding as of December 31, 2025 and 2024 was seven and eight years, respectively.

Restricted stock units

Each RSU granted under the 2023 Plan entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all outstanding RSUs in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSU’s have time-based vesting conditions ranging from one to four years. Certain RSU’s also include a performance condition, for which the Company has evaluated the probability of achievement. Expense is only recorded for awards with vesting criteria linked to performance conditions that are deemed probable of achievement. The following table summarizes the Company’s RSU activity under the 2023 Plan for the years ended December 31, 2025 and 2024:

	2025			2024
	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates
Outstanding as of January 1,	467,478	9.81	2034	—	—	—
RSUs granted	714,813	15.36	2035	476,908	9.83	2034
RSUs vested/released	(174,655)	10.24	2034-2035	(9,430)	10.51	2034
Outstanding as of December 31,	1,007,636	13.93	2034-2035	467,478	9.81	2034

Restricted share awards

Each restricted share award (“RSA”) granted under the 2018 Plan was immediately exercised and the expense was recorded at fair value on the grant date in full. The Company held call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date, the last of which expired during 2024. As of December 31, 2023, 98,094 RSA’s were subject to repurchase. No RSA’s were subject to repurchase at December 31, 2024 or 2025. For each grant of restricted shares, the Company issued a grant notice, which detailed the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant were set by the Board of Directors. No RSAs were granted under the 2023 Plan since plan adoption. No expense was recognized during the years ended December 31, 2025, 2024 or 2023 related to restricted stock awards.

Share-based compensation expense

The following table details share-based compensation expense by award type for the years indicated:

	For the years ended December 31,
	2025	2024	2023
Stock options	9,662	8,218	3,608
RSUs	6,382	1,564	-
Total share-based compensation expense	16,044	9,782	3,608

The reserve for share-based payment increased from CHF 6.4 million as of December 31, 2023 to CHF 16.1 million as of December 31, 2024, and to CHF 30.4 million as of December 31, 2025. During the year ended December 31, 2025, certain RSUs that included a performance condition were modified such that the condition had been met, resulting in CHF 0.3 million of additional share-based compensation expense during the year ended December 31, 2025. During the year ended December 31, 2024, certain options were modified to accelerate vesting upon the death of an employee, resulting in the acceleration of expense recognition of CHF 1.0 million.

14.
CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

	Cash and cash equivalents		Short-term financial assets
by currency	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
Swiss Franc	45,716	2,810	126,000	61,000
US Dollar	33,766	15,234	1,031	9,955
Euro	539	8,960	4,653	-
Iceland Krona	440	648	-	-
Other	868	56	-	-
Total	81,329	27,708	131,684	70,955

Cash and cash equivalents consist primarily of cash balances held at banks. Short-term financial assets consist of fixed term bank deposits with maturities between three and nine months.

15. SHAREHOLDERS’ EQUITY

(A)
Conditional Capital

The conditional capital at December 31, 2025 amounted to a maximum of CHF 235,752.08 split into 23,575,208 ordinary shares, in connection with the potential future issuances of:

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

•
Conditional share capital in connection with employee benefit plans:

CHF 124,800.00 through the issuance of a maximum of 12,480,000 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

During the year ended December 31, 2025, 363,093 stock options have been exercised and 174,655 RSUs vested resulting in the associated ordinary shares issued using the conditional share capital for employee benefit plans (refer to Note 13). These shares were not registered yet in the commercial register as of December 31, 2025.

•
Conditional share capital for BCA public and private warrants:

CHF 39,751.05 through the issuance of a maximum of 3,975,105 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

During the year ended December 31, 2025, 1,929,467 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for BCA public and private warrants (refer to Note 17). These shares were not registered yet in the commercial register as of December 31, 2025.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis. As of December 31, 2025, 159,453 earnout options were exercisable.

(B)
Treasury shares

The Company cancelled 100,000 treasury shares effective March 2, 2023 as a result of the Business Combination. In connection with the ATM Offering Program, the Company issued 1,000,000 ordinary shares during the year ended December 31, 2024 and 2,500,000 ordinary shares during the year ended December 31, 2025 out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. There were no sales under the ATM Offering Program during the year ended December 31, 2025. In connection with the November 2025 Offerings, the Company issued 2,796,297 shares previously held in treasury by the Company.

(D) Capital band

As of December 31, 2025, the Company’s capital band has a lower limit of CHF 545,336.74 and upper limit of CHF 818,005.11. The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 272,668.37 by issuing up to 27,266,837 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital to the upper limit or decrease the share capital to the lower limit at any time and as often as required until June 4, 2030.

16. TRADE PAYABLES, ACCRUED EXPENSES AND OTHER PAYABLES

Trade payables decreased from CHF 5.9 million as of December 31, 2024 to CHF 1.8 million as of December 31, 2025. The decrease in trade payables compared to prior year relates to the commencement of several clinical trials in the fourth quarter of 2024 requiring up-front invoicing by vendors.

The table below shows the breakdown of the accrued expenses and other payables by category:

	As of December 31, 2025	As of December 31, 2024
Product development related expenses	13,156	13,702
Personnel related expenses	4,491	3,696
General and administration related expenses	1,385	749
Other payables	935	51
Total	19,967	18,198

Accrued general and administrative related expenses and other payables primarily increased due to professional services and transaction costs incurred during 2025 related to the November 2025 Offerings.

17. WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of December 31, 2025 and 2024:

	2025			2024
	BCA Warrants	Amended BlackRock Warrant	Total Warrant Liabilities	BCA Warrants	BlackRock Warrant	Total Warrant Liabilities
Balance as of January 1,	19,390	461	19,851	5,370	-	5,370
Issuance of warrants	-	122	122	-	294	294
Fair value loss on warrant liability	12,280	14	12,294	15,364	167	15,531
Exercise of public and private warrants	(17,789)	-	(17,789)	(1,344)	-	(1,344)
Balance as of December 31,	13,881	597	14,478	19,390	461	19,851

The fair value of the public BCA Warrants, which are traded on Nasdaq, is based on the quoted Nasdaq market prices at the end of the reporting period for such warrants. Since the private placement BCA Warrants have identical terms to the public BCA Warrants, the Company determined that the fair value of each private placement BCA Warrant is equivalent to that of each public BCA Warrant. The public BCA Warrants are included in Level 1 and the private placement BCA Warrants in Level 2 of the fair value hierarchy. The BCA Warrants are classified as short-term liabilities given that the Company cannot defer the settlement for at least 12 months.

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

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the BlackRock Warrant as of initial issuance date, December 31, 2024, Amended BlackRock Warrant issuance date and December 31, 2025 as indicated:

	December 31, 2025	July 31, 2025	December 31, 2024	May 29, 2024
Share price on valuation date	USD 19.97 (CHF 15.83)	USD 17.64 (CHF 14.34)	USD 17.00 (CHF 15.38)	USD 11.93 (CHF 10.88)
Expected volatility (%) (1)	82.52-85.13	88.53	94.32	85.56
Expected term (years) (2)	2.71-3.29	3.50	3.21	3.50
Risk-free interest rate (%) (3)	3.53-3.58	3.91	4.28	4.75
Dividend yield (%)	0.00	0.00	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the BlackRock Warrant is expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

For the year ended December 31, 2025, the Company recognized a fair value loss of CHF 12.3 million, primarily due to increase of the warrant share price. There were exercises of 1,929,467 warrant shares during the year ended December 31, 2025 at a price of CHF 9.55 or $11.50 per share, which resulted in a reduction of CHF 17.8 million to the warrant liability, an additional CHF 19.8 million of cash and an increase of CHF 37.8 million in shareholders’ equity. The warrant exercises, partially offset by the fair value loss resulted in a decrease of the warrant liability to CHF 14.5 million as of December 31, 2025. For the year ended December 31, 2024, the Company recognized a fair value loss of CHF 15.5 million, leading to an increase of the warrant liability to CHF 19.9 million as of December 31, 2024. The exercise of 279,033 public warrants at a price of CHF 10.13 or $11.50 per share during the year ended December 31, 2024 resulted in a reduction of CHF 1.3 million to the warrant liability, an additional CHF 2.7 million of cash and an increase of CHF 4.1 million in shareholders’ equity.

In the event of an exercise, warrant liabilities are reduced by the fair value on the date of exercise. The resulting fair value adjustment and cash received are recorded to share premium within the statements of changes in equity. The movement of the warrant liabilities during the years ended December 31, 2025 and 2024 is illustrated below:

	2025		2024
	Warrant liabilities	Number of outstanding warrants	Warrant liabilities	Number of outstanding warrants
Balance as of January 1,	19,851	4,018,384	5,370	4,254,096
Issuance of warrants	122	15,989	294	43,321
Fair value loss on warrant liability	12,294	-	15,531	-
Exercise of public and private warrants	(17,789)	(1,929,467)	(1,344)	(279,033)
Balance as of December 31,	14,478	2,104,906	19,851	4,018,384

18. COMMITMENTS AND CONTINGENCIES

Commitments related to Novartis license agreement

In December 2018, Oculis entered into an agreement with Novartis, under which Oculis licensed a novel topical anti-TNFα antibody, now named as Licaminlimab, for ophthalmic indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from high one digit to low teens, based on sales thresholds. As of December 31, 2019, Oculis had paid in full the contractual non-refundable upfront fee of CHF 4.7 million. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 76.9 million or $97.0 million. Royalties are based on net sales of licensed products, depending on the sales volumes reached.

Commitments related to Accure license agreement

On January 29, 2022, the Company entered into a License Agreement with Accure for the exclusive global licensing of its Privosegtor technology. Under this agreement, Oculis licensed a novel neuroprotective drug candidate, now renamed as Privosegtor, for ophthalmic and other indications (refer to Note 9). As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from one digit to low teens, based on sales thresholds. As of December 31, 2025, Oculis has paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of CHF 0.5 million. During the fourth quarter of 2024, the Company met the first two milestones pursuant to the agreement, which were FDA IND clearance for the intravenous formulation of Privosegtor, and completion and positive readout of the first PoC clinical trial for AON, resulting in an accrual of CHF 1.1 million, for which payment was made in 2025. If all remaining predefined milestones are reached, Oculis will be obligated to pay a total of CHF 87.9 million or $110.9 million. The next clinical and regulatory milestone under the Accure Agreement will trigger a payment of CHF 2.1 million ($2.6 million) that the Company expects to pay in 2026. In case of a commercialization, sublicense revenues will be subject to further royalty payments.

Commitments related to Rennes University Collaboration Research agreement

On January 31, 2022, the Company entered into a collaboration research agreement with the Rennes University and CNRS in France. This agreement is for the research of Antisense Oligonucleotide (ASO) to modulate gene expressions. As consideration for the research performed by Rennes University and CNRS, Oculis is obligated to pay a non-refundable cost contribution of CHF 0.2 million or EUR 0.2 million. As of December 31, 2025, Oculis paid a contractual non-refundable cost contribution of CHF 0.1 million or EUR 0.1 million. Following completion of the research services, the parties shall sign a commercial agreement based on predefined development and commercial milestone payments and royalties on net sales of licensed products as defined in the collaboration research agreement. Oculis has not reached any milestones or royalties thresholds. If the commercial agreement was signed by the parties and development and commercial milestones were reached, Oculis would be obligated to pay an additional CHF 6.5 million or EUR 7.0 million and royalties ranging from low to mid-single digit percentage on net sales. In case of sublicense revenues, Oculis shall be subject to further royalty payments.

Research and development commitments

The Group conducts product research and development programs through third party vendors that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of December 31, 2025, commitments for external research and development projects amounted to CHF 42.0 million, compared to CHF 32.2 million as of December 31, 2024, as detailed in the schedule below. The increase in commitments year over year is primarily due to the progression of ongoing clinical trials during 2025, including the DIAMOND trials, as well as the initiation of the PIONEER program and PREDICT-1 trial in Q4 2025.

	As of December 31, 2025	As of December 31, 2024
Within one year	31,449	21,933
Between one and five years	10,537	10,232
Total	41,986	32,165

19. RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation expenses were:

	For the years ended December 31,
	2025	2024	2023
Salaries, cash compensation and other short-term benefits	6,030	4,902	3,067
Pension expense	498	398	320
Share-based compensation expense	11,502	7,480	2,543
Total	18,030	12,780	5,930

Salaries, cash compensation and other short-term benefits include social security, board member fees and insurance benefits.

The number of key management individuals reported as receiving compensation in the table above decreased from 12 to 11 for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above was 4 for the years ended December 31, 2025 and 2024.

20. FINANCIAL INSTRUMENTS / RISK MANAGEMENT

Categories of financial instruments:

As indicated in Note 3, all financial assets and liabilities are shown at amortized cost, except for warrant liabilities that are held at fair value. The following table shows the carrying amounts of financial assets and liabilities:

Financial assets	As of December 31, 2025	As of December 31, 2024
Financial assets - non-current	249	141
Other current assets, excluding prepaids	801	148
Accrued income	993	629
Short-term financial assets	131,684	70,955
Cash and cash equivalents	81,329	27,708
Total	215,056	99,581

Financial liabilities	As of December 31, 2025	As of December 31, 2024
Trade payables	1,800	5,871
Accrued expenses and other payables	19,967	18,198
Lease liabilities	2,313	1,180
Warrant liabilities	14,478	19,851
Total	38,558	45,100

Below is the net debt table of liabilities from financing activities:

	Leasing	Warrant liabilities	Total
Net debt as of December 31, 2023	(605)	(5,370)	(5,975)
Payments for the period	321	-	321
Issuance of warrants	-	(294)	(294)
Fair value loss on warrant liability	-	(15,531)	(15,531)
Exercise of public and private warrants	-	1,344	1,344
Addition of Swiss lease	(792)	-	(792)
Interest calculated on leases	(47)	-	(47)
Indexation for the period	(25)	-	(25)
FX revaluation	(32)	-	(32)
Net debt as of December 31, 2024	(1,180)	(19,851)	(21,031)
Payments for the period	460	-	460
Issuance of warrants	-	(122)	(122)
Fair value loss on warrant liability	-	(12,294)	(12,294)
Exercise of public and private warrants	-	17,789	17,789
Addition of US and Iceland amended leases	(1,530)	-	(1,530)
Interest calculated on leases	(87)	-	(87)
Indexation for the period	(20)	-	(20)
FX revaluation	44	-	44
Net debt as of December 31, 2025	(2,313)	(14,478)	(16,791)

Fair values

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income, trade payables and accrued expenses and other payables approximates their fair value.

The warrant liabilities are measured at fair value on a recurring basis, refer to Note 3.

Risk assessment

The Company maintains an internal control system that includes an annual financial reporting risk assessment. The ultimate responsibility of the risk management is of the Board of Directors and a yearly review takes place during one of the Board of Directors meetings.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2025, if the listed price of the warrants had moved by 5.0% with all other variables held constant, the net loss for the period would have been lower/higher by CHF 0.7 million. As of December 31, 2024, the change would have been CHF 1.0 million.

Foreign currency risks

Since 2020, Oculis has established a presence in the U.S., France and Hong Kong with local currencies in U.S. Dollar (USD), Euro (EUR) and Hong Kong Dollar (HKD), respectively. In 2025, foreign currency risks primarily relate to cash and cash equivalents, short term financial assets, prepaid expenses, trade payables and accrued expenses denominated in U.S. Dollar and Euro, with immaterial amounts recorded in ISK and HKD.

The following table demonstrates the impact of a possible change in USD and EUR against CHF in regard to monetary assets and liabilities denominated in local functional currencies, as well as the impact of foreign currency risk on the Company’s consolidated net loss:

	As of December 31, 2025	For the year ended December 31, 2025	As of December 31, 2024	For the year ended December 31, 2024
Change in rate	Net exposure	Impact on loss	Net exposure	Impact on loss
+5.0% USD	5,586	279	10,272	(514)
-5.0% USD	5,586	(279)	10,272	514
+5.0% EUR	3,951	198	5,409	270
-5.0% EUR	3,951	(198)	5,409	(270)

Interest rate risk

The financial instruments of the Group are not bearing interest and are therefore not subject to interest rate risk.

Hedging activities

There are no hedging activities within the Group.

Credit risk

As of December 31, 2025, the maximum exposure is the carrying amount of the Company’s cash, cash equivalents and short-term financial assets are mainly held with two financial institutions, each with a high credit rating of A+ assigned by international credit-rating agencies. Management focuses on diversification strategies and monitors counterparties’ ratings to minimize exposure.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity management is performed by Group finance based on cash flow forecasts which are prepared on a rolling basis and focuses mainly on ensuring that the Group has sufficient cash to meet its operational needs. The Group’s liquidity needs have been historically satisfied through the issuance of preferred shares, the Business Combination, PIPE and CLA financings, and share offerings, discussed further in Note 5.

All of the Company’s financial instruments, except for the long-term portion of lease liabilities, are due within one year. The following table shows the total future obligations related to these financial instruments:

	As of December 31, 2025	Less than one year	Over one year	As of December 31, 2024	Less than one year	Over one year
Trade payables	1,800	1,800	-	5,871	5,871	-
Accrued expenses and other payables	19,967	19,967	-	18,198	18,198	-
Lease payments	2,931	551	2,380	1,270	353	917
Total	24,698	22,318	2,380	25,339	24,422	917

Capital management

Since its incorporation, the Group has primarily funded its operations through capital increases, and at the current development stage, the Group frequently raises new funds to finance its development portfolio.

21. LOSS PER SHARE

As of December 31, 2025, the Company had 57,984,438 ordinary shares issued and outstanding with a share price of $19.97 or CHF 15.83. The following table sets forth the loss per share calculations for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
	2025	2024	2023
Net loss for the period attributable to Oculis shareholders	(98,957)	(85,777)	(88,802)
Loss per share
Weighted-average number of shares used to compute basic and diluted loss per share	52,243,100	40,406,551	29,899,651

Basic and diluted net loss per share for the period, in CHF	(1.89)	(2.12)	(2.97)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of December 31,
	2025	2024	2023
Share options issued and outstanding	4,946,948	4,444,388	3,096,473
Earnout options	216,998	242,666	369,737
Share and earnout options issued and outstanding	5,163,946	4,687,054	3,466,210
Restricted stock units subject to future vesting	1,007,636	467,478	-
Restricted shares subject to repurchase	-	-	98,094
Unvested earnout shares	948,549	2,371,272	3,793,995
Public warrants	1,893,897	3,823,364	4,102,397
Private warrants	151,699	151,699	151,699
BlackRock Warrant	59,310	43,321	-
Total	9,225,037	11,544,188	11,612,395

22. SUBSEQUENT EVENTS

As a result of the BCA, Legacy Oculis equity holders received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01. The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post acquisition-closing VWAP targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period during the earnout period. In February 2026, the third price target of $25.00 was met, resulting in 55,487 earnout options becoming exercisable and the immediate vesting of 948,549 earnout shares.